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FORTIS
6775
FORTIS
3385
FORTIS
005

FORTIS
SA NV

Financial Statements 2007

This is Fortis

Profile

Fortis is an international provider of banking and insurance services to personal, business and institutional customers. We deliver a total package of financial products and services through our own high-performance channels and via intermediaries and other partners.

Fortis is a leader in financial services in the Benelux region – one of Europe's wealthiest. Building on that leadership, we have developed an extensive European footprint in the retail banking market, operating through a variety of distribution channels. We offer financial services to companies, institutional clients and high net worth individuals and provide integrated solutions to the enterprise and the entrepreneur. Our unique expertise has made us a regional and in some cases global leader in niche markets, such as energy, commodities and transportation, and fund administration. We successfully combine our banking and insurance skills in growth markets in Europe and Asia, and we excel in bancassurance in several countries, like Belgium, Portugal and Malaysia.

Fortis ranks among Europe's top 20 financial institutions, with a market capitalisation of EUR 40 billion at year-end 2007. Together with ABN AMRO, we have a presence in over 50 countries and a dedicated, professional workforce of more than 85,000. All this makes us a leader in financial services in Europe, a top 3 private banker and a top tier asset manager.

Our vision

In a more complex yet more convergent world, innovation, speed and agility will be as crucial as scale, track record and reach. Fortis will stand out as a professional international financial services brand, recognised for its ability to deliver superior and sustainable stakeholder value by constantly anticipating and surpassing the needs of customers, investors, employees, partners and communities wherever we do business.

Our mission

Fortis provides compelling customer solutions creatively.

One of Europe's most dynamic and sustainable financial services brands, we deliver specialised, innovative and pragmatic customer solutions, across a network of channels and by leveraging our operational and entrepreneurial expertise.

Fortis Financial Statements 2007

Fortis Consolidated Financial Statements

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Fortis SA/NV Financial Statements

Fortis N.V. Financial Statements

Contents

Introduction 7

Fortis Consolidated Financial Statements 2007 9

Consolidated balance sheet 10
Consolidated income statement 11
Consolidated statement of changes in equity 12
Consolidated cash flow statement 13

General Notes 15

1 Legal structure 16
2 Accounting policies 17
2.1 General 17
2.2 Accounting estimates 17
2.3 Changes in accounting policies 17
2.4 Segment reporting 18
2.5 Consolidation principles 19
2.6 Foreign currency 20
2.7 Trade and settlement date 21
2.8 Offsetting 21
2.9 Classification and measurement of financial assets and liabilities 21
2.10 Fair value of financial instruments 22
2.11 Measurement of impaired assets 23
2.12 Cash and cash equivalents 23
2.13 Due from banks and due from customers 24
2.14 Sale and repurchase agreements and lending/borrowing securities 24
2.15 Assets and liabilities held for trading 25
2.16 Investments 25
2.17 Leasing 26
2.18 Investments related to unit-linked contracts 27
2.19 Reinsurance and other receivables 27
2.20 Property, plant and equipment 27
2.21 Goodwill and other intangible assets 28
2.22 Deferred acquisition costs 29
2.23 Non-current assets held for sale and discontinued operations 30
2.24 Derivative financial instruments and hedging 30
2.25 Securitisations 32
2.26 Liabilities arising from insurance and investment contracts 32
2.27 Liabilities related to unit-linked contracts 35
2.28 Debt certificates, subordinated liabilities and other borrowings 35
2.29 Employee benefits 35
2.30 Provisions, contingencies, commitments and financial guarantees 37
2.31 Equity 38
2.32 Interest income and expense 38
2.33 Gross premium income, claims and benefits 39
2.34 Realised and unrealised gains and losses 39
2.35 Fee and commission income 40
2.36 Transaction costs 40
2.37 Borrowing costs 40
2.38 Income tax expenses 41
2.39 Earnings per share 41

3	Acquisitions and disposals		42
	3.1	Fortis Insurance Company Asia (FICA)	42
	3.2	Dominet	43
	3.3	Other acquisitions	43
	3.4	Disposals	44
4	Shareholders' equity		46
5	Minority interests		52
6	Earnings per share		53
7	Risk management		54
	7.1	Introduction	54
	7.2	Philosophy, strategy and principles of sound risk management	55
	7.3	Risk management organisation	57
	7.4	Financial Risk	60
	7.5	Liquidity Risk	88
	7.6	Insurance Risk	92
	7.7	Operational risk	97
8	Supervision and solvency		103
	8.1	Fortis consolidated	103
	8.2	Banking	103
	8.3	Insurance	104
	8.4	Fortis core equity target and total capital	104
9	Post-employment benefits and other long-term employee benefits		106
10	Employee share option and share purchase plans		114
11	Remuneration of Board members and Executive Managers		118
12	Audit fees		126
13	Related parties		127
14	Information on segments		129
	14.1	General information	129
	14.2	Banking	129
	14.3	Insurance	131
	14.4	General	132
	14.5	Balance sheet by activity	133
	14.6	Income statement by activity	136
	14.7	Balance sheet of banking segments	139
	14.8	Income statement of banking segments	142
	14.9	Balance sheet of insurance segments	145
	14.10	Income statement of insurance segments	148
	14.11	Balance sheet of insurance: Life and Non-life	151
	14.12	Income statement of insurance: Life and Non-life	154
	14.13	Geographic segmentation	157
Notes to the balance sheet			**159**
15	Cash and cash equivalents		160
16	Assets and liabilities held for trading		161
17	Due from banks		164
18	Due from customers		166
19	Investments		169
	19.1	Investments held to maturity	170
	19.2	Investments available for sale	170
	19.3	Investments held at fair value through profit or loss	175
	19.4	Structured Credit Instruments	176
	19.5	Real estate	179
	19.6	Investments in associates and joint ventures	180

20 Acquisition of ABN AMRO ... 183
20.1 Business units acquired ... 183
20.2 Integration process and next steps ... 184
20.3 Accounting aspects ... 184
21 Reinsurance and other receivables ... 188
22 Property, plant and equipment ... 190
23 Goodwill and other intangible assets ... 194
24 Accrued interest and other assets ... 198
25 Due to banks ... 200
26 Due to customers ... 202
27 Liabilities arising from insurance and investment contracts ... 204
28 Liabilities related to unit-linked contracts ... 207
29 Debt certificates ... 208
30 Subordinated liabilities ... 210
31 Other borrowings ... 216
32 Provisions ... 217
33 Current and deferred tax liabilities ... 219
34 Accrued interest and other liabilities ... 221
35 Derivatives ... 223
36 Fair value of financial assets and financial liabilities ... 230

Notes to the income statement ... 233

37 Interest income ... 234
38 Insurance premiums ... 235
39 Dividend and other investment income ... 237
40 Realised capital gains and losses on investments ... 238
41 Other realised and unrealised gains and losses ... 239
42 Fee and commission income ... 240
43 Other income ... 241
44 Interest expenses ... 242
45 Insurance claims and benefits ... 243
46 Change in impairments ... 244
47 Fee and commission expenses ... 246
48 Depreciation and amortisation of tangible and intangible assets ... 247
49 Staff expenses ... 248
50 Other expenses ... 249
51 Income tax expenses ... 250

Note to the Insurance income statement ... 253

52 Technical and non-technical result ... 254

Notes to off-balance sheet items ... 261

53 Commitments and guarantees ... 262
54 Contingent liabilities ... 263
55 Lease agreements ... 264
56 Assets under management ... 265
57 Post-balance sheet date events ... 268

Statement of the Board of Directors **269**

Independent Auditor's report **270**

Report of the Board of Directors of Fortis SA/NV and Fortis N.V. **273**

Fortis SA/NV Financial Statements 2007 .... **279**

Fortis N.V. Financial Statements 2007 .... **299**

Stichting Continuïteit Fortis **310**

Other information **311**

Forward - looking statements to be treated with caution 312
Availability of company documents for public inspection 313
Dematerialisation and registration of bearer shares 314
Glossary and abbreviations 315

Introduction

The Fortis Financial Statements 2007 comprise the audited Fortis Consolidated Financial Statements 2007, with comparative figures for 2006 and 2005, prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Fortis Consolidated Financial Statements include Fortis SA/NV and Fortis N.V. (Parent Companies) and their subsidiaries. This document also includes the Report of the Board of Directors of Fortis SA/NV and Fortis N.V., as well as the audited financial statements of Fortis SA/NV, prepared in accordance with the legal and regulatory requirements applicable in Belgium and the audited financial statements of Fortis N.V., prepared in accordance with the legal and regulatory requirements applicable in the Netherlands.

The Fortis Financial Statements 2007, together with the Annual Review 2007, constitute the Fortis Annual Report 2007. In addition to these documents, Fortis publishes annually a Statistical Review of its figures for the past ten years.

All amounts in the tables of these Financial Statements are denominated in millions of euros, unless stated otherwise. Because figures have been rounded off, small differences with previously reported figures may occur. Certain reclassifications have been made with regard to the prior year's Financial Statements in order to make them comparable to the presentation for the year under review.

Fortis Consolidated Financial Statements 2007

Consolidated balance sheet

(before appropriation of profit)

	Note	31 December 2007	31 December 2006	31 December 2005
Assets				
Cash and cash equivalents	15	26,360	20,413	21,822
Assets held for trading	16	74,800	70,215	62,705
Due from banks	17	119,036	90,131	81,002
Due from customers	18	316,308	286,459	280,759
Investments:	19			
- *Held to maturity*		*4,234*	*4,505*	*4,670*
- *Available for sale*		*164,089*	*186,428*	*179,020*
- *Held at fair value through profit or loss*		*6,193*	*6,600*	*5,127*
- *Investment property*		*3,656*	*3,047*	*2,546*
- *Associates and joint ventures*		*28,108*	*1,854*	*1,706*
		206,280	202,434	193,069
Investments related to unit-linked contracts		31,120	28,749	25,667
Reinsurance and other receivables	21	9,718	9,187	9,557
Property, plant and equipment	22	4,004	3,522	3,197
Goodwill and other intangible assets	23	3,339	2,261	1,922
Accrued interest and other assets	24	80,214	61,858	49,294
Total assets		**871,179**	**775,229**	**728,994**
Liabilities				
Liabilities held for trading	16	89,589	64,308	50,562
Due to banks	25	192,431	177,481	175,183
Due to customers	26	262,298	254,225	252,603
Liabilities arising from insurance and investment contracts	27	64,732	59,764	56,109
Liabilities related to unit-linked contracts	28	31,788	29,156	26,151
Debt certificates	29	102,073	95,719	83,727
Subordinated liabilities	30	21,925	15,375	13,757
Other borrowings	31	3,018	2,149	1,699
Provisions	32	899	817	907
Current and deferred tax liabilities	33	2,490	2,733	3,629
Accrued interest and other liabilities	34	65,742	51,951	45,011
Total liabilities		**836,985**	**753,678**	**709,338**
Shareholders' equity	4	33,047	20,644	18,929
Minority interests	5	1,147	907	727
Total equity		**34,194**	**21,551**	**19,656**
Total liabilities and equity		**871,179**	**775,229**	**728,994**

Consolidated income statement

	Note	2007	2006	2005
Income				
Interest income	37	94,869	72,583	66,845
Insurance premiums	38	14,934	13,984	12,919
Dividend and other investment income	39	1,086	996	918
Share in result of associates and joint ventures		359	137	97
Realised capital gains (losses) on investments	40	2,133	1,137	1,642
Other realised and unrealised gains and losses	41	1,176	1,362	878
Fee and commission income	42	4,400	3,734	3,124
Income related to investments for unit-linked contracts		648	1,929	3,224
Other income	43	852	679	712
Total income		**120,457**	**96,541**	**90,359**
Expenses				
Interest expense	44	(87,354)	(65,121)	(60,227)
Insurance claims and benefits	45	(14,075)	(13,151)	(11,788)
Charges related to unit-linked contracts		(1,426)	(2,374)	(3,709)
Change in impairments	46	(3,042)	(194)	(235)
Fee and commission expense	47	(2,344)	(1,922)	(1,615)
Depreciation and amortisation of tangible and intangible assets	48	(612)	(576)	(548)
Staff expenses	49	(4,980)	(4,485)	(4,291)
Other expenses	50	(3,798)	(3,336)	(2,856)
Total expenses		**(117,631)**	**(91,159)**	**(85,269)**
Profit before taxation		**2,826**	**5,382**	**5,090**
Income tax expense	51	235	(1,030)	(1,164)
Net profit for the period		**3,061**	**4,352**	**3,926**
Net gain on discontinued operations		1,013	61	60
Net profit before minority interests		**4,074**	**4,413**	**3,986**
Net profit attributable to minority interests		80	62	45
Net profit attributable to shareholders		**3,994**	**4,351**	**3,941**
Per share data (EUR)	6			
Basic earnings per share		2.30	2.83	2.57
Basic earnings per share before net gain on discontinued operations		1.72	2.79	2.53
Diluted earnings per share		2.04	2.80	2.55

Consolidated statement of changes in equity

	Share capital	Share premium reserve	Other reserves	Currency translation reserve	Net profit attributable to shareholders	Unrealised gains and losses	Share holders' equity	Minority interests	Total equity
Balance at 1 January 2006	**6,307**	**11,718**	**(8,206)**	**22**	**3,941**	**5,147**	**18,929**	**727**	**19,656**
Net profit for the period					4,351		4,351	62	4,413
Revaluation of investments						(1,103)	(1,103)	(13)	(1,116)
Foreign exchange differences				(168)		(15)	(183)	(7)	(190)
Other non-owner changes in equity			(20)				(20)		(20)
Total non-owner changes in equity			*(20)*	*(168)*	*4,351*	*(1,118)*	*3,045*	*42*	*3,087*
Transfer			3,941		(3,941)				
Dividend			(1,574)				(1,574)	(36)	(1,610)
Increase of capital	9	65					74		74
Treasury shares			170				170		170
Other changes in equity								174	174
Balance at 31 December 2006	**6,316**	**11,783**	**(5,689)**	**(146)**	**4,351**	**4,029**	**20,644**	**907**	**21,551**
Net profit for the period					3,994		3,994	80	4,074
Revaluation of investments						(3,446)	(3,446)	(36)	(3,482)
Foreign exchange differences				(18)		19	1	5	6
Other non-owner changes in equity			3				3		3
Total non-owner changes in equity			*3*	*(18)*	*3,994*	*(3,427)*	*552*	*49*	*601*
Transfer			4,351		(4,351)				
Dividend			(1,971)				(1,971)	(33)	(2,004)
Increase of capital	4,816	10,940					15,756		15,756
Treasury shares			(2,279)				(2,279)		(2,279)
Equity component of subordinated liabilities			409				409		409
Other changes in equity			(64)					224	160
Balance at 31 December 2007	**11,132**	**22,723**	**(5,240)**	**(164)**	**3,994**	**602**	**33,047**	**1,147**	**34,194**

Changes in equity are described in greater detail in note 4 and note 5.

Consolidated cash flow statement

	2007	2006	2005
Profit before taxation	**2,826**	**5,382**	**5,090**
Adjustments on non-cash items included in profit before taxation:			
(Un)realised gains (losses)	(3,346)	(2,565)	(1,963)
Share of profits in associates and joint ventures	(359)	(137)	(97)
Depreciation, amortisation and accretion	805	832	967
Provisions and impairments	3,070	184	399
Share based compensation expense	21	23	12
Changes in operating assets and liabilities:			
Assets and liabilities held for trading	22,176	6,601	(3,605)
Due from banks	(29,365)	(9,116)	(16,593)
Due from customers	(32,802)	(8,160)	(46,043)
Reinsurance and other receivables	(578)	315	(2,457)
Investments related to unit-linked contracts	(2,295)	(3,027)	(3,074)
Due to banks	14,723	1,827	52,560
Due to customers	10,088	1,347	27,476
Liabilities arising from insurance and investment contracts	4,639	3,521	4,493
Liabilities related to unit-linked contracts	2,474	3,012	3,429
Net changes in all other operational assets and liabilities	5,525	(2,052)	(7,368)
Dividend received from associates	241	80	51
Income tax paid	(820)	(905)	(1,023)
Cash flow from operating activities	**(2,977)**	**(2,838)**	**12,254**
Purchases of investments	(110,165)	(103,540)	(73,869)
Proceeds from sales and redemptions of investments	120,914	89,624	58,054
Purchases of investment property	(430)	(1,094)	(387)
Proceeds from sales of investment property	306	594	176
Purchases of property, plant and equipment	(1,093)	(605)	(369)
Proceeds from sales of property, plant and equipment	140	89	165
Acquisition of subsidiaries, associates and joint ventures, net of cash acquired	(27,328)	(340)	(1,112)
Divestments of subsidiaries, associates and joint ventures, net of cash sold	1,478	11	
Purchases of intangible assets	(398)	(136)	(142)
Proceeds from sales of intangible assets			6
Cash flow from investing activities	**(16,576)**	**(15,397)**	**(17,478)**
Proceeds from the issuance of debt certificates	138,229	61,592	60,794
Payment of debt certificates	(129,287)	(45,234)	(57,663)
Proceeds from the issuance of subordinated liabilities	9,844	3,175	2,081
Payment of subordinated liabilities	(2,572)	(1,791)	(1,546)
Proceeds from the issuance of other borrowings	2,760	1,687	1,148
Payment of other borrowings	(4,153)	(1,247)	(962)
Proceeds from the issuance of shares	15,756	229	1
Purchases of treasury shares	(3,403)	(931)	(751)
Proceeds from sales of treasury shares	1,124	1,101	807
Dividends paid to shareholders of the parent company	(1,950)	(1,569)	(1,986)
Dividends paid to minority interests	(33)	(36)	(20)
Cash flow from financing activities	**26,315**	**16,976**	**1,903**
Effect of exchange rate differences on cash and cash equivalents	(815)	(150)	123
Net increase (decrease) of cash and cash equivalents	**5,947**	**(1,409)**	**(3,198)**
Cash and cash equivalents as at 1 January	**20,413**	**21,822**	**25,020**
Cash and cash equivalents as at 31 December	**26,360**	**20,413**	**21,822**
Supplementary disclosure of operating cash flow information			
Interest received	85,499	67,321	65,269
Dividend received from investments	436	399	344
Interest paid	(78,273)	(59,981)	(59,305)

General Notes

1 Legal structure

Fortis' two Parent Companies are Fortis SA/NV, incorporated in Belgium with its registered office at Rue Royale 20/ Koningsstraat 20, Brussels, Belgium and Fortis N.V., incorporated in the Netherlands with its registered office at Archimedeslaan 6, Utrecht, the Netherlands. The parent companies own, on a 50/50 basis, all the shares of two holding companies, Fortis Brussels SA/NV and Fortis Utrecht N.V. The holding companies are shareholders in operating companies and service companies, either direct or indirect through subsidiaries.



Structure of Fortis
Fortis SA/NV
Fortis N.V.
50%
50%
50%
50%
Fortis Brussels SA/NV
Fortis Utrecht N.V.
Fortis Bank SA/NV
Fortis Insurance N.V.

The Consolidated Financial Statements include the Financial Statements of Fortis SA/NV and Fortis N.V. (the 'Parent Companies') and all of their subsidiaries. In combining the financial statements of Fortis SA/NV and Fortis N.V., Fortis has opted for consortium accounting in order to reflect its Banking and Insurance activities in the most reliable manner.

A list of all group companies and other participating interests has been filed with the National Bank of Belgium in Brussels and with the commercial register of the Chamber of Commerce in Utrecht. The list is available upon request, free of charge, from Fortis in Brussels and Utrecht.

When purchasing a Fortis share, shareholders effectively acquire a unit that comprises one ordinary Fortis SA/NV share and one ordinary Fortis N.V. share. Fortis shares have a primary listing on the regulated market of Euronext Brussels and Euronext Amsterdam. It is possible to trade Fortis shares on either market, and also to buy on one market and sell on the other. Fortis also has a secondary listing on the Luxembourg Stock Exchange and a sponsored ADR programme in the United States.

2 Accounting policies

2.1 General

The Fortis Consolidated Financial Statements, including the 2006 and 2005 comparative figures, are prepared in accordance with IFRSs – including International Accounting Standards ('IAS') and Interpretations – at 31 December 2007 and as adopted by the European Union. For IAS 39, Financial Instruments: Recognition and Measurement, the exclusion regarding hedge accounting (the so-called 'carve-out') decreed by the European Union on 19 November 2004 is taken into account.

Where accounting policies are not specifically mentioned below, reference should be made to the IFRSs as adopted by the European Union.

2.2 Accounting estimates

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying these accounting policies. Actual results may differ from those estimates and judgemental decisions.

Judgements and estimates are principally made in the following areas:
- estimation of the recoverable amount of impaired assets
- determination of fair values of non-quoted financial instruments
- determination of the useful life and the residual value of property, plant and equipment, investment property and intangible assets
- measurement of liabilities for insurance contracts
- actuarial assumptions related to the measurement of pension obligations and assets
- estimation of present obligations resulting from past events in the recognition of provisions.

2.3 Changes in accounting policies

The accounting policies used to prepare these 2007 Consolidated Annual Financial Statements are consistent with those applied for the year ended 31 December 2006.

On 1 June 2007 the European Union endorsed the two following IFRICs:

- IFRIC 10, *Interim Financial Reporting and Impairment*. This interpretation prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The accounting policies of Fortis were already in line with this interpretation.
- IFRIC 11, IFRS 2: *Group and Treasury Share Transaction*, applicable as from the financial year 2008. This interpretation provides further guidance on the implementation of IFRS 2, *Share-based Payment*. Fortis is evaluating the effect of this interpretation for implementation in 2008.

On 6 September 2007, the IASB issued a revised version of IAS 1, *Presentation of Financial Statements* applicable as from the financial year 2009. The changes will only have an impact on the presentation, not on recognition or measurement.

On 21 November 2007, the European Union endorsed IFRS 8, *Operating Segments*. Fortis is evaluating the effect of this Standard for implementation in 2009.

2.4 Segment reporting

Primary reporting format – business segments

On 12 October 2006 Fortis announced organisational changes to support the evolution of its growth strategy. This organisation is operational since 1 January 2007.

The primary format for reporting segment information is based on business segments. Fortis' reportable business segments represent groups of assets and operations engaged in providing financial products or services, which are subject to differing risks and returns.

Fortis' core activities are **Banking** and **Insurance**. As such, Fortis is organised on a worldwide basis into three businesses, further subdivided into business segments:

Retail Banking

- Retail Banking Network
- Retail Banking Asset Management

Merchant & Private Banking

- Merchant & Private Banking Clients
- Merchant & Private Banking Skills

Insurance

- Insurance Belgium – Life
- Insurance Belgium – Non-life
- Insurance Netherlands – Life
- Insurance Netherlands – Non-life
- Insurance International – Life
- Insurance International – Non-life

Activities not related to Banking or Insurance and elimination differences are reported separately from the Banking and Insurance activities.

Transactions or transfers between the business segments are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

On 5 November 2007 Fortis announced that it would reorganise its management structure as of 1 January 2008. The adequate management structure will not only facilitate the successful integration of the acquired businesses of ABN AMRO, but will also support the development of Fortis as a whole. Fortis will start to report according to the new organisational structure as of the first quarter of 2008.

Secondary reporting format – geographical segments

A geographical segment is engaged in providing products or services within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

Fortis' geographical segments for reporting purposes are as follows:

- Benelux (Belgium, the Netherlands, Luxembourg)
- Other European Countries
- North America
- Asia
- Other.

2.5 Consolidation principles

Subsidiaries

The Consolidated Financial Statements include those of Fortis SA/NV and Fortis N.V. (the 'Parent Companies') and their subsidiaries. Subsidiaries are those companies, of which Fortis, either directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities ('control'). Subsidiaries are consolidated from the date on which effective control is transferred to Fortis and are no longer consolidated from the date that control ceases. Subsidiaries acquired exclusively with a view to resale are accounted for as non-current assets held for sale (see 2.23).

In combining the financial statements of Fortis SA/NV and Fortis N.V., Fortis has opted for consortium accounting in order to reflect its Banking and Insurance activities in the most reliable manner. The EU 7th Directive, dated 13 June 1983 (83/349/EEC), states that a Member State may require to draw up consolidated financial statements if the relevant entities are managed on a unified basis or if the administrative, management or supervisory bodies of the entities concerned consist for the major part of the same persons in office during the year. This is required in Belgium under art. 111 of the Belgian Company Act and in the Netherlands under the Dutch Civil Code, Part 9, Book 2, article 406.1.

Fortis sponsors the formation of Special Purpose Entities ('SPEs') primarily for the purpose of asset securitisation transactions, structured debt issuance, or to accomplish another well-defined objective. Some of the SPEs are bankruptcy-remote companies whose assets are not available to settle the claims of Fortis. SPEs are consolidated if, in substance, they are controlled by Fortis.

Intercompany transactions, balances and gains and losses on transactions between the Fortis companies are eliminated. Minority interests in the net assets and net results of consolidated subsidiaries are shown separately on the balance sheet and income statement. Minority interests are stated at the fair value of the net assets at the date of acquisition. Subsequent to the date of acquisition, minority interests comprise the amount calculated at the date of acquisition and the minority's share of changes in equity since the date of acquisition.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether Fortis controls another entity.

Joint ventures

Investments in joint ventures are accounted for using the equity method. Joint ventures are contractual agreements whereby Fortis and other parties undertake an economic activity that is subject to joint control.

Associates

Investments in associates are accounted for using the equity method. These are investments where Fortis has significant influence, but which it does not control. The investment is recorded at Fortis' share of the net assets of the associate. The ownership share of net income for the year is recognised as investment income and Fortis' share in the investment's post-acquisition direct equity movements are recognised in equity. Gains on transactions between Fortis and investments accounted for using the equity method are eliminated to the extent of Fortis' interest. Losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Adjustments are made to the financial statements of the associates to ensure consistent accounting policies across Fortis.

Losses are recognised until the carrying amount of the investment is reduced to nil and further losses are only recognised to the extent that Fortis has incurred legal or constructive obligations or made payments on behalf of an associate.

2.6 Foreign currency

The consolidated financial statements are stated in euros, which is the functional currency of the Parent Companies of Fortis.

Foreign currency transactions

For individual entities of Fortis, foreign currency transactions are accounted for using the exchange rate at the date of the transaction.

Outstanding balances in foreign currencies at year end are translated at year end exchange rates for monetary items.

Translation of non-monetary items depends on whether the non-monetary items are carried at historical cost or at fair value. Non-monetary items carried at historical cost are translated using the historical exchange rate that existed at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate on the date that the fair values are determined.

The resulting exchange differences are recorded in the income statement as foreign currency gains (losses), except for those non-monetary items whose fair value change is recorded as a component of equity.

The distinction between exchange differences (recognised in the income statement) and unrealised fair value results (recognised in equity) on available-for-sale financial assets is determined according to the following rules:

- the exchange differences are determined based on the evolution of the exchange rate calculated on the previous balances in foreign currency
- the unrealised (fair value) results are determined based on the difference between the balances in euros of the previous and the new period, converted at the new exchange rate.

Foreign currency translation

On consolidation, the income statement and cash flow statement of entities whose functional currency is not denominated in euros are translated into the presentation currency of Fortis (euros), at average daily exchange rates for the current year (or exceptionally at the exchange rate at the date of the transaction if exchange rates fluctuate significantly) and their balance sheets are translated using the exchange rates prevailing at the balance sheet date. Translation exchange differences are recognised in equity under the heading 'currency translation reserve'. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

Exchange differences arising on monetary items, borrowings and other currency instruments, designated as hedges of a net investment in a foreign entity are recorded in equity (under 'currency translation reserve') in the consolidated financial statements, until the disposal of the net investment, except for any hedge ineffectiveness that is immediately recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate on the balance sheet date. All resulting differences are recognised in equity under the heading 'currency translation reserve' until disposal of the foreign entity when a recycling to the income statement takes place.

The following table shows the rates of the most relevant currencies for Fortis.

			Rates at year end			*Average rates*
	2007	*2006*	*2005*	*2007*	*2006*	*2005*
1 EURO =						
Pound sterling	0.73	0.67	0.69	0.68	0.68	0.68
US dollar	1.47	1.32	1.18	1.37	1.26	1.24
Japanese Yen	164.58	156.84	139.07	161.29	146.01	136.81

2.7 Trade and settlement date

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, which is the date when Fortis becomes a party to the contractual provisions of the financial assets.

Forward purchases and sales other than those requiring delivery within the time frame established by regulation or market convention are recognised as derivative forward transactions until settlement.

2.8 Offsetting

Financial assets and liabilities are offset and the net amount reported on the balance sheet if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.9 Classification and measurement of financial assets and liabilities

Fortis classifies financial assets and liabilities based on the business purpose of entering into these transactions.

Financial assets
Consequently, financial assets are classified as assets held for trading, investments, due from banks and due from customers.

The measurement and income recognition in the income statement depend on the IFRS classification of the financial assets, being: (a) loans and receivables; (b) held-to-maturity investments; (c) financial assets at fair value through profit or loss and (d) available-for-sale financial assets. This IFRS classification determines the measurement and recognition as follows:

- Loans and receivables are initially measured at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation in the income statement.

- Held-to-maturity investments consist of instruments with fixed or determinable payments and fixed maturity for which the positive intent and ability to hold to maturity is demonstrated. They are initially measured at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation recorded in the income statement.

- Financial assets at fair value through profit or loss include:
  (i) financial assets held for trading, including derivative instruments that do not qualify for hedge accounting
  (ii) financial assets that Fortis has irrevocably designated at initial recognition or first-time adoption of IFRS as held at fair value through profit or loss, because:
    - the host contract includes an embedded derivative that would otherwise require separation
    - it eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch')
    - it relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis.

- Available-for-sale financial assets are those that are otherwise not classified as loans and receivables, held-to-maturity investments, or financial assets designated at fair value through profit or loss. Available-for-sale financial assets are initially measured at fair value (including transaction costs), and are subsequently measured at fair value with unrealised gains or losses from fair value changes reported in equity.

Financial liabilities

Financial liabilities are classified as liabilities held for trading, due to banks, due to customers, debt certificates, subordinated liabilities and other borrowings.

The measurement and recognition in the income statement depends on the IFRS classification of the financial liabilities, being: (a) financial liabilities at fair value through profit or loss, and (b) other financial liabilities. This IFRS classification determines the measurement and recognition in the income statement as follows:

- Financial liabilities at fair value through profit or loss include:
  - (i) financial liabilities held for trading, including derivative instruments that do not qualify for hedge accounting
  - (ii) financial liabilities that Fortis has irrevocably designated at initial recognition or first-time adoption of IFRS as held at fair value through profit or loss, because
    - the host contract includes an embedded derivative that would otherwise require separation
    - it eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch')
    - it relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis.

- Other financial liabilities are initially recognised at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation recorded in the income statement.

2.10 Fair value of financial instruments

The fair value of a financial instrument is determined based on quoted prices in active markets. When quoted prices in active markets are not available, valuation techniques are used. Valuation techniques make maximum use of market inputs but are affected by the assumptions used, including discount rates and estimates of future cash flows. Such techniques include market prices of comparable investments, discounted cash flows, option pricing models and market multiples valuation methods. In the rare case where it is not possible to determine the fair value of a financial instrument, it is accounted for at cost.

On initial recognition, the fair value of a financial instrument is the transaction price, unless the fair value is evidenced by observable current market transactions in the same instrument, or is based on a valuation technique that includes inputs only from observable markets.

The principal methods and assumptions used by Fortis in determining the fair value of financial instruments are:

- Fair values for securities available for sale or at fair value through profit or loss are determined using market prices from active markets. If no quoted prices are available from an active market, the fair value is determined using discounted cash flow models. Discount factors are based on the swap curve plus a spread reflecting the risk characteristics of the instrument. Fair values for securities held to maturity (only necessary for disclosures) are determined in the same way.
- Fair values for derivative financial instruments are obtained from active markets or determined using, as appropriate, discounted cash flow models and option pricing models.
- Fair values for unquoted private equity investments are estimated using applicable market multiples (e.g. price/earnings or price/cash flow ratios) refined to reflect the specific circumstances of the issuer.
- Fair values for loans are determined using discounted cash flow models based upon Fortis' current incremental lending rates for similar type loans. For variable-rate loans that re-price frequently and have no significant change in credit risk, fair values are approximated by the carrying amount. Option pricing models are used for valuing caps and prepayment options embedded in loans that have been separated in accordance with IFRS.
- Off-balance-sheet commitments or guarantees are fair valued based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.
- For short-term payables and receivables, the carrying amounts are considered to approximate fair values.

2.11 Measurement of impaired assets

An asset is impaired when its carrying amount exceeds its recoverable amount. Fortis reviews all of its assets at each reporting date for objective evidence of impairment.

The carrying amount of impaired assets is reduced to its estimated recoverable amount and the amount of the change in the current year is recognised in the income statement. Recoveries, write-offs and reversals of impairment are included in the income statement as part of change in impairment.

If in a subsequent period the amount of the impairment on assets other than goodwill or available-for-sale equity instruments decreases, due to an event occurring after the write-down, the amount is reversed by adjusting the impairment and is recognised in the income statement.

Financial assets

A financial asset (or group of financial assets) is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event (or events) has an impact on the estimated future cash flows of the financial asset (or group of financial assets) that can be reliably estimated.

For equity securities, the triggers used to determine whether there is objective evidence of impairment include, amongst others, the consideration whether the fair value is substantially below cost at the balance sheet date, or has been below cost for a prolonged period at the balance sheet date.

Depending on the type of financial asset, the recoverable amount can be estimated as follows:

- the fair value using an observable market price
- present value of expected future cash flows discounted at the instrument's original effective interest rate (for financial assets carried at amortised cost)
- based on the fair value of the collateral.

Impairments to available-for-sale equity instruments cannot be reversed through the income statement in subsequent periods.

Goodwill and other intangible assets

See 2.21: Goodwill and other intangible assets.

Other assets

For non-financial assets, the recoverable amount is measured as the higher of the fair value less cost to sell and the value in use. Fair value less cost to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

2.12 Cash and cash equivalents

Content

Cash and cash equivalents comprise cash on hand, freely available balances with central banks and other financial instruments with less than three months maturity from the date of acquisition.

Cash flow statement

Fortis reports cash flows from operating activities using the indirect method, whereby the net result is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Interest received and interest paid are presented as cash flows from operating activities in the cash flow statement. Dividends received are classified as cash flows from operating activities. Dividends paid are classified as cash flows from financing activities.

2.13 Due from banks and due from customers

Classification
Due from banks and due from customers include loans originated by Fortis by providing money directly to the borrower or to a sub-participation agent and loans purchased from third parties that are carried at amortised cost. Debt securities acquired on the primary market directly from the issuer are recorded as loans, provided there is no active market for those securities. Loans that are originated or purchased with the intent to be sold or securitised in the short-term are classified as assets held for trading. Loans that are designated as held at fair value through profit or loss or available for sale are classified as such at initial recognition.

Measurement
Incremental costs incurred and loan origination fees earned in securing a loan are deferred and amortised over the life of the loan as an adjustment to the yield.

Impairment
A credit risk for specific loan impairment is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows or, alternatively, the collateral value less costs to sell if the loan is secured.

An 'incurred but not reported' (IBNR) impairment on loans is recorded when there is objective evidence that incurred losses are present in components of the loan portfolio, without having specifically identified impaired loans. This impairment is estimated based upon historical patterns of losses in each component, reflecting the current economic climate in which the borrowers operate and taking into account the risk of difficulties in servicing external debt in some foreign countries based on an assessment of the political and economic situation.

Impairments are recorded as a decrease in the carrying value of due from banks and due from customers.

When a specific loan is identified as uncollectible and all legal and procedural actions have been exhausted, the loan is written off against the related charge for impairment; subsequent recoveries are credited to change in impairment in the income statement.

2.14 Sale and repurchase agreements and lending/borrowing securities

Securities subject to a repurchase agreement ('repos') are not derecognised from the balance sheet. The liability resulting from the obligation to repurchase the assets is included in 'due to banks' or 'due to customers' depending on the type of counterparty. Securities purchased under agreements to resell ('reverse repos') are not recognised on the balance sheet. The right to receive cash from the counterparty is recorded as due from banks or due from customers depending on the type of counterparty. The difference between the sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lent to counterparties remain on the balance sheet. Similarly, securities borrowed are not recognised on the balance sheet. If borrowed securities are sold to third parties, the proceeds from the sale and a liability for the obligation to return the collateral are recorded. The obligation to return the collateral is measured at fair value through profit or loss and is classified as a liability held for trading. Cash advanced or received related to securities borrowing or lending transactions is recorded as due from banks/due from customers or due to banks/due to customers.

2.15 Assets and liabilities held for trading

A financial asset or financial liability is classified as held for trading if it is:

- acquired or incurred principally for the purpose of selling or repurchasing it in the near term
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking
- a derivative (except for a derivative that is a designated and effective hedging instrument).

Assets and liabilities held for trading are initially recognised and subsequently measured at fair value through profit or loss. The (realised and unrealised) results are included in 'Other realised and unrealised gains and losses'. Interest received (paid) on assets (liabilities) held for trading is reported as interest income (expense). Dividends received are included in 'dividend and other investment income'.

2.16 Investments

Management determines the appropriate classification of its investment securities at the time of the purchase. Investment securities with a fixed maturity where management has both the intent and the ability to hold to maturity are classified as held to maturity. Investment securities to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available for sale. Investment securities that are acquired for the purpose of generating short-term profits are considered to be held for trading. Any investment, other than investments in equity instruments without a quoted market price in an active market, may be designated on initial recognition as a financial instrument at fair value through profit or loss. Once an asset has been designated as held at fair value through profit or loss it cannot be transferred to a different category.

Held-to-maturity investments are carried at amortised cost less any impairment changes. Any difference between the initial recognition amount resulting from transaction costs, initial premiums or discounts is amortised over the life of the investment using the effective interest method. If a held-to-maturity investment is determined to be impaired, the impairment is recognised in the income statement.

Available-for-sale investment securities are held at fair value. Changes in the fair value are recognised directly in equity until the asset is sold, unless the asset is hedged by a derivative. If an investment is determined to be impaired, the impairment is recognised in the income statement. For impaired available-for-sale investments, unrealised losses previously recognised in equity are transferred to the income statement when the impairment occurs.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment was recognised in the income statement, the impairment is reversed, with the amount of the reversal recognised in the income statement. Impairments recognised in the income statement for an investment in an equity instrument classified as available for sale are not reversed through the income statement.

Available-for-sale investment securities that are hedged by a derivative are carried at fair value with movements in fair value recognised through the income statement for the part attributable to the hedged risk and through equity for the remaining part.

Held-for-trading assets and assets designated as held at fair value through profit or loss are carried at fair value. Changes in the fair value are recognised in the income statement.

Investment property

Investment properties are those properties held to earn rental income or for capital appreciation. Fortis may also use certain investment properties for its own use. If the own use portions can be sold separately or leased out separately under a finance lease, these portions are accounted for as property, plant and equipment. If the own use portions cannot be sold separately, the property is treated as investment property only if Fortis holds an insignificant portion for its own use.

Investment property is measured at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual value and the useful life of investment property are determined for each significant part separately (component approach) and are reviewed at each year end.

Fortis rents its investment property under various non-cancellable rental contracts. Certain contracts contain renewal options for various periods of time; the rental income associated with these contracts is recognised on a straight-line basis over the rental term as investment income.

Transfers to, or from, investment property are only made when there is a change of use:

- into investment property at the end of owner-occupation, or at the start of an operating lease to a another party, or at the end of construction or development
- out of investment property at the commencement of owner-occupation, or start of development with a view to sale.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognised as revenue and expenses respectively by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

2.17 Leasing

Fortis as a lessor

Assets leased under operating leases are included in the consolidated balance sheet (1) under investment property (buildings), and (2) under property, plant and equipment (equipment and motor vehicles). They are recorded at cost less accumulated depreciation. Rental income, net of any incentives given to lessees, is recognised on a straight-line basis over the lease term. Initial direct costs incurred by Fortis are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the rental income.

Fortis has also entered into finance leases, in which substantially all the risks and rewards related to ownership of the leased asset, other than legal title, are transferred to the customer.

When assets held are subject to a finance lease, the present value of the lease payments and any guaranteed residual value is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease interest income is recognised over the term of the lease based on a pattern reflecting a constant periodic rate of return on the net investment outstanding in respect of finance leases. Initial direct costs incurred by Fortis are included in the finance lease receivable and allocated against lease interest income over the lease term.

Fortis as a lessee

Fortis principally enters into operating leases for the rental of equipment and land and buildings. Payments made under such leases are typically charged to the income statement principally on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Any incentives received from the lessor in relation to operating leases are recognised as a reduction of rental expense over the lease term on a straight-line basis.

If the lease agreement transfers substantially all the risks and rewards incident to ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalised. At inception, the asset is recorded at the lower of the present value of the minimum lease payments or fair value and depreciated over the shorter of its estimated useful life or the lease term. The corresponding lease obligation, net of finance charges, is recorded as borrowings. The interest element of the finance cost is charged to the income statement over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the obligation for each period.

2.18 Investments related to unit-linked contracts

Investments related to unit-linked insurance and investment contracts represent funds maintained to meet specific investment objectives of third parties that bear the investment risk. Treasury shares held on behalf of policyholders are eliminated.

2.19 Reinsurance and other receivables

Reinsurance

Fortis assumes and/or cedes reinsurance in the normal course of business. Reinsurance receivables principally include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from or due to reinsurers are estimated in a manner consistent with the amounts associated with the reinsured policies and in accordance with the reinsurance contract. Reinsurance is presented on the balance sheet on a gross basis unless a right of offset exists.

Contracts that transfer significant insurance risk are classified as reinsurance contracts. Investment contracts are those contracts that transfer financial risk without transferring significant insurance risk.

Reinsurance contracts are reviewed to determine if significant insurance risk is transferred within the contract. Reinsurance contracts that do not transfer significant insurance risk are accounted for using the deposit method and included in loans or borrowings as a reinsurance financial asset or liability. A reinsurance financial asset or liability is recognised based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured. Amounts received or paid under these contracts are accounted for as deposits using the effective interest method.

Other receivables

Other receivables arising from the normal course of business and originated by Fortis are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments.

2.20 Property, plant and equipment

All real estate held for own use and fixed assets are stated at cost less accumulated depreciation (except for land that is not depreciated) and any accumulated impairment losses. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of its acquisition or construction.

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The useful life of the buildings is determined for each significant part separately (component approach) and is reviewed at each year end. The real estate is therefore split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful life of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Techniques and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, office and equipment are depreciated over their respective useful lives, which have been determined individually.

As a general rule, residual values are considered to be zero.

Repairs and maintenance expenses are charged to the income statement when the expenditure is incurred. Expenditures that enhance or extend the benefits of real estate or fixed assets beyond their original use are capitalised and subsequently depreciated.

For borrowing costs to finance the construction of property, plant and equipment: see 2.37 Borrowing costs.

2.21 Goodwill and other intangible assets

Intangible assets
An intangible asset is an identifiable non-monetary asset and is recognised at cost if, and only if, it will generate future economic benefits and if the cost of the asset can be measured reliably.

Intangible assets with indefinite lives, which are not amortised, are instead tested for impairment at least annually. Any impairment loss identified is recognised in the income statement. Intangibles are recorded on the balance sheet at cost less any accumulated amortisation and any accumulated impairment losses. The residual value and the useful life of intangible assets are reviewed at each year end. With the exception of goodwill, Fortis does not have intangible assets with indefinite useful lives.

Intangible assets with definite lives are amortised over the estimated useful life.

Goodwill
Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the fair value of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business combination over Fortis' interest in the fair value of assets acquired and liabilities and contingent liabilities assumed. Goodwill arising on the acquisition of a subsidiary is reported on the balance sheet as an intangible asset. Goodwill arising on business combinations before 1 January 2004 is deducted from equity and is not restated under IFRS. At acquisition date, it is allocated to those cash-generating units that are expected to benefit from the synergies of the business combination. It is not amortised, but instead is tested for impairment. Goodwill arising on the acquisition of an associate is presented as part of the investment in the associate.

Any excess of the acquired interest in the net fair value of the acquiree's assets, liabilities and contingent liabilities over the acquisition cost is recognised immediately in the income statement.

Fortis assesses the carrying value of goodwill annually or, more frequently, if events or changes in circumstances indicate that such carrying value may not be recoverable. If such indication exists, the recoverable amount is determined for the cash-generating unit to which goodwill belongs. This amount is then compared to the carrying amount of the cash-generating unit and an impairment loss is recognised if the recoverable amount is less than the carrying amount. Impairment losses are recognised immediately in the income statement.

In the event of an impairment loss, Fortis first reduces the carrying amount of goodwill allocated to the cash generating unit and then reduces the other assets in the cash-generating unit pro rata on the basis of the carrying amount of each asset in the cash generating unit. Previously recognised impairment losses relating to goodwill are not reversed.

Fortis may obtain control of a subsidiary in more than one transaction. When this occurs, each exchange transaction is treated separately by Fortis. The cost of each transaction is compared to the fair value of each transaction to determine the amount of goodwill associated with that individual transaction. Before Fortis obtains control of the entity, the transaction may qualify as an investment in an associate and may be accounted for using the equity method. If so, the fair value of the investee's identifiable net assets at the date of each earlier transaction will have been determined in applying the equity method to the investment.

Other intangible assets

Value of business acquired (VOBA)
Value of business acquired represents the difference between the fair value at acquisition date and the subsequent carrying value of a portfolio of contracts acquired in a business or portfolio acquisition. VOBA is recognised as an intangible asset and amortised over the income recognition period of the portfolio of contracts acquired.

Internally generated intangible assets
Internally generated intangible assets are capitalised when Fortis can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale
- its intention to complete the intangible asset and use or sell it
- its ability to use or sell the intangible asset
- how the intangible asset will generate probable future economic benefits
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset
- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Intangible assets arising from research and internally generated goodwill are not capitalised.

Software
Software for computer hardware that cannot operate without that specific software, such as the operating system, is an integral part of the related hardware and it is treated as property, plant and equipment. If the software is not an integral part of the related hardware, the costs incurred during the development phase for which Fortis can demonstrate all of the above-mentioned criteria are capitalised as an intangible asset and amortised using the straight-line method over the estimated useful life. In general, such software is amortised over a maximum of 5 years.

Other intangible assets with definite lives
Other intangible assets include intangible assets with definite lives, such as trademarks and licenses that are generally amortised over their useful lives using the straight-line method. Intangible assets with finite lives are reviewed at each reporting date for indicators of impairment. In general, such intangible assets have an expected useful life of 10 years at most.

2.22 Deferred acquisition costs

General
The costs of new and renewed insurance business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to the production of new business, are deferred and amortised. Deferred acquisition costs ('DAC') are periodically reviewed to ensure they are recoverable based on estimates of future profits of the underlying contracts.

Amortisation in proportion to anticipated premiums

For insurance Life products and investment products, both without discretionary participation features, DAC is amortised in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issuance and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in the income statement in the period such deviations occur. For these contracts, the amortisation periods generally are for the total life of the policy.

Amortisation in line with Estimated Gross Profit margin (EGP)

For insurance Life products and investment Life products, both with discretionary participation features, DAC is amortised over the expected life of the contracts based on the present value of the estimated gross profit margin or profit amounts using the expected investment yield. Estimated gross profit margin includes anticipated premiums and investment results less benefits and administrative expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Deviations of actual results from estimated experience are reflected in the income statement in the period in which such deviations occur. DAC is adjusted for the amortisation effect of unrealised gains (losses) recorded in equity as if they were realised with the related adjustment to unrealised gains (losses) in equity.

Amortisation in line with earned premiums

For short duration contracts, DAC is amortised over the period in which the related premiums written are earned. Future investment income, at a risk-free rate of return, is considered in assessing the recoverability of DAC.

Amortisation in line with related revenues of service provided

Some investment contracts without discretionary participation features issued by insurance entities involve both the origination of a financial instrument and the provision of investment management services. Where clearly identifiable, the incremental costs relating to the right to provide investment management services are recognised as an asset and are amortised as the entities recognise the related revenues. The related intangible asset is tested for recoverability at each reporting date. Fee charges for managing investments on these contracts are recognised as revenue as the services are provided.

2.23 Non-current assets held for sale and discontinued operations

Non-current assets or a group of assets and liabilities are those for which Fortis will recover the carrying amount from a sale transaction that is expected to qualify as a sale within a year, instead of through continuing use.

A discontinued operation is a part of Fortis that has been disposed of or is classified as held for sale and

- represents a separate major line of business or geographical area of operations
- is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or
- is a subsidiary acquired exclusively with a view to resale.

Non-current assets held for sale (and disposal groups) are not depreciated but measured at the lower of its carrying amount and fair value less costs to sell, and are separately presented on the balance sheet.

Results on discontinued operations are presented separately in the income statement.

2.24 Derivative financial instruments and hedging

Recognition and classification

Derivatives are financial instruments such as swaps, forward and future contracts, and options (both written and purchased). The value of these financial instruments changes in response to change in various underlying variables, require little or no net initial investment, and are settled at a future date.

All derivatives are recognised on the balance sheet at fair value on the trade date:

- derivatives held for trading in 'assets held for trading' and 'liabilities held for trading'
- derivatives that qualify for hedge accounting in 'accrued interest and other assets' and 'accrued interest and other liabilities'.

Subsequent changes in the clean fair value (i.e. excluding the interest accruals) of derivatives are reported in the income statement under 'other realised and unrealised gains and losses'.

Financial assets or liabilities can include embedded derivatives. Such financial instruments are often referred to as hybrid financial instruments. Hybrid financial instruments include reverse convertible bonds (bonds whose repayment may take the form of equities) or bonds with indexed interest payments. If the host contract is not carried at fair value through profit or loss and the characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative should be separated from the host contract and measured at fair value as a stand-alone derivative. Changes in the fair value are recorded in the income statement. The host contract is accounted for and measured applying the rules of the relevant category of the financial instrument.

However, if the host contract is carried at fair value through profit or loss or if the characteristics and risks of the embedded derivative are closely linked to those of the host contract, the embedded derivative is not separated and the hybrid financial instrument is measured as one instrument.

Embedded derivatives requiring separation are reported as hedging derivatives or derivatives held for trading as appropriate.

Hedging

On the date a derivative contract is entered into, Fortis may designate this contract as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); (2) a hedge of a net investment in a foreign entity or; (3) a hedge of future cash flows attributable to a recognised asset or liability or a forecasted transaction (cash-flow hedge). Hedges of firm commitments are fair value hedges, except for hedges of foreign exchange risk, which are accounted for as cash-flow hedges.

At the start of the transaction, Fortis documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.

Fortis also documents its assessment - both at the start of the hedge and on an ongoing basis - of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Only assets, liabilities, firm commitments or highly probable forecast transactions that involve a party external to Fortis are designated as hedged items.

The change in fair value of a hedged asset or liability that is attributable to the hedged risk and the change in the fair value of the hedging instrument in a fair value hedge are recognised in the income statement. The change in the fair value of interest-bearing derivative instruments is presented separately from interest accruals.

If the hedge no longer meets the criteria for hedge accounting or is otherwise discontinued, the adjustment to the carrying amount of a hedged interest-bearing financial instrument that results from hedge accounting is amortised using the new effective interest rate calculated on the hedge discontinuance date.

Fair value hedge accounting is applied as from 1 January 2005 for portfolio hedges of interest rate risk ('macro hedging'). Macro hedging implies that a group of derivatives (or proportions) are viewed in combination and jointly designated as the hedging instrument. Although the portfolio may, for risk management purposes, include assets and liabilities, the amount designated is an amount of assets or an amount of liabilities. In this context, the starting difference between the fair value and the carrying value of the hedged item at designation of the hedging relationship is amortised over the remaining life of the hedged item.

For macro hedges, Fortis uses the 'carved out' version of IAS 39 adopted by the European Union which removes some of the limitations on fair value hedges and the strict requirements on the effectiveness of those hedges. Under this version, the impact of the changes in the estimates of the repricing dates is only considered ineffective if it leads to under hedging.

Changes in the fair value of derivatives that are designated and qualify as cash-flow hedges are recognised in equity under the caption 'unrealised gains and losses'. Any hedge ineffectiveness is immediately recognised in the income statement.

When the hedge of a forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of that non-financial asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as profit or loss in the periods during which the hedged firm commitment or forecasted transaction affects the income statement.

This also applies if the hedge no longer meets the criteria for hedge accounting or is otherwise discontinued, but the hedged forecasted transactions or firm commitments are still expected to occur. If the hedged forecasted transactions or firm commitments are no longer expected to occur, the amounts deferred in equity are transferred to the income statement directly.

For net investment hedges: see 2.6 Foreign currency.

2.25 Securitisations

Fortis securitises various consumer and commercial financial assets. These securitisations may take the form of a sale of the related assets or a credit risk transfer through the use of funded credit derivatives to special purpose entities. These special purpose entities then issue various security tranches to investors. The financial assets included in a securitisation are fully or partially derecognised when Fortis transfers substantially all risks and rewards of the assets or portions thereof or when Fortis neither transfers nor retains substantially all risks and rewards but does not retain control over the financial assets transferred.

2.26 Liabilities arising from insurance and investment contracts

General

These liabilities relate to insurance contracts, investment contracts with discretionary participation features (DPF) and investment contracts that transfer insurance risk, financial risk or both.

Discretionary participation features

Most Life insurance or investment contracts contain a guaranteed benefit. Some of them may also contain a discretionary participation feature. This feature entitles the holder of the contract to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

- that are likely to be a significant portion of the total contractual benefits
- whose amount or timing is contractually at the discretion of Fortis
- that are contractually based on:
- the performance of a specified pool of contracts or a specified type of contract
- realised and/or unrealised investment returns on a specified pool of assets held by Fortis.

For Life-insurance contracts and investment contracts with discretionary participation features, current policyholder dividends are accrued based on the contractual amount due based on statutory net income, restrictions and payment terms.

Shadow accounting

In some of Fortis' accounting models, realised gains or losses on assets have a direct effect on all or part of the measurement of its insurance liabilities and related deferred acquisition costs. Fortis applies 'shadow accounting' to the changes in fair value of the available for sale investments and of assets and liabilities held for trading that are linked to and therefore affect the measurement of the insurance liabilities. These changes in fair value will therefore not be part of equity or net profit.

The whole of the remaining unrealised changes in fair value of the available-for-sale portfolio – after application of 'shadow accounting' – that are subject to discretionary participation features are classified as a separate component of equity.

An additional deferred profit sharing liability ('DPL') is accrued based on a constructive obligation or the amount legally or contractually required to be paid on differences between statutory and IFRS income and unrealised gains or losses recorded in equity.

Liability adequacy test (LAT)

This test is carried out at each reporting date to assess whether the recognised liabilities are adequate, using current portfolio yields to estimate future cash flows. The adequacy of the liability is tested on the level of homogeneous product groups. If the liabilities are not adequate to provide for future cash flows, including cash flows such as maintenance costs, as well as cash flows resulting from embedded options and guarantees and amortisation of the deferred acquisition costs ('DAC'), the DAC is written off and/or additional liabilities are established based on best estimate assumptions. Any recognised deficiency is immediately recorded in the income statement. A similar LAT was carried out, applying current market yields to the investment portfolio, excluding unrealised capital gains to determine future cash flows. Fortis LAT policy includes harmonised processes across Fortis companies.

Classification

Insurance contracts and reinsurance contracts

Contracts that transfer significant insurance risk are classified as insurance contracts and reinsurance contracts. These contracts can also transfer financial risk.

Investment contracts with discretionary participation features

Contracts that transfer financial risk, with an additional discretionary participation feature.

Investment contracts

Contracts that only transfer financial risk

Liabilities arising from insurance contracts and investment contracts

If the liabilities are not adequate to provide for future cash flows, including cash flows such as maintenance costs, as well as cash flows resulting from embedded options and guarantees and amortisation of the deferred acquisition costs ('DAC'), the DAC is written off and/or additional liabilities are established based on best estimate assumptions. Any recognised deficiency is immediately recorded in the income statement.

Life insurance

Future policy benefits

For Life insurance contracts, future policy benefit liabilities are calculated using a net level premium method (present value of future net cash flows) on the basis of actuarial assumptions as determined by historical experience and industry standards. Participating policies include any additional liabilities relating to any contractual dividends or participation features. For some designated contracts, the future policy benefit liabilities have been re-measured to reflect current market interest rates.

Minimum guaranteed returns

For Life insurance contracts with minimum guaranteed returns, additional liabilities have been set up to reflect expected long-term interest rates. The liabilities relating to annuity policies during the accumulation period are equal to accumulated policyholder balances. After the accumulation period, the liabilities are equal to the present value of expected future payments. Changes in mortality tables that occurred in previous years are fully reflected in these liabilities.

Embedded derivatives

Embedded derivatives not closely related to the host contracts are separated from the host contracts and measured at fair value through profit or loss. Actuarial assumptions are revised at each reporting date with the resulting impact recognised in the income statement.

Investment contracts without discretionary participation features

Investment contracts without discretionary participation features are valued at amortised cost and reported as a deposit liability.

Non-life insurance

Claims

Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expenses include estimates for reported claims and provisions for claims incurred but not reported. Estimates of claims incurred but not reported are developed using past experience, current claim trends and the prevailing social, economic and legal environments. The liability for Non-life insurance claims and claim adjustment expenses is based on estimates of expected losses (after taking into account reimbursements, recoveries, salvage and subrogation) and takes into consideration management's judgement on anticipated levels of inflation, claim handling costs, legal risks and the trends in claims. Non-life liabilities for workers' compensation business are presented at their net present value. The liabilities established are adequate to cover the ultimate costs of claims and claim adjustment expenses. Resulting adjustments are recorded in the income statement. Fortis does not discount its liabilities for claims other than for claims with determinable and fixed payment terms.

Investment contracts without discretionary participation features

Investment contracts without discretionary participation features are valued at amortised cost and reported as a deposit liability.

Reinsurance

Liabilities relating to accepted or ceded reinsurance business that do not transfer significant insurance risk may be considered to be financial liabilities and the liabilities are accounted for in the same way as other financial liabilities.

The accounting requirements for liabilities related to accepted reinsurance contracts with significant insurance risk are the same as those that apply to direct written insurance contracts.

Deposits from reinsurers under ceded reinsurance that transfer significant insurance risk equal the amount due at the balance sheet date.

Reinsurance liabilities are reported under 'other liabilities'.

2.27 Liabilities related to unit-linked contracts

Fortis' non-participating insurance and investment contracts are primarily unit-linked contracts where the investments are held on behalf of the policyholder. Unit-linked contracts are a specific type of Life insurance contracts governed by Article 25 of EU Directive 2002/83/EC, where the benefits are linked to UCITS ('Undertakings for Collective Investment in Transferable Securities'), a share basket or a reference value, or to a combination of these values, or units, laid down in the contract. The liabilities for such contracts are measured at unit value (i.e. fair value of the fund in which the unit-linked contracts are invested divided by the number of units of the fund). Certain products contain guarantees, which are also valued at fair value and included in liabilities related to policyholders, with the change in the fair value recognised in the income statement. Insurance risks are taken into account on basis of actuarial assumptions.

2.28 Debt certificates, subordinated liabilities and other borrowings

Debt certificates, subordinated liabilities and other borrowings are initially recognised at fair value net of direct transaction costs incurred. Subsequently, they are measured at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest method.

Debt that can be converted into Fortis' own shares is separated into two components on initial recognition: (a) a liability instrument and, (b) an equity instrument. The liability component is first determined by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

The carrying amount of the equity instrument represented by the option to convert the instrument into common shares is then determined by deducting the carrying amount of the financial liability from the amount of the compound instrument as a whole.

Preference shares, which carry a mandatory coupon, or which are redeemable on a specific date or at the option of the shareholder, including those preferred shares that establish such a contractual obligation indirectly through their terms and conditions are classified as borrowings. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If Fortis purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in the income statement.

In determining whether preference shares are classified as a financial liability or as an equity instrument, Fortis assesses the particular rights attached to the shares to determine whether they exhibit the fundamental characteristic of a financial liability.

2.29 Employee benefits

Pension liabilities

Fortis operates a number of defined benefit and defined contribution plans throughout its global activities, in accordance with local conditions or industry practices. The pension plans are generally funded through payments to insurance companies or trustee administered plans, determined by periodic actuarial calculations.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependant on one or more factors such as age and years of service. A defined contribution plan is a pension plan under which Fortis pays fixed contributions. Qualified actuaries calculate the pension assets and liabilities at least annually.

For defined benefit plans, the pension costs and related pension assets or liabilities are estimated using the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final liability. Under this method, the cost of providing these benefits is charged to the income statement to spread the pension cost over the service lives of employees. The pension liability is measured at the present value of the estimated future cash outflows using interest rates determined by reference to market yields on high quality corporate bonds that have terms to maturity approximating the terms of the related liability. Net cumulative unrecognised actuarial gains and losses for defined benefit plans exceeding the corridor (greater than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets) are recognised in the income statement over the average remaining service lives of the employees.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

Assets that support the pension liabilities of an entity, must meet certain criteria in order to be classified as 'qualifying pension plan assets'. These criteria relate to the fact that the assets should be legally separate from Fortis or its creditors. If these criteria are not met, the assets are included in the relevant item on the balance sheet (such as investments, property, plant and equipment). If the assets meet the criteria, they are netted against the pension liability.

When the fair value of the plan assets is netted against the present value of the obligation of a defined benefit plan, the resulting amount could be negative (an asset). In this case, the recognised asset cannot exceed the total of any cumulative unrecognised net actuarial losses and past service costs, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Benefit plans that provide long-term service benefits, but that are not pension plans, are measured at present value using the projected unit credit method.

Fortis' contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

Other post-retirement liabilities

Some of the Fortis companies provide post-retirement employee benefits to retirees such as preferential interest rate loans and health care insurance. Entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. Expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans. These liabilities are determined based on actuarial calculations.

Equity compensation benefits (or equity participation plans)

Share options and restricted shares are granted to employees for services received. The fair value of the services received is determined by reference to the fair value of the share options and restricted shares granted. Compensation expense is measured on the grant date based on the fair value of the options and restricted shares and is recognised over the vesting period of the options and restricted shares.

The fair value of the share options is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. When the options are exercised and new shares are issued, the proceeds received, net of any transaction costs, are credited to share capital (par value) and the surplus to share premium. If for this purpose own shares have been repurchased, they will be eliminated from treasury stock.

Loans granted at preferential rates
Loans are sometimes provided to employees at an interest rate which is lower than the market rate. The terms of the loans granted at preferential rates state that employees lose the benefit of receiving a preferential rate upon termination of employment, at which time the interest rate on the loan is adjusted to the applicable market rate. However, some Fortis entities allow their employees to keep the preferential rate subsequent to retirement.

For the first category, the difference between the net present value of the loans at preferential rate and the net present value at the prevailing market rate is recognised in the balance sheet as a deferred compensation expense and recorded under operating and administrative expenses over the period that the employee obtains the benefit. Likewise, interest income is corrected to show the loans at market rate.

When loans continue after retirement and the former employees continue to benefit from preferential rates due to their past service at Fortis, this benefit is taken into account in determining post-retirement benefits other than pensions.

Employee entitlements
Employee entitlements to annual leave and long-service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

2.30 Provisions, contingencies, commitments and financial guarantees

Provisions
Provisions are liabilities involving uncertainties in the amount or timing of payments. Provisions are recognised if there is a present obligation to transfer economic benefits, such as cash flows, as a result of past events and if a reliable estimate can be made at the balance sheet date. Provisions are established for certain guarantee contracts for which Fortis is responsible to pay upon default of payment. Provisions are estimated based on all relevant factors and information existing at the balance sheet date, and are typically discounted at the risk-free rate.

Contingencies
Contingencies are those uncertainties where an amount cannot be reasonably estimated or when it is not probable that payment will be required to settle the obligation.

Commitments
Loan commitments that allow for draw down of a loan within the timeframe generally established by regulation or convention in the market place are not recognised as derivative financial instruments. Loan commitments that are designated as at fair value through profit or loss or where Fortis has a past practice of selling the assets resulting from its loan commitments are recognised on the balance sheet at fair value with the resulting change recognised in the income statement. Acceptances comprise undertakings by Fortis to pay bills of exchange drawn on customers. Fortis expects most acceptances to be settled simultaneously with the reimbursement from customers. Acceptances are not recognised in the balance sheet and are disclosed as commitments.

Financial guarantees
Financial guarantee contracts that require payments to be made in response to changes in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variables, and non-financial variables which are not specific to a party to the contract, are accounted for as derivatives.

Financial guarantee contracts requiring Fortis to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due, are accounted for as insurance contracts if significant insurance risk is transferred to Fortis.

2.31 Equity

Share capital and treasury shares

Share issue costs
Incremental costs directly attributable to the issue of new shares or share options, other than on a business combination, are deducted from equity net of any related income taxes.

Preference shares
Preference shares which are non-redeemable and upon which dividends are declared at the discretion of the directors are classified as equity.

Treasury shares
When the Parent Companies or their subsidiaries purchase Fortis share capital or obtain rights to purchase their share capital, the consideration paid including any attributable transaction costs, net of income taxes, are shown as a deduction from equity.

Dividends paid on treasury shares that are held by Fortis companies are eliminated when preparing the consolidated financial statements.

Fortis shares held by Fortfinlux S.A. in the framework of FRESH capital securities as well as Fortis shares held by Fortis Bank Belgium in the framework of CASHES capital securities are also not entitled to dividend or capital. In calculating dividend, net profit and equity per share, these shares are eliminated. The cost price of the shares is deducted from equity.

Compound financial instruments
Components of compound financial instruments (liability and equity parts) are classified in their respective area of the balance sheet.

Other equity components
Other elements recorded in equity are related to:
- direct equity movements associates (see 2.5)
- foreign currency (see 2.6)
- available-for-sale investments (see 2.16)
- cash-flow hedges (see 2.24)
- discretionary participation features (see 2.26).

2.32 Interest income and expense

Interest income and interest expense are recognised in the income statement for all interest-bearing instruments (whether classified as held to maturity, available for sale, held at fair value through profit or loss or derivatives) on an accrual basis using the effective interest method based on the actual purchase price including direct transaction costs. Interest income includes coupons earned on fixed and floating rate income instruments and the accretion or amortisation of the discount or premium.

Once a financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognised based on the effective interest rate that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

2.33 Gross premium income, claims and benefits

Short-duration contracts

A short-duration insurance contract is a contract that provides insurance protection for a fixed period of short duration and that enables the insurer to cancel the contract or to adjust the terms of the contract at the end of any contract period.

Long-duration contracts

A long-duration contract is a contract that generally is not subject to unilateral changes in its terms, such as a non-cancellable or guaranteed renewable contracts, and that requires the performance of various functions and services (including insurance protection) for an extended period.

Premium income when received

Premiums from Life insurance policies and investment contracts with discretionary participation features that are considered long duration type contracts are recognised as revenue when due from the policyholder. Estimated future benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. This matching is accomplished by the establishment of liabilities of the insurance policies and investment contracts with discretionary participation features and by the deferral and subsequent amortisation of policy acquisition costs.

Premium income when earned

For short duration type contracts (principally Non-life), premiums are recorded as written upon inception of the contract. Premiums are recognised in the income statement as earned on a pro rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of the coverage.

2.34 Realised and unrealised gains and losses

For financial instruments classified as available for sale, realised gains or losses on sales and divestments represent the difference between the proceeds received and the initial book value of the asset or liability sold, minus any impairment losses recognised in the income statement after adjusting for the impact of any fair value hedge accounting adjustments. Realised gains and losses on sales are included in the income statement in the caption 'realised capital gains (losses) on investments'.

For financial instruments carried at fair value through profit or loss, the difference between the carrying value at the end of the current reporting period and the previous reporting period is included in 'other realised and unrealised gains and losses'.

For derivatives, the difference between the carrying clean fair value (i.e. excluding the unrealised portion of the interest accruals) at the end of the current reporting period and the previous reporting period is included in 'other realised and unrealised gains and losses'.

Previously recognised unrealised gains and losses recorded directly into equity are transferred to the income statement upon derecognition or upon the financial asset becoming impaired.

2.35 Fee and commission income

Fees as integral part of effective interest rate

Fees that are an integral part of the effective interest rate of a financial instrument are generally treated as an adjustment to the effective interest rate. This is the case for origination fees, received as compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, etc., and also for origination fees received on issuing financial liabilities measured at amortised cost. Both types of fees are deferred and recognised as an adjustment to the effective interest rate. However, when the financial instrument is measured at fair value through profit or loss, the fees are recognised as revenue when the instrument is initially recognised.

Fees recognised as services are provided

Fees are generally recognised as revenue as the services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not considered a derivative, the commitment fee is recognised as revenue on a time proportion basis over the commitment period.

Fees recognised upon completion of the underlying transaction

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, are recognised upon completion of the underlying transaction. Commission revenue is recognised when the performance obligation is complete.

Loan syndication fees are recognised as revenue when the syndication has been completed.

Fee revenue from investment contracts

This relates to contracts, without discretionary participation features, issued by insurance companies that are classified as investment contracts, because the covered insurance risk is not significant. Revenues from these contracts consist of fees for the coverage of insurance, administration fees and surrender charges. Expenses include mortality claims and interest credited.

2.36 Transaction costs

Transaction costs are included in the initial measurement of financial assets and liabilities other than those measured at fair value through profit or loss. Transaction costs refer to incremental costs directly attributable to the acquisition or disposal of a financial asset or liability. They include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

2.37 Borrowing costs

Borrowing costs are generally expensed as incurred. Borrowing costs that are directly attributable to the acquisition or construction of an asset are capitalised while the asset is being constructed as part of the cost of that asset. Capitalisation of borrowing costs should commence when:

- expenditures for the asset and borrowing costs are being incurred
- activities necessary to prepare the asset for its intended use or sale are in progress.

Capitalisation ceases when the asset is substantially ready for its intended use or sale. If active development is interrupted for an extended period, capitalisation is suspended. Where construction occurs piecemeal and use of each part is possible as construction continues, capitalisation for each part ceases upon substantial completion of that part.

For borrowing associated with a specific asset, the actual rate on that borrowing is used. Otherwise, a weighted average cost of borrowings is used.

2.38 Income tax expenses

Income tax payable on profits is recognised as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognised as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilised.

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

The rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxes.

Deferred tax assets are recognised to the extent that it is probable that sufficient future taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates, and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is. probable that the difference will not reverse in the foreseeable future.

Current and deferred tax related to fair value re-measurement of available-for-sale investments and cash-flow hedges which are charged or credited directly to equity is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

2.39 Earnings per share

Basic earnings per share are calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Fortis and held as treasury shares.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt, preferred shares, share options and restricted shares granted to employees. Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

3 Acquisitions and disposals

The following major acquisitions and disposals were made in 2007, 2006 and 2005. Details of the acquisition of ABN AMRO are disclosed in note 20.

3.1 Fortis Insurance Company Asia (FICA)

On 25 May 2007, Fortis announced that it had finalised the acquisition of 50.45% of Pacific Century Insurance (PCI) from its majority shareholder, PCI Regional Developments Ltd., and others for a total consideration of EUR 341 million (HKD 3.5 billion).

A Mandatory General Offer to acquire the remaining shares and options of PCI was launched on 21 May 2007 and closed on 11 June 2007. As a result of this offer, Fortis acquired in total 98.59% of the shares and options of PCI. The combined acquisition cost is EUR 666 million. Fortis has undertaken a compulsory acquisition for the remaining 1.41% of the shares at a price of HKD 8.18 (EUR 0.79). PCI was renamed Fortis Insurance Company Asia (FICA).

Fortis considers FICA as a strong platform to become a leading player in the Hong Kong Insurance market and to build upon the model Fortis has developed in Asia through its partnerships in China, Malaysia and Thailand. FICA has more than 280 employees and over 2,000 tied agents, the fifth largest agency sales force in Hong Kong.

Given the limited time between the successive purchases of shares, the valuation of the FICA identifiable assets, liabilities and contingent liabilities is considered not to have changed between the two purchase dates. The purchases are therefore considered one single transaction, with one combined purchase price and one initial fair value calculation, at 25 May 2007.

The accounting for the acquisition involving identifying and determining the fair values of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition, including directly attributable costs to the transaction, was finalised by the end of 2007. The Value of Business Acquired (VOBA) is based on the traditional-embedded value method and amounts to EUR 317 million. The goodwill amounts to EUR 241 million. The primary factors contributing to the recognition of goodwill are the distribution channel and the relations with brokers and clients.

The impact of the acquisition on Fortis' consolidated balance sheet was at acquisition date as follows:

Assets		**Liabilities**	
Cash and cash equivalents	258	Due to banks	89
Due from banks	9	Liabilities arising from insurance and investment contracts	697
Due from customers	31	Liabilities related to unit-linked contracts	83
Investments available for sale	512	Other liabilities	118
Investment property	142		
Investments related to unit-linked contracts	83	**Total liabilities**	**987**
Goodwill and other intangible assets	558	Cost price	666
Accrued interest and other assets	60		
Total assets	**1,653**	**Total liabilities and cost price**	**1,653**

FICA contributed EUR 28 million to the net profit attributable to shareholders of Fortis in 2007.

3.2 Dominet

Fortis finalised on 22 March 2007 the acquisition of 100% of the shares of Dominet SA, the parent company of Dominet Bank SA. Dominet is a full-service retail bank with 869 employees and a modern nation-wide branch network in Poland. It occupies a strong position in the car finance segment and has a fast-growing portfolio of cash loans. Dominet also supplies other banking products to retail customers.

The acquisition price was EUR 240 million and the goodwill was EUR 221 million. The accounting for the acquisition, involving identifying and determining the fair values of the assets, liabilities, contingent liabilities and the cost of the acquisition, including directly attributable costs to the transaction, was finalised in the fourth quarter of 2007.

The primary factors contributing to the recognition of goodwill are the valuation of the distribution channel, the client relations and the relations with the franchises. The impact of the acquisition of Dominet on Fortis' consolidated balance sheet was at acquisition date as follows:

Assets		**Liabilities**	
Cash and cash equivalents	10	Due to banks	92
Due from banks	26	Due to customers	260
Due from customers	267	Debt certificates	8
Investments	60	Subordinated liabilities	8
Property, plant and equipment	20	Accrued interest and other liabilities	22
Goodwill and other intangible assets	227	**Total liabilities**	**390**
Accrued interest and other assets	20	Cost price	240
Total assets	**630**	**Total liabilities and cost price**	**630**

Dominet realised a result of EUR 1 million in 2007.

3.3 Other acquisitions

The other acquisitions that took place in 2007, 2006 and 2005 are:

Acquired company	*Quarter of acquisition*	*Acquisition amount*	*Percentage acquired*	*Capitalised intangible assets*	*Goodwill/ (negative goodwill)*	*Segment*
Fortis Lease SPA	Q1 2005	52	100	23	5	Merchant & Private Banking
Millenniumbcp Fortis	Q1 2005	514	51	528	182	Insurance International
Able Brookers	Q3 2005	27	100	3	21	Insurance International
Dişbank	Q3 2005	919	93	49	333	Multi-segment Banking
Atradius	Q4 2005	64	100		36	Merchant & Private Banking
Dryden	Q4 2005	79	100	7	(17)	Merchant & Private Banking
Dreieck Industrie Leasing AG	Q1 2006	64	100	29	4	Merchant & Private Banking
O'Connor & Company	Q1 2006	58	100		14	Merchant & Private Banking
Von Essen KG Bankgesellschaft	Q1 2006	93	100	3	31	Retail Banking
William Properties	Q3 2006		100	15	25	Insurance Netherlands
Cadogan	Q4 2006	119	70		116	Retail Banking
FEMT and FBECC	Q4 2006	356	100		138	Merchant & Private Banking
Captive Finance Limited	Q2 2007	31	100		17	Merchant & Private Banking

In 2007, as in previous years, Fortis also made several smaller acquisitions.

The amounts of the capitalised intangible assets and the goodwill presented above are the initial amounts, converted to euro and taking into account changes that were necessary because the accounting for a business combination was only determined provisionally by the end of the period in which the combination was effected. Subsequent changes due to net exchange differences and other changes are excluded. These acquisitions did not have a substantial impact on Fortis' financial position and performance.

Detailed information on the acquisition of Fortis Energy Marketing & Trading (FEMT), FB Energy Canada, Corp. (FBECC) and Cadogan is provided in the Fortis Consolidated Financial Statements 2006.

Fortis announced on 5 October 2006, that it signed a final agreement with An Post, the Irish postal service, for the creation of a joint venture, called Postbank Ireland Ltd., through which a broad range of financial products and services will be offered to the Irish market. The new bank is a 50/50 partnership between An Post and Fortis, with an initial capital of EUR 112 million. The European Commission approved Fortis' joint venture with An Post on 12 January 2007. On 18 April 2007 the Irish Financial regulator granted a banking license to An Post Financial Services and the joint venture was effectively launched at 1 May 2007. In accordance with Fortis Accounting Policies, this investment is accounted for using the equity method and is reported in the section Investments in associates and joint ventures in the balance sheet.

On 19 April 2007, Fortis acquired Captive Finance Limited, a finance company specialised in vendor lease financing with a strong position in the technology sector, for a total cash consideration of EUR 31 million.

3.4 Disposals

On 13 November 2007, Fortis sold Fortis' interests in the Spanish bancassurance joint venture CaiFor to 'la Caixa' for a total cash consideration of EUR 980 million, including 2007 interim dividend of EUR 30 million. In accordance with IFRS 5, the investment in CaiFor is presented as a discontinued operation. The post-tax results of discontinued operations are presented separately from continuing operations in the income statement under the section Net gain on discontinued operations. Prior period results are reported in line with this presentation.

The detailed result on CaiFor in 2007 can be presented as follows:

	2007	*2006*	*2005*
Net result for the year	66	61	60
Realised capital gains on sale	947		
Total net gain on discontinued operations	**1,013**	**61**	**60**

In 2007, as in previous years, Fortis also made several smaller disposals.

3.5 Assets and liabilities of acquisitions and disposals

The table below provides details on the assets and liabilities resulting from the acquisitions or disposals of subsidiaries, associates and joint ventures at the date of acquisition or disposal.

	2007		2006		2005	
	Acquisitions	*Divestments*	*Acquisitions*	*Divestments*	*Acquisitions*	*Divestments*
Assets and liabilities of acquisitions and divestments						
Cash and cash equivalents	280	(32)	460	(71)	578	
Assets held for trading	1		592		180	
Due from banks	35		159	(2)	541	
Due from customers	321		1,491		3,088	
Investments	27,310	(475)	271	(15)	3,768	
Investments related to unit-linked contracts	83		11		4,126	
Reinsurance and other receivables	80		105	(27)	590	
Property, plant and equipment	34	(1)	84	(2)	90	
Goodwill and other intangible assets	924	(14)	425		1,193	
Accrued interest and other assets	36	(14)	370		271	
Liabilities held for trading			427		103	
Due to banks	207	(25)	652		2,259	
Due to customers	260		1,657		2,560	
Liabilities arising from insurance and investment contracts	697		27		2,702	
Liabilities related to unit-linked contracts	83		11		4,130	
Debt certificates	8		1			
Subordinated liabilities	8		35			
Other borrowings	*84*					
Provisions		(53)			58	
Current and deferred tax liabilities	26	(4)	29	(21)	202	
Accrued interest and other liabilities	122	(13)	327	(14)	368	
Minority interests	1		2		375	
Net assets acquired / Net assets divested	**27,608**	**(441)**	**800**	**(82)**	**1,668**	
Negative goodwill					22	
Gain on disposal gross		1,197				
Taxes on gain on disposal		(128)				
Gain on disposal net of taxes		1,069				
Cash used for acquisitions / received from divestments:						
Total purchase consideration / Proceeds from sale	(27,608)	1,510	(800)	82	(1,690)	
Less: Cash and cash equivalents acquired / divested	280	(32)	460	(71)	578	
Less: Non-cash consideration						
Cash used for acquisitions / received for divestments	**(27,328)**	**1,478**	**(340)**	**11**	**(1,112)**	

4 Shareholders' equity

The following table shows the composition of Shareholders' equity as at 31 December 2007.

Share capital	
- Ordinary shares: 2,366,595,497 shares issued consisting of	
one share of Fortis NV nominal value EUR 0.42 and one share of Fortis SA/NV par value EUR 4.28	11,132
- Cumulative preference shares Fortis NV nominal value EUR 0.42; 1,820 million shares	
authorised; no shares issued	
Share premium reserve	22,723
Other reserves	(5,240)
Currency translation reserve	(164)
Net profit attributable to shareholders	3,994
Unrealised gains and losses	602
Shareholders' equity	**33,047**

4.1 Ordinary shares

Shares issued and potential number of shares

In addition to the shares already outstanding, Fortis issued options or instruments containing option features, which could upon exercise lead to an increase in the number of outstanding shares. The table below shows an overview of the shares issued and the potential number of shares as at 31 December 2007.

Number of shares at 31 December 2007	**2,366,595,497**
Shares that may be issued:	
- in connection with option plans, including warrants (see note 10)	37,510,261
- in connection with convertible securities (see note 30)	105,388,375
Total potential number of shares at 31 December 2007	**2,509,494,133**

Treasury shares

Treasury shares are ordinary shares reacquired by Fortis. The shares are deducted from Shareholders' equity under the heading Other reserves. No gain or loss is recognised on the purchase or sale of treasury shares, nor on rights obtained to buy or sell such shares. Consideration paid or received, including after tax transaction costs, is recognised directly in Shareholders' equity.

Outstanding shares

The following table shows the number of outstanding shares:

	Shares issued	*Treasury shares*	*Shares outstanding*
Number of shares at 1 January 2006	**1,340,822,545**	**(57,212,183)**	**1,283,610,362**
Issued related to option plans	1,993,000		1,993,000
Balance (acquired)/sold		6,513,729	6,513,729
Number of shares at 31 December 2006	**1,342,815,545**	**(50,698,454)**	**1,292,117,091**
Issued related to option plans	2,284,985		2,284,985
Issued related to Rights Issue	896,181,684		896,181,684
Issued related to convertible securities	125,313,283		125,313,283
Balance (acquired)/sold		(123,934,575)	(123,934,575)
Number of shares at 31 December 2007	**2,366,595,497**	**(174,633,029)**	**2,191,962,468**

Fortis has placed on 25 September 2007 a fully underwritten Rights Issue of 896,181,684 new shares at a subscription price of EUR 15.00 per new share (with Fortis SA/NV VVPR Strip) on the basis of 2 new shares for every 3 existing shares held at market close on 24 September 2007. The subscription period for the Rights concluded on 9 October 2007. 878,216,262 new shares and 878,216,262 VVPR strips Fortis SA/NV, representing approximately 97.995% of the total number of new shares offered to shareholders pursuant to the fully underwritten Rights Issue, were subscribed to. Settlement of the Rights Issue occured with value on 15 October 2007. The remaining 17,965,422 new shares were placed through an accelerated private placement.

The following table provides a specification of treasury shares as at 31 December.

	2007		2006		2005	
	Number	*Value*	*Number*	*Value*	*Number*	*Value*
Held in trading portfolio	4,369,337	79	4,969,302	161	4,574,559	123
Held in investment portfolio	167,612,894	3,335	42,979,979	1,137	45,220,942	1,180
Held in other assets for option plans			1,072,126	17	1,388,868	22
Held for unit-linked contracts	1,865,020	34	1,258,395	41	5,142,356	138
Held by Associates	785,778	14	418,652	13	885,458	24
Balance at 31 December	**174,633,029**	**3,462**	**50,698,454**	**1,369**	**57,212,183**	**1,487**

4.2 Cumulative preference shares Fortis N.V.

None of Fortis' 1,820 million authorised cumulative preference shares with a nominal value of EUR 0.42 have been issued or are outstanding. However, Fortis N.V. has granted Stichting Continuïteit Fortis (see separate section on Stichting Continuïteit Fortis) an option to acquire a number of cumulative preference shares of Fortis N.V. not exceeding the number of ordinary (twinned) shares issued at that time. Issued cumulative preference shares have the same voting rights as issued ordinary shares.

The exercise price of the options is EUR 0.42 per cumulative preference share. Upon exercise, however, only 25% of the nominal value need to be paid. Stichting Continuïteit Fortis is required to pay the additional 75% of the nominal value per cumulative preference share only upon the request of Fortis N.V. following a resolution by the Board of Directors.

If cumulative preference shares are issued, a General Meeting of Shareholders will be convened within two years of the date on which the cumulative preference shares are issued so that a resolution can be passed regarding the repurchase or cancellation of these issued cumulative preference shares.

If the General Meeting of Shareholders does not resolve to repurchase or cancel the cumulative preference shares, subsequent General Meetings of Shareholders will be convened and held in each case within two years of the previous meeting. A resolution concerning repurchase or cancellation of the cumulative preference shares will be on the agenda of these meetings for as long as there are cumulative preference shares outstanding.

Any dividend from Fortis N.V.' profits will first be paid to holders of cumulative preference shares before being paid to holders of ordinary shares. The dividend to be paid will be equal to the average Euribor for a term of one year, as published by the European Central Bank during the year for which the dividend is to be paid, increased by 1.5%. The dividend will be calculated as a percentage of the amount paid to Fortis N.V. on such shares and pro rata to the period outstanding.

Cumulative preference shares have a liquidation value equal to the amount paid to Fortis N.V. on such shares plus any accumulated but unpaid dividends. Cumulative preference shares have priority over ordinary shares in the case of liquidation.

Issued preference shares can be transferred only with the Board's consent. If the Stichting Continuïteit Fortis is dissolved or declared bankrupt, or merges with any other entity, the Fortis Board will decide how many, if any, preference shares may be transferred.

4.3 Other reserves

The negative amount in Other reserves relates mainly to the accounting principles Fortis applied prior to the introduction of IFRS as well as the application of exemptions provided for in IFRS 1, First-time Adoption of International Financial Reporting Standards.

IFRS 1 requires the retrospective application of IFRS at the time of first adoption. However, to ease the impact of IFRS implementation, the standard provides entities with optional exemptions. Fortis has opted to utilise some of these exemptions. The exemptions relating to business combinations and employee benefits have had a significant impact on equity (Other reserves).

The exemptions concerning business combinations allows entities not to apply IFRS 3, *Business Combinations*, retrospectively to past business combinations. Fortis applies the provisions of IFRS 3, to all business combinations occurring on or after 1 January 2004. Accordingly, business combinations that occurred prior to 1 January 2004 – and the goodwill that was included in Shareholders' Equity – are not restated under IFRS. As a result, the previously recorded goodwill included in Other reserves remains in Shareholders' Equity.

Under the exemption concerning employee benefits in IFRS 1, entities may elect to add or charge to equity in full, all cumulative actuarial gains and losses that have not been recognised in the income statement prior to 1 January 2004. Fortis has decided to take advantage of this exemption and therefore does not apply IAS 19 retrospectively. Fortis recognised all actuarial gains and losses in the opening balance sheet on 1 January 2004, leading to a decrease in equity (Other reserves).

Treasury shares, i.e. ordinary shares reacquired by Fortis, are adjusted to Shareholders' equity and reported in Other reserves.

Other reserves include an amount of EUR 675 million (2006: EUR 266 million; 2005: EUR 266 million) that relates to the equity component of convertible securities (see note 30).

4.4 Currency translation reserve

The Currency translation reserve is a separate component of Shareholders' equity in which are reported the exchange differences, arising from translation of the results and financial positions of foreign operations that are included in the Fortis Consolidated Financial Statements.

Fortis hedges net investments in foreign operations. The net investment in a foreign operation is Fortis' interest in the net assets of that operation. Exchange differences arising on borrowings and other currency instruments designated as hedging instruments of such investments are also recorded in equity (under the heading Currency translation reserve) until the disposal of the net investment, except for any hedge ineffectiveness which will be immediately recognised in the income statement. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

Until 2005, the exchange differences arising on borrowings and other currency instruments designated as hedging instruments of investments in foreign operations, were reported as Unrealised gains and losses and not included in the Currency translation reserve.

4.5 Unrealised gains and losses included in Shareholders' equity

The table below shows changes in Unrealised gains and losses included in Shareholders' equity.

	Available for sale investments	*Revaluation of associates*	*Cas-flow hedges*	*DPF-component*	*Total*
31 December 2007					
Gross	109	49	(4)		154
Related tax	243				243
Shadow accounting	210				210
Related tax	(44)				(44)
Minority interests	39				39
Discretionary Participation Feature (DPF)	(47)			47	
Total	**510**	**49**	**(4)**	**47**	**602**
31 December 2006					
Gross	4,793	149	3		4,945
Related tax	(672)				(672)
Shadow accounting	(321)				(321)
Related tax	79				79
Minority interests	(2)				(2)
Discretionary Participation Feature (DPF)	(79)			79	
Total	**3,798**	**149**	**3**	**79**	**4,029**
31 December 2005					
Gross	7,369	280	11		7,660
Related tax	(1,811)				(1,811)
Shadow accounting	(948)				(948)
Related tax	256				256
Minority interests	(10)				(10)
Discretionary Participation Feature (DPF)	(99)			99	
Total	**4,757**	**280**	**11**	**99**	**5,147**

Unrealised gains and losses on Available for sale investments are discussed in detail in note 19.2 Changes in the fair value of derivatives that are designated and qualify as cash-flow hedge are recognised as an unrealised gain or loss in Shareholders' equity. Any hedge ineffectiveness is immediately recognised in the income statement. Exchange differences arising on instruments designated as hedges of a net investment in a foreign entity are recorded in Shareholders' equity, until the disposal of the net investment, except for any hedge ineffectiveness which is immediately recognised in the income statement.

Fortis enters into insurance contracts that feature not only a guaranteed part but also other benefits of which the amounts and the timing of declaration and payment are solely at the discretion of Fortis. Depending on the contractual and statutory terms and conditions, unrealised changes in the fair value of the asset mix related to such contracts are after the application of shadow accounting, reported as part of Shareholders' equity under separate discretionary participation features (DPF) and in Unrealised gains and losses related to Available for sale investments.

The table below shows changes in gross Unrealised gains and losses included in Shareholders' equity for 2006 and 2007.

	Available for sale investments	*Revaluation of associates*	*Cash flow hedges*	*DPF-component*	*Total*
Gross unrealised gains (losses) at 1 January 2006	**7,369**	**280**	**11**		**7,660**
Changes in unrealised gains (losses) during the year	(1,691)	(78)	(8)		(1,777)
Reversal unrealised gains (losses) because of sales	(885)				(885)
Foreign exchange differences	(6)	(9)			(15)
Divestment of associates		(36)			(36)
Other	6	(8)			(2)
Gross unrealised gains (losses) at 31 December 2006	**4,793**	**149**	**3**		**4,945**
Changes in unrealised gains (losses) during the year	(3,164)	(44)	(7)		(3,215)
Reversal unrealised gains (losses) because of sales	(1,504)				(1,504)
Foreign exchange differences	18	(2)			16
Divestments of associates		(54)			(54)
Other	(34)				(34)
Gross unrealised gains (losses) at 31 December 2007	**109**	**49**	**(4)**		**154**

4.6 Dividend

Once a dividend is announced, shareholders may choose to receive the dividend from Fortis SA/NV (Belgium) or from Fortis N.V. (the Netherlands). The dividend of Fortis SA/NV is equal to the dividend of Fortis N.V.

If a shareholder does not elect to receive dividend from one of the above, a default procedure will apply based primarily on the domicile of the shareholder (for registered shares) or of the Central Securities Depository with which the shareholders' bank has deposited the shares (in the case of shares held in securities account), with Belgian residents receiving solely Belgian dividends and Dutch residents receiving solely Dutch dividends. Shareholders domiciled in neither Belgium nor the Netherlands will receive a Belgian and a Dutch dividend in equal proportion. Holders of physical bearer shares who do not specify the source of their dividend will receive a wholly Belgian dividend.

The companies comprising Fortis are subject to legal restrictions regarding the amount of dividend they may pay to their shareholders. The Netherlands Civil Code stipulates that a Dutch company may pay dividends only if the net equity of that company exceeds the total of the paid-up and called-up capital and the reserves required by law or by the company's Articles of Association.

Under the Belgian Companies Code, 5% of a company's annual net profit must be placed in a reserve fund until this fund reaches 10% of the share capital. No dividends may be paid if the value of the company's net assets falls below, or following payment of dividend would fall below, the sum of its paid-up capital and non-distributable reserves.

Belgian and Dutch subsidiaries are also subject to dividend restrictions arising from minimum capital and solvency requirements imposed by regulators in the countries in which those subsidiaries operate.

Proposed dividend for 2007

The Board of Directors will propose to the Annual General Meetings of Shareholders on 29 April 2008 a total cash dividend of EUR 1.29 per share. As an interim dividend of EUR 0.70 per share was paid on 6 September 2007, the final dividend for 2007 will amount to EUR 0.59 per share. The proposed dividend is in agreement with the Fortis dividend policy.

However, in comparing the dividend with previous dividend payments the following should be taken into account.

On 25 September 2007 Fortis issued a Rights Issue as part of the financing of the ABN AMRO acquisition causing a dilution of the existing share value at that time. For a shareholder this was neutral as the value of the ex-right share and the right equaled the value of the shares cum rights.

The interim dividend was paid before the Rights Issue. In order to compare the dividend for 2007 with previous dividend payments the dividend per share and earnings per share have to be adjusted for this dilution effect by an adjustment factor of 1.1945 (see for details note 6).

Based on this adjustment factor, the adjusted interim dividend 2007 amounts to EUR 0.59 (originally EUR 0.70). Combined with a final dividend proposal of EUR 0.59, the total proposed dividend for 2007 amounts to EUR 1.18 per share in cash equaling the adjusted dividend 2006 of EUR 1.17.

Please find underneath a table illustrating the dividend paid and proposed dividend before and after applying the adjustment factor.

	2006	*2007*	*2006 Adjusted*	*2007 Adjusted*
Euro				
Interim dividend	0.58	0.70	0.48	0.59
Final dividend	0.82	0.59	0.69	0.59
Total	**1.40**	**1.29**	**1.17**	**1.18**

5 Minority interests

The following table provides information about the most significant minority interests in the Fortis entities.

	% of minority interest	*Amount at 31 December 2007*	*Amount at 31 December 2006*	*Amount at 31 December 2005*
Group company				
Fortis Bank AS (Turkey)	6.0%	59	43	46
Fortis Bank NV/SA	0.1%	37	25	22
Fortis Fixed Rate Quarterly Capital Funding Trust		50	50	50
Interparking SA	10.1%	73	70	69
Millenniumbcp Fortis	49.0%	366	375	363
Moeara Enim	30.3%	136	140	147
Archimedes Investments Coöperatieve U.A.	15.0%	180	173	
Fortis FBN Preferred Investment B.V.	0.1%	210		
Other		36	31	30
Total		**1,147**	**907**	**727**

To strengthen the capital base of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed Trust Capital Securities through Fortis Fixed Rate Quarterly Capital Funding Trust in the United States. This trust may only hold debt or other securities issued by Fortis entities. The Trust Capital Securities are guaranteed by parent companies and have a perpetual maturity. After ten years Fortis has the option to redeem this security for cash on the distribution date.

The issue consisted of three tranches:

- a tranche of EUR 400 million with a variable coupon of 3-month Euribor plus 1.30% for the first ten years and a coupon of 3-month Euribor + 2.30% in subsequent years
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire maturity of the instrument
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor + 2.30% in subsequent years.

The tranche of EUR 50 million is classified as minority interest while the tranches of EUR 400 million and EUR 200 million are classified as subordinated loans. This is because Fortis expects these tranches to be redeemed on the contractual date of interest rate change.

6 Earnings per share

Fortis has placed on 25 September 2007 a fully underwritten Rights Issue of 896,181,684 New Shares at a subscription price of EUR 15.00 per New Share (with Fortis SA/NV VVPR Strip) on the basis of 2 New Shares for every 3 Existing Shares held at market close on 24 September 2007. The subscription period for the rights concluded on 9 October 2007. 878,216,262 New Shares and 878,216,262 VVPR strips Fortis SA/NV, representing approximately 97.995% of the total number of New Shares offered to shareholders pursuant to the fully underwritten Rights Issue, were subscribed to. Settlement of the Rights Issue occured with value on 15 October 2007. The remaining 17,965,422 New Shares were placed through an accelerated private placement.

Earnings per share

Fortis has adjusted the calculation of basic and diluted earnings per share for the current year as well as the comparative year in accordance with IAS 33 Earnings per share, Appendix 2. IAS 33A2 states that if the number of ordinary or potential ordinary shares outstanding increases as a result of a bonus element in a Rights Issue to existing shareholders, the per share calculations for those and any period financial statements presented, shall be based on the new number of shares.

The Fortis Rights Issue was offered to all existing shareholders, so the number of ordinary shares to be used in calculating basic and diluted earnings per share for all periods before the Rights Issue is the number of ordinary shares outstanding before the issue, multiplied by the following factor:

$$\frac{\text{Fair value per share immediately before the exercise of rights}}{\text{Theoretical ex-rights fair value per share}}$$

The theoretical ex-rights fair value per share is calculated by adding the aggregate market value of the shares immediately before the exercise of the rights to the proceeds from the exercise of the rights, and dividing by the number of shares outstanding after the exercise of the rights. The adjustment factor related to this Rights Issue is 1.1945.

The following table details the calculation of earnings per share, taking into account the adjustment as described above on the number of ordinary shares outstanding before the issue.

	2007	*2006*	*2005*
Net profit attributable to shareholders	3,994	4,351	3,941
Elimination of interest expense on convertible debt (net of tax impact)	117	81	72
Net profit used to determine diluted earnings per share	**4,111**	**4,432**	**4,013**
Weighted average number of ordinary shares for basic earnings per share	1,735,985,243	1,539,973,113	1,532,521,495
Adjustments for:			
- assumed conversion of convertible securities	270,384,198	39,684,066	39,684,998
- share options	4,379,751	4,755,539	2,539,496
- restricted shares	1,170,388	907,577	
Weighted average number of ordinary shares for diluted earnings per share	**2,011,919,580**	**1,585,320,295**	**1,574,745,989**
Basic earnings per share (in euro per share)	2.30	2.83	2.57
Basic earnings per share before net gain on discontinued operations (in euro per share)	1.72	2.79	2.53
Diluted earnings per share (in euro per share)	2.04	2.80	2.55

In 2007 weighted average options on 2,678,079 shares (2006: 1,798,711; 2005: 9,450,326) with weighted average exercise prices of EUR 28.46 per share (2006: EUR 28.97; 2005: EUR 27.10) were excluded from the calculation of diluted EPS because the exercise price of the options was higher than the average market price of the shares. During 2007 (as in 2006 and 2005) no shares arising from convertible securities were excluded from the calculation of diluted earnings per share because the interest per share saved on these securities was lower than the basic earnings per share.

7 Risk management

7.1 Introduction

Sound risk management is one of the key pillars of support for a strategy of sustainable profitable growth and therefore a core competency at Fortis. Fortis relies upon a strong risk management framework for several reasons: to ensure that it maintains consistently high standards of risk management, to raise executive management's awareness and understanding of the risks being taken, to encourage optimisation of the risk/return ratio and to measure group-wide economic capital. The risk management framework resides at all levels within the group.

Fortis executes its risk strategy and undertakes controlled risk-taking activities within its risk management framework. This framework combines core policies and methods and process design with broad oversight and is supported by risk performance monitoring at group and local business level. Fortis continuously reviews and upgrades its risk management framework in order to align its long-term strategy in the field with lessons learned through its own and general best practices. The following figure shows the Fortis risk governance framework.


Risk Philosophy
Risk Strategy
Risk Structure & Organisation
Risk Policies
Risk Methods
Risk Management Process

Each of the interrelated components of the risk governance framework is described in this section, including a quantitative and qualitative overview of Fortis' risk exposure.

7.2 Philosophy, strategy and principles of sound risk management

7.2.1 Risk Management Philosophy

Fortis defines risk as the deviation from anticipated outcomes that may affect the value, capital or earnings of Fortis. Fortis' risk thus stems from its exposure to external or internal risk factors in conducting its business activities. Risk taking is an integral part of Fortis' value proposition to its shareholders. Fortis aims to take risks of which it has a good understanding and which can be adequately managed either at individual or at overall portfolio level. Fortis actively seeks exposure to these risks if it is efficient and affordable to do so. Risks that are not actively sought but rather arise as a consequence of conducting business are reduced to acceptable levels.

Fortis aims to meet its shareholders and stakeholders expectations and to take and manage risks in a controlled and transparent manner.

7.2.2 Risk Management Principles

At Fortis, risk management is based on the four guiding principles resulting from the risk governance framework:

- *Optimising risk/return in a controlled manner at high standards:* Fortis is a professional risk taker; assuming risk (both actively and passively) is intrinsic to how Fortis creates value for its shareholders. To ensure Fortis delivers superior shareholder value creation, its risk taking is both controlled and directed towards businesses that provide shareholders with attractive risk-adjusted returns.

- *Clearly established responsibility and accountability:* Fortis operates according to the principle of delegated authority. Individuals or business units are fully responsible for their decisions and their incentives are aligned with Fortis' business objectives.

- *Independent and properly resourced risk management functions:* Risk-taking activities require the independent supervision of the risk management function. Well-resourced independent risk management, which is clearly separate from any business decisions, is essential in order to avoid conflicts of interest, to ensure proper risk governance and, consequently, to enforce the Group Risk Policy.

- *Open risk culture to promote trust and confidence:* Risk transparency and responsiveness to change are integral to Fortis' business culture. Fortis has institutionalised processes to facilitate risk management knowledge sharing within the group and with external stakeholders.

7.2.3 Risk Strategy

Fortis' risk strategy sets out how, what type of risks and to what extent risks are taken in order to achieve Fortis' business objectives. It also sets out to what extent undesired risks should be mitigated and avoided. Hence, Fortis' risk tolerance and risk appetite are components of its risk strategy. The risk strategy should not be considered independently, as it is based in part on Fortis' corporate strategy, is aligned with Fortis' strategic objectives, and leads to Fortis' planning and capital management processes.

Fortis' attitude towards risk reflects its desire or willingness to actively take certain risks (and to what extent) and to avoid or mitigate others. Fortis has classified each type of risk to which it is exposed into the following categories:

Core risks: those risks to which Fortis actively seeks exposure when it is efficient for the group to do so and where exposure can be contained and managed either at individual or at overall portfolio level. Fortis aims to continuously improve its understanding of risk to extend the universe of risks it underwrites and intermediates and to enhance its ability to manage existing risk exposures.

The main sub-categories of core risks are credit risk, market risk (ALM risk and trading risk), insurance risk and liquidity risk. Insurance risk can be further broken down into property & casualty risk and life & health risk. Liquidity risk can be further split into funding risk and market liquidity risk.

Non-core risks: risks that as a rule are not actively sought but arise as a consequence of conducting business. These include, but are not limited to, operational risk. Operational risk can be further broken down into business risk and event risk. These risks are reduced to acceptable levels, taking into account the cost and benefit trade-offs. As such, Fortis manages its operational risks and protects its reputation by ensuring that its business practices conform to the highest standards of integrity as specified in its Code of Conduct.

In addition to the strategic classification defined above, Fortis uses a standard risk taxonomy that includes all material risks. It is reviewed and updated on a yearly basis to ensure that all material risks are identified, defined and fed into the risk governance framework. Fortis' current risk taxonomy is summarised in the following chart.


Total Risk
Financial Risk
Insurance Liability Risk
Liquidity Risk
Operational Risk
Credit Risk
Life Risk
Funding Liquidity Risk
Business Risk
Counterparty Risk
Country Risk
Mortality Risk
Longevity Risk
Morbidity Risk
Disability Risk
Adverse changes in volumes
Adverse changes in margins and costs
Strategic Risk
Market Risk
Non-Life Risk
Market Liquidity Risk
Event Risk
ALM RISK:
• Interest Rate Risk
• Equity Risk
• Real Estate Risk
• Currency Risk
• Spread Risk
TRADING RISK:
• Price Risk & Volatility Risk on a Broad range of market factors
• Home Claims
• Motor Claims
• Third Party Liability Claims
• Accident Claims
• Business Interruption Claims
• Travel Claims
Risk stemming from operational events:
• International Fraud
• External Fraud
• Malicious Damage
• Employee Practices & Workplace Safety
• Clients, Products & Business
• Practices
• Disasters and Public Safety
• Technology and infrastructure Failures
• Execution, Delivery and Process Management

A detailed explanation of each risk type is provided in the descriptions of the related risk management framework and process (as from 7.4).

7.3 Risk management organisation

Fortis' Risk Management organisation is designed to enable the implementation of Fortis' risk strategy and to ensure:

- clear responsibility and accountability regarding risk management
- independence of the risk management functions
- transparent and coherent risk-related decision-making throughout Fortis Group, covering all risks of the Fortis risk taxonomy.

7.3.1 Risk management and monitoring

Risk management and monitoring are performed throughout Fortis Group by delegated authorities ranging from the local risk management organisation in geographical areas, to the business risk management and to Central Risk Management in close cooperation with Asset & Liability Management.

7.3.1.1 Central Risk Management (CRM)

The Central Risk Management (CRM) department is headed by the Chief Risk Officer. Its primary role is to ensure that the group pursues consistently high standards of risk management, to raise executive management's awareness and understanding of the risks being taken, to encourage optimisation of the risk/return ratio, to measure group-wide economic capital and to validate risk models.

CRM provides support to the businesses regarding risk issues and supports the work of the various risk committees. It also coordinates the implementation of risk initiatives and risk communication.

The presence of an integrated risk management framework across the Banking and Insurance activities is perceived as one of Fortis' strengths by internal parties (Fortis Audit Services, Investor Relations) and external parties (rating agencies, investment analysts and regulators). CRM is also responsible for coordinating communication with these parties.

7.3.1.2 Asset & Liability Management (ALM)

Asset & Liability Management (ALM) is charged with closely monitoring all ALM risks related to the balance sheet of Fortis Group and its Banking and Insurance entities. ALM performs its duties in accordance with the decisions made by the Group ALCO and with due observance of the conditions set by Fortis Bank, Fortis Insurance and the Supervisors. ALM defines Fortis' risk appetite and manages its risks by setting up risk guidelines and risk levels. It aims to apply the best practices in risk management that have been defined by the regulators and rating agencies.

7.3.1.3 Businesses Risk Management

Each business:

- is responsible for managing its inherent risks within the limits, policies and guidelines set by regulators and Central Risk Management
- has a Business Risk Committee, which supports its management team in ensuring that key risks are well understood and that appropriate risk management procedures are in place
- is responsible for managing its inherent risks and ensuring that it has comprehensive risk management systems in place which cover the full risk taxonomy.

The double reporting lines between the Business Chief Risk Officer (and the Business Chief Executive Officer) and the Group Chief Risk Officer are designed to reinforce the principles of full transparency on risk-related information (risk quantification, profitability, reserves, limits, capital, methodologies, assumptions, risk management organisation, etc.) between the businesses and CRM, compliance with group policies, guidelines and limits, and independence of the risk function in the risk decision and monitoring process.

7.3.1.4 Fortis Audit Services (FAS)

Fortis Audit Services supports the achievement of Fortis' objectives by providing professional and independent assurance. FAS evaluates the effectiveness of governance, risk and control processes and recommends solutions for optimising them.

Fortis Audit Services regularly audits the risk management functions of Fortis at group, business and local levels.

7.3.2 Fortis Risk Committee Structure

A comprehensive risk committee structure ensures that risk decisions are taken at the appropriate level.



Authority Level
Risk Committees
Board Risk committee
Risk & Capital Committee
Executive Risk committees
Fortis Risk Committee
Group ALCO
Corporate Risk committees
ALM & MPC
CCC
CPC
Bank
Business Risk committees
Fortis Investment RC
MPB Banking RC
Retail banking RC
Group Consumer Finance
Local Risk committees
Local Risk Committees / Country Risk Committee
Risk Management community
Technical Committees / Extended CRM MT /
Credit Risk MT / Risk Convention

The overall responsibility for the risks taken by Fortis rests with the Fortis Board. In order to fulfil its risk mission, the Fortis Board has the support of both the Fortis Risk and Capital Committee and the Fortis Audit Committee (AC). The Fortis Board has delegated the day-to-day management to the Executive Committee (ExCo) under the leadership of the Chief Executive Officer (CEO).

7.3.2.1 *Board Risk Committees*

Risk and Capital Committee (RCC)

Composed of non-executive Board members, the RCC meets at least three times a year and assists the Board in understanding the risks run by Fortis that are typically inherent to Banking and Insurance activities, overseeing the proper management of these risks, and ensuring the adequacy of Fortis' capital relative to these risks and to those inherent to its overall operations.

The main responsibilities of the RCC are to approve the risk governance framework and to make recommendations to the Board on the target risk profile and the related relevant policies.

Fortis Audit Committee (AC)

Not being a risk committee, the role of the AC is to assist the Board in fulfilling its supervision and monitoring responsibilities in respect of internal control in the broadest sense within Fortis, including internal control over financial reporting.

At least once a year the AC, on behalf of the Board of Directors, reviews the quality and effectiveness of procedures and structures under which risks at Fortis are managed, risk-related accounting policies, capital assessment procedures and the performance of the internal control system.

7.3.2.2 *Fortis Executive Risk Committees*

The CEO reports to the Fortis Board on Fortis' risk profile and capital adequacy and presents proposals to the Fortis Board on risk policies and rules and on financing Fortis Group transactions. The ExCo is supported in its tasks by the Executive Risk Committees.

7.3.2.3 *Fortis Risk Committee (FRC)*

The Fortis Risk Committee, chaired by the Fortis Chief Risk Officer, supports the CEO and the Executive Committee in ensuring that the Group has an adequate understanding of its key risks and that it has a sound risk management in place. A key role of the Fortis Risk Committee is to guarantee the consistency of risk management approaches across the Group (Bank and Insurance) and to make sure that risk-related topics at group level have been taken into account.

7.3.2.4 *Group Asset and Liability Committee (Group ALCO)*

The Group ALCO approves the group strategic asset allocation and monitors overall Group-ALM exposure. Its responsibilities are asset and liability management, monitoring and control.

7.3.2.5 *Corporate Risk Committees*

The Fortis Board is supported in its tasks by the following Corporate Risk Committees:

- *The Central Asset & Liability Management and Market Policy Committee* (ALM & MPC) defines the bank's balance sheet management policies and limits, monitors the balance sheet structure, approves ALM risk management structures, agrees on significant transactions affecting the balance sheet and signs off on new products launched by the business lines. These tasks also include monitoring of trading risk limits.
- *The Central Operational risk Policy Committee* (OPC) establishes norms, policies and measurement standards in relation to operational risk-linked exposure.
- *The Central Credit Policy Committee* (CPC) approves credit risk policies and processes, decides on concentration limits, signs off on new credit products and monitors credit portfolio quality and credit delegation limits.
- *The Central Credit Committee* (CCC) decides on individual obligor risks, including country and bank limits, and approves transactions above a certain level affecting the balance sheet, within the lending limit of the bank.
- *The Fortis Group Committee on Impairments and Provisions* (FGCIP) supervises worldwide Value Adjustments (VA) on a consolidated basis.
- *The Insurance Asset and Liability Committee* (Insurance ALCO) makes proposals to the Insurance Risk Committee, which steers the strategic asset allocation at Fortis Insurance level and monitors and manages the overall Insurance ALM risk exposure.

7.3.2.6 *Technical Risk Committees & Platforms*

The Technical Risk Committees & Platforms consist of the following:

- *The Capital Platform* acts as a discussion forum for group capital related topics. The main purpose of the Capital Platform is information and know-how-sharing on capital related matters as well as ensuring alignment on capital related topics.
- *The Model Acceptance Group* (MAG) takes decisions about technical/methodological issues, assessing regulatory compliance and consistency pertaining to credit risk assessment methodologies and model application.
- *The Operational ALCO Committee* is an implementation committee that takes the appropriate measures required to implement decisions taken by the Group ALCO.
- The Liquidity & Funding Competence Centre (LFCC) is responsible for:
  - steering and prioritisation of Fortis' liquidity
  - the exchange of cross-sector (Banking-Insurance) knowledge of liquidity issues and advice on solutions for funding liquidity problems.

7.4 Financial Risk

Financial risk encompasses two types of risk: credit risk and market risk.

7.4.1 Credit Risk

Credit risk is defined as the risk to earnings or capital arising from an obligor's failure to meet the terms of any contract or to otherwise fail to perform as agreed.

7.4.1.1 *Credit Risk Management*

All credit risk management within Fortis is governed by one policy, the Fortis Credit Policy. This policy contains a set of principles, rules, guidelines and procedures for identifying, measuring, approving and reporting credit risk within Fortis. The Fortis Credit Policy establishes a consistent framework for all credit risk-generating activities, either through direct lending relationships or through other activities resulting in credit risk such as investment activities or reinsurance claims. The policy is subdivided into four categories: principles and framework, cross-business policies, business-specific policies and instructions.

The principles and framework section comprises the core values and parameters that define Fortis' risk tolerance and characterise its credit culture. These are universal and unchanging, with the exception of the Credit Risk Strategy (embedded in the Credit Risk Charter), which is subject to change in response to market developments and business strategy. Cross-business policies, business-specific policies and instructions are dynamic, i.e. they are subject to amendment or review based on changing circumstances and accumulated experience.

Cross-business policies describe the framework according to which a specific product or credit activity must be organised across more than one business or within Fortis as a whole.

Business-specific policies provide specific guidance on all aspects of a specific product or credit activity restricted to one business. They are formulated and developed within the business to ensure applicability and ownership. Instructions give detailed information on processes related to credit activities.

7.4.1.2 The credit lifecycle

The basis for effective credit risk management is the identification of existing and potential credit risk inherent in any product or activity. This process includes the gathering of all relevant information concerning the products offered, the counterparties involved and all other elements that may influence the credit risk.

Assessing the credit risk of a proposed agreement consists of:

- analysis of the probability that the counterparty will fail to meet its obligations, including the risk classification on the Fortis Master scale
- analysis of the possibilities of fulfilling the counterparty's obligations by other means in the event that the counterparty fails to meet its obligations by itself
- formulation of an independent and substantiated opinion.

Counterparty acceptance criteria are the conditions that Fortis applies to the acceptance of credit customers. These conditions reflect the general acceptable credit risk profile that Fortis has defined. Fortis operates in accordance with sound, well-defined credit-granting criteria in order to protect its reputation and ensure its sustainability. Fortis does not wish to be associated with dubious counterparties or credit facilities. The counterparty acceptance criteria include a clear indication of the bank's target market and a thorough understanding of the borrower or counterparty, as well as of the purpose and structure of the credit and the source of its repayment. Core credit risk parameters included in the estimation of expected loss, unexpected loss, and economic capital are probability of default (PD), loss given default (LGD), and exposure at default (EAD).

Authorised persons or committees make a credit decision, informed by the opinion of a credit analyst. Delegation of credit authority is the partial transfer of the central credit decision-making authority to the appropriate management levels of credit risk management and the businesses. The delegation rules define the decision-making process regarding the acceptance and management of counterparty risk. The underlying principle in the rules is the need to achieve an appropriate balance (in terms of overall profitability) between two opposite drivers, i.e. maximising the decision-making autonomy of the businesses on the one hand and reducing unexpected counterparty risk on the other.

Monitoring of credit risk is the permanent and automatic control of credit exposures and events with the primary purpose of early detection and reporting of potential credit problems. Surveillance consists of daily monitoring of all individual credit risks. Comprehensive procedures and information systems monitor the condition of individual credits and single counterparties across the various portfolios. These procedures define criteria for identifying and reporting potential credit problems in order to ensure that they are subject to proper monitoring, possible corrective action and classification.

Impaired credits are transferred to the so-called 'Intensive Care' or 'Recovery'. Intensive Care develops strategies to rehabilitate an impaired credit or to increase the final repayment. It also provides assistance to the businesses in dealing with non-impaired problem loans. The Intensive Care function is segregated from the area that originated the credit. In the event that a counterparty fails to meet its obligations and is considered to be unable to meet them in the future, all other means must be applied in order to fulfil this counterparty's obligations towards Fortis, such as selling or realising receivables, collateral or guarantees.

7.4.1.3 Credit risk exposure

Fortis' overall credit risk exposure (before collateral held and other credit enhancements) is measured and presented as the principal amount of on-balance-sheet claims or off-balance sheet potential claims on customers and counterparties, as at 31 December. Credit risk exposure is presented based on the classification in the balance sheet, as this most accurately reflects the nature and characteristics of the exposure.[1)]

---

1) Unit-linked investments are not included in the total credit risk exposure because these risks are borne by the policyholders.

	2007	2006
Cash and cash equivalents (see note 15)	26,361	20,414
Impairments	(1)	(1)
Total net Cash and cash equivalents	**26,360**	**20,413**
Assets held for trading (see note 16)		
Debt securities and treasury bills	21,620	22,199
Derivative financial instruments	28,848	21,545
Total assets held for trading	50,468	43,744
Impairments		
Total net Assets held for trading	**50,468**	**43,744**
Due from banks (see note 17)		
Interest bearing deposits	8,186	5,054
Loans and advances	8,986	6,230
Reverse repurchase agreements	65,858	49,592
Securities borrowing transactions	27,404	24,425
Other	8,619	4,855
Total Due from banks	119,053	90,156
Impairments	(17)	(25)
Total net Due from banks	**119,036**	**90,131**
Due from customers (see note 18)		
Government and official institutions	5,780	5,776
Residential mortgages	99,376	93,550
Consumer loans	9,787	10,398
Commercial loans	138,001	111,479
Reverse repurchase agreements	27,763	35,797
Securities borrowing transactions	21,460	18,355
Other	16,183	13,374
Total Due from customers	318,350	288,729
Impairments	(2,042)	(2,270)
Total net Due from customers	**316,308**	**286,459**
Interest bearing investments (see note 19)		
Treasury bills	313	895
Government bonds	73,935	95,901
Corporate debt securities	47,491	44,561
Structured credit instruments	39,180	39,968
Total interest bearing investments	160,919	181,325
Impairments	(2,600)	(12)
Total net Interest bearing investments	**158,319**	**181,313**
Reinsurance and other receivables (see note 21)	9,777	9,275
Impairments	(59)	(88)
Total net Reinsurance and other receivables	**9,718**	**9,187**
Total on balance credit risk exposure	684,928	633,643
Impairments	(4,719)	(2,396)
Total net on balance credit risk exposure	**680,209**	**631,247**
Off balance credit commitments exposure gross (see note 53)	158,932	165,047
Impairments	(447)	(230)
Off balance credit commitments exposure net	**158,485**	**164,817**
Total credit risk exposure gross	843,860	798,690
Impairments	(4,272)	(2,166)
Total credit risk exposure net	**838,694**	**796,064**

The overall growth of the credit portfolio results from an increase in Due from customers and Due from banks and a decrease in the investment portfolio. The growth in loans to banks was mainly driven by reverse repurchase and securities borrowing transactions. Loans and advances to customers rose by EUR 35 billion (+15%) during 2007 when excluding securities borrowing transactions and the impact of the diminishing reverse repurchase agreements. This increase was supported by all banking segments: Retail Banking with 8% growth mainly in residential mortgage, Merchant & Private Banking with 24% growth principally in commercial loans. Total net interest bearing investments decreased during 2007 by EUR 23 billion (-13%) especially within government bonds EUR 22 billion (representing 46% of the overall portfolio). The market events of the recent months have also impacted the Structured credit instruments portfolio as detailed in the notes 7.4.1.10 and 19.4.

7.4.1.4 Credit Risk netting arrangements

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. However, Fortis may also enter into netting arrangements that do not meet the criteria for offsetting under IFRS.

The table below provides information on the existence of such non-qualifying rights at year-end as well as on non-qualifying master netting agreements that serve to mitigate the exposure to credit loss. The financial assets reported below are those that are subject to a legal right of set-off against financial liabilities when such assets are not reported in the balance sheet on a net basis.

	2007	*2006*
Due from customers	12,218	9,849
Other assets		21
Total credit exposure subject to a legally enforceable right of set-off	**12,218**	**9,870**
Credit exposure reduced by virtue of a master netting arrangement	**24,179**	**28,507**

7.4.1.5 Credit Risk Concentration

Credit Risk Concentration is any exposure to a counterparty or an aggregate of exposures to a number of positively correlated counterparties (i.e. tendency to default under similar circumstances) with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay. Avoidance of concentrations is therefore fundamental to Fortis credit risk strategy of maintaining granular, liquid and diversified portfolios.

To avoid a casual credit risk concentration, Fortis applies the concept of *'total one obligor'*. This implies that groups of connected counterparties are considered to be a single counterparty in the management of credit risk exposure. To manage the concentration of credit risk, Fortis' credit risk management policy aims to spread the credit risk across different sectors and countries. The table below shows Fortis' industry concentration of the customer credit portfolio at 31 December.

	2007		2006	
	Carrying amount Due from customers	*Total %*	*Carrying amount Due from customers*	*Total %*
Industry sector				
Agriculture, forestry and fishing	1,929	0.61%	1,346	0.47%
Oil and gas	4,910	1.55%	3,808	1.33%
Basic Metals	4,441	1.40%	3,301	1.15%
Raw & intermediate materials	971	0.31%	951	0.33%
Consumer goods	8,202	2.59%	6,899	2.41%
Wood, pulp and paper products	1,137	0.36%	907	0.32%
Technology, media and telecom	3,138	0.99%	2,959	1.03%
Electricity, gas and water	7,529	2.38%	5,102	1.78%
Chemicals, rubber and plastic products	6,162	1.95%	5,223	1.82%
Construction and engineering	6,735	2.13%	5,264	1.84%
Machinery and equipment	5,197	1.64%	4,389	1.53%
Automotive	3,890	1.23%	3,436	1.20%
Transportation	966	0.31%	968	0.34%
Trade and commodity finance	14,371	4.54%	10,423	3.64%
Retail	3,720	1.18%	2,886	1.01%
Real Estate	21,093	6.67%	16,631	5.81%
Financial Services	69,684	22.03%	71,377	24.92%
Holdings & other services	23,513	7.43%	16,957	5.92%
Public & social services	14,826	4.69%	14,040	4.90%
Private persons	109,470	34.61%	102,989	35.95%
Non-classified	4,424	1.40%	6,603	2.31%
Total Due from customers net	**316,308**	**100%**	**286,459**	**100%**
Impairments	(2,042)		(2,270)	
Total Due from customers gross	**318,350**		**288,729**	

Two relatively significant concentrations in the exposure to customers can be noted in the sectors 'Financial Services' and 'Private persons', representing respectively 22% and 34.6% of the total customer loans. The first category consists mainly of non-banking financial institutions including investment and insurance companies. The decrease during 2007 in this sector was to a large extent related to the reverse repurchase and securities borrowing portfolio. 'Private persons' consists of residential mortgage loans (91%) and consumer loans (9%). The growth of EUR 6.5 billion relative to the previous year is for 80% situated within the Benelux, the remaining part has been realised within other European countries.

The table below provides information on the concentration of on-balance credit risk by location of Fortis entities as at 31 December.

	2007		2006	
	Credit risk exposure on balance	*Percentage*	*Credit risk exposure on balance*	*Percentage*
On balance				
Benelux	535,058	78.1%	515,474	81.3%
Other European countries	83,279	12.2%	64,573	10.2%
North America	50,205	7.3%	41,875	6.6%
Asia	15,311	2.2%	10,539	1.7%
Other	1,075	0.2%	1,182	0.2%
Total on balance	**684,928**	**100.0%**	**633,643**	**100.0%**

Main contributors for the 4% rise of the credit risk exposure in Benelux are commercial loans to customers and reverse repurchase agreements to banks. The growth has been more significant in the other European countries and more particularly in France, Poland and Turkey. Growth in US is driven by interbank activities and to a lesser extent by commercial loans.

The table below provides information on the concentration of on-balance credit risk by location of customer and type of counterparty as at 31 December.

	2007		2006	
	Credit risk exposure on balance	*Percentage*	*Credit risk exposure on balance*	*Percentage*
On balance				
Benelux	253,674	37.0%	251,842	39.7%
Other European countries	299,399	43.7%	289,364	45.7%
North America	97,887	14.3%	70,778	11.2%
Asia	20,141	3.0%	11,343	1.8%
Other	13,827	2.0%	10,316	1.6%
Total on balance	**684,928**	**100.0%**	**633,643**	**100.0%**

In the following table, Government and Official Institutions includes mandatory reserve deposits with central banks (EUR 8.2 billion). Credit Institutions comprises Due from banks (including Cash & cash equivalents) and Debt securities issued by banks. Trading assets are reported in the column Other. The upward evolution in Credit Institutions in North America is mainly driven by the increase in security borrowing activities in US.

	Government and official institutions	Credit institutions	Corporate customers	Retail customers	Other	Total
31 December 2007						
On balance						
Benelux	33,036	12,549	92,473	101,215	14,401	253,674
Other European countries	53,334	120,500	92,308	6,232	27,025	299,399
North America	906	25,763	58,440	60	12,718	97,887
Asia	278	9,835	7,732	272	2,024	20,141
Other	2,101	3,061	7,247	140	1,278	13,827
Total on balance	**89,655**	**171,708**	**258,200**	**107,919**	**57,446**	**684,928**
31 December 2006						
On balance						
Benelux	35,982	13,150	90,094	98,479	14,137	251,842
Other European countries	70,640	102,266	84,699	4,489	27,270	289,364
North America	1,182	14,474	47,970	61	7,091	70,778
Asia	290	4,976	4,706	271	1,100	11,343
Other	397	2,688	6,196	158	877	10,316
Total on balance	**108,491**	**137,554**	**233,665**	**103,458**	**50,475**	**633,643**

7.4.1.6 Country Risk

Country risk is defined as the risk that a counterparty is unable to honour its credit obligations due to political, social, economic or other events in that country. The emerging countries' risk profile is regularly assessed based on an evaluation of the political, economic and transfer and convertibility risks. This assessment is used to set country ratings.

In view of managing its exposure to country risk, Fortis has established a set of maximum country risk levels for all emerging countries according to the country ratings and Fortis' risk appetite. Exposures to individual emerging countries and cross-border exposure in aggregate are kept under continual review. Allocation to the country limits is based on the country of residence of the borrower, the nature of the transaction and the existence of guarantees or collaterals that allow the transfer of country risk.

7.4.1.7 Credit Risk rating

Credit Risk rating is a classification that results from the Risk Rating Assignment Process, which is based on a qualified assessment and formal evaluation. This classification is the result of:

- an analysis of each obligor's financial history and estimation of its ability to meet debt obligations in the future
- the quality and safety of an asset, based on the issuer's financial condition indicating the likelihood that a debt issuer will be able to meet scheduled interest and principal repayments.

The ultimate goal of the process is to calculate the Expected Loss within one year for every given borrower or asset.

Fortis has therefore drawn up a 'Master Scale', which ranges from 0 to 20 and gives an indication of the probability that a counterparty will default within one year. Master Scale ratings from 0 to 5 are considered investment grade, from 6 to 17 sub-investment grade and from 18 to 20 impaired loans.

The table below provides information on the quality of individually rated loans and off-balance-sheet credit commitments to customers (reverse repurchase agreements and securities borrowing transactions not included) according to the Fortis Master Scale model.



16%
14%
12%
10%
8%
6%
4%
2%
0%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
2006 2007

The investment grade category (ratings 0 – 5) represents 48% of the loan and commitment portfolio in scope (2006: 42%), the sub-investment grade category (ratings 6 – 17) stands for 50% while the impaired loans amount to 2% (ratings 18 – 20).

The table below outlines the credit quality by investment grade of Fortis' debt securities, excluding Debt securities included in Assets held for trading, as at 31 December 2007 based on external ratings.



60%
50%
40%
30%
20%
10%
0%
AAA
AA
A
BBB
Below
Impaired
Not rated
2006 2007

The credit quality of Fortis' debt securities in amounts by investment grade is as follows:

	2007		2006	
	Carrying value	*Percentage*	*Carrying value*	*Percentage*
Investment grade				
AAA	75,085	47.4%	89,477	49.3%
AA	45,448	28.7%	54,756	30.2%
A	31,885	20.2%	31,770	17.5%
BBB	2,376	1.5%	2,304	1.3%
Investment grade	154,794	97.8%	178,307	98.3%
Below investment grade	1,566	1.0%	1,451	0.8%
Unrated	1,959	1.2%	1,555	0.9%
Total investments in interest bearing securities net	158,319	100.0%	181,313	100.0%
Impairments	2,600		12	
Total investments in interest bearing securities gross	**160,919**		**181,325**	

7.4.1.8 Credit Risk mitigation

Risk mitigation is the technique of reducing the credit risk by hedging or by obtaining collateral. Hedging is any financial technique designed to reduce or eliminate the financial risk engendered by products and/or activities. Security (collateral) is any commitment made or privilege given by a counterparty or third party to which Fortis can seek recourse in the event of the counterparty's default in order to reduce loan losses, or any other agreement or arrangement having a similar effect. The lending activity is never purely based on collateral or hedging. The risk mitigation factors are always regarded as a second way out.

Collateral and guarantees received as security for financial assets and commitments are as follows:

		Collateral received				
	Carrying amount	*Financial instruments*	*Property, plant & equipment*	*Other collateral and guarantees*	*Collateral amounts in excess of credit exposure* [1]	*Unsecured exposure*
2007						
Cash and cash equivalents	26,360	18,742		1,372	8,919	15,165
Interest bearing investments	158,322	1,216				157,106
Due from banks	119,036	104,959	43	197	12,616	26,453
Due from customers						
Government and official institutions	5,777	13	10	1,560	947	5,141
Residential mortgage	99,309	541	113,976	2,459	27,265	9,598
Consumer loans	9,578	1,317	2,514	232	1,448	6,963
Commercial loans	136,455	21,756	41,209	22,728	13,062	63,824
Reverse repurchase agreements	27,763	28,315			1,564	1,012
Securities borrowing	21,460	19,873	5			1,582
Other loans	15,966	4,551	10,378	3,461	5,997	3,573
Total due from customers	316,308	76,366	168,092	30,440	50,283	91,693
Other receivables	9,718	2		471	48	9,293
Total on balance	629,744	201,285	168,135	32,480	71,866	299,710
Total off balance	158,486	5,504	11,500	1,594	4,796	144,684
Total credit exposure	**788,230**	**206,789**	**179,635**	**34,074**	**76,662**	**444,394**
2006						
Cash and cash equivalents	20,413	10,570		1,103	8,744	17,484
Interest bearing investments	181,312	12				181,300
Due from banks	90,131	81,141	53	118	8,267	17,086
Due from customers						
Government and official institutions	5,770	15	10	779	354	5,320
Residential mortgage	93,470	681	108,992	1,352	26,466	8,911
Consumer loans	10,212	1,079	1,217	1,243	69	6,742
Commercial loans	109,716	22,492	40,578	18,358	10,718	39,006
Reverse repurchase agreements	35,795	39,649			4,440	586
Securities borrowing	18,355	17,566				789
Other loans	13,141	3,470	9,685	2,501	4,882	2,367
Total due from customers	286,459	84,952	160,482	24,233	46,929	63,721
Other receivables	9,187	13		363	12	8,823
Total on balance	587,501	176,688	160,535	25,817	63,952	288,414
Total off balance	164,817	4,818	12,885	2,332	1,035	145,817
Total credit exposure	**752,318**	**181,506**	**173,420**	**28,149**	**64,987**	**434,231**

1) 'Collateral and guarantees received in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.

Collateral value is determined by means of a prudent valuation approach based on a range of criteria, including the nature and specific type of the collateral, its liquidity, and the volatility of its price. It also incorporates the forced sale context in which the collateral would be required to be realised and the degree of priority of Fortis' rights. In addition to the above mentioned collateral Fortis has received collateral mainly relating to reverse repurchase agreements and securities borrowing which Fortis is permitted to sell or repledge.

7.4.1.9 Credit risk optimisation

Optimisation of credit portfolio management requires the use of efficient hedging techniques to avoid concentration or unwanted exposure in the loan or debt security portfolio. For this purpose, Fortis uses mainly single name Credit Default Swaps (CDS). Portfolio optimisation is achieved not only with short positions (protection bought) but may also involve long positions (protection sold) or a combination of both.

Asset securitisation is the process of creating a marketable financial instrument that is backed by the cash flow or value of specific financial assets. During the securitisation process, assets (e.g. consumer loans, receivables, mortgages) are selected and pooled together into a special purpose vehicle (SPV) which issues securities sold to investors.

The growth of Fortis' commercial assets is exceeding the growth of its retail business. In order to support its business development while meeting regulatory capital requirements, Fortis has launched several securitisation programmes mainly based on its Dutch residential mortgage portfolio. The related securitisation vehicles are fully consolidated and, hence, the securitised assets are reported on-balance in the Consolidated Financial Statements.

Securitisation is also an important financing alternative for the Bank's clients. In particular, financing via Scaldis Capital Limited ('Scaldis'), an ABCP vehicle sponsored by the Bank, gives clients of Fortis Bank's Corporate & Institutional Banking unit ('CIB') access to cheap and efficient financing. On 31 December 2007, the total face amount of the CP issuance of Scaldis was USD 26.3 billion (EUR 17.8 billion) of which USD 9 billion (EUR 6.1 billion) where secured by financial assets from clients.

7.4.1.10 Structured Credit Instruments

Structured credit instruments (SCI) are securities created by repackaging cash flows from financial contracts.

These instruments encompass asset-backed securities (ABS), mortgage-backed securities (MBS) and collateralised debt obligations (CDO). ABS are issues backed by loans (other than mortgages), receivables or leases, MBS are issues backed by mortgage loans and CDO are a class of asset-backed securities and another term for bonds backed by a pool of bonds (CBO), loans (CLO) and other assets such as swaps (CSO). Payment of the principal and interest of the CDO is financed with the cash flows generated by the underlying financial assets.

Fortis is active in the ABS and MBS market as issuer, placement agent, collateral manager, arranger, trader and investor.

Fortis structured credit portfolio can be divided into 5 main sub-portfolios, each with its own business model philosophy towards trading, structuring, securitisation and investment approach and backed by a different strategy:

- ABS positions within Fortis Banking' credit trading book
- ABS positions within the Fortis Banking' investment book
- US structured credits (CDO origination)
- Asset pools (Scaldis)
- ABS positions within Fortis Insurance' investment book.

ABS positions within Fortis Banking' investment book

Fortis Bank is a large investor in the international ABS market (both direct on-balance sheet and via its sponsored ABCP vehicle Scaldis). The overwhelming majority of ABS (>95%) are rated AAA. The portfolio is invested in a wide variety of different ABS/MBS asset classifications, with a clear focus on granularity of deal ticket size and diversification by asset type and geographic distribution, ranging from European Prime RMBS, to US Student Loans, Credit Cards, Commercial MBS, CLOs, Consumer ABS, SMEs, Small Business Loans to US RMBS.

US structured credits (CDO origination)

Fortis, as arranging bank, has structured and launched both classic and synthetic CDO. The main risk of this activity arises from the temporary warehousing of third party client assets (such as RMBS, ABS, CDOs, leverage loans) on the balance sheet until securitising (repackaging) into CDO/CLO. Warehousing of the assets during the structuring phase of the CDO is subject to stringent limits.

The recent credit market turmoil has led to a standstill of this activity. Retained positions and stopped warehouses became part of the distressed portfolio. Exposure is under close scrutiny of the Structured Credit Management team which ensures focus on surveillance, monitoring, management and reporting.

Fortis Insurance' investment book

Insurance companies have access to long term funding at a cost which, although floored, can be revised upwards through profit sharing agreements. Corresponding investments require stable, risk balanced and relatively high financial income. In this context, CDOs offer the advantage of providing fixed, relatively high financial income on a diversified and high rated portfolio for maturities between 5 to 10 years. Moreover, CDOs enable to further diversify the portfolio's asset classes and give access to high quality management teams specialised in this type of assets.

In addition to a well-organised credit approval processes, conservative portfolio selection and an in-depth deal analysis, Fortis' structured credits are overweight in senior levels and AAA-rated securities. This automatically leads to a substantial level of embedded credit enhancement and structural support in order to mitigate a large portion of the potential credit risk.

Fortis' credit risk exposures arising from the abovementioned transactions as of year-end 2007 and the valuation methods applied are described in note 19.4 Structured Credit Instruments.

7.4.1.11 Management of problem loans and impairments

Problem loans are exposures for which the counterparty has become impaired. They include exposures for which signals have been detected indicating that the counterparty may become impaired in the future.

Problem loans are classified into different risk categories for individual counterparties and arrears buckets for groups of aggregated counterparties in order to optimise monitoring and review of these loans. Problem loans with ratings 18, 19 and 20 according to the Fortis Master Scale have defaulted and are impaired. Other problem loans are still non-impaired. The accrued risk profile of problem loans makes it imperative that the Risk Management function is involved in handling these loans.

Past due credit exposure

A financial asset is past due if a counterparty has failed to make a payment when contractually due or if it has exceeded an advised limit or has been advised of a limit smaller than its current outstanding. Financial assets which have reached the 90-days past due trigger are automatically classified as impaired.

The table below provides information on the ageing of past due financial assets not classified as impaired (financial assets which have reached the 90-days past due trigger are therefore not included).

					2007					2006
	Carrying amount of assets (not classified as impaired)	*< = 30 days past due*	*> 30 days & < = 60 days past due*	*> 60 days past due*	*Total*	*Carrying amount of assets (not classified as impaired)*	*< = 30 days past due*	*> 30 days & < = 60 days past due*	*> 60 days past due*	*Total*
Cash and cash equivalents	26,359	7			7	20,412	8			8
Interest bearing investments	154,483	7			7	181,306	10			10
Due from banks	119,028	1			1	90,121	22			22
Due from customers										
Government and official institutions	5,761	10		125	135	5,766	12		88	100
Residential mortgage	97,988	1,066	106	31	1,203	92,060	921	133	98	1,152
Consumer loans	9,244	508	102	41	651	9,881	449	88	51	588
Commercial loans	134,749	4,117	416	606	5,139	107,942	3,194	439	999	4,632
Other	64,907	79	8	10	97	66,919	94	10	23	127
Total due from customers	312,649	5,780	632	813	7,225	282,568	4,670	670	1,259	6,599
Other receivables	9,499	323	59	82	464	9,105	257	80	120	457
Total	**622,018**	**6,118**	**691**	**895**	**7,704**	**583,512**	**4,967**	**750**	**1,379**	**7,096**

Collateral and guarantees received as security for past due but not impaired financial assets are detailed below:

		Collateral received				
2007	Carrying amount	Financial Instruments	Property, plant & equipment	Other collateral and guarantees	Collateral and guarantees in excess of credit exposure [1]	Unsecured exposure
Cash and cash equivalents	7					7
Interest bearing investments	7					7
Due from banks	2					2
Due from customers						
Government and official institutions	135			117	2	20
Residential mortgage	1,203	7	1,394	17	418	203
Consumer loans	651	16	302	21	245	557
Commercial loans	5,139	720	1,781	505	1,829	3,962
Other loans	97	290	23		262	46
Total due from customers	7,225	1,033	3,500	660	2,756	4,788
Other receivables	463			307	48	204
Total past due credit exposure	**7,704**	**1,033**	**3,500**	**967**	**2,804**	**5,008**
2006						
Cash and cash equivalents	8					8
Interest bearing investments	10					10
Due from banks	22					22
Due from customers						
Government and official institutions	101			5		96
Residential mortgage	1,151	4	1,155	3	217	206
Consumer loans	588	21	147	38	123	505
Commercial loans	4,633	452	922	177	850	3,932
Other loans	127	222	32	148	326	51
Total due from customers	6,600	699	2,256	371	1,516	4,790
Other receivables	457			335		122
Total past due credit exposure	**7,097**	**699**	**2,256**	**706**	**1,516**	**4,952**

1) 'Collateral and guarantees received in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.

Impaired credit exposure

A financial asset is classified as impaired if one or more loss events are identified which have a negative impact on the estimated future cash flows related to that financial asset.

Events considered to be loss events include situations where:

- the counterparty is unlikely to pay in full its credit obligations to Fortis, without recourse by Fortis to actions such as realising collateral
- the counterparty has a material credit obligation which is past due for more than 90 days (overdrafts will be considered as being overdue once the customer has exceeded an advised limit or been advised of a limit smaller than that currently outstanding).

In practice, Fortis classifies loans as impaired in response to a series of obligatory and judgement-based triggers. Obligatory triggers result in the counterparty being classified as impaired and include bankruptcy, financial restructuring and 90 days past due. Judgement-based triggers include, but are not limited to, elements such as negative equity, regular payment problems, improper use of credit lines and legal action by other creditors. They could – but do not necessarily – result in the counterparty being classified as impaired.

Loan or Debt Restructuring is the change of one or more terms of an existing loan or debt agreement for economic or legal reasons related to the debtor's financial difficulties. The change can imply, among other things, modification of the repayment schedule and/or interest rate or an addition of sureties or borrowers. In order to limit losses, the change can imply that the creditor grant a concession to the debtor that he would not otherwise consider, e.g. an absolute or contingent reduction of interest rate, debt amount or accrued interest or a combination of the three. A loan or debt restructuring process in itself does not constitute a trigger for changing a loan's status from impaired to normal; restructured loans or debts therefore do not automatically elude their impaired status after restructuring. As a consequence, the performing loan portfolio (i.e. non-impaired) contains no material credit exposure with respect to such restructured loans or debts as at 31 December 2007.

Impairment for specific credit risk is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the impairment is the difference between the carrying amount and the recoverable amount, i.e. the present value of expected cash flows and the collateral value less selling costs, if the loan is secured.

The table below provides information on impairments and the impaired credit risk exposure as at 31 December.

		2007			*2006*	
	Impaired outstanding	*Impairments for specific credit risk*	*Coverage ratio*	*Impaired outstanding*	*Impairments for specific credit risk*	*Coverage ratio*
Interest bearing investments	6,438	(2,600)	40.4%	17	(12)	70.6%
Due from banks	31	(12)	38.7%	26	(17)	65.4%
Due from customers						
Government and official institutions	18	(2)	11.1%	10	(6)	60.0%
Residential mortgages	1,364	(43)	3.2%	1,460	(49)	3.4%
Consumer loans	648	(317)	48.9%	604	(266)	44.0%
Commercial loans	3,101	(1,388)	44.8%	3,390	(1,522)	44.9%
Other	345	(65)	18.8%	473	(102)	21.6%
Total due from customers	5,476	(1,815)	33.1%	5,937	(1,945)	32.8%
Other receivables	275	(57)	20.7%	127	(78)	61.4%
Total on balance	12,220	(4,484)	36.7%	6,107	(2,052)	33.6%
Total off balance	610	(398)	65.2%	365	(150)	41.1%
Total impaired credit risk exposure	**12,830**	**(4,882)**	**38.1%**	**6,472**	**(2,202)**	**34.0%**

When excluding the impact of the subprime crisis on the restructured credit portfolio (see Notes 7.4.1.10 and 19.4), impaired financial assets went down by 5% during the year 2007. This evolution was mainly driven by the improved performance in the Residential mortgage portfolio, in commercial loans and in the lease and factoring activities. Overall, the 'Due from customers' portfolio shows a stable coverage ratio of 33% compared to previous year.

The following table provides details on collateral and guarantees received as security for financial assets and commitments classified as impaired.

		Collateral received				
	Impaired outstanding	*Financial instruments*	*Property, plant & equipment*	*Other collateral and guarantees*	*Collateral and guarantees in excess of impaired credit exposure* [1]	*Unsecured exposure*
2007						
Interest bearing investments	6,438					6,438
Due from banks	31					31
Due from customers						
Government and official institutions	18			2		16
Residential mortgage	1,364	9	1,612	51	442	134
Consumer loans	648	9	75	8	36	592
Commercial loans	3,100	287	1,376	315	1,128	2,250
Reverse repurchase agreements						
Securities borrowing						
Other loans	345	174	122	16	67	100
Total due from customers	5,475	479	3,185	392	1,673	3,092
Other receivables	276			61	47	262
Total on balance	12,220	479	3,185	453	1,720	9,823
Total off balance	610	42	290	66	318	530
Total impaired credit exposure	**12,830**	**521**	**3,475**	**519**	**2,038**	**10,353**
2006						
Interest bearing investments	17					17
Due from banks	26					26
Due from customers						
Government and official institutions	10			2		8
Residential mortgage	1,460	7	1,519	59	316	191
Consumer loans	604	14	53	7	13	543
Commercial loans	3,391	285	1,295	301	1,016	2,526
Reverse repurchase agreements						
Securities borrowing						
Other loans	472	154	73	50	67	262
Total due from customers	5,937	460	2,940	419	1,412	3,530
Other receivables	127			15		112
Total on balance	6,107	460	2,940	434	1,412	3,685
Total off balance	365	38	160	36	185	316
Total impaired credit exposure	**6,472**	**498**	**3,100**	**470**	**1,597**	**4,001**

1) *'Collateral and guarantees received in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.*

The table below provides information on the duration of impairment, i.e. the period between the financial asset's first impairment event and 31 December.

	2007				2006			
	< 1 year impaired	*> 1 year < 5 years impaired*	*> 5 years impaired*	*Total*	*< 1 year impaired*	*> 1 year < 5 years impaired*	*> 5 years impaired*	*Total*
Cash and cash equivalents								
Interest bearing investments	6,424		14	6,438			17	17
Due from banks	9		22	31		1	24	26
Due from customers								
Government and official institutions	10	4	4	18	1	4	5	10
Residential mortgage	858	470	36	1,364	885	545	30	1,460
Consumer loans	376	256	16	648	268	283	53	604
Commercial loans	1,168	1,277	655	3,100	1,053	1,681	657	3,391
Other	200	97	48	345	289	174	9	472
Total due from customers	2,612	2,104	759	5,475	2,496	2,687	754	5,937
Other receivables	243	24	9	276	107	20		127
Total on balance	9,288	2,128	804	12,220	2,603	2,708	795	6,107
Total off balance	241	314	55	610	118	211	36	365
Total impaired credit exposure	**9,529**	**2,442**	**859**	**12,830**	**2,721**	**2,919**	**831**	**6,472**

Write-offs are based on Fortis' latest estimate of its recovery and represent the loss that Fortis considers it will incur. Conditions for write-off may be that the obligor's bankruptcy proceedings have been finalised and securities have been exhausted, the obligor and/or guarantors are insolvent, all normal recovery efforts have been exhausted, or the economic loss term (i.e. the term within which all expenses will exceed the amount of recovery) has been reached.

Incurred but not reported impairments

Incurred but not reported (IBNR) impairments on loans represents losses inherent in components of the performing loan portfolio that have not yet been specifically identified.

The scope of the calculation of the IBNR impairments covers all financial assets found not to be individually impaired from the categories Due from customers and Due from banks. All related off-balance items such as unused credit facilities and credit commitments are also included.

The IBNR calculation combines the Basel II concept of expected loss on a one-year time horizon with intrinsic elements such as incubation period, macroeconomic factors and expert views. In the context of IAS 39 and in view of recent developments which have lead to even more increased risk awareness, the Fortis IBNR calculation method has been fine tuned.

IBNR is calculated on the performing loan portfolio of the banking and insurance businesses. IBNR amounted to EUR 282 million at the end of 2007 compared to EUR 414 million at the end of the previous year. This decrease reflects the more stringent policy regarding credit renewals. Details relating to IBNR impairments are provided in the notes 15, 17, 18 and 53.

7.4.2 Market Risk

Market risk is the potential for loss resulting from unfavourable market movements, which can arise from trading or holding positions in financial instruments. Market risk can come from many different sources, including:

- interest rate fluctuations that affect bonds, other fixed-income assets and Insurance liabilities
- change in price level of securities that affect the value of trading and investment portfolios and Insurance liabilities
- foreign exchange fluctuations that affect future non-hedged cash flows
- changes in volatility of interest rates or securities prices that affect the values of options or other derivatives
- prepayment risk, deposit runs or other adverse customer behaviour linked to evolution of market factors.

Market risk is broken down into two types, ALM risk and trading risk, depending on the purpose of the position taken. Positions taken with the aim of making short-term profit pertain to trading risk; all other positions are addressed under ALM risk.

ALM Risk: the risk that the market value of assets net of liabilities decreases due to changes in interest rates, credit spreads, equity markets, foreign exchange rates, real estate prices or other market factors. The market value of assets, net of liabilities, is measured as an economic view of the company's equity. A decrease in the market value of assets net of liabilities directly decreases a company's total value, even if it does not suffer any losses on an earnings or cash-flow basis.

Trading risk: a trading portfolio is exposed to various sources of risk arising from changes in interest rates, foreign exchange rates, equity prices and commodity & energy prices, volatilities, spreads (bid/offer), credit spreads, dividends levels or other tradable characteristics. Trading risk is the risk of negative change in the total value of the portfolio in response to fluctuations in these risk factors.

7.4.2.1 ALM Risk

ALM Risk Management

ALM risk is managed within a single framework and measured using consistent methods (e.g. fair value calculations, stress tests, worst-case sensitivities), for both the Banking and Insurance activities. The mission of the central ALM function is to support, on an accurate and timely basis, management's understanding of market risk exposures undertaken in Fortis' balance sheet and its underlying entities. This includes ensuring that global asset allocation is in line with the strategy of the group and applying the concept of global limits to all types of market risk related to the balance sheet. ALM Risk focuses on value and earnings changes implied by volatility in interest rates, exchange rates, share prices and real estate prices. The risk of changes in volatility and credit spreads is not taken into account in these figures.

Bank ALM

The Bank ALM team operates centrally and is organised around four pillars: data gathering, modelling and measuring analysis, reporting and transfer price (implementing internal transfer prices in the different business lines). This function's main responsibilities are:

- to establish a framework for risk management and control of all the banking activities with an inherent market risk
- to ensure a global asset allocation that is consistent with the strategy
- to apply the concept of global limits to all types of market risk related to the banking book
- to define the methodology for setting internal transfer pricing and apply it to the different banking businesses, and
- to closely monitor regulatory solvency, assess the evolution of the CAD ratios and propose strategies concerning additional components of regulatory equity such as subordinated loans and hybrid financing.

Insurance ALM

The central Insurance ALM department addresses market risk issues that impact value creation and solvency. This includes:

- establishing a global framework for market risk management of the insurance activities enabling the identification, monitoring and management of market risks
- advising the insurance companies on strategic asset allocation
- reporting on market risk issues related to insurance activities towards the appropriate decisional committes
- ensuring the necessary capabilities, management processes and controls
- advising the Fortis Insurance Risk Committee on market risk policies, guidelines and limits
- Monitoring the ALM position of Fortis's proprietary pension plans in accordance with the Central Pension Office.

At the level of the insurance companies, ALM Risk is measured and managed by the respective Insurance Business Risk Committees. Each insurance company operates within the limits and guidelines set by the IRC. Within these investment guidelines, they have the freedom to define the tactical asset allocation.

ALM Risk Assessment

ALM risks are assessed, monitored and reported according to the following types of sub-risk: interest rate risk, foreign exchange risk (also referred to as currency risk), equity securities risk and real estate risk. Interest rate risk affects both Banking and Insurance activities, but with opposite interest rate risk profiles, resulting in natural risk mitigation within Fortis Group.

The four main sources of interest rate risk are:

- repricing risk, due to a mismatch of interest rate repricing between assets and liabilities (usual mismatch)
- changes in the structure of yield curves (parallel, flattening or steepening shifts)
- basis risk resulting from the imperfect correlation between different reference rates (for example swap rates and government bond yields)
- optionality:
  - on the asset side, certain financial instruments carry embedded options (hidden or explicit) that will be exercised depending on movements in interest rates
  - on the liability side, optionality exists in the Insurance company (e.g. profit sharing in insurance).

All figures presented in this section are before taxation.

ALM Risk measurement, monitoring and reporting

Interest Rate Risk

Fortis measures, monitors and controls its ALM interest rate risk using the following indicators:

- cash-flow gap analysis
- duration of equity
- interest rate sensitivity of the fair value of equity
- Value at Risk (VaR)
- Earnings at Risk (EaR).

Cash Flow Gap Analysis

This illustrates the profile of the interest rate exposure over time and is used to quantify and compare interest rate-sensitive asset and liability exposures by different time buckets. The cash-flow gap highlights the mismatch between asset and liability exposures at different maturities.

The tables below show Fortis' exposure to interest rate risk for the Banking and Insurance businesses. As the Insurance business is typically longer than the Banking business, the time buckets differ in the two tables: the Banking business focuses more on short maturities, while the Insurance business more on long maturities. The interest-sensitivity gap for a given time period is the difference between the amounts to be received and the amounts to be paid in that period.

Banking

Within the Banking activities, cash flows of assets and liabilities are classified by the expected repricing or maturity date, whichever is earlier. For assets and liabilities without maturity, the projected cash flows reflect the interest-rate sensitivity of the product. Products without maturity such as savings and current accounts have a significant part of the outstanding volumes that is stable on a long-term basis and considered to be long-term funding. The derivatives are principally used to reduce Fortis' exposure to interest rate changes. Their notional value is reported separately in the table.

As shown in the table below, internal transactions between Fortis' Banking segments are not fully eliminated. A positive (negative) amount means a net receiving (paying) position in derivatives. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors in assessing Fortis' exposure to changes in interest rates.

	<1 month	*1-3 months*	*3-12 months*	*1-3 years*	*3-5 years*	*5-10 years*	*>10 years*
At 31 December 2007:							
Banking							
Assets	525,142	159,276	124,466	71,294	63,528	76,368	38,445
Liabilities	(610,370)	(168,904)	(96,982)	(54,667)	(48,838)	(58,636)	(23,326)
Gap Assets - Liabilities	(85,228)	(9,628)	27,483	16,627	14,690	17,733	15,120
Derivatives	23,071	11,602	5,414	(5,041)	(9,862)	(12,670)	(12,598)
Total Gap	(62,157)	1,974	32,897	11,586	4,828	5,062	2,522
At 31 December 2006:							
Banking							
Assets	316,250	124,654	117,517	73,516	57,111	82,141	30,062
Liabilities	(398,375)	(129,610)	(91,704)	(54,851)	(48,693)	(58,027)	(19,394)
Gap Assets - Liabilities	(82,125)	(4,956)	25,813	18,665	8,418	24,114	10,668
Derivatives	21,259	14,606	457	(8,479)	(4,136)	(12,317)	(11,352)
Total Gap	(60,866)	9,650	26,270	10,186	4,282	11,797	(684)

As more liabilities than assets are repriced in the short term, the derivatives position clearly has a risk reducing effect on the total gap.

Insurance

The table below contains similar information for the Insurance activities as the table above does for the Bank. For the liabilities arising from Life insurance, however, the cash flows are projected on a best-estimate basis, i.e. based on statistical information, in accordance with assumptions applied to Embedded Value reporting:

- the existing portfolio is considered to be in run-off
- future premiums of existing contracts are taken into account
- future benefits and claims are projected on a best-estimate basis.

For Non-life insurance, the cash flows are projected on a best-estimate basis taking into account the natural turnover of the portfolio.

	<1 year	1-5 years	6-10 years	11-20 years	>20 years
At 31 December 2007:					
Insurance					
Assets	10,491	30,989	29,435	16,349	7,841
Liabilities	(9,381)	(19,793)	(20,039)	(25,055)	(33,542)
Gap Assets - Liabilities	660	11,196	9,396	(8,706)	(25,701)
Derivatives	(827)	981	(34)	16	
Total Gap	(167)	12,177	9,362	(8,691)	(25,701)
At 31 December 2006:					
Insurance					
Assets	10,679	32,503	29,401	17,390	7,397
Liabilities	(10,333)	(21,611)	(22,596)	(22,445)	(38,696)
Gap Assets - Liabilities	346	10,892	6,805	(5,055)	(31,299)

The typically long-insurance liabilities imply a negative cash-flow gap on the long maturity buckets (above 10 years) and a positive one on the shorter part of the curve. Note that only interest-rate linked items are shown in the table above. Equity securities and real estate are excluded.

Duration of equity

Duration is a measure of the average timing of cash flows from an asset or a liability portfolio. It is computed on the basis of the net present values (NPV) of the cash flows (principal and interest). The NPV is calculated based on client rates.

Duration of equity is an application of duration analysis and measures Fortis' consolidated interest rate sensitivity. It is measured as the difference between the present value of the future weighted cash flows generated by the assets and the present value of the future weighted cash flow from the liabilities. The duration of equity is an overall indicator of the mismatch in duration of assets and liabilities.

Duration of equity is used as a key indicator for the interest rate risk. It reflects the value sensitivity to a small parallel interest rate shift Δi:

$$\frac{\Delta Value}{Value} = -Duration \cdot \Delta i$$

Consequently, the following characteristics of this indicator can be derived:

- a positive (negative) duration leads to a decrease (increase) in value when rates increase (Δi positive)
- the higher the absolute value of the duration, the higher the sensitivity of the value to an interest rate movement.

Duration of equity is the duration that should be attributed to the difference between the value of assets and the value of liabilities in order to make the total balance sheet insensitive to interest rate changes.

The following table shows the mismatch between the weighted durations of assets and liabilities for the Banking and Insurance activities as well as for Fortis as a whole. The bank has a positive duration of equity, in contrast to the Insurance business. This means that an increase in interest rates leads to an increase in value for the Insurance activities, but a decrease for the bank and vice versa. As a direct consequence of these opposite risk profiles, the sensitivity of Fortis' value to an interest rate movement is relatively low.

	2007	*2006*
Duration of Equity (in years):		
Banking	5	5
Insurance	(3)	(6)
Fortis	2	(1)

At Banking, the duration of equity remained stable. Historically the duration of equity at Banking is still at a very low level and comfortably below the limit. At Insurance, the duration of equity shortened due to the higher value of Insurance business and the longer investments. Overall, the compensation between Banking and Insurance resulted in a low duration at Fortis level.

While the duration of equity measures the sensitivity of the value to very small interest rate movements, Fortis follows the variability of the value for bigger interest-rate shocks. This is shown in the following section.

Interest rate sensitivity of the fair value of equity
This approach consists of applying stress tests of +/- 100bp to the fair value of an instrument or portfolio.

The table below shows the impact of an approximate 100 basis-point shift in the yield curve on the fair value of equity, i.e. the fair value of all assets minus the fair value of all liabilities.

	+100bp	*-100bp*
Banking	(7%)	7%
Insurance	1%	(4%)
Fortis	(3%)	2%

The fair value of the Insurance liabilities is determined as the net present value of expected cash flows, taking into account embedded options such as profit sharing. The valuation is performed on the basis of market principles. Contractual cash flows are discounted at the risk-free rate, whereas non-contractual cash flows such as profit sharing are valued with risk-neutral principles.

In Banking, a parallel shift of interest rates of 100 bp will lead to a change in fair value of approximately 7% of total fair value. The high convexity of the Insurance activities is reflected in the asymmetrical sensitivity of the value to a shift of 100 bp of the yield curve: a 1% increase when rates go up, a 4% decrease when rates go down. Once again, the compensation between the Bank and Insurance results in a low sensitivity to interest rate moves at Fortis level.

Currency Risk

Any financial product is denominated in a specific currency. currency risk stems from a change in the exchange rate of that currency to the functional currency of Fortis (euro).

Banking

No currency risk is taken in the ALM Bank position due to the application of the following principles:

- Loans and bond investments in currencies other than the functional currency of Fortis must be hedged by a funding in the corresponding currency.
- Participating interests in currencies other than the functional currency of Fortis must be hedged by a funding in the corresponding currency. The Fortis policy for Banking activities is to hedge via short-term funding in the corresponding currency where possible. Net investment hedge accounting is applied.
- The results of branches and subsidiaries in currencies other than the functional currency of Fortis activities are hedged on a regular basis (monthly or quarterly).

Exceptions to this general rule must be approved by the ALM & MPC Committee.

The table below shows the exceptional currency risk exposures to foreign currencies as at 31 December 2007.

Currency	Exposure in foreign currency (in million)	Exposure in EUR (in million)
TRY	1,160	674
TWD	396	8

The remaining open currency risk positions are due to partial hedging of the participating interest in Fortis Bank Turkey and a small interest in Dryden Wealth Management Taiwan not hedged.

Insurance

Fortis' policy regarding currency exposure stemming from foreign holdings states that the structural FX risk position of Fortis must be hedged by covering 100% of the net asset value of foreign participations. Exceptions to those rules must be approved by the IRC.

The main currency risk exposures to foreign currencies as at 31 December 2007 are stated in the table below. The exposures shown are net (assets – liabilities), after hedging.

Currency	USD	GBP	JPY	MYR	ZAR	CHF	THB	CNY	BRL	NOK	AUD	RUB	UAH	SEK	DKK	CAD
Exposure (in EUR million)	403	574	38	141	65	86	67	69	25	9	29	6	8	5	6	19

On a quarterly basis the GBP, MYR, CNY and HKD exposures, net of goodwill, are hedged with futures.

Other sub-risk types

In addition to interest rate risk and currency risk, ALM risk also encompasses equity securities risk and real estate risk. Equity securities risk is the risk of losses due to unfavourable movements on equity markets. Similarly, real estate risk is the risk of losses due to unfavourable movements in real estate prices. These risk factors are monitored through risk indicators such as Value at Risk and Earnings at Risk.

Value at Risk (VaR)

Value at Risk (VaR) is a statistical estimation that quantifies a possible maximum loss for a given probability and time horizon. In principle, this concept could apply to all kinds of risks.

The table below shows the maximum loss in the event of a worst-case scenario[2] given a Value at Risk model (on a timeframe of one year and a confidence interval of 99.97% - volatility risk is not taken into account in these figures). This severe scenario corresponds to the overall common framework of economic capital within Fortis. Within the Banking activities similar calculations are performed with a 99% confidence level and a two-month horizon for day-to-day management. The group finance and other holding activities of Fortis (General) are excluded from this table.

	Banking	*Insurance*	*Fortis*
Equity-market risk	7%	16%	13%
Interest-rate risk	26%	8%	15%
Real-estate risk	0%	11%	5%
Currency risk	1%	1%	1%

As shown in the table above, the main exposure at Banking is interest rate risk. Equity market risk is smaller and is based on the equity securities position as reported under IFRS. The currency risk position is mainly a TRY risk position. Real estate risk is not material. Within the Insurance activities, equity market risk is the most important and is tempered by mitigating strategies such as CPPI and put options[3] (see section on risk mitigating strategies). The real estate portfolio in Insurance leads to real estate risk. Currency risk stems partly from the interests in international companies. Overall equity market and interest rate risks are the main risk factors for Fortis as a whole. Fortis benefits from compensation between interest rate risk at Banking and Insurance (opposite sensitivities).

Earnings at Risk

Earnings at Risk measures the sensitivity of future IFRS net income to hypothetical adverse changes in interest rates or equity market prices. Earnings at Risk assesses the impact of stress tests on the projected IFRS net income before tax. The group finance and other holding activities of Fortis (General) are excluded from this table.

	Banking	*Insurance*	*Fortis*
+100bp	(2.0%)	0.3%	(1.0%)
-100bp	2.0%	(0.3%)	1.0%
shares -20%	11.0%	(3.0%)	(8.0%)

Within the Banking activities, the interest margin in the earnings at risk simulation is calculated with a constant duration of equity over the whole year. The sensitivity of the 'Treasury & Trading' position is out of scope.

Within the Insurance activities, the puts have been excluded from this table (conservative assumption). The impact of the equity market position on profit or loss is due to impairments and to lower fees on unit-linked contracts. The earnings sensitivities are calculated on the in-force portfolio at the end of 2007.

ALM Risk – Stress Testing

When markets experience sudden, exceptional, or catastrophic events, stress analysis is required in order to evaluate the underlying risk. ALM has developed a scenario analysis programme to identify and estimate various stressed market scenarios and their potential impact on the balance sheet value and on earnings.

Stress scenario analysis is performed on a quarterly basis for both Earning and Value Reporting. There are no formal limits in place based on those. ALM currently follows the market risk of the Banking book of the balance sheet: interest rate risk, currency risk and equity risk in the Banking book.

---

2) *Worst-case scenarios are based on assumptions linked to a probability distribution which takes into account 10-year historical observations.*

3) *The bank also uses CPPI and stop-loss systems.*

ALM therefore designed its stress tests only on the basis of these three underlying risks. Precise volatility has not been integrated in the scope. The following three types of scenarios have been implemented: standardised, historical and forward-looking internal models.

Standardised Stress Tests
With a view to managing its risks adequately, Fortis analyses the results of its internal measurement systems, expressed in terms of the change in economic value relative to capital, using a standardised interest rate shock.[4)] The standardised stress test reflects only a rough estimation of the risks of the balance sheet.

Historical Crisis Stress Test Scenarios
Historical scenarios are useful because they reflect market moves that actually happened, and therefore have a measure of both objectivity and credibility. The only weakness is that they reflect an economic reality that may no longer be relevant.

ALM Internal Models for Stress Tests
Fortis has designed a common set of stress scenarios based on an internal model and a common methodology to all the different entities of Fortis including Bank and Insurance. The stress scenarios are based on a quantitative backward-looking model, taking into account six interest rate scenarios, in conjunction with moves in foreign exchange rates and equity market.

ALM Risk – Risk Mitigating Strategies

Banking
Within the Banking activities, interest rate risk is mitigated using a range of different instruments, the most important of which are derivatives, primarily interest rate swaps and options. Interest rate swaps are used to change the linear risk profile mainly caused by long-term assets such as fixed-rate mortgages and long-term liabilities, e.g. subordinated liabilities. Options are used to reduce the non-linear risk, which is mainly caused by embedded options sold to clients, e.g. caps and prepayment options.

As a result of a hedge, the economic impact of changes in the hedged item's net present value (NPV), caused by changes in the appropriate benchmark interest rate curve, is reduced by offsetting changes in the NPV of the hedging derivative financial instrument.

The risk being hedged is the interest rate risk, more specifically fair value changes of fixed rate assets and liabilities due to changes in the designated benchmark interest rate. The designated interest rate is the rate prevailing in the hedging instrument, so that any changes in fair value of the hedged item due to credit risk above that inherent in the hedging instrument is excluded from the hedged risk.

Due to the strict rules governing the use of hedge accounting, not all economic hedges covering Fortis interest rate risk exposure qualify as hedges under IFRS. For example, options used for economic hedging do not qualify as hedges. This means that, although an economic hedge exists, for accounting purposes Fortis will bear the impact of the changes in the fair value of these options in profit or loss. This is the case, for example, for floating-rate mortgages where the caps are hedged using options. The fact that these options do not qualify as hedges under IFRS will lead to additional accounting volatility in profit or loss.

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4) Fortis also provides these results to the regulators in order to facilitate supervisors' monitoring of interest rate risk exposures across institutions.

The table below gives an overview of the portfolio hedge accounting applied to ALM positions.

Hedged items	*Hedging instruments*	*Hedged risk 1)*
mortgages	payer swaps	(23.4)
bonds	payer swaps	(1.6)
fixed rate liabilities	receiver swaps	2.2

1) *Impact in EUR million on fair value of 1bp parallel shift of the yield curve.*

The ALM derivatives position at 31 December 2007 is characterised by a potential impact of EUR 23 million (before taxation) by a 1 bp yield curve shift. Portfolio hedging reduces most of this profit or loss volatility. At year end 2007 the open derivatives position was EUR 0,5 million (before taxation) for a 1 bp yield shift. During 2007 the change in the fair value of the derivatives included in hedge accounting was EUR 990 million and the fair value change of the hedged item was EUR 945 million, largely reducing the volatility in the income statement.

Insurance

Within the Insurance activities, ALM risk is mitigated using a range of instruments described below.

Equity securities risk: CPPI (Constant Proportion Portfolio Insurance) and put options

Insurance's equity securities exposure is protected through a CPPI structure and a portfolio of put options on the AEX index. CPPI is an automated mechanism for buying/selling equity securities in order to guarantee a minimum value of the equity securities portfolio, referred to as the floor.

PUT OPTIONS (in EUR million)

Strike	Market value equity securities	Expiry
288	354	March 2008

Put options limit the downside risk to a market value decrease of 19%.

CPPI portfolio (in EUR million)

Floor	Market value CPPI portfolio	Market value non-CPPI portfolio
4,620	5,526	3,519

The CPPI portfolio is protected against value decreases of more than 26%.

Interest rate risk: Swaptions

The swaptions programme provides protection against the downside interest rate risk. This structure has been allocated to insurance contracts yielding a guaranteed rate equal to the strike rate of the swaptions. This structure ensures payment of the guaranteed rate while retaining the upward potential on rates.

Strike	*Average expiry (in years)*	*Notional (in EUR million)*	*Average tenor (in years)*
3.00%	7	4,300	9
3.25%	3	81	12
4.00%	10	4,142	9

Swaptions have been bought to cover low interest rate risk over the next decade for a notional amount above EUR 8.5 billion. The maturities of the underlying swaps vary around 10 years.

Interest Rate Risk: Low Interest Rate Reserve (LIRR)
As the previous risk indicators have shown (duration of equity, interest rate sensitivity of fair value), the Insurance activities are negatively impacted in a low interest rate environment. This risk arises from the guaranteed rate on the Insurance liabilities and the imperfect matching with assets.

Fortis has set up a special reserve, the Low Interest Rate Reserve (LIRR), for all Insurance contracts yielding a guaranteed rate (the so-called spill rate of least 4%). For these contracts, the reserve is recalculated using a rate of 4% instead of the technical rate. The difference between the calculation at 4% and at the technical rate constitutes the LIRR.

7.4.2.2 Trading Risk
Trading risk refers to the potential losses resulting from unfavourable market movements, which can arise from trading positions held in financial instruments. In other words, trading risk arises in the trading portfolio due to changes in the market price of positions held in capital market instruments, including commodity securities.

Fortis' trading risk activities consist of client-related trading activities as well as proprietary trading activities. They cover almost the full spectrum of instruments available on modern financial markets and occur in the dealing rooms of Brussels, Luxembourg, Amsterdam, New York, Houston, Hong Kong, Singapore, Taipei, Shanghai, London, Istanbul and Warsaw. All desks in the local dealing rooms report to Brussels.

Trading risk is limited to the Banking activities of Fortis and complies with the general risk strategy. More specifically, it is a part of the Merchant Banking activities, for which the daily outcome of transactions depends on developments in market prices, currency rates, interest rates, credit spreads, equity securities, commodities and energy prices.

Trading risk management
Risk taking is based on a three-pillar Merchant Banking risk structure: risk management organisation, risk policies and risk decision procedures. Independent risk management provides information about the Merchant Banking risk profile to the Merchant Banking management team, Merchant Banking Risk Committees and Central Risk Management (CRM). Integrated risk management systems are installed in order to analyse and measure the variety of risk systematically.

Fortis has established limits to define the risk tolerance and to keep trading risk exposure under control. Several risk parameters exist, to cover all risk characteristics of exposures such as position (modified duration, delta, vega), Value at Risk, stress test and concentration limits. All limits are reviewed once a year in connection with the average limit use, past performance, volatility of income and the new budget.

Risk information from all locations is centralised in one global risk database. All dealing rooms will be gradually integrated while front-office information technology systems are centralised.

Trading risk measurement and monitoring
Fortis applies the Value at Risk (VaR) method based on the Extreme Value Distribution (EVD) historical simulation mode with full revaluation of derivative products, usually referred to as historical VaR. The historical VaR is now the target approach for trading risk measurement worldwide

To calculate the historical VaR for the majority of products and activities, Risk Management uses a tailor-made system called MrMa (Market risk Management application). This system supports the following trading risk management functions:

- official (end-of-day) Mark to Market (MtM) revaluation
- stress testing and sensitivity analysis
- back-testing.

The historical VaR calculations in MrMa are based directly on the returns of each individual instrument of the portfolio (and not on an 'associated index + spread' solution). By using the Extreme Value Theory, data in the tail is used more efficiently.

Fortis Merchant Banking also manages an important portfolio of products directly exposed to credit spread variations. These products are asset-backed securities, debt instruments and credit derivatives and are accounted for as both trading and investment assets. Risk Management has implemented an internally developed VaR spread application on the MrMa platform, where credit spread data comes from independent external data providers.

Value at Risk including all risk factors (in EUR million)


TOTAL
45
40
35
30
25
20
15
10
5
-
dec-04
mrt-05
jun-05
sep-05
dec-05
mrt-06
jun-06
sep-06
dec-06
mrt-07
jun-07
sep-07
dec-07
TOTAL

Merchant Banking had a higher risk exposure on average in 2007 than it did in 2006. The VaR increased progressively during the first half of the year, driven mainly by more aggressive positioning on interest rates and equities. During the second half, the interest rate risk exposure was progressively downsized.

Linear Value at Risk by risk factors (in EUR million)


45
40
35
30
25
20
15
10
5
-
dec-04
mrt-05
jun-05
sep-05
dec-05
mrt-06
jun-06
sep-06
dec-06
mrt-07
jun-07
sep-07
dec-07
Interest Rate VaR
Equity VaR
Commo VaR
Forex VaR

The use of historical VaR in the management of trading risk

Historical VaR over 1 day and at a 99% probability is monitored in the daily risk reporting and used to calibrate the risk limits.

For the regulatory capital calculation according to the Basel framework, the VaR calculations are based on a holding period of 10 days. Merchant Banking addresses this by freezing the portfolio, applying the square root of time rule directly to the market data returns (for regulatory capital purposes), and calculating Event VaR for the tail risks not modelled by the VaR tool.

The economic capital of Fortis is based on a VaR relative to a 1-year holding period (obtained by applying a correction factor of square root (250) to the 1-day VaR) and an upscale of the confidence level from 99% to 99.97%. It does not include Event VaR.

The limits framework

Decisions about limits and other risks are taken based on four principles:

- exposures only result in restricted volatility of income
- new limits/products/activities add value to Merchant Banking's performance
- diversification of revenues is achieved
- limits will only be granted if the exposures under these limits can be calculated, monitored and reported by Merchant Banking Risk Management.

Market risk limits are based on:

- a policy of maximising diversification of (market) risk-related activities
- business focus (trading or client driven)
- type of trading activity (high/low volatility of prices)
- performance diversification effects
- past performance, volatility of results and budgeted income
- risk/return ratio
- risk appetite
- operational organisation
- (risk) systems/infrastructure available.

Risk management differentiates between hard and soft limits in terms of the level of importance:

- *Hard limits* are a macro risk management tool and are limits that the business may not exceed as a whole. Hard limits are approved by the Merchant Bank Risk Committee (MBRC) and ALM/MPC[5)] and monitored by both Risk Management and CRM/Market Risk[6)].
- *Soft limits* are used for micro-risk management purposes and consist of a tool that the business decides for itself at a lower organisation level to ensure compliance with hard limits.

In terms of limits, another differentiation can be made based on the objective of the measurement:

- *VaR limits* exist to cap the bank's potential losses under normal market circumstances. At Fortis Bank, VaR is defined as the expected maximum loss over a 1-day holding period within a 99th percentile, one-tailed confidence interval.
- *Position limits* are more relevant in the case of extremely low volatility and are supplementary to VaR limits.

All positions, VaR and other risk limits are reviewed once a year. The review covers the average limit use, past performance, volatility of income and the new budget. Hard limits and position limits are not the business line's own micro limits (per desk, per dealer, etc.) and are therefore monitored and reported on by Merchant Bank Risk Management on a daily basis. Merchant Bank Risk Management always reports limit overruns to the CEO and the CRO of Merchant Banking, the CEO of GMK, Internal Audit Services and the Head of Market Risk within Central Risk Management.

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5) ALM/MPC: Fortis Assets and Liabilities Management/Market Policy Committee.

6) CRM/Market Risk: Central risk Management/Market Risk.

Trading risk stress testing

Historical VaR is a statistical model used to predict possible future outcomes of normal markets under normal circumstances. To predict possible outcomes of abnormal markets under abnormal circumstances, Fortis simulates extreme scenarios. This is made possible in MrMa through sensitivity and stress testing modules that provide functionalities to generate scenarios, calculate their fair value impact and report the generated values.

These extreme scenarios can either be historical or hypothetical. The historical ones can replicate past scenarios and account for situations that were recorded further in the past, e.g. the 1994 bond crisis, and the hypothetical scenarios allow Fortis to simulate new shocks with unforeseen magnitudes.

The profit or loss figure obtained from the tests is further detailed for different levels of the Merchant Banking structure. Stress testing aims to make management aware of the risks (and income statement consequences) of extreme, abnormal movements of market variables. As a result, stress testing 'early warning signals' have been set up enabling all stakeholders to:

- have the same approach towards the entity risk appetite
- be warned simultaneously
- decide on remedial actions.

If stress testing results exceed the early warning signals, they are considered to be triggers for management action.

The scope of stress testing in Merchant Banking is identical to the coverage in MrMa and follows the course of development of MrMa. This ensures comparability of stress tests results with other figures and results calculated with MrMa.

Once a month Risk Management runs the stress-testing programme covering the entire Merchant Banking business line. The different scenarios are assessed on a regular basis and, when appropriate, are updated and extended.

Trading risk back testing

Once the VaR has been calculated, the validity of the output is tested. This is performed using the backtesting module, where Var forecasts are compared with the calculated market-to-market change using daily market data variation.

Back testing is a formal statistical framework that tests on a daily basis the efficiency of the VaR model (and thus the reliability of the resulting VaR figures) by verifying that the exceptions are recorded and used so that the model can be continuously fine-tuned.

Back testing measures - on a one-year rolling window - the number of losses exceeding the VaR prediction given a confidence interval of 99%. It means that such losses should occur once every 100 days. Back-testing analysis revealed that Fortis achieved this target in 2007.

7.5 Liquidity Risk

Liquidity risk is the risk of not meeting actual (and potential) payments or collateral posting obligations when they are due. It has two components, described below.

Funding liquidity risk is the risk that expected and unexpected cash demands of deposit, policyholders, and other contract holders cannot be met without suffering unacceptable losses or without endangering the business franchise.

Market liquidity risk concerns the inability to realise assets due to inadequate market depth, or market disruption. As such it is related to market risk to a certain extent. Market liquidity risk is the sensitivity of the liquidity value of a portfolio due to changes in the applicable haircuts and the change of market value. It also concerns the uncertainty of the timescale necessary to realise the liquidity value of the assets.

7.5.1 Liquidity risk management

Liquidity risk management is a combination of managing funding resources while maintaining a portfolio of highly marketable assets that can be liquidated as a protection against any unforeseen interruption of cashflows. Central Risk Management has formulated a policy and framework for sound liquidity risk management. Its primary goal is to ensure that Fortis maintains sufficient cash and liquid assets to meet its current and future financial obligations at all times, in both normal and exceptional circumstances, for every currency in which it has an exposure, and for all its Banking, Insurance and Holding companies, including special purpose vehicles.

Liquidity management must be in line with a strategy of value creation. Fortis therefore does not pursue a policy of maximisation (i.e. maximum liquidity) but rather a policy of optimisation. Fortis' liquidity profile should reflect its creditworthiness, but should also contribute to profitability.

The Fortis Risk & Capital Committee (RCC) defines the risk appetite and strategy for all risk factors, including liquidity risk.

The Fortis Risk Committee (FRC) is responsible for monitoring liquidity risk across Fortis. The FRC delegates monitoring and acceptance of liquidity risk within a defined liquidity limit framework as follows:

- to the ALCO/MPC: Fortis Bank's structural liquidity risk management, defined by the ALM and executed by Global Markets
- to the MPBRC and the ALCO/MPC (successively): structural liquidity risk management in non-euro currencies, which are not managed by a local ALM, defined and executed by Global Markets
- to the MPBRC and ALCO/MPC (successively): operational and contingent liquidity risk management of Fortis Bank, defined and executed by Global Markets
- to the Insurance Risk Committee: contingent, operational and structural liquidity risk management of the Fortis Insurance companies.

This risk structure is complemented by the Liquidity & Funding Competence Centre (LFCC) that acts as a cross-sector platform for a dialogue and the exchange of information on liquidity risk management issues.

Global Markets is Fortis' 'last resort lender', with ultimate access to the central banks or to professional financial markets. It has the final responsibility to fund all businesses and Fortis entities, including itself and special purpose vehicles.

7.5.2 Liquidity risk reporting

In order to monitor the use of liquidity for Banking, Insurance and General, CRM created and implemented a reporting framework. Reporting takes place in collaboration with Global Markets for short-term liquidity risks, and ALM Bank, Insurance and General for medium-term liquidity risks. This enables the analysis of the liquidity profile of the different entities' balance sheets, including important financing vehicles in the form of SPEs. Special attention is also dedicated to securitised assets and their funding.

7.5.3 Liquidity risk limits

In addition to its reporting tools, Fortis is developing a liquidity gap limit framework for its three desks in Brussels, New York and Hong Kong. The limits framework focuses on short-term liquidity risk and defines limits for overnight (O/N), tomorrow/next day (T/N) and spot/next day (S/N). Further refinement towards one week and one month is foreseen at a later stage. While the O/N position is by definition the most important, T/N and S/N limits are necessary to enable any increase in the liquidity gap to be detected at an earlier stage. The limits are applied to the unsecured funding gap only.

The organisation of the Merchant Banking treasury activity in three hubs and three time zones means that positions can be rolled on from Hong Kong to Belgium and eventually on to New York. Separate limits have been defined for Hong Kong, Benelux and New York. As such, New York is the ultimate lender and the USD is the currency of last resort.

7.5.4 Contingency funding plan

The Contingency funding plan comes into effect whenever the liquidity position of Fortis is threatened by exceptional internal or external circumstances that could lead to a liquidity crisis. The plan is designed to enable Fortis to manage its liquidity sources without jeopardising its business franchise, while limiting excessive funding costs.

During a crisis, adequate information flows are crucial to ensure prompt decision-making and to avoid undue escalation of issues. The contingency plan therefore ensures that internal communication flows remain timely, clear and uninterrupted. It also ensures that appropriate external communication flows provide assurance to market participants, employees, clients, creditors, regulators and shareholders; the Communications department is one of the units usually involved. This plan proved to be very useful during the US subprime liquidity crisis of 2007.

Each Fortis entity that has a window to the financial markets has a dual responsibility with respect to liquidity crisis management. These entities must be able to take responsibility for the crisis management of its local currency and, if appropriate and necessary, should contribute to Fortis-wide liquidity crisis management. These entities must have their own contingency funding plans and their own local liquidity crisis committees, adapted to the specific features of local regulations, local convertible or non-convertible currencies and markets, and specific business activities.

7.5.5 Exposure to funding sources

Customer deposits (retail, commercial, corporate) form a significant part of the primary funding sources of the Banking activities. Current accounts and savings deposits of retail customers, although payable on demand or at short notice, contribute significantly to the long-term stability of the funding base. This stability depends on maintaining depositor confidence in Fortis' solvency and sound liquidity management. Professional markets are accessed on a secured and unsecured basis to attract short-term funding. Reliance on unsecured borrowing is limited by means of the short-term limit system that puts a cap on unsecured position gaps. Monitoring of the issuance of short and long-term paper is centralised and access to the financial markets is coordinated by Global Markets (Global Liquidity & Funding Team).

7.5.6 Liquidity sensitivity gaps

The table below shows Fortis' assets and liabilities classified into relevant maturity groupings based on the remaining period to the contractual maturity date. Demand and saving deposits are considered by Fortis as a relatively stable core source of funding of its operations and are reported in the column No maturity. The lines Non-financial assets and Non-financial liabilities include the balancing temporary amounts between trade date and settlement date in the column Up to 1 month and the breakdown by maturity of the accrued interests.

	Up to 1 month	*1-3 months*	*3-12 months*	*1-5 years*	*Over 5 years*	*No maturity*	*Total*
At 31 December 2007							
Assets							
Fixed rate financial instruments	117,917	36,653	53,570	78,149	149,152	10,543	445,984
Variable rate financial instruments	31,452	5,245	10,856	29,189	63,747	65,653	206,142
Non-interest bearing financial instruments	12,905	2,178	1,638	1,515	20,088	59,693	98,017
Non-financial assets	47,369	10,689	11,553	9,415	12,367	29,643	121,036
Total assets	**209,643**	**54,765**	**77,617**	**118,268**	**245,354**	**165,532**	**871,179**
Liabilities							
Fixed rate financial instruments	198,272	51,787	38,462	33,118	34,644	23,092	379,375
Variable rate financial instruments	32,382	16,889	9,855	30,651	19,197	132,108	241,082
Non-interest bearing financial instruments	6,975	2,211	5,503	12,070	27,343	64,368	118,470
Non-financial liabilities	33,616	4,774	8,394	12,311	12,731	26,232	98,058
Total liabilities	**271,245**	**75,661**	**62,214**	**88,150**	**93,915**	**245,800**	**836,985**
Net liquidity gap	**(61,602)**	**(20,896)**	**15,403**	**30,118**	**151,439**	**(80,268)**	**34,194**
At 31 December 2006							
Total assets	185,994	46,461	71,606	112,548	233,301	125,319	775,229
Total liabilities	241,453	69,409	58,867	84,819	78,521	220,609	753,678
Net liquidity gap	**(55,459)**	**(22,948)**	**12,739**	**27,729**	**154,780**	**(95,290)**	**21,551**
At 31 December 2005							
Total assets	180,839	48,090	76,573	117,620	202,731	103,141	728,994
Total liabilities	255,844	65,497	58,241	67,493	69,933	192,330	709,338
Net liquidity gap	**(75,005)**	**(17,407)**	**18,332**	**50,127**	**132,798**	**(89,189)**	**19,656**

7.6 Insurance Risk

Insurance risk refers to all insurance liability risks, and excludes any components that are covered under market risk, such as interest rates, or operational risk, such as expense risk and lapse risk.

All insurance risks are modelled and measured in a consistent manner by determining a fair value of assets and liabilities and developing a model of the distribution of values around this best estimate due to Life and Non-life insurance risks.

Insurance risks are divided into two classes: Life and Non-life:[7)]

- Life risk includes, but is not limited to, the following causes of variation in liability value: longevity risk, mortality risk, morbidity risk (i.e. illness risk) and disability risk. These are sometimes referred to as biometric risks.
- Non-life risk includes, but is not limited to, the following causes of variation in value: home claims risk[8)], motor claims risk, third-party liability claims risk, accident claims risk, business interruption claims risk and travel claims risk.

The key components of all types of insurance risk can be described as follows:

- Volatility: this is the risk of random fluctuations in either the frequency or the severity of an insurance risk event. If the risks are independent and homogeneous, the volatility of the portfolio decreases with the size of the portfolio. Examples include:
  - for Life: random fluctuations of annual mortality rates around the modelled trend
  - for Non-life: random fluctuations of annual motor claims around the expected average.
- Uncertainty: this is the risk that actual outcomes differ from those predicted by the model either because circumstances have changed since the model was developed or because the model or parameters were in some way mis-specified. Examples include:
  - for Life: greater than expected improvements in life expectancy due to either medical advances, or because the models are based on a sample that differs from the characteristics of our own portfolio
  - for Non-life: higher than expected general liability claims due to changes in customer behaviour or court decisions not predicted in the model.
- Extreme events: these are high-impact, low frequency events. They are one-time shocks from the extreme, adverse tail of the probability distribution. They are an extreme form of volatility but identified separately, because of their impact (they often dominate the risk measurement, especially at high confidence levels) and because they usually require specific modelling. Examples include:
  - for Life: a major accident at a company for which we have a group Life contract causing a large number of insured deaths or a major cure for cancer resulting in a significant shift in expected longevity
  - for Non-life: weather catastrophe events from windstorms, earthquakes or floods and man-made catastrophes such as a car causing a train crash.

Where contracts are written that extend into the next accounting period, the overall insurance risk modelling is broken down into:

- *reserve risk*: relating to liabilities arising from events that have already occurred[9)] and provisioned for explicitly in the accounts
- *premium risk:* relating to liabilities arising from events that are covered under existing contracts but have not yet occurred[10)]
- *new business risk:* relating to liabilities arising from events that are covered under new or renewed contracts. Under the one-year horizon approach, only policies renewed or new during the one-year horizon are considered within the scope for economic capital calculations.

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7) Note these are risk categorisations and do not necessarily fully coincide with the range of product classifications used across Fortis. For example, a product classified as Non-life may, for reporting purposes, include both Life and Non-life risks plus a range of other risks, such as market and operational risks.

8) Often referred to as Fire.

9) This is referred to as 'written business'.

10) This is referred to as 'unwritten business'.

Re-insurance and other forms of risk mitigation such as 'catastrophe bonds' can change the shape of the value distribution and are used to reduce volatility of earnings, limit or share the downside impact on value, or as an alternative form of capital.

7.6.1 Insurance liability risk management

Fortis manages insurance risks through a combination of underwriting policy, pricing, provisioning and reinsurance.

Risk management departments at each insurance business are responsible for evaluating and managing insurance risks within the framework of policies and guidelines set at corporate level. Insurance risk is managed together with other risks including ALM. Other departments, such as those responsible for investments, are also involved in the risk management process.

7.6.2 Underwriting policies

Underwriting policies are set at local level as part of the overall management of insurance risk and involve review procedures by actuarial staff, who examines the actual loss experience. A range of indicators and statistical analysis tools are employed to refine underwriting standards in order to improve loss experience and/or ensure pricing is adjusted appropriately.

7.6.3 Pricing

Fortis sets premiums at a level that will ensure that premiums received plus the investment income earned on them exceed the total of claims, costs of handling those claims and the cost of managing the business. Policy premiums are set (pricing) using statistical analysis based on internal and external historical data. The appropriateness of pricing is tested using techniques and key performance indicators appropriate to a particular portfolio, on both a priori basis (e.g. profit testing) and a posteriori basis (e.g. embedded value, combined ratios).

The factors taken into consideration when pricing insurance vary by product, according to the cover and benefits offered. However, in general they include:

- expected claims by policyholders and related expected payouts and their timing
- the level and nature of variability associated with the expected benefits. This includes analysis of claims statistics as well as consideration of the evolution of jurisprudence, the economic climate and demographic trends
- other costs of producing the relevant product, such as distribution, marketing, policy administration, and claim administration costs
- financial conditions, reflecting the time value of money
- solvency capital requirements
- target levels of profitability
- insurance market conditions, notably competitor pricing of similar products

7.6.4 Insurance liabilities

Each Insurance business within Fortis establishes liabilities for future claims on policies and sets aside assets to support those liabilities. This involves making estimates and assumptions that can affect the reported amount of assets, liabilities, shareholders' equity and income statement within the next year. These estimates are evaluated at each reporting date using statistical analysis based on internal and external historical data.

The adequacy of Insurance liabilities is reviewed at each reporting date and required increases in liabilities are immediately recorded and recognised in the income statement. Fortis' Liability Adequacy Testing (LAT) Policy and process fulfil IFRS requirements. They are defined and implemented to provide assurance to Fortis' management that sufficient assets are held to back liabilities on a best-estimate, economic basis with a high degree of confidence. An early warning mechanism ensures that actions are taken should the level of additional prudence (assets held above and beyond the best estimate level of liabilities) fall below the 90% confidence level. In addition, the LAT Policy ensures that all regulatory constraints are applied at both group and local level.

Certified actuaries (internal and external) have confirmed the overall adequacy of Liabilities arising from insurance and investment contracts as at 31 December 2007.

The risk that the actual outcome will exceed Liabilities arising from insurance and investment contracts cannot be eliminated completely, given the potential inaccuracies inherent in the techniques, assumptions and data used in the statistical analysis. To ensure that the risk of being unable to meet policyholder and other obligations is reduced to extremely low levels, Fortis holds additional solvency capital.

The relative variability of the expected outcomes is less for larger and more diversified portfolios. Factors that would increase insurance risk include lack of risk diversification in terms of type and amount of risk, geographical location, type of industry as well as negative changes in the public domain (such as legislative changes, etc.) and extreme events such as hurricanes.

Whenever such factors materialise at Fortis, the level of risk is brought back to Fortis' risk appetite level by means of a risk transfer mechanism, such as reinsurance. These include, but are not limited to, European weather events.

7.6.5 Reinsurance

Where appropriate, Fortis' Insurance businesses also enter into reinsurance contracts to limit their exposure to underwriting losses. This reinsurance may be on a policy-by-policy basis (per risk), or on a portfolio basis (per event), i.e. where individual policyholder exposures are within local limits but an unacceptable risk of accumulation of claims exists at group level (catastrophe risks). The latter events are mostly weather related or man made. Reinsurance companies are selected based primarily on pricing and counterparty risk considerations. The management of counterparty risk is integrated into the overall management of credit risk.

To enable Fortis to benefit from aggregate buying power, diversification and best practice, reinsurance strategy is co-ordinated centrally and, where appropriate, channelled through internal reinsurance companies. This allows businesses the flexibility to set their own risk appetite based on local considerations, while ensuring that Fortis buys reinsurance in line with group level capacity and diversification.

The major uses of external reinsurance include the mitigation of the impact of natural catastrophes (e.g. hurricanes, earthquakes and floods), large single claims from policies with high limits and multiple claims triggered by a single human-made event.

The table below gives details of risk retention and limits by product line (in nominal amounts).

	2007			2006		
	Highest retention per risk [1]	*Highest retention per event*	*Protections purchased per event*	*Highest retention per risk* [1]	*Highest retention per event*	*Protections purchased per event*
Product lines						
Motor, third party	10,000,000 [2]	10,000,000	Unlimited	7,250,000 [2]	7,250,000	Unlimited
Motor Hull	Not applicable	28,215,000	17,500,000	Not applicable	7,250,000	19,250,000
Property	10,000,000	112,000,000 [3]	508,000,000	3,000,000	67,250,000 [3]	726,000,000 [3]
General Third Party Liability	10,000,000	10,000,000	50,000,000	5,075,000	5,075,000	55,000,000
Workmen's Compensation	2,500,000	2,500,000	87,500,000	2,500,000	2,500,000	87,500,000
Marine	2,000,000	2,000,000	88,000,000	1,250,000	1,250,000	58,750,000
Life/Disability	750,000	5,000,000	73,500,000	750,000	5,000,000	73,500,000
Personal Accident	500,000	500,000	9,500,000	500,000	500,000	9,500,000

1) *Reinsurance in line with underwriting guidelines and policy limits.*

2) *Unlimited protection in motor third party liability.*

3) *Western European combined catastrophe exposure is modelled by external modelling agencies. Protections are within 99% probability.*

The table below gives details by product line on the proportion of premiums ceded to reinsurers in the year ended 31 December.

	2007			2006		
	Gross written premiums	*Ceded premiums*	*Net premiums*	*Gross written premiums*	*Ceded premiums*	*Net premiums*
Product lines						
Life	9,688	(82)	9,606	9,147	(56)	9,091
Accident & Health	1,727	(195)	1,532	1,540	(192)	1,348
Property & Casualty	3,756	(334)	3,422	3,493	(298)	3,195
Eliminations	(52)	53	1	(34)	24	(10)
Total insurance	**15,119**	**(558)**	**14,561**	**14,146**	**(522)**	**13,624**

7.6.6 Insurance liability risk-exposure

7.6.6.1 Non-life insurance risk

The time required to identify and settle claims is an important consideration. Short-tail claims, such as motor damage and property damage claims, are generally reported within a few days or weeks and are settled soon afterwards. The resolution of long-tail claims, such as bodily injury or liability claims, can take years to complete. In the case of long-tail claims, information concerning the event, such as medical treatment required, may, due to its very nature, not be readily obtainable. Analysis of long-tail losses is also more difficult, requires more detailed work and is subject to greater uncertainties than analysis of short-tail losses.

Analyses take account of Fortis' experience with similar cases and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims, as well as court decisions and economic conditions.

To mitigate the claims risk, the Insurance business adopts selection and underwriting policies based on its historical claims experience and modelling. It does this by client segment and class of business completed based on knowledge or expectations of future movements in claims frequency and severity. Fortis also benefits from diversification effects by engaging in a wide range of Non-life insurance classes and geographies, and while this does not reduce the average claims it does significantly reduce the variation in the total claims book and therefore the risk. The risk of unexpectedly large claims is contained by policy limits, concentration management and risk transfer agreements specifically designed for that purpose, e.g. reinsurance.

Non-life claims reserves are made for claims that have occurred but have not yet been settled (i.e. expired risk). In general, Fortis defines claims liabilities by product category, cover and year and takes into account undiscounted prudent forecasts of payouts on reported claims and estimates of unreported claims. Allowances for claims expenses and inflation are also included.

Unexpired risks – contracts for which premiums have been received but for which the risk has not yet expired – are covered by unearned premiums within Liabilities arising from insurance and investment contracts.

The adequacy of liabilities is reviewed at least quarterly in line with group policy. Any adjustments resulting from changes in liability estimates are reflected in current results of operations.

Analysis of historical claims run-off

Accident Year

At 31 December 2007

thousand euro's

All material figures quoted are undiscounted

Gross Ultimate Claims (Cumulative)

for both P&C and A&H:

	2000 & prior	*2001*	*2002*	*2003*	*2004*	*2005*	*2006*	*2007*	*Total*
At the end of the 1st Accident year		2,239,141	2,497,642	2,578,791	2,830,181	2,724,637	2,803,874	3,352,848	
2002		2,260,960							
2003		2,209,388	2,471,690						
2004		2,194,275	2,427,014	2,476,665					
2005		2,236,490	2,395,703	2,369,212	2,646,168				
2006		2,180,604	2,379,275	2,329,529	2,515,126	2,698,682			
2007		2,157,359	2,330,640	2,271,486	2,407,713	2,516,362	2,710,922		
Gross Ultimate Claims at 31 December 2007		*2,157,359*	*2,330,640*	*2,271,486*	*2,407,713*	*2,516,362*	*2,710,922*	*3,352,848*	
Cumulative Gross Paid to date at 31 December 2007		1,995,157	2,081,224	1,979,140	2,035,117	1,960,418	1,913,600	1,552,167	
Gross Outstanding Claims liabilities (including IBNR)	*958,963*	*198,201*	*249,416*	*292,346*	*372,596*	*555,945*	*797,322*	*1,800,681*	*5,225,470*
Other claims liabilities (not included in the claims above)									706,672
Claims with regard to workers' compensation and health care									1,189,389
Total claims liabilities									**7,121,531**

The claims reserves development table shows the movements over time of the prudent ultimate claim estimates per accident year and gives insight into the adequacy of claims liabilities.

7.6.6.2 Mortality / longevity risk

Longevity risk is managed through pricing, underwriting policy, regular reviewing of the mortality tables used for pricing and establishing liabilities, limitation of the contract period and review of pricing at renewal. Where longevity is found to be rising faster than assumed in the mortality tables, additional provisions are made and where possible the tables are updated.

Given the ongoing expected increase in the life expectancy of the insured population, the risk of unexpected increases in the mortality risk in the existing business at portfolio level is not considered significant at this stage. There is, however, a risk of mortality disaster caused by epidemic disease, or a major event such as an industrial accident or terrorist attack. Mortality risk of this type is mitigated through underwriting policy and close monitoring of mortality tables, but also through several excess-of-loss and catastrophe reinsurance treaties.

7.6.6.3 Disability risk

Disability risk covers the uncertainty in claims due to disability rates and levels that are higher than expected and can, for example, arise in the portfolios of the disability and health business and workers' compensation.

Incidence of, and recovery from, disability are influenced by the economic environment, government intervention, medical advances and costs, as well as standards used for disability assessment. This risk is managed through regular review of historical claim patterns and expected future trends, and adjusting pricing, provisioning and underwriting policy accordingly. Fortis also mitigates disability risk through medical selection strategies and appropriate reinsurance cover.

The table below provides further information on sensitivities to key insurance risks. Life sensitivities have been chosen to align with those used in embedded value disclosures.

Life	*Impact on value at*	*Impact on value at*
Sensitivities (in EUR million)	*31 December 2007*	*31 December 2006* [1]
Mortality rates (5%)	32	45
Expenses (10%)	261	319
Lapse rates (10%)	127	105

Non-life	*Impact on pre-taxation profit at*	*Impact on pre-taxation profit at*
Sensitivities (in EUR million)	*31 December 2007*	*31 December 2006* [1]
Expenses (10%)	159	155
Incurred claims 5%	(164)	(136)

1) Valuation based on fair value methodology. See also ALM insurance section for information on the basic underlying principles of Fortis' fair value methodology.

7.7 Operational risk

All companies including financial institutions are subject to operational risk because of the uncertainty inherent in all business undertakings and decisions. This risk can be broken down into business risk and event risk.

Business risk is the risk of 'being in business', which affects any enterprise, financial or non-financial. It is the risk of loss due to changes in the competitive environment that damage the business's franchise or operating economics. Typically, the fluctuation originates with variations in volume, pricing or margins against a fixed cost base. Business risk is thus mostly externally driven (by regulatory, fiscal, market and or competition changes, as well as strategic, reputation risks and other related risks), but it can be mitigated by effective management practices.

Event risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal and compliance risk, but excludes strategic and reputation risk. Event risk is often internally driven (internal and external fraud involving employees, clients, products and business practices, as well as technological and infrastructure failures and other related malfunctions) and can be limited through management processes and controls.

7.7.1 Operational risk and management control

Central Risk Management has set up a framework for sound operational risk management and management control, covering all dimensions of operational risk. The operational risk and management control (ORMC) framework encompasses policies for the governance of operational risks, for the identification, assessment, measurement and reporting of those risks and for their mitigation. The embedding and use of the framework are assessed periodically.

The framework (described below) is fully implemented across all Banking businesses in compliance with Basel II requirements and will be implemented overtime in an appropriate manner for the Insurance companies.

POLICY ON OPERATIONAL (EVENT) RISK



Operational risk identification: assessment, measurement/modeling, analysis, reporting and monitoring
ORPHEUS (operational Risk Framework Embedment and Use Scan)
Loss Data
• Loss data collection
• Benchmarking with external loss data
Model
• Quantitative Risk profile
• Economic capital
• Regulatory capital
Risk Self-Assessment
• Bottom-up Risk Self Assessment
• Scenario analysis
Key Risk Indicators
• Follow-up of evolving risk profiles
Organisational modelling: Products / Processes
BANKING BUSINESS
MANAGEMENT OF OPERATIONAL (EVENT) RISK BY BUSINESSES
Control and mitigation (avoidance, reduction/transfer, control improvement) of a wide range of risks including operational event risks
Business Continuity Management
Information Security
Risk Transfer (Insurance, Captives)
Management Control Statements
ALL BUSINESS

This framework helps the organisation to increase operational risk awareness, monitor operational risk effectively and measure the operational risk profile and associated own fund requirements. To enable such a high-level approach, an all-encompassing Risk Management Organisation and an appropriate Risk Management/Mitigation Policy have been consistently implemented for the entire bank, at legal entity, business and country level. Global, local and country operational risk managers have been assigned to all bank-related businesses (including support functions) and main countries.

Each business and legal entity thus complies with the methodology and associated tooling, or has integrated its business approach into that framework. Key elements of responsibility allocation include the following:

- at business level: the business has prime responsibility for managing and mitigating operational event risks in its international operations. Adequate risk management requires the embedding of risk management procedures in the lower echelons of the organisation (on-site).
- at country/legal entity level: the country/legal entity is responsible for local coordination and support of risk management mitigation initiatives, coordination across businesses of the management and mitigation of event risk exposure, communication with regulators and supervisors and reporting to its Country Risk Committee or Country Management Team.
- at group level: Central Risk Management ensures that operational event risks are assessed, measured and managed across the Banking businesses, and coordinates reporting to the appropriate risk committees (notably the Operational Risk Policy Committee) and the management committees of the businesses and the bank.

7.7.2 Operational risk assessment, measurement, reporting and monitoring

For the effective and efficient identification and management of operational risks, the following tools and techniques are used:

- *Loss Data Collection:* since 2001, the businesses have continuously collated loss data, including causal information, in a central loss database. Central operational risk management monitors the quality, completeness and timeliness of the collated information in a quarterly report and analysis.

- *Risk Assessments* are conducted periodically at the businesses and support functions to ensure a forward-looking view on the operational risk profile. This consists of a bottom-up risk self-assessment aiming at identifying, assessing and measuring the operational risks in the organisational and process context. Top-down scenario analysis supplements the risk profile with the more systemic and 'low frequency/high impact risks' the organisation is exposed to. Central operational risk management ensures the objectivity and comprehensiveness of the risk assessments by means of an in-depth quality review and results benchmarking with internal and external loss data profiles.

- *Key Risk Indicators* are tracked in order to identify any apparent changes in the organisation's operational risk profile due to organisational changes or changes in the business environment. They trigger re-assessments of the operational risk profile and ensure the organisation's responsiveness to a changing environment as well as a level of own funds that is in line with a changing operational risk profile.

- *Own fund requirements* are calculated at central level using a model that complies with the criteria set by the advanced measurement approaches (AMA). Risk Assessment results are used as the primary input to ensure the level of own funds is in line with the organisational and business environment. Centrally calculated own fund requirements are allocated to the legal entities of the group and to the businesses using a risk-sensitive allocation mechanism based on stand-alone operational risk profiles.

Operational event risk-related information is reported, according to defined reporting lines, to various risk management units, e.g. risk management departments and committees at business and country level, to Central Risk Management and to the Operational Risk Policy Committee. Managers use that information to control their operational risk profile.

7.7.3 Operational control and mitigation

Fortis has a variety of tools to control and mitigate operational risk. Risk assessments, loss data analysis and key risk indicator movements enable the formalisation of actions to further control operational risks. These actions often relate to organisational and process context. Centrally coordinated operational risk mitigation techniques are business continuity management, information security measures, insurance and management control statements.

7.7.3.1 Business continuity management

Business continuity management (BCM) is a management process that identifies potential threats to an organisation and the impacts on business operations that those threats, if realised, might have, and that provides a framework for building organisational resilience with the ability to make an effective response that safeguards the interests of its stakeholders, reputation, brand and value creating activities.

As a financial services organisation, Fortis acknowledges the importance of BCM. It describes its approach in the Fortis BCM policy document. This is based on international regulations and best practice guidelines as issued by:

- The Basel Committee on Banking supervision: High Level Principles for Business Continuity
- The Business Continuity Institute: Good Practice Guidelines (BCI GPG)
- The British Standards Institute[11].

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11) The Publicly Available Standard 56: Guide to Business Continuity (PAS 56) and the Standard BS25999-1: Code of Practice for Business Continuity Management.

The scope of BCM at Fortis is:

- Internal: Fortis in all its dimensions (i.e. all Fortis businesses and support functions, all countries, all Fortis legal entities and subsidiaries)
- External: any third parties that process Fortis information or provide other vital services or products that support mission-critical Fortis services (external outsourcing).

The Fortis BCM approach entails the following steps:



BCM embedded in the Organisation culture
Understand the organisation/ business
Determine the BCM options priorities & strategies
Develop & implement a BCM Response
Exercise/test & Self-assess
BCM Programme Management

The Fortis BCM approach must be embedded in the organisational culture and be implemented and maintained by BCM programme management, appropriate to the nature, size and complexity of the respective Fortis Businesses to which it applies.

Information about the organisation's critical services and the activities and resources that are required to deliver these services are subjected to business impact analysis and risk analysis in order to understand what is happening within the organisation.

Once BCM options and strategy are determined, a range of strategic and tactical options can be evaluated. This allows an appropriate response to be chosen for each critical service, so that Fortis can continue to deliver these services at an acceptable level of operation during and following any disruption. The choices will take cognisance of the resilience and countermeasures already present at Fortis.

These actions result in the creation of a BCM response including plans that detail the steps to be taken to resume activities before, during and after an incident.


Business Continuity Plan
Crisis Management Plan
Business Recovery Plan(s)
Disaster Recovery Plan(s)
(What Plans, process and organisational recovery structure is Fortis putting in place to manage a Crisis and/or recover from a Disaster within the set objectives)
Recovery Solutions
(What is Fortis putting in place as technical recovery resourses to ensure continuity of Internal Activities & Internally outsourced Activities)
Recovery Solutions
(What contractual BCM arrangements have been put in place with 3rd Parties to ensure continuity of Externally Outsourced Activities)

Lastly, Fortis needs to be able to demonstrate that its strategies and plans are effective, credible and suitable for their purpose by exercising, testing and self-assessing the BCM response.

7.7.3.2 Information security

To Fortis, as a financial services firm, information is critically important. Financial services are knowledge and information-intensive as reliable information is essential to Fortis' success. Information must thus be protected continuously and appropriately against a wide range of threats. Fortis does this by establishing a structured information security approach to assure the confidentiality, integrity and availability of information.

The Fortis Information Security Policy defines the organisational framework, management and staff responsibilities and the information security directives that apply throughout the Fortis group and to third parties with whom Fortis exchanges information. Furthermore, Fortis extracts specific information security controls from existing international best practices like ISO/IEC 27001 and ISO/IEC 17799 – 2005.

Businesses and support functions pursue the Fortis Information Security Policy on a 'comply or explain' basis. Responsibility for the design and implementation of information security is delegated to the Operational Risk Policy Committee (OPC). The strategy for implementing policy utilises existing best practices at Fortis as much as possible.

The OPC has specifically appointed an Information Security and Business Continuity Steering Committee, comprising senior managers from the businesses and support functions, to steer policy implementation at strategic level. Fortis achieves this by setting up several key group-wide projects to drive information security (e.g. identify management, business continuity and security awareness).

7.7.3.3 Risk transfer through insurance

Fortis recognises insurance as a valid tool to transfer the effects of operational risk to the external market. CRM coordinates this insurance centrally, and more precisely handles the transfer of specific event risks such as financial losses due to fraud, computer crime, professional liability and personal liability.

In line with industry practices, Fortis purchases following insurance policies from third-party insurers:

- Combined Bankers Blanket Bond, Computer Crime and Professional Liability Insurance
- Directors and Officers Insurance.

In addition to this external insurance cover, Fortis uses internal reinsurance captives to finance operational risks. In this way the deductibles of the external Combined Bankers Blanket Bond, Computer Crime and Professional Liability Insurance are reinsured as risk retention by an internal captive.

7.7.3.4 Management control statements (MCS)

While operational risk management focuses mainly on operational event risks, management control is mostly concerned with business risk (including strategic and reputation issues). However, operational risk management and management control are interrelated:

- methods of risk assessment, control assessment and remediation of weaknesses are similar
- results of the operational (event) risk self-assessments serve as input for the risk assessment performed by senior management, as part of the annual management control statement procedure that is coordinated by CRM.

Management teams sign their management control statements and formulate action plans (if necessary) to improve steering/control. CRM coordinates reporting on the follow-up to those action plans. The MCS is an attestation, every year-end, of the functioning of the risk management and internal control system during the year. The MCS process covers the whole of Fortis (including Insurance and non-AMA legal entities).

8 Supervision and solvency

As a financial institution, Fortis is subject to regulatory supervision. Fortis is supervised at Fortis consolidated level and at the level of the individual operating companies.

8.1 Fortis consolidated

At the Fortis consolidated level, Fortis is supervised jointly by the Belgian Banking, Finance and Insurance Commission (BFIC) and the Dutch Central Bank (DNB). Their prudential supervision includes verification on a semi-annual basis that Fortis meets the solvency requirements of each different financial sector represented within Fortis. The elements of own funds and the solvency requirements for the Banking and Insurance activities are calculated in accordance with the corresponding sector rules. Fortis has been identified as a financial conglomerate and is subject to the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate as provided for in the EU Directive 2002/87/EC.

The supplementary capital adequacy requirements demand that the own funds of the financial conglomerate calculated on the basis of the consolidated position of the group exceed the sum of the solvency requirements for each different financial sector represented in the group. Fortis met all requirements in 2007 as well as in 2006 and 2005.

8.2 Banking

Fortis' Banking subsidiaries are subject to the regulations of the various supervisory authorities in the countries where the subsidiaries operate. These guidelines require the Banking subsidiaries to maintain a minimum level of qualifying capital relative to the on- and off-balance sheet credit commitments and the bank's trading positions. The positions and credit commitments are weighted according to the level of risk involved (risk-weighted commitments). The requirement for total qualifying capital must be maintained at a minimum of 8% of risk-weighted commitments.

	2007	*2006*	*2005*
Bank			
Total risk bearing capital	27,231	26,664	22,210
Risk-weighted commitments	270,207	240,104	212,095
Tier 1 ratio	9.5%	7.1%	7.4%
Total capital ratio	10.1%	11.1%	10.5%

8.3 Insurance

Fortis' insurance subsidiaries are required to maintain a minimum level of qualifying capital relative to the premiums received for Non-life insurance contracts and relative to the Life insurance liabilities arising from insurance and investment contracts. The consolidated regulatory solvency requirements of Fortis' insurance subsidiaries are EUR 4,108 million at 31 December 2007 (2006: EUR 3,689 million; 2005: EUR 3,395 million) and are largely covered by the available qualifying total capital.

8.4 Fortis core equity target and total capital

Fortis has introduced a new target-based model to manage and communicate on its solvency position as from 2007 onwards.

Fortis' core equity and total capital is composed as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Share capital and reserves	32,235	3,399	(7,183)	28,451
Net profit attributable to shareholders	1,768	2,534	(308)	3,994
Unrealised gains and losses	(699)	1,225	76	602
Shareholders' equity	33,304	7,158	(7,415)	33,047
Non-innovative hybrid capital instruments	2,756		2,927	5,683
Minority interests	429	676	42	1,147
Revaluation of real estate to fair value		1,556		1,556
Revaluation of debt securities, net of tax and shadow accounting	1,070	235	(17)	1,288
Revaluation of equity securities, net of tax and shadow accounting	(385)	(137)	(6)	(528)
Goodwill	(1,025)	(490)		(1,515)
Expected dividend			(1,313)	(1,313)
Other	(12,897)	(405)		(13,302)
Core equity	23,252	8,593	(5,782)	26,063
Innovative capital instruments	2,440	599	494	3,533
Extended core equity	25,692	9,192	(5,288)	29,596
Subordinated loans	15,582	757	(3,600)	12,739
Other prudential filters and deductions on total capital	(14,043)	(293)		(14,336)
Total capital	**27,231**	**9,656**	**(8,888)**	**27,999**

	Banking	Insurance	General (incl. eliminations)	Total
2006				
Share capital and reserves	12,593	4,021	(4,350)	12,264
Net profit attributable to shareholders	3,149	1,420	(218)	4,351
Unrealised gains and losses	924	2,922	183	4,029
Shareholders' equity	16,666	8,363	(4,385)	20,644
Non-innovative hybrid capital instruments			1,108	1,108
Minority interests	198	678	31	907
Revaluation of real estate to fair value		1,465		1,465
Revaluation of debt securities, net of tax and shadow accounting	(176)	(477)	(19)	(672)
Revaluation of equity securities, net of tax and shadow accounting	(721)	(234)	(12)	(967)
Goodwill	(749)	(268)		(1,017)
Expected dividend	(225)	(520)	(321)	(1,066)
Other	(490)	(392)	12	(870)
Core equity	14,503	8,615	(3,586)	19,532
Innovative capital instruments	2,438	600	493	3,531
Extended core equity	16,941	9,215	(3,093)	23,063
Subordinated loans	11,642	819	(1,726)	10,735
Other prudential filters and deductions on total capital	(1,919)	(99)		(2,018)
Total capital	**26,664**	**9,935**	**(4,819)**	**31,780**

Participating interests - that are not fully consolidated - are deducted for 50% from Core equity and 50% from Total capital. The amounts deducted include the investment by Fortis in parts of ABN AMRO through RFS Holdings, as this participation is currently accounted for using the equity method.

Core equity target

The three components of the Fortis' core equity target are:

- a capital target for Fortis Bank equal to a 7% Tier 1 capital to risk-weighted commitments, including 1% hybrid capital. This implies a target of 6% core equity to risk-weighted commitments.
- a capital target for Fortis Insurance equal at 225% of the regulatory minimum, which includes 50% of hybrid capital. This implies a core equity target of 175% of the regulatory minimum.
- a Group leverage target (at General) set at 15% of the total of the core equity of Banking plus the core equity of Insurance, implying that 15% of Banking and Insurance combined target core equity could be financed by group debt.

The key capital indicators of Fortis can be shown as follows:

	31 December 2007	31 December 2006
Fortis		
Core equity	26,063	19,532
Core equity target	19,892	17,733
Amount of core equity above target	**6,171**	**1,799**
Total capital	27,999	31,780
Minimum solvency requirements	25,725	22,898
Amount of total capital above minimum solvency requirements	**2,274**	**8,882**

9 Post-employment benefits and other long-term employee benefits

Post-employment benefits are employee benefits, such as pensions and post-employment medical care, which are payable after the completion of employment. Other long-term employee benefits are employee benefits which do not fall due fully within twelve months of the period in which the employees rendered the related service, including jubilee premiums and long-term disability benefits.

9.1 Post-employment benefits

9.1.1 Defined benefit pension plans and other post-employment benefits

Fortis operates defined benefit pension plans covering the majority of its employees. Many of these plans are closed to new employees. Some plans are funded partly by means of employee contributions.

Under these plans, benefits are calculated based on years of service and level of salary. Pension obligations are determined on the basis of mortality, employee turnover, wage drift and economic assumptions such as inflation and discount rate. Discount rates by country or region are set on the basis of the yield (at closing date) of debt securities of similar duration, issued by blue-chip companies or by the government in the absence of a representative corporate market.

In addition to pensions, post-employment benefits also include other expenses such as reimbursement of part of the health insurance premiums and favourable conditions on financial products, such as mortgage loans, which continue to be granted to employees after retirement.

The following table provides details of the amounts shown in the balance sheet as at 31 December regarding pension plans and other post-employment benefits.

			Defined benefit pension plans			*Other post-employment benefits*
	2007	*2006*	*2005*	*2007*	*2006*	*2005*
Present value of funded obligations	4,590	4,785	5,266			
Present value of unfunded obligations	2,125	2,237	2,223	124	121	441
Defined benefit obligation	**6,715**	**7,022**	**7,489**	**124**	**121**	**441**
Fair value of plan assets	(4,438)	(4,425)	(4,384)			
	2,277	**2,597**	**3,105**	**124**	**121**	**441**
Unrecognised actuarial gains (losses)	409	130	(464)	33	32	(64)
Unrecognised past service cost	15	15	(11)			
Unrecognised assets due to Asset ceiling	213	167	142			
Other amounts recognised in the balance sheet	(2)	2		2		
Net Defined benefit liabilities (assets)	**2,912**	**2,911**	**2,772**	**159**	**153**	**377**
Amounts in the balance sheet:						
Defined benefit liabilities	2,946	2,940	2,778	159	153	377
Defined benefit assets	(34)	(29)	(6)			
Net Defined benefit liabilities (assets)	**2,912**	**2,911**	**2,772**	**159**	**153**	**377**

Defined benefit liabilities are classified under Accrued interest and other liabilities (see note 34) and Defined benefit assets are classified under Accrued interest and other assets (see note 24).

The following table reflects the changes in the net Definet benefit liabilities (assets) as recognised in the balance sheet.

	Defined benefit pension plans		*Other post-employment benefits*	
	2007	*2006*	*2007*	*2006*
Net Defined benefit liabilities (assets) as at 1 January	**2,911**	**2,772**	**153**	**377**
Total defined benefit expense	306	365	13	(46)
Contributions received / (benefits paid)	(334)	(422)	(8)	(6)
Transfer	34	189		(168)
Foreign exchange differences	(1)	1		
Other	(4)	6	1	(4)
Net Defined benefit liabilities (assets) as at 31 December	**2,912**	**2,911**	**159**	**153**

The table below shows the changes in the defined benefit obligation.

	Defined benefit pension plans		*Other post-employment benefits*	
	2007	*2006*	*2007*	*2006*
Defined benefit obligation as at 1 January	**7,022**	**7,489**	**121**	**441**
Current service cost	203	232	9	8
Interest cost	332	306	5	8
Actuarial losses (gains) on defined benefit obligation	(481)	(769)	(6)	(96)
Participants' contributions	17	14		
Benefits paid	(385)	(417)	(8)	(6)
Past service cost - non-vested benefits		(9)	3	
Past service cost - vested benefits		2		
Curtailments				(57)
Settlements	(2)	(88)		(3)
Acquisitions and disposals of subsidiaries				
Transfer	9	250	1	(188)
Foreign exchange differences		(27)		
Other		39	(1)	14
Defined benefit obligation as at 31 December	**6,715**	**7,022**	**124**	**121**

The following table shows the changes in the fair value of plan assets.

	Defined benefit pension plans		Other post-employment benefits	
	2007	2006	2007	2006
Fair value of plan assets as at 1 January	**4,425**	**4,384**		
Expected return on plan assets	249	195		
Actuarial gains (losses) on plan assets	(186)	(19)		
Employer's contributions	334	422	8	6
Participants' contributions	17	14		
Benefits paid	(385)	(417)	(8)	(6)
Settlements	(2)	(68)		
Acquisitions and disposals of subsidiaries				
Transfer	(29)	60		
Foreign exchange differences	15	(49)		
Other		(97)		
Fair value of plan assets as at 31 December	**4,438**	**4,425**		

Actuarial gains (losses) on plan assets are mainly the difference between the actual and expected return.

The following table shows the actual return on plan assets for defined benefit pension plans.

	Defined benefit pension plans		
	2007	2006	2005
Actual return on plan assets	58	172	290

The following table shows the changes in the total of unrecognised actuarial gain (losses) on liabilities and assets.

	Defined benefit pension plans		Other post-employment benefits	
	2007	2006	2007	2006
Unrecognised actuarial gains (losses) as at 1 January	**130**	**(464)**	**32**	**(64)**
Actuarial gains (losses) on defined benefit obligation	481	769	6	96
Actuarial gains (losses) on plan assets	(186)	(19)		
Recognised actuarial losses (gains) resulting from asset ceiling	(5)	(40)		
Curtailments				
Settlements		2		
Amortisation of unrecognised actuarial losses (gains) on defined benefit obligation	(4)	7	(4)	(1)
Amortisation of unrecognised actuarial losses (gains) on plan assets				
Acquisitions and disposals of subsidiaries				
Transfer	(5)		(1)	
Foreign exchange differences	(1)			1
Other	(1)	(125)		
Unrecognised actuarial gains (losses) as at 31 December	**409**	**130**	**33**	**32**

The table below shows the changes in the total of unrecognised assets due to asset ceiling.

	Defined benefit pension plans	
	2007	*2006*
Unrecognised assets due to asset ceiling as at 1 January	**167**	**142**
Recognised actuarial gains (losses) resulting from asset ceiling	5	40
Impact of asset ceiling in income statement	25	6
Curtailments		
Settlements		
Acquisitions and disposals of subsidiaries		
Transfer		
Foreign exchange differences	15	(21)
Other	1	
Unrecognised assets due to asset ceiling as at 31 December	**213**	**167**

The following table shows the changes in unrecognised past service cost.

	Defined benefit pension plans	
	2007	*2006*
Unrecognised past service cost as at 1 January	**15**	**(11)**
Past service cost - non-vested benefits		9
Amortisation of unrecognised past service cost	(1)	24
Curtailments		
Settlements		
Acquisitions and disposals of subsidiaries		
Transfer	1	
Foreign exchange differences		
Other		(7)
Unrecognised past service cost as at 31 December	**15**	**15**

Experience adjustments are actuarial gains and losses that arise because of differences between the actuarial assumptions made at the beginning of the year and actual experience during the year.

The following table shows experience adjustments to Plan assets and Defined benefit obligations.

	Defined benefit pension plans			*Other post-employment benefits*		
	2007	*2006*	*2005*	*2007*	*2006*	*2005*
Experience adjustments on Plan assets, gain (loss)	(187)	(33)	28			
As % of plan assets as at 31 December	(4.2%)	(0.8%)	0.8%			
Experience adjustments on Defined benefit obligation, loss (gain)	131	92	24	(3)	87	4
As % of Defined benefit obligation as at 31 December	2.0%	1.2%	0.3%	-2.4%	20.9%	1.0%

The following table shows the components of expenses related to the defined benefit pension plans and other post-employment benefits for the year ended 31 December.

	Defined benefit pension plans			*Other post-employment benefits*		
	2007	*2006*	*2005*	*2007*	*2006*	*2005*
Current service cost	203	232	259	9	8	16
Interest cost	332	306	279	5	8	11
Expected return on plan assets	(249)	(195)	(199)			
Past service cost - vested benefits		2	1			
Amortisation of unrecognised past service cost	(1)	24		3		
Amortisation of unrecognised actuarial losses (gains) on defined benefit obligation	(4)	7	3	(4)	(1)	
Amortisation of unrecognised actuarial losses (gains) on plan assets						
Impact of asset ceiling in income statement	25	6	17			
Curtailments					(57)	
Settlements		(17)			(4)	
Total Defined benefit expense	**306**	**365**	**360**	**13**	**(46)**	**27**

The current service cost, past service cost, amortisation of unrecognised actuarial losses (gains) on the defined benefit obligation and losses (gains) on curtailments and settlements impacting liabilities are included in Staff expenses (see note 49). All other defined benefit expense items are included in Interest expenses (see note 44). Total defined benefit expense contains all interest costs related to the defined benefit pension plans.

As Fortis is a financial institution specialised in the management of employee benefits, some of its employee pension plans are insured by Fortis insurance companies. Under IFRS, the assets backing these pension plans are non-qualifying and consequently may not be considered as plan assets. From an economic point of view, the net defined liability is offset by the non-qualifying plan assets which are held within Fortis.

The table below shows the fair value of non-qualifying plan assets for the year ended 31 December.

	2007	*2006*	*2005*
Fair value of non-qualifying assets	2,329	2,284	2,282

The defined benefit expense excludes any expected return on the non-qualifying assets resulting in an increase of the total defined benefit expense.

The table below shows the expected and actual return on non-qualifying assets which, in accordance with IFRS, can not be deducted from the total defined benefit expense.

	2007	*2006*	*2005*
Expected return of non-qualifying assets	110	84	86
Actual return of non-qualifying assets	45	94	214

The following table shows the principal actuarial assumptions used for the euro-zone countries.

	Defined benefit pension plans						*Other post-employment benefits*					
	2007		*2006*		*2005*		*2007*		*2006*		*2005*	
	Low	*High*	*Low*	*High*	*Low*	*High*	*Low*	*High*	*Low*	*High*	*Low*	*High*
Discount rate	4.7%	5.4%	3.8%	4.7%	3.6%	4.2%	4.2%	5.1%	3.7%	4.7%	3.3%	4.2%
Expected return on plan assets as at 31 December	4.9%	6.3%	3.8%	6.0%	3.4%	5.0%						
Future salary increases (price inflation included)	2.1%	4.0%	2.4%	4.0%	2.3%	4.0%	2.1%	3.9%	2.4%	4.0%	2.3%	3.8%
Future pension increases (price inflation included)	1.9%	2.3%	1.8%	2.1%	1.8%	4.8%	1.9%	1.9%	1.8%	2.1%	1.8%	4.8%
Medical cost trend rates							3.8%	3.8%	3.8%	4.3%	3.8%	4.3%

The following table shows the principal actuarial assumptions used for other countries.

	Defined benefit pension plans					
	2007		*2006*		*2005*	
	Low	*High*	*Low*	*High*	*Low*	*High*
Discount rate	4.7%	11.0%	4.8%	13.0%	4.2%	11.0%
Expected return on plan assets as at 31 December	5.3%	11.7%	5.3%	11.9%	3.9%	7.3%
Future salary increases (price inflation included)	3.0%	8.5%	1.9%	9.5%	2.0%	5.0%
Future pension increases (price inflation included)	1.3%	5.5%	1.9%	6.5%	2.0%	5.0%

The euro-zone represents 95% of Fortis' total defined benefit obligations. Other countries include primarily obligations in Turkey and the United Kingdom. Other post-employment benefits within countries outside the euro-zone are not regarded as material.

Fortis uses the IRS-curve as reference for the expected return on bonds and adds a risk premium to that return for equity securities and real estate.

A one-percent change in assumed medical cost trend rates would have the following effect on the defined benefit obligation and defined benefit expense for medical costs:

	One-percent increase	*One-percent decrease*
Effect on the Defined benefit obligation - medical costs	14.5%	(11.4%)
Effect on the total Defined benefit expense - medical costs	8.7%	(7.1%)

The plan assets comprise predominantly fixed-income securities and investment contracts with insurance companies. Fortis' internal investment policy stipulates that investment in derivatives and emerging markets for the purpose of funding pension plans is to be avoided (with the exception of the Turkish plans). Fortis intends to gradually adjust its asset allocation policy in the future to ensure a closer match between the duration of the assets and that of the pension liabilities. The asset mix of the plan assets is as follows:

	2007	*2006*	*2005*
Equity securities	18%	17%	17%
Debt securities	66%	70%	69%
Insurance contracts	8%	8%	9%
Real estate	3%	3%	3%
Convertibles	1%	1%	1%
Other	2%	1%	1%
Cash	2%	0%	0%

The category Other consists mainly of mortgage loans and high-yield bonds. Investments in hedge funds are limited. Derivatives are used only to limit the plan exposures to interest rate risk. Pension plan assets are invested in global equity and debt markets.

To administer pension plan assets, Fortis applies general guidelines about tactical asset allocation based on criteria such as geographical distribution and rating. Asset Liability Management studies are carried out periodically in order to keep the investment strategy in balance with the structure of the pension benefit obligation. According to these guidelines and the results of the studies, the asset allocation is decided for each scheme at company level.

In 2007 pension plan assets comprise EUR 1 million (2006: EUR 1 million; 2005: EUR 1 million) of investments in Fortis shares.

The employer's contributions expected to be paid to post-employment benefit plans for the year ended 31 December 2008 are as follows:

	Defined benefit pension plans	*Other post-employment benefits*
Expected contribution for next year	397	7

9.1.2 Defined-contribution plans

Fortis operates a number of defined contribution plans worldwide. The employer's commitment towards a defined contribution plan is limited to the payment of contributions calculated in accordance with the plan regulations. Employer contributions for defined-contribution plans amounted to EUR 82 million in 2007 (2006: EUR 108 million; 2005: EUR 71 million) and are included in Staff expenses (see note 49).

9.2 Other long-term employee benefits

Other long-term employee benefits include jubilee premiums and long-term disability benefits. The table below shows liabilities related to other long-term employee benefits included in the balance sheet under Accrued interest and other liabilities (see note 34).

	2007	*2006*	*2005*
Present value of the obligation	131	116	57
Fair value of plan assets			
Net liability	**131**	**116**	**57**

The following table shows the changes in Liabilities for other long-term employee benefits during the year.

	2007	*2006*
Net liability as at 1 January	**116**	**57**
Total expense	14	29
Contributions received/(benefits paid)	(6)	(5)
Foreign exchange differences		
Acquisitions and divestments of subsidiaries		
Transfer		32
Other	7	3
Net liability as at 31 December	**131**	**116**

The table below provides the range of actuarial assumptions applied in calculating the Liabilities for other long-term employee benefits.

		2007		*2006*		*2005*
	Low	*High*	*Low*	*High*	*Low*	*High*
Discount rate	4.7%	6.5%	3.4%	4.4%	2.9%	4.2%
Salary increase	3.3%	5.0%	2.0%	3.8%	1.8%	3.8%

Expenses related to other long-term employee benefits are shown below. Interest cost is included in Interest expenses (see note 44), all other expenses are included in Staff expenses (see note 49).

	2007	*2006*	*2005*
Current service cost	12	22	14
Interest cost	4	3	3
Expected return on plan assets			
Net actuarial losses (gains) recognised immediately	(6)	4	(2)
Past service costs recognised immediately	4		
Total expense	**14**	**29**	**15**

10 Employee share option and share purchase plans

Fortis' remuneration package for its employees and members of the Executive Committee includes share-related instruments. These benefits take the form of:

- employee-share options
- shares offered at a discount
- restricted shares.

On 25 September 2007, Fortis launched a capital increase in the form of a Rights Issue in order to partly finance its contribution to the bid for ABN AMRO. A substantial number of new Fortis shares were consequently issued at a discount. This brought down the value of portfolios of Fortis stock option holders and participants in restricted share plans.

On 20 September 2007, the Board of Directors of Fortis decided to adjust the conditions of all stock-option plans and all restricted-share plans in order to neutralise the direct impact of the capital increase on the portfolios. These adjustments are made according to the Euronext.liffe formula. The adjustment ratio is 0.83715.

To neutralise the direct impact of the capital increase on portfolios, the exercise price, the number of options and the number of committed restricted shares is amended in accordance with the adjustment ratio, as follows:

- the exercise price of the options will be reduced (current exercise price multiplied by the adjustment ratio)
- the number of options will be increased (current number of options divided by the adjustment ratio)
- the number of committed restricted shares will be increased (current number of committed restricted shares divided by the adjustment ratio).

10.1 Employee-share options

Fortis decides each year whether or not to offer options to its employees. In recent years Fortis has offered options on Fortis shares to senior managers in order to strengthen their commitment to Fortis and to align their interests. The features of the option plans may vary from country to country depending on local-tax regulations. There is a difference between conditional and unconditional options. Unconditional options are granted to employees who work in countries where options are subject to taxation directly upon being granted. Conditional options are granted to employees in countries where the options are taxed upon exercise. Conditional options become vested if the employee is still employed after a period of five years. In general, options may not be exercised until five years after they are granted, regardless of whether they are conditional or unconditional.

The following option plans, including options granted to members of the Executive Committee, were outstanding as at 31 December 2007. The exercise prices in the tables below are expressed in EUR.

				2007
	Outstanding options (in '000)	*Weighted average exercise price*	*Highest exercise price*	*Lowest exercise price*
Lapsing year				
2008	1,549	27.27	29.05	21.08
2009	11,441	24.28	26.98	12.44
2010	6,182	28.32	29.05	15.31
2011	798	19.08	21.08	18.65
2012	1,125	22.17	26.58	21.08
2013	3,692	14.30	28.62	12.17
2014	3,295	15.09	15.31	14.78
2015	3,351	18.55	18.65	18.41
2016	4,403	24.60	24.68	24.49
2017	4,983	28.03	28.62	27.23
Total	**40,819**	**23.22**		

				2006
	Outstanding options (in '000)	*Weighted average exercise price*	*Highest exercise price*	*Lowest exercise price*
Lapsing year				
2007	2,369	28.45	31.45	15.57
2008	1,635	27.28	29.05	21.08
2009	13,455	24.38	32.15	12.44
2010	5,920	28.62	29.05	15.31
2011	813	19.12	21.08	18.65
2012	1,712	22.74	26.58	21.08
2013	3,320	12.33	12.17	12.44
2014	3,336	15.09	15.31	14.78
2015	3,369	18.55	18.65	18.41
2016	4,404	24.60	24.68	24.49
Total	**40,333**	**22.97**		

The changes in outstanding options were as follows:

	2007		2006		2005	
	Number of options (in '000)	*Weighted average exercise price*	*Number of options (in '000)*	*Weighted average exercise price*	*Number of options (in '000)*	*Weighted average exercise price*
Balance at 1 January	**40,333**	**22.97**	**38,729**	**27.34**	**38,247**	**23.98**
Options granted to Executive Committee members	311	28.62	280	24.68	325	18.65
Options granted to other employees	4,983	28.62	4,575	24.60	3,699	18.55
Exercised options	(2,507)		(2,656)		(43)	
Lapsed	(2,301)		(595)		(3,499)	
Balance at 31 December	**40,819**	**23.22**	**40,333**	**22.97**	**38,729**	**22.89**
On existing Fortis shares	3,309		3,303		2,966	
On new Fortis shares	37,510		37,030		35,763	
Of which are conditional	13,918		13,354		5,857	
Of which are unconditional	26,901		26,979		32,872	
Exercisable in the money	309	12.44	15,155	24.36	346	14.79
Exercisable out of the money	19,497	25.91	8,868	29.21	23,267	26.70

In 2007, Fortis recorded EUR 19 million as Staff expenses with respect to the option plans (2006: EUR 16 million; 2005: EUR 7 million). As long as the options are not exercised, they do not have any impact on Shareholders' equity, as the expenses recorded in the income statement are offset by a corresponding increase in Shareholders' equity. When the options are exercised, Shareholders' equity is increased by the exercise price.

The options granted by Fortis are ten-year American at-the-money call options with a five-year vesting period, the value is based on the Simple-Cox model.

The parameters below were used to calculate the fair value of the options granted.

	2007	*2006*	*2005*
Date of grant of options	31 March 2007	31 March 2006	11 April 2005
First exercise date	02 April 2012	03 April 2011	11 April 2010
Final maturity	02 April 2017	03 April 2016	10 April 2015
Dividend yield	5.82%	5.13%	5.00%
10-year interest rate	4.08%	3.74%	3.80%
Share price on date of grant	32.53	29.48	21.84
Volatility	26.04%	24.80%	23.27%
Fair value of options as % of exercise price	15.31%	16.01%	15.36%

All option plans and restricted share plans (see below) are settled by the delivery of Fortis shares rather than in cash. Some option plans and restricted share plans specifically state that existing shares must be delivered upon exercise. New shares may be issued in other cases.

10.2 Shares offered to staff

Fortis offered its staff the opportunity to buy shares at a discount in 2002, 2003 and 2004. The terms of the offer varied from country to country, depending on local tax regulations. In all cases shares, however, could not be sold until five years after purchase.

The following table provides an overview of the shares allocated to staff at a discount (no shares were offered to staff in 2005, 2006 and 2007).

(number of shares in '000)	*2004*	*2003*	*2002*
Number of shares subscribed	2,904	2,821	1,752
Share price	15.64	12,23 (95 shares)	22,03 (237 shares)
		12,04 (2,726 shares)	20,14 (1,515 shares)
End of holding period	2 November 2009	3 November 2008	8 June 2007

10.3 Restricted shares

In 2007, as in previous years Fortis committed itself to granting restricted shares to the members of the Executive Committee and the management committees of several Fortis companies. The conditions of the commitments to grant and sell these restricted shares are described in note 11.

At year end, the following initial commitments to grant restricted shares had been made:

(number of shares in '000)	*2007*	*2006*	*2005* [1]
Number of commitments to grant restricted shares	373	302	485 [1]
End of holding period	2 April 2010	2 April 2009	11 April 2008

1) Total includes restriced shares granted before 2005.

The value of commitments to grant restricted shares during 2007 totals EUR 8 million which are included in Staff expenses (2006: EUR 7 million; 2005: EUR 4 million).

The table below shows the changes in commitments for restricted shares during the year.

(number of shares in '000)	*2007*	*2006*
Number of restricted shares committed to grant as at 1 January	**815**	**898**
Restricted shares committed to grant	373	302
Restricted shares sold	(3)	(79)
Commitments to restricted shares lapsed	(85)	(306)
Number of restricted shares committed to grant as at 31 December	**1,100**	**815**

11 Remuneration of Board members and Executive Managers

The Board and the Nomination and Remuneration Committee comply with the Fortis Remuneration Policy as set forth in the Fortis Governance Statement, when making all proposals, recommendations and decisions relating to the remuneration of Board Members and the Executive Managers. The Remuneration Policy as applied in 2007 is detailed underneath, together with all factual information on remunerations 2007.

Definitions are as follows:

- Board members: non-executive and executive members of the Board of Directors. The CEO and the Deputy CEO are the only executive members.
- Executive Managers: the CEO, the Deputy CEO and other members of the Executive Committee.

11.1 Remuneration of Fortis Board members

Remuneration policy

The remuneration of the Fortis Board members is determined by the Board of Directors in compliance with the prerogatives of the General Meetings of Shareholders.

Detailed proposals for remuneration of non-executive Board members are formulated by the Nomination & Remuneration Committee, based upon advice from outside experts.

For the non-executive Board members, the levels and structure of remuneration are determined in view of their general and specific responsibilities and general international market practice. The remuneration of non-executive Board members includes both regular basic remuneration for Board membership and Board committee meeting attendance fees. The non-executive board members do not receive annual incentive awards or stock options and are not entitled to pension rights. Non-executive Board members are not entitled to any termination indemnity.

The remuneration of the Executive Board members, the CEO and the Deputy CEO, are related exclusively to their positions as CEO and Deputy CEO and are therefore determined in line with the Remuneration Policy for Executive Managers (see note 11.2).

Remuneration data 2007

Total remuneration of non-executive Board members amounted to EUR 2.0 million in the 2007 financial year (2006: EUR 1.8 million; 2005: EUR 1.7 million). This includes both basic remuneration for Board membership and attendance fees for Board committee meetings. The remuneration of the CEO and the Deputy CEO, who are also Board members, is explained below under 'Remuneration of Fortis Executive Managers'.

The table below details the remuneration paid in 2007 and shareholdings of each Board member.

	Function	Total remuneration in 2007 (thousands of EUR)	Fortis shares held at 31 December 2007
Count Maurice Lippens	Chairman	400 5)	920,000
Jan Slechte	Deputy Chairman 3)	61	
Jan-Michiel Hessels	Deputy Chairman 4)	164	
Jean-Paul Votron	CEO 1)	-	
Herman Verwilst	Deputy CEO 1) 2)	-	25,816
Baron Philippe Bodson	Board member	134	96,300
Richard Delbridge	Board member	130	
Clara Furse	Board member	139	8,417
Reiner Hagemann	Board member	130	6,164
Jacques Manardo	Board member	130	
Aloïs Michielsen	Board member	139 6)	16,668
Ronald Sandler	Board member	130	
Rana Talwar	Board member	133	
Baron Piet van Waeyenberge	Board member	142 6)	
Klaas Westdijk	Board member	135	

1) *Jean-Paul Votron and Herman Verwilst are not remunerated as Board members but as CEO and as Deputy CEO (see page 122 for details of their remuneration).*

2) *Board member since 23 May 2007.*

3) *Board member until 23 May 2007.*

4) *Deputy Chairman since 20 September 2007.*

5) *As from 1 January 2008, the remuneration of Count Lippens has been adjusted to 700 000 EUR. Count Lippens as at 1 January 2007 held 55,900 Fortis stock options pursuant to his former executive position at Fortis of which 15.300 were exercised in 2007.*

6) *Total remuneration is paid to a non-Fortis company, where the Board member holds a position.*

11.2 Remuneration of the Fortis Executive Managers

Remuneration policy

The remuneration of the Executive Managers is determined by the Board of Directors, upon proposals by the Nomination & Remuneration Committee, in compliance with the prerogatives of the General Meeting of Shareholders.

Both the levels and structure of remuneration for Fortis Executive Managers are analysed on an annual basis. At the initiative of the Nomination & Remuneration Committee, Fortis' remuneration competitive positioning is regularly reviewed by and discussed with a leading international firm of compensation and benefits consultants, in light of the practices of other major Europe based international financial services groups and other organisations operating on a global basis.

The remuneration of Executive Managers is designed to:

- ensure the organisation's continued ability to attract, motivate and retain high calibre and high potential executive talent for which Fortis competes in an international market place
- promote achievement of demanding performance targets in order to align the interests of executives and shareholders in the short, medium and long term
- stimulate, recognise and reward both strong individual contribution and solid team performance.

The reward package for the Executive Managers reflects a concept of integrated total direct compensation, combining the following three major components of pay:

- base salary
- annual incentive (short-term performance related bonus), and
- long-term incentive.

In calibrating the various remuneration components, the objective is to position the overall remuneration levels in line with compensation practices of other leading multinational firms. The reference market is a combination of the financial industry on the one hand and all sectors taken together on the other hand, both at European level and at the level of Belgium and the Netherlands. For the remuneration review conducted in 2007, the primary reference market was composed of financial services organisations spread over seven European countries. The variable, performance related payment components are the dominant portion of the total compensation package of Executive Managers, i.e. total 'pay at-risk' in terms of targeted short and long-term incentives compensation levels represent at least 60% of the Executive Managers total compensation.

The above reward package is part of a contract providing the main characteristics of the status: the description of the components of the package, the expiration date (between 60 and 65 years) the termination clauses and various other clauses such as confidentiality and exclusivity. As from 1 January 2005, the contracts provide for a termination indemnity, in case of termination without cause at the initiative of Fortis, which equals twice the amount of the base salary, respecting however commitments taken by Fortis before the date of 1 January 2005. The indemnity specifically applicable to the CEO and Deputy CEO is described below under 'compensation data for 2007 of the CEO, Deputy CEO and Executive Committee'.

Base salary

Base salary levels are intended to compensate the Executive Managers for their position responsibilities and their particular set of competencies. These levels are set in line with general prevailing market rates for equivalent type positions and are subject to regular annual reviews. There is, however, no mechanism for automatic adjustment.

Annual incentive

The annual incentive is designed to stimulate, recognise and reward strong individual contribution by the Executive Managers as well as solid performance as head of or as team members within the Executive Committee. Payout under the annual incentive scheme is directly linked to the actual performance against a set of predetermined qualitative and quantitative performance objectives.

The variable compensation is calculated according to criteria that have an equal weighting:

- a criterion specific to the Executive Committee as a team, based on the achievement of (joint) objectives. Those Fortis objectives could be for instance the completion of the budget, key projects, levels of indicators of performance achieved, strategy implemented, priorities for 2007-2008.
- a criterion based on the achievement of personal objectives specific to each Executive Manager and linked to their general responsibilities.

For each set of objectives, the performance is rated between one (does not meet expectations) and seven (exceptional). Based on these ratings and the overall outcome of the appraisal process, the actual individual annual incentive ranges in principle between one third (33%) and five thirds (167%) of the target incentive. Target annual incentive payouts are expressed as percentages of base salary and range between 70% and 100%, depending upon the position within the Executive Committee.

Long-term incentive

The long-term incentive plan is designed to:

- encourage and support the creation of shareholders' value and to ensure that the Executive Managers, like the shareholders, share in the company's successes and setbacks
- provide the opportunity for Executive Managers to receive, within their overall package, competitive rewards for performance as a result of sustained group performance over a longer period of time
- enable the organisation to outperform a group of Fortis' peers in the international market, and also take into account the growth potential of the Fortis share.

Key features of the current long-term incentive plan are as follows:

- the initial target long-term incentive level is set by the Nomination & Remuneration Committee. It is determined as a percentage of annual base salary and ranges between 70% and 100%.
- actual long-term incentive is recommended by the Nomination & Remuneration Committee on the basis of Fortis' actual share performance relative to a peer group of Europe's top 30 financial institutions (as determined by market capitalisation[12)]. The share performance of Fortis and the companies in the peer group is divided into quartiles. Based on this relative performance position at the end of December, the Nomination & Remuneration Committee establishes a multiplier which varies between zero and two and depends on the quartile in which the Fortis share performance falls. Actual long-term incentive level recommended by the Committee is equal to the initial target long-term incentive multiplied by the multiplier. Actual long-term incentives may not exceed 200% of the target long-term incentive.

The long-term incentive is delivered as a mix of options, cash and/or restricted shares:

- the grant of options stipulates a strike price of 100% of the Fortis share market value at the time they are granted and an option term of six years. Options can be exercised during predetermined 'open periods' falling within a time frame ranging from the first day of the year following the third anniversary of the grant until the end of the option term. Neither the strike price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice.
- the long-term incentive in the form of restricted shares consists of the commitment, taken by Fortis, to grant a number of Fortis shares at the end of a three year period, provided the professional relationship with Fortis has not been terminated prematurely, unless the Board of Directors decides otherwise. At the date of grant, the Executive Manager will be allowed to sell a maximum of 50% of those shares within 10 days in order to finance the tax liabilities associated with the grant. The unsold shares will remain unsalable until six months after termination of the professional relationship between Fortis and the Executive Manager, which emphasizes the Executive Manager's long-term commitment.

Other remuneration components

The Executive Managers participate in Fortis' pension schemes in either Belgium or the Netherlands. These schemes are in line with predominant market practices in the respective geographic environments. For the CEO it is a defined contribution plan. For the other Executive Managers it is a non-contributory defined benefit plan. They provide retirement and pre and post-retirement survivors' pensions or their lump sum equivalent. Target defined pensions, including state pension, are set at percentages of base salary and may not exceed 80% of the latter salary. Other benefits, such as medical and other insurance coverage, are provided in line with competitive practices in the market where the Executive Manager is employed.

Approval of Remuneration Policy

In accordance with the Dutch law, entered into force on 1 October 2004, the Remuneration Policy for Fortis Board members was approved by the General Shareholders Meeting of Fortis N.V. on 11 October 2004. This meeting also determined the maximum number of options and restricted shares that can be attributed to executive members of the Board of Directors under the long-term incentive scheme. Any amendments to this policy that the Board might consider important to make will in the future be subject to the approval of the General Meeting of Shareholders of Fortis N.V.

With respect to the Executive Managers who are not members of the Board, the Board has decided to adopt the same Remuneration Policy as the one applicable for the executive Board members. The Board has the authority to amend the Remuneration Policy for these Executives as it sees fit, on the basis of recommendations made by the Nomination & Remuneration Committee. In the event of any such amendments, appropriate comments on them will be drawn up and included, at the latest, in the first annual report published after the amendments were adopted.

---

12) *For 2007 the peer group was composed of the following financial institutions: ABN AMRO Holding NV, Aegon NV, Allianz AG, Assicurazioni Generali SpA, Aviva Plc, AXA SA, Banca Intesa SpA, Banco Bilbao Vizcaya Argentaria SA, Banco Santander Central Hispano SA, Barclays PLC, BNP Paribas, Crédit Agricole SA, Crédit Suisse Group, Deutsche Bank AG, Dexia, HBOS PLC, HSBC Holdings PLC, ING Groep NV, KBC Groep NV, Lloyds TSB Group Plc, Münchener Rückversicherungs AG, Natixis, Nordea Bank AB, Prudential PLC, Royal Bank of Scotland Group Plc, Société Générale, Standard Chartered Plc, UBS AG, UniCredito Italiano SpA and Zurich Financial Services AG.*

Compensation data 2007 of the CEO, Deputy CEO and Executive Committee

CEO and Deputy CEO

Compensation of the CEO and Deputy CEO, who are also Board Members, relates solely to their positions as CEO and Deputy CEO. Their remuneration has been set in accordance with the remuneration policy approved on 11 October 2004 by the shareholders meeting of Fortis N.V. The policy states, in particular, that the effective annual incentive can, in principle, not exceed the target incentive (100% of the base salary) by more than two thirds. Considering the exemplary leadership of Mr Votron's in a year which was truly transformational for Fortis, the Board has decided to set Mr Votron's annual incentive for 2007 at EUR 2.5 million.

For 2007, Mr Votron's remuneration consisted of a base salary of EUR 750,000, an annual incentive of EUR 2.5 million, the grant of 49,655 options, the commitment to grant 41,775 Fortis shares and an amount of EUR 660,800, representing the value of the other remuneration components (pension costs, long-term incentive paid in cash and other expenses).The exercise of Stock Appreciation Rights at the end of Mr Votron's initial contract entitles him to an amount between the minimum amount of EUR 1.0 million and EUR 2.75 million depending on the performance of Fortis shares during the term of his initial contract. Based on the period considered, it is anticipated that Mr Votron will receive no more than the minimum amount (i.e EUR 1.0 million).

The proposal to the General Meetings of Shareholders on 29 April 2008 to re-appoint Mr Votron as executive member of the Board for a period of 3 years expiring after the 2011 shareholders meetings has no material effect on the terms and conditions agreed with him in 2004 (including the variable remuneration components, i.e. the Annual Incentive and the Long-term incentive) except for the following amendments thereto:

- Mr Votron annual base salary will amount for 2008 to EUR 1,300,000 (gross) to ensure alignment with the significantly higher amounts of base salary paid by Fortis peers to their CEO's
- If Fortis terminates the contract, Mr Votron will be paid gross compensation amounting to a maximum of one year base salary instead of two years previously
- The pension contribution by Fortis will amount to EUR 500,000 plus 25% of the difference between the new base salary and the previous one (pension contribution previous contract: EUR 500,000)
- Mr Votron will not receive new Stock Appreciation Rights.

Mr Verwilst's remuneration in 2007 consisted of a base salary of EUR 695,000, an annual incentive of EUR 1.0 million, the grant of 36,560 options, the commitment to grant 27,970 Fortis shares and an amount of EUR 403,370, representing the value of the other remuneration components (pension cost, long-term incentive paid in cash and other expenses). Should Fortis terminate the contract prematurely, Mr Verwilst will receive a gross sum equal to a maximum of three years cash compensation (base salary and target annual incentive). Mr Verwilst will receive no payment if the contract is terminated prematurely due to gross negligence or wilful misconduct.

Executive Committee

For the Executive Committee members, Fortis discloses figures on an aggregated basis. For this reason it is important to note that the composition of the Executive Committee has changed in 2007 as Mr Verwilst was appointed to the Board in May 2007 and has been fully excluded from the total indicated below, Mr De Boeck left the Committee on 1 November 2007 and Mr Kloosterman counts in 2007 for the whole year as he counted only for 3 months in 2006.
In 2007 it was also announced that Mr Clijsters and Mr De Mey would leave the Executive Committee on 1 January 2008.

Total remuneration in 2007 for the members of the Executive Committee during all or part of the year, was composed of EUR 10.9 million (2006: EUR 10.3 million). Total direct remuneration comprised an aggregate total base salary of EUR 4.0 million (2006: EUR 4.0 million), ranging from an annual EUR 545,000 to EUR 630,000 per member, an aggregate total annual incentive of EUR 6.3 million (2006: EUR 5.7 million), ranging from EUR 545,500 to EUR 1.3 million per member, and an aggregate total of other remuneration components of EUR 0.6 million (2006: EUR 0.6 million) for long-term incentives paid in cash and expenses other than pension costs. Based on the relative performance of Fortis shares in 2006, the long-term incentive for 2007 was set at 170% of the target long-term incentive (compared to 160% in 2006).

Aggregate pension expenses amounted to EUR 1.1 million (2006: EUR 2.7 million; 2005: EUR 1.4 million)[13].

Details of the share options (granted) and restricted shares (that will be awarded in accordance with the rules of the plan to the CEO and members of the Executive Committee in 2007 and previous years) are shown in the table below.

	Year	*Total Number of options granted*	*Total Number of options granted after adjustment*	*Exercise price*	*Exercise price after adjustment*	*Expiry Date*	*Options exercised Before 2007*	*Options Exercised in 2007 after adjustment*	*Options outstanding at 31 December 2007*	*Options outstanding at 31 December 2007 after adjustment*	*Restricted shares*	*Restricted shares after adjustment*
J.P. Votron												
	2005	37,360	44,628	22.28	18.65	10-04-2011			37,360	44,628	27,590	32,957
	2006	48,640	58,102	29.48	24.68	2-04-2012			48,640	58,102	33,310	39,790
	2007	49,655	59,314	34.19	28.62	1-04-2013			49,655	59,314	41,775	49,901
H. Verwilst												
	1999	7,650	9,138	31.75	26.58	31-12-2012			7,650	9,138		
	1999	7,500	8,959	29.81	24.96	3-10-2009			7,500	8,959		
	2000	18,950	22,636	38.40	32.15	14-04-2009			18,950	22,636		
	2001	26,750	31,954	37.57	31.45	18-04-2007			26,750	31,954		
	2002	52,300	62,474	32.23	26.98	28-04-2008			52,300	62,474		
	2003	22,890	27,343	14.86	12.44	27-04-2009			22,890	27,343	19,845	23,705
	2004	11,705	13,982	18.29	15.31	12-04-2010			11,705	13,982	7,660	9,150
	2005	46,740	55,832	22.28	18.65	10-04-2011			46,740	55,832	34,515	41,229
	2006	36,560	43,672	29.48	24.68	2-04-2012			36,560	43,672	25,040	29,911
	2007	36,560	43,672	34.19	28.62	1-04-2013			36,560	43,672	27,970	33,411
G. Mittler												
	1999	7,650	9,138	31.75	26.58	31-12-2012			7,650	9,138		
	1999	7,500	8,959	29.81	24.96	3-10-2009			7,500	8,959		
	2000	13,350	15,947	38.40	32.15	14-04-2009			13,350	15,947		
	2001	18,000	21,502	37.57	31.45	18-04-2007			18,000	21,502		
	2002	35,500	42,406	32.23	26.98	28-04-2008			35,500	42,406		
	2003	15,525	18,545	14.86	12.44	27-04-2009			15,525	18,545	13,460	16,078
	2004	7,940	9,485	18.29	15.31	12-04-2010			7,940	9,485	5,195	6,206
	2005	31,700	37,867	22.28	18.65	10-04-2011			31,700	37,867	23,410	27,964
	2006	24,760	29,577	29.48	24.68	2-04-2012			24,760	29,577	16,960	20,259
	2007	24,830	29,660	34.19	28.62	1-04-2013			24,830	29,660	20,890	24,954
J. De Mey												
	1999	7,650	9,138	31.75	26.58	31-12-2012			7,650	9,138		
	1999	7,500	8,959	29.81	24.96	3-10-2009			7,500	8,959		
	2000	12,000	14,334	38.40	32.15	14-04-2009			12,000	14,334		
	2001	18,000	21,502	37.57	31.45	18-04-2007			18,000	21,502		
	2002	35,500	42,406	32.23	26.98	28-04-2008			35,500	42,406		
	2003	15,525	18,545	14.86	12.44	27-04-2009			15,525	18,545	13,460	16,078
	2004	7,940	9,485	18.29	15.31	12-04-2010			7,940	9,485	5,195	6,206
	2005	31,700	37,867	22.28	18.65	10-04-2011			31,700	37,867	23,410	27,964
	2006	24,760	29,577	29.48	24.68	2-04-2012			24,760	29,577	16,960	20,259

13) The pension expenses are in line with previous years, 2006 being exceptional due to the one-off inclusion of average salary increase for the forthcoming years.

	Year	Total Number of options granted	Total Number of options granted after adjustment	Exercise price	Exercise price after adjustment	Expiry Date	Options exercised Before 2007	Options Exercised in 2007 after adjustment	Options outstanding at 31 December 2007	Options outstanding at 31 December 2007 after adjustment	Restricted shares	Restricted shares after adjustment
	2007	24,830	29,660	34.19	28.62	1-04-2013			24,830	29,660	20,890	24,954
F. Dierckx												
	1999	7,650	9,138	31.75	26.58	31-12-2012			7,650	9,138		
	1999	7,500	8,959	29.81	24.96	3-10-2009			7,500	8,959		
	2000	12,000	14,334	38.40	32.15	14-04-2009			12,000	14,334		
	2001	18,000	21,502	37.57	31.45	18-04-2007			18,000	21,502		
	2002	35,500	42,406	32.23	26.98	28-04-2008			35,500	42,406		
	2003	15,525	18,545	14.86	12.44	27-04-2009			15,525	18,545	13,460	16,078
	2004	7,940	9,485	18.29	15.31	12-04-2010			7,940	9,485	5,195	6,206
	2005	31,700	37,867	22.28	18.65	10-04-2011			31,700	37,867	23,410	27,964
	2006	24,760	29,577	29.48	24.68	2-04-2012			24,760	29,577	16,960	20,259
	2007	24,830	29,660	34.19	28.62	1-04-2013			24,830	29,660	20,890	24,954
P. van Harten												
	2002	7,500	8,959	25.18	21.08	28-04-2009			7,500	8,959		
	2003	5,550	6,630	14.86	12.44	27-04-2009			5,550	6,630	4,815	5,752
	2004	4,245	5,071	18.29	15.31	12-04-2010			4,245	5,071	2,775	3,315
	2005	17,610	21,036	22.28	18.65	10-04-2011			17,610	21,036	13,005	15,535
	2006	24,760	29,577	29.48	24.68	2-04-2012			24,760	29,577	16,960	20,259
	2007	24,830	29,660	34.19	28.62	1-04-2013			24,830	29,660	20,890	24,954
J. Clijsters												
	1999	5,000	5,973	29.81	24.96	3-10-2009			5,000	5,973		
	2000	2,500	2,986	34.70	29.05	1-10-2010			2,500	2,986		
	2002	7,500	8,959	25.18	21.08	28-04-2012	1,875		5,625	8,959		
	2003	7,500	8,959	14.54	12.17	27-04-2013			7,500	8,959		
	2004	7,500	8,959	17.66	14.78	13-04-2014			7,500	8,959		
	2005	17,610	21,036	22.28	18.65	10-04-2011			17,610	21,036	13,005	15,535
	2006	24,760	29,577	29.48	24.68	2-04-2012			24,760	29,577	16,960	20,259
	2007	24,830	29,660	34.19	28.62	1-04-2013			24,830	29,660	20,890	24,954
L. Kloosterman												
	2007	24,830	29,660	34.19	28.62	1-04-2013			24,830	29,660	20,890	24,954

The exercise of Stock Appreciation Rights at the end of Mr Kloosterman's initial contract will entitle him to an amount between EUR 545,000 and EUR 1,635,000, depending on the performance of the Fortis share during the term of this initial contract.

The number of Fortis Stock Options, the exercise price as well as the number of restricted shares have been adjusted with factor 1.19453. This factor has been calculated based on the Euronext.liffe rules. Such adjustment is in line with current market practices in order to neutralise the effect of the Rights Issue.

Based upon the rules of the relevant stock option and restricted shares plan the Board is permitted to make or vary regulations for the administration and operation of the plan.

Details of the options granted in 1997 which have been adjusted in 2007 are shown below.

	Year	*Total number of options granted*	*Total number of options granted after adjustment*	*Exercise price*	*Exercise price after adjustment*	*Expiry date*	*Options exercised before 2007*	*Options exercised in 2007 after adjustment*	*Options outstanding at 31-12-2007*	*Options outstanding at 31-12-2007 after adjustment*
H. Verwilst	1997	15,300	18,276	18.60	15.57	20-11-2007		18,276	0	0
G. Mittler	1997	10,350	12,363	18.60	15.57	20-11-2007		12,363	0	0
J. De Mey	1997	15,300	18,276	18.60	15.57	20-11-2007		18,276	0	0

In accordance with the rules of the Restricted Shares Plan 2004, the grant was made on 22 November 2007. After acceptation, the Executive Managers were allowed to sell up to 50% of the shares as of that date and during a limited period of 10 days. All Executive Managers accepted the shares. Details of the restricted shares adjusted and granted in 2007 are shown below.

	Total number of restricted shares granted in 2004 (after adjustment)	*Number of restricted shares sold or transferred in 2007*	*Number of restricted shares not sold or transferred in 2007*	*Number of restricted shares not sold or transferred from previous grants*
H. Verwilst	9,150		9,150	10,000
G. Mittler	6,206		6,206	6,730
J. De Mey	6,206	3,103	3,103	6,730
F. Dierckx	6,206		6,206	6,730
P. van Harten	3,315		3,315	2,407

12 Audit fees

Fees paid to Fortis' auditors for 2007, 2006 and 2005 can be broken down into the following components:

- audit fees, which include fees for auditing the statutory and consolidated financial statements, and quarterly and other reports
- audit-related fees, which include fees for work performed on prospectuses, non-standard auditing and advisory services not related to statutory auditing
- fees for tax advice
- other non-audit fees, which include fees for support and advice on acquisitions.

The breakdown of the audit fees for the year ended 31 December is as follows:

	2007		*2006*		*2005*	
	Total Fortis Statutory Auditors	*Other Fortis Auditors*	*Fortis Statutory Auditors*	*Other Fortis Auditors*	*Fortis Statutory Auditors*	*Other Fortis Auditors*
Audit fees	20	3	20	1	20	1
Audit-related fees	6	1	5	2	8	
Tax fees	3		4	1	3	
Other non-audit fees	8	6	6	2	8	1
Total	**37**	**10**	**35**	**6**	**39**	**2**

13 Related parties

Parties related to Fortis include associates, pension funds, joint ventures, Board Members (i.e. non-executive and executive members of the Fortis Board of Directors), Executive Managers (i.e. the CEO and the members of the Executive Committee), close family members of any individual referred to above, entities controlled or significantly influenced by any individual referred to above and other related entities.

Fortis frequently enters into transactions with related parties in the course of its business operations. Such transactions mainly concern loans, deposits and reinsurance contracts and are entered into under the same commercial and market terms that apply to non-related parties.

Fortis companies may grant credits, loans or bank guarantees in the normal course of business to Board Members and Executive Managers or to close family members of the Board members and close family members of Executive Managers.

At 31 December 2007, the outstanding loans, credits or bank guarantees granted to Board members and Executive Managers or to close family members of the Board members and close family members of Executive Managers, totalled EUR 6 million. The terms and conditions of these transactions are entered into under the same commercial and market terms that apply to non-related parties, including employees of the company.

Transactions entered into with the following related parties in the year ending 31 December 2007 are summarised below:

- associates and joint ventures
- other related parties such as pension funds and significant minority shareholders in associates.

			2007			*2006*
	Associates and Joint ventures	*Other*	*Total*	*Associates and Joint ventures*	*Other*	*Total*
Income and expenses - Related parties						
Interest income	438	5	443	34	4	38
Interest expense	(499)	(9)	(508)	(26)	(10)	(36)
Fee and commission income	5		5	12		12
Realised gains	174		174	3		3
Other income	29	8	37	30	5	35
Fee and commission expense	(31)	(4)	(35)	(24)	(4)	(28)
Operating, administrative and other expenses	(11)	(56)	(67)	(3)	(81)	(84)

			2007			*2006*
	Associates and Joint ventures	*Other*	*Total*	*Associates and Joint ventures*	*Other*	*Total*
Balance sheet - Related parties						
Investments in associates	426	846	1,272	162	965	1,127
Due from customers	620		620	477		477
Due from banks	235	124	359	15	104	119
Other assets	422	34	456	16	31	47
Due to customers	177	3	180	75	4	79
Due to banks	1,327	2	1,329	388	6	394
Debt certificates, subordinated liabilities and other borrowings	392		392	139		139
Other liabilities	292	183	475	13	267	280

The following figures concern guarantees and irrevocable and conditional commitments that Fortis has made with respect to related parties:

- EUR 2,049 million with respect to guarantees given to related parties
- EUR 2,109 million with respect to guarantees obtained from related parties
- EUR 212 million with respect to unconditional and conditional commitments to related parties.

The changes in related party loans, receivables and advances during the year ended 31 December are as follows:

	Due from banks		*Due from customers*	
	2007	*2006*	*2007*	*2006*
Related party loans, receivables or advances as at 1 January	**120**	**126**	**494**	**447**
Acquisitions/divestments of subsidiaries	208		10	(18)
Additions or advances	52	18	421	113
Repayments	(21)	(24)	(292)	(48)
Related party loans, receivables or advances as at 31 December	**359**	**120**	**633**	**494**
Impairments as at 1 January	**1**	**1**	**17**	**18**
Change in impairments				(1)
Reversal of impairments	(1)		1	
Recoveries			(5)	
Impairments at 31 December		**1**	**13**	**17**
Related party loans, receivables or advances as at 31 December	**359**	**119**	**620**	**477**

	Due to banks		*Due to customers*	
	2007	*2006*	*2007*	*2006*
Related party loans, receivables or advances as at 1 January	**394**	**593**	**79**	**102**
Acquisitions/divestments of subsidiaries	468		73	(2)
Additions or advances	564	54	741	466
Repayments	(93)	(253)	(713)	(487)
Other	(4)			
Related party loans, receivables or advances as at 31 December	**1,329**	**394**	**180**	**79**

14 Information on segments

14.1 General information

Fortis is an international financial services provider whose core activities are Banking and Insurance. The primary format for segment reporting is based on businesses.

In October 2006 Fortis announced a new organisational structure to support the evolution of its growth strategy. The structure was implemented on 1 January 2007. The 2006 figures have been changed for comparison purposes.

Fortis is now organised on a world-wide basis into three businesses which are further subdivided into business segments (for details see below):

- Retail Banking
- Merchant & Private Banking
- Insurance.

Activities not related to the Banking and Insurance businesses and elimination differences are reported separately.

Fortis' segment reporting reflects the full economic contribution of the businesses of Fortis. The aim is direct allocation to the businesses of all balance sheet and income statement items for which the businesses have full managerial responsibility.

Segment information is prepared based on the same accounting policies as those used in preparing and presenting Fortis' Consolidated Financial Statements (as described in note 1) and by applying appropriate allocation rules.

Transactions between the different businesses are executed under standard commercial terms and conditions.

On 5 November 2007 Fortis announced that it would reorganise its management structure as of 1 January 2008. The adequate management structure will not only facilitate the successful integration of the acquired businesses of ABN AMRO, but will also support the development of Fortis as a whole. Fortis will start to report according to the new organisational structure as of the first quarter of 2008.

14.2 Banking

Retail Banking
Retail Banking consists of the business segments Network and Asset Management.

Retail Banking Network
Retail Banking Network offers financial services to retail customers including individuals, self-employed people, members of the independent professions and small businesses, through the international Retail Banking business. Fortis operates through a variety of distributions channels in the Benelux countries to deliver service and advice on every aspect of individual banking, saving, investment, credit and insurance.

Turkey is served by a comprehensive and tailored product offering. In Germany the focus is on credit cards and consumer lending. Affluent customers and small businesses are the target groups of Fortis Bank Poland, which is also rolling out a consumer finance business in this market. In Ireland a financial services joint venture with An Post has been established.

Retail Banking Asset Management

Fortis carries out asset management activities, mainly through Fortis Investments, acting as a multi-centre, multi-product asset management firm. Based in Europe, Fortis Investments has a global presence with both sales offices and some key investment centres in Europe, the US and Asia. Activities range from institutional portfolio management to the development and management of mutual funds.

Merchant & Private Banking

Merchant & Private Banking encompasses a wide range of banking products and skill-oriented financial services for large international companies and institutional clients, medium-sized enterprises and entrepreneurs, and private banking clients. Merchant & Private Banking is organised according to a Clients-Skills structure.

Merchant & Private Banking Clients

The client coverage model includes Corporate, Institutional & Public Banking, Commercial Banking, ECT (Energy, Commodities and Transportation) and Private Banking.

Corporate, Institutional & Public Banking is responsible for the global relationship management of corporate, institutional and public-sector clients. Commercial Banking aims to be the partner of choice for Europe-oriented medium-sized enterprises by offering value-added solutions through a cohesive network of Business Centres. Within ECT, Fortis offers financial solutions to these industry sectors. Private Banking offers integrated, worldwide asset and liability management solutions to high net worth individuals, their businesses and their advisors.

Merchant & Private Banking Skills

Merchant & Private Banking is organised around Skills units delivering high added value products and services potentially to all client segments. Skills include Global Markets, Clearing, Funds & Custody, Investment Banking and Specialised Financial Services.

Global Markets performs all trading, sales and research activities. Clearing, Funds & Custody offers financial services in custody, clearing and fund administration that support the trading and investment activities of financial professionals.
Investment Banking offers a wide variety of financial services, including corporate finance, structural finance and private equity. Specialised Financial Services consists of leasing, commercial finance, global trade services, cash management, trust and corporate services.

Other Banking

Balance sheet items, revenues and costs for support functions, operations and Asset & Liability Management (ALM) are reported in this section. The figures reported are those after allocation to the business segments.

Fortis Hypotheek Bank, Belgolaise and some other Fortis companies are also reported in Other Banking.

Allocation rules

Segment reporting within the Banking segments make use of balance sheet allocation rules, balance sheet squaring mechanisms, a fund transfer pricing system, rebilling of support and operation expenses and overhead allocation.

The balance sheet allocation and squaring methodology aim at reporting information on segments to reflect Fortis' business model.

Under Fortis' business model, segments do not act as their own treasurer in bearing the interest rate risk, the foreign exchange risk and the liquidity risk, by funding their own assets with their own liabilities, or by having direct access to the financial markets. The interest, currency and liquidity risks are removed by transferring them from the segments to the internal central bankers. This is reflected in the fund transfer pricing system. A key role in this system is attributed to Asset & Liability Management (ALM). The results of ALM are allocated to the segments based on the regulatory capital used and the interest margin generated within the segments.

Support and operations departments provide services to the segments. These services include human resources and information technology. The costs and revenues of these departments are charged to the segments via a rebilling system on the basis of service level agreements (SLAs) reflecting the economic consumption of the products and services provided. SLAs ensure that the costs and revenues are charged based on actual use and at standard rates. Differences between the actual costs and the rebilled costs based on standard tariffs are passed through to the business segments in a final allocation.

14.3 Insurance

Insurance leverages its existing skills in distribution, operations and products from its home markets in the Benelux region and has established leading positions in selected European and Asian markets. The insurance activities are executed by Insurance Belgium, Insurance Netherlands and Insurance International.

Insurance Belgium

Insurance Belgium offers its products, a comprehensive range of Life and Non-life covers, through a multitude of distribution channels. Independent intermediaries service the Private market as well as the small and medium sized enterprise segment. Bank branches focus on the retail market. Fortis Employee Benefits offers Group Life and Health-Care solutions and services to large and medium-sized companies.

Insurance Belgium – Life

Life insurance includes both savings, with investment-focused unit-linked contracts, and tradional products with a guaranteed interest rate.

Insurance Belgium – Non-life

Non-life insurance includes next to the retail and business targeted Property & Casualty product range (Motor, Fire and Liability) also workmens' compensation and Accident & Health products.

Insurance Netherlands

Insurance Netherlands serves the market via independent insurance brokers, Fortis Retail Bank (bancassurance) and an own sales force (tied agents). Insurance Netherlands offers businesses and individuals a wide range of Life and Non-life products like health care and disability insurance and saving products.

Insurance Netherlands - Life

Life includes insurance contracts with coverage of the risk of the life and death of individuals. Life also includes investment contracts.

Insurance Netherlands - Non-Life

Non-life includes Accident & Health, Motor, Fire and Other insurance covering the risk of property losses or claim liabilities.

Insurance International

Insurance International comprises Fortis' insurance activities outside Fortis' home markets, Belgium and the Netherlands. Insurance International also includes the Non-life activities of Fortis Corporate Insurance and Fortis Reinsurance. Fortis Corporate Insurance is a Non-life insurer for large and medium-sized national and international companies in the Benelux.

Insurance International – Life

In Life insurance, Insurance International is active through wholly-owned subsidiaries in France, Germany, Luxembourg, Russia, Turkey and Ukraine. In Portugal Insurance International holds a 51% shareholding in Millenniumbcp Fortis. In Asia, Insurance International operates through minority shareholdings in Thailand, Malaysia and China.

Insurance International – Non-life
In Non-life, Insurance International is active through wholly-owned subsidiaries in Luxembourg and the United Kingdom. In Portugal Non-life is sold through Millenniumbcp Fortis. In Asia, Insurance International operates through minority shareholdings in Thailand and Malaysia.

Eliminations
Eliminations include eliminations between Insurance segments.

Allocation rules
In accordance with Fortis' business model, Insurance companies report support activities directly in the business.

When allocating balance sheet items to business segments, a bottom-up approach is used based on the products sold to external customers.

For the balance sheet items not related to products sold to customers, a tailor-made methodology adapted to the specific business model of each reportable segment is applied.

14.4 General

This section comprises activities not related to the core Banking and Insurance business, such as group finance and other holding activities.

14.5 Balance sheet by activity

					31 December 2007
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	27,002	2,313	1,171	(4,126)	26,360
Assets held for trading	75,347	259	130	(936)	74,800
Due from banks	118,346	2,143	11	(1,464)	119,036
Due from customers	315,301	6,824	5,330	(11,147)	316,308
Investments:					
- Held to maturity	*4,234*				*4,234*
- Available for sale	*103,180*	*61,312*	*1,031*	*(1,434)*	*164,089*
- Held at fair value through profit or loss	*5,718*	*1,883*	*1,194*	*(2,602)*	*6,193*
- Investment property	*688*	*2,984*		*(16)*	*3,656*
- Associates and joint ventures	*27,572*	*551*		*(15)*	*28,108*
	141,392	66,730	2,225	(4,067)	206,280
Investments related to unit-linked contracts		31,395		(275)	31,120
Reinsurance and other receivables	6,546	3,178	134	(140)	9,718
Property, plant and equipment	2,715	1,289			4,004
Goodwill and other intangible assets	1,559	1,780			3,339
Accrued interest and other assets	78,872	3,288	295	(2,241)	80,214
Total assets	**767,080**	**119,199**	**9,296**	**(24,396)**	**871,179**
Liabilities					
Liabilities held for trading	89,457	25	482	(375)	89,589
Due to banks	192,141	4,093	1,006	(4,809)	192,431
Due to customers	267,164	170	25	(5,061)	262,298
Liabilities arising from insurance and investment contracts	39	66,599		(1,906)	64,732
Liabilities related to unit-linked contracts		31,788			31,788
Debt certificates	95,054	5	7,920	(906)	102,073
Subordinated liabilities	23,097	1,356	1,760	(4,288)	21,925
Other borrowings	2,666	2,037	1,836	(3,521)	3,018
Provisions	841	58			899
Current and deferred tax liabilities	1,424	784	230	52	2,490
Accrued interest and other liabilities	61,464	4,450	693	(865)	65,742
Total liabilities	**733,347**	**111,365**	**13,952**	**(21,679)**	**836,985**
Shareholders' equity	33,304	7,158	(4,698)	(2,717)	33,047
Minority interests	429	676	42		1,147
Total equity	**33,733**	**7,834**	**(4,656)**	**(2,717)**	**34,194**
Total liabilities and equity	**767,080**	**119,199**	**9,296**	**(24,396)**	**871,179**

	Banking	Insurance	General	Eliminations	31 December 2006 Total
Assets					
Cash and cash equivalents	20,791	2,240	1,491	(4,109)	20,413
Assets held for trading	70,635	196	131	(747)	70,215
Due from banks	89,413	3,539	48	(2,869)	90,131
Due from customers	285,877	7,161	3,019	(9,598)	286,459
Investments:					
- Held to maturity	*4,505*				*4,505*
- Available for sale	*127,818*	*59,001*	*1,169*	*(1,560)*	*186,428*
- Held at fair value through profit or loss	*3,535*	*2,352*	*964*	*(251)*	*6,600*
- Investment property	*600*	*2,447*			*3,047*
- Associates and joint ventures	*1,319*	*549*		*(14)*	*1,854*
	137,777	64,349	2,133	(1,825)	202,434
Investments related to unit-linked contracts		28,865		(116)	28,749
Reinsurance and other receivables	6,105	3,098	18	(34)	9,187
Property, plant and equipment	2,153	1,369			3,522
Goodwill and other intangible assets	980	1,281			2,261
Accrued interest and other assets	60,927	2,829	319	(2,217)	61,858
Total assets	**674,658**	**114,927**	**7,159**	**(21,515)**	**775,229**
Liabilities					
Liabilities held for trading	64,257	28	302	(279)	64,308
Due to banks	177,161	6,533	1,107	(7,320)	177,481
Due to customers	260,056	194	14	(6,039)	254,225
Liabilities arising from insurance and investment contracts	40	61,722		(1,998)	59,764
Liabilities related to unit-linked contracts		29,156			29,156
Debt certificates	90,360	5	6,254	(900)	95,719
Subordinated liabilities	14,080	1,419	1,791	(1,915)	15,375
Other borrowings	2,178	1,265	103	(1,397)	2,149
Provisions	717	100			817
Current and deferred tax liabilities	1,469	955	256	53	2,733
Accrued interest and other liabilities	47,476	4,509	420	(454)	51,951
Total liabilities	**657,794**	**105,886**	**10,247**	**(20,249)**	**753,678**
Shareholders' equity	16,666	8,363	(3,119)	(1,266)	20,644
Minority interests	198	678	31		907
Total equity	**16,864**	**9,041**	**(3,088)**	**(1,266)**	**21,551**
Total liabilities and equity	**674,658**	**114,927**	**7,159**	**(21,515)**	**775,229**

					31 December 2005
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	25,594	2,421	5,186	(11,379)	21,822
Assets held for trading	62,830	399	217	(741)	62,705
Due from banks	80,054	3,717		(2,769)	81,002
Due from customers	277,862	7,632	6,745	(11,480)	280,759
Investments:					
- Held to maturity	*4,670*				*4,670*
- Available for sale	*126,698*	*52,924*	*1,152*	*(1,754)*	*179,020*
- Held at fair value through profit or loss	*2,290*	*2,247*	*845*	*(255)*	*5,127*
- Investment property	*402*	*2,144*			*2,546*
- Associates and joint ventures	*1,254*	*476*		*(24)*	*1,706*
	135,314	57,791	1,997	(2,033)	193,069
Investments related to unit-linked contracts		25,907		(240)	25,667
Reinsurance and other receivables	7,010	3,252	64	(769)	9,557
Property, plant and equipment	2,018	1,179			3,197
Goodwill and other intangible assets	634	1,288			1,922
Accrued interest and other assets	47,880	3,365	418	(2,369)	49,294
Total assets	**639,196**	**106,951**	**14,627**	**(31,780)**	**728,994**
Liabilities					
Liabilities held for trading	50,755	29	220	(442)	50,562
Due to banks	174,780	4,783	3,476	(7,856)	175,183
Due to customers	263,285	232	22	(10,936)	252,603
Liabilities arising from insurance and investment contracts	29	58,108		(2,028)	56,109
Liabilities related to unit-linked contracts		26,151			26,151
Debt certificates	76,827	5	7,705	(810)	83,727
Subordinated liabilities	12,490	1,592	1,962	(2,287)	13,757
Other borrowings	5,023	1,317	821	(5,462)	1,699
Provisions	795	111	1		907
Current and deferred tax liabilities	1,309	2,005	279	36	3,629
Accrued interest and other liabilities	40,720	4,414	543	(666)	45,011
Total liabilities	**626,013**	**98,747**	**15,029**	**(30,451)**	**709,338**
Shareholders' equity	12,975	7,713	(430)	(1,329)	18,929
Minority interests	208	491	28		727
Total equity	**13,183**	**8,204**	**(402)**	**(1,329)**	**19,656**
Total liabilities and equity	**639,196**	**106,951**	**14,627**	**(31,780)**	**728,994**

14.6 Income statement by activity

	Banking	Insurance	General	Eliminations	2007 Total
Income					
Interest income	92,653	3,512	573	(1,869)	94,869
Insurance premiums	9	15,021		(96)	14,934
Dividend and other investment income	226	876	12	(28)	1,086
Share in result of associates and joint ventures	282	94		(17)	359
Realised capital gains (losses) on investments	881	1,227	128	(103)	2,133
Other realised and unrealised gains and losses	1,278	(206)	(194)	298	1,176
Fee and commission income	4,243	545		(388)	4,400
Income related to investments for unit-linked contracts		626		22	648
Other income	303	688	70	(209)	852
Total income	**99,875**	**22,383**	**589**	**(2,390)**	**120,457**
Expenses					
Interest expense	(87,386)	(851)	(875)	1,758	(87,354)
Insurance claims and benefits	(4)	(14,256)		185	(14,075)
Charges related to unit-linked contracts		(1,426)			(1,426)
Change in impairments	(2,835)	(207)			(3,042)
Fee and commission expense	(1,178)	(1,535)	(19)	388	(2,344)
Depreciation and amortisation of tangible and intangible assets	(381)	(231)			(612)
Staff expenses	(4,026)	(892)	(49)	(13)	(4,980)
Other expenses	(2,642)	(1,217)	(169)	230	(3,798)
Total expenses	**(98,452)**	**(20,615)**	**(1,112)**	**2,548**	**(117,631)**
Profit before taxation	**1,423**	**1,768**	**(523)**	**158**	**2,826**
Income tax expense	359	(183)	77	(18)	235
Net profit for the period	**1,782**	**1,585**	**(446)**	**140**	**3,061**
Net gain on discontinued operations		1,013			1,013
Net profit before minority interests	**1,782**	**2,598**	**(446)**	**140**	**4,074**
Net profit attributable to minority interests	14	64	2		80
Net profit attributable to shareholders	**1,768**	**2,534**	**(448)**	**140**	**3,994**

					2006
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Income					
Interest income	70,197	3,167	620	(1,401)	72,583
Insurance premiums	12	14,049		(77)	13,984
Dividend and other investment income	200	796	9	(9)	996
Share in result of associates and joint ventures	87	51		(1)	137
Realised capital gains (losses) on investments	576	576		(15)	1,137
Other realised and unrealised gains and losses	1,339	(17)	54	(14)	1,362
Fee and commission income	3,584	478		(328)	3,734
Income related to investments for unit-linked contracts		1,949		(20)	1,929
Other income	260	519	78	(178)	679
Total income	**76,255**	**21,568**	**761**	**(2,043)**	**96,541**
Expenses					
Interest expense	(65,111)	(565)	(770)	1,325	(65,121)
Insurance claims and benefits	(6)	(13,306)		161	(13,151)
Charges related to unit-linked contracts		(2,374)			(2,374)
Change in impairments	(158)	(36)			(194)
Fee and commission expense	(820)	(1,430)		328	(1,922)
Depreciation and amortisation of tangible and intangible assets	(350)	(226)			(576)
Staff expenses	(3,625)	(811)	(43)	(6)	(4,485)
Other expenses	(2,334)	(1,030)	(153)	181	(3,336)
Total expenses	**(72,404)**	**(19,778)**	**(966)**	**1,989**	**(91,159)**
Profit before taxation	**3,851**	**1,790**	**(205)**	**(54)**	**5,382**
Income tax expense	(692)	(390)	52		(1,030)
Net profit for the period	**3,159**	**1,400**	**(153)**	**(54)**	**4,352**
Net gain on discontinued operations		61			61
Net profit before minority interests	**3,159**	**1,461**	**(153)**	**(54)**	**4,413**
Net profit attributable to minority interests	10	41	11		62
Net profit attributable to shareholders	**3,149**	**1,420**	**(164)**	**(54)**	**4,351**

					2005
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Income					
Interest income	64,695	2,703	647	(1,200)	66,845
Insurance premiums	13	12,980		(74)	12,919
Dividend and other investment income	188	736	8	(14)	918
Share in result of associates and joint ventures	71	23	7	(4)	97
Realised capital gains (losses) on investments	712	493	444	(7)	1,642
Other realised and unrealised gains and losses	805	16	94	(37)	878
Fee and commission income	2,894	415		(185)	3,124
Income related to investments for unit-linked contracts		3,255		(31)	3,224
Other income	259	481	9	(37)	712
Total income	**69,637**	**21,102**	**1,209**	**(1,589)**	**90,359**
Expenses					
Interest expense	(60,042)	(505)	(813)	1,133	(60,227)
Insurance claims and benefits	(6)	(11,944)		162	(11,788)
Charges related to unit-linked contracts		(3,709)			(3,709)
Change in impairments	(209)	(26)			(235)
Fee and commission expense	(604)	(1,196)		185	(1,615)
Depreciation and amortisation of tangible and intangible assets	(308)	(240)			(548)
Staff expenses	(3,370)	(868)	(43)	(10)	(4,291)
Other expenses	(1,919)	(942)	(37)	42	(2,856)
Total expenses	**(66,458)**	**(19,430)**	**(893)**	**1,512**	**(85,269)**
Profit before taxation	**3,179**	**1,672**	**316**	**(77)**	**5,090**
Income tax expense	(734)	(473)	43		(1,164)
Net profit for the period	**2,445**	**1,199**	**359**	**(77)**	**3,926**
Net gain on discontinued operations		60			60
Net profit before minority interests	**2,445**	**1,259**	**359**	**(77)**	**3,986**
Net profit attributable to minority interests	11	34			45
Net profit attributable to shareholders	**2,434**	**1,225**	**359**	**(77)**	**3,941**

14.7 Balance sheet of banking segments

	Retail Banking Network	Retail Banking Asset Management	Merchant & Private Banking Clients	Merchant & Private Banking Skills	Other Banking	Eliminations	Banking
							31 December 2007
Assets							
Cash and cash equivalents	11,176	1,025	7,559	31,931	48,243	(72,932)	27,002
Assets held for trading	138	24	106	76,481	627	(2,029)	75,347
Due from banks	44,375	20	43,867	224,228	64,294	(258,438)	118,346
Due from customers	162,240	4	165,484	179,801	142,827	(335,055)	315,301
Investments:							
- *Held to maturity*					*4,234*		*4,234*
- *Available for sale*	*119*	*28*	*110*	*58,164*	*48,246*	*(3,487)*	*103,180*
- *Held at fair value through profit or loss*			*72*	*3,465*	*3,261*	*(1,080)*	*5,718*
- *Investment property*			*40*	*582*	*117*	*(51)*	*688*
- *Associates and joint ventures*	*158*	*49*	*5*	*2,976*	*24,384*		*27,572*
	277	77	227	65,187	80,242	(4,618)	141,392
Reinsurance and other receivables	76	215	2,156	8,957	2,005	(6,863)	6,546
Property, plant and equipment	50	33	70	691	3,750	(1,879)	2,715
Goodwill and other intangible assets	589	145	60	386	717	(338)	1,559
Accrued interest and other assets	1,500	81	3,258	68,783	16,634	(11,384)	78,872
Total assets	**220,421**	**1,624**	**222,787**	**656,445**	**359,339**	**(693,536)**	**767,080**
Liabilities							
Liabilities held for trading	138		87	89,700	1,013	(1,481)	89,457
Due to banks	68,141	575	68,595	273,910	142,755	(361,835)	192,141
Due to customers	148,728	305	150,862	166,369	115,684	(314,784)	267,164
Liabilities arising from insurance and investment contracts					39		39
Debt certificates	381		400	60,321	34,969	(1,017)	95,054
Subordinated liabilities	68	40	230	5,283	18,547	(1,071)	23,097
Other borrowings	17	5	177	4,302	1,661	(3,496)	2,666
Provisions	88	1	180	385	538	(351)	841
Current and deferred tax liabilities	117	50	53	456	850	(102)	1,424
Accrued interest and other liabilities	2,743	648	2,203	55,719	9,550	(9,399)	61,464
Total liabilities	**220,421**	**1,624**	**222,787**	**656,445**	**325,606**	**(693,536)**	**733,347**
Shareholders' equity					33,304		33,304
Minority interests					429		429
Total equity					**33,733**		**33,733**
Total liabilities and equity	**220,421**	**1,624**	**222,787**	**656,445**	**359,339**	**(693,536)**	**767,080**
Due from external customers	84,507	4	94,316	92,673	18,742		290,242
Due from internal customers	77,733		71,168	87,128	124,085	(335,055)	25,059
Due from customers	**162,240**	**4**	**165,484**	**179,801**	**142,827**	**(335,055)**	**315,301**
Due to external customers	91,420	300	73,748	80,951	13,324		259,743
Due to internal customers	57,308	5	77,114	85,418	102,360	(314,784)	7,421
Due to customers	**148,728**	**305**	**150,862**	**166,369**	**115,684**	**(314,784)**	**267,164**

							31 December 2006
	Retail Banking Network	*Retail Banking Asset Management*	*Merchant & Private Banking Clients*	*Merchant & Private Banking Skills*	*Other Banking*	*Eliminations*	*Total Banking*
Assets							
Cash and cash equivalents	10,783	975	2,637	63,290	84,890	(141,784)	20,791
Assets held for trading	5	21	114	70,858	697	(1,060)	70,635
Due from banks	31,055		41,948	236,538	142,887	(363,015)	89,413
Due from customers	153,233	23	135,679	161,932	139,124	(304,114)	285,877
Investments:							
- *Held to maturity*					*4,505*		*4,505*
- *Available for sale*	*177*	*48*	*95*	*76,108*	*54,801*	*(3,411)*	*127,818*
- *Held at fair value through profit or loss*			*25*	*3,333*	*609*	*(432)*	*3,535*
- *Investment property*			*4*	*513*	*138*	*(55)*	*600*
- *Associates and joint ventures*	*106*	*18*	*22*	*975*	*198*		*1,319*
	283	66	146	80,929	60,251	(3,898)	137,777
Reinsurance and other receivables	23	221	2,251	5,507	1,472	(3,369)	6,105
Property, plant and equipment	53	33	66	215	3,453	(1,667)	2,153
Goodwill and other intangible assets	329	131	58	305	258	(101)	980
Accrued interest and other assets	1,204	80	2,077	53,275	14,250	(9,959)	60,927
Total assets	**196,968**	**1,550**	**184,976**	**672,849**	**447,282**	**(828,967)**	**674,658**
Liabilities							
Liabilities held for trading			91	64,823	1,066	(1,723)	64,257
Due to banks	60,345	591	60,585	345,917	226,018	(516,295)	177,161
Due to customers	133,599	521	122,925	150,537	135,854	(283,380)	260,056
Liabilities arising from insurance and investment contracts					40		40
Debt certificates	463		65	60,146	32,693	(3,007)	90,360
Subordinated liabilities	78	40	423	1,402	17,254	(5,117)	14,080
Other borrowings	25		248	5,547	1,295	(4,937)	2,178
Provisions	99	1	241	47	791	(462)	717
Current and deferred tax liabilities	79	25	95	828	815	(373)	1,469
Accrued interest and other liabilities	2,280	372	303	43,602	14,592	(13,673)	47,476
Total liabilities	**196,968**	**1,550**	**184,976**	**672,849**	**430,418**	**(828,967)**	**657,794**
Shareholders' equity					16,666		16,666
Minority interests					198		198
Total equity					**16,864**		**16,864**
Total liabilities and equity	**196,968**	**1,550**	**184,976**	**672,849**	**447,282**	**(828,967)**	**674,658**
Due from external customers	77,886	23	84,525	86,918	30,018		279,370
Due from internal customers	75,347		51,154	75,014	109,106	(304,114)	6,507
Due from customers	**153,233**	**23**	**135,679**	**161,932**	**139,124**	**(304,114)**	**285,877**
Due to external customers	91,201	521	67,093	82,610	12,649		254,074
Due to internal customers	42,398		55,832	67,927	123,205	(283,380)	5,982
Due to customers	**133,599**	**521**	**122,925**	**150,537**	**135,854**	**(283,380)**	**260,056**

31 December 2005

	Retail banking	Merchant banking	Commercial & Private Banking	Other Banking	Eliminations	Total Banking
Assets						
Cash and cash equivalents	10,023	46,846	10,522	31,307	(73,104)	25,594
Assets held for trading	205	62,112	37	1,301	(825)	62,830
Due from banks	24,565	141,536	27,533	45,200	(158,780)	80,054
Due from customers	159,311	169,360	70,979	107,670	(229,458)	277,862
Investments:						
- *Held to maturity*				*4,670*		*4,670*
- *Available for sale*	*28*	*73,161*	*312*	*53,659*	*(462)*	*126,698*
- *Held at fair value through profit or loss*		*2,094*	*26*	*349*	*(179)*	*2,290*
- *Investment property*			*306*	*141*	*(45)*	*402*
- *Associates and joint ventures*	*170*	*788*	*43*	*253*		*1,254*
	198	76,043	687	59,072	(686)	135,314
Reinsurance and other receivables	181	2,711	1,790	3,853	(1,525)	7,010
Property, plant and equipment	37	107	87	2,972	(1,185)	2,018
Goodwill and other intangible assets	14	5	167	468	(20)	634
Accrued interest and other assets	686	40,427	1,365	13,869	(8,467)	47,880
Total assets	**195,220**	**539,147**	**113,167**	**265,712**	**(474,050)**	**639,196**
Liabilities						
Liabilities held for trading	1	51,012	40	(12)	(286)	50,755
Due to banks	52,595	235,603	43,678	88,146	(245,242)	174,780
Due to customers	138,340	162,935	67,222	100,183	(205,395)	263,285
Liabilities arising from insurance and investment contracts				29		29
Debt certificates	639	47,110	186	31,398	(2,506)	76,827
Subordinated liabilities	79	2,396	244	11,968	(2,197)	12,490
Other borrowings	29	417	243	4,782	(448)	5,023
Provisions	94	188	128	873	(488)	795
Current and deferred tax liabilities	115	661	83	772	(322)	1,309
Accrued interest and other liabilities	3,328	38,825	1,343	14,390	(17,166)	40,720
Total liabilities	**195,220**	**539,147**	**113,167**	**252,529**	**(474,050)**	**626,013**
Shareholders' equity				12,975		12,975
Minority interests				208		208
Total equity				**13,183**		**13,183**
Total liabilities and equity	**195,220**	**539,147**	**113,167**	**265,712**	**(474,050)**	**639,196**
Due from external customers	67,391	120,757	52,865	32,212		273,225
Due from internal customers	91,920	48,603	18,114	75,458	(229,458)	4,637
Due from customers	**159,311**	**169,360**	**70,979**	**107,670**	**(229,458)**	**277,862**
Due to external customers	85,068	113,834	39,395	14,049		252,346
Due to internal customers	53,272	49,101	27,827	86,134	(205,395)	10,939
Due to customers	**138,340**	**162,935**	**67,222**	**100,183**	**(205,395)**	**263,285**

14.8 Income statement of banking segments

							2007
	Retail Banking Network	*Retail Banking Asset Management*	*Merchant & Private Banking Clients*	*Merchant & Private Banking Skills*	*Other Banking*	*Eliminations*	*Total Banking*
Income							
Interest income	12,079	27	10,040	109,562	22,196	(61,251)	92,653
Interest expense	(9,382)	(37)	(8,144)	(108,840)	(22,239)	61,256	(87,386)
Net interest income	2,697	(10)	1,896	722	(43)	5	5,267
Fee and commission income	951	991	916	1,191	257	(63)	4,243
Fee and commission expense	146	(555)	(74)	(478)	(275)	58	(1,178)
Net fee and commission income	1,097	436	842	713	(18)	(5)	3,065
Insurance premiums					9		9
Dividend, share in result of associates and joint ventures and other investment income	8	10	19	172	299		508
Realised capital gains (losses) on investments	64		30	166	576	45	881
Other realised and unrealised gains and losses	49	11	123	855	237	3	1,278
Other income	497	5	275	191	(628)	(37)	303
Total income, net of interest expense	**4,412**	**452**	**3,185**	**2,819**	**432**	**11**	**11,311**
Change in impairments	(142)	(9)	123	(2,790)	(11)	(6)	(2,835)
Net revenues	**4,270**	**443**	**3,308**	**29**	**421**	**5**	**8,476**
Expenses							
Staff expenses	(1,146)	(174)	(658)	(716)	(865)	(467)	(4,026)
Depreciation and amortisation of tangible and intangible assets	(23)	(13)	(14)	(54)	(252)	(25)	(381)
Other expenses	(459)	(101)	(203)	(384)	(1,265)	(230)	(2,642)
Insurance claims and benefits					(4)		(4)
Allocation expense	(1,331)	(12)	(864)	(629)	2,119	717	
Total expenses	**(2,959)**	**(300)**	**(1,739)**	**(1,783)**	**(267)**	**(5)**	**(7,053)**
Profit before taxation	**1,311**	**143**	**1,569**	**(1,754)**	**154**		**1,423**
Income tax expense	(309)	(35)	(336)	1,035	4		359
Net profit before minority interests	**1,002**	**108**	**1,233**	**(719)**	**158**		**1,782**
Net profit attributable to minority interests					14		14
Net profit attributable to shareholders	**1,002**	**108**	**1,233**	**(719)**	**144**		**1,768**
Net revenues from external customers	2,648	464	4,190	342	3,046		10,690
Net revenues internal	1,622	(21)	(882)	(313)	(2,625)	5	(2,214)
Net revenues	**4,270**	**443**	**3,308**	**29**	**421**	**5**	**8,476**
Non-cash expenses (excl. depreciation & amortisation)	176		82	1,455	(23)		1,690

							2006
	Retail Banking Network	Retail Banking Asset Management	Merchant & Private Banking Clients	Merchant & Private Banking Skills	Other Banking	Eliminations	Total Banking
Income							
Interest income	9,916	29	7,169	67,981	14,382	(29,280)	70,197
Interest expense	(7,241)	(29)	(5,652)	(67,359)	(14,110)	29,280	(65,111)
Net interest income	2,675		1,517	622	272		5,086
Fee and commission income	1,225	795	874	901	125	(336)	3,584
Fee and commission expense	(209)	(449)	(101)	(263)	(127)	329	(820)
Net fee and commission income	1,016	346	773	638	(2)	(7)	2,764
Insurance premiums					12		12
Dividend, share in result of associates and joint ventures and other investment income	15	3	17	125	127		287
Realised capital gains (losses) on investments	10		46	94	426		576
Other realised and unrealised gains and losses	39	6	(16)	1,010	300		1,339
Other income	664	6	370	151	(856)	(75)	260
Total income, net of interest expense	**4,419**	**361**	**2,707**	**2,640**	**279**	**(82)**	**10,324**
Change in impairments	(151)	1	10	(31)	13		(158)
Net revenues	**4,268**	**362**	**2,717**	**2,609**	**292**	**(82)**	**10,166**
Expenses							
Staff expenses	(1,107)	(142)	(554)	(572)	(890)	(360)	(3,625)
Depreciation and amortisation of tangible and intangible assets	(30)	(8)	(13)	(38)	(244)	(17)	(350)
Other expenses	(411)	(79)	(197)	(388)	(1,198)	(61)	(2,334)
Insurance claims and benefits					(6)		(6)
Allocation expense	(1,371)	(11)	(758)	(425)	2,045	520	
Total expenses	**(2,919)**	**(240)**	**(1,522)**	**(1,423)**	**(293)**	**82**	**(6,315)**
Profit before taxation	**1,349**	**122**	**1,195**	**1,186**	**(1)**		**3,851**
Income tax expense	(362)	(33)	(298)	20	(19)		(692)
Net profit before minority interests	**987**	**89**	**897**	**1,206**	**(20)**		**3,159**
Net profit attributable to minority interests				4	6		10
Net profit attributable to shareholders	**987**	**89**	**897**	**1,202**	**(26)**		**3,149**
Net revenues from external customers	2,390	365	3,287	237	3,708		9,987
Net revenues internal	1,878	(3)	(570)	2,372	(3,416)	(82)	179
Net revenues	**4,268**	**362**	**2,717**	**2,609**	**292**	**(82)**	**10,166**
Non-cash expenses (excl. depreciation & amortisation)	(89)		(167)	(1,063)	590		(1,909)

						2005
			Commercial &			
	Retail	*Merchant*	*Private*	*Other*		*Total*
	banking	*banking*	*banking*	*banking*	*Eliminations*	*Banking*
Income						
Interest income	10,380	65,550	4,324	14,188	(29,747)	64,695
Interest expense	(7,913)	(64,786)	(3,293)	(13,797)	29,747	(60,042)
Net interest income	2,467	764	1,031	391		4,653
Fee and commission income	1,623	654	759	(22)	(120)	2,894
Fee and commission expense	(531)	(195)	(57)	59	120	(604)
Net fee and commission income	1,092	459	702	37		2,290
Insurance premiums				13		13
Dividend, share in result of associates and joint ventures and other investment income	16	114	39	107	(17)	259
Realised capital gains (losses) on investments	63	318	16	353	(38)	712
Other realised and unrealised gains and losses	43	527	62	127	46	805
Other income	513	126	238	(574)	(44)	259
Total income, net of interest expense	**4,194**	**2,308**	**2,088**	**454**	**(53)**	**8,991**
Change in impairments	(130)	107	(153)	(33)		(209)
Net revenues	**4,064**	**2,415**	**1,935**	**421**	**(53)**	**8,782**
Expenses						
Staff expenses	(1,111)	(603)	(566)	(1,090)		(3,370)
Depreciation and amortisation of tangible and intangible assets	(15)	(8)	(31)	(254)		(308)
Other expenses	(370)	(356)	(246)	147	(1,094)	(1,919)
Insurance claims and benefits				(6)		(6)
Allocation expense	(1,262)	(359)	(446)	920	1,147	
Total expenses	**(2,758)**	**(1,326)**	**(1,289)**	**(283)**	**53**	**(5,603)**
Profit before taxation	**1,306**	**1,089**	**646**	**138**		**3,179**
Income tax expense	(444)	(76)	(186)	(28)		(734)
Net profit before minority interest	**862**	**1,013**	**460**	**110**		**2,445**
Net profit attributable to minority interests		6		5		11
Net profit attributable to shareholders	**862**	**1,007**	**460**	**105**		**2,434**
Net revenues from external customers	2,396	1,176	2,004	3,178		8,754
Net revenues internal	1,668	1,239	(69)	(2,757)	(53)	28
Net revenues	**4,064**	**2,415**	**1,935**	**421**	**(53)**	**8,782**
Non-cash expenses (excl. depreciation & amortisation)	(32)	(82)	(43)	(72)		(229)

14.9 Balance sheet of insurance segments

					31 December 2007
	Insurance Belgium	*Insurance Netherlands*	*Insurance International*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	1,211	543	628	(69)	2,313
Assets held for trading	74	183	2		259
Due from banks	1,038	943	162		2,143
Due from customers	2,161	4,632	87	(56)	6,824
Investments:					
- *Available for sale*	*35,793*	*15,569*	*9,950*		*61,312*
- *Held at fair value through profit or loss*	*285*	*1,475*	*123*		*1,883*
- *Investment property*	*1,148*	*1,673*	*163*		*2,984*
- *Associates and joint ventures*	*42*	*185*	*324*		*551*
	37,268	18,902	10,560		66,730
Investments related to unit-linked contracts	8,155	10,234	13,006		31,395
Reinsurance and other receivables	690	1,634	929	(75)	3,178
Property, plant and equipment	1,024	226	39		1,289
Goodwill and other intangible assets	262	406	1,112		1,780
Accrued interest and other assets	1,458	1,337	556	(63)	3,288
Total assets	**53,341**	**39,040**	**27,081**	**(263)**	**119,199**
Liabilities					
Liabilities held for trading	2	23			25
Due to banks	2,727	1,207	159		4,093
Due to customers	52	16	102		170
Liabilities arising from insurance and investment contracts	36,685	20,045	9,953	(84)	66,599
Liabilities related to unit-linked contracts	8,155	10,633	13,000		31,788
Debt certificates		5			5
Subordinated liabilities	644	701	25	(14)	1,356
Other borrowings	51	966	1,109	(89)	2,037
Provisions	21	26	11		58
Current and deferred tax liabilities	392	279	113		784
Accrued interest and other liabilities	1,359	2,600	563	(72)	4,450
Total liabilities	**50,088**	**36,501**	**25,035**	**(259)**	**111,365**
Shareholders' equity	3,176	2,307	1,679	(4)	7,158
Minority interests	77	232	367		676
Total equity	**3,253**	**2,539**	**2,046**	**(4)**	**7,834**
Total liabilities and equity	**53,341**	**39,040**	**27,081**	**(263)**	**119,199**
Due from external customers	2,093	4,577	74		6,744
Due from internal customers	68	55	13	(56)	80
Due from customers	**2,161**	**4,632**	**87**	**(56)**	**6,824**
Due to external customers	52	16	102		170
Due to internal customers					
Due to customers	**52**	**16**	**102**		**170**

					31 December 2006
	Insurance Belgium	*Insurance Netherlands*	*Insurance International*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	663	1,110	596	(129)	2,240
Assets held for trading	36	160			196
Due from banks	2,262	1,177	100		3,539
Due from customers	2,226	4,951	50	(66)	7,161
Investments:					
- *Available for sale*	*33,989*	*16,059*	*8,956*	*(3)*	*59,001*
- *Held at fair value through profit or loss*	*545*	*1,748*	*59*		*2,352*
- *Investment property*	*783*	*1,625*	*39*		*2,447*
- *Associates and joint ventures*	*73*	*212*	*264*		*549*
	35,390	19,644	9,318	(3)	64,349
Investments related to unit-linked contracts	8,213	9,504	11,148		28,865
Reinsurance and other receivables	662	1,849	956	(369)	3,098
Property, plant and equipment	1,004	330	35		1,369
Goodwill and other intangible assets	227	429	625		1,281
Accrued interest and other assets	1,089	1,297	499	(56)	2,829
Total assets	**51,772**	**40,451**	**23,327**	**(623)**	**114,927**
Liabilities					
Liabilities held for trading	1	27			28
Due to banks	4,502	1,691	341	(1)	6,533
Due to customers	56	12	126		194
Liabilities arising from insurance and investment contracts	32,880	20,234	8,688	(80)	61,722
Liabilities related to unit-linked contracts	8,213	9,797	11,146		29,156
Debt certificates		5			5
Subordinated liabilities	643	782	29	(35)	1,419
Other borrowings	47	1,305	68	(155)	1,265
Provisions	11	26	63		100
Current and deferred tax liabilities	334	417	204		955
Accrued interest and other liabilities	1,475	2,673	713	(352)	4,509
Total liabilities	**48,162**	**36,969**	**21,378**	**(623)**	**105,886**
Shareholders' equity	3,534	3,256	1,573		8,363
Minority interests	76	226	376		678
Total equity	**3,610**	**3,482**	**1,949**		**9,041**
Total liabilities and equity	**51,772**	**40,451**	**23,327**	**(623)**	**114,927**
Due from external customers	2,153	4,875	49		7,077
Due from internal customers	73	76	1	(66)	84
Due from customers	**2,226**	**4,951**	**50**	**(66)**	**7,161**
Due to external customers	56	13	77		146
Due to internal customers		(1)	49		48
Due to customers	**56**	**12**	**126**		**194**

					31 December 2005
	Insurance Belgium	*Insurance Netherlands*	*Insurance International*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	1,014	677	856	(126)	2,421
Assets held for trading	276	123			399
Due from banks	2,282	1,195	240		3,717
Due from customers	2,252	6,332	81	(1,033)	7,632
Investments:					
- *Available for sale*	*29,867*	*14,775*	*8,282*		*52,924*
- *Held at fair value through profit or loss*	*633*	*1,585*	*29*		*2,247*
- *Investment property*	*716*	*1,382*	*46*		*2,144*
- *Associates and joint ventures*	*41*	*214*	*220*	*1*	*476*
	31,257	17,956	8,577	1	57,791
Investments related to unit-linked contracts	8,157	8,454	9,304	(8)	25,907
Reinsurance and other receivables	562	1,729	1,003	(42)	3,252
Property, plant and equipment	983	163	33		1,179
Goodwill and other intangible assets	208	415	665		1,288
Accrued interest and other assets	1,530	1,462	433	(60)	3,365
Total assets	**48,521**	**38,506**	**21,192**	**(1,268)**	**106,951**
Liabilities					
Liabilities held for trading	1	27	1		29
Due to banks	3,906	15	877	(15)	4,783
Due to customers	61	92	87	(8)	232
Liabilities arising from insurance and investment contracts	29,703	20,345	8,163	(103)	58,108
Liabilities related to unit-linked contracts	8,158	8,658	9,335		26,151
Debt certificates		5			5
Subordinated liabilities	250	2,094	62	(814)	1,592
Other borrowings	61	1,358	117	(219)	1,317
Provisions	20	39	52		111
Current and deferred tax liabilities	1,205	587	213		2,005
Accrued interest and other liabilities	1,175	2,738	610	(109)	4,414
Total liabilities	**44,540**	**35,958**	**19,517**	**(1,268)**	**98,747**
Shareholders' equity	3,906	2,497	1,310		7,713
Minority interests	75	51	365		491
Total equity	**3,981**	**2,548**	**1,675**		**8,204**
Total liabilities and equity	**48,521**	**38,506**	**21,192**	**(1,268)**	**106,951**
Due from external customers	2,175	5,307	51		7,533
Due from internal customers	77	1,025	30	(1,033)	99
Due from customers	**2,252**	**6,332**	**81**	**(1,033)**	**7,632**
Due to external customers	61	84	81		226
Due to internal customers		8	6	(8)	6
Due to customers	**61**	**92**	**87**	**(8)**	**232**

14.10 Income statement of insurance segments

	Insurance Belgium Life	Insurance Belgium Non-life	Insurance Netherlands Life	Insurance Netherlands Non-life	Insurance International Life	Insurance International Non-life	Eliminations	2007 Total Insurance
Income								
Interest income	1,684	171	1,082	157	290	138	(10)	3,512
Insurance premiums	4,969	1,357	3,108	2,090	1,611	1,938	(52)	15,021
Dividend and other investment income	505	66	276	22	18	5	(16)	876
Share in result of associates and joint ventures	4		37		46	7		94
Realised capital gains (losses) on investments	234	25	761	106	72	29		1,227
Other realised and unrealised gains and losses	(103)	3	(76)	(23)	(1)	(6)		(206)
Fee and commission income	126	5	19	95	161	141	(2)	545
Income related to investments for unit-linked contracts	157		119		350			626
Other income	91	72	184	151	23	199	(32)	688
Total income	**7,667**	**1,699**	**5,510**	**2,598**	**2,570**	**2,451**	**(112)**	**22,383**
Expenses								
Interest expense	(382)	(50)	(314)	(61)	(25)	(28)	9	(851)
Insurance claims and benefits	(5,796)	(905)	(2,831)	(1,459)	(1,539)	(1,777)	51	(14,256)
Charges related to unit-linked contracts	(157)		(785)		(484)			(1,426)
Change in impairments	(40)	(5)	(129)	(29)	(1)	(3)		(207)
Fee and commission expense	(314)	(273)	(153)	(401)	(139)	(257)	2	(1,535)
Depreciation and amortisation of tangible and intangible assets	(53)	(31)	(62)	(6)	(71)	(8)		(231)
Staff expenses	(236)	(143)	(138)	(157)	(80)	(138)		(892)
Other expenses	(262)	(153)	(357)	(210)	(86)	(193)	44	(1,217)
Total expenses	**(7,240)**	**(1,560)**	**(4,769)**	**(2,323)**	**(2,425)**	**(2,404)**	**106**	**(20,615)**
Profit before taxation	**427**	**139**	**741**	**275**	**145**	**47**	**(6)**	**1,768**
Income tax expense	3	(40)	(67)	(44)	(26)	(9)		(183)
Net profit for the period	**430**	**99**	**674**	**231**	**119**	**38**	**(6)**	**1,585**
Net gain on discontinued operations					826	187		1,013
Net profit before minority interests	**430**	**99**	**674**	**231**	**945**	**225**	**(6)**	**2,598**
Net profit attributable to minority interests	5	1	16		33	9		64
Net profit attributable to shareholders	**425**	**98**	**658**	**231**	**912**	**216**	**(6)**	**2,534**
Total income from external customers	7,250	1,645	5,360	2,560	2,560	2,393		21,768
Total income internal	417	54	150	38	10	58	(112)	615
Total income	**7,667**	**1,699**	**5,510**	**2,598**	**2,570**	**2,451**	**(112)**	**22,383**
Non-cash expenses (excl. depreciation & amortisation)	(134)	(10)	(408)	(72)	(274)	(2)		(900)

								2006
	Insurance Belgium		*Insurance Netherlands*		*Insurance International*		*Eliminations*	*Total Insurance*
	Life	*Non-life*	*Life*	*Non-life*	*Life*	*Non-life*		
Income								
Interest income	1,326	141	1,224	147	222	120	(13)	3,167
Insurance premiums	4,353	1,253	3,437	1,944	1,357	1,739	(34)	14,049
Dividend and other investment income	450	64	259	31	8	6	(22)	796
Share in result of associates and joint ventures	2		28	3	12	6		51
Realised capital gains (losses) on investments	270	26	194	36	46	4		576
Other realised and unrealised gains and losses	(12)	3	5	(17)	1	3		(17)
Fee and commission income	108	6	31	91	117	125		478
Income related to investments for unit-linked contracts	564		998		387			1,949
Other income	92	53	109	38	13	240	(26)	519
Total income	**7,153**	**1,546**	**6,285**	**2,273**	**2,163**	**2,243**	**(95)**	**21,568**
Expenses								
Interest expense	(184)	(25)	(280)	(59)	(12)	(18)	13	(565)
Insurance claims and benefits	(5,100)	(798)	(3,524)	(1,191)	(1,259)	(1,469)	35	(13,306)
Charges related to unit-linked contracts	(532)		(1,286)		(556)			(2,374)
Change in impairments	(10)	(1)	(20)	(4)	1	(2)		(36)
Fee and commission expense	(287)	(247)	(193)	(384)	(66)	(253)		(1,430)
Depreciation and amortisation of tangible and intangible assets	(45)	(28)	(72)	(8)	(64)	(9)		(226)
Staff expenses	(206)	(134)	(146)	(154)	(47)	(124)		(811)
Other expenses	(259)	(145)	(251)	(176)	(90)	(156)	47	(1,030)
Total expenses	**(6,623)**	**(1,378)**	**(5,772)**	**(1,976)**	**(2,093)**	**(2,031)**	**95**	**(19,778)**
Profit before taxation	**530**	**168**	**513**	**297**	**70**	**212**		**1,790**
Income tax expense	(93)	(48)	(101)	(78)	(10)	(60)		(390)
Net profit for the period	**437**	**120**	**412**	**219**	**60**	**152**		**1,400**
Net gain on discontinued operations					48	13		61
Net profit before minority interests	**437**	**120**	**412**	**219**	**108**	**165**		**1,461**
Net profit attributable to minority interests	3	1	7		23	7		41
Net profit attributable to shareholders	**434**	**119**	**405**	**219**	**85**	**158**		**1,420**
Total income from external customers	6,971	1,519	6,136	2,241	2,151	2,214		21,232
Total income internal	182	27	149	32	12	29	(95)	336
Total income	**7,153**	**1,546**	**6,285**	**2,273**	**2,163**	**2,243**	**(95)**	**21,568**
Non-cash expenses (excl. depreciation & amortisation)	(51)	(12)	(249)	(39)	(181)	(21)		(553)

	2005							
	Insurance Belgium		*Insurance Netherlands*		*Insurance International*		*Eliminations*	*Total Insurance*
	Life	*Non-life*	*Life*	*Non-life*	*Life*	*Non-life*		
Income								
Interest income	1,198	117	1,006	143	187	113	(61)	2,703
Insurance premiums	4,139	1,159	2,635	1,989	1,482	1,640	(64)	12,980
Dividend and other investment income	394	72	249	20	11	5	(15)	736
Share in result of associates and joint ventures	2		25	2	(12)	6		23
Realised capital gains (losses) on investments	119	9	256	72	29	8		493
Other realised and unrealised gains and losses	24		(8)	(2)	2			16
Fee and commission income	88	12	35	80	96	115	(11)	415
Income related to investments for unit-linked contracts	1,009		1,567		679			3,255
Other income	66	67	120	82	12	163	(29)	481
Total income	**7,039**	**1,436**	**5,885**	**2,386**	**2,486**	**2,050**	**(180)**	**21,102**
Expenses								
Interest expense	(125)	(11)	(381)	(16)	(16)	(17)	61	(505)
Insurance claims and benefits	(4,709)	(750)	(2,493)	(1,311)	(1,389)	(1,350)	58	(11,944)
Charges related to unit-linked contracts	(975)		(1,916)		(818)			(3,709)
Change in impairments	(29)	(1)	(18)	(5)	12	15		(26)
Fee and commission expense	(180)	(214)	(144)	(400)	(54)	(215)	11	(1,196)
Depreciation and amortisation of tangible and intangible assets	(50)	(30)	(76)	(9)	(69)	(6)		(240)
Staff expenses	(216)	(153)	(183)	(164)	(45)	(106)	(1)	(868)
Other expenses	(210)	(137)	(245)	(159)	(81)	(161)	51	(942)
Total expenses	**(6,494)**	**(1,296)**	**(5,456)**	**(2,064)**	**(2,460)**	**(1,840)**	**180**	**(19,430)**
Profit before taxation	**545**	**140**	**429**	**322**	**26**	**210**		**1,672**
Income tax expense	(147)	(43)	(122)	(92)	(9)	(60)		(473)
Net profit for the period	**398**	**97**	**307**	**230**	**17**	**150**		**1,199**
Net gain on discontinued operations					49	11		60
Net profit before minority interests	**398**	**97**	**307**	**230**	**66**	**161**		**1,259**
Net profit attributable to minority interests	6	1	3		14	10		34
Net profit attributable to shareholders	**392**	**96**	**304**	**230**	**52**	**151**		**1,225**
Total income from external customers	6,895	1,410	5,755	2,328	2,522	2,025		20,935
Total income internal	144	26	130	58	13	36	(180)	227
Total income	**7,039**	**1,436**	**5,885**	**2,386**	**2,535**	**2,061**	**(180)**	**21,162**
Non-cash expenses (excl. depreciation & amortisation)	(37)	(23)	(18)	(52)		(19)		(149)

14.11 Balance sheet of insurance: Life and Non-life

	Insurance Life	*Insurance Non-life*	*Eliminations*	*Total*
				31 December 2007
Assets				
Cash and cash equivalents	1,954	428	(69)	2,313
Assets held for trading	235	24		259
Due from banks	2,075	68		2,143
Due from customers	6,737	143	(56)	6,824
Investments:				
- *Available for sale*	*53,288*	*8,024*		*61,312*
- *Held at fair value through profit or loss*	*1,577*	*306*		*1,883*
- *Investment property*	*2,425*	*559*		*2,984*
- *Associates and joint ventures*	*470*	*81*		*551*
	57,760	8,970		66,730
Investments related to unit-linked contracts	31,395			31,395
Reinsurance and other receivables	1,144	2,109	(75)	3,178
Property, plant and equipment	1,115	174		1,289
Goodwill and other intangible assets	1,675	105		1,780
Accrued interest and other assets	2,684	667	(63)	3,288
Allocated assets	22	(22)		
Total assets	**106,796**	**12,666**	**(263)**	**119,199**
Liabilities				
Liabilities held for trading	20	5		25
Due to banks	4,006	87		4,093
Due to customers	28	142		170
Liabilities arising from insurance and investment contracts	57,987	8,696	(84)	66,599
Liabilities related to unit-linked contracts	31,788			31,788
Debt certificates	5			5
Subordinated liabilities	705	665	(14)	1,356
Other borrowings	1,765	361	(89)	2,037
Provisions	46	12		58
Current and deferred tax liabilities	659	125		784
Accrued interest and other liabilities	3,611	911	(72)	4,450
Total liabilities	**100,620**	**11,004**	**(259)**	**111,365**
Shareholders' equity	5,556	1,606	(4)	7,158
Minority interests	620	56		676
Total equity	**6,176**	**1,662**	**(4)**	**7,834**
Total liabilities and equity	**106,796**	**12,666**	**(263)**	**119,199**
Due from external customers	6,615	130		6,744
Due from internal customers	122	13	(56)	80
Due from customers	**6,737**	**143**	**(56)**	**6,824**
Due to external customers	28	142		170
Due to internal customers				
Due to customers	**28**	**142**		**170**

	31 December 2006			
	Insurance Life	*Insurance Non-life*	*Eliminations*	*Total*
Assets				
Cash and cash equivalents	1,667	702	(129)	2,240
Assets held for trading	181	15		196
Due from banks	3,489	50		3,539
Due from customers	7,038	189	(66)	7,161
Investments:				
- *Available for sale*	*50,840*	*8,164*	*(3)*	*59,001*
- *Held at fair value through profit or loss*	*2,025*	*327*		*2,352*
- *Investment property*	*2,339*	*108*		*2,447*
- *Associates and joint ventures*	*445*	*104*		*549*
	55,649	8,703	(3)	64,349
Investments related to unit-linked contracts	28,865			28,865
Reinsurance and other receivables	1,187	2,280	(369)	3,098
Property, plant and equipment	1,111	258		1,369
Goodwill and other intangible assets	1,165	116		1,281
Accrued interest and other assets	2,317	568	(56)	2,829
Allocated assets	(44)	44		
Total assets	**102,625**	**12,925**	**(623)**	**114,927**
Liabilities				
Liabilities held for trading	23	5		28
Due to banks	6,120	414	(1)	6,533
Due to customers	72	122		194
Liabilities arising from insurance and investment contracts	53,618	8,184	(80)	61,722
Liabilities related to unit-linked contracts	29,156			29,156
Debt certificates	5			5
Subordinated liabilities	783	671	(35)	1,419
Other borrowings	1,142	278	(155)	1,265
Provisions	93	7		100
Current and deferred tax liabilities	747	208		955
Accrued interest and other liabilities	3,794	1,067	(352)	4,509
Total liabilities	**95,553**	**10,956**	**(623)**	**105,886**
Shareholders' equity	6,456	1,907		8,363
Minority interests	616	62		678
Total equity	**7,072**	**1,969**		**9,041**
Total liabilities and equity	**102,625**	**12,925**	**(623)**	**114,927**
Due from external customers	6,903	174		7,077
Due from internal customers	135	15	(66)	84
Due from customers	**7,038**	**189**	**(66)**	**7,161**
Due to external customers	23	123		146
Due to internal customers	49	(1)		48
Due to customers	**72**	**122**		**194**

				31 December 2005
	Insurance Life	*Insurance Non-life*	*Eliminations*	*Total*
Assets				
Cash and cash equivalents	1,553	994	(126)	2,421
Assets held for trading	378	21		399
Due from banks	3,644	73		3,717
Due from customers	8,372	293	(1,033)	7,632
Investments:				
- *Available for sale*	*44,683*	*8,241*		*52,924*
- *Held at fair value through profit or loss*	*1,914*	333		*2,247*
- *Investment property*	*2,050*	*94*		*2,144*
- *Associates and joint ventures*	*392*	*83*	*1*	*476*
	49,039	8,751	1	57,791
Investments related to unit-linked contracts	25,915		(8)	25,907
Reinsurance and other receivables	1,496	1,798	(42)	3,252
Property, plant and equipment	892	287		1,179
Goodwill and other intangible assets	1,161	127		1,288
Accrued interest and other assets	2,813	612	(60)	3,365
Total assets	**95,263**	**12,956**	**(1,268)**	**106,951**
Liabilities				
Liabilities held for trading	24	5		29
Due to banks	4,099	699	(15)	4,783
Due to customers	104	136	(8)	232
Liabilities arising from insurance and investment contracts	50,341	7,870	(103)	58,108
Liabilities related to unit-linked contracts	26,151			26,151
Debt certificates	5			5
Subordinated liabilities	2,339	67	(814)	1,592
Other borrowings	1,346	190	(219)	1,317
Provisions	79	32		111
Current and deferred tax liabilities	1,555	450		2,005
Accrued interest and other liabilities	3,502	1,021	(109)	4,414
Total liabilities	**89,545**	**10,470**	**(1,268)**	**98,747**
Shareholders' equity	5,288	2,425		7,713
Minority interests	430	61		491
Total equity	**5,718**	**2,486**		**8,204**
Total liabilities and equity	**95,263**	**12,956**	**(1,268)**	**106,951**
Due from external customers	7,322	211		7,533
Due from internal customers	1,050	82	(1,033)	99
Due from customers	**8,372**	**293**	**(1,033)**	**7,632**
Due to external customers	93	133		226
Due to internal customers	11	3	(8)	6
Due to customers	**104**	**136**	**(8)**	**232**

14.12 Income statement of insurance: Life and Non-life

				2007
	Life	*Non-life*	*Eliminations*	*Total*
Income				
Interest income	3,056	466	(10)	3,512
Insurance premiums	9,688	5,385	(52)	15,021
Dividend and other investment income	799	93	(16)	876
Share in result of associates and joint ventures	87	7		94
Realised capital gains (losses) on investments	1,067	160		1,227
Other realised and unrealised gains and losses	(180)	(26)		(206)
Fee and commission income	306	241	(2)	545
Income related to investments for unit-linked contracts	626			626
Other income	298	422	(32)	688
Total income	**15,747**	**6,748**	**(112)**	**22,383**
Expenses				
Interest expense	(721)	(139)	9	(851)
Insurance claims and benefits	(10,166)	(4,141)	51	(14,256)
Charges related to unit-linked contracts	(1,426)			(1,426)
Change in impairments	(170)	(37)		(207)
Fee and commission expense	(606)	(931)	2	(1,535)
Depreciation and amortisation of tangible and intangible assets	(186)	(45)		(231)
Staff expenses	(454)	(438)		(892)
Other expenses	(705)	(556)	44	(1,217)
Total expenses	**(14,434)**	**(6,287)**	**106**	**(20,615)**
Profit before taxation	**1,313**	**461**	**(6)**	**1,768**
Income tax expense	(90)	(93)		(183)
Net profit for the period	**1,223**	**368**	**(6)**	**1,585**
Net gain on discontinued operations	826	187		1,013
Net profit before minority interests	**2,049**	**555**	**(6)**	**2,598**
Net profit attributable to minority interests	54	10		64
Net profit attributable to shareholders	**1,995**	**545**	**(6)**	**2,534**
Total income from external customers	15,170	6,598		21,768
Total income internal	577	150	(112)	615
Total income	**15,747**	**6,748**	**(112)**	**22,383**
Non-cash expenses (excl. depreciation & amortisation)	(816)	(84)		(900)

				2006
	Life	Non-life	Eliminations	Total
Income				
Interest income	2,772	408	(13)	3,167
Insurance premiums	9,147	4,936	(34)	14,049
Dividend and other investment income	717	101	(22)	796
Share in result of associates and joint ventures	42	9		51
Realised capital gains (losses) on investments	510	66		576
Other realised and unrealised gains and losses	(6)	(11)		(17)
Fee and commission income	256	222		478
Income related to investments for unit-linked contracts	1,949			1,949
Other income	214	331	(26)	519
Total income	**15,601**	**6,062**	**(95)**	**21,568**
Expenses				
Interest expense	(476)	(102)	13	(565)
Insurance claims and benefits	(9,883)	(3,458)	35	(13,306)
Charges related to unit-linked contracts	(2,374)			(2,374)
Change in impairments	(29)	(7)		(36)
Fee and commission expense	(546)	(884)		(1,430)
Depreciation and amortisation of tangible and intangible assets	(181)	(45)		(226)
Staff expenses	(399)	(412)		(811)
Other expenses	(600)	(477)	47	(1,030)
Total expenses	**(14,488)**	**(5,385)**	**95**	**(19,778)**
Profit before taxation	**1,113**	**677**		**1,790**
Income tax expense	(204)	(186)		(390)
Net profit for the period	**909**	**491**		**1,400**
Net gain on discontinued operations	48	13		61
Net profit before minority interests	**957**	**504**		**1,461**
Net profit attributable to minority interests	33	8		41
Net profit attributable to shareholders	**924**	**496**		**1,420**
Total income from external customers	15,306	5,987		21,293
Total income internal	343	88	(95)	336
Total income	**15,649**	**6,075**	**(95)**	**21,629**
Non-cash expenses (excl. depreciation & amortisation)	(481)	(72)		(553)

				2005
	Life	*Non-life*	*Eliminations*	*Total*
Income				
Interest income	2,391	373	(61)	2,703
Insurance premiums	8,256	4,788	(64)	12,980
Dividend and other investment income	654	97	(15)	736
Share in result of associates and joint ventures	15	8		23
Realised capital gains (losses) on investments	404	89		493
Other realised and unrealised gains and losses	18	(2)		16
Fee and commission income	219	207	(11)	415
Income related to investments for unit-linked contracts	3,255			3,255
Other income	198	312	(29)	481
Total income	**15,410**	**5,872**	**(180)**	**21,102**
Expenses				
Interest expense	(522)	(44)	61	(505)
Insurance claims and benefits	(8,591)	(3,411)	58	(11,944)
Charges related to unit-linked contracts	(3,709)			(3,709)
Change in impairments	(35)	9		(26)
Fee and commission expense	(378)	(829)	11	(1,196)
Depreciation and amortisation of tangible and intangible assets	(195)	(45)		(240)
Staff expenses	(444)	(423)	(1)	(868)
Other expenses	(536)	(457)	51	(942)
Total expenses	**(14,410)**	**(5,200)**	**180**	**(19,430)**
Profit before taxation	**1,000**	**672**		**1,672**
Income tax expense	(278)	(195)		(473)
Net profit for the period	**722**	**477**		**1,199**
Net gain on discontinued operations	49	11		60
Net profit before minority interests	**771**	**488**		**1,259**
Net profit attributable to minority interests	23	11		34
Net profit attributable to shareholders	**748**	**477**		**1,225**
Total income from external customers	15,172	5,763		20,935
Total income internal	287	120	(180)	227
Total income	**15,459**	**5,883**	**(180)**	**21,162**
Non-cash expenses (excl. depreciation & amortisation)	(55)	(94)		(149)

14.13 Geographic segmentation

Fortis' activities are managed on a worldwide basis. The table below shows key figures based on the location of the Fortis company that has entered into the transaction.

	Net Profit	*Total income*	*Number of employees*	*Total assets*
31 December 2007				
Benelux	4,671	101,956	40,351	700,841
Other European countries	716	9,772	18,614	97,689
North America	(1,602)	5,473	1,078	52,553
Asia	185	3,153	1,643	19,074
Other countries	24	103	323	1,022
Total	**3,994**	**120,457**	**62,009**	**871,179**
31 December 2006				
Benelux	3,451	81,199	38,169	637,068
Other European countries	646	7,262	16,481	81,341
North America	135	4,424	1,016	43,481
Asia	102	3,589	1,177	12,211
Other countries	17	67	43	1,128
Total	**4,351**	**96,541**	**56,886**	**775,229**
31 December 2005				
Benelux	3,326	78,921	37,814	612,254
Other European countries	495	6,133	14,736	55,520
North America	82	2,787	780	48,184
Asia	31	2,448	872	12,215
Other countries	7	70	43	821
Total	**3,941**	**90,359**	**54,245**	**728,994**

Notes to the balance sheet

15 Cash and cash equivalents

Cash includes cash on hand, available balances with central banks and other financial instruments with a term of less than three months from the date on which they were acquired. The composition of Cash and cash equivalents was as follows as at 31 December:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Cash on hand	761	21		782
Balances with central banks readily convertible in cash other than mandatory reserve deposits	795			795
Due from banks	20,125	2,227	(1,639)	20,713
Due from customers, current accounts	4,028		(1,049)	2,979
Other	1,294	65	(267)	1,092
Total	**27,003**	**2,313**	**(2,955)**	**26,361**
Less: impairments incurred but not reported (IBNR)	(1)			(1)
Total cash and cash equivalents	**27,002**	**2,313**	**(2,955)**	**26,360**
31 December 2006				
Cash on hand	586	4		590
Balances with central banks readily convertible in cash other than mandatory reserve deposits	322			322
Due from banks	14,224	1,843	(1,299)	14,768
Due from customers, current accounts	3,932		(983)	2,949
Other	1,728	393	(336)	1,785
Total	**20,792**	**2,240**	**(2,618)**	**20,414**
Less: impairments incurred but not reported (IBNR)	(1)			(1)
Total cash and cash equivalents	**20,791**	**2,240**	**(2,618)**	**20,413**
31 December 2005				
Cash on hand	544	87		631
Balances with central banks readily convertible in cash other than mandatory reserve deposits	1,360			1,360
Due from banks	15,404	2,304	(1,707)	16,001
Due from customers, current accounts	5,540		(3,655)	1,885
Other	2,746	30	(831)	1,945
Total cash and cash equivalents	**25,594**	**2,421**	**(6,193)**	**21,822**

In the line Other is EUR 348 million (2006: EUR 700 million; 2005: EUR 541 million) included relating to money market paper.

The average book value of Cash and cash equivalents for 2007 amounted to EUR 23,557 million (2006: EUR 23,115 million; 2005: EUR 26,784 million). The average yield in 2007 was 4.2% (2006: 2.9%; 2005: 1.9%).

16 Assets and liabilities held for trading

16.1 Assets held for trading

The following table provides a specification of the Assets held for trading.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Securities held for trading:				
Treasury bills and other eligible bills	1,107			1,107
Debt securities:				
- Government bonds	7,840			7,840
- Corporate debt securities	9,815		(391)	9,424
- Structured credit instruments	3,249			3,249
Equity securities	23,845		(79)	23,766
Total trading securities	**45,856**		**(470)**	**45,386**
Derivatives held for trading				
Over the counter (OTC)	28,447	257	(336)	28,368
Exchange traded	478	2		480
Total trading derivatives	**28,925**	**259**	**(336)**	**28,848**
Other assets held for trading	566			566
Total assets held for trading	**75,347**	**259**	**(806)**	**74,800**
31 December 2006				
Securities held for trading:				
Treasury bills and other eligible bills	2,533			2,533
Debt securities:				
- Government bonds	7,354			7,354
- Corporate debt securities	7,631		(254)	7,377
- Structured credit instruments	4,935			4,935
Equity securities	26,533		(160)	26,373
Total trading securities	**48,986**		**(414)**	**48,572**
Derivatives held for trading				
Over the counter (OTC)	21,028	184	(202)	21,010
Exchange traded	523	12		535
Total trading derivatives	**21,551**	**196**	**(202)**	**21,545**
Other assets held for trading	98			98
Total assets held for trading	**70,635**	**196**	**(616)**	**70,215**
31 December 2005				
Securities held for trading:				
Treasury bills and other eligible bills	934			934
Debt securities:				
- Government bonds	7,371	45		7,416
- Corporate debt securities	8,828	46	(170)	8,704
- Structured credit instruments	3,850			3,850
Equity securities	17,951	159	(123)	17,987
Total trading securities	**38,934**	**250**	**(293)**	**38,891**
Derivatives held for trading				
Over the counter (OTC)	23,715	109	(192)	23,632
Exchange traded	156	40	(39)	157
Total trading derivatives	**23,871**	**149**	**(231)**	**23,789**
Other assets held for trading	25			25
Total assets held for trading	**62,830**	**399**	**(524)**	**62,705**

In 2007, EUR 77 million trading assets (2006: EUR 75 million; 2005: EUR 5 million) were pledged as collateral related to liabilities. Details of the derivative financial instruments are shown in note 35.

16.2 Liabilities held for trading

The table below shows the composition of Liabilities held for trading.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Short security sales	56,076		(9)	56,067
Derivative financial instruments:				
Over the counter (OTC)	33,047	25	116	33,188
Exchange traded	333			333
Total derivatives held for trading	33,380	25	116	33,521
Other liabilities held for trading	1			1
Total liabilities held for trading	**89,457**	**25**	**107**	**89,589**
31 December 2006				
Short security sales	39,922			39,922
Derivative financial instruments:				
Over the counter (OTC)	24,015	28	22	24,065
Exchange traded	320		1	321
Total derivatives held for trading	24,335	28	23	24,386
Other liabilities held for trading				
Total liabilities held for trading	**64,257**	**28**	**23**	**64,308**
31 December 2005				
Short security sales	25,453		(1)	25,452
Derivative financial instruments:				
Over the counter (OTC)	24,870	28	(221)	24,677
Exchange traded	125	1		126
Total derivatives held for trading	24,995	29	(221)	24,803
Other liabilities held for trading	307			307
Total liabilities held for trading	**50,755**	**29**	**(222)**	**50,562**

16.3 Valuation techniques

The following table provides a specification of the methods used in determining the fair values of trading securities as at 31 December.

	2007	*2006*	*2005*
Trading securities (assets):			
Fair values of trading securities supported by observable market data	40,396	46,309	37,515
Fair values of trading securities obtained through a valuation technique	4,990	2,263	1,376
Total	**45,386**	**48,572**	**38,891**
Short security sales (liabilities):			
Fair value supported by observable market data	56,067	39,921	25,451
Fair value obtained through a valuation technique		1	1
Total	**56,067**	**39,922**	**25,452**

For details on the calculation of fair values see note 36.

17 Due from banks

Due from banks consists of the following:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2007				
Interest-bearing deposits	8,041	336	(191)	8,186
Loans and advances	8,460	615	(89)	8,986
Reverse repurchase agreements	65,858			65,858
Securities borrowing transactions	27,404	1,026	(1,026)	27,404
Mandatory reserve deposits with central banks	8,229			8,229
Held at fair value through profit or loss	213			213
Other	158	166	(147)	177
Fair value adjustments from hedge accounting				
Total	**118,363**	**2,143**	**(1,453)**	**119,053**
Less impairments:				
- specific credit risk	(12)			(12)
- incurred but not reported (IBNR)	(5)			(5)
Due from banks	**118,346**	**2,143**	**(1,453)**	**119,036**
31 December 2006				
Interest-bearing deposits	4,964	292	(202)	5,054
Loans and advances	5,613	846	(229)	6,230
Reverse repurchase agreements	49,592			49,592
Securities borrowing transactions	24,425	2,247	(2,247)	24,425
Mandatory reserve deposits with central banks	4,603			4,603
Held at fair value through profit or loss	101			101
Other	139	154	(143)	150
Fair value adjustments from hedge accounting	1			1
Total	**89,438**	**3,539**	**(2,821)**	**90,156**
Less impairments:				
- specific credit risk	(17)			(17)
- incurred but not reported (IBNR)	(8)			(8)
Due from banks	**89,413**	**3,539**	**(2,821)**	**90,131**
31 December 2005				
Interest-bearing deposits	4,159	356	(125)	4,390
Loans and advances	2,283	951	(246)	2,988
Reverse repurchase agreements	55,831			55,831
Securities borrowing transactions	13,785	2,262	(2,262)	13,785
Mandatory reserve deposits with central banks	2,179			2,179
Held at fair value through profit or loss	1,478			1,478
Other	371	148	(136)	383
Total	**80,086**	**3,717**	**(2,769)**	**81,034**
Less impairments:				
- specific credit risk	(18)			(18)
- incurred but not reported (IBNR)	(14)			(14)
Due from banks	**80,054**	**3,717**	**(2,769)**	**81,002**

The average carrying amount of Due from banks in 2007 was EUR 115,650 million (2006: EUR 85,111 million; 2005: EUR 92,438 million). The average yield in 2007 was 4.9 % (2006: 4.0%; 2005: 3.6%).

In accordance with monetary policy, the various banking businesses are required to place amounts on deposit with the central banks in the countries where Fortis operates. Together with the amount that is reported under Cash and cash equivalents, the total balance held with central banks came to EUR 9,024 million at year end 2007 (2006: EUR 4,925 million; 2005: EUR 3,539 million). The average outstanding balance with central banks (Cash and cash equivalents + Due from banks) during 2007 amounted to EUR 7,038 million (2006: EUR 5,001 million; 2005: EUR 4,764 million).

In the Merchant Banking segment, Fortis has designated some financial assets which are part of Due from banks at fair value through profit or loss. Under the Merchant Banking investment strategies, financial assets and financial liabilities, including derivatives, are brought together in specific portfolios. The performance and risks of these portfolios are measured, reported and managed on a fair value basis.

There is no significant difference between the carrying amounts of the Assets held at fair value through profit or loss and the exposure to credit risk of these assets.

Impairments on Due from banks

Changes in the impairments on Due from banks are as follows:

	2007		*2006*	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance as at 1 January	**17**	**8**	**18**	**14**
Increase in impairments	2	2	4	4
Release of impairments	(2)	(5)	(1)	(10)
Write-offs of uncollectible loans	(2)			
Foreign exchange differences and other adjustments	(3)		(4)	
Balance as at 31 December	**12**	**5**	**17**	**8**

The impairments for Specific credit risk and Incurred but not reported (IBNR) on credit commitments to banks were below EUR 1 million as at 31 December 2007 as well as at 31 December 2006 and 2005. Note 7 describes in greater detail the impairments for Specific credit risk and Incurred but not reported (IBNR).

18 Due from customers

The composition of Due from customers is as follows:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2007				
Government and official institutions	5,343	436	1	5,780
Residential mortgage	95,445	3,931		99,376
Consumer loans	9,774	13		9,787
Commercial loans	138,696	1,870	(2,565)	138,001
Reverse repurchase agreements	28,186		(423)	27,763
Securities borrowing transactions	24,279		(2,819)	21,460
Policyholder loans		142		142
Financial lease receivables	11,969	68		12,037
Factoring	1,914			1,914
Other loans	1,600	404	(11)	1,993
Loans available for sale	212			212
Held at fair value through profit or loss	1,300			1,300
Fair value adjustment from hedge accounting	(1,415)			(1,415)
Total	**317,303**	**6,864**	**(5,817)**	**318,350**
Less impairments:				
- specific credit risk	(1,778)	(37)		(1,815)
- incurred but not reported (IBNR)	(224)	(3)		(227)
Due from customers	**315,301**	**6,824**	**(5,817)**	**316,308**
31 December 2006				
Government and official institutions	5,313	463		5,776
Residential mortgage	89,322	4,228		93,550
Consumer loans	10,226	172		10,398
Commercial loans	110,650	1,760	(931)	111,479
Reverse repurchase agreements	37,649		(1,852)	35,797
Securities borrowing transactions	22,091		(3,736)	18,355
Policyholder loans		116		116
Financial lease receivables	10,000	70		10,070
Factoring	1,532			1,532
Other loans	548	421	(60)	909
Loans available for sale	28			28
Held at fair value through profit or loss	1,358			1,358
Fair value adjustment from hedge accounting	(639)			(639)
Total	**288,078**	**7,230**	**(6,579)**	**288,729**
Less impairments:				
- specific credit risk	(1,876)	(69)		(1,945)
- incurred but not reported (IBNR)	(325)			(325)
Due from customers	**285,877**	**7,161**	**(6,579)**	**286,459**
31 December 2005				
Government and official institutions	7,781	573	1	8,355
Residential mortgage	80,098	4,463		84,561
Consumer loans	9,431	387		9,818
Commercial loans	93,646	1,662	(1,042)	94,266
Reverse repurchase agreements	61,074		(1,417)	59,657
Securities borrowing transactions	17,307	1	(2,200)	15,108
Policyholder loans		119		119
Financial lease receivables	7,825	71		7,896
Factoring	1,181			1,181
Other loans	530	441	(77)	894
Loans available for sale	56			56
Held at fair value through profit or loss	1,139			1,139
Fair value adjustment from hedge accounting	165			165
Total	**280,233**	**7,717**	**(4,735)**	**283,215**
Less impairments:				
- specific credit risk	(2,064)	(85)		(2,149)
- incurred but not reported (IBNR)	(307)			(307)
Due from customers	**277,862**	**7,632**	**(4,735)**	**280,759**

In 2007 the average amount of Due from customers was EUR 312,381 million (2006: EUR 292,009 million; 2005: EUR 245,392 million). The average yield in 2007 was 5.5 % (2006: 5.4%; 2005: 5.5%).

Loans designated as available for sale are loans purchased in the secondary markets that will subsequently be securitised and sold.

In the Merchant & Private Banking segment, Fortis has designated some financial assets which are part of Due from customers at fair value through profit or loss. Selected inflation rate-linked credit contracts with governmental counterparties are designated at fair value through profit or loss, reducing a potential accounting mismatch between the measurement of the interest rate swaps and other derivatives involved and the credits previously measured at amortised cost.

Some other structured loans and contracts, including derivatives, are also designated as Held at fair value through profit or loss, reducing a potential accounting mismatch. The amortised cost of Assets held at fair value through profit or loss at 31 December 2007 was EUR 1,309 million (2006: EUR 1,328 million; 2005: EUR 1,057 million).

Fortis hedges interest rate exposure of fixed-rate mortgages on a portfolio basis (macro hedging) by using interest rate swaps.

As a result of the hedge, the volatility of changes in the hedged item's net present value (NPV) of future cash flows, due to changes in the appropriate benchmark interest rate curve, will be reduced by offsetting changes in the fair value of the hedging derivative financial instrument.

Hedged mortgages are prepayable fixed-rate mortgages with the following features:

- denominated in local currency (euro)
- fixed term to maturity or repricing
- prepayable amortising or fixed principal amounts
- fixed interest payment dates
- no interest rate options or embedded derivatives
- accounted for on an amortised cost basis.

Mortgages with these features form a portfolio from which the hedged item is designated (fair value hedge accounting for a portfolio hedge of interest rate risk or 'macro hedge'). More than one group (or portfolio) of mortgages can be identified as the hedged item within the fixed rate mortgage portfolio. Mortgages included in a portfolio hedge of interest rate risk need to share the risk characteristics being hedged.

When notional swap cash flows exceed 95% of expected mortgage cash flows in any given month, the expected monthly mortgage cash flows on either side of the swap cash flow are designated as hedged items until all notional swap cash flows are matched. Mortgage cash flows are allocated to monthly time buckets based on expected repricing dates. Fortis estimates repricing dates using a prepayment rate applied to the contractual cash flows and repricing dates of the mortgage portfolio.

The hedging instruments are 'plain vanilla' interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

Changes in the fair value of mortgages which are attributable to the hedged interest rate risk are recorded under Fair value adjustment from hedge accounting in order to adjust the carrying amount of the loan. The difference between the fair value and the carrying value of the hedged mortgages at designation of the hedging is amortised over the remaining life of the hedged item and is also reported in Fair value adjustment from hedge accounting.

Financial lease receivables

Receivables related to financial lease agreements as at 31 December are comprised of:

	Minimum lease payments			Present value of the minimum lease payments receivable		
	2007	*2006*	*2005*	*2007*	*2006*	*2005*
Gross investment in financial leases:						
Not later than 3 months	1,407	1,954	1,380	1,275	1,836	1,297
Later than 3 months and not later than 1 year	2,645	2,728	1,769	2,314	2,462	1,559
Later than 1 year and not later than 5 years	7,267	5,528	4,253	6,155	4,791	3,642
Later than 5 years	2,866	1,531	1,723	2,293	981	1,398
Total	**14,185**	**11,741**	**9,125**	**12,037**	**10,070**	**7,896**
Unearned finance income	2,148	1,671	1,229			

Proceeds from financial lease agreements recorded in the income statement in 2007 amounted to EUR 656 million (2006: EUR 515 million; 2005: EUR 403 million).

Impairments on Due from customers

The following table shows the changes in impairments on Due from customers.

	2007		*2006*	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance as at 1 January	**1,945**	**325**	**2,149**	**307**
Acquisitions/divestments of subsidiaries	34	4	23	6
Increase in impairments	818	26	712	90
Release of impairments	(550)	(133)	(551)	(73)
Write-offs of uncollectible loans	(321)		(333)	
Foreign exchange differences and other adjustments	(111)	5	(55)	(5)
Balance as at 31 December	**1,815**	**227**	**1,945**	**325**

The impairments for Specific credit risk and Incurred but not reported (IBNR) are described in more detail in note 7.

The fair value of real estate that has been acquired through foreclosure related to defaulted mortgages and for which the intention is to sell in 2008 was EUR 34 million as at 31 December 2007 (2006: EUR 31 million; 2005: EUR 32 million).

The impairment on financial lease receivables included in the amounts above was nil at 31 December 2007 (2006: EUR 23 million; 2005: EUR 9 million).

19 Investments

The composition of Investments is as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Investments				
- Held to maturity	4,234			4,234
- Available for sale	105,669	61,663	(416)	166,916
- Held at fair value through profit or loss	5,718	1,883	(1,408)	6,193
- Investment property	689	3,049	(16)	3,722
- Associates and joint ventures	27,572	551	(15)	28,108
Total, gross	**143,882**	**67,146**	**(1,855)**	**209,173**
Impairments:				
- on investments available for sale	(2,489)	(351)	13	(2,827)
- on investment property	(1)	(65)		(66)
Total impairments	**(2,490)**	**(416)**	**13**	**(2,893)**
Total	**141,392**	**66,730**	**(1,842)**	**206,280**
31 December 2006				
Investments				
- Held to maturity	4,505			4,505
- Available for sale	127,895	59,248	(391)	186,752
- Held at fair value through profit or loss	3,535	2,352	713	6,600
- nvestment property	605	2,504		3,109
- Associates and joint ventures	1,319	549	(14)	1,854
Total, gross	**137,859**	**64,653**	**308**	**202,820**
Impairments:				
- on investments available for sale	(77)	(247)		(324)
- on investment property	(5)	(57)		(62)
Total impairments	**(82)**	**(304)**		**(386)**
Total	**137,777**	**64,349**	**308**	**202,434**
31 December 2005				
Investments				
- Held to maturity	4,670			4,670
- Available for sale	126,815	53,241	(602)	179,454
- Held at fair value through profit or loss	2,290	2,247	590	5,127
- Investment property	405	2,207		2,612
- Associates and joint ventures	1,254	476	(24)	1,706
Total, gross	**135,434**	**58,171**	**(36)**	**193,569**
Impairments:				
- on investments available for sale	(117)	(317)		(434)
- on investment property	(3)	(63)		(66)
Total impairments	**(120)**	**(380)**		**(500)**
Total	**135,314**	**57,791**	**(36)**	**193,069**

19.1 Investments held to maturity

The amortised cost and estimated fair value of Fortis' Investments held to maturity as at 31 December are as follows:

	2007		2006		2005	
	Carrying amount	*Fair values*	*Carrying amount*	*Fair values*	*Carrying amount*	*Fair values*
Government bonds	3,933	4,002	4,211	4,340	4,283	4,434
Corporate debt securities	301	299	294	302	387	407
Total investments held to maturity	**4,234**	**4,301**	**4,505**	**4,642**	**4,670**	**4,841**

Investments held to maturity are only held by the banking segments. There were no impairments on Held to maturity investments at 31 December 2007, 2006 and 2005.

19.2 Investments available for sale

The fair value and amortised cost of Available for sale investments including gross unrealised gains and gross unrealised losses is as follows:

	Historical/ amortised cost	*Gross unrealised gains*	*Gross unrealised losses*	*Fair value adjustments from hedge accounting*	*Impairments*	*Fair value*
31 December 2007						
Treasury bills and other eligible bills	313					313
Government bonds	70,530	732	(1,076)	(218)	(4)	69,964
Corporate debt securities	47,582	171	(930)	3	(28)	46,798
Structured credit instruments	36,666	51	(958)	(8)	(2,568)	33,183
Private equities and venture capital	130	150	(11)	(2)	(6)	261
Equity securities	10,983	2,039	(289)	(35)	(199)	12,499
Other investments	863	230			(22)	1,071
Total	**167,067**	**3,373**	**(3,264)**	**(260)**	**(2,827)**	**164,089**
31 December 2006						
Treasury bills and other eligible bills	895					895
Government bonds	91,063	1,158	(262)	(281)	(4)	91,674
Corporate debt securities	43,913	479	(286)	(19)	(1)	44,086
Structured credit instruments	35,478	110	(17)	(11)	(7)	35,553
Private equities and venture capital	225	119	(9)		(20)	315
Equity securities	9,645	3,324	(37)	(5)	(266)	12,661
Other investments	1,056	214			(26)	1,244
Total	**182,275**	**5,404**	**(611)**	**(316)**	**(324)**	**186,428**
31 December 2005						
Treasury bills and other eligible bills	504	1	(1)			504
Government bonds	91,210	3,827	(122)	(75)	(5)	94,835
Corporate debt securities	39,037	1,275	(154)	29	(5)	40,182
Structured credit instruments	31,081	157	(40)	(5)	(25)	31,168
Private equities and venture capital	336	75	(9)		(17)	385
Equity securities	8,342	2,255	(199)	37	(334)	10,101
Other investments	1,589	307	(3)		(48)	1,845
Total	**172,099**	**7,897**	**(528)**	**(14)**	**(434)**	**179,020**

Government bonds detailed by country of origin

The government bonds detailed by country of origin are as follows as at 31 December:

	Historical/ amortised cost	*Gross unrealised gains (losses)*	*Fair value adjustments from hedge accounting*	*Impairments*	*Fair value*
31 December 2007					
Belgian national government	13,408	163	(177)		13,394
Dutch national government	4,428	(33)			4,395
German national government	8,270	(164)			8,106
Italian national government	14,490	(110)	(36)		14,344
French national government	5,725	(92)			5,633
Great Britain national government	1,573	1			1,574
Greek national government	7,736	(40)	(9)		7,687
Spanish national government	1,647	(3)	1		1,645
Portugese national government	4,569	(41)	(1)		4,527
Austrian national government	2,389	(11)			2,378
Finish national government	1,038	(3)			1,035
Other national governments	5,257	(11)	4	(4)	5,246
Total	**70,530**	**(344)**	**(218)**	**(4)**	**69,964**
31 December 2006					
Belgian national government	17,064	527	(125)		17,466
Dutch national government	6,017	65	(9)		6,073
German national government	11,851	(52)	(28)		11,771
Italian national government	22,090	198	(98)		22,190
French national government	9,076	(16)	(5)		9,055
Great Britain national government	1,178	10			1,188
Greek national government	7,667	55	(15)		7,707
Spanish national government	4,500	35			4,535
Portugese national government	4,084	17	(4)		4,097
Austrian national government	2,411	19			2,430
Finish national government	1,178	10			1,188
Other national governments	3,947	28	3	(4)	3,974
Total	**91,063**	**896**	**(281)**	**(4)**	**91,674**
31 December 2005					
Belgian national government	17,755	1,234	20		19,009
Dutch national government	7,530	279	(11)		7,798
German national government	11,093	205	(22)		11,276
Italian national government	22,393	729	(31)		23,091
French national government	7,930	224	(13)		8,141
Great Britain national government	1,250	59			1,309
Greek national government	7,789	333	(13)		8,109
Spanish national government	4,146	197	9		4,352
Portugese national government	3,942	153	(1)		4,094
Austrian national government	2,226	98			2,324
Finish national government	1,250	59			1,309
Other national governments	3,906	135	(13)	(5)	4,023
Total	**91,210**	**3,705**	**(75)**	**(5)**	**94,835**

Net unrealised gains and losses on Available for sale investments included in equity

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2007				
Available for sale investments in equity securities and other investments:				
Carrying amount	4,440	9,438	(47)	13,831
Gross unrealised gains and losses	478	1,643	(2)	2,119
- Related tax	(93)	(166)		(259)
Shadow accounting		(160)	87	(73)
- Related tax		49	(30)	19
Net unrealised gains and losses	**385**	**1,366**	**55**	**1,806**
Available for sale investments in debt securities:				
Carrying amount	98,741	51,873	(356)	150,258
Gross unrealised gains and losses	(1,435)	(584)	9	(2,010)
- Related tax	365	138	(1)	502
Shadow accounting		270	13	283
- Related tax		(59)	(4)	(63)
Net unrealised gains and losses	**(1,070)**	**(235)**	**17**	**(1,288)**
31 December 2006				
Available for sale investments in equity securities and other investments:				
Carrying amount	3,403	10,789	28	14,220
Gross unrealised gains and losses	821	2,687	104	3,612
- Related tax	(100)	(210)	1	(309)
Shadow accounting		(234)	112	(122)
- Related tax		69	(38)	31
Net unrealised gains and losses	**721**	**2,312**	**179**	**3,212**
Available for sale investments in debt securities:				
Carrying amount	124,415	48,212	(419)	172,208
Gross unrealised gains and losses	240	965	(22)	1,183
- Related tax	(64)	(300)	1	(363)
Shadow accounting		(242)	43	(199)
- Related tax		63	(15)	48
Net unrealised gains and losses	**176**	**486**	**7**	**669**

Available for sale investments in equity securities include private equities, venture capital and all other investments, excluding debt securities.

Impairments on Investments available for sale

The following table shows the breakdown of impairments on Investments available for sale.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2007				
Impairments on investments available for sale:				
- in equity securities and other investments	(55)	(186)	14	(227)
- in debt securities	(2,434)	(165)	(1)	(2,600)
Total impairments on investments available for sale	**(2,489)**	**(351)**	**13**	**(2,827)**
31 December 2006				
Impairments on investments available for sale:				
- in equity securities and other investments	(66)	(246)		(312)
- in debt securities	(11)	(1)		(12)
Total impairments on investments available for sale	**(77)**	**(247)**		**(324)**
31 December 2005				
Impairments on investments available for sale:				
- in equity securities and other investments	(95)	(304)		(399)
- in debt securities	(22)	(13)		(35)
Total impairments on investments available for sale	**(117)**	**(317)**		**(434)**

The changes in impairments on available for sale investments are as follows:

	2007	2006
Balance as at 1 January	**324**	**434**
Increase in impairments	2,618	16
Release of impairments		(5)
Reversal on sale/disposal	(87)	(112)
Foreign exchange differences and other adjustments	(28)	(9)
Balance as at 31 December	**2,827**	**324**

In the Merchant & Private Banking segment, Fortis has deployed investment strategies on which (micro) fair value hedge accounting is applied. The general objective of these strategies is to take a medium or long-term investment position on the credit spread between a bond and the swap curve over a certain period. The interest swap associated with the bond is designated to hedge the underlying bond against adverse changes in the interest rate. The hedged risk is interest-rate risk. Credit risk is currently not being hedged. The principal hedged items concern government bonds, corporate debt securities and structured credit instruments.

Changes in the fair value of the investments attributable to the hedged interest rate risk are presented as Fair value adjustments from hedge accounting. Furthermore, Fortis hedges interest rate risk of fixed-rate bonds on a portfolio basis (macro hedging) using primarily interest-rate swaps as hedging instruments.

The hedged bonds are bond assets with the following features:

- denominated in local currency (euro)
- fixed term to maturity
- fixed principal amounts
- fixed interest payment dates
- no interest rate options or embedded derivatives
- accounted for on amortised cost basis.

Bonds with these features form the portfolio of bond assets from which the hedged item will be designated. Bond assets included in a portfolio hedged for interest rate risk need to share the risk being hedged. Bond cash flows are allocated to monthly time buckets based on contractual maturity dates.

The hedging instruments are 'plain vanilla' interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

Changes in the fair value of the bonds which are attributable to the hedged interest rate risk are presented as Fair value adjustments from hedge accounting. The difference between the fair value and the carrying value of the hedged bonds at designation of the hedging is amortised over the remaining life of the hedged item and is reported in Fair value adjustment from hedge accounting.

Fortis hedges the foreign currency risk on selected equity securities portfolios. For these hedging relationships Fortis has designated non-derivative financial liabilities as hedging instruments.

If the deposit or current account qualifies as a hedging instrument, the foreign exchange differences of the hedging instrument and the foreign exchange component of the fair value change of the hedged instrument are reported directly in the income statement. Investments available for sale include the foreign exchange related fair value adjustment on the hedged equity securities, reported in Fair value adjustments from hedge accounting.

19.3 Investments held at fair value through profit or loss

The following table provides information as at 31 December about the Investments that are held at fair value and for which unrealised gains or losses are recorded through profit or loss.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2007				
Government bonds	24	10		34
Corporate debt securities	49	166	149	364
Structured credit instruments	1,942	1,611	(124)	3,429
Private equities and venture capital	979	26		1,005
Equity securities	2,412	67	(1,212)	1,267
Other investments	312	3	(221)	94
Total investments held at fair value through profit or loss	**5,718**	**1,883**	**(1,408)**	**6,193**
31 December 2006				
Government bonds		12		12
Corporate debt securities	62	118		180
Structured credit instruments	2,445	2,214	(251)	4,408
Private equities and venture capital	812			812
Equity securities	128	6	964	1,098
Other investments	88	2		90
Total investments held at fair value through profit or loss	**3,535**	**2,352**	**713**	**6,600**
31 December 2005				
Government bonds		45		45
Corporate debt securities	16	282		298
Structured credit instruments	1,592	1,920	(255)	3,257
Private equities and venture capital	498			498
Equity securities	97		845	942
Other investments	87			87
Total investments held at fair value through profit or loss	**2,290**	**2,247**	**590**	**5,127**

In the Merchant & Private Banking segment, some investments made by private equity entities of Fortis are measured at Fair value through profit or loss, reflecting the business of investing in financial assets to profit from their total return in the form of interest or dividend and changes in fair value. Some other investments with embedded derivatives are also designated at Fair value through profit or loss, reducing a potential accounting mismatch.

Other financial assets that are part of the investment portfolio measured at Fair value through profit or loss include investments related to insurance liabilities where cash flows are contractually or on the basis of discretionary participation features linked to the performance of these assets and whose measurement incorporates current information. This measurement significantly reduces an accounting mismatch that would otherwise arise from measuring assets and liabilities and the related gains and losses on different bases.

Fortis' remaining investment of 15% in Assurant, Inc. is measured at Fair value through profit or loss, avoiding a potential accounting mismatch with the measurement of the liability related to the mandatory exchangeable bonds for the remaining shares in Assurant, Inc.

The amortised cost of the Debt securities held at fair value through profit or loss as at 31 December 2007 is EUR 4,223 million (2006: EUR 4,565 million; 2005: EUR 3,675 million) and the carrying value is EUR 3,827 million (2006: EUR 4,600 million; 2005: EUR 3,600 million).

19.4 Structured Credit Instruments

Fortis holds as part of its investment portfolio so called Structured Credit Instruments (SCI). Structured Credit Instruments are securities, created by repackaging cash flows from financial contracts and encompass asset-backed securities (ABS), mortgage-backed securities (MBS) and collaterised debt obligations (CDO's). The exposure on Structured Credit Instruments is in the Consolidated Financial Statements reported by category of financial instrument and as such included in Investments available-for-sale, Investments held at fair value through profit or loss, Assets held for trading, Due from Customers and Other assets. The exposure includes the US subprime residential mortgage-related assets.

At 31 December 2007, the net exposure on the global Structured Credit Instruments can be detailed as follows:

	Banking	*Insurance*	*Total net exposure excl. SPE assets*	*Total net exposure incl. SPE assets*
SCI under Assets held for trading (note 16)	3,249		3,249	3,886
SCI under Due from Customers (loans available for sale) (note 18)	212		212	212
SCI under Investments available for sale (note 19.2)	31,790	1,393	33,183	33,495
SCI under Investments held at fair value trough profit or loss (note 19.3)	1,942	1,487	3,429	3,553
Other	6,169		6,169	6,169
Total	**43,362**	**2,880**	**46,242**	**47,315**

Other includes mainly the asset pools of Scaldis, as reported under Other assets in Banking. Scaldis is fully consolidated within Fortis and is a conduit that purchases eligible assets from investment grade, non-investment grade and unrated sellers. The asset pools contain continuous financing of third party clients' assets such as consumer and auto loans, trade receivables, mortgages and lease receivables.

Special Purpose Entities (SPE) assets relate to investments by entities of Fortis in debt securities of Special Purpose Entities set up by Fortis for the purpose of asset securitisation or structured debt issuance and are included in the Fortis consolidation scope. The exposure of Special Purpose Entities is mainly reported under the balance sheet captions: Due from Customers (Residential Mortgages) and Due from Banks (Reverse repurchase agreements).

On 11 January 2006, the European Commission endorsed IFRS 7, *Financial Instruments: Disclosures*. IFRS 7 is applied by Fortis as from 1 January 2007 and includes requirements to disclose whether fair values of financial assets are determined, in whole or in part, directly by reference to published price quotations in an active market or are estimated using a valuation technique based on assumptions that are or are not based on available observable market data.

Structured Credit Instruments are mainly measured at fair value. The Structured Credit Instruments not carried at fair value are mainly related to the asset pools of Scaldis and are measured at amortised cost. The fair value measurement of financial assets, part of the Structured Credit Instruments, can be categorised based upon the valuation methods applied:

- category 1: fair values determined in whole or in part, directly by reference to published price quotations in an active market
- category 2: fair values determined, in whole or in part, using a valuation technique based on assumptions that are supported by available observable market data
- category 3: fair values determined, in whole or in part, using a valuation technique based on assumptions that are not supported by available observable market data.

The categorisation within the fair value hierarchy is based upon the lowest level of input that is significant for the fair value measurement. Note 36 'Fair values of financial assets and financial liabilities' contains a description of the valuation methodologies applied for the measurement of the fair value.

The following table presents the financial instruments measured at fair value included in the Structured Credit Instruments by category of fair value measurement, indicating the transparency of the inputs to measure the fair value as at 31 December 2007:

	Banking	*Insurance*	*Total*
Category 1	60%	99%	63%
Category 2	33%	1%	30%
Category 3	7%		7%

The percentages reported are based on the net exposure including the assets held by Special Purposes Entities of Fortis.

During the second half of 2007 the market circumstances for Structured Credit Instruments changed dramatically leading to a significant decrease in the observability of the data used for market pricing of assets primarily related to US subprime residential mortgage-related assets, including Asset-Backed Securities (ABS) and Collaterised Debt Obligations (CDO's). Under these market conditions, it was no longer possible for Fortis to value the CDO origination portfolio based on published price quotations as those were no longer available. Consequently, a valuation technique, based on a discounted cash flow model, was applied.

As for other financial assets, Fortis applies a two step approach in the impairment testing process of financial instruments. Firstly, an assessment is made whether objective evidence exists that a financial asset is impaired, followed by the recognition and measurement of an impairment loss. The assessment of objective evidence is based on observable data ('triggers') about loss events.

The Fortis established mandatory triggers concerning CDO products that can lead to an impairment, are the following:

- for all tranches Fortis owns, any Event of Default under the indenture for the issuing CDO
- the downgrade of the tranche to a non-investment grade.

If a mandatory trigger is met, the instrument is considered impaired. Besides the mandatory triggers four judgemental triggers are used:

- overcollateralisation falls below 100%
- interest coverage falls below 100%
- downgrade of any tranche with 1 or more notches below the original rating
- fair value drops below 80% of the acquisition price.

If a judgement trigger is met, further credit quality analysis is undertaken. Impairment losses are measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows.

During 2007, the process to estimate impairment for the so called Super Senior exposure originated by Fortis, was based on a cash flow analysis considering observable and non-observable data for relevant benchmark instruments, implied cumulative losses in mortgage pools and the likelihood of events of default in the underlying ABS-CDO collateral. The inputs to the valuation model principally comprise remittance data from mortgage service companies. These are received towards the end of each month and relate to the preceding month's cash flows on the mortgages underlying the relevant mortgage-backed securities. The model assesses the level of risk in the underlying mortgage portfolio and estimate the fair value of the positions.

The model is based on estimates of the cumulative losses for the different buckets (RMBS and CDO's) included in the different CDO structures. The model considers a value for CDO buckets and gives a valuation of the RMBS buckets based on the following steps:

- computation of the default pipeline for each portfolio
- extrapolation of Cumulative Default Rate of the mortgage pool over its lifetime using a default curve based on market data
- computation of the Cumulative Loss with loss given default based on recent market information
- calculation of the net present value of the cash flows.

Fortis, however, estimated that the outcome of the model based on historical market data did not reflect the rapid deterioration of the US subprime market. Consequently it has been decided to consider a stress scenario using various stress testing assumptions, including a higher cumulative loss than the historical market data to determine the level of impairment.

Although the Fortis stressed cash flow model is calibrated to current market transactions as measured by the most readily available proxy information that would be used by other market participants, such models have inherent limitations, and different assumptions and inputs generate different views on the level of impairment. The impairment losses on Structured Credit Instruments are reported in the income statement under the caption Change in Impairments (note 46).

Fair value changes of Structured Credit Instruments reported as Assets held for trading or Investments held at fair value through profit or loss are reflected in the caption Other realised and unrealised gains and losses of the income statement (note 41).

19.5 Real estate

Real estate mainly comprises residential, commercial and mixed use real estate, located primarily in the Benelux countries. The following table shows the changes in Real estate for the year ended 31 December.

	2007	*2006*
Acquisition cost as at 1 January	**3,972**	**3,456**
Acquisitions/divestments of subsidiaries	354	15
Additions/purchases	421	1,090
Capital improvements	9	4
Disposals	(288)	(516)
Transfer from (to) property, plant and equipment	150	(77)
Foreign exchange differences	(14)	(3)
Other		3
Acquisition cost as at 31 december	**4,604**	**3,972**
Accumulated depreciation as at 1 January	**(864)**	**(844)**
Depreciation expense	(90)	(82)
Reversal of depreciation due to disposals	71	47
Transfers from (to) real estate held for own use		
Foreign exchange differences	1	1
Other		14
Accumulated depreciation as at 31 December	**(882)**	**(864)**
Impairments as at 1 January	**(61)**	**(66)**
Increase in impairments charged to income statement	(19)	(10)
Reversal of impairments credited to income statement	2	2
Reversal of impairments due to disposals	12	13
Impairments as at 31 December	**(66)**	**(61)**
Net investment property as at 31 December	**3,656**	**3,047**
Cost of investment property under construction	124	196

The fair value of Real estate in Banking and Insurance is set out below.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Fair values supported by market evidence	331	1,258		1,589
Fair value subject to an independent valuation	509	3,574		4,083
Total fair value of investment property	**840**	**4,832**		**5,672**
Total carrying amount	688	2,984	(16)	3,656
Gross unrealised gain/loss	152	1,848	16	2,016
Taxation	(66)	(495)		(561)
Net unrealised gain/loss (not recognised in equity)	**86**	**1,353**	**16**	**1,455**
31 December 2006				
Fair values supported by market evidence	237	661	(1)	898
Fair value subject to an independent valuation	467	3,374		3,841
Total fair value of investment property	**704**	**4,035**	**(1)**	**4,739**
Total carrying amount	600	2,447		3,047
Gross unrealised gain/loss	104	1,588	(1)	1,692
Taxation	(33)	(420)		(453)
Net unrealised gain/loss (not recognised in equity)	**71**	**1,168**	**(1)**	**1,239**

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. Real estate is split into the following components: structure, closing, technics and equipment, heavy finishing and light finishing.

The maximum useful live of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Technics and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, office and equipment are depreciated over their respective useful lives, which have been determined individually. As a general rule, residual values are considered to be zero.

Property rented out under operating lease
Fortis rents certain assets – mainly property held for investment purposes – to external parties based on operating lease agreements. At 31 December the minimum lease payments to be received from irrevocable agreements amounted to:

	2007	*2006*	*2005*
Not later than 3 months	77	25	30
Later than 3 months and not later than 1 year	82	73	86
Later than 1 year and not later than 5 years	313	239	376
Later than 5 years	376	428	398
Total	**848**	**765**	**890**

19.6 Investments in associates and joint ventures

The following table provides an overview of the most significant Investments in associates and joint ventures as at 31 December.

	2007	*2006*	*2005*
	Carrying amount	*Carrying amount*	*Carrying amount*
Joint ventures			
Caifor		7	9
Banque de La Poste	67	78	129
Deltafort	145	151	168
Associates			
BAFB	990		
BGL Investment Partners	150	133	176
Caipora International Finance Cooperatiëve UA	107	107	107
Debra International Finance Cooperatiëve UA	210	210	210
Mayban Fortis Holding	141	129	108
Muang Thai Holdings	104	80	71
NIB Capital Foreign Debt fund V	150	526	346
Tai Ping Life	69	48	33
ABN AMRO	24,201		
Leyden Bay B.V.	1,376		
Other	398	385	349
Total	**28,108**	**1,854**	**1,706**

Of the investments mentioned above, only BGL Investment Partners has a stock exchange listing. The market value of BGL Investment Partners was EUR 118 million as at 31 December 2007 (2006: EUR 99 million; 2005: EUR 132 million).

Fortis group' interests in its principal associates for the year ended 31 December are as follows:

	Total assets	*Total liabilities*	*Total income*	*Total expenses*
2007				
BGL Investment Partners	591	10	83	(11)
Caipora International Finance Cooperatieve UA	429		35	(18)
Debra International Finance Cooperatieve UA	838		64	(34)
Mayban Fortis Holding	4,150	3,673	61	(16)
Muang Thai Holdings	1,071	913	382	(355)
NIB Capital Foreign Debt fund V	200		21	(2)
BAFB	1,008		21	
Leyden Bay B.V.	1,831		23	(7)
Tai Ping Life	4,377	4,094	2,165	(2,055)
2006				
BGL Investment Partners	511	2	81	(10)
Caipora International Finance Cooperatieve UA	429		17	
Debra International Finance Cooperatieve UA	838		37	
Mayban Fortis Holding	3,389	2,960	327	(276)
Muang Thai Holdings	853	729	288	(265)
NIB Capital Foreign Debt fund V	702		15	
Tai Ping Life	3,163	2,960	1,268	(1,292)
2005				
BGL Investment Partners	342	3	67	(15)
Caipora International Finance Cooperatieve UA	429		15	
Debra International Finance Cooperatieve UA	838		43	
Mayban Fortis Holding	2,595	2,261	199	(172)
Muang Thai Holdings	707	614	237	(219)
NIB Capital Foreign Debt fund V	462		20	
Tai Ping Life	1,267	1,129	824	(906)

Investments in joint ventures

Companies that Fortis owns and controls jointly with other companies (joint ventures) are measured at net asset value. The most significant joint ventures in which Fortis participates are Banque de La Poste and Deltafort. Financial data about Fortis principal joint ventures for the year ended 31 December is shown below.

Banque de La Poste

Banque de La Poste, a jointly owned subsidiary of Fortis Bank and the Belgian Post Office, provides standard financial products and services, i.e. retail banking products, savings products, investments and credit facilities to individuals and businesses and insurance products via post offices in Belgium. Fortis has a 50% economic interest in this joint venture.

	2007	*2006*	*2005*
Joint venture Banque de La Poste (on a 100% basis)			
Income	290	272	266
Expenses	(280)	(266)	(265)
Total assets	6,440	6,591	6,253
Total liabilities	6,313	6,436	5,994

Deltafort

Fortis has established a joint venture together with Delta Lloyd with a view to optimise the management of certain investments. Each partner has contributed its investments and receives revenues on these investments. Fortis has a 50% economic interest in this joint venture.

	2007	*2006*	*2005*
Deltafort - joint venture (Fortis share)			
Income	12	11	9
Total assets	149	171	175

20 Acquisition of ABN AMRO

On 17 October 2007, Fortis acquired together with Royal Bank of Scotland (RBS) and Santander (together the Banks) ABN AMRO. The acquisition took place through a public offer for 100% of the issued and outstanding share capital of ABN AMRO.

On 10 October 2007, the Banks declared the Offer unconditional because as of the expiration of the Offer Period, 1,590,339,614 ABN AMRO ordinary shares, representing approximately 86% of ABN AMRO's share capital, had been tendered in the Offer. In accordance with normal practice in the Netherlands, a subsequent offering period was provided for the holders of ABN AMRO ordinary shares who had not yet accepted the Offer. On 2 November 2007, following the expiration of the subsequent offering period, the Banks announced that a total of 1,826,332,482 ABN AMRO ordinary shares were tendered to the Offer, representing 98.8% of ABN AMRO ordinary shares.

The acquisition was the conclusion of a bid process that started in March 2007 and that was legally accomplished through RFS Holdings B.V., an entity jointly owned by the Banks and that was set up specifically for this purpose.

Fortis, RBS and Santander have shareholdings in RFS Holdings that are equal to their proportionate funding commitments. The capital and income rights of the different classes of shares that were issued to Fortis, RBS and Santander, are respectively linked to the net assets and income of the business units which the relevant shareholder is acquiring in agreement with the Consortium and Shareholders' Agreement (principle of 'tracking shares'). The class of shares, which have been issued to Fortis, RBS and Santander in proportion to their funding commitments, reflects their pro rata interests in the businesses, assets and liabilities that are not being acquired by any of them individually (Shared assets).

The total consideration paid by the Banks to ABN AMRO shareholders was EUR 71.1 billion. Of this total, Fortis contributed 33.81% or EUR 24 billion.

20.1 Business units acquired

Fortis acquired the following business units of ABN AMRO (the acquired ABN AMRO businesses):

- the ABN AMRO Business Unit Netherlands (excluding former Dutch wholesale clients, Interbank and DMC Consumer Finance)
- the ABN AMRO Private Clients Business Unit (excluding Latin America)
- the ABN AMRO Asset Management Business Unit
- a part of the shared assets, equal to Fortis' share in the entire acquisition of ABN AMRO, and
- the ABN AMRO brand name.

The activities of the business units can be described as follows:

Business Unit Netherlands (excluding former Dutch wholesale clients, Interbank and DMC Consumer Finance)
The ABN AMRO Business Unit Netherlands serves consumer and commercial banking clients in The Netherlands. This Business Unit has a staff of approximately 21,000 people operating through a network of 561 bankshops, 65 advisory branches, three dedicated mid-market corporate client units, 2 large corporate client wholesale centres and 4 integrated call centres. Business Unit Netherlands also operates approximately 1,600 ATMs and internet and mobile channels and is active in the intermediary market.

Business Unit Private Clients
The Business Unit Private Clients provides private banking services to wealthy individuals and institutions with EUR 1 million or more in net assets to invest. In 2006, it employed a staff of approximately 3,300 people, operating through 103 offices in 23 countries.

Business Unit Asset Management

The Business Unit Asset Management provides asset management services directly to institutional clients (such as central banks, pension funds, insurance companies and leading charities) and to private investors through ABN AMRO's consumer and private banking arms and through third-party distributors such as insurance companies and other banks. It employs approximately 1,500 staff and operates in 26 countries worldwide.

Fortis received approval from the European Commission for the acquisition of ABN AMRO. As part of the approval, the Commission has imposed some conditions on Fortis to address certain competition concerns in the Commercial Banking segment in the Netherlands. The 'remedies' requested by the Commission consist of a post-acquisition divestment package relating to specified parts of the Business Unit Netherlands of ABN AMRO. A key element is the proposed sale of Hollandsche Bank Unie N.V. (an independent and separately licensed commercial bank), 13 advisory branches and 2 Corporate Client Departments and the sale of the Dutch factoring company IFN Finance B.V.

The scope of these divestments represents around 10% in terms of assets, income and initially projected revenue and cost synergies of the part of Business Unit Netherlands acquired by Fortis.

20.2 Integration process and next steps

In November 2007 Jean-Paul Votron, CEO of Fortis, Sir Fred Goodwin (CEO of RBS) and Juan Iniciarte (General Manager of Santander) joined the Supervisory Board of ABN AMRO. In addition, a revised Managing Board was set up within ABN AMRO. The Managing Board is headed by Mark Fisher from RBS with Fortis Executive Committee former member Karel de Boeck as Vice-president (Karel de Boeck stepped down as Executive Committee member after his appointment to the ABN AMRO Managing Board).

A transition process has been developed with detailed plans for the separation of businesses in order to minimise the uncertainty for staff and other stakeholders. In each function and Business Unit, the Managing Board has created a Transition Steering Group ('TSG'). Every TSG comprises the relevant functional experts/managers seconded to ABN AMRO Group from the appropriate Consortium members for the period of the transition and the relevant ABN AMRO Group functional executive/business manager.

Each TSG is responsible for the planning of the orderly separation of businesses in line with the guiding principles agreed by the Banks according to the Consortium and Shareholders' Agreement.

All the TSG's report to a Transition Management Committee which is a sub-committee of the Managing Board. It is responsible for reviewing and coordinating the individual plans in order to create an integrated plan for the whole transition including appropriate risk management and control mechanisms.

The Consortium intends to continue the close and continuous dialogue which has already been established with the Dutch central bank (DNB). In particular, relevant approvals will be obtained from DNB for each separation before implementation. Fortis already welcomed the permission from DNB concerning the proposed demerger of ABN AMRO Asset Management. This demerger is expected to be completed at the end of the first quarter of 2008.

20.3 Accounting aspects

In accordance with IAS 28 *Investments in Associates*, the shareholding of Fortis in RFS Holdings is considered as an investment in an associate, representing an entity over which Fortis has significant influence. RFS Holdings is consolidated as a subsidiary by RBS because of its control over RFS holdings. The minority interest owned by Fortis in RFS Holdings is accounted for using the equity method. Under the equity method, the investment in RFS Holdings is initially recognised at cost and the carrying amount is increased or decreased to recognise Fortis' share in the profit or loss and net assets of RFS Holdings after the date of acquisition.

On 10 October 2007, the Banks declared the Offer unconditional and effective settlement of the Offer took place on 17 October 2007. This date is identified, pursuant to IFRS 3 *Business combinations*, as the date of acquisition of control by RFS Holdings on ABN AMRO (with legal, accounting and tax effects) and thus as the date on which the balance sheet figures of ABN AMRO are recognised in the accounts of RFS Holdings.

According to IFRS 3, the acquired ABN AMRO businesses are accounted for using the purchase accounting method.

This process includes the identification and the fair value calculation of the assets and liabilities acquired by Fortis and the recognition and valuation of intangible assets. This process is executed in different stages. The stages include:

- review of the accounting policies as applied by ABN AMRO and recognition of difference with the accounting policies of Fortis
- preparation of the fair value accounting of the on-balance and off-balance sheet items of ABN AMRO at the date of acquisition
- recognition of intangible assets and their value and consequently the calculation of the goodwill paid
- accounting of the result of the business units of ABN AMRO acquired by Fortis for the period 17 October – 31 December 2007.

The review of the accounting policies, the preparation of the fair value of the balance sheet items, the recognition and measurement of the intangible assets and the calculation of the goodwill, as described below, are currently taking place and are planned to be finalised by the end of June 2008. Figures disclosed in relation to the recognition and valuation of ABN AMRO related assets and liabilities are therefore provisional.

The provisional identifiable assets and liabilities of the acquired ABN AMRO businesses and the part of Fortis in the shared assets, as well as the goodwill related to the acquisition, can be presented as follows:

	17 October 2007
Due from customers	139,202
Investments	3,856
Property, plant and equipment	1,721
Intangible assets	3,075
Deferred tax assets	652
Other assets	14,440
Total identifiable assets	**162,946**
Due to customers	125,187
Deferred tax liabilities	138
Other liabilities	32,923
Total identifiable liabilities	**158,248**
Total net assets	**4,698**
Minority interests	99
Total net assets attributable to shareholders	**4,599**
Purchase price	24,046
Net assets	(4,599)
Goodwill	**19,447**

At Fortis level, the acquisition cost and the goodwill amount are reduced with EUR 92 million due to the elimination (33.81%) of the gains realised on the exchange of the ABN AMRO shares previously held by Fortis entities.

There were no major measurement differences between the accounting principles applied by ABN AMRO and the accounting principles applied by Fortis and as such not resulting in significant adjustments of the carrying value of assets and liabilities.

Adjustments following to the application of fair value accounting on the on-balance and off-balance items of the acquired ABN AMRO businesses were mainly related to the mortgage portfolio, funding positions related to the asset & liability management, the property portfolio and the investments in associates.

Intangible assets include an amount of EUR 195 million relating to intangible assets previously accounted for by ABN AMRO. Additionally, an amount of EUR 2,880 million has been recognised in relation to the application of IFRS 3 *Business combinations*. At this moment, Fortis has initially recognised the following intangible assets according to IFRS 3: core deposits, core overdrafts, client relations and the brand name.

The value of a core deposit intangible asset arises from the deposit base of the acquired business being a source of funding at lower cost than wholesale or money market funding. The spread between the cost of deposit funding – i.e. the interest paid to customers – and the cost of wholesale funding represents the most significant component of value of the core deposit intangible.

The value of a core overdraft intangible asset arises primarily from future interest income that will be received on revolving loans throughout the length of a relationship with current account customers.

The value of the customer relationship intangible asset arises from future non-interest (i.e. fee & commission) income. These future benefits are not encompassed in the fair value of loans and receivable balances and are therefore recognised as a separate intangible asset.

As part of the transaction, Fortis also took ownership of the ABN AMRO brand and has valued it as an intangible asset.

The provisional purchase accounting applied on the assets and liabilities of the acquired ABN AMRO businesses and the part of Fortis in the shared assets, currently results in a goodwill of EUR 19.4 billion (EUR 24 billion acquisition price and EUR 4.6 billion net assets).

The net intangible assets to be deducted in the local regulatory solvency calculation, assuming full consolidation of the acquired ABN AMRO businesses, are currently valued at EUR 2.9 billion, subject to final determination.

In the Consortium and Shareholders' Agreement (CSA), the partners guaranteed each other a minimum core equity to risk-weighted assets of at least 4.95% for the businesses acquired by the individual partners as of 31 December 2006. Based on the provisional figures and according to the CSA, Fortis is entitled to capital support of the Consortium partners. The capital support can be structured in the form of an exchange of capital relief transactions or a subscription to core equity instruments. A condition related to the capital support is the acceptance of these transactions or instruments as core equity by the home regulators. The capital support to Fortis, together with the anticipated impact of the EU Remedies, will lead to a transfer of around EUR 3 billion.

The acquired ABN AMRO businesses contributed EUR 179 million to the net profit attributable to shareholders of Fortis in 2007. The share of Fortis in the net assets of acquired ABN AMRO businesses as at 31 December 2007 was EUR 4,755 million. The income statement for the period 17 October to 31 December 2007 (76 days) for the acquired ABN AMRO businesses and the shared assets part of Fortis is as follows:

	17 October - 31 December 2007
Net interest income	727
Net commissions and fees	472
Realised and unrealised gains and losses	37
Other income	159
Total income	1,395
Change in impairments	(61)
Net revenues	**1,334**
Staff expenses	(410)
Depreciation and amortisation	(184)
Other expenses	(496)
Total expenses	**(1,090)**
Profit before taxation	**244**
Income tax expenses	(56)
Net profit for the period	**188**
Net profit attributable to minority interests	9
Net profit attributable to shareholders	**179**

The following table provides further information on the total assets and liabilities of the acquired ABN AMRO businesses and the shared assets part of Fortis at year end 2007:

	31 December 2007
Total assets	164,118
Total liabilities	159,263
Total net assets	**4,855**
Minority interests	100
Total net assets attributable to shareholders	**4,755**

The net assets evolution between the opening balance (17 October 2007) and situation as at 31 December 2007 is explained by the following elements:

Net assets arising on the opening balance	**4,599**
Result of the year (76 days-period)	179
Unrealised gains and losses (net)	(23)
Currency translation differences	(11)
Other changes in equity	11
Net assets as at 31 December 2007	**4,755**

21 Reinsurance and other receivables

The table below shows the components of Reinsurance and other receivables as at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Reinsurers' share in liabilities arising from insurance and investment contracts		956		956
Receivables from policyholders		779		779
Fees and commissions receivable	238	38	(7)	269
Operating lease receivables	2	5		7
Receivables from intermediaries	2	417		419
Reinsurance receivables	2	310		312
Factoring receivables	1,959			1,959
Receivables related to securities transactions with banks	111	14	(1)	124
Receivables related to securities transactions with customers	1,457			1,457
Other	2,784	709	2	3,495
Total gross	**6,555**	**3,228**	**(6)**	**9,777**
Impairments	(9)	(50)		(59)
Net total	**6,546**	**3,178**	**(6)**	**9,718**
31 December 2006				
Reinsurers' share in liabilities arising from insurance and investment contracts		1,003		1,003
Receivables from policyholders		788		788
Fees and commissions receivable	156	28	(6)	178
Operating lease receivables	9	2		11
Receivables from intermediaries	19	442		461
Reinsurance receivables	8	287		295
Factoring receivables	1,811			1,811
Receivables related to securities transactions with banks	428	15		443
Receivables related to securities transactions with customers	1,421			1,421
Other	2,275	599	(10)	2,864
Total gross	**6,127**	**3,164**	**(16)**	**9,275**
Impairments	(22)	(66)		(88)
Net total	**6,105**	**3,098**	**(16)**	**9,187**
31 December 2005				
Reinsurers' share in liabilities arising from insurance and investment contracts		1,167		1,167
Receivables from policyholders	1	695		696
Fees and commissions receivable	130	31	(10)	151
Operating lease receivables	4	4		8
Receivables from intermediaries	7	439		446
Reinsurance receivables		238		238
Factoring receivables	1,633			1,633
Receivables related to securities transactions with banks	193	5		198
Receivables related to securities transactions with customers	1,261			1,261
Other	3,811	739	(695)	3,855
Total gross	**7,040**	**3,318**	**(705)**	**9,653**
Impairments	(30)	(66)		(96)
Net total	**7,010**	**3,252**	**(705)**	**9,557**

Other receivables include receivables related to VAT and other indirect taxes as well as transitory balances related to clearing activities.

Changes in impairments of Reinsurance and other receivables

The following table shows the Changes in the impairments of Reinsurance and other receivables.

	2007	*2006*
Balance as at 1 January	**88**	**96**
Acquisitions/divestments of subsidiaries	1	9
Increase in impairments	11	12
Release of impairments	(9)	(7)
Write-offs of uncollectible amounts	(7)	(19)
Foreign exchange differences and other adjustments	(25)	(3)
Balance as at 31 December	**59**	**88**

Changes in the Reinsurer' share in liabilities arising from insurance and investment contracts

The Changes in the Reinsurer' share in liabilities arising from insurance and investment contracts are shown below.

	2007	*2006*
Balance as at 1 January	**1,003**	**1,167**
Acquisitions/divestments of subsidiaries	1	2
Change in liabilities current year	133	82
Change in liabilities prior years	11	106
Claims paid current year	(39)	(44)
Claims paid prior years	(73)	(176)
Other net additions through income statement	(77)	(135)
Foreign exchange differences and other adjustments	(3)	1
Balance as at 31 December	**956**	**1,003**

22 Property, plant and equipment

The table below shows the carrying amount for each category of Property, plant and equipment as at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Land and buildings held for own use	1,449	1,088		2,537
Leasehold improvements	395	17		412
Equipment	816	59		875
Buildings under construction	55	125		180
Total	**2,715**	**1,289**		**4,004**
31 December 2006				
Land and buildings held for own use	1,439	1,080		2,519
Leasehold improvements	282	12		294
Equipment	*407*	*55*		*462*
Buildings under construction	25	222		247
Total	**2,153**	**1,369**		**3,522**
31 December 2005				
Land and buildings held for own use	1,486	1,075		2,561
Leasehold improvements	218	10		228
Equipment	308	84		392
Buildings under construction	6	10		16
Total	**2,018**	**1,179**		**3,197**

Changes in Property, plant and equipment

Changes in Property, plant and equipment for the years 2006 and 2007 are shown below.

					2006
	Land and Buildings held for own use	*Leasehold improve-ments*	*Equipment*	*Buildings under construction*	*Total*
Acquisition cost as at 1 January	**3,704**	**495**	**1,382**	**16**	**5,597**
Acquisitions/divestments of subsidiaries	(1)	9	107	14	129
Additions	109	138	223	135	605
Reversal of cost due to disposals	(32)	(9)	(203)		(244)
Transfer from/to investment property				77	77
Foreign exchange differences	(7)	(6)	(9)		(22)
Other	1		7	5	13
Acquisition cost as at 31 December	**3,774**	**627**	**1,507**	**247**	**6,155**
Accumulated depreciation as at 1 January	**(1,138)**	**(267)**	**(983)**		**(2,388)**
Acquisitions/divestments of subsidiaries		(4)	(42)		(46)
Depreciation expense	(117)	(53)	(175)		(345)
Reversal of depreciation due to disposals	13	8	163		184
Foreign exchange differences		2	4		6
Other		(18)	(5)		(23)
Accumulated depreciation as at 31 December	**(1,242)**	**(332)**	**(1,038)**		**(2,612)**
Impairments as at 1 January	**(5)**		**(7)**		**(12)**
Increase in impairments charged to the income statement	(4)	(1)			(5)
Reversal of impairments due to disposals	1	1			2
Other	(5)	(1)			(6)
Impairments as at 31 December	**(13)**	**(1)**	**(7)**		**(21)**
Property, plant and equipment as at 31 December	**2,519**	**294**	**462**	**247**	**3,522**

	Land and Buildings held for own use	Leasehold improvements	Equipment	Buildings under construction	Total
					2007
Acquisition cost as at 1 January	**3,774**	**627**	**1,507**	**247**	**6,155**
Acquisitions/divestments of subsidiaries	10	10	15		35
Additions	171	170	669	83	1,093
Reversal of cost due to disposals	(87)	(20)	(225)		(332)
Transfer from (to) investment property	(9)			(141)	(150)
Foreign exchange differences	(1)	(2)	(33)		(36)
Other	3	(1)		(9)	(7)
Acquisition cost as at 31 December	**3,861**	**784**	**1,933**	**180**	**6,758**
Accumulated depreciation as at 1 January	**(1,242)**	**(332)**	**(1,038)**		**(2,612)**
Acquisitions/divestments of subsidiaries			(2)		(2)
Depreciation expense	(120)	(55)	(177)		(352)
Reversal of depreciation due to disposals	37	14	157		208
Foreign exchange differences		1	3		4
Other	10	1			11
Accumulated depreciation as at 31 December	**(1,315)**	**(372)**	**(1,057)**		**(2,744)**
Impairments as at 1 January	**(13)**	**(1)**	**(7)**		**(21)**
Divestments of subsidiaries					
Increase of impairments charged to the income statement					
Reversal of impairments credited to the income statement					
Reversal of impairments due to disposals	4	1	6		11
Other					
Impairments as at 31 December	**(9)**		**(1)**		**(10)**
Property, plant and equipment as at 31 December	**2,537**	**412**	**875**	**180**	**4,004**

Amounts in Other in Land and Buildings held for own use and Buildings under construction relate primarily to transfers to and from buildings held for sale.

At 31 December 2007, Property, plant and equipment included an amount of EUR 5 million (2006: EUR 2 million; 2005: EUR 1 million) related to capitalised funding costs.

Fair value of Land and buildings held for own use

The fair value of owner-occupied property is set out below.

	Banking	*Insurance*	*Total*
31 December 2007			
Total fair value of Land and buildings held for own use	**1,793**	**1,486**	**3,279**
Total carrying amount	1,449	1,088	2,537
Gross unrealised gain/loss	344	398	742
Taxation	(110)	(116)	(226)
Net unrealised gain/loss (not recognised in equity)	**234**	**282**	**516**
31 December 2006			
Total fair value of Land and buildings held for own use	**1,810**	**1,632**	**3,442**
Total carrying amount	1,439	1,080	2,519
Gross unrealised gain/loss	371	552	923
Taxation	(118)	(173)	(291)
Net unrealised gain/loss (not recognised in equity)	**253**	**379**	**632**

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The real estate is split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful live of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Techniques and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, office and equipment are depreciated over their respective useful lives, which have been determined individually. As a general rule, residual values are considered to be zero.

23 Goodwill and other intangible assets

Goodwill and other intangible assets as at 31 December are as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Goodwill	1,025	490		1,515
VOBA		1,007		1,007
Purchased software	141	19		160
Internally developed software	268	24		292
Other intangible assets	125	240		365
Total	**1,559**	**1,780**		**3,339**
31 December 2006				
Goodwill	744	235		979
VOBA		800		800
Purchased software	73	15		88
Internally developed software	60	7		67
Other intangible assets	103	224		327
Total	**980**	**1,281**		**2,261**
31 December 2005				
Goodwill	475	203		678
VOBA		870		870
Purchased software	49	17		66
Internally developed software	2			2
Other intangible assets	108	198		306
Total	**634**	**1,288**		**1,922**

Intangible assets are amortised in accordance with the expected lives of the assets. Goodwill is tested for impairment at least annually by comparing the recoverable amount to the carrying value.

Other intangible assets include intangible assets with definite useful lives, such as concessions, patents, licences, trademarks and other similar rights. In general, software is amortised over a maximum of five years and other intangible assets have an expected useful life of 10 years at most.

Value of business acquired (VOBA) is the difference between the fair value at acquisition date and the subsequent book value of a portfolio of contracts acquired separately or in a business combination. VOBA is recognised as an intangible asset and amortised over the income recognition period of the portfolio of contracts acquired.

With the exception of goodwill, Fortis does not have intangible assets with indefinite useful lives.

Changes in Goodwill and other intangible assets

Changes in Goodwill and other intangible assets for the years 2006 and 2007 are shown below.

						2006
	Goodwill	*VOBA*	*Purchased software*	*Internally developed software*	*Other intangible assets*	*Total*
Acquisition cost as at 1 January	**680**	**1,030**	**240**	**2**	**386**	**2,338**
Acquisitions/divestments of subsidiaries	342	7	4		75	428
Additions			63	65	8	136
Adjustments arising from subsequent changes in value of assets and liabilities	3					3
Reversal of cost due to disposals			(10)			(10)
Foreign exchange differences	(57)		(2)		(9)	(68)
Other	17	(2)	4		(9)	10
Acquisition cost as at 31 December	**985**	**1,035**	**299**	**67**	**451**	**2,837**
Accumulated amortisation as at 1 January		**(160)**	**(174)**		**(67)**	**(401)**
Acquisitions/divestments of subsidiaries			(2)			(2)
Amortisation expense		(76)	(34)		(39)	(149)
Reversal of amortisation due to disposals			8			8
Foreign exchange differences			1		1	2
Other		3	(10)		(9)	(16)
Accumulated amortisation as at 31 December		**(233)**	**(211)**		**(114)**	**(558)**
Impairments as at 1 January	**(2)**				**(13)**	**(15)**
Divestments of subsidiaries						
Increase of impairments charged to the income statement	(5)	(3)				(8)
Reversal of impairments credited to the income statement		4				4
Other	1	(3)			3	1
Impairments as at 31 December	**(6)**	**(2)**			**(10)**	**(18)**
Goodwill and other intangible assets as at 31 December	**979**	**800**	**88**	**67**	**327**	**2,261**

						2007
	Goodwill	*VOBA*	*Purchased software*	*Internally developed software*	*Other intangible assets*	*Total*
Acquisition cost as at 1 January	**985**	**1,035**	**299**	**67**	**451**	**2,837**
Acquisitions/divestments of subsidiaries	563	318	6		29	916
Additions			105	226	52	383
Adjustments arising from subsequent changes in value of assets and liabilities	1					1
Reversal of cost due to disposals			(19)	(2)		(21)
Foreign exchange differences	(26)	(22)	(1)	(1)	(4)	(54)
Other	(2)	(3)	(7)	5		(7)
Acquisition cost as at 31 December	**1,521**	**1,328**	**383**	**295**	**528**	**4,055**
Accumulated amortisation as at 1 January		**(233)**	**(211)**		**(114)**	**(558)**
Acquisitions/divestments of subsidiaries			(1)		(2)	(3)
Amortisation expense		(83)	(45)	(3)	(39)	(170)
Reversal of amortisation due to disposals			17			17
Foreign exchange differences		1	1			2
Other		(1)	16		(8)	7
Accumulated amortisation as at 31 December		**(316)**	**(223)**	**(3)**	**(163)**	**(705)**
Impairments as at 1 January	**(6)**	**(2)**			**(10)**	**(18)**
Divestments of subsidiaries						
Increase in impairments charged to the income statement		(3)				(3)
Reversal of impairments credited to the income statement					10	10
Other						
Impairments as at 31 December	**(6)**	**(5)**				**(11)**
Goodwill and other intangible assets as at 31 December	**1,515**	**1,007**	**160**	**292**	**365**	**3,339**

Impairment on goodwill

Impairment testing on goodwill is performed annually at the end of the year by comparing the recoverable amount of cash-generating units (CGU) to their carrying amount. The recoverable amount is determined by the highest of the value in use or fair value less costs to sell. The type of acquired entity determines the definition of the type of CGU. Currently all CGU's have been defined at (legal) entity level.

The recoverable amount of a CGU is assessed through a discounted cash-flow model of the anticipated future cash flows of the CGU. The key assumptions used in the cash-flow model depend on input reflecting various financial and economic variables, including the risk-free rate in a given country and a premium to reflect the inherent risk of the entity being evaluated. These variables are determined on the basis of management's judgement. If the entity is listed on a stock market, also this market price is considered as an element in the evaluation.

There were no impairments on goodwill in 2007 (2006: EUR 4 million).

The breakdown of goodwill and impairments for the main cash-generating units as at 31 December 2007 is as follows:

	Goodwill amount	*Impairments*	*Net amount*	*Segment*	*Method used for recoverable amount*
Cash-generating unit (CGU)					
Fundamentum Asset Management	28		28	Merchant & Private Banking	Value in use
Centrapriv	26		26	Merchant & Private Banking	Value in use
Fortis Commercial Finance	43		43	Merchant & Private Banking	Value in use
Fortis Energy	127		127	Merchant & Private Banking	Value in use
Alpha Credit	22		22	Retail Banking	Value in use
Von Essen KG Bank	28		28	Retail Banking	Value in use
Cadogan	119		119	Retail Banking	Value in use
Fortis (UK) Limited (Outright)	20		20	Insurance International	Value in use
Fortis Vastgoed Ontwikkeling	35		35	Insurance Netherlands	Value in use
Milleniumbcp Fortis Limited	168		168	Insurance International	Value in use
Fortis Bank AS (Turkey)	308		308	Multi-segment banking	Value in use and market price
Fortis Insurance Company Asia	241		241	Insurance International	Value in use
Dominet S.A.	221		221	Retail Banking	Value in use
Captive Finance	17		17	Merchant & Private Banking	Value in use
Prestibel Left Village	10		10	Insurance Belgium	Value in use
Other	108	6	102		Value in use
Total	**1,521**	**6**	**1,515**		

Amortisation of VOBA

Expected amortisation expenses for VOBA from 2008 onwards are as follows:

	2008	*2009*	*2010*	*2011*	*2012*	*Later*
Estimated amortisation of VOBA	81	77	65	62	58	664

24 Accrued interest and other assets

The table below shows the components of Accrued interest and other assets as at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Deferred acquisition cost		1,091		1,091
Deferred other charges	494	121		615
Accrued interest income	35,751	1,282	(139)	36,894
Accrued other income	2,733	9	(13)	2,729
Derivatives held for hedging purposes	1,299		(2)	1,297
Buildings held for sale	14	317		331
Defined benefit assets	1,898	7	(1,871)	34
Deferred tax assets	2,125	359	16	2,500
Current income tax receivable	312	81	78	471
Other	34,268	38	(15)	34,291
Total gross	**78,894**	**3,305**	**(1,946)**	**80,253**
Impairments	(22)	(17)		(39)
Accrued interest and other assets	**78,872**	**3,288**	**(1,946)**	**80,214**
31 December 2006				
Deferred acquisition cost		1,057		1,057
Deferred other charges	306	129		435
Accrued interest income	26,269	1,233	(134)	27,368
Accrued other income	1,744	7	(5)	1,746
Derivatives held for hedging purposes	533		15	548
Buildings held for sale	17	189		206
Defined benefit assets	1,855		(1,826)	29
Deferred tax assets	850	137	4	991
Current income tax receivable	365	43	62	470
Other	29,003	37	(1)	29,039
Total gross	**60,942**	**2,832**	**(1,885)**	**61,889**
Impairments	(15)	(3)	(13)	(31)
Accrued interest and other assets	**60,927**	**2,829**	**(1,898)**	**61,858**
31 December 2005				
Deferred acquisition cost		1,041		1,041
Deferred other charges	262	135	(2)	395
Accrued interest income	21,058	1,117	(201)	21,974
Accrued other income	907	30	(2)	935
Derivatives held for hedging purposes	315	1		316
Buildings held for sale	10	111		121
Defined benefit assets	1,818		(1,812)	6
Deferred tax assets	641	848	11	1,500
Current income tax receivable	329	50	51	430
Other	22,553	33	21	22,607
Total gross	**47,893**	**3,366**	**(1,934)**	**49,325**
Impairments	(13)	(1)	(17)	(31)
Accrued interest and other assets	**47,880**	**3,365**	**(1,951)**	**49,294**

Derivatives held for hedging purposes contain the positive fair value of all derivatives qualifying as hedging instruments. EUR 1,297 million (2006: EUR 538 million; 2005: EUR 302 million) is related to fair-value hedges while the amount relating to cash-flow hedges was almost nil in 2007 (2006: EUR 10 million; 2005: EUR 14 million. The hedging strategies are further explained in note 7.

The line Other contains:

- EUR 6,169 million (2006: EUR 4,658 million; 2005: EUR 4,385 million) relating to eligible assets purchased by the conduit Scaldis (which is a fully consolidated subsidiary of Fortis) in its capacity as an arranger of Asset-backed securities. The eligible asset purchases are structured to a A1+/F1+/P1 rating level, using rating agency-accepted criteria and methodology. Less than 1% of the eligible assets is invested in US residential mortgages.
- balancing temporary amounts between trade date and settlement date (all purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, i.e. the date when Fortis becomes a party to the contractual provisions of the instrument).

For more details on pension plans and related pension assets, see note 9.

Changes in deferred acquisition costs

Changes in deferred acquisition costs related to insurance and investment contracts are shown below.

	2007	*2006*
Balance as at 1 January	**1,057**	**1,041**
Acquisitions/divestments of subsidiaries	1	2
Capitalised deferred acquisition costs	207	191
Depreciation expense	(163)	(155)
Other adjustments including exchange rate differences	(11)	(22)
Balance as at 31 December	**1,091**	**1,057**

25 Due to banks

The table below shows the components of Due to banks.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2007				
Deposits from banks:				
Demand deposits	10,243	128	(128)	10,243
Time deposits	77,537	621	(621)	77,537
Other deposits	136	162		298
Total deposits	**87,916**	**911**	**(749)**	**88,078**
Repurchase agreements	69,339	424	(423)	69,340
Securities lending transactions	12,560	1,207	(1,207)	12,560
Advances against collateral	21,009	1,026	(1,000)	21,035
Held at fair value through profit or loss	381			381
Other	936	525	(424)	1,037
Total due to banks	**192,141**	**4,093**	**(3,803)**	**192,431**
31 December 2006				
Deposits from banks:				
Demand deposits	7,304	667	(542)	7,429
Time deposits	75,291	567	(567)	75,291
Other deposits	145	55		200
Total deposits	**82,740**	**1,289**	**(1,109)**	**82,920**
Repurchase agreements	61,526	1,869	(1,869)	61,526
Securities lending transactions	19,086	1,000	(1,000)	19,086
Advances against collateral	12,500	2,247	(2,200)	12,547
Held at fair value through profit or loss	439			439
Other	870	128	(35)	963
Total due to banks	**177,161**	**6,533**	**(6,213)**	**177,481**
31 December 2005				
Deposits from banks:				
Demand deposits	6,062	927	(721)	6,268
Time deposits	69,774		(6)	69,768
Other deposits	60	52	(4)	108
Total deposits	**75,896**	**979**	**(731)**	**76,144**
Repurchase agreements	73,299	1,319	(1,319)	73,299
Securities lending transactions	11,537			11,537
Advances against collateral	10,000	2,365	(2,303)	10,062
Held at fair value through profit or loss	1,833			1,833
Other	2,215	120	(27)	2,308
Total due to banks	**174,780**	**4,783**	**(4,380)**	**175,183**

The average balance of Due to banks amounted to EUR 196,145 million (2006: EUR 182,824 million; 2005 EUR 171,564 million). The average yield in 2007 was 5.5% (2006: 3.5%; 2005: 2.8%). Non-interest bearing deposits from banks were EUR 241 million in 2007 (2006: EUR 133 million; 2005: EUR 217 million). Fortis has pledged certain assets (i.e. investments and trading assets) for EUR 104,756 million (2006: EUR 82,495 million) against Due to bank outstandings.

In the Merchant & Private Banking segment, Fortis has designated financial liabilities classified in Due to banks held at fair value through profit or loss. In accordance with the Merchant & Private Banking investment strategies, financial assets and financial liabilities, including derivatives, are aggregated in specific portfolios. These portfolios are managed and their performance is measured and reported on a fair value basis.

There is no significant difference between the carrying amount of the Liabilities held at fair value through profit or loss and the nominal value of these liabilities.

Contractual terms of deposit held by banks

Deposits held by banks by year of contractual maturity as at 31 December are as follows:

	2007	*2006*	*2005*
2006			75,791
2007		82,418	35
2008	87,555	158	32
2009	52	59	23
2010	23	14	21
2011	19	27	
2012	112		
Later	317	244	242
Total deposits	**88,078**	**82,920**	**76,144**

26 Due to customers

The components of Due to customers are as follows:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2007				
Demand deposits	87,191		(3,344)	83,847
Saving deposits	50,795			50,795
Time deposits	79,245		(1,677)	77,568
Other deposits	301	11		312
Total deposits	**217,532**	**11**	**(5,021)**	**212,522**
Repurchase agreements	41,857			41,857
Securities lending transactions	5,425			5,425
Other borrowings	2,320	5	(40)	2,285
Funds held under reinsurance agreements		154		154
Held at fair value through profit or loss	30			30
Fair value hedge adjustments from hedge accounting			25	25
Total due to customers	**267,164**	**170**	**(5,036)**	**262,298**
31 December 2006				
Demand deposits	76,127		(3,155)	72,972
Saving deposits	55,720	1		55,721
Time deposits	74,770	49	(2,826)	71,993
Other deposits	229	7		236
Total deposits	**206,846**	**57**	**(5,981)**	**200,922**
Repurchase agreements	48,391			48,391
Securities lending transactions	4,271			4,271
Other borrowings	504	4	(42)	466
Funds held under reinsurance agreements		133		133
Held at fair value through profit or loss	44		(2)	42
Fair value hedge adjustments from hedge accounting				
Total due to customers	**260,056**	**194**	**(6,025)**	**254,225**
31 December 2005				
Demand deposits	73,477		(7,965)	65,512
Saving deposits	58,051	1		58,052
Time deposits	60,209	6	(2,919)	57,296
Other deposits	648	9		657
Total deposits	**192,385**	**16**	**(10,884)**	**181,517**
Repurchase agreements	67,364			67,364
Securities lending transactions	2,271			2,271
Other borrowings	494	3	(44)	453
Funds held under reinsurance agreements		213		213
Held at fair value through profit or loss	771		14	785
Fair value hedge adjustments from hedge accounting				
Total due to customers	**263,285**	**232**	**(10,914)**	**252,603**

The average balance of Due to customers amounted to EUR 264,199 million in 2007 (2006: EUR 266,338 million; 2005: EUR 234,210 million). The average yield was 4.0% in 2007 (2006: 3.4%; 2005: 3.0%).

Fortis has pledged certain assets (i.e. investments and trading assets) for EUR 63,835 million (2006: EUR 46,361 million) against Due to customers outstandings.

Fortis has designated financial liabilities classified in Due to customers held at fair value through profit or loss. In accordance with the defined investment strategies, financial assets and financial liabilities, including derivatives, are aggregated in specific portfolios. These portfolios are managed and their performance is measured and reported on a fair value basis.

Fortis has a fair value hedge in place designated to mitigate the interest rate risk related to a fixed-rate loan.
The hedging instrument is an interest rate swap. The change in fair value of the loan related to hedged interest rate risk is accounted for in the line Other realised and unrealised gains and losses. The difference between the fair value and the carrying value of the hedged loan at inception is amortised on a straight line basis over the maturity of the loan.

Customer deposits

The average rates of interest paid on deposits during the year ended 31 December are shown below.

	2007	*2006*	*2005*
Interest bearing demand deposits	1.6%	1.3%	1.1%
Saving deposits	2.2%	2.3%	2.2%
Time deposits	3.4%	3.1%	2.6%

The average amount of customers deposits during the year was EUR 201,442 million (2006: EUR 195,195 million; 2005: EUR 174,139 million).

Maturity dates of customer deposits

The maturity dates of customer deposits as at 31 December are shown below.

	2007	*2006*	*2005*
2006			169,014
2007		187,465	2,523
2008	197,600	1,343	922
2009	1,816	2,479	1,372
2010	1,386	955	1,195
2011	909	550	
2012	1,307		
Later	9,504	8,130	6,491
Total customer deposits	**212,522**	**200,922**	**181,517**

27 Liabilities arising from insurance and investment contracts

The following table provides an overview of the Liabilities arising from insurance and investment contracts as at 31 December.

	Insurance contracts	*Investment contracts*	*Total Life contracts*	*Non-life contracts*	*Other (incl. eliminations)*	*Total*
2007						
Liability for future policyholder benefits	38,084	19,557	57,641		(1,835)	55,806
Claims reserves				7,122	(16)	7,106
Unearned premiums				1,571		1,571
Reserve for policyholder profit sharing	291	278	569			569
Shadow accounting adjustment	(258)	35	(223)	3	(100)	(320)
Gross	**38,117**	**19,870**	**57,987**	**8,696**	**(1,951)**	**64,732**
Reinsurance	(46)		(46)	(963)	53	(956)
Net	**38,071**	**19,870**	**57,941**	**7,733**	**(1,898)**	**63,776**
2006						
Liability for future policyholder benefits	36,421	16,420	52,841		(1,899)	50,942
Claims reserves				6,664	17	6,681
Unearned premiums				1,519		1,519
Reserve for policyholder profit sharing	162	156	318	1		319
Shadow accounting adjustment	355	104	459		(156)	303
Gross	**36,938**	**16,680**	**53,618**	**8,184**	**(2,038)**	**59,764**
Reinsurance	(115)		(115)	(915)	27	(1,003)
Net	**36,823**	**16,680**	**53,503**	**7,269**	**(2,011)**	**58,761**
2005						
Liability for future policyholder benefits	35,303	13,663	48,966		(1,890)	47,076
Claims reserves				6,443	(23)	6,420
Unearned premiums				1,409	(1)	1,408
Reserve for policyholder profit sharing	138	72	210			210
Shadow accounting adjustment	927	238	1,165	18	(188)	995
Gross	**36,368**	**13,973**	**50,341**	**7,870**	**(2,102)**	**56,109**
Reinsurance	(231)		(231)	(983)	47	(1,167)
Net	**36,137**	**13,973**	**50,110**	**6,887**	**(2,055)**	**54,942**

Changes in the Liabilities arising from Life insurance and investment contracts (gross of reinsurance) are shown below.

	Life insurance contracts	*Investment contracts*
Balance as at 1 January 2006	**36,368**	**13,973**
Acquisitions/divestments of subsidiaries	35	
Net additions through income statement	1,085	2,816
Shadow accounting adjustment	(572)	(134)
Transfer between liabilities	22	25
Balance as at 31 December 2006	**36,938**	**16,680**
Acquisitions/divestments of subsidiaries	685	15
Net additions through income statement	1,357	3,202
Foreign exchange differences	(48)	
Shadow accounting adjustment	(614)	(70)
Transfer between liabilities	(201)	43
Balance as at 31 December 2007	**38,117**	**19,870**

Changes in the Liabilities arising from insurance contracts for Non-life products (gross of reinsurance) are shown below.

		Non-life insurance contracts
Balance as at 1 January 2006		**7,870**
Acquisitions/divestments of subsidiaries		(1)
Addition to liabilities current year	3,069	
Claims paid current year	(1,404)	
Change in liabilities current year	1,665	
Addition to liabilities prior years	(93)	
Claims paid prior years	(1,300)	
Change in liabilities prior years	(1,393)	
		272
Change in unearned premiums		96
Interest accrual and other changes		(52)
Foreign exchange differences		17
Shadow accounting adjustment		(18)
Balance as at 31 December 2006		**8,184**
Acquisitions/divestments of subsidiaries		2
Addition to liabilities current year	3,770	
Claims paid current year	(1,735)	
Change in liabilities current year	2,035	
Addition to liabilities prior years	(139)	
Claims paid prior years	(1,285)	
Change in liabilities prior years	(1,424)	
		611
Change in unearned premiums		98
Interest accrual and other changes		(71)
Foreign exchange differences		(131)
Shadow accounting adjustment		3
Balance as at 31 December 2007		**8,696**

A Liability Adequacy Testing (LAT) was carried out at year end to assess whether the recognised liabilities are adequate, using current portfolio yields to estimate future cash flows.

A similar LAT was carried out, applying current market yields to the investment portfolio, excluding unrealised capital gains to determine future cash flows.

The Fortis LAT policy includes harmonised processes and testing to ensure that liabilities arising from insurance and investment contracts are properly monitored, tested and are adequate. This includes a formal process of testing at each reporting date on the level of homogeneous product groups. The testing performed on 2007 year end data confirmed the adequacy of reported liabilities.

The effect of changes in assumptions used to measure the liabilities related to Life and Non-life insurance contracts was not material in 2007, 2006 and 2005.

28 Liabilities related to unit-linked contracts

The Liabilities related to unit-linked contracts can be broken down into insurance and investment contracts as follows:

	2007	*2006*	*2005*
Insurance contracts	12,453	11,394	9,994
Investment contracts	19,335	17,762	16,157
Total	**31,788**	**29,156**	**26,151**

The following table shows the changes in Liabilities related to unit-linked insurance contracts.

	2007	*2006*
Balance as at 1 January	**11,394**	**9,994**
Acquisitions/divestments of subsidiaries	15	11
Premiums	1,830	1,414
Payments due to surrenders and maturities	(950)	(828)
Changes in unit value	131	888
Other changes	33	(85)
Balance as at 31 December	**12,453**	**11,394**

The following table shows the changes in Liabilities related to unit-linked investment contracts.

	2007	*2006*
Balance as at 1 January	**17,762**	**16,157**
Acquisitions/divestments of subsidiaries	68	
New deposits	3,308	2,609
Payments due to surrenders and maturities	(2,306)	(1,830)
Changes in unit value	415	781
Other changes	88	45
Balance as at 31 December	**19,335**	**17,762**

The effect of changes in assumptions used to measure the liabilities related to unit-linked contracts was not material in 2007, 2006 and 2005.

29 Debt certificates

The following table shows the types of Debt certificates issued by Fortis and the amounts outstanding as at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Bons de caisse / Kasbons	5,387			5,387
Commercial paper	70,274	5	4,605	74,884
Other	5,750		528	6,278
Total at amortised cost	**81,411**	**5**	**5,133**	**86,549**
Held at fair value through profit or loss	13,643		1,881	15,524
Total debt certificates	**95,054**	**5**	**7,014**	**102,073**
31 December 2006				
Bons de caisse / Kasbons	6,347			6,347
Commercial paper	73,189	5	2,898	76,092
Other	1,781		614	2,395
Total at amortised cost	**81,317**	**5**	**3,512**	**84,834**
Held at fair value through profit or loss	9,043		1,842	10,885
Total debt certificates	**90,360**	**5**	**5,354**	**95,719**
31 December 2005				
Bons de caisse / Kasbons	7,818			7,818
Commercial paper	62,187	5	4,117	66,309
Other	1,580		711	2,291
Total at amortised cost	**71,585**	**5**	**4,828**	**76,418**
Held at fair value through profit or loss	5,242		2,067	7,309
Total debt certificates	**76,827**	**5**	**6,895**	**83,727**

The average balance of Debt certificates amounted to EUR 103,979 million in 2007 (2006: EUR 82,730 million; 2005: EUR 72,924 million). The average yield was 5.0% in 2007 (2006: 4.0%; 2005: 3.4%).

Fortis has pledged certain assets (i.e. mainly investments and trading assets) for EUR 4,885 million (2006: EUR 4,131 million) against Debt certificates outstandings.

Fortis has designated selected Debt certificates with embedded derivatives and corresponding investments as Held at fair value through profit or loss, reducing a potential accounting mismatch. The Debt certificates issued combined with the embedded derivatives, are designated as Held at fair value through profit or loss, thus avoiding the separation of the embedded derivative from the host contract. The nominal value of Debt securities held at fair value through profit or loss was EUR 15,610 million as at 31 December 2007 (2006: EUR 9,147 million; 2005: EUR 5,381 million).

Included in the line Other is the mandatory exchangeable bond of nominal USD 774 million issued in January 2005 on the remaining shares of Assurant, Inc. owned by Fortis. The embedded derivative included in the instrument has been separated and is measured at fair value through profit or loss in the trading portfolio.

In order to mitigate the foreign currency risk related to the interest payment on the bond, Fortis has a designated cash-flow hedge in place by using a USD-bank account as hedging instrument.

The foreign currency revaluation of the hedging instrument is accounted for in Shareholders' equity. Any hedge ineffectiveness is immediately recognised in the income statement.

At 31 December 2007, the bond was valued at EUR 527 million (2006: EUR 614 million) and the embedded derivative was valued at EUR 331 million (2006: EUR 205 million) and reported under Liabilities held for trading. Value changes in the derivative are offset by the changes in value of the shares of Assurant, Inc. reported in Investments held at fair value through profit or loss.

The contractual maturity of the balance outstanding as at 31 December of Debt certificates valued at amortised cost, is shown below.

	2007	*2006*	*2005*
2006			49,027
2007		58,535	4,088
2008	59,571	9,025	4,980
2009	12,786	9,015	6,630
2010	7,356	5,723	10,174
2011	7,038	5,586	
2012	6,766		
Later	8,556	7,835	8,828
Total debt certificates	**102,073**	**95,719**	**83,727**

30 Subordinated liabilities

The following table provides a specification of the Subordinated liabilities as at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Liability component of subordinated convertible securities	2,106		3,577	5,683
Other hybrid and Tier 1 liabilities	5,569	599	(2,635)	3,533
Other subordinated liabilities	13,482	757	(3,470)	10,769
Held at fair value through profit or loss	1,971			1,971
Fair value adjustment from hedge accounting	(31)			(31)
Total subordinated liabilities	**23,097**	**1,356**	**(2,528)**	**21,925**
31 December 2006				
Liability component of subordinated convertible securities			1,108	1,108
Other hybrid and Tier 1 liabilities	2,438	600	494	3,532
Other subordinated liabilities	10,302	819	(1,726)	9,395
Held at fair value through profit or loss	1,322			1,322
Fair value adjustment from hedge accounting	18			18
Total subordinated liabilities	**14,080**	**1,419**	**(124)**	**15,375**
31 December 2005				
Liability component of subordinated convertible securities			1,048	1,048
Other hybrid and Tier 1 liabilities	2,433	599		3,032
Other subordinated liabilities	8,674	993	(1,373)	8,294
Held at fair value through profit or loss	1,325			1,325
Fair value adjustment from hedge accounting	58			58
Total subordinated liabilities	**12,490**	**1,592**	**(325)**	**13,757**

The average balance for Subordinated liabilities was EUR 17,352 million in 2007 (2006: EUR 14,808 million; 2005: EUR 13,397 million). The average yield was 5.4% in 2007 (2006: 5.3%; 2005: 5.5%).

The nominal value of the Subordinated liabilities held at fair value through profit or loss was EUR 1,954 million at 31 December 2007 (2006: EUR 1,271 million; 2005: EUR 1,208 million).

30.1 CASHES

On 19 December 2007, Fortis Bank nv-sa issued undated floating rate convertible and subordinated hybrid equity-linked securities ('CASHES') with a nominal amount of EUR 3 billion and a denomination of EUR 250,000 each. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 2.0%.

For regulatory purposes, the CASHES is treated as part of Tier 1 capital. The CASHES constitutes direct and subordinated obligations of each of Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. as Co-obligors, jointly and severally. The CASHES is subordinated to all other loans, subordinated loans and preference shares, but ranks senior to ordinary shares. The principal amount of the securities will not be repaid in cash. The sole recourse of the holders of the CASHES securities against any of the co-obligors with respect to the principal amount is equal to 125,313,283 Fortis shares that Fortis Bank nv-sa has pledged in favour of such holders.

The CASHES has no maturity date, but may be exchanged into Fortis shares at a price of EUR 23.94 per share at the discretion of the holder.

From 19 December 2014 on, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 35.91 on twenty consecutive stock exchange business days.

The CASHES is recorded in the balance sheet as at 31 December as follows:

	2007
Equity component	**540**
Liability component	
Balance as at 1 January	
Issued	2,406
Interest expense	6
Interest paid	(3)
Balance as at 31 December	**2,409**

The net amounts collected were separated into a liability and an equity component at the date of issuance of the CASHES. The equity component is related to the embedded derivative included in the CASHES. The liability component was calculated based on the net discounted value of the expected cash flows related to the instrument. The difference between the amounts collected and the liability component forms the equity component and is reported net of deferred tax.

30.2 MCS

On 7 December 2007, Fortis Bank Nederland (Holding), Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. issued Mandatory Convertible Securities ('MCS') with a nominal amount of EUR 2 billion and a denomination of EUR 250,000 each. Coupons on the securities are payable semi-annually, in arrears, at a rate of 8.75% annually.

For regulatory purposes, the MCS is treated as part of Tier 1 capital. The MCS constitutes unsecured and subordinated obligations of each of Fortis Bank Nederland (Holding), Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. The MCS is subordinated to all other loans, subordinated loans and preference shares, but ranks senior to ordinary shares.

The MCS will be mandatorily converted on 7 December 2010 into such a number of Fortis shares as is equal to the maturity conversion property per MCS (conversion property per MCS means, in respect of any dealing day, a number of Fortis shares determined by dividing the principal amount of a MCS by the minimum conversion price in effect on such dealing day, rounded down, if necessary to the nearest whole number of Fortis shares). The maximum number of shares that will be issued due to the conversion is 105,386,849.

Prior to the maturity date the issuers may elect to convert all, but not some only, of the MCS (a) at any time up until the 46th dealing day prior to the maturity date into such number of Fortis Shares as is equal to the maximum proportion of the conversion property per MCS on the relevant conversion date, and (b) at any time in the event of certain changes affecting taxes of the Netherlands or Belgium into such number of Fortis shares as is equal to the tax event conversion property per MCS.

At any time during the holders' voluntary conversion period, holders of MCS may elect to convert MCS into such number of Fortis shares as is equal to the minimum proportion of the conversion property per MCS on the relevant conversion date. In addition, holders of MCS may elect to convert MCS at any time during the free float event period into such number of Fortis shares as is equal to the free float event conversion property per MCS on the relevant conversion date.

The MCS is recorded in the balance sheet as at 31 December is as follows:

	2007
Equity component	**(131)**
Liability component	
Balance as at 1 January	
Issued	2,107
Interest expense	11
Interest paid	(12)
Balance as at 31 December	**2,106**

The net amounts collected were separated into a liability and an equity component at the date of issuance of the MCS. The equity component is related to the embedded derivative included in the MCS. The liability component was calculated based on the net discounted value of the expected cash flows related to the instrument. The difference between the amounts collected and the liability component forms the equity component and is reported net of deferred tax.

30.3 FRESH

On 7 May 2002, Fortfinlux S.A. issued undated floating rate equity-linked subordinated hybrid capital securities ('FRESH') with a nominal amount of EUR 1,250 million and a denomination of EUR 250,000 each. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 1.35%.

For regulatory purposes, the FRESH is treated as part of Tier 1 capital. The FRESH constitutes direct, secured and subordinated obligations of each of Fortfinlux S.A., Fortis SA/NV and Fortis N.V. as Co-obligors. The FRESH is subordinated to all other loans, subordinated loans and preference shares, but rank senior to ordinary shares. The principal amount of the securities will not be repaid in cash. The sole recourse of the holders of the FRESH against any of the co-obligors with respect to the principal amount is equal to 39,682,540 shares that Fortfinlux S.A. has pledged in favour of such holders.

The FRESH has no maturity date, but may be exchanged into Fortis shares at a price of EUR 31.50 per share at the discretion of the holder. From 7 May 2009, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty consecutive stock exchange business days.

The FRESH is recorded in the balance sheet as at 31 December as follows:

	2007	2006
Equity component	**266**	**266**
Liability component		
Balance as at 1 January	1,108	1,048
Interest expense	128	114
Interest paid	(67)	(54)
Balance as at 31 December	**1,169**	**1,108**

The net amounts collected were separated into a liability and an equity component at the date of issuance of the FRESH. The equity component is related to the embedded derivative included in the FRESH. The liability component was calculated based on the net discounted value of the expected cash flows related to the instrument. The difference between the amounts collected and the liability component forms the equity component and is reported net of deferred tax.

30.4 Other hybrid and Tier 1 liabilities

Other hybrid and Tier 1 liabilities consist of:

- Redeemable perpetual cumulative debt securities with a nominal amount of EUR 1,000 million issued by Fortis Bank in 2001, at an interest rate of 6.50% until 26 September 2011 and 3-month Euro Reference Rate + 2.37% thereafter
- Directly issued perpetual securities with a nominal amount of EUR 1,000 million issued by Fortis Bank in 2004, at an interest rate of 4.625% until 27 October 2014 and 3-month Euro Reference Rate + 1.70% thereafter
- Non-cumulative guaranteed trust capital securities with a nominal amount of EUR 650 million issued through Fortis Capital Funding LP and three U.S. capital funding trusts in 1999, of which EUR 250 million at fixed rate conditions and EUR 400 million at floating rate conditions
- Non-cumulative non-voting perpetual preference shares with a nominal amount of EUR 450 million issued by Fortis Capital Company Limited in 1999, at an interest rate of 6.25% until 29 June 2009 and 3-month Euribor + 2.60% thereafter
- Perpetual securities with a nominal amount of EUR 500 million issued by Fortis Hybrid Financing in 2006, at an interest rate of 5.125% until 20 June 2016 and 3-month Euribor + 2.00% thereafter.

Non-cumulative guaranteed Trust Capital Securities

To strengthen the capital basis of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed Trust Capital Securities for an amount of EUR 650 million through Fortis Capital Funding LLP, a special purpose vehicle established in the United States. Fortis Capital Funding LLP is only authorised to hold debt or other securities owed by Fortis entities. The trust capital securities are guaranteed by the Fortis parent companies and have a perpetual maturity, but after ten years Fortis has the option to redeem the security for cash on any distribution date.

The issue was composed of three tranches:

- a tranche of EUR 400 million with a variable coupon of 3-month Euribor + 1.30% for the first ten years and a coupon of 3-month Euribor plus 2.30% in subsequent years
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor + 2.30% in subsequent years
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire duration of the instrument which is classified as minority interest (see note 5).

Non-cumulative non-voting perpetual preference shares

In June 1999 Fortis issued non-cumulative non-voting perpetual preference shares. The regulator considers these preference shares as part of the Tier 1 capital of the Bank. The issue was initially composed of two tranches:

- A tranche of EUR 450 million with a fixed coupon of 6.25% for the first ten years, and a variable coupon of 3-month Euribor + 2.60% in subsequent years. After 10 years and once a year in subsequent years Fortis has the opportunity to redeem the instrument for cash on a distribution date.
- A tranche of EUR 200 million with a fixed coupon of 7.00% for the entire duration. Fortis redeemed this tranche in early 2004.

The preference shares have the benefit of a Support Agreement, pursuant to which Fortis Bank, Fortis Bank Nederland (Holding) N.V., Fortis N.V. and Fortis SA/NV (the 'Supporting Companies') jointly and severally agree to contribute to Fortis Capital Limited any additional funds necessary to allow it to pay dividends on the preference shares in the event that any of the Supporting Companies pays a dividend on its ordinary or preference shares in the same financial year.
Under this arrangement, the payment of any dividend by any of the Supporting Companies on its own capital stock would automatically trigger a full or proportional dividend entitlement for the investors in the hybrid securities, with full recourse against the Supporting Companies. This could theoretically lead to a situation where, even if the Supporting Companies were to have sufficient aggregate distributable reserves to pay a dividend on their own capital stock, this payment would trigger a payment obligation under the Support Agreement for which their distributable reserves would not be adequate.

As a condition for its acceptance of the hybrid securities constituting Tier 1 capital of Fortis Bank, the supervisory authorities have therefore requested that appropriate measures be put in place to ensure that any payments to be made by Fortis SA/NV or Fortis Bank under the Support Agreement as triggered by a dividend payment on their own shares be capped to the level of the aggregate distributable reserves of the Supporting Companies. To meet this condition, the Board of Directors has decided that Fortis SA/NV will not declare a dividend on its ordinary shares or on its preference shares or other capital instruments (if applicable) unless the aggregate of the distributable reserves of the Supporting Companies is sufficient to cover all dividend payments relating to their respective ordinary shares, preference shares or other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

Hybrid securities directly issued by Fortis Bank

In 2001 and 2004, Fortis Bank directly issued perpetual hybrid debt securities with a nominal amount of in each case EUR 1,000 million. Both issues share very similar features. They are redeemable in whole and not in part, at the option of the issuer after ten years. The securities benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V.

Hybrid securities issued by Fortis Hybrid Financing

In 2006, Fortis incorporated a special purpose company named 'Fortis Hybrid Financing' in the form of a Luxembourg limited liability company. Its sole purpose is to provide a vehicle for raising solvency capital for Fortis SA/NV and Fortis N.V. and the operating companies of the Fortis group by issuance of securities which will rank pari passu among themselves, and investing the proceeds thereof in instruments (other than ordinary share capital) issued by any of the Fortis operating companies (in banking or insurance) that qualify as solvency for such group entity.

Fortis Hybrid Financing launched a first issue of perpetual securities with a nominal amount of EUR 500 million in June 2006. The perpetual securities are not redeemable at the option of the holders but only at the option of the issuer after ten years. The securities have the benefit of a support agreement and subordinated guarantee entered into by Fortis SA/NV and Fortis N.V.

30.5 Other subordinated liabilities

Other subordinated liabilities include:

- Debt securities denominated in various currencies for an amount of EUR 10,610 million (2006: EUR 9,028 million; 2005: EUR 8,652 million) with an average interest rate of 5.0% (2006: 4.9%; 2005: 5.2%)
- Perpetual loans denominated in various currencies for an amount of EUR 158 million (2006: EUR 436 million; 2005: EUR 968 million) with an average interest rate of 5.4% (2006: 5.3%; 2005: 5.4%).

Fortis has designated selected subordinated liabilities and corresponding investments to be valued at fair value through profit or loss, reducing an accounting mismatch.

Fortis hedges interest rate risk of fixed rate subordinated liabilities on a portfolio basis (macro hedging) using interest rate swaps. The hedged liabilities are subordinated issues with the following features:

- denominated in local currency (euro)
- fixed term to maturity
- fixed principal amounts
- fixed interest payment dates
- does not contain interest rate options or embedded derivatives
- accounted for on an amortised cost basis.

Subordinated liabilities with these features form the portfolio of liabilities on the basis of which the hedged item is designated. Subordinated liabilities included in a portfolio hedge of interest rate risk need to share the risk being hedged. The cash flows are allocated to monthly time buckets based on contractual maturity dates.

The hedging instruments are plain vanilla interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

Changes in the fair value of the subordinated liabilities which are attributable to the hedged interest rate risk are recorded in the line Fair value adjustment from hedge accounting in order to adjust the carrying amount of the subordinated liabilities. The difference between the fair value and the carrying value of the hedged subordinated liabilities at designation of the hedging is amortised over the remaining life of the hedged item and is reported in Fair value adjustment from hedge accounting.

31 Other borrowings

The table below shows the components of Other borrowings as at 31 December.

	2007	2006	2005
Obligation to return securities	1,605		
Finance lease obligations	82	33	39
Private loans	646	518	649
Deposits related to margin accounts and collateral	195	895	331
Other	490	703	680
Total other borrowings	**3,018**	**2,149**	**1,699**

Fortis has designated cash-flow hedges using derivative financial instruments such as cross currency swaps to hedge its risks associated with USD fluctuations related to repayment of its interest bearing loans denominated in USD. The line Other includes a hedged 10-year note with a notional amount of US 100 million issued in March 2004 at a rate of 5.875%.

Changes in the fair value of the hedging instrument are recognised in equity, while the hedge ineffectiveness is recognised immediately in the income statement.

The terms of the cross currency swap agreement match the terms of the interest bearing loan.

Finance lease obligations

Fortis' obligations under finance lease agreements are detailed in the table below.

	Minimum lease payments			*Present value minimum lease payments*		
	2007	*2006*	*2005*	*2007*	*2006*	*2005*
Not later than 3 months	42	3	3	42	3	2
Later than 3 months and not later than 1 year	14	9	7	13	8	7
Later than 1 year and not later than 5 years	26	21	30	23	18	26
Later than 5 years	5	6	5	4	4	4
Total	**87**	**39**	**45**	**82**	**33**	**39**
Future finance charges	5	6	6			

Other

Other borrowings, excluding finance lease obligations, are classified by remaining maturity in the table below.

	2007	2006	2005
Not later than 3 months	2,009	1,202	1,145
Later than 3 months and not later than 1 year	161	168	74
Later than 1 year and not later than 5 years	391	421	87
Later than 5 years	375	325	354
Total	**2,936**	**2,116**	**1,660**

32 Provisions

The table below shows the breakdown of Provisions as at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Credit commitments	447			447
Restructuring	43	16		59
Other	351	42		393
Total provisions	**841**	**58**		**899**
31 December 2006				
Credit commitments	229	1		230
Restructuring	133	16		149
Other	355	83		438
Total provisions	**717**	**100**		**817**
31 December 2005				
Credit commitments	230		1	231
Restructuring	204	23		227
Other	361	88		449
Total provisions	**795**	**111**	**1**	**907**

Provisions for credit commitments are allowances covering credit risk on Fortis' credit commitments recorded off-balance that have been individually or on a portfolio basis identified as impaired. The amount of the impairment is the present value of the cash flows which Fortis expects to be required to settle its commitment.

Restructuring provisions cover the costs of restructuring plans for which implementation has been formally announced by Fortis' management. Restructuring provisions are related to the integration of recently acquired entities and to the further streamlining of the global Fortis organisation and infrastructure. Restructuring provisions include allowances for staff and other operating expenses.

The provisions for early departure programmes are based on the arrangements in the collective labour agreements. The provisions are set up when the collective labour agreements are finalised and the cash outflows are in line with the terms of the collective labour agreements. The provision for the plan to upgrade the quality of management, announced at the end of 2005, had a timescale of one year and the utilisation of this provision mainly explains the decrease in restructuring provisions in 2006.

Other provisions consist of provisions for tax litigations, legal litigations, and joint ventures. The tax and legal litigation provisions are based on best estimates available at the year end based on the opinion of legal and tax advisors. The timing of the outflow of cash related to these provisions is by nature uncertain given the unpredictability of the outcome and the time involved in concluding litigations.

The provision for joint ventures concerns joint ventures with a negative IFRS net equity. The provision was released in 2007 (2006: EUR 53 million; 2005: EUR 22 million).

Changes in Provisions during the year are as follows:

	Credit commitments	*Restruc-turing*	*Other*	*Total*
At 1 January 2006	**231**	**227**	**449**	**907**
Acquisition and divestment of subsidiaries				
Increase of provisions	75	60	82	217
Reversal of unused provisions	(100)	(36)	(43)	(179)
Utilised during the year		(116)	(37)	(153)
Accretion of interest		1		1
Foreign exchange differences	(6)		(6)	(12)
Other	30	13	(7)	36
At 31 December 2006	**230**	**149**	**438**	**817**
Acquisition and divestment of subsidiaries			(53)	(53)
Increase of provisions	370	47	76	493
Reversal of unused provisions	(151)	(96)	(25)	(272)
Utilised during the year		(29)	(41)	(70)
Accretion of interest				
Foreign exchange differences	(4)		2	(2)
Other	2	(12)	(4)	(14)
At 31 December 2007	**447**	**59**	**393**	**899**

33 Current and deferred tax liabilities

The table below summarises the tax position as at 31 December:

	2007			2006			2005		
	Current	*Deferred*	*Total*	*Current*	*Deferred*	*Total*	*Current*	*Deferred*	*Total*
Assets	471	2,500	2,971	470	991	1,461	430	1,500	1,930
Liabilities	1,133	1,357	2,490	1,369	1,364	2,733	1,201	2,428	3,629

Tax assets are included under Accrued interest and other assets (see note 24).

The components of deferred tax assets and deferred tax liabilities as at 31 December are shown below.

	Balance sheet			*Income statement*		
	2007	*2006*	*2005*	*2007*	*2006*	*2005*
Deferred tax assets:						
Assets held for trading (trading securities /derivative financial instruments /other assets held for trading)	38	148	225	(109)	(79)	95
Liabilities held for trading (short security sales / derivative financial instruments /other liabilities held for trading)	213	138	432	(37)	(295)	(507)
Investments (Held to maturity/Available for sale)	414	15	8	(17)	(2)	(9)
Investment property	11	5	24	2	(19)	(2)
Property, plant and equipment	36	41	34	(3)	13	(31)
Intangible assets (excluding goodwill)	5	3	2	3	1	
Insurance policy and claim reserves	430	657	563	(86)	231	(12)
Due from customers	194	152	107	42	51	1
Impairments on loans	167	227	163	(54)	66	61
Debt certificates and subordinated liabilities	46	21	51	25	(29)	37
Provisions for pensions and post-retirement benefits	352	390	431	(33)	(42)	44
Other provisions	258	174	612	88	(401)	27
Accrued expenses and deferred income	44	27	6	15	21	(6)
Unused tax losses	1,473	333	172	1,150	161	21
Other	156	234	516	(107)	(299)	162
Gross deferred tax assets	**3,837**	**2,565**	**3,346**	**879**	**(622)**	**(119)**
Unrecognised deferred tax assets	(161)	(131)	(107)	(51)	(21)	(29)
Net deferred tax assets	**3,676**	**2,434**	**3,239**	**828**	**(643)**	**(148)**
Deferred tax liabilities related to:						
Assets held for trading (trading securities /derivative financial instruments /other assets held for trading)	527	133	181	(284)	8	217
Liabilities held for trading (short security sales / derivative financial instruments /other liabilities held for trading)	1	1	5	(1)	5	48
Investments (HTM/AFS)	101	645	1,827	44	68	67
Investment property	114	74	267	(2)	196	(5)
Property, plant and equipment	539	543	376	10	(167)	12
Intangible assets (excluding goodwill)	189	145	22	(44)	(115)	3
Due from customers	84	113	167	45	54	(41)
Impairments on loans	9	8	21	(1)	13	(2)
Debt certificates and subordinated liabilities	36	26	49	(11)	23	(8)
Other provisions	132	125	116	(5)	(7)	(54)
Deferred policy acquisition costs	164	174	214	11	39	28
Deferred expense and accrued income	84	67	13	(16)	(53)	(25)
Tax exempt realised reserves	50	52	58	2	5	(10)
Other	503	701	851	195	202	(41)
Total deferred tax liabilities	**2,533**	**2,807**	**4,167**	**(57)**	**271**	**189**
Deferred tax income (expense)				**771**	**(372)**	**41**
Net deferred tax	**1,143**	**(373)**	**(928)**			

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same taxation authority. The amounts offset in the balance sheet are:

	2007	*2006*	*2005*
Deferred tax asset	2,500	991	1,500
Deferred tax liability	1,357	1,364	2,428
Net deferred tax	**1,143**	**(373)**	**(928)**

At 31 December 2007, the aggregate deferred and current tax relating to items that are charged to equity amounts to EUR 14) million, negative, and EUR 4 million respectively (2006: EUR 617 million respectively EUR 1 million; 2005: EUR 1,543 million respectively EUR 4 million negative).

Deferred tax assets are recognised to the extent that it is probable that there will be sufficient future taxable profit against which the deferred tax asset can be utilised. No deferred tax assets have been recognised on unused tax losses and unused tax credits of EUR 698 million (2006: EUR 416 million; 2005: EUR 351 million) that can be carried forward unlimited in time.

Deferred tax assets depending on future taxable profits in excess of profits arising from the reversal of existing taxable temporary differences amount to EUR 848 million (2006: EUR 30 million; 2005: EUR 13 million) and have been recognised based on the expectation that sufficient taxable income will be generated in future years to utilise these deferred tax assets.

34 Accrued interest and other liabilities

The composition of Accrued interest and other liabilities as at 31 December is as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2007				
Deferred revenues	718	51		769
Accrued interest expense	33,742	250	(129)	33,863
Accrued other expenses	2,640	134	(37)	2,737
Derivatives held for hedging purposes	245	2	(1)	246
Defined benefit liabilities	2,223	911	(29)	3,105
Other employee benefit liabilities	1,132	213	1	1,346
Accounts payable	*1,129*	*291*	(15)	1,405
Due to agents, policyholders and intermediaries	4	1,107	(1)	1,110
VAT and other taxes payable	145	87	20	252
Dividends payable	5		46	51
Policyholder dividends payable		1		1
Due to reinsurers		161		161
Other liabilities	19,481	1,241	(27)	20,695
Total	**61,464**	**4,450**	**(172)**	**65,742**
31 December 2006				
Deferred revenues	597	12		609
Accrued interest expense	24,439	208	(91)	24,556
Accrued other expenses	1,859	88	(9)	1,938
Derivatives held for hedging purposes	196	1	(2)	195
Defined benefit liabilities	2,333	848	(88)	3,093
Other employee benefit liabilities	1,037	209	112	1,358
Accounts payable	869	280		1,149
Due to agents, policyholders and intermediaries	2	1,160	(1)	1,161
VAT and other taxes payable	118	77	5	200
Dividends payable	8		25	33
Policyholder dividends payable		1		1
Due to reinsurers		173		173
Other liabilities	16,018	1,452	15	17,485
Total	**47,476**	**4,509**	**(34)**	**51,951**
31 December 2005				
Deferred revenues	531	36	(1)	566
Accrued interest expense	19,231	201	(131)	19,301
Accrued other expenses	1,168	86	(8)	1,246
Derivatives held for hedging purposes	1,842			1,842
Defined benefit liabilities	2,390	832	(67)	3,155
Other employee benefit liabilities	*888*	258	113	1,259
Accounts payable	1,326	197	6	1,529
Due to agents, policyholders and intermediaries	12	1,107	(2)	1,117
VAT and other taxes payable	86	85	4	175
Dividends payable	5		23	28
Due to reinsurers		156		156
Other liabilities	13,241	1,456	(60)	14,637
Total	**40,720**	**4,414**	**(123)**	**45,011**

Derivatives held for hedging purposes contains the negative fair value of all derivatives qualifying as hedging instruments. EUR 243 million (2006: EUR 185 million; 2005: EUR 1,828 million) is related to fair-value hedges and EUR 3 million (2006: EUR 11 million; 2005: EUR 14 million) to cash-flow hedges. The hedging strategies are further explained in note 7.

Further details on Defined benefit liabilities can be found in note 9. Other employee-benefit liabilities relates to other long-term employee benefits (see note 9), social-security charges and termination benefits.

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, i.e. the date when Fortis becomes a party to the contractual provisions of the instrument.

The line Other includes EUR 1,784 million (2006: EUR 1,421 million; 2005: EUR 1,288 million) regarding the carrying value of non-derivative financial instruments designated as hedging instruments in net investment hedges and EUR 834 million (2006: EUR 368 million; 2005: EUR 337 million) is related to non-derivative financial liabilities designated as hedging instruments in fair value hedges. The remainder of the line Other liabilities mainly consists of balancing temporary amounts between trade date and settlement date.

35 Derivatives

Derivatives include forwards, futures, swaps and option contracts, all of which derive their value from underlying interest rates, foreign exchange rates, commodity values, equity instruments or credit instruments.

A derivative contract may be traded either on an exchange or over-the-counter ('OTC'). Exchange traded derivatives, which include futures and option contracts, are standardised and generally do not involve significant counterparty risk due to the margin requirements of the individual exchanges. OTC derivative contracts are individually negotiated between contracting parties. Financial instruments can also include embedded derivatives, i.e. components of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary similar to a stand-alone derivative.

The notional amounts of derivative contracts are not recorded in the balance sheet as assets or liabilities and do not represent the potential for gain or loss associated with such transactions. The exposure to the credit risk associated with counterparty non-performance is limited to the positive fair value of the derivative contracts.

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest rate payments. Fortis uses interest rate swaps to modify the interest rate characteristics of certain assets and liabilities. For example, based on long-term debt, an interest rate swap can be entered into to convert a fixed interest rate instrument into a floating interest rate instrument, in order to reduce the interest rate mismatch. Fortis also uses interest rate swaps to hedge the risk of price fluctuations of the trading securities.

Interest rate futures are exchange traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price.

Interest rate forward agreements are OTC derivative instruments in which two parties agree on an interest rate and period which serve as a reference point in determining a net payment to be made by one party to the other, depending on the prevailing market rate at a future point in time.

Interest rate options are interest rate protection instruments that if exercised, involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed upon rate applied to a notional amount. Exposure to losses on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final payments in different currencies. The value of swap contracts depends upon their maturity dates, interest and foreign exchange rates, and the timing of payments.

Foreign exchange contracts, which include spot, forward and future contracts, represent agreements to exchange payments in different foreign currencies at an agreed exchange rate, on an agreed settlement date. These contracts are used to hedge net capital and foreign exchange exposure.

Foreign exchange option contracts are similar to interest rate option contracts, the difference being that they are based on currency exchange rates rather than interest rates. The value of these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

In exchange-traded foreign exchange contracts, exposure to off-balance sheet credit risk is limited, as these transactions are executed on organised exchanges that assume the obligations of counterparties and generally require security deposits and daily settlement of margins.

A commodity forward or future contract is a contract where the underlying is a commodity. A commodity swap is a swap where exchanged cash flows are dependent on the price of an underlying commodity. A commodity option is an option either to buy or to sell a commodity contract at a fixed price until a specified date.

Credit derivatives allow credit risk to be isolated from all other risks as well as from the instrument with which it is associated, so that the credit risk can be passed from one party to another. In a credit default swap, the buyer/beneficiary pays a premium and acquires the right to sell back a reference bond to the seller/guarantor if a credit event occurs.

A total return swap is a contract in which the beneficiary agrees to pay the guarantor the total return on the reference asset, which consists of all contractual payments as well as any appreciation in the market value of the reference asset.

Equity derivatives include equity swaps, options, futures and forward contracts. An equity swap is a swap in which the cash flows that are exchanged are based on the total return on a stock market index or on individual equity securities and an interest rate (either a fixed rate or a floating rate). Equity (or stock) options give the right to buy (in the case of a call option) or to sell (in the case of a put option) a fixed number of shares of a company, at a given price, before or on a specified date.

35.1 Derivatives held for trading

The Derivatives held for trading as at 31 December are composed of the following:

	Assets		Liabilities	
	Fair value	*Notional amount*	*Fair value*	*Notional amount*
2007				
Foreign exchange contracts				
Forwards and futures	984	222,804	1,299	222,654
Interest and currency swaps	447	17,815	449	17,693
Options	759	69,358	571	68,253
Total	**2,190**	**309,977**	**2,319**	**308,600**
Interest rate contracts				
Forwards and futures	16	104,943	35	21,313
Swaps	13,200	1,490,716	14,489	1,490,843
Options	5,805	865,183	6,016	854,238
Total	**19,021**	**2,460,842**	**20,540**	**2,366,394**
Commodity contracts				
Forwards and futures		9,468	96	9,763
Swaps	931	10,388	780	8,687
Options	348	1,053	257	1,044
Total	**1,279**	**20,909**	**1,133**	**19,494**
Equity/Index contracts				
Forwards and futures	1	990	7	1,962
Swaps	368	30,414	1,081	14,480
Options and warrants	4,300	34,993	6,478	43,167
Total	**4,669**	**66,397**	**7,566**	**59,609**
Credit derivatives				
Swaps	1,474	23,980	1,369	24,372
Total	**1,474**	**23,980**	**1,369**	**24,372**
Other	**215**	**894**	**594**	**1,203**
Balance as at 31 December 2007	**28,848**	**2,882,999**	**33,521**	**2,779,672**
Fair values supported by observable market data	1,910		2,702	
Fair values obtained using a valuation model	26,938		30,819	
Total	**28,848**		**33,521**	
Over the counter (OTC)	28,369	2,735,200	33,188	2,720,386
Exchange traded	480	147,799	333	59,286
Total	**28,848**	**2,882,999**	**33,521**	**2,779,672**

	Assets		Liabilities	
	Fair value	*Notional amount*	*Fair value*	*Notional amount*
2006				
Foreign exchange contracts				
Forwards and futures	702	164,373	680	164,545
Interest and currency swaps	308	15,472	248	15,232
Options	323	53,551	284	52,894
Total	**1,333**	**233,396**	**1,212**	**232,671**
Interest rate contracts				
Forwards and futures	13	14,659	13	13,194
Swaps	11,093	1,296,418	12,863	1,296,483
Options	5,564	616,084	5,533	611,557
Total	**16,670**	**1,927,161**	**18,409**	**1,921,234**
Commodity contracts				
Forwards and futures	553	12,245	463	11,706
Swaps	92	924	64	994
Options	249	544	247	577
Total	**894**	**13,713**	**774**	**13,277**
Equity/Index contracts				
Forwards and futures	2	2,946		4,995
Swaps	554	9,339	277	21,215
Options and warrants	1,905	18,586	3,256	28,394
Total	**2,461**	**30,871**	**3,533**	**54,604**
Credit derivatives				
Options		72		
Swaps	132	15,341	192	17,320
Total	**132**	**15,413**	**192**	**17,320**
Other	**55**	**323**	**266**	**481**
Balance as at 31 December 2006	**21,545**	**2,220,877**	**24,386**	**2,239,587**
Fair values supported by observable market data	1,287		1,124	
Fair values obtained using a valuation model	20,258		23,262	
Total	**21,545**		**24,386**	
Over the counter (OTC)	21,010	2,185,009	24,065	2,195,470
Exchange traded	535	35,868	321	44,117
Total	**21,545**	**2,220,877**	**24,386**	**2,239,587**

	Assets		Liabilities	
	Fair value	Notional amount	Fair value	Notional amount
2005				
Foreign exchange contracts				
Forwards and futures	495	233,902	358	233,888
Interest and currency swaps	616	14,508	575	14,012
Options	348	50,322	279	49,086
Total	**1,459**	**298,732**	**1,212**	**296,986**
Interest rate contracts				
Forwards and futures	34	24,082	19	30,877
Swaps	12,340	1,302,494	13,412	1,289,358
Options	7,115	434,091	6,969	423,556
Total	**19,489**	**1,760,667**	**20,400**	**1,743,791**
Commodity contracts				
Forwards and futures		2	1	14
Swaps	21	209	12	209
Options	118	639	129	602
Total	**139**	**850**	**142**	**825**
Equity/Index contracts				
Forwards and futures		447	19	2,245
Swaps	408	9,381	93	11,751
Options and warrants	1,998	13,011	2,591	16,596
Total	**2,406**	**22,839**	**2,703**	**30,592**
Credit derivatives				
Swaps	236	17,397	159	4,795
Total	**236**	**17,397**	**159**	**4,795**
Other	**60**	**1,007**	**187**	**696**
Balance as at 31 December 2005	***23,789***	***2,101,492***	***24,803***	***2,077,685***
Fair values supported by observable market data	1,685		666	
Fair values obtained using a valuation model	22,104		24,137	
Total	**23,789**		**24,803**	
Over the counter (OTC)	23,632	2,074,973	24,677	2,046,691
Exchange traded	157	26,519	126	30,994
Total	**23,789**	**2,101,492**	**24,803**	**2,077,685**

35.2 Derivatives held for hedging purposes

The Derivatives held for hedging are mainly related to fair value hedges. Fortis uses derivatives, principally interest rate swaps, for hedging purposes in the management of its own asset and liability portfolios and structural positions. This enables Fortis to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

Hedging derivatives as at 31 December are shown below.

	Assets			*Liabilities*
	Fair value	*Notional amount*	*Fair value*	*Notional amount*
2007				
Foreign exchange contracts				
Forwards and futures				
Interest and currency swaps		105	3	104
Total		**105**	**3**	**104**
Interest rate contracts				
Forwards and futures		14		
Swaps	1,297	51,400	243	51,384
Total	**1,297**	**51,414**	**243**	**51,384**
Balance as at 31 December 2007	**1,297**	**51,520**	**246**	**51,488**
Fair value supported by observable market data	1,208		108	
Fair value obtained using a valuation model	89		138	
Total	**1,297**		**246**	
Over the counter (OTC)	1,297	51,520	246	51,488
Exchange traded				
Total	**1,297**	**51,520**	**246**	**51,488**

	Assets		Liabilities	
	Fair value	*Notional amount*	*Fair value*	*Notional amount*
2006				
Foreign exchange contracts				
Forwards and futures	10	65	10	67
Interest and currency swaps	1	431	3	432
Total	11	**496**	**13**	**499**
Interest rate contracts				
Swaps	537	51,035	182	51,027
Total	**537**	**51,035**	**182**	**51,027**
Balance as at 31 December 2006	**548**	**51,531**	**195**	**51,526**
Fair value supported by observable market data	478		32	
Fair value obtained using a valuation model	70		163	
Total	**548**		**195**	
Over the counter (OTC)	548	51,531	195	51,526
2005				
Foreign exchange contracts				
Forwards and futures	13	123	14	124
Interest and currency swaps	83	826	91	826
Total	**96**	**949**	**105**	**950**
Interest rate contracts				
Swaps	219	43,504	1,737	43,508
Options	1	720		
Total	**220**	**44,224**	**1,737**	**43,508**
Balance as at 31 December 2005	**316**	**45,173**	**1,842**	**44,458**
Fair value supported by observable market data	302		1,290	
Fair value obtained using a valuation model	14		552	
Total	**316**		**1,842**	
Over the counter (OTC)	316	45,173	1,842	44,458

36 Fair value of financial assets and financial liabilities

The following table presents the carrying amounts and fair value of those classes of financial assets and financial liabilities not reported at fair value on the Fortis consolidated balance sheet. A description of the methods used to determine the fair value of financial instruments is given below.

	2007		2006		2005	
	Carrying value	*Fair value*	*Carrying value*	*Fair value*	*Carrying value*	*Fair value*
Assets						
Cash and cash equivalents	26,360	26,138	20,413	20,416	21,822	21,734
Due from banks	119,036	119,129	90,131	90,300	81,002	81,388
Due from customers	316,308	314,402	286,459	290,004	280,759	285,792
Investments held to maturity	4,234	4,301	4,505	4,642	4,670	4,841
Reinsurance and other receivables	9,718	9,672	9,187	9,183	9,557	9,520
Total financial assets	**475,656**	**473,642**	**410,695**	**414,545**	**397,810**	**403,275**
Liabilities						
Due to banks	192,431	192,285	177,481	177,482	175,183	175,621
Due to customers	262,298	261,211	259,258	258,739	259,064	258,572
Debt certificates	102,073	102,250	90,686	90,833	77,266	78,223
Subordinated liabilities	21,925	22,201	15,375	15,711	13,757	13,196
Other borrowings	3,018	3,030	2,149	2,199	1,699	1,579
Total financial liabilities	**581,745**	**580,977**	**544,949**	**544,964**	**526,969**	**527,191**

Fair value is the amount for which an asset could be exchanged, a liability settled or an equity instrument granted could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fortis uses the following methods, in the order listed, in determining the fair value of financial instruments:

- quoted price in an active market
- valuation techniques, and
- cost.

When a financial instrument is traded in an active and liquid market, its quoted market price or value provides the best evidence of fair value. No adjustment is made to the fair value of large holdings of shares, unless there is a binding agreement to sell the shares at a price other than the market price. The appropriate quoted market price for an asset held or a liability to be issued is the current bid price, and for an asset to be acquired or a liability held, the ask price. Mid-market prices are used as a basis for establishing fair values of assets and liabilities with offsetting market risks.

If no active market price is available, fair values are estimated using present value or other valuation techniques based on market conditions existing at the reporting date. If there is a valuation technique commonly used by market participants to price an instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, Fortis applies that technique.

Valuation techniques that are well established in financial markets include recent market transactions, discounted cash flows and option pricing models. An acceptable valuation technique incorporates all factors that market participants would consider in setting a price, and should be consistent with accepted economic methodologies for pricing financial instruments.

The basic principles in estimating fair value are:

- maximise market inputs and minimise internal estimates and assumptions
- change estimation techniques only if an improvement can be demonstrated or if a change is necessary because of changes in the availability of information.

The fair value presented is the 'clean' fair value, which is the total fair value or 'dirty' fair value less interest accruals. Interest accruals are reported separately.

Methods and assumptions used in determining fair value are largely dependent on whether the instrument is traded on financial markets and what information is available to be incorporated into the valuation models. A summary of different financial instrument types along with the fair value treatment is included below.

Quoted market prices are used for financial instruments traded on a financial market with price quotations.

Non-exchange-traded financial instruments are often traded in over-the-counter (OTC) markets by dealers or other intermediaries from whom market prices are obtainable.

Quotations are available from various sources for many financial instruments traded regularly in the OTC market. Those sources include the financial press, various quotation publications and financial reporting services, and individual market makers.

Quoted market prices provide the most reliable fair value for derivatives traded on a recognised exchange. Fair value for derivatives not traded on a recognised exchange is considered to be the value that could be realised through termination or assignment of the derivative.

Common valuation methodologies for an interest rate swap incorporate a comparison of the yield of the swap with the current swap yield curve. The swap yield curve is derived from quoted swap rates. Dealer bid and offer quotes are generally available for basic interest rate swaps involving counterparties whose securities are investment-grade.

Factors that influence the valuation of an individual derivative include the counterparty's credit standing and the complexity of the derivative. If these factors differ from the basic factors underlying the quote, an adjustment to the quoted price may be considered.

The fair value (FV) calculation of financial instruments not actively traded on financial markets can be summarised as follows:

Instrument Type	Fortis Products	FV Calculation
Instruments with no stated maturity	Current accounts, saving accounts, etc.	Nominal value.
Instruments without optional features	Straight loans, deposits, etc.	Discounted cash flow methodology; discounting yield curve is the swap curve plus spread (assets) or the swap curve minus spread (liabilities); spread is based on commercial margin computed based on the average on new production during last 3 months.
Instruments with optional features	Mortgage loans and other instruments with option features	Product is split and linear (non-optional) component is valued using a discounted cash flow methodology and option component valued based on option pricing model.
Subordinated loans	Subordinated loans	Discounted cash flow methodology in which spread is based on subordination cost for Fortis based on market quotations.
Private equity	Private equity and non-quoted participations investments	In general based on the European Venture Capital Association valuation guidelines, using amongst others Enterprise Value/EBITDA, Price/Cash flow and Price/Earnings.
Preference shares (non-quotes)	Preference shares	If the share is characterised as a debt instrument, a discounted cash flow model is used.

Fortis has a policy in place aimed at quantifying and monitoring pricing uncertainties related to the calculation of fair values using valuation techniques and internal models. Related uncertainties are a feature of the 'model risk' concept.

Model risk arises when the product pricing requires valuation techniques which are not yet standardised or for which input data cannot be directly observed in the market, leading to assumptions on the input data themselves.

The development of new, sophisticated products in the market has resulted in the development of mathematical models to price them. These models in turn depend on assumptions regarding the stochastic behaviour of underlying variables, numerical algorithms and other possible approximations needed to replicate the complexity of the financial instruments.

Furthermore, the underlying hypotheses of a model depend on the general market conditions (e.g. specific interest rates, volatilities) prevailing at the time it is developed. There is no guarantee that the model will continue to yield adequate results should market conditions change drastically.

Any related model uncertainty is quantified as accurately as possible and is the basis in adjusting the fair value calculated by the valuation techniques and internal models.

Notes to the income statement

37 Interest income

The breakdown of Interest income by type of product for the year ended 31 December is shown below.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Interest income				
Interest income on cash equivalents	1,310	97	(88)	1,319
Interest income on due from banks	9,790	358	(669)	9,479
Interest income on investments	5,326	2,426	(21)	7,731
Interest income on due from customers	16,850	413	(136)	17,127
Interest income on derivatives held for trading	55,923	191	(360)	55,754
Other interest income	3,454	27	(22)	3,459
Total interest income	**92,653**	**3,512**	**(1,296)**	**94,869**
2006				
Interest income				
Interest income on cash equivalents	677	79	(74)	682
Interest income on due from banks	4,947	140	(150)	4,937
Interest income on investments	5,536	2,095	(88)	7,543
Interest income on due from customers	15,578	495	(202)	15,871
Interest income on derivatives held for trading	40,563	106	(245)	40,424
Other interest income	2,896	252	(22)	3,126
Total interest income	**70,197**	**3,167**	**(781)**	**72,583**
2005				
Interest income				
Interest income on cash equivalents	507	30	(30)	507
Interest income on due from banks	3,351	137	(125)	3,363
Interest income on investments	4,620	1,903	(81)	6,442
Interest income on due from customers	11,728	525	(78)	12,175
Interest income on derivatives held for trading	42,527	92	(215)	42,404
Other interest income	1,962	16	(24)	1,954
Total interest income	**64,695**	**2,703**	**(553)**	**66,845**

The interest on impaired loans amounted in 2007 to EUR 115 million (2006: EUR 98 million; 2005: EUR 97 million).

38 Insurance premiums

The following table provides an overview of gross Insurance premiums earned for the year ended 31 December.

	2007	*2006*	*2005*
Life insurance	9,688	9,147	8,256
Non-life insurance	5,385	4,936	4,788
Other insurance and eliminations	(52)	(34)	(64)
Total gross earned premiums from insurance activities	**15,021**	**14,049**	**12,980**
Insurance premiums earned from banking activities	9	12	13
Eliminations	(96)	(77)	(74)
Total gross earned premiums	**14,934**	**13,984**	**12,919**

The table below shows the details of Life insurance premiums for the year ended 31 December.

	2007	*2006*	*2005*
Unit-linked insurance contracts			
Single written premiums	380	58	52
Periodic written premiums	246	175	155
Group business total	*626*	*233*	*207*
Single written premiums	275	268	204
Periodic written premiums	929	913	906
Individual business total	*1,204*	*1,181*	*1,110*
Total unit-linked insurance contracts	**1,830**	**1,414**	**1,317**
Non unit-linked insurance contracts			
Single written premiums	394	976	438
Periodic written premiums	835	909	826
Group business total	*1,229*	*1,885*	*1,264*
Single written premiums	1,501	1,315	960
Periodic written premiums	1,278	1,136	1,237
Individual business total	*2,779*	*2,451*	*2,197*
Total non unit-linked insurance contracts	**4,008**	**4,336**	**3,461**
Investment contracts with DPF			
Single written premiums	3,497	3,072	2,888
Periodic written premiums	353	325	590
Total investment contracts with DPF	**3,850**	**3,397**	**3,478**
Total gross premiums Life insurance	**9,688**	**9,147**	**8,256**
Premium inflow recognised in income statement	9,688	9,147	8,256
Premium inflow deposit accounting	3,481	2,978	3,225
Total premium inflow Life insurance	**13,169**	**12,125**	**11,481**

Total premium inflow Life insurance is gross premiums received by insurance companies for issued insurance and investment contracts. Premium inflow of insurance contracts and investment contracts with DPF is recognised in the income statement. Premium inflow of investment contracts without DPF, mainly unit-linked contracts, is – after deduction of fees – directly recognised as liabilities (deposit accounting). Fees are recognised as fee income in the income statement.

The table below shows the details of Non-life insurance premiums for the year ended 31 December. Premiums for motor, fire and other damage to property and other are grouped in Property & Casualty.

	Accident & Health	*Property & Casualty*	*Total*
2007			
Gross written premiums	1,727	3,756	5,483
Change in unearned premiums, gross	(24)	(74)	(98)
Gross earned premiums	**1,703**	**3,682**	**5,385**
Ceded reinsurance premiums	(195)	(334)	(529)
Reinsurers' share of unearned premiums	(1)		(1)
Net earned premiums Non-life insurance	**1,507**	**3,348**	**4,855**
2006			
Gross written premiums	1,540	3,493	5,033
Change in unearned premiums, gross	(10)	(87)	(97)
Gross earned premiums	**1,530**	**3,406**	**4,936**
Ceded reinsurance premiums	(192)	(298)	(490)
Reinsurers' share of unearned premiums	(12)	(6)	(18)
Net earned premiums Non-life insurance	**1,326**	**3,102**	**4,428**
2005			
Gross written premiums	1,498	3,277	4,775
Change in unearned premiums, gross	11	2	13
Gross earned premiums	**1,509**	**3,279**	**4,788**
Ceded reinsurance premiums	(166)	(388)	(554)
Reinsurers' share of unearned premiums	(75)	5	(70)
Net earned premiums Non-life insurance	**1,268**	**2,896**	**4,164**

Below is a breakdown of the Non-life gross earned premiums by reporting segment.

	Accident & Health	*Property & Casualty*	*Total*
2007			
Insurance Belgium	392	965	1,357
Insurance Netherlands	1,108	982	2,090
Insurance International	203	1,735	1,938
Gross earned premiums Non-life insurance	**1,703**	**3,682**	**5,385**
2006			
Insurance Belgium	367	886	1,253
Insurance Netherlands	959	985	1,944
Insurance International	204	1,535	1,739
Gross earned premiums Non-life insurance	**1,530**	**3,406**	**4,936**
2005			
Insurance Belgium	329	830	1,159
Insurance Netherlands	1,003	986	1,989
Insurance International	177	1,463	1,640
Gross earned premiums Non-life insurance	**1,509**	**3,279**	**4,788**

39 Dividend and other investment income

This table provides details of Dividend and other investment income for the year ended 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
2007				
Dividend and other investment income				
Dividend income from equity securities	151	279	6	436
Rental income from investment property	67	279	(10)	336
Revenues parking garage	1	229		230
Other investment income	7	89	(12)	84
Total dividend and other investment income	**226**	**876**	**(16)**	**1,086**
2006				
Dividend and other investment income				
Dividend income from equity securities	125	271	2	398
Rental income from investment property	56	263		319
Revenues parking garage	1	206		207
Other investment income	18	56	(2)	72
Total dividend and other investment income	**200**	**796**		**996**
2005				
Dividend and other investment income				
Dividend income from equity securities	119	226	(1)	344
Rental income from investment property	54	258	(3)	309
Revenues parking garage		196		196
Other investment income	15	56	(2)	69
Total dividend and other investment income	**188**	**736**	**(6)**	**918**

40 Realised capital gains and losses on investments

For the year ended 31 December, Realised capital gains and losses on investments are broken down as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Debt securities	98	(229)		(131)
Equity securities	645	1,327	25	1,997
Real estate	83	104		187
Subsidiaries, associates and joint ventures	53	2		55
Other	2	23		25
Realised capital gains (losses) on investments	**881**	**1,227**	**25**	**2,133**
2006				
Debt securities	76	(34)		42
Equity securities	375	474	(15)	834
Real estate	21	127		148
Subsidiaries, associates and joint ventures	104			104
Other		9		9
Realised capital gains (losses) on investments	**576**	**576**	**(15)**	**1,137**
2005				
Debt securities	530	168		698
Equity securities	90	245	(6)	329
Real estate	54	76		130
Subsidiaries, associates and joint ventures	36	4	443	483
Other	2			2
Realised capital gains (losses) on investments	**712**	**493**	**437**	**1,642**

41 Other realised and unrealised gains and losses

Other realised and unrealised gains and losses as included in the income statement for the year ended 31 December are presented below.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Assets/liabilities held for trading	919	(21)	(124)	774
Assets and liabilities held at fair value through profit or loss	165	(187)	281	259
Hedging results	173	5		178
Other	21	(3)	(53)	(35)
Other realised and unrealised gains and losses	**1,278**	**(206)**	**104**	**1,176**
2006				
Assets/liabilities held for trading	967	(10)	(262)	695
Assets and liabilities held at fair value through profit or loss	140	(10)	302	432
Hedging results	272	(1)	(1)	270
Other	(40)	4	1	(35)
Other realised and unrealised gains and losses	**1,339**	**(17)**	**40**	**1,362**
2005				
Assets/liabilities held for trading	475	13	(98)	390
Assets and liabilities held at fair value through profit or loss	220	2	165	387
Hedging results	199		1	200
Other	(89)	1	(11)	(99)
Other realised and unrealised gains and losses	**805**	**16**	**57**	**878**

All gains and losses arising from a change in the fair value of a financial asset or a financial liability, excluding interest accruals recorded under Interest income and Interest expense, are recorded in Other realised and unrealised gains and losses.

Assets and liabilities held for trading, including derivatives held for trading, are acquired principally for the purpose of generating a profit from short-term fluctuations in the price or the dealer' margin. Initial recognition is at acquisition cost, including any transaction costs to acquire the financial instrument. Subsequent measurement is at fair value with changes in fair value recorded in the income statement.

All changes in fair value of the assets and liabilities held at fair value through profit or loss are reported above. This includes unrealised gains and losses from revaluations and realised gains and losses upon derecognition of the assets or liabilities.

Hedging results contain the changes in fair value attributable to the hedged risk – mainly interest-rate risk – of hedged assets and liabilities and the changes in fair value of the hedging instruments.

In the context of portfolio hedges of interest rate risk (macro hedging), the initial difference between the fair value and the carrying value of the hedged item at designation of the hedging relationship is amortised over the remaining life of the hedged item. These amounts are included in Hedging results in the table above.

42 Fee and commission income

Fee and commission income for the year ended 31 December is specified in the table below.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Fee and commission income				
Securities and custodian services	1,197		(16)	1,181
Reinsurance commissions and insurance and investment fees	307	360	(281)	386
Asset management	1,460	33	(11)	1,482
Payment services	717		(8)	709
Guarantees and commitment fees	291			291
Other service fees	271	152	(72)	351
Total fee and commission income	**4,243**	**545**	**(388)**	**4,400**
2006				
Fee and commission income				
Securities and custodian services	926		(1)	925
Reinsurance commissions and insurance and investment fees	275	293	(252)	316
Asset management	1,236	38	(9)	1,265
Payment services	650		(1)	649
Guarantees and commitment fees	289			289
Other service fees	208	147	(65)	290
Total fee and commission income	**3,584**	**478**	**(328)**	**3,734**
2005				
Fee and commission income				
Securities and custodian services	716		(10)	706
Reinsurance commissions and insurance and investment fees	176	249	(140)	285
Asset management	958	68	(28)	998
Payment services	619			619
Guarantees and commitment fees	232			232
Other service fees	193	98	(7)	284
Total fee and commission income	**2,894**	**415**	**(185)**	**3,124**

43 Other income

Other income includes the following elements for the year ended 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Other income				
Reinsurers' share of claims paid		245		245
Reinsurers' share in change of liabilities		124		124
Operating lease income	34			34
Gain on sale of buildings held for sale		157		157
Other	269	162	(139)	292
Total other income	**303**	**688**	**(139)**	**852**
2006				
Other income				
Reinsurers' share of claims paid		412		412
Reinsurers' share in change of liabilities		(137)		(137)
Operating lease income	9			9
Gain on sale of buildings held for sale		110		110
Other	251	134	(100)	285
Total other income	**260**	**519**	**(100)**	**679**
2005				
Other income				
Reinsurers' share of claims paid		503		503
Reinsurers' share in change of liabilities		(229)		(229)
Operating lease income	3			3
Gain on sale of buildings held for sale		30		30
Other	256	177	(28)	405
Total other income	**259**	**481**	**(28)**	**712**

44 Interest expenses

The following table shows the breakdown of Interest expenses by product for the year ended 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
2007				
Interest expenses				
Interest expenses due to banks	10,799	432	(436)	10,795
Interest expenses due to customers	10,530		(493)	10,037
Interest expenses on debt certificates	4,945		313	5,258
Interest expenses on subordinated liabilities	765	72	50	887
Interest expenses on other borrowings	85	91	(84)	92
Interest expenses on liabilities held for trading and derivatives	58,230	198	(321)	58,107
Interest expenses on other liabilities	2,032	58	88	2,178
Total interest expenses	**87,386**	**851**	**(883)**	**87,354**
2006				
Interest expenses				
Interest expenses due to banks	7,960	176	(161)	7,975
Interest expenses due to customers	9,067	3	(294)	8,776
Interest expenses on debt certificates	3,356		273	3,629
Interest expenses on subordinated liabilities	676	80	29	785
Interest expenses on other borrowings	454	80	(215)	319
Interest expenses on liabilities held for trading and derivatives	41,337	101	(264)	41,174
Interest expenses on other liabilities	2,261	125	77	2,463
Total interest expenses	**65,111**	**565**	**(555)**	**65,121**
2005				
Interest expenses				
Interest expenses due to banks	4,808	107	(95)	4,820
Interest expenses due to customers	6,877	3	(255)	6,625
Interest expenses on debt certificates	2,468		314	2,782
Interest expenses on subordinated liabilities	609	100	32	741
Interest expenses on other borrowings	302	78	(111)	269
Interest expenses on liabilities held for trading and derivatives	43,282	65	(248)	43,099
Interest expenses on other liabilities	1,696	152	43	1,891
Total interest expenses	**60,042**	**505**	**(320)**	**60,227**

45 Insurance claims and benefits

The details of Insurance claims and benefits for the year ended 31 December are shown in the table below.

	2007	*2006*	*2005*
Life insurance	10,166	9,883	8,591
Non-life insurance	4,141	3,458	3,411
Eliminations	(51)	(35)	(58)
Total insurance claims and benefits from insurance activities	**14,256**	**13,306**	**11,944**
Insurance claims and benefits from Banking activities	4	6	6
Eliminations	(185)	(161)	(162)
Total insurance claims and benefits	**14,075**	**13,151**	**11,788**

Details of Life insurance claims and benefits, net of reinsurance, are shown below.

	2007	*2006*	*2005*
Benefits and surrenders, gross	5,464	5,733	4,366
Change in liabilities arising from insurance and investment contracts, gross	4,620	4,094	4,175
Ceded reinsurance premiums	82	56	50
Total Life insurance claims and benefits, gross	**10,166**	**9,883**	**8,591**
Reinsurers' share of claims and benefits	(32)	(22)	(36)
Total Life insurance claims and benefits, net	**10,134**	**9,861**	**8,555**

Details of Non-life insurance claims and benefits, net of reinsurance, are shown in the following table.

	2007	*2006*	*2005*
Claims paid, gross	3,000	2,678	2,471
Change in liabilities arising from insurance contracts, gross	611	272	316
Ceded reinsurance premiums	529	490	554
Reinsurers' share of unearned premiums	1	18	70
Total Non-life insurance claims and benefits, gross	**4,141**	**3,458**	**3,411**
Reinsurers' share of change in liabilities	(132)	20	57
Reinsurers' share of claims paid	(209)	(276)	(299)
Total Non-life insurance claims and benefits, net	**3,800**	**3,202**	**3,169**

46 Change in impairments

The Change in impairments for the year ended 31 December is as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Change in impairments on:				
Cash and cash equivalents				
Due from banks	(3)			(3)
Due from customers	173	(12)		161
Credit commitments - banks				
Credit commitments - customers	219			219
Investments in debt securities	2,424	164		2,588
Investments in equity securities and other	8	22		30
Investment property	(2)	19		17
Investments in associates and joint ventures				
Reinsurance and other receivables	1	1		2
Property, plant and equipment				
Goodwill and other intangible assets		2		2
Accrued interest and other assets	15	11		26
Total change in impairments	**2,835**	**207**		**3,042**
2006				
Change in impairments on:				
Cash and cash equivalents	1			1
Due from banks	(3)			(3)
Due from customers	171	7		178
Credit commitments - banks	(5)			(5)
Credit commitments - customers	(19)			(19)
Investments in debt securities	(5)	1		(4)
Investments in equity securities and other	4	11		15
Investment property	2	6		8
Investments in associates and joint ventures				
Reinsurance and other receivables	2	3		5
Property, plant and equipment	3	2		5
Goodwill and other intangible assets		4		4
Accrued interest and other assets	7	2		9
Total change in impairments	**158**	**36**		**194**
2005				
Change in impairments on:				
Cash and cash equivalents	1			1
Due from banks	(3)			(3)
Due from customers	164	7		171
Credit commitments - banks	(6)			(6)
Credit commitments - customers	32			32
Investments in debt securities		2		2
Investments in equity securities and other	14	29		43
Investment property		10		10
Investments in associates and joint ventures	(1)			(1)
Reinsurance and other receivables	4	4		8
Property, plant and equipment	11			11
Goodwill and other intangible assets	3	2		5
Accrued interest and other assets	(10)	(28)		(38)
Total change in impairments	**209**	**26**		**235**

Fortis applies a two step approach in the impairment testing process of financial instruments. Firstly, an assessment is made if objective evidence exists that a financial asset is impaired, followed by the recognition and measurement of an impairment loss. The assessment of objective evidence is based on observable data ('triggers') about loss events.

Impairments are measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows. The impairment losses related to Investments in debt securities in 2007, concern mainly Structured Credit Instruments and are more specific due to US subprime residential mortgage-related assets.

Fortis Credit risk exposure from Structured Credit Instruments and the valuation methods applied are described in note 19.4 Structured Credit Instruments.

47 Fee and commission expenses

The components of Fee and commission expenses for the year ended 31 December are as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Fee and commission expenses				
Securities	335	8		343
Intermediaries	188	1,505	(258)	1,435
Asset management fees	278	2	(82)	198
Payment services	170			170
Custodian fees	14	4	(4)	14
Other fee and commission expenses	193	16	(25)	184
Total fee and commission expenses	**1,178**	**1,535**	**(369)**	**2,344**
2006				
Fee and commission expense				
Securities	224	7		231
Intermediaries	163	1,416	(236)	1,343
Asset management fees	193	2	(70)	125
Payment services	151			151
Custodian fees	10	5	(1)	14
Other fee and commission expenses	79		(21)	58
Total fee and commission expenses	**820**	**1,430**	**(328)**	**1,922**
2005				
Fee and commission expenses				
Securities	131	3		134
Intermediaries	152	1,166	(153)	1,165
Asset management fees	91	18	(18)	91
Payment services	133			133
Custodian fees	10	2		12
Other fee and commission expenses	87	7	(14)	80
Total fee and commission expenses	**604**	**1,196**	**(185)**	**1,615**

48 Depreciation and amortisation of tangible and intangible assets

The Depreciation and amortisation of tangible and intangible assets for the year ended 31 December is as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2007				
Depreciation on tangible assets				
Buildings held for own use	89	31		120
Leasehold improvements	53	2		55
Investment property	23	67		90
Equipment	149	28		177
Amortisation on intangible assets				
Purchased software	37	8		45
Internally developed software	3			3
VOBA		83		83
Other intangible assets	27	12		39
Depreciation and amortisation of tangible and intangible assets	**381**	**231**		**612**
2006				
Depreciation on tangible assets				
Buildings held for own use	87	30		117
Leasehold improvements	53			53
Investment property	15	67		82
Equipment	144	31		175
Amortisation on intangible assets				
Purchased software	23	11		34
Internally developed software				
VOBA		76		76
Other intangible assets	28	11		39
Depreciation and amortisation of tangible and intangible assets	**350**	**226**		**576**
2005				
Depreciation on tangible assets				
Buildings held for own use	98	32		130
Leasehold improvements	44			44
Investment property	15	80		95
Equipment	118	29		147
Amortisation on intangible assets				
Purchased software	16	8		24
Internally developed software				
VOBA		85		85
Other intangible assets	17	6		23
Depreciation and amortisation of tangible and intangible assets	**308**	**240**		**548**

49 Staff expenses

Staff expenses for the year ended 31 December are as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2007				
Staff expenses				
Salaries and wages	3,012	647	39	3,698
Social security charges	546	122	6	674
Pension expenses relating to defined benefit plans	130	55	1	186
Defined contribution plan expenses	69	13		82
Share based compensation	6	1	14	21
Other	263	54	2	319
Total staff expenses	**4,026**	**892**	**62**	**4,980**
2006				
Staff expenses				
Salaries and wages	2,788	581	30	3,399
Social security charges	522	115	6	643
Pension expenses relating to defined benefit plans	146	93	2	241
Defined contribution plan expenses	97	10	1	108
Share based compensation	13	4	6	23
Other	59	8	4	71
Total staff expenses	**3,625**	**811**	**49**	**4,485**
2005				
Staff expenses				
Salaries and wages	2,354	538	25	2,917
Social security charges	482	111	5	598
Pension expenses relating to defined benefit plans	172	97	12	281
Defined contribution plan expenses	62	9		71
Share based compensation	7	3	2	12
Other	293	110	9	412
Total staff expenses	**3,370**	**868**	**53**	**4,291**

Other includes the costs for non-monetary benefits such as medical costs, termination benefits and restructuring costs.

Note 9 contains further details on Post-employment benefits and Other long-term employee benefits, including pension costs related to defined benefit plans and defined contribution plans.

50 Other expenses

Other expenses for the year ended 31 December are as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2007				
Other expenses				
Operating lease rental expenses and related expenses	245	33	(18)	260
Rental and other direct expenses relating to investment property	2	63		65
Professional fees	382	112	24	518
Capitalised deferred acquisition costs		(207)		(207)
Depreciation deferred acquisition costs		163		163
Marketing and public relations costs	209	87	47	343
Information technology costs	597	112	4	713
Other investment charges	1	99	(4)	96
Maintenance and repair expenses	129	10		139
Other	1,077	745	(114)	1,708
Total other expenses	**2,642**	**1,217**	**(61)**	**3,798**
2006				
Other expenses				
Operating lease rental expenses and related expenses	204	27	4	235
Rental and other direct expenses relating to investment property	2	58		60
Professional fees	303	105	40	448
Capitalised deferred acquisition costs		(191)		(191)
Depreciation deferred acquisition costs		156		156
Marketing and public relations costs	190	65	44	299
Information technology costs	535	80	3	618
Other investment charges	3	112	(4)	111
Maintenance and repair expenses	152	14	1	167
Other	945	604	(116)	1,433
Total other expenses	**2,334**	**1,030**	**(28)**	**3,336**
2005				
Other expenses				
Operating lease rental expenses and related expenses	145	50	3	198
Rental and other direct expenses relating to investment property	3	58		61
Professional fees	247	85	35	367
Capitalised deferred acquisition costs		(120)		(120)
Depreciation deferred acquisition costs		160		160
Marketing and public relations costs	182	56	13	251
Information technology costs	387	49	2	438
Other investment charges	4	121	(7)	118
Maintenance and repair expenses	119	23		142
Other	832	460	(51)	1,241
Total other expenses	**1,919**	**942**	**(5)**	**2,856**

The line Other includes expenses for travel, post, telephone, temporary staff and training.

51 Income tax expenses

The components of Income tax expenses for the year ended 31 December are:

	2007	*2006*	*2005*
Current tax expenses for the current period	625	820	1,178
Adjustments recognised in the period for			
current tax of prior periods	(107)	(148)	36
Previously unrecognised tax losses, tax credits and			
temporary differences increasing (reducing) current tax expenses	16	(15)	(9)
Total current tax expenses	**534**	**657**	**1,205**
Deferred tax arising from the current period	(827)	283	(99)
Impact of changes in tax rates on deferred taxes		54	20
Deferred tax arising from the write-down or reversal			
of a write-down of a deferred tax asset	55	22	33
Previously unrecognised tax losses, tax credits and			
temporary differences reducing deferred tax expense	4	13	5
Total deferred tax expenses	**(768)**	**372**	**(41)**
Tax expense (income) relating to changes in accounting policies and			
errors included in profit and loss		1	
Total income tax expenses	**(235)**	**1,030**	**1,164**

Below is a reconciliation of the expected to the actual income tax expense. The expected income tax expense was determined by relating the profit before taxation to the weighted average statutory income tax rates in Belgium and the Netherlands. This rate was 29.7% in 2007 (2006: 31.8%; 2005: 32.7%) and changed over the years because of the decrease of the statutory income tax rate in the Netherlands.

	2007	*2006*	*2005*
Profit before taxation	2,826	5,382	5,090
Applicable tax rate	29.7%	31.8%	32.7%
Expected income tax expense	841	1,731	1,686
Increase (decrease) in taxes resulting from:			
Tax exempt income	(846)	(608)	(629)
Share in result of associates and joint ventures	(108)	(38)	(64)
Disallowed expenses	221	39	32
Previously unrecognised tax losses and temporary differences	80	128	(23)
Write-down and reversal of write-down of deferred tax assets	97	43	30
Impact of changes in tax rates on temporary differences		54	17
Foreign tax rate differential	(288)	(78)	13
Adjustments for current tax of prior years	(107)	(147)	11
Other	(125)	(94)	91
Actual income tax expenses	**(235)**	**1,030**	**1,164**

Note to the Insurance income statement

52 Technical and non-technical result

Within its insurance segments Fortis manages its Life and Non-life businesses separately. Life business includes insurance contracts covering risks related to the life and death of individuals. Life business also includes investment contracts with and without discretionary participation features (DPF). Non-life business includes four branches: Accident & Health, Motor, Fire and Other damage to property, covering the risk of property losses or claims liabilities. To analyse the insurance results, Fortis uses the concepts technical result, non-technical result and operating margin.

Technical result includes premiums, fees and allocated financial income, less claims and benefits and less operating expenses. Realised capital gains and losses on investments backing certain insurance liabilities, amongst others separated funds, are part of the allocated financial income and thus included in technical result. Financial income, net of the related investment costs, is allocated to the various Life and Non-life branches based on the investment portfolios backing the insurance liabilities of these branches.

Non-technical result includes all income and costs, not allocated to the insurance or investment contracts and thus not reported in the technical result.

Realised and unrealised capital gains and losses on investments recognised in the income statement, backing the insurance liabilities of the various branches and not allocated to the technical result, are included in the operating margin.

52.1 Reconciliation

The table below shows the reconciliation of the technical and non-technical result and the profit before taxation.

	Life	*Non-life*	*Total*
2007			
Technical result	230	319	549
Non-technical result	1,083	142	1,225
Other			(6)
Profit before taxation of insurance activities	**1,313**	**461**	**1,768**
2006			
Technical result	638	573	1,211
Non-technical result	475	104	579
Profit before taxation of insurance activities	**1,113**	**677**	**1,790**
2005			
Technical result	691	537	1,228
Non-technical result	309	135	444
Profit before taxation of insurance activities	**1,000**	**672**	**1,672**

52.2 Technical result

Technical result Life

	2007	2006	2005
Gross earned premiums	9,688	9,147	8,256
Ceded reinsurance earned premiums	(82)	(56)	(50)
Financial result and capital gains allocated to technical result	3,143	4,690	5,496
Fee income	184	145	123
Other income	(4)	11	67
Total income	**12,929**	**13,937**	**13,892**
Benefits and surrenders, gross	(5,464)	(5,733)	(4,366)
Reinsurers' share of benefits and surrenders	38	137	206
Change in liabilities arising from insurance and investment contracts including unit-linked contracts	(5,542)	(6,151)	(7,685)
Reinsurers' share of change in liabilities	(6)	(115)	(170)
Profit sharing	(504)	(316)	(199)
Total technical charges	**(11,478)**	**(12,178)**	**(12,214)**
Commission expenses	(589)	(532)	(364)
Change in deferred acquisition costs and VOBA	(50)	(79)	(121)
Administrative expenses	(606)	(519)	(510)
Reinsurance commissions and profit participation	24	9	8
Total operating expenses	**(1,221)**	**(1,121)**	**(987)**
Technical result Life insurance, before taxation	**230**	**638**	**691**

Technical result Non-life

	2007	2006	2005
Gross earned premiums	5,385	4,936	4,788
Ceded reinsurance earned premiums	(530)	(508)	(624)
Financial result and capital gains allocated to technical result	289	318	292
Other income	37	73	65
Total income	**5,181**	**4,819**	**4,521**
Claims paid, gross	(3,000)	(2,678)	(2,471)
Reinsurers' share of claims paid	209	276	299
Change in liabilities arising from insurance contracts	(611)	(273)	(316)
Reinsurers' share of change in liabilities	132	(20)	(57)
Claim handling expenses	(195)	(197)	(182)
Total technical charges	**(3,465)**	**(2,892)**	**(2,727)**
Commission expenses	(920)	(885)	(827)
Change in deferred acquisition costs and VOBA	7	26	(4)
Reinsurers' share of change in deferred acquisition costs and VOBA	(1)	8	2
Administrative expenses	(611)	(626)	(564)
Reinsurance commissions and profit participation	128	123	136
Total operating expenses	**(1,397)**	**(1,354)**	**(1,257)**
Technical result Non-life insurance, before taxation	**319**	**573**	**537**

52.3 Non-technical result

	Life	*Non-life*	*Total*
2007			
Interest income	3,056	466	3,522
Dividend and other investment income	799	93	892
Realised capital gains (losses) on investments	1,067	160	1,227
Other realised and unrealised gains and losses	(180)	(26)	(206)
Income related to investments for unit-linked contracts	626		626
Interest expense	(721)	(139)	(860)
Investment related expenses	(390)	(60)	(450)
Financial income	**4,257**	**494**	**4,751**
Financial result and capital gains allocated to technical result	(3,143)	(289)	(3,432)
	1,114	**205**	**1,319**
Other income and charges	(31)	(63)	(94)
Non-technical result	**1,083**	**142**	**1,225**
2006			
Interest income	2,772	408	3,180
Dividend and other investment income	717	101	818
Realised capital gains (losses) on investments	510	66	576
Other realised and unrealised gains and losses	(6)	(11)	(17)
Income related to investments for unit-linked contracts	1,949		1,949
Interest expense	(476)	(102)	(578)
Investment related expenses	(376)	(61)	(437)
Financial income	**5,090**	**401**	**5,491**
Financial result and capital gains allocated to technical result	(4,690)	(318)	(5,008)
	400	**83**	**483**
Other income and charges	75	21	96
Non-technical result	**475**	**104**	**579**
2005			
Interest income	2,391	373	2,764
Dividend and other investment income	654	97	751
Realised capital gains (losses) on investments	404	89	493
Other realised and unrealised gains and losses	18	(2)	16
Income related to investments for unit-linked contracts	3,255		3,255
Interest expense	(522)	(44)	(566)
Investment related expenses	(386)	(58)	(444)
Financial income	**5,814**	**455**	**6,269**
Financial result and capital gains allocated to technical result	(5,496)	(292)	(5,788)
	318	**163**	**481**
Other income and charges	(9)	(28)	(37)
Non-technical result	**309**	**135**	**444**

52.4 Technical result Life and Non-life by branch and insurance segment

The technical and non-technical result is broken down as follows for the year ended 31 December:

	2007		2006		2005	
	Life	*Non-life*	*Life*	*Non-life*	*Life*	*Non-life*
Technical result						
Life	230		638		691	
Accident & Health		232		243		209
Motor		68		149		133
Fire and other damage to property		(35)		122		135
Other		54		59		60
Total technical result	**230**	**319**	**638**	**573**	**691**	**537**
Capital gains (losses) allocated to operating margin	442	69	173	33	167	39
Operating margin	**672**	**388**	**811**	**606**	**858**	**576**
Other non-technical result	641	73	302	71	142	96
Profit before taxation	**1,313**	**461**	**1,113**	**677**	**1,000**	**672**

The table below shows a further break down of the Life and Non-life technical result by insurance segment for the year ended 31 December.

	Life	*Non-life*	*Total*
2007			
Insurance Belgium	242	118	360
Insurance Netherlands	(86)	199	113
Insurance International	74	2	76
Total technical result	**230**	**319**	**549**
2006			
Insurance Belgium	324	129	453
Insurance Netherlands	276	272	548
Insurance International	38	172	210
Total technical result	**638**	**573**	**1,211**
2005			
Insurance Belgium	398	139	537
Insurance Netherlands	293	223	516
Insurance International		175	175
Total technical result	**691**	**537**	**1,228**

The table below shows a breakdown of the Non-life technical result by branch and by insurance segment.

	Accident & Health	Motor	Fire and other damage to property	Other	Total
2007					
Insurance Belgium	50	54	5	9	118
Insurance Netherlands	169	22	3	5	199
Insurance International	13	(8)	(43)	40	2
Total Non-life insurance	**232**	**68**	**(35)**	**54**	**319**
2006					
Insurance Belgium	39	54	30	6	129
Insurance Netherlands	192	38	27	15	272
Insurance International	12	57	65	38	172
Total Non-life insurance	**243**	**149**	**122**	**59**	**573**
2005					
Insurance Belgium	47	62	29	1	139
Insurance Netherlands	146	18	39	20	223
Insurance International	16	53	67	39	175
Total Non-life insurance	**209**	**133**	**135**	**60**	**537**

52.5 Non-life financial information by branch

The table below shows financial information on Non-life Insurance activities broken down by branch for the year ended 31 December.

	Gross written premiums	Gross earned premiums	Gross claims incurred	Gross operating expenses	Result from reinsurance
2007					
Accident & Health	1,727	1,703	(1,133)	(237)	(9)
Motor	1,647	1,600	(1,147)	(250)	26
Fire and other damage to property	1,177	1,176	(793)	(195)	(16)
Other	932	906	(538)	(124)	(63)
Total Non-life insurance	**5,483**	**5,385**	**(3,611)**	**(806)**	**(62)**
2006					
Accident & Health	1,540	1,530	(885)	(230)	(82)
Motor	1,509	1,479	(977)	(231)	10
Fire and other damage to property	1,111	1,062	(506)	(236)	(61)
Other	873	865	(583)	(126)	12
Total Non-life insurance	**5,033**	**4,936**	**(2,951)**	**(823)**	**(121)**
2005					
Accident & health	1,498	1,509	(939)	(222)	(68)
Motor	1,448	1,453	(972)	(210)	17
Fire and other damage to property	1,006	998	(428)	(208)	(96)
Other	823	828	(448)	(106)	(97)
Total Non-life insurance	**4,775**	**4,788**	**(2,787)**	**(746)**	**(244)**

52.6 Non-life ratios

The ratios for the Non-life business for the year ended 31 December split by insurance segment are shown below.

	Claims ratio	*Expense ratio*	*Combined ratio*
2007			
Insurance Belgium	63.7%	36.7%	100.4%
Insurance Netherlands	59.2%	33.3%	92.5%
Insurance International	79.5%	28.8%	108.3%
Non-life	**67.4%**	**32.7%**	**100.1%**
2006			
Insurance Belgium	61.6%	37.4%	99.0%
Insurance Netherlands	55.8%	34.8%	90.6%
Insurance International	67.1%	33.0%	100.1%
Non-life	**61.2%**	**34.9%**	**96.1%**
2005			
Insurance Belgium	60.2%	36.9%	97.1%
Insurance Netherlands	57.3%	34.9%	92.2%
Insurance International	67.7%	32.4%	100.1%
Non-life	**61.3%**	**34.7%**	**96.0%**

Claims ratio: the cost of claims, net of reinsurance, as a percentage of the net earned premiums, excluding the internal costs of handling claims.

Expense ratio: expenses as a percentage of the earned premiums, net of reinsurance. Expenses include internal costs of handling claims, plus net commissions charged to the year, less internal investment costs.

Combined ratio: the sum of the claims ratio and the expense ratio.

Notes to off-balance sheet items

53 Commitments and guarantees

Commitments and guarantees include acceptances, commitments to extend credit, letters of credit, suretyships and financial guarantees. Fortis' exposure to credit loss in the event of non-performance by the counterparty is represented by the contractual notional amounts of those instruments. Fees received from these activities are recorded in the income statement when the service is delivered.

Acceptances are used by customers to effect payments for merchandise sold in import-export transactions.

Credit commitments are agreements to extend a loan to a customer as long as there are no violations of any conditions laid down in the agreement. Commitments generally have fixed expiration dates or other termination clauses. The geographic and counterparty distribution of loan commitments approximates the distribution of outstanding loans. These commitments are generally unsecured and if necessary, collateral may be required.

Letters of credits either ensure payment by Fortis to a third party for a customer's foreign or domestic trade or are conditional commitments issued by Fortis to guarantee the performance of a customer to a third party. Fortis evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on credit evaluation of the counterparty. Collateral could consist of the goods financed as well as of cash deposits. Most documentary credits are taken out, though in many cases this is followed by immediate payment.

Suretyships and financial guarantees are used to guarantee performance of a customer. The credit risk involved in issuing these guarantees is essentially the same as that involved in extending loan facilities to customers. These suretyships and guarantees may be unsecured.

The off-balance sheet credit commitments exposure can be detailed as follows:

	2007	*2006*
Available confirmed credit lines given		
Credit commitments	2,028	2,088
Loans to government and official institutions	2,882	2,478
Residential mortgage	7,141	5,976
Consumer loans	8,322	7,938
Commercial loans	93,657	103,764
Other loans	10,180	8,833
Total available confirmed credit lines given	**124,210**	**131,077**
Credit related commitments given		
Guarantees and letters of credit	22,598	24,413
Banker's acceptances	819	403
Documentary credits	11,305	9,154
Total other credit related commitments	**158,932**	**165,047**

Of these commitments around EUR 31,665 million have a maturity of more than one year (2006: EUR 28,762 million).

Liquidity requirements to support calls under guarantees and credit commitments are considerably less than the contractual amounts outstanding, as many of these commitments will expire or terminate without being funded.

The following table describes the impairments related to credit commitments as at 31 December.

	2007	*2006*
Specific credit risk	398	150
Incurred but not reported (IBNR)	49	80
Total impairments	**447**	**230**

54 Contingent liabilities

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of the Banking and Insurance business.

Fortis makes provisions for such matters when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis, and when the amount can be reasonably estimated.

In respect of further claims and legal proceedings against Fortis of which management is aware (and which, according to the principles outlined above, have not been provided for), it is the opinion of management, after due consideration of appropriate professional advice, that such claims are without merit, can be successfully defended or that the outcome of these actions is not expected to result in a significant loss in the Fortis Consolidated Financial Statements.

In the Netherlands, Fortis is involved in two types of disputes:

- Firstly in a number of legal proceedings concerning Groeivermogen products (equity lease products), launched either by individuals or by consumer protection associations against some Fortis operating companies. The claims are based on one or more of the following allegations: violation of the 'duty of care', absence of second signature or absence of license to sell the products concerned. The present assessment of the legal risk involved in these proceedings does not give rise to material provisions to be set up within Fortis.

- Secondly complaints have been lodged by individual policyholders and consumer protection associations, alleging lack of transparency as to costs and risks involved in life insurance policies with an investment component ('beleggingsverzekeringen') sold by Fortis in the Netherlands. Although Fortis believes that was complied with relevant laws and regulations, it has been decided in line with market wide developments in this respect, to contribute to a solution and therefore Fortis has taken into account in its insurance liabilities, the current estimates of the measures decided.

55 Lease agreements

Fortis has entered into lease agreements to provide for office space, office equipment and vehicles.

The following table reflects future commitments for non-cancellable operating leases as at 31 December.

	2007	*2006*	*2005*
Not later than 3 months	9	6	6
Later than 3 months and not later than 1 year	35	20	26
Later than 1 year and not later than 5 years	97	94	69
Later than 5 years	57	67	77
Total	**198**	**187**	**178**
Annual rental expense:			
Lease payments	174	79	70

56 Assets under management

Assets under management include investments for own account, unit-linked investments on behalf of insurance policy holders and funds under management. Funds under management include investments that are managed on behalf of clients, either private or institutional, and on which Fortis earns a management or advice fee. Discretionary capital (capital actively managed by Fortis) as well as advisory capital are included in funds under management.

Eliminations in the various tables relates to the funds under management of clients invested in funds managed by Fortis that otherwise would be counted double.

The following table provides a breakdown of Assets under management by investment type and origin.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2007				
Investments for own account:				
- Debt securities	104,991	53,661	(330)	158,322
- Equity securities	7,822	8,942	(1,259)	15,505
- Real estate	688	2,984	(16)	3,656
- Other	27,891	1,143	(237)	28,797
Total investments for own account	**141,392**	**66,730**	**(1,842)**	**206,280**
Investments related to unit-linked contracts		**31,395**	**(275)**	**31,120**
Funds under Management:				
- Debt securities	119,721	3,061		122,782
- Equity securities	102,989	3,767		106,756
- Real estate	587	2,989		3,576
- Eliminations	(25,283)			(25,283)
Total funds under management	**198,014**	**9,817**		**207,831**
Total assets under management	**339,406**	**107,942**	**(2,117)**	**445,231**
31 December 2006				
Investments for own account:				
- Debt securities	131,427	50,554	(669)	181,312
- Equity securities	4,150	10,239	996	15,385
- Real estate	600	2,447		3,047
- Other	1,600	1,109	(19)	2,690
Total investments for own account	**137,777**	**64,349**	**308**	**202,434**
Investments related to unit-linked contracts		**28,865**	**(116)**	**28,749**
Funds under Management:				
- Debt securities	114,386	2,147		116,533
- Equity securities	92,705	4,064		96,769
- Real estate	773	2,801		3,574
- Eliminations	(26,242)			(26,242)
Total funds under management	**181,622**	**9,012**		**190,634**
Total assets under management	**319,399**	**102,226**	**192**	**421,817**
31 December 2005				
Investments for own account:				
- Debt securities	129,718	46,089	(829)	174,978
- Equity securities	3,393	8,448	817	12,658
- Real estate	402	2,144		2,546
- Other	1,801	1,110	(24)	2,887
Total investments for own account	**135,314**	**57,791**	**(36)**	**193,069**
Investments related to unit-linked contracts		**25,907**	**(240)**	**25,667**
Funds under Management:				
- Debt securities	101,727	2,970		104,697
- Equity securities	79,812	2,603		82,415
- Real estate	1,045	1,998		3,043
- Eliminations	(25,661)			(25,661)
Total funds under management	**156,923**	**7,571**		**164,494**
Total assets under management	**292,237**	**91,269**	**(276)**	**383,230**

Changes in funds under management by segment are shown below.

	Retail Banking Network	*Retail Banking Asset Management*	*Merchant & Private Banking Clients*	*Merchant & Private Banking Skills*	*Other*	*Eliminations*	*Total*
Balance at 31 December 2006	**7,489**	**120,617**	**78,353**	**893**	**9,524**	**(26,242)**	**190,634**
In/out flow	(50)	9,614	2,807	(67)	434	1,178	13,916
Market gains /losses	(36)	2,685	2,655	32	240	(237)	5,339
Other			(1,351)	(725)		18	(2,058)
Balance at 31 December 2007	**7,403**	**132,916**	**82,464**	**133**	**10,198**	**(25,283)**	**207,831**

The column Other includes funds under management within the insurance segments as well as funds managed by operating companies reported in the Other Banking segment. The line Other includes the transfers between segments, the impact of acquisitions and divestments and the currency translation differences.

57 Post-balance sheet date events

There have been no material events after the balance sheet date that would require adjustment to the Consolidated Financial Statements as at 31 December 2007.

VINCI and Fortis signed on 5 March 2008 a memorandum of understanding with a view to combine their respective activities in the public car park industry. This combination willd be achieved through VINCI Park, a subsidiary of VINCI Concessions, and Interparking, a subsidiary of Fortis Real Estate. The new entity will manage 1.3 million parking places in 1,800 car parks in 16 countries worldwide.

After a period of due diligence, the final agreement is expected to be signed in the third quarter of 2008. The completion of the transaction will be subject to customary closing conditions and regulatory approvals. The transaction will have a positive impact on Fortis' solvency ratio.

Fortis and Santander announced on 27 February 2008 that they have reached an agreement by which Santander will purchase from Fortis the Brazilian asset management activities of ABN AMRO, which Fortis acquired as part of the Consortium's (RBS, Fortis and Santander) purchase of ABN AMRO. Fortis will retain the Latin American (ex-Brazil) institutional sales and some equity investment teams related to funds distributed through ABN AMRO/Fortis channels.

This transaction, which amounts to approximately EUR 209 million, should be finalised in the second quarter of 2008, subject to customary closing conditions and regulatory approvals.

Fortis launched on 18 February 2008 a Core Tier 1 capital transaction in the amount of USD 750 million ('NITSH' or 'Non-Innovative Tier-1 Hybrid Securities'). The transaction is non-dilutive. This instrument is a non equity-linked, perpetual and subordinated debt, callable as of 2013 and without incentive to redeem. The securities are qualified as 'non-innovative Tier 1', not subject to a 15% regulatory limit.

Statement of the Board of Directors

The Board of Directors of Fortis is responsible for preparing the Fortis Consolidated Financial Statements as at 31 December 2007 in accordance with International Financial Reporting Standards as adopted by the European Union as well as with the European Transparency Directive (2004/109/EC).

The Board of Directors reviewed the Fortis Consolidated Financial Statements on 6 March 2008 and authorised their issue.

The Board of Directors of Fortis declares that, to the best of its knowledge, the Fortis Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of Fortis and that the information contained herein has no omissions likely to modify significantly the scope of any statements made.

The Board of Directors of Fortis also declares that the Annual Review gives a fair review of the development and performance of the businesses of the Group.

The Fortis Consolidated Financial Statements will be submitted to the Annual General Meetings of Shareholders for approval on 29 April 2008.

Brussels/Utrecht, 6 March 2008

Board of Directors

Chairman	Count Maurice Lippens
Deputy Chairman	Jan-Michiel Hessels
Chief Executive Officer	Jean-Paul Votron
Deputy Chief Executive Officer	Herman Verwilst
Directors	Baron Philippe Bodson
	Richard Delbridge
	Clara Furse
	Reiner Hagemann
	Jacques Manardo
	Aloïs Michielsen
	Ronald Sandler
	Rana Talwar
	Baron Piet Van Waeyenberge
	Klaas Westdijk

Independent Auditor's report

To the General Meetings of Shareholders of Fortis SA/NV and Fortis N.V.

Report on the Consolidated Financial Statements

We have audited the accompanying Consolidated Financial Statements which include Fortis SA/NV and Fortis N.V. together with their respective subsidiaries ('Fortis'), which comprise the consolidated balance sheet as at 31 December 2007, the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with International Financial Reporting Standards as adopted by the European Union and for the preparation of the Annual Review in accordance with the Belgian Company Code and the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying Consolidated Financial Statements give a true and fair view of the financial position of Fortis as of 31 December 2007, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

Pursuant to legal requirements in Belgium and the Netherlands (2:393 sub 5 part e of the Netherlands Civil Code), we report, to the extent of our competence, that the Annual Review is consistent with the Consolidated Financial Statements as required by the Belgian Company Code and by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 6 March 2008

KPMG Accountants N.V.
represented by S.J. Kroon RA

Brussels, 6 March 2008

PricewaterhouseCoopers
Reviseurs d'entreprises S.C.C.R.L
represented by Y. Vandenplas and L. Discry

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Board of Directors, Statutory Auditor and Auditor

Chairman	Count Maurice Lippens
Deputy Chairman	Jan-Michiel Hessels (since 20 September 2007)
Chief Executive Officer	Jean-Paul Votron
Deputy Chief Executive Officer	Herman Verwilst (since 23 May 2007)
Directors	Baron Philippe Bodson Richard Delbridge Clara Furse Reiner Hagemann Jacques Manardo Aloïs Michielsen Ronald Sandler Rana Talwar Baron Piet Van Waeyenberge Klaas Westdijk
Statutory Auditor of Fortis SA/NV	PricewaterhouseCoopers Réviseurs d'Entreprises S.C.C.R.L. Represented by Yves Vandenplas and Luc Discry
Auditor of Fortis N.V.	KPMG Accountants N.V. Represented by Stef Kroon

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

General

Fortis SA/NV and Fortis N.V. are the two parent companies of Fortis. They head Fortis, which in turn comprises a large number of subsidiary companies engaged in Banking and Insurance.

Structure of Fortis

Fortis acquired its present structure in 1998, when its two parent companies adopted an identical management structure. Several initiatives to unify the group further were taken in the following years, such as the switch to a single Board of Directors in September 2000, the launch of the single Fortis share in December 2001 – a new financial instrument that combined the shares of the two parent companies – and the amendment to the two parent companies' Articles of Association in 2004 in order to create a more internationally-oriented Board of Directors, headed by a single Chairman.

The Fortis Governance Statement contains a detailed description of Fortis' structure, the rights of its shareholders, the structure of its Board of Directors, Board Committees and Executive Management and the policy guidelines applicable to Fortis. This statement can be downloaded from the Fortis website or obtained from the company' registered offices.

Factual information on the composition and activities of the Board of Directors and its Committees, remuneration of Directors and Executive Managers, application of Corporate Governance as prescribed by prevailing legislation and regulations and relevant amendments made in the course of the 2007 financial year, are included elsewhere in the Fortis Annual Review or in the Fortis Consolidated Financial Statements.

Development and results

2007 was an extraordinary year for Fortis. Most observers will of course associate 2007 with the Consortium Acquisition of ABN AMRO, a move that allows us to accelerate the implementation of our strategy. Fortis continued to implement its growth plans in 2007, despite difficult market conditions. Fortis, though, was not immune to the impact of the turmoil in global credit markets and our financial results carry the burden of impairments on our subprime CDO portfolio.

Fortis has successfully focused on delivering tangible value for its customers, as evidenced by a strong commercial performance in 2007. Our 65,000 employees around the world delivered these results despite the unstable environment. Their relentless focus on customer satisfaction helped us to increase client-driven revenues, to keep net interest income robust and to achieve strong growth momentum in commissions, fees and insurance premiums.

Banking results ended lower due to impairments on US subprime-related investments. Strong commercial activity in a difficult financial market environment drove up total income, with more than half the increase coming from the rise in net interest income and net commissions and fees and the rest from capital gains and the acquired ABN AMRO businesses. Treasury and financial markets results were only slightly lower than last year despite the turmoil on the global capital markets, demonstrating the resilience of these activities thanks to their diversified nature. Solid income growth more than offset the increase in expenses, the latter being mainly driven by investments in growth and a rise in the number of FTEs.

Insurance posted strong results and reinforced its solid market positions in Europe and Asia, while maintaining its focus on profitable growth and cost control. The increase in net profit was driven by strong volume growth and capital gains in a challenging market environment, which more than offset the impact of natural disasters and the turmoil in the global capital markets. Gross inflows increased both in Life and Non-life.

Share capital

The number of outstanding and paid-up shares as at 31 December 2007 was 2,366,595,497. The Boards of Directors of Fortis SA/NV and Fortis N.V. decided in 2007 to grant a maximum of 5,495,000 options in favour of senior executives and professional staff of Fortis, 4,983,000 of which were actually issued. The option premiums received – EUR 8.9 million by Fortis SA/NV and EUR 8.9 million by Fortis N.V. – were added to the share premium reserve.

The Board of Directors also issued 2,284,985 new shares in response to the exercise of the following:

- 159,963 warrants granted to the directors of Fortis SA/NV (formerly Fortis (B)) and its direct and indirect subsidiaries in 1997
- 2,125,022 options granted to senior executives and professionals in 1999, 2002, 2003, 2004 and 2005.

The capital of Fortis SA/NV increased by EUR 9,788,874 and EUR 22,764,267 was added to the share premium reserve. The capital of Fortis N.V. was increased by EUR 959,694 and EUR 31,593,447 was added to the share premium reserve.

Dividend

The Board of Directors will propose to the Annual General Meetings of Shareholders a final cash dividend of EUR 0.59 per share. Fortis paid an interim dividend of EUR 0.70 per share in September, in line with its dividend policy to pay half of the dividend of the previous year. Adjusted for the impact of the Rights Issue, the 2007 interim dividend is equal to EUR 0.59 per share.

Taking into account an adjusted 2007 interim dividend of EUR 0.59 and a proposed final dividend of EUR 0.59, the total proposed dividend for 2007 amounts to EUR 1.18 per share in cash, virtually equalling the adjusted 2006 dividend of EUR 1.17. This is fully in line with the dividend policy, which aims to pay a stable or growing dividend compared with the previous year, taking into account the current profitability, solvency and future prospects of the company. The final dividend will become payable on 27 May 2008.

Fortis Board of Directors

Jan Slechte stepped down as non-executive Director at the end of the Annual General Meetings of Shareholders of 23 May 2007, as he had reached the age limit. Jan Slechte had been a member of the Fortis Board since 1996, joined the (then) Compensation and Nominating Committee in 2001 and became Vice-Chairman of the Board in 2002. Throughout the years his wealth of international business and management experience has been a great asset to Fortis and to the Board. He has many times played a crucial role in the reaching of consensus by the Board. We are grateful for his invaluable contribution to Fortis' development and to the Board's activities.

The Annual General Meetings of Shareholders of 23 May 2007 re-elected Baron Philippe Bodson, Jan-Michiel Hessels and Ronald Sandler for a term of three years, until the end of the Annual General Meetings of Shareholders in 2010. The meetings also approved the reappointment of Baron Piet Van Waeyenberge for a period of one year, until the end of the Annual General Meetings of Shareholders in 2008, thereby making an exception to the rule that nobody should serve as Director for more than 12 years. Baron Van Waeyenberge will reach the age limit in 2008, so he will no longer be eligible for re-election. Baron Van Waeyenberge joined Fortis as a Director in 1988. Since then, the Board has benefited greatly from his extensive business and management experience in Fortis' home markets.

Herman Verwilst was elected executive Director for a period of three years, until the end of the Annual General Meetings of Shareholders of 2010.

Since 23 May 2007, the Board has consequently comprised 12 non-executive and two executive Directors – the Chief Executive Officer and the Deputy Chief Executive Officer.

The Board of Directors elected Jan-Michiel Hessels Vice-Chairman on 20 September 2007, as successor to Jan Slechte in that capacity.

On 7 November 2007, the Board of Directors decided to propose to the Annual General Meetings of Shareholders to be held on 29 April 2008, that Jean-Paul Votron be re-elected as executive Director and Jacques Manardo and Rana Talwar as non-executive Directors for a three-year term, i.e. until the end of the Annual General Meetings of Shareholders in 2011. Considering the specific context created by the ABN AMRO transaction, the Board of Directors judged it in the interests of Fortis that Count Maurice Lippens remains Chairman of the Board of Directors. Therefore, the Board wishes to depart from the rule that nobody can sit on the Board for more than 12 years. The Board also considers that this exception does not affect the independence of Count Maurice Lippens. In order to avoid the Chairman and CEO serving overlapping terms, the Board proposed the re-election of Count Maurice Lippens as non-executive Director for a four-year term, until the end of the Annual General Meetings of Shareholders in 2012.

Lastly, it was disclosed at the time of the announcement of the agreement with Ping An that in line with the strategy to grow outside the Benelux region, and with a view to deepening understanding of the increasingly important Asian markets, Louis Cheung Chi Yan, Executive Director and Group President of Ping An, would be nominated for appointment as non-executive Director to the Annual General Meetings of Shareholders to be held on 29 April 2008.

Remuneration of Directors and combined shareholdings

Total remuneration paid to non-executive members of the Board of Directors as directors of Fortis amounted to EUR 2.0 million in 2007 (2006: EUR 1.8 million; 2005: EUR 1.7 million). Compensation of the CEO and the Deputy CEO, who are also Board members, relates solely to their positions as CEO and Deputy CEO. The remuneration paid to the CEO in 2007 amounted to EUR 3.9 million (2006: EUR 3.4 million; 2005: EUR 2.7 million). The remuneration paid to the Deputy CEO in 2007 amounted to EUR 2.1 million. Details of the remuneration paid to individual Directors are included in note 11 of the Fortis Consolidated Financial Statements.

At the end of 2007, the directors held a combined total of 1,073,365 shares. Non-executive Directors did not receive options on Fortis shares. Count Maurice Lippens, although a non-executive Board member, holds options pursuant to his previous position as an Executive Director.

In 2007, CEO Jean-Paul Votron and deputy-CEO Herman Verwilst were granted options on Fortis shares and restricted shares as part of their remuneration package. Further details on the remuneration of Jean-Paul Votron and Herman Verwilst can be found in note 11 of the Fortis Consolidated Financial Statements.

Consolidated information related to the implementation of the EU Takeover Directive and the Fortis Annual Report

For legal purposes, the Board of Directors hereby declares that the Fortis Annual Report 2007 has been prepared in accordance with the statutory rules pursuant to the EU Takeover Directive that came into force in the Netherlands on 31 December 2006 and in Belgium on 1 January 2008. The Board hereby gives the following explanations concerning the respective elements to be addressed under the new rules:

- A comprehensive overview of the prevailing capital structure can be found in notes 4, 30.1, 30.2 and 30.3 of the Fortis Consolidated Financial Statements 2007.
- Restrictions on the transfer of shares extend only to preference shares (if issued) and the securities described in notes 30.1, 30.2 and 30.3 of the Fortis Consolidated Financial Statements 2007.
- Fortis lists under the heading 'Shareholder Information' in the Fortis Annual Review 2007 any major shareholdings of third parties that exceed the threshold laid down by law in Belgium and the Netherlands and by the Articles of Association of Fortis SA/NV.
- No special rights are attached to issued shares other than those mentioned in notes 4, 30.1, 30.2 and 30.3 of the Fortis Consolidated Financial Statements 2007.
- Share option and share purchase plans, if any, are outlined in note 10 of the Fortis Consolidated Financial Statements 2007. The Board of Directors decides on the issuance of shares and options, as applicable, subject to local legal constraints.

- Except for the information on the agreement with Ping An included in the Annual Review and the information provided in notes 4, 13, 30.1, 30.2 and 30.3 of the Fortis Consolidated Financial Statements 2007, Fortis is unaware of any agreement with any shareholder that may restrict either the transfer of shares or the exercise of voting rights.
- Board members are elected or removed by a majority of votes cast at the AGMs of both Fortis SA/NV and Fortis N.V. Any amendment to the Articles of Association requires the Board to propose that the AGMs pass a resolution to that effect. If fewer than 50% of the shareholders are represented, a second meeting must be convened which will be able to adopt the resolution with 75% of the votes cast. For amendments to the Articles of Association related to the twinned share principle, the AGMs of both Fortis SA/NV and Fortis N.V. must comply with the quorum and majority requirements laid down in those articles.
- The Fortis Board is entitled both to issue and to buy back shares, in accordance with mandates granted by the AGMs of Fortis SA/NV and Fortis N.V. The present mandates will expire on 31 May 2009 (issuance Fortis N.V.), 6 August 2010 (issuance Fortis SA/NV) and 23 November 2008 (repurchase).
- Neither Fortis SA/NV nor Fortis N.V. is party to any major agreement that would either become effective, be amended and/or be terminated due to any change of control over the company as a result of a public takeover bid.
- Neither Fortis SA/NV nor Fortis N.V. has concluded an agreement with its Board members or employees, which would allow the disbursement of special severance pay in the case of termination of employment as a result of a public takeover bid.

Outlook

The markets are expected to remain challenging for the near future and, as a result, Fortis will intensify its efforts to control costs, improve efficiency and focus on risk management.

For 2008, our objective and commitment is clear, regardless of external factors weighing on the financial sector: we will build on our current business momentum and will remain focused on delivering a strong performance for our customers and our shareholders, while successfully integrating ABN AMRO.

Brussels/Utrecht, 6 March 2008

Board of Directors

Fortis SA/NV
Financial Statements 2007

Fortis SA/NV
Rue Royale 20
1000 Brussels, Belgium

General information

1. Foreword

Most of the 'General information' is included in the Report of the Board of Directors of Fortis SA/NV and Fortis N.V. This section of general information contains solely information on Fortis SA/NV that has not been provided elsewhere.

2. Identification

The company is a public limited company bearing the name 'Fortis SA/NV'. Its registered office is at Rue Royale 20, 1000 Brussels. This office may be transferred to anywhere else in Belgium by resolution of the Board of Directors. The company is registered in the Brussels register of legal entities under no. 0451.406.524.

3. Incorporation and publication

The company was incorporated on 6th November 1993 under the name of 'Fortis Capital Holding'.

4. Places where the public can verify company documents

The Articles of Association of Fortis SA/NV can be verified at the Registry of the Commercial Court at Brussels and at the company's registered office.

The financial statements are filed with the National Bank of Belgium. Decisions on the appointment and withdrawal of Board members of the companies are published, amongst others in the annexes to the Belgian Law Gazette. Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The financial statements of the company are available at the registered office and are also filed with the National Bank of Belgium. They are sent each year to registered shareholders and to others on request.

5. Amounts

All amounts stated in tables of these financial statements are denominated in thousands of euros, unless otherwise indicated.

Balance sheet before profit appropriation

	31 December 2007	31 December 2006
Assets		
FIXED ASSETS	28,005,045	19,530,233
Incorporation expenses		
Intangible fixed assets		
Tangible fixed assets		
Financial fixed assets	28,005,045	19,530,233
Affiliated companies	28,005,045	19,530,233
Participating interests	28,005,045	19,530,233
CURRENT ASSETS	94,741	45,704
Amounts receivable after more than one year		
Stocks and contracts in progress		
Amounts receivable within one year	24,518	4,359
Trade accounts receivable		
Other amounts receivable	24,518	4,359
Short-term investments	13,376	
Own shares	13,376	
Liquid assets	55,133	41,345
Prepayments and accrued income	1,714	
Total assets	**28,099,786**	**19,575,937**

	31 December 2007	31 December 2006
Liabilities		
Shareholders' equity	28,027,192	18,891,576
Capital	10,138,297	5,752,423
Subscribed capital	10,138,297	5,752,423
Share premium reserve	9,124, 310	5,572,434
Capital gains due to revaluations		
Reserves	6,503,683	6,504,914
Legal reserve	575,243	575,243
Reserves not available for distribution	569,439	556,063
For own shares	13,376	
Other	556,063	556,063
Tax-free reserves		
Reserves available for distribution	5,359,001	5,373,608
Profit carried forward	2,260,902	1,061,805
Provisions and deferred taxes		
Provisions for risks and charges		
Pensions and similar commitments		
Taxes		
Major renovation and maintenance projects		
Other risks and charges		
Deferred taxes		
Amounts payable	72,594	684,361
Amounts payable after more than one year		
Amounts payable within one year	72,477	684,360
Current portion of amounts payable after more than one year		
Financial debts		
Commercial debts	9,455	3
Suppliers	9,455	3
Advance payments received on account of contracts in progress		
Amounts payable in respect of taxes, remuneration and social charges	14,394	175
Taxes	14,363	113
Remuneration and social charges	31	62
Other amounts payable	48,628	684,182
Accruals and deferred income	117	1
Total liabilities	**28,099,786**	**19,575,937**

Income statement

	2007	2006
Operating income		1
Turnover		
Increase (+) or decrease (-) in stocks of work and contracts in progressa nd of finished goods		
Own construction capitalised		
Other operating income		1
Operating expenses	125,909	9,376
Goods for resale, raw and ancillary materials		
Purchases		
Increase (-), decrease (+) in stocks		
Services and miscellaneous goods	4,844	8,794
Remuneration, social charges and pensions		
Depreciation and amounts written down on formation expenses and intangible and tangible fixed assets	120,973	543
Increase (+), decrease (-) in amounts written down on stocks, contracts in progress and trade accounts receivable		
Increase (+), decrease (-) in provisions for risks and charges		
Other operating expenses	92	39
Operating expenses capitalised as restructuring costs		
Operating loss	(125,909)	(9,375)
Financial income	1,843,610	1,145,782
Income from financial fixed assets	1,840,000	1,145,000
Income from current assets	3,610	782
Other financial income		
Financial charges	14,725	14,035
Interest in respect of amounts payable		289
Increase (+), decrease (-) in amounts written down on current assets other than stocks,contracts in progress and trade		
Other financial charges	14,725	13,746
Profit on ordinary activities, before taxes	**1,702,976**	**1,122,372**

	2007	2006
Extraordinary income		
Extraordinary charges		
Profit for the financial year before taxes	1,702,976	1,122,372
Tax on profits	113	8,353
Taxes	113	8,353
Adjustment of taxes and write-back of tax provisions		
Profit for the financial year	1,702,863	1,114,019
Transfer from tax-exempt reserves		
Transfer to tax-exempt reserves		
Profit for the financial year available for appropriation	1,702,863	**1,114,019**

	2007	2006
Appropriation of profit		
Profit to be appropriated	1,702,863	2,256,709
Profit for the financial year available for appropriation	1,702,863	1,114,020
Profit carried forward from the previous financial year		1,142,689
Transfers from shareholders' equity		
from the capital and share premium reserves		
from the reserves		
Transfer to shareholders' equity		854
To the capital and share premium reserve		
To the legal reserve		854
To the other reserves		
Result to be carried forward		1,061,805
Shareholders' contribution in respect of losses		
Profit to be distributed		1,194,050
Dividends		1,194,050
Directors' entitlements		
Other allocations		

Notes

	2007	2006
Statement of incorporation expenses		
Net book value as at the end of the preceding financial year		0
Change during the financial year:		
- *New expenses incurred*	120,973	
- Depreciation	120,973	
- Other		
Net book value as at the end of the financial year		
Comprising: Incorporation expenses and capital increase expenses, loan issuance expenses and other formation expenses		
Restructuring costs		

	2007	2006
Status of financial fixed assets		
Affiliated companies - Participating interests, equity securities		
Acquisition value as at the end of the preceding financial year	xxxxxxxx	19,530,233
Changes during the financial year:		
Acquisitions	8,474,812	
Disposals and asset retirements		
Reclassification		
Acquisition value as at the end of the financial year	28,005,045	
Capital gains		
Depreciation and amounts written off		
Uncalled amounts		
Net book value at the end of the financial year	28,005,045	
Receivables		
Net book value at the end of the preceding financial year		
Change during the financial year		
Receivables at the end of the financial year		
Accumulated amounts written off		

Participating interests and entitlements in other companies

The following list comprises the companies in which Fortis SA/NV holds a participating interest, as well as the other companies in which Fortis SA/NV holds entitlements representing at least 10% of the capital issued.

Name, full address of the REGISTERED OFFICE In case of a company governed by Belgian law, the V.A.T. or NATIONAL NUMBER	*Entitlements held by*			*Information derived from the latest available financial statements*			
	The company (directly)		*subsidiaries*	*Financial statements as at*	*Currency Code*	*Shareholders' equity*	*Net result*
	Number	*%*	*%*			*(in thousands of monetary units)*	*(+) of (-)*
Fortis Brussels SA/NV *Rue Royale, 20* *1000 Brussels, BELGIUM* *BE 0476.301.276*				31/12/2006	EUR	19,210,443	1,081,708
Ordinary shares	772,188,114	50.00					
Fortis Utrecht N.V. *Archimedeslaan 6* *3584 BA Utrecht, THE NETHERLANDS*				31/12/2006	EUR	5,600,000	1,499,200
Ordinary shares	500,000,001	50.00					

	2007
Prepayments and accrued income	
Interest accrued	1,714

	2007	2006
Specification of equity and structure of the shareholder group		
Equity		
Subscribed capital		
At previous year end	xxxxxxxxxx	5,752,423
At year end	10,138,297	
	Amounts	*Number of shares*
Changes during the financial year Capital increases	4,385,873	1,023,779,952
Capital represented by		
Types of shares		
Ordinary shares	10,138,297	2,366,595,497
Registered shares	xxxxxxxxxx	208,380,621
Bearer shares	xxxxxxxxxx	2,158,214,876
Unpaid capital		
Own shares held by:		
The company itself		
Amounts	13,376	
Number of shares	952,788	
Its subsidiaries		
Amounts	1,204,162	
Number of shares	49,319,746	
Commitments to issue shares		
In connection with conversion rights		
Amount of outstanding convertible notes		
Amount of capital to be subscribed		
Maximum number of shares to be issued		
In connection with subscription rights		
Number of outstanding subscription rights	37,510,260	
Amount of capital to be subsribed	949,235	
Maximum number of shares to be issued	37,510,260	
Capital authorised but not subscribed	611,270	
Shares issued not representing capital		

Structure of the shareholder group of the company as at the closing date of the financial year, as shown by the notices received by the company

As far as known by Fortis SA/NV, the structure of the company's stable shareholders at 31 December 2007, was as follows:	Number of shares	%
Ping An Life Insurance Company of China Ltd.	95,006,780	4.01

On 31 December, the members of the Board of Directors of Fortis SA/NV jointly held 1,073,365 shares, 443,860 options and 217,705 restricted shares.

	2007
Status of liabilities	
Amounts payable originally due after more than one year, according to their remaining term to maturity	
Guaranteed amounts payable	
Amounts payable in respect of taxes, remuneration and social charges	
Taxes	
Taxes due	
Taxes not yet due	14,363
Estimated taxes payable	
Remuneration and social charges	
Amounts due to the National Social Security Office	
Other amounts payable in respect of remuneration and social charges	31

	2007	2006
Results of operations		
Operating income		
Net turnover		
Other operating income		
Operating expenses		
Employees listed in the staff register		
Staff costs		
Pension provisions		
Downward value adjustments		
Provisions for risks and charges		
Other operating expenses		
Taxes and levies on business operations	91	39
Other		
Temporary staff and persons available to the company		
Total number on balance sheet date		
Average number of FTE's:		
Number of hours actually worked		106
Costs for the company		3

	2007	2006
Financial results		
Other financial income		
Amounts written down on loan issuance costs and from risks		
Capitalised interest		
Amount written down on current assets		
Other financial charges		
Provisions of a financial nature		
Breakdown of other financial charges		
Banking expenses	3	2
Expenses related to own funds	13,986	13,744
Other expenses in respect of own funds	735	
Exchange differences	1	

	2007
Income taxes and other taxes	
Income taxes	
Taxes on the result for the financial year	113
Income taxes due or paid	113
Surplus on prepaid taxes or activated withholding tax	
Estimated additional charges for income taxes	
Taxes on the result for previous years	
Additional charges for income taxes due or paid	
Estimated additional charges for income taxes or provisioned	
Main sources of differences between the profit before taxes, as stated in the financial statements, and the estimated taxable profit	
Dividends of subsidiaries of which 95% is not taxable	1,748,000
Impact of the extraordinary results on the level of taxation on the result for the financial year	
Sources of deferred taxes	
Deferred tax assets	45,137
Loss carried forward, deductible from future taxable profits	45,137
Other deferred tax assets	

	2007	2006
Taxes on value added and taxes to the debit of third parties		
Amount of value added tax charged during the financial year:		
Amounts withheld to the debit of third parties in the form of:		
Advance levy withheld from wage, salaries and benefits	1,041	800
Withholding tax	130,014	144,276

	2007
Rights and commitments not reflected in the balance sheet	
Personal security provided or irrevocably pledged by the company by way of surety	
For amounts payable by or commitments of third parties, of which	9,724,791
Outstanding bills of exchange endorsed by the company	
Bills drawn or guaranteed by the company	
Maximum amount for which other debts or commitments of third parties are guaranteed by the company	9,724,791

Fortis SA/NV and Fortis N.V. have each extended guarantees with respect to liabilities and credit facilities of Fortis subsidiaries in various currencies. The total amount of current outstanding debts is EUR 9,725 million (2006: EUR 8,443 million).

Fortis SA/NV, Fortis N.V., Fortis Bank Nederland (Holding) N.V. and Fortis Bank NV/SA are co-obligor with respect to Mandatory Convertible Sécurities issued on 7 December 2007. As co-obligor Fortis SA/NV can be held liable for a total amount of EUR 2 billion in case the issuer would not be able to meet its obligations. The Mandatory Convertible Securities will be the basis for the issue of a maximum of 105,386,849 Fortis shares.

As co-obligor for the FRESH and CASHES financial instruments, Fortis SA/NV could be held liable for the interest thereon in case the issuer would not be able to meet its obligations.

All hybrid financial instruments, included those of Fortis Bank, have an 'alternative coupon settlement method'. This means that should the issuer not be able to meet the interest obligations, Fortis SA/NV may emit new shares and use the emission's proceeds to meet the interest obligations for these financial instruments.

	2007	2006
Relationships with affiliated companies and companies in which the company holds participating interests		
Affiliated companies		
Financial fixed assets	28,005,045	19,530,533
Participating interests	28,005,045	19,530,533
Amounts receivable		
Short-term investments		
Amounts payable		

	Affiliated companies 2007	Affiliated companies 2006
Personal and collateral security provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of affiliated companies	9,724,791	8,443,477
Personal and collateral security provided or irrevocably pledged by affiliated companies by way of surety for amounts payable by or commitments of the company		
Other significant financial commitments		
Financial results		
Income from financial fixed assets	1,840,000	1,145,000
Income from current assets	3,610	782
Other financial income		
Interest in respect of amounts payable	1	289
Other financial charges		
Realisation of fixed assets		

Financial relationships with

Managing directors and managers, persons or legal entities who/which control the company directly or indirectly but who are not affiliated companies or other companies that are controlled directly or indirectly by these persons

	2007
Amounts receivable from these persons or entities	
Sureties provided on their behalf	
Other significant commitments undertaken on their behalf	
Direct and indirect remuneration and pensions charged to the income statement, to the extent that this disclosure does not exclusively or mainly relate to the situation of a single identifiable person:	
- *managing directors and managers*	1,967
- former managing directors and former managers	

The statutory auditors or the persons with whom they are related.

	2007
Honoraries of the statutory auditors	449
Honoraries for exceptional performances or particular assignments within the company	
Other assignments	31
Tax advisory assignments	
Assignments other than the statutory audit	
Honoraries for exceptional projects or particular assignments within the company by persons who are related to the statutory auditors	
Other assignments	
Tax advisory assignments	5
Assignments other than the statutory audit	

Remarks as required by article 133, paragraph 6 of the Company Law

Exception to the rule 1:1: Fortis SA/NV is not bound to the rule 1:1 because the Fortis consortium, to which Fortis SA/NV belongs, is audited by a common overall audit. In addition, the audit committee of the Fortis consortium follows a systematic approach for the approval of requests for particular or exceptional audit assignments.

Summary of valuation principles

Incorporation expenses
Expenses relating to a capital increase or an issue of shares and convertible and non-convertible notes are amortised over a maximum period of five years.

Financial fixed assets
Financial fixed assets consist only of ownership interests in Fortis companies. They are accounted for at their acquisition price, excluding acquisition costs.

Amounts receivable and liquid assets
Amounts receivable and liquid assets are accounted for at face value or at acquisition price.

These items are reduced in value if, at the balance sheet date, and taking into account the value of any guarantees attached to each receivable or liquid asset, recovery is uncertain or doubtful.

Short-term investments
Securities are recorded at their acquisition price.

Reductions in value are recorded to the amount of the long-term capital losses incurred. If these reductions in value subsequently diminish, they will be reversed in the amount of such diminution. Profits on the sale of securities are determined on the basis of the average acquisition price of the securities.

Conversion of assets and liabilities denominated in foreign currencies
Assets and liabilities denominated in foreign currencies are converted at the exchange rates at the end of the financial year. Gains or losses arising from these conversions and exchange rate differences in connection with transactions in the course of the financial year are taken to the income statement.

Social balance

Fortis SA/NV does not employ any staff as at 31 December 2007.

Information on the Consolidated Financial Statements

Together with Fortis N.V. the company is part of the Fortis consortium. The two companies will together publish Consolidated Financial Statements.

The Fortis Consolidated Financial Statements are available from the group's two registered offices, at Rue Royale 20, 1000 Brussels (Belgium) and Archimedeslaan 6, 3584 BA Utrecht (the Netherlands).

Appropriation of profit

Fortis SA/NV in Belgium and Fortis N.V. in the Netherlands together form the holding companies of Fortis. The listed shares of Fortis SA/NV and Fortis N.V. were twinned at the end of 2001 to form a new listed security, the Fortis share. One Fortis share comprises one ordinary share of Fortis SA/NV and one ordinary share of Fortis N.V. including all the rights attached to those shares, such as voting rights and dividend rights.

Fortis SA/NV and Fortis N.V. pursue the same dividend policy and shareholders may elect to receive dividend either from Fortis SA/NV or from Fortis N.V. Shareholders have to state their preferred source of dividend on a 'dividend election form' that is not available until after the Annual General Meetings of Fortis SA/NV and Fortis N.V.

Since shareholders cannot elect the source of their dividend payment until after the Annual General Meeting, it is impossible for Fortis SA/NV to present to this Annual General Meeting annual accounts after allotment of dividend. Because of this, the Minister has given permission for the company annual accounts for 2007 and the years thereafter to be drawn up before appropriation of profit.

On 6 September 2007, Fortis paid an interim dividend of EUR 0.70 per Fortis share. As a result of the dividend election process Fortis SA/NV paid an interim dividend of EUR 503,766,395.

Statutory auditor's report to the general shareholders' meeting on the Financial Statements of Fortis SA/NV as of and for the year ended 31 December 2007

As required by law and the company's articles of association, we report to you in the context of our appointment as the company's statutory auditor. This report includes our opinion on the Financial Statements and the required additional disclosures and information.

Unqualified opinion on the Financial Statements

We have audited the Financial Statements of Fortis SA/NV as of and for the year ended 31 December 2007, prepared in accordance with the financial reporting framework applicable in Belgium, and which show a balance-sheet total of EUR (000) 28,099,786 and a profit for the year of EUR (000) 1,702,863.

The company's Board of Directors is responsible for the preparation of the Financial Statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of Financial Statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these Financial Statements based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the 'Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren'. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the Financial Statements contain material misstatements, whether due to fraud or error. In making this risk assessment, we have considered the company's internal control relating to the preparation and fair presentation of the Financial Statements, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the Financial Statements taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the Financial Statements give a true and fair view of the company's net worth and financial position as of 31 December 2007 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Additional remarks and information

The company's board of directors is responsible for the preparation and content of the management report, and for ensuring that the company complies with the Companies' Code and the company's articles of association.

Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the Financial Statements:

- The management report deals with the information required by the law and is consistent with the Financial Statements. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- We are unaware of any transactions undertaken or decisions taken in breach of the company's statutes or the Companies' Code such as we would be obliged to report to you. As disclosed in the notes to the statutory accounts, these accounts have been presented before appropriation of the result of the year.

- During the year 2007, the company distributed an interim dividend, in respect of which we prepared the attached report in accordance with legal requirements.

Sint-Stevens-Woluwe,
6 March 2008

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises/Bedrijfsrevisoren

represented by

Yves Vandenplas Bedrijfsrevisor	Luc Discry Bedrijfsrevisor

Statutory auditor's Report on the statement of assets and liabilities as of 30 June 2007 in connection with the proposed distribution of an interim dividend

In accordance with Article 618 of the Companies' Code and the statutes of your company, we are pleased to submit our report on our review of the accompanying statement of assets and liabilities as of 30 June 2007, based on which you propose to distribute an interim dividend of EUR 0.70 per share, for a total amount of EUR ('000) 913,118.

We conducted our review of the statement of assets and liabilities as of 30 June 2007, which consisted primarily of analysis, comparison and discussion of the interim financial information, in accordance with the relevant recommendation of the 'Institut des Reviseurs d'Entreprises – Instituut der Bedrijfsrevisoren'.

Our review did not reveal any matters that would require material adjustments to be made to the statement of assets and liabilities as of 30 June 2007.

Finally, according to the accompanying statement of assets and liabilities, the proposed distribution would not lead to a decrease in the company's net assets to an amount lower than the sum of the company's paid-up capital and those reserves that the law or the company's statutes do not allow to be distributed.

8 August 2007

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises/Bedrijfsrevisoren
represented by

Yves Vandenplas
Bedrijsrevisor

Luc Discry
Bedrijsrevisor

Enclosure:
Statement of assets and liabilities as of 30 June 2007.

Enclosure

Statement of assets and liabilities as of 30 June 2007

ASSETS	EUR ('000)
Financial fixed assets	19,530,233
Amounts receivable within one year	4,221
Short-term investments	11,250
Liquid assets	171,525
TOTAL ASSETS	**19,717,229**

LIABILITIES AND EQUITY	EUR ('000)
Capital	5,760,380
Share premium reserve	5,591,396
Reserves	6,504,914
Profit carried forward	1,061,805
Profit for the financial year	612,838
SHAREHOLDERS' EQUITY	19,531,333
Amounts payable within one year	185,896
LIABILITIES	185,896
TOTAL LIABILITIES AND EQUITY	**19,717,229**

Fortis N.V.
Financial Statements 2007

Fortis N.V.
Archimedeslaan 6
3584 BA Utrecht, the Netherlands

Balance sheet

(before appropriation of profit)

	31 December 2007	31 December 2006
Assets		
Financial fixed assets		
- Participating interests in group companies	16,692	10,390
Current assets		
- Receivables from group companies	2	
- Other receivables and accrued interest	2	1
Cash and cash equivalents	54	37
	16,750	10,428
Liabilities		
Shareholders' equity		
- Capital paid-up and called-up	994	564
- Share premium reserve	13,599	6,211
- Unrealised gains and losses	(2,304)	337
- Legal reserve participating interests	74	64
- Other reserves	2,241	1,065
- Retained profit current financial year	2,138	2,187
	16,742	10,428
Current Liabilities		
- Liabilities to group companies	**8**	
	16,750	10,428

Income Statement

	2007	*2006*
Profit from group companies	2,135	2,186
Other results after taxation	3	1
Net profit	**2,138**	**2,187**

Explanatory notes to the balance sheet and income statement

General

Fortis is a company with a global presence.

The Fortis Consolidated Financial Statements 2007 have been prepared in accordance with International Financial Reporting Standards (IFRS as adopted by the European Union). In accordance with section 2:362, subsection 8 of the Netherlands Civil Code, the Board of Directors of Fortis N.V. decided to prepare the Non-Consolidated Financial Statements based on accounting principles applied in the Fortis Consolidated Financial Statements.

Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements. The share in the results of participating interests in group companies is reported in accordance with the principles of valuation and profit determination that apply to the Fortis Consolidated Financial Statements.

Fortis N.V. has applied article 2:402 in preparing the income statement. All amounts stated in the tables of these Financial Statements are denominated in millions of euros, unless otherwise indicated.

Balance sheet

The following pages contain explanatory notes to the various balance sheet items, including an explanation of the principles of valuation applied. Where no valuation principle is stated, the assets and liabilities are included at nominal value, less impairment losses where necessary.

Financial fixed assets

Participating interests in group companies

This item consists of the 50% share in Fortis Brussels SA/NV and the 50% share in Fortis Utrecht N.V. as of year end 2007 and year end 2006. Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements.

Movements in the balance sheet items are as follows:

	2007	2006
Balance as at 1 January	**10,390**	**9,529**
Capital increases	8,475	
Share of profit from participating interests	2,135	2,186
Dividend received	(1,505)	(390)
Revaluation of participating interests	(2,544)	(409)
Foreign exchange differences	(98)	(154)
Other changes	(161)	(372)
Balance as at 31 December	**16,692**	**10,390**

Fortis N.V. has on 20 November 2007 contributed EUR 7.3 billion to Fortis Bank Nederland (Holding) N.V. in exchange for a non-cumulative preference share issued by Fortis Bank Nederland (Holding) N.V. Consequently on 20 November 2007, Fortis N.V. has contributed the non-cumulative preference share to Fortis Brussels SA/NV in exchange for newly issued shares by Fortis Brussels SA/NV.

Fortis N.V. issued on 19 December 2007 125,313,283 new shares in the amount of EUR 1,2 billion as part of the issue of CASHES (undated floating rate convertible and subordinated hybrid equity-linked securities) for which Fortis N.V. is Co-obligor. The cash receipt for these shares has been contributed to Fortis Brussels SA/NV against the issue of new shares of Fortis Brussels SA/NV.

Revaluation of participating interests is related to the revaluations of investments and treasury shares.

Other changes relate to the decision made by shareholders to receive a Dutch or a Belgian sourced dividend. In connection with this choice, the dividend paid by Fortis Utrecht N.V. and Fortis Brussels SA/NV is not broken down on the basis of the ownership ratios (50% each). This item represents this difference.

Receivables from group companies

Receivables from group companies are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments. All receivables have a term shorter than one year.

Other receivables and accrued interest

This item concerns amounts to be received from operating companies relating to option plans, a receivable from the tax authorities regarding advances on dividend tax claims on ADRs, and interest to be received on liquid assets. All receivables have a maturity shorter than one year.

Cash and cash equivalents

Cash and cash equivalents are carried at nominal value and are fully at the free disposal of the company.

Shareholders' equity

Movements in Shareholders' equity are as follows:

	2007	2006
Balance as at 1 January	**10,428**	**9,601**
Capital increases	7,818	37
Profit	2,138	2,187
Revaluation of participating interests, including foreign exchange differences	(2,802)	(563)
Other changes	(15)	(372)
Dividend paid	(825)	(462)
Balance as at 31 December	**16,742**	**10,428**

Fortis N.V. has a 50% interest in Fortis through its 50% interest in Fortis Utrecht and Fortis Brussels. The shareholders' equity of Fortis N.V. equals approximately 50% of Fortis's consolidated shareholders' equity. Discrepancies arise through differences in the assets and liabilities of Fortis N.V. and Fortis SA/NV.

Capital paid-up and called-up

Movements in paid-up and called-up capital are as follows:

Capital paid-up and called-up as at 1 January 2006: 1,340,822,545 shares	563
Issue of 1,993,000 shares	1
Capital paid-up and called-up as at 31 December 2006: 1,342,815,545 shares	**564**
Issue of 1,023,779,952 shares	430
Capital paid-up and called-up as at 31 December 2007: 2,366,595,497 shares	**994**

The authorised capital amounts to EUR 1,948,800,000 divided into 1,820,000,000 Preference Shares and 2,820,000,000 Twinned Shares each with a nominal value of EUR 0.42. At 31 December 2007 2,366,595,497 twinned shares are issued and fully paid up. At 31 December 2007 no Preference Shares are issued.

On 7 May 2002 39,682,540 shares were issued due to the issuance of Floating Rate Equity-linked Subordinated Hybrid (FRESH) Capital Securities. These shares were then repurchased by the group company Fortfinlux SA. As these shares carry no voting rights and no dividend rights, this repurchase is considered to have no economic value. Further information on FRESH securities is provided in note 30 of the Fortis Consolidated Financial Statements.

Fortis N.V. issued on 15 October 2007 896,181,684 new shares relating to the financing of the acquisition of ABN AMRO. In addition, Fortis N.V. issued in 2007 2,284,985 new shares relating to option plans for Fortis employees.

Fortis N.V. issued on 19 December 2007 125,313,283 new shares in the amount of EUR 1,2 billion as part of the issue of CASHES (undated floating rate convertible and subordinated hybrid equity-linked securities) for which Fortis N.V. is Co-obligor. These shares were repurchased by Fortis Bank SA/NV. As these shares carry no voting rights and no dividend rights, this repurchase is considered to have no economic value. Further information on CASHES securities is provided in note 30 of the Fortis Consolidated Financial Statements.

An option was granted to Stichting Continuïteit Fortis to acquire Fortis N.V. preference shares. More information about Preference shares can be found in note 4 of the Fortis Consolidated Financial Statements.

Share premium reserve

Movements in Share premium reserve are as follows:

Balance as at 1 January 2006	**6,174**
Amounts received from group companies for options	9
Issue of 1,993,000 shares	28
Balance as at 31 December 2006	**6,211**
Amounts received from group companies for options	10
Issue of 1,023,779,952 shares	7,378
Balance as at 31 December 2007	**13,599**

In 2007 and 2006 a number of operating companies of Fortis granted options on Fortis shares to employees. The options were covered by Fortis SA/NV and Fortis N.V. The amount received from the operating companies for the options is recorded under share premium reserve.

Unrealised gains and losses

This concerns a reserve related to the revaluation of participating interests. Movements in the Unrealised gains and losses reserve are as follows:

Balance as at 1 January 2006	**901**
Changes in 2006	(564)
Balance as at 31 December 2006	**337**
Changes in 2007	(2,641)
Balance as at 31 December 2007	**(2,304)**

Legal Reserve participating interests

This is a reserve for:

- unrealised gains from associates and joint ventures which are recognised in the income statement and for which there is no liquid market
- retained earnings from associates and joint ventures.

Balance as at 1 January 2006	**69**
Changes in 2006	(5)
Balance as at 31 December 2006	**64**
Changes in 2007	10
Balance as at 31 December 2007	**74**

Other reserves

Movements in Other reserves are as follows:

Balance as at 1 January 2006	**(86)**
From profit appropriation 2005	1,980
Dividend 2005	(248)
Interim dividend 2006	(214)
Changes in legal reserve participating interests	5
Other changes	(372)
Balance as at 31 December 2006	**1,065**
From profit appropriation 2006	2,187
Dividend 2006	(416)
Interim dividend 2007	(409)
Changes in legal reserve participating interests	(10)
Acquisition of own shares	(15)
Other changes	(161)
Balance as at 31 December 2007	**2,241**

In 2007, Fortis N.V. acquired 520,246 Fortis shares on the market. These shares have been deducted from the Other reserves at cost.

Other changes relate to the valuation of participating interests. See the note on the item Participating interests in group companies.

Retained profit current financial year

Movements in the retained profit current financial year are as follows:

Balance as at 1 January 2006	**1,980**
Profit appropriation	(1,980)
Profit current financial year	2,187
Balance as at 31 December 2006	**2,187**
Profit appropriation	(2,187)
Profit current financial year	2,138
Balance as at 31 December 2007	**2,138**

Current liabilities

Other liabilities

This item concerns a short-term debt to a group company.

Option plans

A description of the option plans on the shares of Fortis N.V. is included in the notes 10 and 11 of the Fortis Consolidated Financial Statements.

Commitments not reflected in the balance sheet

Fortis N.V. has extended a guarantee to the Institute of London Underwriters on behalf of Bishopsgate Insurance Limited. Bishopsgate Insurance Limited terminated its membership of the Institute of London Underwriters on 31 December 1991. Fortis N.V.'s guarantee concerns the current commitments arising out of policies issued by the previously mentioned Institute on behalf of Bishopsgate, and for Bishopsgate's commitments to the Institute.

Fortis SA/NV and Fortis N.V. have each extended guarantees with respect to liabilities and credit facilities of Fortis subsidiaries in various currencies. The total amount of current outstanding debts is EUR 9,725 million (2006: EUR 8,443 million).

Fortis SA/NV, Fortis N.V., Fortis Bank Nederland (Holding) N.V. and Fortis Bank NV/SA are co-obligor with respect to Mandatory Convertible Securities issued on 7 December 2007. As co-obligor Fortis N.V. can be held liable for a total amount of EUR 2 billion in case the issuer would not be able to meet its obligations. The Mandatory Convertible Securities will be the basis for the issue of a maximum of 105,386,849 Fortis shares.

As co-obligor for the FRESH and CASHES financial instruments Fortis N.V. could be held liable for the interest thereon in case the issuer would not be able to meet its obligations.

All hybrid financial instruments, included those of Fortis Bank, have an 'alternative coupon settlement method'. This means that should the issuer not be able to meet the interest obligations, Fortis N.V. may emit new shares and use the emission's proceeds to meet the interest obligations for these financial instruments.

Income statement

General

The result is made up primarily of the share in the profit from participating interests.

Other results consist mainly of interest income and interest expenses on receivables from and debts to group companies.

No corporation tax is owed on the pre-taxation result in connection with carry-back losses from previous years.

Details of the total remuneration paid to the Board of Directors are provided in note 11 of the Fortis Consolidated Financial Statements.

Utrecht, 6 March 2008

Board of Directors

Other information

To the General Meeting of Shareholders of Fortis N.V.

Auditors' report

Report on the company financial statements

We have audited the accompanying company financial statements for the year ended 2007 of Fortis N.V. which comprise the balance sheet as at 31 December 2007, the income statement for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the company financial statements and for the preparation of the management board report, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the company financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the financial position of Fortis N.V. as at 31 December 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 6 March 2008

KPMG ACCOUNTANTS N.V.

S.J. Kroon RA

Provisions of the Articles of Association concerning profit appropriation
These provisions are contained in Article 25. The Board of Directors determines which part of the profit is to be retained. The remainder of the profit is at the disposal of the General Meeting of Shareholders.

Profit appropriation
The Board of Directors proposes a dividend for 2007 of EUR 1.29 per share (2006: EUR 1.40).

Taking into account the interim dividend of EUR 0.70 per Fortis share, paid on 6 September 2007, the balance of EUR 0.59 per Fortis share will be payable from 27 May 2008. Shareholders may choose to receive either a Dutch or a Belgian sourced dividend. The final amount to be charged or allocated to the other reserves of Fortis N.V. in connection with the proposed dividend payment will be calculated once shareholders have indicated the source from which they wish to receive the dividend. Shareholders must state their choice by filling in a 'dividend election form'. If no express choice is made by the shareholders, automatic election rules (the Default Rules) will be applicable. More information about these rules is contained in note 4 of the Fortis Consolidated Financial Statements.

Stichting Continuïteit Fortis

The objective of Stichting Continuïteit Fortis (the 'Stichting') is to ensure continuity so that the interests of Fortis and its stakeholders are safeguarded as fully as possible.

In this context, the General Meeting of Shareholders of Fortis N.V. in 2001 granted the Stichting an indefinite option to acquire (cumulative) preference shares in Fortis N.V. the number of which should not exceed the number of ordinary (twinned) shares issued at the time of exercising the option. A call option agreement was signed by Fortis N.V. and the Stichting on 17 December 2001, also for an indefinite period, in accordance with the terms and conditions of the option granted by the General Meeting of Shareholders of Fortis N.V.

The articles of association of Fortis N.V. authorise the issuance with a nominal value of EUR 0.42 of a maximum number of 1,820,000,000 preference shares. No preference shares have been issued to date.

According to the Stichting' articles of association, it is empowered to request the issue of (cumulative) preference shares in Fortis N.V. if necessary to ensure the continuity and independence of Fortis, for example in the event of a hostile takeover bid or any other event that threatens the continuity and independence of the group. As laid down in the call option agreement, the Stichting has to exercise the voting rights attached to the issued preference shares independently of Fortis and with the aim of preserving the same interests. The call option agreement does not set additional requirements or criteria for the exercise of the call option and/or the voting rights.

The preference shares, if issued, carry the same voting rights as the ordinary shares and have priority over twinned shares with regard to dividend distribution and in the case of the liquidation of the company.

If preference shares are issued by Fortis N.V., a General Meeting of Shareholders will be convened at least every two years to consider whether to cancel or repurchase those shares.

The Board of Stichting Continuïteit Fortis consists of six members, four of whom are independent and two of whom are appointed from among the non-executive members of the Fortis Board of Directors. All Board members are appointed by the Boards of Directors of Fortis N.V. and Fortis SA/NV. The independent Board members in the year under review were Mick den Boogert, Dick Bouma, René Mannekens and Paul Buysse. The Board members who were also Directors of Fortis are Baron Piet Van Waeyenberge, Jan Slechte (until 23 May 2007, date of his retirement from the Fortis Board) and Jan-Michiel Hessels (as from 20 September 2007, date of his appointment by the Fortis Board).

Baron Piet Van Waeyenberge will have to resign as a member of the Board of the Stichting Continuïteit Fortis as of 29 April, 2008 as he will retire from the Fortis Board of Directors with effect from that same date upon reaching the age limit set for directorship. In such an event, the articles of association of the Stichting Continuïteit Fortis require the resignation of Board members appointed from among the non-executive members of the Fortis Board of Directors. The Fortis Board of Directors decided on 6 March 2008, to appoint Baron Philippe Bodson as successor to Baron Van Waeyenberge as a member of the Board of the Stichting Continuïteit Fortis with effect from 29 April 2008.

Utrecht, 6 March 2008

Fortis N.V.

Board of Directors

Stichting Continuïteit Fortis

Board

René Mannekens (Chairman)
Mick den Boogert (Chairman)
Dick Bouma
Paul Buysse
Jan-Michiel Hessels (since 20 September 2007)
Baron Piet van Waeyenberge

Other information

Forward - looking statements to be treated with caution

Some of the statements contained in this Annual Report, including but not limited to the statements made in the sections entitled Message to the Shareholders, Description of activities and Report of the Executive Committee and in note 7 Risk management, refer to future expectations and other forward-looking perceptions that are based on management's current views, estimates and assumptions concerning future events. These forward-looking statements are subject to certain risks and uncertainties that may mean actual results, performance or events differ substantially from what those statements express or imply, including but not limited to our expectations regarding cost and revenue synergies arising from the integration of our banking operations, e.g. branch closures and levels of restructuring costs, the impact of recent acquisitions and the level of provisions relating to our credit and investment portfolios. Other more general factors that may impact our results include but are not limited to:

- general economic conditions, particularly in our core markets Belgium and the Netherlands
- changes in interest rates and the performance of financial markets
- the frequency and severity of insured loss events
- mortality, morbidity and persistency levels and trends
- foreign exchange rates, including euro / US dollar exchange rate
- changes in competitive and pricing environments, including increasing competition in Belgium and the Netherlands
- changes in domestic and foreign legislation, regulations and taxes
- regional or general changes in asset valuations
- occurrence of significant natural or other disasters
- inability to economically reinsure certain risks
- adequacy of loss reserves
- regulatory changes relating to the banking, insurance, investment and/or securities industries
- changes in the policies of central banks and/or foreign governments
- general competitive factors on a global, regional and/or national scale.

Availability of company documents for public inspection

The Articles of Association of Fortis SA/NV and Fortis N.V. can be inspected at the Registry of the Commercial Court in Brussels (Fortis SA/NV), at the Chamber of Commerce in Utrecht (Fortis N.V.) and at the companies' registered offices.

The Financial Statements are filed with the National Bank of Belgium (Fortis SA/NV) and the Chamber of Commerce in Utrecht (Fortis N.V.). Resolutions on the (re)election and removal of Fortis Board Members are published in annexes to the Belgian Law Gazette (Fortis SA/NV), the Euronext Amsterdam Daily Official List (Fortis N.V.) and elsewhere.

Financial reports on the companies and notices convening AGMs and EGMS are published in the financial press, and other newspapers and periodicals. The Financial Statements are available from Fortis' registered offices in Brussels and Utrecht and are also filed with the National Bank of Belgium and the Chamber of Commerce in Utrecht. They are sent each year to registered shareholders and to others on request.

Provision of information to shareholders and investors

Listed shares
Fortis shares are currently listed on Euronext Brussels, NYSE Euronext Amsterdam and the Luxembourg Stock Exchange. Fortis also has a sponsored ADR-programme in the United States. Fortis SA/NV VVPR strips are listed only on Euronext Brussels.

Types of shares
Shares in Fortis may be registered or bearer shares.

Dematerialisation and registration of bearer shares

Fortis offers its shareholders the opportunity to register their shares in dematerialised form. These registered shares remain dematerialised and are administered at no cost. Holders of registered shares may arrange, on request and free of charge, for their shares to be converted into bearer shares. Holders of bearer shares may arrange, on request and free of charge, for their shares to be dematerialised and registered. Fortis has devised a procedure for the rapid dematerialisation of shares, facilitating rapid delivery. Please refer to the Fortis Governance Statement for more details, or contact:

Corporate Administration
Fortis SA/NV,
Rue Royale 20, 1000 Brussels, Belgium
Tel. +32 2 565.5418 or +32 2 565.5423
Fax +32 2 565.2384

Or:

Board of Directors Secretariat
Fortis N.V.
P.O. Box 2049, 3500 GA Utrecht, Netherlands
Tel. +31 30 226 3655
Fax +31 30 226 9838

Information and communication

Fortis sends out notices, including those relating to the quarterly and annual results, and to the Fortis Annual Report, free of charge to holders of both bearer shares and registered shares. Fortis sends all holders of both bearer and registered shares a personal invitation to attend the AGMs, and encloses the agenda, proposed resolutions and a form by means of which shareholders can nominate a proxy to vote on their behalf at the AGMs. When dividend becomes payable, Fortis automatically credits the dividend accruing to the holders of both bearer and registered shares to those bank accounts of which it has previously received details from the pertinent shareholders.

Glossary and abbreviations

Amortised cost
The amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation/accretion of any premium/discount, and minus any write-down for impairment.

Asset backed security
A bond or a note backed by loan paper (not being mortgages) or accounts receivable.

Associate
A company in which Fortis has significant influence but which it doesn't control.

Basis point (bp)
One hundredth of a percentage point (0.01%).

Cash-flow hedge
A hedge to mitigate the exposure to variability in cash flows of a recognised asset or liability, or forecasted transaction, that is attributable to changes in variable rates or prices.

Clean fair value
The fair value excluding the unrealised portion of the interest accruals.

Clearing
Administrative settlement of securities, futures and options transactions through a clearing organisation and the financial institutions associated with it (clearing members).

Core capital
Total available capital at group level (based on the banking definition of Tier 1 capital).

Credit spread
The yield differential between government bonds and corporate bonds or credits.

Custody
An agreement, usually between an investor and a bank (or possibly an agent or a trust company), whereby the investor deposits for safekeeping securities, gold or other valuables with the bank, which in turn takes the valuables into safekeeping for a fee.

Deferred acquisition cost
The cost of acquiring new and renewed insurance business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to the production of new business.

Derivative
A financial instrument such as a swap, a forward, a future contract and an option (both written and purchased). This financial instrument has a value that changes in response to changes in various underlying variables. It requires little or no net initial investment, and is settled at a future date.

Disability insurance
Insurance against the financial consequences of long-term disability.

Discounted cash flow method
An approach to valuation, whereby projected future cash flows are discounted at an interest rate that reflects the time value of money and a risk premium that reflects the extra return investors demand for the risk that the cash flow might not materialise after all.

Discretionary participation feature

A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

(a) that are likely to be a significant portion of the total contractual benefits; (b) whose amount or timing is contractually at the discretion of the issuer; and (c) that are contractually based on: (i) the performance of a specified pool of contracts or a specified type of contract; (ii) realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or (iii) the profit or loss of the company, fund or other entity that issues the contract.

Embedded derivative

A derivative instrument that is embedded in another contract - the host contract. The host contract might be a debt or equity instrument, a lease, an insurance contract or a sale or purchase contract.

Employee benefits

All forms of considerations given by an entity in exchange for service rendered by employees, in addition to their pay or salary.

Factoring

A form of corporate financing in which a company transfers outstanding debts to a factoring company that, for a fee, assumes responsibility for the debtor records, risk coverage and financing.

Fair value

The amount for which an asset (liability) can be bought (incurred) or sold (settled), between knowledgeable, willing parties in an arm's length transaction.

Fair value hedge

A hedge of an exposure to changes in the fair value of a recognised asset or liability (or a portion thereof) or a firm commitment. The exposure is attributable to a particular risk and will affect reported net income.

Finance lease

A lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Goodwill

This represents the excess of the fair value of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business combination over Fortis' interest in the fair value of assets acquired and liabilities and contingent liabilities assumed.

Gross written premiums

Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

Hedge accounting

Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

IFRS

International Financial Reporting Standards, used as a standard for all listed companies within the European Union as of 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment

A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

Insurance contract

A contract under which one party (Fortis) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder.

Investment contract

A Life insurance policy contract that transfers financial risk without transferring significant insurance risk.

Intangible asset

An identifiable non-monetary asset which is recognised at cost if and only if it will generate future economic benefits and if the cost of the asset can be measured reliably.

Investment property

Property held by Fortis to earn rental income or for capital appreciation.

ISO Currency code list

AUD	Australia, Dollars
CAD	Canada, Dollars
CHF	Switzerland, Francs
CNY	China, Yuan Renminbi
DKK	Denmark, Kroner
GBP	Britain (United Kingdom), Pounds
JPY	Japan, Yen
MYR	Malaysia, Ringgits
SEK	Sweden, Kronor
THB	Thailand, Baht
TRY	Turkey, New Lira
TWD	Taiwan, New Dollars
USD	United States of America, Dollars
ZAR	South Africa, Rand

Joint venture

A contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Macro hedge

A hedge used to eliminate the risk of a portfolio of assets.

Market capitalisation

Value attributed to the company by the stock market. Market capitalisation corresponds to the number of shares outstanding multiplied by the share price at a given time.

Net-investment hedge

A hedge used to reduce the financial risks of a reporting entity's share in the net assets of a foreign entity by entering into transactions that give an offsetting risk profile.

Notional amount

Amount of currency units, number of shares, a number of units of weight or volume or other units specified in a derivative contract.

Operating lease

A contract that allows the use of an asset against periodic payments, but does not convey rights similar to legal ownership of the asset and where the financial risks related to the asset are with the issuer of the lease contract.

Operating margin
Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Option
A privilege sold by one party to another that offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security at an agreed-upon price during a certain period of time or on a specific date.

Private equity
Equity securities of companies that are not listed on a public exchange. Investors looking to sell their stake in a private company have to find a buyer in the absence of a marketplace.

Provision
Provisions are liabilities involving uncertainties in the amount or timing of payments. Provisions are recognised if there is a present obligation to transfer economic benefits, such as cash flows, as a result of past events and a reliable estimate can be made at the balance sheet date.

Qualifying capital
The liability components that qualify as Tier 1 capital (equity) under banking solvency regulations.

Reverse repurchase agreement
The purchase of securities with an agreement to resell them at a higher price at a specific future date.

Shadow accounting
According to IFRS 4 an insurer is permitted, but not required, to change its accounting policies so that a recognised but unrealised gain or loss on an asset affects the measurement of the insurance liabilities. The related deferred adjustment to the insurance liability (or deferred acquisition costs or intangible assets) is recognised in equity only if the unrealised gains or losses are recognised directly in equity.

Securities lending transaction
A loan of a security from one counterparty to another, who must eventually return the same security as repayment. The loan is often collateralised. Securities lending allows an entity in possession of a particular security to earn enhanced returns.

Structured Credit Instruments
Securities created by repackaging cash flows from financial contracts and encompassing asset-backed securities (ABS), mortgage-backed securities (MBS) and collaterised debt obligations (CDO's).

Subordinated bond (loan)
A loan (or security) that ranks below other loans (or securities) with regard to claims on assets or earnings.

Subsidiary
Any company, of which Fortis, either directly or indirectly, has the power to govern the financial and operating policies so as to obtain the benefits from its activities ('control').

Suretyship
A bond issued by an entity on behalf of a second party, guaranteeing that the second party will fulfil an obligation or series of obligations to a third party. In the event that the obligations are not met, the third party will recover its losses via the bond.

Tier 1 ratio
Core capital of a bank expressed as a percentage of the risk-weighted balance sheet total.

Trade date
The date when Fortis becomes a party to the contractual provisions of a financial asset.

Value of Business acquired (VOBA)
The present value of future profits from acquired insurance contracts. VOBA is recognised as an intangible asset and amortised over the premium or gross profit recognition period of the policies acquired.

VaR
Abbreviation of value at risk. A technique which uses the statistical analysis of historical market trends and volatilities to estimate the likelihood that a given portfolio's losses will exceed a certain amount.

Venture capital
In general, it refers to financing provided by investors to startup firms and small businesses with perceived, long-term growth potential.

Abbreviations

AFS	Available for sale
ALM	Asset and liability management
CASHES	Convertible and Subordinated Hybrid Equity-linked Securities
CDS	Credit default swap
CGU	Cash generating unit
DPF	Discretionary participation features
EPS	Earnings per share
Euribor	Euro inter bank offered rate
EV	Embedded value
FRESH	Floating rate equity linked subordinated hybrid bond
HTM	Held to maturity
IBNR	Incurred but not reported
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LAT	Liability adequacy test
MCS	Mandatory Convertible Securities
OTC	Over the counter
SPE	Special purpose entity

Together with the 2007 Fortis Annual Review these Financial Statements constitute the Annual Report of Fortis. The Financial Statements contain the Fortis Consolidated Financial Statements, the Fortis SA/NV Financial Statements and the Fortis N.V. Financial Statements. The report of the Executive Committee is contained in the 2007 Annual Review.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 226 62 22, Fax +31 (0)30 226 98 38

Internet address: www.fortis.com E-mail address: info@fortis.com

Mixed Sources
FSC

Where you'll find us

(situation at 31 December 2007)

United Kingdom

Fortis Investments
9 Business Centres
Private Banking office
Merchant Banking
Fortis Insurance

Belgium

1,064 Retail branches
Fortis Investments
22 Business Centres
10 Private Banking offices
Merchant Banking
Fortis Insurance Belgium
Fortis Corporate Insurance

Netherlands

158 Retail branches
Fortis Investments
23 Business Centres
12 Private Banking offices
Merchant Banking
Fortis Insurance Netherlands
Fortis Corporate Insurance

Luxembourg

37 Retail branches
Fortis Investments
1 Business Centre
3 Private Banking offices
Merchant Banking
Fortis Assurances
Fortis Corporate Insurance

Germany

102 Credit shops
2 Fortis Investments
7 Business Centres
Merchant Banking
Fortis Insurance

Poland

190 Credit shops
35 Retail branches
Fortis Investments
8 Business Centres
Private Banking office
Merchant Banking



Retail Banking
Asset Management
Business Centres, Specialised Financial Services offices and/or Private Banking offices
Merchant Banking
Insurance

Portugal

2 Business Centres
Merchant Banking
Millenniumbcp Fortis (51%)

Spain

Fortis Investments
5 Business Centres
8 Private Banking offices
Merchant Banking

France

79 Retail branches
Fortis Investments
20 Business Centres
2 Private Banking offices
Merchant Banking
Fortis Assurances

Switzerland

Fortis Investments
1 Business Centre
5 Private Banking offices
Merchant Banking

Italy

Fortis Investments
6 Business Centres
3 Private Banking offices
Merchant Banking

Turkey

243 Retail branches
4 Credit shops
Fortis Investments
13 Business Centres
3 Private Banking offices
Merchant Banking
Fortis Insurance





China / Hongkong

2 Fortis Investments
3 Business Centres
Merchant Banking
Private Banking Office
Taiping Life (24.9%)
Fortis Haitong Investment Mgt. (49%)
Fortis Insurance Company (Asia) Ltd.

India

Merchant Banking
IDBI Fortis Life Insurance Company Ltd. (26%)

Malaysia

Mayban Fortis (30%)

Thailand

Muang Thai-Fortis (40%)

Fortis also has a representative office in Johannesburg (South Africa).

FORTIS
Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 565 11 11
Fax +32 (0)2 565 42 22

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
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Getting you there.

FORTIS

Corporate Social Responsibility Report 2007

e next step in
s able growth



Financial highlights

Net profit before results on divestments (in EUR million)


4,500
3,000
1,500
0
2,410
3,498
4,352
3,047
2004
2005
2006
2007
Banking
Insurance
General

Strong commercial activity in Banking (in EUR billion)


250
200
150
100
50
0
171.6
163.0
192.4
198.2
206.8
221.6
217.5
249.3
2004
2005
2006
2007
Deposits
Credit risk-weighted commitments

Strong commercial activity in Insurance (in EUR billion)


15
12
9
6
3
0
8.1
4.6
11.5
4.8
12.1
6.0
13.2
6.5
2004
2005
2006
2007
Gross inflow - Life
Gross written premiums - Non-Life

Sound financial ratios
(in %)


100%
75%
50%
25%
0%
69.5
99.3
62.3
96.0
60.8
96.1
61.9
100
2004
2005
2006
2007
Cost/income ratio Bank
Combined ratio Non-Life

Return on equity
(in %)


30%
20%
10%
0%
19.3
21.6
23.0
22.0
17.1
2003
2004
2005
2006
2007

Internationalisation of workforce (in FTEs, x 1,000)


*Excluding Assurant in the US
80
60
40
20
0
19%
20%
30%
33%
37%
2003*
2004
2005
2006
2007
In Benelux
Outside Benelux as % of total

As from 2005, with comparative figures for 2004, Fortis has prepared its financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Where you'll find us

- Retail Banking
- Asset Management
- Business Centres, Specialised Financial Services offices and/or Private Banking offices
- Merchant Banking
- Insurance



This is Fortis

Profile

Fortis is an international provider of banking and insurance services to personal, business and institutional customers. We deliver a total package of financial products and services through our own high-performance channels and via intermediaries and other partners.

Fortis is a leader in financial services in the Benelux region – one of Europe's wealthiest. Building on that leadership, we have developed an extensive European footprint in the retail banking market, operating through a variety of distribution channels. We offer financial services to companies, institutional clients and high net worth individuals and provide integrated solutions to the enterprise and the entrepreneur. Our unique expertise has made us a regional and in some cases global leader in niche markets, such as energy, commodities and transportation, and fund administration. We successfully combine our banking and insurance skills in growth markets in Europe and Asia, and we excel in bancassurance in several countries, like Belgium, Portugal and Malaysia.

Fortis ranks among Europe's top 20 financial institutions, with a market capitalisation of EUR 40 billion at year-end 2007. Together with ABN AMRO, we have a presence in over 50 countries and a dedicated, professional workforce of more than 85,000. All this makes us a leader in financial services in Europe, a top 3 private banker and a top tier asset manager.

Our vision

In a more complex yet more convergent world, innovation, speed and agility will be as crucial as scale, track record and reach. Fortis will stand out as a professional international financial services brand, recognised for its ability to deliver superior and sustainable stakeholder value by constantly anticipating and surpassing the needs of customers, investors, employees, partners and communities wherever we do business.

Our mission

Fortis provides compelling customer solutions creatively.

One of Europe's most dynamic and sustainable financial services brands, we deliver specialised, innovative and pragmatic customer solutions, across a network of channels and by leveraging our operational and entrepreneurial expertise.

Our growth strategy

- Strengthen our competitive position by focusing on the customer and optimising cross-selling
- Roll out our core competences built in Benelux to new markets
- Enhance our support functions to increase efficiency and facilitate controlled growth
- Accelerate growth through smart add-on acquisitions
- Concentrate on Europe while pursuing selectivegrowth in Asia and North America

Our financial targets 2004–11

- Compound annual growth rate (CAGR) of net profit per share of at least 15%; this translates into 12% CAGR (2006–11) based on a 2006 cycle-neutral profit base
- RARORAC and return on equity of 18.5%
- Operating leverage of at least 250 basis points
- 30% of net profit generated outside Benelux by 2009
- Cash dividend at least stable or growing in line with long-term EPS growth

About this report

The Fortis Corporate Social Responsibility Report 2007 focuses on our company's performance and progress in the past year. It addresses the most material sustainability issues concerning us as an international financial services provider. Our CSR Report is published in parallel with the Fortis Annual Report.

We take a close look at last year's successes at Fortis, but also at areas where we know we still need to improve. Appropriately enough, a good deal of our ongoing progress in this area is itself sustainable: steadily growing and evolving. So, while you will find a lot of information in this report about new initiatives, much of what we are doing builds on the work done in previous years.

This year's report focuses on the CSR issues that are most material to our organisation. It is structured around three major strategic themes identified after consultation with internal and external stakeholders: Sustainable supply chains, Climate change and Social inclusion. The report reviews our performance in the past year in each of these three areas. Please refer to page 6 for how we arrive at our most material CSR issues. A complete overview of all sustainability themes can be found on our website at www.fortis.com/sustainability.

B+ GRI REPORT 3rd PARTY CHECKED

The content of this report has been selected in accordance with the G3 guidelines of the Global Reporting Initiative (GRI), to which Fortis applies level B+. That means we include profile disclosures, disclosures on management approach and at least 20 performance indicators, and also that our report is externally verified. For further details of how we apply the G3 guidelines, see 'Reporting process and principles'. You can also find a complete and interactive GRI Index at www.fortis.com/sustainability/GRI.

The Fortis Corporate Social Responsibility Report 2007 is published in English, Dutch and French. It is available as a printed document and can be downloaded from our website.

CSR Report 2007	CSR website: www. fortis.com/sustainability
• CSR at Fortis • Sustainable supply chains • Climate change • Social inclusion	• Our CSR organisation • Our customers • Our employees • Our environment • Our communities • Reporting and accountability • Interactive GRI G3 Index

www.

Table of contents





Message from the CEO **2**

Corporate Social Responsibility at Fortis **4**
Agenda 2009 5
CSR governance 6
Memberships 6
CSR Advisory Board 7
External recognition 8
Stakeholder engagement 9

Sustainable supply chains **10**
Managing social and environmental risks 12
Human rights 13
Equator Principles 13
Sector policies 15
Sustainable investment 18
Responsible financial services 21
Sustainable procurement 21

Climate change **22**
Carbon Neutrality Programme 24
Carbon Banking 26
Energy financing 27
Start Green Venture Capital 29
Sustainable consumer products 29
Sustainable real estate investment 30
Internal environmental performance 31

Social inclusion **32**
Fortis Foundations 34
Access to financial services 36
A diverse and inclusive working environment 37
Training and development 38

Overview of performance and targets **40**

Reporting process and principles **42**

Assurance report **43**

Message from the CEO



The past year has been a momentous one for our company. In 2007, Fortis reported net profit of EUR 4 billion after the impact of sub prime – and we are proud that despite the challenging market, Fortis demonstrated very strong underlying commercial momentum across each of our businesses. But 2007 was also the year during which Fortis successfully completed its acquisition of ABN AMRO, the largest transaction ever undertaken in the financial services industry. This transaction allows us to accelerate our strategy and to solidify our position within and outside of the Benelux – creating at the same time one of Europe's most dynamic and sustainable financial services providers with a workforce of some 85,000 employees across 50 countries.

As we continue to grow as a company, so too does our responsibility to society. We take this responsibility seriously and consequently we will continue to increase our commitment to CSR. The launch of our international CSR Advisory Board in 2007 was an important development reflecting the importance we attach to sustainability. The leading experts who sit on this Board are drawn from across the business, academic and research worlds, as well as from NGOs. The quality of the individuals represented on the Board is outstanding, and their contribution moving forward in advising the Group Executive Committee on sustainability issues will be critical. This group represents a diverse and extensive range of experience which will ensure a meaningful and high level dialogue on opportunities and also best practice.

In the past 12 months we have continued to focus on our three main sustainability themes: Sustainable Supply Chains, Climate Change and Social Inclusion and we have made significant progress in implementing initiatives reflecting these priorities in 2007. Attention for global issues such as poverty and human rights also intensified in the past year as has our effort to respond to these important challenges, as you will see from this report and through the new CSR web pages.

We have continued to embed CSR into our mainstream business, for instance doubling sustainable assets under management in 2007 and significantly expanding our Carbon Banking and Renewable Energy Financial business. Fortis has been recognised on many occasions for its work in this area, most recently being named Best Carbon Trader. Fortis has also achieved carbon neutrality across all operations last year by reducing energy consumption, switching to 'green power' and offsetting our remaining net emissions by means of rigorously screened carbon credits.

In respect of social inclusion, a total of 5,752 employees participated last year in 649 projects organised by the different Fortis Foundations. We are extremely proud of what our employees have achieved and the commitment they have shown to the communities in which we operate. The Fortis Foundation concept is currently being exported and expanded to other markets around the world in which Fortis has a presence – so expect even more from us in the future.

For the future the acquisition of ABN AMRO is highly significant for our sustainability ambitions. Fortis plans to draw on the CSR expertise for which ABN AMRO has earned an enviable reputation in recent years. It was for instance one of the first listed financial institutions to formally enshrine sustainability issues as a key part of its business principles. ABN AMRO's efforts, including its pioneering role in the development of the Equator Principles, have helped to mainstream sustainability practices within the international financial services industry. Fortis will nurture this outstanding expertise and our company is committed to its practical implementation within the culture of a combined group.

So the stage is set for an exciting future. Integration with our colleagues from ABN AMRO creates an enterprise of significant scale. We are determined to harness this human talent and vast experience in the future to take our performance – both commercially and in terms of sustainability – to the next level. In so doing our goal is to create one of Europe's top rated financial institutions for both business and sustainability.

Jean-Paul Votron
Chief Executive Officer

Corporate Social Responsibility at Fortis

Fortis's commitment to corporate social responsibility (CSR) continues to develop and strengthen year by year. We're proud of what we have achieved so far to meet society's growing demands in terms of sustainability – doing business in a socially and environmentally responsible way – while actively developing products and services that help others do likewise. At the same time, we realise that a number of challenges still lie ahead of us.



CSR: two dimensions

There are two dimensions to the way Fortis approaches corporate social responsibility. The first is **Sustainable development**, which we interpret as growing our business in a socially and environmentally responsible way, while simultaneously meeting the legitimate interests of our stakeholders. The second dimension is **Community involvement**. This means taking an active role and responsibility in helping local communities achieve their ambitions. We do this through a combination of philanthropy and volunteer work, with our Fortis Foundations acting as the primary drivers.

Fortis remains fully committed to embedding both these dimensions in our core business and in the way we organise our company.

We have learned that looking at our customers from a sustainability perspective opens up a world of new opportunities: whether in our relationship with the customer, creating new products and services, or developing fresh business models and market approaches. Our commercial appreciation of CSR is reflected in the way this report focuses on the issues that are most material to our businesses. It goes without saying, though, that this in no way diminishes the importance we attach to our other stakeholders.

We know that Fortis ultimately owes its success to our customers and to the communities in which we operate. Society is demanding ever more loudly that businesses work in a sustainable way. We agree. And just as we are proud to be a successful part of the social fabric, we are determined through our Fortis Foundations to promote social inclusion, helping to bring vulnerable groups into the vibrant social and economic interaction the rest of us take for granted. Successful companies need a healthy society and vice versa.

Our major CSR achievements in 2007

- Installation of the CSR Advisory Board
- Implementing our Carbon Neutrality Programme
- Partnership with the UNDP in Carbon Banking
- Award for Best CSR Report in Belgium
- Improving our position in the Dow Jones Sustainability Index
- Doubling our Sustainable Assets under Management
- Endorsement of the UN Principles for Responsible Investment by Fortis Investments
- Growing our Carbon Banking business
- Growing our Renewable Energy Financing business
- Developing Consumer Finance Code of Responsible Lending
- Revising our Defence Industry Policy and critically assessing its implementation
- Developing a new Fortis Diversity and Inclusion Policy

Where we can do better

- Expanding the social and environmental risk management framework, broadening the scope of its application within our organisation and accelerating the development of new policies
- Enhancing and structuring our approach to stakeholder engagement
- Improving our internal environmental performance and expanding the scope of our data gathering and monitoring
- Accelerating the development of sustainable consumer products
- Accelerating the development of new Fortis Foundations
- Enhancing internal communication on CSR
- Incorporating CSR criteria in individual performance appraisal systems
- Expanding the scope of our financial inclusion activities to developing markets in which we are present

Agenda 2009

Agenda 2009 is Fortis's roadmap for the next stage of our sustainability journey. It was drawn up to help us realise our ambition to be regarded as one of the leading financial institutions in terms of CSR. Agenda 2009 is structured around three themes:

Sustainable supply chains: by thoroughly understanding the supply chains in which we and our customers operate, we can promote sustainable development within those chains, enabling us to deepen the relationship with our customers and to build new and innovative partnerships.

Climate change: Fortis is contributing to the battle against climate change by reducing our own carbon footprint, analysing our indirect environmental impact, proactively developing products and services that address climate change and developing business-driven policies in this area.

Social inclusion: through our Fortis Foundations, we help vulnerable groups to fully participate in society. Fortis is also committed to developing products and applications that provide people with access to the benefits of our financial services.

Agenda 2009 (2007-2009)

Focus and acceleration	Status	More information
• Building on overall themes		
Sustainable supply chains	■	page 10
Climate change	■	page 22
Social inclusion	■	page 32
• Continuing to embed CSR in all parts of the organisation	■	page 5, 9
• Implementing Carbon Neutrality Programme	○	page 24
• Developing and rolling out specific policies	▲	page 12
• Further expanding Fortis Foundations	▼	page 34
• Drafting and implementing Fortis Human Rights Statement	▲	page 13
• Strengthening stakeholder dialogue and communication	▼	page 9
• Developing sustainable products and services	▲	page 18-21, 26-29, 36-37
• Actively participating in international debate on CSR	■	page 6

○ Done ▲ In progress ■ Ongoing ▼ To be executed

The three themes were identified after consultation with our internal and external stakeholders. We are convinced that they capture the most important and substantive CSR challenges we will face in the years ahead, which is why this report is structured around them. Our commitment to these themes will guide the ongoing effort to embed our sustainability values throughout the Fortis organisation. In the meantime, we will continue to define measurable priorities and actions that will help us further improve our CSR performance. The figure below illustrates how we arrive at the most material CSR issues for Fortis.

Determining the materiality of issues


CSR
Advisory Board
Structured
peer review
Fortis
businesses
Employee
engagement
Advice professional
consultants
Material issues
NGO
engagement
Structured
media analysis
Internationally
recognised
rating agencies
Membership
of international
networks
CSR Report
stakeholder
evaluation

CSR governance

The CSR department reports directly to the Group Executive Committee. The department is tasked with developing and coordinating sustainability policies in line with Fortis's overall strategy. It identifies business opportunities and issues, stimulates internal dialogue, sets the agenda and allocates responsibilities. The CSR business managers at Retail Banking, Merchant Banking and Insurance are speeding up the incorporation of CSR in all operations. For more detailed information about our CSR governance model, as well as our corporate governance model, including organisation charts, please refer to www.fortis.com.

A landmark development in terms of sustainability at Fortis occurred in September 2007, with the creation of the Fortis CSR Advisory Board. The Board's international line-up of respected experts will provide Fortis with in-depth and wide-ranging advice on our CSR policies and practice.

Memberships

Corporate social responsibility can be a complex field, involving a wide range of interests. As an international financial services provider, Fortis acts as an intermediary in value chains that are often long and intricate. In view of this complexity, we are keen to support our CSR commitment by taking an active part in a number of international networks. Membership of these networks enables us to compare our sustainability performance with that of our peers; to contribute to the international guidelines by which our policies and performance are measured; and to share ideas, challenges and opportunities with a diverse group of stakeholders.

Fortis is a member of the following organisations

- UNEP FI
- UN Global Compact
- CSR Europe
- Business & Society Belgium
- Samenleving en Bedrijf

Please refer to www.fortis.com/sustainability/memberships for more information about these organisations and Fortis's participation in them.

CSR Advisory Board

Michael Braungart, Professor of Process Engineering at Universität Lüneburg, founder of EPEA International Umweltforschung, co-founder of McDonough Braungart Design Chemistry
Stephen Brenninkmeijer, Chairman of the Network For Training Entrepreneurship (NFTE) Germany, Non-Executive Director of Xchanging
Jermyn Brooks, Board Member of Transparency International (TI)
Lex Kloosterman, Member of the Fortis Group Executive Committee
Kees Koedijk, Professor of Financial Management and Dean of the Faculty of Economics and Business Administration, Tilburg University
Malini Mehra, Founder and CEO of the Centre for Social Markets
S. Prakash Sethi, University Distinguished Professor, Zicklin School of Business, Baruch College, City University of New York, President of International Center for Corporate Accountability
Tensie Whelan, Executive Director of the Rainforest Alliance



Left to right: Kees Koedijk, Tensie Whelan, Lex Kloosterman, S. Prakash Sethi, Malini Mehra, Stephen Brenninkmeijer, Jermyn Brooks and Michael Braungart.

We took Fortis's approach to sustainability to a new level in 2007, with the creation in September of an international Advisory Board for Corporate Social Responsibility. The Board, which will advise Fortis's Group Executive Committee and senior management on CSR policy and practice, is made up of representatives of the academic world, NGOs, CSR research and business.

You can find more detailed biographies of the members of Fortis's CSR Advisory Board on our website: www.fortis.com/sustainability/advisoryboard.

The Advisory Board will convene twice a year. It met for the first time in November 2007 to discuss issues including our energy financing activities and opportunities for microfinance. Lex Kloosterman, member of the Group Executive Committee, chairs the board.

Lex Kloosterman, Chairman of the CSR Advisory Board: "The wide-ranging skills and backgrounds of these experts – each unique in their field – will help us make Fortis one of the leading financials in this area."

Highlight

Best CSR Report Belgium



Belgium's Institute of Company Auditors (IRE-IBR) awarded its ninth annual prize for the country's best corporate social responsibility report to Fortis. A jury of academics, business people and company auditors used 15 criteria to select the winner.

In commenting on Fortis, the jury referred to the explicit mission and intense engagement of the management, the completeness and number of examples given, the clear structure, the verification by an external auditor, and the impact of the activities, specifically with regard to investment funds, on social responsibility.

The 2007 prize was presented on 20 November at an event organised jointly by the IRE-IBR, Business & Society Belgium and ICHEC-Entreprises.

External recognition

We're continually working to improve our CSR performance at Fortis, so it's very encouraging that our efforts in this area have been recognised by a number of external agencies and institutions in recent years. This is important, because it helps us identify areas and methods for further improvement.

Dow Jones Sustainability Index

Fortis once again featured in the Dow Jones Sustainability Index (DJSI) in 2007. As you can see from the graphs, our overall performance improved in each dimension compared to 2006. The 2007 results show that we are well on our way towards achieving our target of a place in the top 25 per cent of the DJSI by 2010.

Total score


100
80
60
40
20
0
61
64
70
48
48
48
84
84
86
Fortis
Sector average
Best score
2005
2006
2007

Economic dimension


100
80
60
40
20
0
77
79
84
62
60
62
92
90
95
Fortis
Sector average
Best score
2005
2006
2007

Environmental dimension


100
80
60
40
20
0
47
47
56
32
34
32
82
77
81
Fortis
Sector average
Best score
2005
2006
2007

Social dimension


100
80
60
40
20
0
56
62
67
46
47
45
85
84
87
Fortis
Sector average
Best score
2005
2006
2007

Highlight

Raising awareness among customers and employees

Fortis can only become a truly sustainable company if we can successfully embed the essentials of CSR in our core business and organisational processes. That's why raising awareness on the part of our customers and employees is an important element within our spectrum of CSR activities. We stepped up our efforts in this area in 2007 by organising a number of awareness-raising activities aimed at a wide-ranging cross-section of customers and employees.

Our Shipping & Transportation unit's annual customer conference, for instance, took the theme of Sustainability. We took the chance to highlight our Sustainable Shipping Assessment Tool, and a number of customers were invited to reflect on our sustainability strategy. Presentations on Fortis's CSR approach were also given to Private Banking customers at Fortis MeesPierson, and at several of the investor meetings held by our Retail Banking business.

Enhanced efforts to raise CSR awareness internally included guest lectures by 'Al Gore ambassador' Serge de Gheldere and Kees Koedijk, Professor of Financial Management at Tilburg University (see 'Advisory Board'). We also organised general presentations and CSR lunches for a large number of our employees at different levels of our organisation.



Ratings

	Score 2007	Score 2006
Dow Jones Sustainability Index	70	64
FTSE4Good	Included	Included
Carbon Disclosure Project	80	80
SiRi	78.8	74.9
Vigeo	58.8	43.6
Oekom	C	C-
Innovest	BBB	AA
Transparantiebenchmark (NL)	79 (7th)	79 (9th)

Stakeholder engagement

Stakeholder engagement is a vital part of any effective CSR strategy. Fortis maintains contacts with a wide group of stakeholders, central among whom are our customers, employees and shareholders. Building relationships with these, our most directly involved stakeholders, is a core process within our organisation and one that is crucial to our success. We also interact with a broad range of stakeholders in society, including regulators, government, industry associations, unions, NGOs and local communities.

In principle, we are happy to engage with all parties that have a genuine interest in our organisation. At the same time, however, it is important for us to examine and define the boundaries of our responsibility.

To evaluate our CSR Report for 2006, we consulted our stakeholders in collaboration with an independent research agency. It was a worthwhile process that enabled us to identify several areas for improvement. The most important of these were to concentrate on concrete results and future targets, to include more 'CSR dilemmas' in the report, to reduce the document's size and to make better use of our website when communicating on our CSR performance. We took these recommendations to heart, hence the revised structure and format of this year's Corporate Social Responsibility Report and the new CSR website.

In addition to the specific project of evaluating our 2006 report, we engaged with our stakeholders on a number of CSR initiatives in the past year and in specific business situations. Examples can be found throughout this report and on our website. The three theme chapters of this report, for instance, feature 'What do our stakeholders say?' items.

Sustainable supply chains



As a financial institution, part of our impact on the environment and the community is indirect, through our business relations. In many cases, these relations are themselves part of a long value chain. We make it our business at Fortis to thoroughly understand the supply chains in which we and our customers operate. That way we can promote sustainable development within those chains, enabling us to deepen the relationship with our customers and to build new and innovative partnerships.



→ Performance and targets

2.9 billion
sustainable AuM

The need to incorporate sustainability principles in our investment processes is one of the most pressing CSR issues for a financial institution like Fortis...

page 12

→ Stakeholders

The NGO,
Jan Fransen, director of Green Award

"We are pleased that Fortis has taken a lead in promoting sustainable shipping from a banker's perspective..."

page 15

→ Dilemma

Our sphere of influence and the limits of our responsibility

To what extent can we be held responsible for the environmental and social issues of our clients?

page 17

In this section

- → Managing social and environmental risks
- → Human rights
- → Equator Principles
- → Sector policies
- → Sustainable investment
- → Responsible financial services
- → Sustainable procurement

Our performance

Indicator	Objectives 2007	Results	Future objectives
Human rights	*	Drafted Fortis Human Rights Statement	Implement Fortis Human Rights Statement in 2008 and action plan in 2008-2009
Equator Principles	Extend implementation beyond project finance into other relevant areas of our business	Approved project finance transactions: 67 Declined project finance transactions: 6 Non-project finance assessments: 17	Incorporate sustainability framework in existing procedures to support business operations across the whole of Merchant Banking in 2008
Sector policies	Implement Palm Oil Sector Supplement and roll out across other agricultural product areas Screen entire Shipping portfolio	Implemented Palm Oil Sector Supplement. Policy development in other agricultural areas slower than planned Screened 15% of our Shipping portfolio	Draft agri Sector Supplements for cocoa, soya, cotton and coffee in 2008 Screen entire Shipping portfolio
	*	Revised Defence Industry Policy and critically assessed its implementation	Monitor implementation Defence Industry Policy
Sustainable investment	AuM Private Banking: EUR 1 billion by 2010 AuM Asset Management: EUR 5 billion in the medium term	AuM Private Banking: EUR 720 million AuM Asset Management: EUR 2,181 million	AuM Private Banking: EUR 1 billion by 2010 AuM Asset Management: EUR 5 billion by 2010
Responsible financial services	*	Developed Fortis Consumer Finance Code for Responsible Lending	Implement Fortis Consumer Finance Code for Responsible Lending across all consumer finance activities in 2008

** Added to our list of performance indicators in 2007.*

Managing social and environmental risks

Responsible growth requires carefully designed and effective risk management, governance and compliance processes. We are convinced at Fortis that, provided they are managed professionally and proactively, these processes can genuinely help improve the quality of our business and enable us to make more balanced and informed decisions. Our corporate risk management procedures, along with our legal and compliance activities, are discussed at length in the Fortis Annual Report 2007. As part of our corporate risk management procedures, a body of policies has been developed to manage the social and environmental risks we face in the relationship with our customers. Please refer to www.fortis.com/sustainability for the policy documents.

Body of principles and policies

General Principles → **Specific Business Applications**

Fortis Principles of Business Conduct

Fortis CSR Statement

Environmental Statement

Human Rights Statement[1]

Equator Principles

Fortis Sustainable Shipping Assessment Tool

Fortis Agri Commodities Policy

Fortis Defence Industry Policy

Fortis Code of Responible Lending

International Standards and Agreements
UNEP FI, UN Global Compact, UN PRI

(1) To be finalised in 2008.

Human rights

Fortis fully respects and supports internationally recognised human rights within our sphere of influence. We are determined never to be complicit in the abuse of those rights. To support this stance, we are currently finalising the Fortis Human Rights Statement, which will express our commitment to respect and promote human rights in accordance with internationally recognised conventions.

The issue of human rights can appear abstract and disconnected from our everyday business. What's more, the relationship between human rights and business responsibility is evolving all the time. That's why we have developed an internal implementation guide to help Fortis's management and employees put our Human Rights Statement into practice in 2008. The guide will show them how to deal with human rights issues and how, when and where to look for solutions.

In defining the scope of our Human Rights Statement, we identified four categories of stakeholders. Our degree of responsibility towards these stakeholders and their human rights can vary considerably. It depends on their position within our sphere of influence, which need not be static: it can be affected by changing, new or newly discovered information. This in turn can affect the level of our responsibility and risk of complicity.

Equator Principles

Having adopted the Equator Principles in 2006, we continued to embed environmental and social responsibility criteria within Fortis's project finance activities throughout 2007. At the same time, we gradually extended environmental and social risk management into other areas of our Merchant Banking operations.

Fortis has prioritised the screening of projects located in emerging markets for compliance with the Equator Principles. In line with the revised Principles of July 2006, projects in high-income OECD countries are deemed to be compliant if they meet local and national legal requirements. This allows for a streamlined review of projects located in those countries.

Projects financed in emerging markets in 2007 were spread across a number of sectors and regions, as shown in the table on page 14. The capital value of these projects totalled almost USD 44 billion, of which Fortis finances a small share. All the same, the figures illustrate how we help encourage flows of private sector funds to developing countries. And that is resulting in turn in important investments that support economic growth and development. A total of six project finance transactions in emerging markets were declined in 2007. Although this was not solely the result of environmental or social considerations, concerns about such issues certainly contributed to the final decision not to go ahead with financing.

Our spheres of influence



Decreasing influence and responsibility
FORTIS
Our own employees
Suppliers & contractors
Distributors & intermediaires
Joint venture partners
Customers
Business relations
Host communities
Host governments
Increasing proximity and risk of complicity

Project finance transactions[1]

				2007	2006[2] (1 March to 31 December)			
	A	**B**	**C**	**Total**	A	B	C	Total
High-income OECD	2	38	-	42	4	44	5	53
Emerging markets	9	16	-	25	6	11	-	17
Total	**11**	**54**	**-**	**67**	**10**	**55**	**5**	**70**

(1) Under the Equator Principles, projects are categorised according to environmental and social risk. Category A carries the highest risk. Categories B and C carry progressively lower risk. Category A and certain Category B projects must take special measures to identify and mitigate their environmental and social impact, subject to strict monitoring.

(2) The 2006 data differ slightly from those reported last year due to re-classification and later approvals.

We announced our intention in last year's report to extend environmental and social responsibility criteria beyond project finance to take in other relevant areas of our operations, and some progress has been made. Awareness of environmental and social risks has been steadily growing across our Merchant Banking business. This translated into an increase to 17 requests to help address the environmental and social aspects of deals that don't fall within the scope of project finance. Detailed due diligence was required, and in some cases conditions or recommendations were provided to encourage client companies to improve their performance.

Other assessments (excluding project finance) in emerging markets by sector

	2007	2006
Environmental	1	
Infrastructure	1	
Mining & Metals	2	
Oil & Gas	8	2
Power & Utilities	2	1
Commodities	3	
Total	**17**	**3**

A sustainability framework to support operations throughout Merchant Banking will be rolled out in 2008. The framework includes the incorporation of a basic screening questionnaire in existing procedures, to help assess the environmental and social performance of clients with which we are engaged. This new framework will help Fortis achieve a number of objectives: to identify and, where appropriate, mitigate the environmental and social risks associated with our lending and investment activities; to put in place a reliable and consistent social and environmental management system, allowing accurate reporting; to further build awareness and capacity within Merchant Banking regarding management of the environmental and social aspects of lending; and to promote and enable sustainable product development.

Emerging market project finance transactions by region and sector (2007)

	Approved		Declined[a]	
	Cat. A	Cat. B	Cat. A	Cat. B
Africa				
Mining & Metals	1			
Power & Utilities	1			
Asia				
Infrastructure	1			1
Mining & Metals	1			
Oil & Gas	2	2		
Other heavy industry			1	1
Other light industry		1		
Power & Utilities	1			1
Europe (non-EU)				
Infrastructure		1		
Power & Utilities			1	
Middle East and North Africa				
Infrastructure		1		
Mining & Metals		1		
Oil & Gas	2	2		
Other heavy industry		1		
Power & Utilities		3		
Latin America and Caribbean				
Infrastructure		1		
Oil & Gas		1	1	
Power & Utilities		2		
Total	**9**	**16**	**3**	**3**
Capital value (in USD million)[b]	20,634	23,146		

(a) Projects are rejected for a variety of commercial and non-commercial reasons, not solely on the grounds of environmental or social impact.

(b) Total capital value, of which Fortis finances a small share.

Highlight

First bank to provide 'Green Award Incentives'

As of 1 January 2008, Fortis has become a 'Green Award Incentive Provider' (GAIP). That means we now contribute to the 'Green Award Incentive Programme' by offering our shipping customers a discount on the cost of joining.

The programme is administered by an independent foundation set up in 1994 by Rotterdam Municipal Port Management and the Dutch Ministry of Transport. The Green Award Flag is granted to vessels that can demonstrate a high standard of quality, safety and respect for the environment. The value of the award is increasingly recognised by ports and nautical service providers, who are willing to offer special rates and other advantages to Green Award ships. Green Award vessels receive a considerable reduction on port dues at harbours and several incentive providers – government institutions and companies – offer discounts to vessels with a Green Award certificate, which, subject to annual verification, is valid for three years. Under the new agreement, Fortis will refund 25% of the annual Green Award fees for vessels we finance and a similar proportion of the Green Award office audit fees for our shipping company clients. We will also actively promote the programme among our customers, explore opportunities to combine our Sustainable Shipping Assessment Tool with the Green Award screening methodology, and promote the incorporation of sustainability criteria in financing models throughout the shipping finance industry.



Sector policies

We have a number of tools and policies in place to address sustainability issues specific to sectors in which Fortis is active. A review of our CSR performance in each of those sectors in 2007 is set out below. For a full overview of all our sector policies, please refer to www.fortis.com/sustainability/sector_policies.

Shipping

Awareness of CSR issues in the shipping sector is growing rapidly. Marine and air pollution, crewing and labour conditions, and the accountability and transparency of shipping companies are all major issues requiring the industry to take action. We're playing our part at Fortis, too: in 2006, we developed a sustainability assessment tool for the sector. You can find more information about it at www.fortis.com/sustainability/sector_policies.

We announced in our previous report that we wanted to screen our entire shipping portfolio in 2007. We did not meet that target and ended up screening 15% of it. Despite this lack of progress, integrating sustainability criteria into our shipping business has lost none of its importance. We are currently stepping up our efforts and aim to finish screening the portfolio in 2008.

➔ What do our stakeholders say?

The NGO:

Jan Fransen, Director of Green Award



"We are pleased that Fortis has taken a lead in promoting sustainable shipping from a banker's perspective. The link between the Fortis Sustainable Shipping Assessment Tool and the Green Award programme will enhance the overall results. The Fortis assessment tool addresses a nice range of elements that relate to sustainability. A very good first step has been taken and we hope that the tool will be fine-tuned using appropriate assessment criteria. The operation and evaluation of the tool will certainly be a guiding factor for this fine-tuning. We hope that other financial institutions will follow this excellent example."

Case

Managing environmental risks in practice: Commodity finance for a fisheries company



Fortis was approached in 2007 by a fisheries company that has been expanding rapidly in recent years. During that period, the company picked up a poor reputation for its environmental and social track record. There were also broader concerns about the sustainability of catch levels in the main fisheries from which it was sourcing and procuring fish.

The client stated that it had taken steps to improve its environmental performance. Rather than decline the transaction on environmental and social grounds, the Environmental & Social Unit (ESU) undertook background checks, enquiries and research. It found evidence to support the company's claims, but also some continued grounds for concern. A series of recommendations were therefore discussed with the company as part of the loan agreement. They focused on three key areas: the need for a sustainable procurement policy; standards for the operation of fishing vessels; and support for wider efforts to improve management in the fisheries where the client is active.

The recommendations address key risks in the transaction, while simultaneously reinforcing the client's own efforts to improve its operations. They will also form the basis for future dialogue and interaction with the client on sustainability issues.

Agri Commodities

In close consultation with our stakeholders, we drew up a policy in 2006 designed to address key sustainability issues with regard to agricultural commodities. It was to be sufficiently detailed to make a real difference and to enable Fortis to engage in a meaningful learning cycle with our clients. We are convinced that sustainable business practices make good commercial sense in this area too. They enhance our relationship with our customers and increase our knowledge of the sector, leading in turn to innovation and an even better service. Fortis's Agri Sustainability Policy embeds our Agri Core Values in our day-to-day commodities operations.

As part of our integrated CSR approach to the different agri commodity sectors, we have developed 'Sector Supplements' to address sector-specific sustainability issues. The Palm Oil Sector Supplement was the first to be drawn up (see www.fortis.com/sustainability/sector_policies for the executive summary), and we announced its introduction in last year's CSR Report. The policy has been implemented, with special training provided to employees dealing directly with palm oil clients, and to relevant support personnel. We present our palm oil sustainability criteria to new clients and have meanwhile screened a substantial proportion of our existing customers using client-specific questionnaires.

The outcome of all this has been very positive. Our clients are highly aware of sustainability issues and they appreciate the way Fortis is approaching them. Our commitment has led on several occasions to the revision of credit agreements to include sustainability criteria. Only one client was identified as 'non-routine', which means their CSR practices require a higher level of scrutiny. Merchant Banking's Environmental and Social Unit (ESU) was asked to carry out a more detailed analysis, leading to extensive discussions with our client. This will be followed up in 2008.

In addition to implementing our palm oil policy, we gave ourselves the task of drafting sector supplements for other commodities in 2007. This process has proved slower than anticipated. The formulation of sustainability criteria in other sectors is not as advanced as in the palm oil sector, and so it is taking longer to draw up our policies in those areas. We completed cocoa sector criteria and indicators in January 2008 and aim to draft criteria and indicators for soya, cotton and coffee in the course of the year.

Dilemma

Our sphere of influence and the limits of our responsibility

As a financial institution, part of our impact on the environment and the community is indirect, through the financial facilities we provide to other enterprises in the various areas of our business. Financial institutions are increasingly being held to account for matters that lie beyond the boundaries of their own organisation. To what extent can we be deemed responsible for the environmental and social issues of our clients? How far does our influence extend, and what are the limits of our responsibility?

There can be no 'one size fits all' solution to these dilemmas. It is important to state at the outset that Fortis cannot and will not act as a proxy for governments or regulators. We make the choices we believe to be in the best interests of our company, taking account of our moral and factual obligation towards society. In some cases we are in a position to set an example. In others we deliberately follow developments or wait for government decisions or an international consensus.

A key part of our approach is the desire to build on and strengthen our relationships with our clients by helping them to improve their sustainability performance. In our view, terminating a relationship ends the opportunity to engage and to drive change. However, we are not always in a position to adopt this preferred approach, with its business perspective on CSR. In some cases, potential improvements in the sustainability practices of our clients lie beyond our sphere of influence. The tragic Sidoarjo mud volcano disaster in Indonesia provided an example of this in 2007. Fortis was approached by Friends of the Earth regarding our involvement in the project that might have triggered the disaster. We carefully assessed the situation, consulting several internal and external stakeholders. Our conclusion was that we did not have sufficient influence to contribute to a solution, as we had no direct involvement in the Brantas Production Sharing Contract, and only minor and indirect interests in two of the companies involved. The nature of these relationships was not sufficient for any commitment on our part to have a reasonable prospect of improving the situation. While sincerely regretting the mudflow problem, it was not within our sphere of influence to contribute to a solution and so we decided not to address the issue any further.

The situation described above is one example from among a broad spectrum of issues. It is surrounded by a huge variety of issues. We are determined at Fortis to approach these dilemmas proactively. By taking a position, we seek to explore the limits of our sphere of influence. We will continue to consult experts, NGOs, clients, peers, governments and other stakeholders who can help us to define and strengthen our position in this respect.

We will step up our efforts in 2008 to enhance and structure our dialogue with NGOs, while maintaining the transparent way in which we deal with the issues that face us.

What do our stakeholders say?

Our employees:

Vicky Sins and Esther Berkelaar, Account Managers Agri Commodities



"We want to contribute to the well-being of all our industry's stakeholders. As a bank, and as individual Fortis professionals, we should be an important discussion partner for our clients, making a joint effort to enhance the working and living environment of all those affected by our business. We recently completed a draft Cocoa Supplement, which captures all relevant issues and their indicators. We're now testing those indicators with our clients and various industry organisations. In the meantime, we're focusing on other commodities like coffee and cotton.

Working as account managers in our Agri Commodities business, we feel our approach to sustainability contributes to a closer relationship with our clients. It further improves our understanding of their business practices. It is very inspirational to cooperate with our clients in this area and, in the long run, to contribute to a more sustainable environment."

Defence industry
Fortis's Group Executive Committee endorsed our Defence Industry Policy in October 2005 (see www.fortis.com/sustainability/sector_policies for the policy document). In it, we state that Fortis does not want to be involved in the production or trading of controversial weapons, or in any other activity relating to them. We are committed to rigorously enforcing that policy and will continue to do so.

We referred in our previous report to the difficulties we face regarding this industry, and there was no let-up in the public debate on the subject in 2007. This was particularly the case in Fortis's key Belgian and Dutch markets, where renewed pressure was exerted on financial institutions in terms of financing and investing in the defence sector. Following extensive discussions with interested parties, we critically and intensively reviewed our policy and its implementation. That led us to redefine the concept of 'involvement in controversial weapons' and to ask the independent research agency Dutch Sustainability Research to provide us with data on the defence industry ties of companies listed on the stock market. We are currently finalising the revision of our policy and will adopt the necessary procedures to enable us to apply it in the future.

The above process highlights our commitment to act extremely carefully in financing and investing in businesses active in the defence industry, while simultaneously respecting the right of democratic countries to defend themselves. Our approach towards this industry is dynamic, susceptible to change over time, and is shaped by international law and consensus. We will continue to analyse our policy and its implementation critically, and each case will be reviewed annually.

Sustainable investment
The need to incorporate sustainability principles in our investment processes is one of the most pressing CSR issues for a financial institution like Fortis. This is clearly one of the areas in which we can have the greatest impact, both by incorporating sustainability criteria into our investment practices and by offering sustainable investment products.

We have adopted sustainable investment practices through both our asset manager Fortis Investments and our private bank Fortis MeesPierson. We also drafted sustainable investment policies in 2007 for Fortis Insurance Belgium and Fortis Insurance Netherlands.

Sustainable Assets under Management (in EUR million)

	2007	2006	2005
Asset Management	2,181	950.5	625.5
Private Banking	720	531	445
Total	**2,901**	**1,481.5**	**1,070.5**

Asset Management
Fortis Investments has a long history in sustainable and responsible investment (SRI) management. It further strengthened its commitment to sustainable investment in 2007 by endorsing the United Nations Principles for Responsible Investment (PRI).

→ What do our stakeholders say?

The expert:
Professor Karl-Henrik Robert, Chairman of the SRI Advisory Committee

The SRI Centre is supported by an independent SRI Advisory Committee which is made up of five international experts in key areas of sustainability. The role of the committee is to advise upon the SRI framework and the relative importance given to specific social, environmental and goverance factors within this framework. It validates the robustness, appropriateness and integrity of the SRI framework and research methodology and it supports Fortis Investments in the development of new SRI products.

Karl-Henrik Robert: "The SRI Advisory Committee considers that Fortis Investments' SRI team has made significant advances over the last year and has established a distinct and innovative SRI process. We can confirm that robust and appropriate SRI processes for defining the investment universes of the different SRI funds are currently in place."

UN Principles for Responsible Investment

On 5 October 2007, Fortis Investments signed the 'Principles for Responsible Investment', a United Nations initiative. An overview of the principles can be found on www.fortis.com/sustainability/investment. Fortis Investments will share the Environmental, Social and Governance (ESG) analysis produced by the SRI Investment Centre with all its other investment centres. The specially designed ESG database will be treated as an additional research resource, which will not interfere with current decision-making autonomy or individual investment processes. At the same time, Fortis Investments is looking at ways of incorporating ESG analysis when exercising voting rights, by including a focus on adequate ESG reporting in its proxy voting policy. It will also work to increase disclosure and the sharing of information within the investment industry, to raise awareness of the link between ESG issues and investment performance.

Our SRI Investment Centre in Frankfurt is one of the largest dedicated units of its kind in Europe. The centre is there to help private and institutional investors who want to align their financial goals with their values by taking responsibility for what their money is doing to the world around them. It thus aims to deliver superior long-term equity returns by investing in 'sustainability leaders' across a wide range of different sectors, and in strongly growing companies that offer sustainable products and services. The SRI Investment Centre has been through a strategic expansion phase in 2007. Sustainable assets under management amounted to EUR 2.2 billion at the end of 2007 – up by over 140 per cent year-on-year and the team has been increased to ten members from seven different countries, each with an average of ten years of experience in sustainability and finance. Fortis Investments markets an extensive range of SRI products in different asset classes (equities, balanced, bonds and money market) to meet the needs of investors like this. The range was further extended in 2007 to include the first sustainable climate change fund, several structured capital-protection products, and the first SRI money market institutional offering, rated AAA by Standard & Poor's.

As global financial markets continue to integrate, many international institutional investors view it as their fiduciary duty to exercise the voting rights associated with their investments in accordance with good governance principles. Fortis Investments considers proxy voting – the exercise of voting rights – to be an integral part of an active asset manager's investment process. That's why we offer worldwide proxy voting services for the portfolios, funds and institutional mandates under our management. Please refer to www.sri.fortis.com for our proxy voting policy.

Industry magazine Global Pensions has shortlisted Fortis Investments for its 'SRI Provider of the Year' award. The Global Pensions Awards are held every year and give institutional investors the opportunity to pay tribute to the very best of the pensions industry. Fortis Investments has been nominated together with Pictet, Dexia, Morley, Insight and F&C. The winner will be announced in 2008.

A selection of our SRI funds (in EUR million)

Sustainability strategies	Sustainability solutions	AuM 2007	AuM 2006	AuM 2005
Core SRI Strategy				
Equities	Fortis L Fund Equity SRI Europe	107	57	15
Bonds	Fortis L Fund Bond SRI Euro	78	4	-
Balanced	Fortis L Fund Strategy (Growth, Balanced, Stability) SRI Europe	253	290	326
Money market	Fortis Prime Money Euro SRI	294	-	-
Environmental Sustainability Strategy				
Equities	Fortis L Fund Equity Environmental Sustainability World	236	25	-
Ethical Strategy				
Equities	FutureVision	513	402	236
Balanced	AlterVision Balanced	48	47	44

Highlight

Environmental Footprint Calculator



Our SRI team has created an innovative web-based environmental footprint calculator (www.footprint.fortis.com). The tool enables people to measure their personal environmental footprint by answering a series of questions about their consumption patterns.

It is the first calculator capable of quantifying the environmental footprint of individual households in monetary terms. It is used as a brand-building and marketing tool by Fortis Investments. The calculator helps people to understand the financial cost of their environmental footprint and suggests ways of reducing it. It also shows how they can shrink their footprint by investing in the Fortis L Fund Equity Environmental Sustainability World.

Fortis L Fund Equity Environmental Sustainability World is a global environmental equity fund. It invests in companies that generate environmental benefits, and targets business opportunities in three key sustainability areas: Clean Energy, Water & Air, and Waste. The fund aims to deliver superior financial returns (measured against the MSCI World NR) and to make a measurable contribution to sustainability: every euro invested in the fund generated 14 euros of environmental benefits in 2007.

Private Banking

Fortis Private Banking's flagship SRI line consists of the joint venture Triodos MeesPierson Sustainable Investment Management, which seeks to offer investors the best possible combination of financial and sustainability criteria. Fortis Private Banking (Fortis MeesPierson in the Netherlands) provides its investment know-how and systems, while Triodos Bank brings its years of experience and skill in sustainable investment. The partners also draw on the corporate CSR reporting produced by Dutch Sustainability Research (DSR). Triodos MeesPierson will not invest in any company engaged in non-sustainable commercial activities and it actively seeks to compile an investment portfolio consisting of companies that positively contribute to sustainable development. For more information about Triodos MeesPierson Sustainable Investment Management, please refer to www.fortis.com/sustainability/investment.

The past year has been a successful one for Triodos MeesPierson, with assets under management growing

➔ What do our stakeholders say?

Our business relation:

Willem van Eeghen, Director Van Eeghen Groep and business leader



The 'Future Leaders' programme is an initiative of Fortis MeesPierson that connects the most talented young leaders from Africa, Asia, South America and Europe. Coached by successful entrepreneurs, they seek to turn global social issues into entrepreneurial solutions. The programme, developed in cooperation with Better Future, aims to stimulate local entrepreneurship. It forges links between future leaders from Europe and developing countries on the one hand, and established business leaders on the other, with a view to developing realistic plans to improve local living conditions. More information is available at www.futureleaders.nl.

Willem van Eeghen: "It is fabulous to see how much inspiration is created when young people from totally different backgrounds cooperate. The Future Leaders Programme has been very inspiring for myself as well, the impact is still there."

steadily to EUR 720 million, a 36% increase compared to 2006. This reflects our customers' growing interest in investing their money in a sustainable way. We also demonstrated our ability once again to contribute to sustainable development while achieving a healthy investment return. Our portfolio turned in an extremely satisfying performance, gaining 7.5% in 2007. That put us well ahead of the FTSE4Good index, which lost 4.2%, and the MSCI World, which shed 1.2%. Our portfolio has returned an annual average of 13% over the past three years.

Insurance

As we stated in the introduction to this section, sustainable investment means offering specialised products and services, while simultaneously incorporating CSR criteria into our mainstream investment practices. Another good example of the latter is provided by recent developments at our Belgian and Dutch insurance businesses, for which we have drafted sustainability policies that will apply throughout their investment portfolios. The policies combine positive screening for best practices with the exclusion of certain controversial issues. We are currently finalising the policies, which will be implemented in 2008.

Responsible financial services

There has been a significant and critical public debate in recent years regarding the transparency of banking and insurance products and the care financial institutions take of their customers. The discussion has focused in particular on the responsible provision of consumer finance products and on the clear presentation of the risks and costs associated with insurance products. Our customers, together with our shareholders and employees, are our most important stakeholders, which means the quality and honesty of our products is crucial in terms of CSR as well as commercially. In addition to our continuous focus on our customers and the quality of our products and services, we have launched two initiatives to address the issues raised here: the Fortis Code of Responsible Lending and the Insurance Transparency Working Group.

Consumer Finance Code of Responsible Lending

Consumer Finance (CF) is a growth engine at Fortis. This business requires particular care in terms of responsible business conduct. That's why we drew up our 'Consumer Finance Code of Responsible Lending' towards the end of 2007, consisting of ten principles of responsible lending. The ten principles are grouped according to the four key commitments expressed in the code: inform our customers, care about our customers, assess credit risk and manage loan delinquency. The Code of Responsible Lending will be implemented in 2008 and compliance with the principles will be continuously monitored.

Transparency of insurance products

We stated our intention in last year's CSR Report to 'open our windows' in response to the critical public debate in the Netherlands regarding a number of our insurance products. Fortis Insurance Netherlands worked hard in 2007 to make its offering more transparent.

We implemented a number of industry initiatives designed to give consumers more information about the total costs and returns of their investment-linked insurance policies. General information about investment-linked insurance was made available on the websites of Fortis Insurance Netherlands' different labels, and holders are provided with an annual statement of the movements in value of their policy. On surrendering a policy, meanwhile, the holder receives a breakdown of the surrender value, showing how it is structured.

We also concentrated on making customer information easier to read and understand, to help consumers decide whether or not a particular investment product is appropriate for them. Fortis Insurance Netherlands has produced a new brochure with the title 'Is investment-linked insurance for you?', containing all the important information about these policies. Intermediaries are requested to provide their customers with a copy of the brochure as soon as they express an interest in taking out an investment-linked insurance policy. In this way, we have been able to involve our intermediaries in our approach towards transparency and customer focus. The brochure can also be downloaded from our websites.

Sustainable procurement

Our Central Purchasing Organisation (CPO) drew up its CPO Sustainability Policy in 2005. The primary aim of this group-wide policy is to gradually reduce the environmental impact of the goods and services we procure and to ensure that human rights are observed in all stages of our suppliers' production processes. Please refer to www.fortis.com/sustainability/procurement for the policy document.

In 2007 we developed a sustainability questionnaire, asking our office supplies suppliers to provide us with information on the extent to which sustainability is incorporated in their business. We also developed a Supplier Code of Conduct, which will be finalised in 2008.

Climate change


Coast Garde
Guard côtière

Climate change is one of the biggest challenges facing our future and that of our planet. We are happy at Fortis to embrace our share of the responsibility for reducing greenhouse gas emissions in order to halt the process of global warming. Our company can contribute to the battle against climate change by reducing our own carbon footprint, analysing our indirect environmental impact, proactively developing products and services that address climate change and developing business-driven policies in this area.



→ Performance and targets

200

Carbon Banking customers

We have become a market leader in the European carbon arena...

page 24

→ Stakeholders

Our customer, Arthur Knipping, Executive Director Magic Boiler Company

We share an objective of contributing pragmatically to a sustainable living environment...

page 29

→ Dilemma

Addressing our indirect impact on climate change

Can financial institutions be held to account for their clients' emissions?

page 30

In this section

→ Carbon Neutrality Programme
→ Carbon Banking
→ Energy financing
→ Start Green Venture Capital
→ Consumer products
→ Internal environmental performance

Our performance

Indicator	Objectives 2007	Results	Future objectives
Fortis Footprint	Achieve carbon neutrality as of 2007 Reduce our worldwide energy consumption by 10% per FTE by the end of 2010	Successfully implemented Carbon Neutrality Programme and achieved carbon neutrality as of 1 January 2007	Reduce our worldwide energy consumption by 10% per FTE by the end of 2010
Carbon Banking	Roll out our successful Carbon Banking business plan to the US and Asia	Successfully rolled out our Carbon Banking business plan to the US and Asia Significant growth in our Carbon Banking business	Move beyond carbon trading and strengthen our carbon finance activities
Renewable Energy Financing	Continue to play a leading role in Renewable Energy Financing	Significant growth in our Renewable Energy Financing business	Expand our renewable energy portfolio in absolute terms and as a percentage of our overall energy book
		Renewed our Groenbank business plan and achieved significant growth in Assets under Management	Become a top three player in the Dutch renewable financing market with a balance sheet of over EUR 1 billion in 2011
Start Green Venture Capital	*	Launched the Start Green Consumer Product Fund	Invest in at least ten sustainable technostarters by 2011

** Added to our list of performance indicators in 2007.*

Carbon Neutrality Programme

Our focus on climate change led to Fortis's decision to introduce a global Carbon Neutrality Programme. This comprehensive initiative, which was launched in January 2007, confirms our commitment to be an environmentally sustainable financial services provider.

CO_2 emissions (in tonnes)(1)

	2007	2006
Buildings	**106,500**	**191,300**
Electricity	51,000	121,800
Other sources	55,500	69,500
Mobility	**41,800**	**27,600**
Road travel	28,300	16,400
Air travel	13,500	11,200
Total CO_2 emissions	**148,300**	**218,900**

(1) The figures are based on Benelux and Turkey, extrapolated to the total number of Fortis FTE (2006: 56,886; 2007: 62,010).

Please refer to page 31 and our website at www.fortis.com/sustainability/internal_environmental_performance for a full review of our internal environmental performance.

Reducing our energy consumption

To meet our target of reducing our energy consumption by 10 per cent per FTE by 2010, we concentrated our efforts in Benelux and Turkey on:

- Behavioural change: several awareness-raising campaigns were held to encourage our employees in the different countries to help reduce Fortis's environmental impact.
- Operations optimisation: audits, scans and internal assessments helped us select the best measures to form the basis of our optimisation plan 2008-2010.
- Capital expenditure: we invested in energy-efficient measures in the daily operation of our premises and we also applied the best available techniques and energy concepts whenever renovating or designing buildings.
  Fortis Luxembourg, for example, refurbished one of its branches in a sustainable way by opting for high-efficient technical systems and sustainable materials. Energy consumption is continuously monitored and displayed, demonstrating the low energy use to employees and customers. Another example is the planned renovation of the Chancellerie building in Brussels. See page 26 for more information.

Carbon Neutrality at Fortis



Behavioural change
Operations optimisation
Capital expenditure
Substitution
Compensation
Business involvement
Changes in human behaviour and attitudes
Optimising installations and processes
Investments in higher-efficiency equipment, renovation and new buildings
Purchase of climate friendly and renewable energy sources
Purchase of carbon offsets: at least 50% Gold Standard CERs
Carbon Banking Renewable Energy, Financing, etc. Study of indirect carbon impact
Reduction of own energy consumption
Usage of green energy
Reduction of own carbon emissions
Compensation of remaining carbon emissions
FORTIS
Carbon Neutrality

Using green energy

We announced in our previous report that Fortis intended to switch entirely to green electricity in Belgium in 2007, followed by the Netherlands and Luxembourg in 2008. We have already successfully completed the switch in all three countries, which means that as of 1 January 2008 more than 60 per cent of our electricity worldwide is purchased from renewable sources. The purchase of green electricity in Belgium and the Netherlands in 2007 led to a 66,000 tonnes CO_2 emissions reduction. We selected the sources of our green energy very carefully, consulting an independent research agency to ensure its sustainable quality.

Offsetting our emissions

Our carbon neutrality targets required Fortis to become carbon neutral in its global operations with effect from 1 January 2007 – the date we adopted as the baseline for offsetting our remaining carbon emissions. We do this by purchasing carbon credits originating from projects like windmills and solar or biomass power stations, preferably in emerging economies. We only select credits that comply with the highest quality standards. They must represent new and real emission savings and support energy systems that are not based on fossil fuels. The credits must also make a valid contribution to local sustainable development by, for instance, facilitating small-scale projects that promote local employment.

➔ What do our stakeholders say?

The expert:

Michael Schlup, Executive Director of the Gold Standard Foundation



The Gold Standard Foundation – a labelling body created by a group of NGOs – has reviewed and fully endorses the strict quality criteria we use at Fortis when purchasing offsets.

Michael Schlup: "As a quality labelling organisation for carbon credits, the Gold Standard Foundation is happy with Fortis's choice of premium quality. This shows that Fortis takes its carbon neutrality programme very seriously. Furthermore, by choosing the Gold Standard, Fortis can be sure of making a real contribution to combating climate change, and to strengthening local sustainable development. We applaud Fortis's comprehensive and rigorous approach, as do the 38 non-governmental organisations that endorse the Gold Standard."

Fortis wins prize for sustainable renovation

The project to restructure the cluster of Fortis buildings between Rue de la Chancellerie and Rue Royale in Brussels won the 2007 Bentley Empowered Award of Excellence for Sustainable Design. The prize was awarded in Los Angeles by an independent jury of leading industrial experts.

The project, initiated by Fortis Facility Management, was launched early in 2006. It involves renovating, rebuilding and refurbishing the Chancellerie cluster. The use of sustainable materials and environmentally friendly technical facilities was a firm requirement, not an option in this project. The design makes optimum use of solar energy and natural light, and incorporates systems utilising recycled rainwater, combined heat and power, geothermal energy, and cooling and heat recovery ventilation. The renovation will prepare the Chancellerie for the challenges of the 21st century. The work should be completed by 2010.

To make sure these requirements are met, our aim is that at least 50 per cent of our offset portfolio consists of credits bearing the internationally recognised Gold Standard label. The remainder of our credits have to undergo the rigorous selection procedure that Fortis CSR and Fortis Carbon Banking have established in close collaboration with the Gold Standard Foundation. Due to insufficient Gold Standard projects being available, we have not been able to meet the 50 per cent target in 2007. We strive to meet the target on aggregate, over the entire time horizon of the Carbon Neutrality Programme (2007-2010).

Involving our business

We didn't take long at Fortis to identify the commercial opportunities offered by the need to combat climate change. And our Carbon Neutrality Programme includes a further heightening of our commitment to carbon-related business. We successfully expanded our carbon banking operations in 2007, and we also achieved significant growth in renewable energy financing. You can find more information about these and other carbon-related business activities in the following sections.

Carbon Banking

The European Union responded to the threat posed by greenhouse gas emissions by introducing its EU Emissions Trading Scheme (EU ETS) in 2005. Fortis was quick to recognise the business opportunities presented by the EU ETS, since when we have become a market leader in the European carbon arena. We have the expertise to deliver added value, making us more than a pure commodities trader. We offer our customers a range of carbon solutions, including trust, trading, finance, fund, clearing and escrow services.

Fortis now has over 200 Carbon Banking customers in sectors ranging from oil and gas, cement, ceramics, iron and steel, to refining, pulp and paper, and utilities. A dedicated, cross-business team works continuously to facilitate our customers' responses to a world that is increasingly carbon-constrained. Our goal is to promote the reduction of greenhouse gases by offering innovative solutions that generate low-cost abatement opportunities across the globe.

Our Carbon Banking team – which is, we believe, the biggest at any financial services provider – achieved some fine results in 2007 by significantly growing our business. The number of projects was up, as was our trading result.

We fulfilled the goal we set ourselves in the previous CSR Report of taking Fortis's successful European Carbon Banking business plan to the US and Asia. We now have Carbon Banking offices in Houston, Hong Kong and Japan, making Fortis the first to offer a round-the-clock carbon banking service. In the meantime, we have adopted a new target for 2008 and the years beyond. Fortis Carbon Banking aims to move beyond carbon trading and to strengthen our carbon finance activities. By investing in carbon reduction projects, we will enhance our contribution to the search for a solution to climate change.

Outstanding Carbon Banking achievements 2007

- Fortis named financial services provider for the Millennium Development Goals (MDG) Carbon Facility of the UNDP
- Fortis wins the first ever carbon auction in Brazil, acquiring carbon credits from the Bandeiras Landfill project
- Swap EU allowances for Certified Emission Rights: value difference brought to the client at moment of transaction via an Interest Rate Swap
- Fortis agrees to act as market maker for the European Energy Exchange, the European Climate Exchange and ICE Futures
- Environmental Finance names the Yangquan Coal Mine Methane Project as its 'Carbon Finance Deal of the Year'
- Expansion of the Carbon Banking team to Japan

Highlight

Putting carbon finance to work for sustainable development

Fortis has been selected by the United Nations Development Programme (UNDP) as the Financial Services Provider (FSP) to the MDG Carbon Facility for its initial pipeline of compliance projects. This strategic partnership with UNDP aims to demonstrate that effective and efficient carbon abatement as required under the EU ETS can be employed to further social, environmental and economic progress in developing countries, in line with the Millennium Development Goals (MDGs) and Fortis's Corporate Social Responsibility (CSR) Agenda.

Former US Senator Timothy Wirth is President of the United Nations Foundation, which provided much of the Facility's start-up funding. "Harnessing the power of the marketplace is essential in the fight against harmful global climate change," he says. "The MDG Carbon Facility is a creative market-based strategy that promises to produce double dividends – carbon reductions and economic progress in the world's less-developed countries."

UNDP, as an established leader in technical assistance to environmental projects, will leverage its extensive country office network and strong local relationships to develop projects that create high-quality carbon credits which contribute to achieving the Millennium Development Goals (MDGs). The MDG Carbon Facility has two key objectives:

- Broaden access to the global carbon market and carbon finance by enabling a wider range of developing countries to participate, particularly those countries that are presently under-represented.
- Promote carbon projects which contribute to the MDGs, yielding additional sustainable development and poverty reduction benefits and thus enhancing the quality and credibility of the carbon credits.

Kemal Dervis, UNDP Administrator:


P N
U D
U N
D P

"As we reach the halfway point to the 2015 target for achieving the Millennium Development Goals, it is clear that business has a critical role to play in advancing sustainable human development. We are delighted to have an eminent partner like Fortis join us in working to use carbon finance to transform markets, help mitigate the effects of climate change and promote a more sustainable future for all."

Energy financing

Fortis is involved throughout the complete energy value chain. We finance businesses active in oil and gas production, energy infrastructure, power generation and distribution, and water and waste. The two greatest challenges currently facing the energy market are climate change and security of supply. Conventional energy will remain crucial in this respect, while renewable power sources are set to grow exponentially.

Credit facilities per sector (in %)


100
80
60
40
20
0
2
42
56
1
55
44
2
63
35
3
52
45
4
61
35
5
50
45
6
45
49
2001
2002
2003
2004
2005
2006
2007
Oil & Gas
Conventional Power
Renewables

For these reasons, Fortis will continue to focus on both conventional and renewable energy. We believe that nuclear power will be part of the solution to the two key energy challenges too, although there will have to be an intense focus on safety and security. With respect to renewables, Fortis has been a financial pioneer in this market for over ten years now and we are determined to further expand this position. Renewable energy accounts for a steadily greater proportion of our growing energy portfolio.

Fortis had another highly successful year in terms of renewable energy financing. We closed 16 new deals worth EUR 468 million of new production – significantly higher than the EUR 399 million recorded in 2006 and EUR 253 million in 2005. The majority of our deals are still wind-related, but our contribution to other technologies is growing too.

Examples of renewable energy deals



CLP Envirogas acquisition Fortis closed a major renewable energy portfolio financing deal totalling GBP 117 million in the first quarter of 2007 as part of Macquarie European Infrastructure Fund's acquisition of CLP Envirogas Group. The 70 MW portfolio consists of 24 landfill gas power generation sites in the UK at which power is generated by capturing the methane (a major greenhouse gas and contributor to climate change) from the landfills and using it as its fuel input.

NedPower Mount Storm LLC We successfully closed the syndication of Phase I of NedPower Mount Storm LLC – the ground-breaking, non-recourse project financing of a 264MW West Virginia wind farm. The project is jointly owned by Shell WindEnergy, one of the largest wind farm owners in the world, and Dominion Resources, which is a leading US energy producer. This deal further enhances our reputation as a pioneer and leader in the US wind market.

AES – Locust Ridge Fortis closed and funded a USD 26 million tax equity investment (49.9% of total project costs) in Iberdrola's wind project in Locust Ridge, Pennsylvania. We were the sole tax equity provider for Locust Ridge, which is Iberdrola's first completed wind project in the US market. The tax equity product offering also differentiates Fortis from many of our competitors in the US renewable energy market.

Deal volume renewable energy (in EUR million)


1,600
1,200
800
400
0
2001
2002
2003
2004
2005
2006
2007
Aggregate commitments
New production

Total by technology (2001-2007)


5.5%
1%
0.5%
8%
85%
Landfill Gas
Waste-to-Energy
Windpower
Solar
Biomass

New Energy Finance Ltd., a specialist provider of information and research to investors in renewable energy, low carbon technology and carbon emission credits, published its 2006 clean energy league tables in June. Fortis, described as the 'clear leader in the space of clean energy financing,' came out top of syndicated lenders (by number of deals).

Fortis Groenbank

At the beginning of 2007, senior management at Fortis gave the go-ahead for a new business plan enabling Fortis Groenbank to serve a sustainable energy-financing niche in the Netherlands. The unit provides funding for environmental projects using tax-friendly structures that are explicitly encouraged by the Dutch government.
Fortis Groenbank now has a team of dedicated professionals that has already achieved a major turnaround. Assets under management stood at EUR 197 million at the end of 2007, up EUR 97 million on 2006.

We will go on expanding our renewable energy portfolio in 2008, both in absolute terms and as a percentage of our overall energy book. We aim to increase our activities in the waste and solar businesses significantly as a complement to our wind operations. Energy, Commodities & Transportation (ECT) will consolidate its role as a competence centre for transactions benefiting the environment: not simply generating power from renewable sources, but also including water treatment, energy efficiency, carbon capture and storage. And we are developing business opportunities for other parts of the bank with our renewable energy clients.

We have ambitious growth plans for Fortis Groenbank too, with a target for new assets under management of EUR 150 million in 2008. Growth will be further accelerated in the years ahead, resulting in a balance sheet of over EUR 1 billion in 2011, making Groenbank a top three player in the Dutch market for sustainable investment.

Start Green Venture Capital

We reported last year on the creation of the Start Green Venture Capital company and the launch of its first fund: Sustainable Innovation Fund (SIF) – a joint venture, initiated by Fortis Venturing, between Fortis, DOEN Participaties and Triodos Innovation Fund. Start Green SIF sets out to make a significant contribution to economic and ecological development by investing in early-phase sustainable technology initiatives that would not qualify for regular financing. Having pioneered this approach in the Netherlands, the fund remains one of the few that offers finance on this scale to sustainable 'technostarters'.

The large number of green projects submitted to Start Green SIF quickly revealed a need for more support of this kind. Hence Start Green's decision in 2007 to launch a second fund: Start Green Consumer Products Fund (CPF). The objective in this case is to help bring sustainable consumer products and applications to market. Consumers are increasingly committed to living, travelling, working and spending their leisure time sustainably. They are more and more conscious of how their product choices impact society and the environment. CPF wants to respond to this market trend by financing the development of sustainable consumer products and applications relating to those products. Start Green Consumer Products Fund (CPF) is a joint venture between SR Capital Structures, DOEN Participaties and Fortis Venturing. For more information about Start Green, please refer to www.startgreen.nl.

Sustainable consumer products

We believe that awareness of sustainability issues among our clients is still growing and that this will raise demand for sustainable consumer products. Fortis seeks this business opportunity of offers a range of sustainable products in our various businesses. See the table below for an overview.

Consumer products

- Energy Saving Credit
- Mortgage with energy-saving report
- Clean Car Credit
- Clean Car Insurance
- Innovative and sustainable agricultural finance
- Fortis Life Climate Change
- Sustainable Savings

For more detailed information about these products, please refer to www.fortis.com/sustainability/consumer_products.

What do our stakeholders say?

Our customer:

Arthur Knipping, Executive Director Magic Boiler Company



One of Start Green's most noteworthy investments is The Magic Boiler Company. The Magic Boiler Company distributes domestic heat and power products. Households can use the Magic Boiler to generate their own electricity and heat with a single product. For more information, please refer to www.magicboiler.com.

Arthur Knipping: "Informal, enthusiastic, fast-moving and strongly committed to the enterprise: those are the qualities we experienced when working with Start Green. We share the objective of contributing pragmatically to a sustainable living environment; that's why Start Green and the Magic Boiler Company are natural partners."

Addressing our indirect impact on climate change

It was early in 2006 that Fortis identified climate change as one of the key themes for our CSR strategy. We recognised straight away that this was a complex issue with two dimensions: our direct impact on climate change and our indirect impact.

For a financial institution, the direct impact - often described as the environmental 'footprint' - of its own operations may seem relatively easy to understand and improve. And that's true to certain extent: our direct impact on climate change is primarily a question of energy use, employee travel, water and paper consumption and reducing and processing waste. Much of this can be addressed within the procurement process or by investing in more efficient installations and facilities. A more challenging aspect is the need to change the behaviour of individuals and teams to get them to reduce their energy consumption. The same goes for pushing the opportunity side of the equation: the development of products and services that can help our clients in their pursuit of more sustainable investments and practices. This report contains a great deal of information regarding our progress in these areas.

Our indirect impact on climate change, by contrast, is a more complex and fundamental issue. Environmental and other activists realised in the 1990s that banks offer a powerful lever with which to realise their goals. They gradually shifted their approach from straightforward protest to seeking to influence investment and credit decisions. In the context of climate change, this has given rise to the question of who is responsible for CO_2 emissions. Can financial institutions be held to account for their clients' emissions? Many NGOs answer 'yes' to that question and want us to use our perceived influence to improve our clients' environmental and social performance.

We responded to this dilemma in 2007 by conducting dialogues with NGOs, clients, peers, external advisers and governments. These discussions were channelled back into Fortis, giving rise to in-depth analysis and an internal debate that is still ongoing. The emerging view at Fortis is based on the idea of 'spheres of influence', in which the various levels of influence and responsibility are related to the different stakeholders. At client level, influence can differ from one sector – and even one client – to another. It ranges from the position of a remote financial services provider and one of many, to that of a strong, dialogue-based, preferred partnership, in which it is possible to join forces to combat climate change. The latter relationship is exemplified by our Green Award partnership in the shipping sector (see page 15).

The debate is set to continue in 2008, both internally and externally. It will culminate in a comprehensive climate change strategy, with a clear and broadly accepted identification of risks, opportunities, responsibilities and priorities.

Sustainable real estate investment

Fortis Insurance and its predecessors have been investing in Dutch real estate for over a century now. Today, with a portfolio running to over 30,000 hectares, we are the largest private landowner in the Netherlands, with properties spread all over the country.

Fortis recently made a substantial contribution to the Dutch government's objective of creating new areas of greenery by twice exchanging land with the state (in 2005 and in 2007) in two of the largest real estate transactions in many years. Some of our former land has been reclassified to allow the reintroduction of traditional Dutch wetlands, to combat climate change and provide flood protection.

Our rural property unit, Fortis Rural Estate, is increasingly involved in integrated regional development projects – many of them complex – through tailored finance, land exchanges and estate management. The Utrecht Estate on the Belgian-Dutch border is a good example. With a total of 2,500 hectares, it is the largest single property in the Fortis portfolio. A development plan was drawn up in consultation with residents, business people, nature organisations and the planning authorities. By cooperating in this way, it was possible to combine the development of woodlands, nature, recreation, farming and new homes in attractive surroundings while respecting local culture, history and landscape.

Internal environmental performance

We have developed and implemented a new web-based monitoring tool as part of our Corporate Environmental Management System (CEMS). This has enabled us to improve the reliability and consistency of our internal environmental data.

The global pattern of energy use in our buildings is attributable to three factors: electricity consumption rose with the expansion of capacity at our data centres; 2007 was an especially warm year; and there was an increase in the number of FTEs per square meter.

The increase in kilometres travelled in 2007 reflects improved data collection. The NS Business Card had a positive impact as part of the sustainability mobility policy in the Netherlands, especially in terms of visiting Brussels by train. Sustainable mobility policies will be implemented in other countries in 2008. The Fortis air taxi service between Luxembourg and Brussels will be discontinued in 2008 and travel policy will be adapted, with offsite meetings and events restricted, and greater encouragement given to tele- and videoconferencing rather than physical meetings.

The figures for marketing and other paper consumption rose in 2007 due to improved monitoring. We recognize the high environmental impact we have in this regard as an office-based organisation and will step up our efforts to reduce paper consumption.

Energy use - buildings

	2007	2006
Total energy consumption (GWh)[1]	**702**	**689**
Energy consumption (GWh)[2]	**518**	**521**
Electricity	303	273
Other sources	215	248
Energy consumption (MWh/FTE)[2]	**11.5**	**12.1**
Electricity	6.7	6.3
Other sources	4.8	5.8

(1) Scope: Benelux and Turkey, extrapolated to total number of Fortis FTEs (2006: 56,886; 2007: 62,010).
(2) Scope: Benelux and Turkey (72.3% of our FTEs in 2007).

Mobility

	2007[2]	2006[1]
Business travel (in millions km)		
Road travel	120.6	84.8
Air travel	67.5	52.7
Business travel (in thousands km FTE)		
Road travel	2.7	2.2
Air travel	1.5	1.4

(1) Scope: Benelux.
(2) Scope: Benelux and Turkey and expansion of road travel using employee owned cars.

Paper consumption[1]

	2007	2006
Paper consumption (in tonnes)	**6,800**	**5,300**
Paper consumption (in tonnes/FTE)	**0.15**	**0.12**

(1) Scope: Benelux and Turkey.

➔ What do our stakeholders say?

Our employee:

Erik Somsen, Director of Fortis Rural Estate



Fortis views land as a solid long-term investment. We offer it on long leases to rural businesses, some of it in perpetuity. We are confident about the future of the countryside: a place where farmers can continue to earn a good living from the sustainable production of food, bio-commodities, plants and flowers, but where there is still plenty of room for nature, recreation, homes and water storage. A countryside, in other words, that is attractive, sustainable and full of vitality.

Erik Somsen: "Fortis contributes significantly to the sustainable future of an economically vibrant and attractive countryside and to effective planning in the Netherlands. Sustainable property investment also provides solid business opportunities. Our approach to rural property investment and management enables us to create sustainable added value for people and nature alike."

Social inclusion



We believe at Fortis that no one should be excluded from full participation in society. That's why we created our Fortis Foundations. But that's not the only way we promote social inclusion. We also do it in our core banking and insurance activities by developing easily accessible products that allow people to benefit from the services we provide and to be part of the financial system. And we also strive to offer our employees an inclusive working environment. One in which differences in social and cultural background are accepted, respected and acknowledged as a valuable resource.



→ Performance and targets

40%

of employees volunteered in the Netherlands

Fortis Foundations are now active in five countries and are the primary drivers of our company's commitment to social inclusion...

page 34

→ Stakeholders

Hans du Prie, Care and Education Director at the Horizon Foundation

We're delighted that Fortis has brought its social entrepreneurship to the youth welfare sector...

page 35

→ Dilemma

The real impact of the work carried out by our Fortis Foundations

Everyone proudly proclaims that it's a win-win situation, but is it really?

page 35

In this section

- Fortis Foundations
- Access to financial services
- A diverse and inclusive working environment
- Training and development

Our performance

Indicator	Objectives 2007	Results	Future objectives
Community involvement	Further expand the Fortis Foundations into the countries in which we are active, starting with the UK, Turkey and Ireland	Slow progress in expanding Fortis Foundations Budget for donations: EUR 3,542,000 Number of projects: 649 Employees involved: 5,752	Expand the Fortis Foundations into other countries in which we are active, starting with the UK and Turkey in 2008
Access to financial services	*	Launch of microfinance services in the Netherlands	Explore international opportunities for microfinance
Diversity	Women at senior management level: 9% in 2007 Broaden the concept of diversity beyond gender	Women at senior management level: 8.8% in 2007 Launch of new Diversity and Inclusion Policy	Step up our efforts and achieve target of 9% women at senior management level in 2008 Further implement new Diversity and Inclusion Policy
Training and development	Continue to increase development opportunities for our people	Drafted plans for Fortis University Stepped up the integration of CSR in training programmes	Establishment of the Fortis University Continue to improve inclusion of CSR components in training programmes

** Added to our list of performance indicators in 2007.*

Fortis Foundations

Fortis Foundations are now active in five countries and are the primary drivers of our company's commitment to social inclusion. The key concept behind the Foundations is to contribute to the local communities in which we operate through a combination of philanthropy and volunteer work. Successful companies need a healthy society and vice versa.

Our focus on social outreach began in 1996, when we created our first Foundation in Belgium, followed by a second in the Netherlands in 2001. Impressed by the effectiveness of the approach, CEO Jean-Paul Votron ordered the rolling out of the Foundation concept to other countries in which Fortis is active on a substantial scale. Fortis Foundations were duly opened in Luxembourg in April 2006, Poland in October 2006 and France in July 2007. The UK and Turkey are next on the list.

Our Foundations aim to include members of vulnerable groups in the kind of social and economic interaction the rest of us take for granted. They do so through a combination of philanthropy and volunteer work by Fortis people. Although all the Fortis Foundations share their focus on global, concrete results, actual implementation is determined by the Foundation in each country. Funding and the selection of activities are decided locally, giving each Foundation its own distinctive flavour. For more information about the activities of each of our Fortis Foundations, please refer to www.fortis.com/sustainability/foundations.

Fortis Foundations

	2007	2006
Budget for donations (in EUR)	3,542,000	3,731,000
Volunteers involved in projects	5,752	3,766
Number of projects	649	398
Number of FTEs in Foundations	26	17

The creation of Fortis Foundations in other countries has been slower than we hoped. We intended, for instance, to have the Foundations in Turkey and the UK operating by the end of 2007. The problems lay primarily in the need to obtain a clear and sustained commitment from the local Fortis operations in a period of major structural change for the company, not to mention occasionally challenging market conditions.

With an annual budget of EUR 2 million and over 270 volunteers, Fortis Foundation Belgium supported nearly 250 projects in 2007. Noteworthy activities were a conference on 'Corporate giving – to communicate or not?', events for disadvantaged youngsters as part of Anderlecht football club's annual 'Fan Day' and the organisation of 'Caring Week' to promote

→ Dilemma

What is the real impact of the work carried out by our Fortis Foundations?

Now that employee volunteering is well-established, there is a growing need to measure its impact. For society, and for the company itself. Everyone proudly proclaims that it's a win-win situation, but is it really? Is project A more effective than project B? And if you've already organised five painting projects for a particular institution, is it still worthwhile doing it for the sixth time? Employee volunteering is measurable. Fortis Foundation Nederland asked Lucas Meijs, Professor of Voluntary Work, Civil Society and Business at RSM Erasmus University in Rotterdam, to help develop a tool capable of measuring the results of socially responsible enterprise. In 2006, he came up with the MBO-Monitor – since renamed Wellventure Monitor™.

It's far from easy to measure the influence of a volunteer project on society as a whole. There are all sorts of variables influencing the final impact, creating a complex mix. All the same, it is vital to determine whether a project can really be labelled a 'win-win situatuation'. The Wellventure Monitor™ measures whether a project meets the objectives of all the parties involved. Companies can use a questionnaire to find out what a project has delivered in terms of both the employees who worked on it and the people on the receiving end. The Monitor identifies six performance fields to that end. If the results on either side of the scale are positive and more or less equal, you can genuinely speak of a win-win situation.

Fortis Foundation Nederland applied the Wellventure Monitor™ to 15 of its completed projects in 2007. The preliminary results were very positive for the social organisations involved and for Fortis too. The Wellventure Monitor™ is available free of charge at www.wellventuremonitor.nl.

Lucas Meijs, Professor of Voluntary Work, Civil Society and Business at RSM: "More and more companies are recognising their responsibilities and enabling their employees to engage in voluntary work. Now that employee volunteering continues to grow, it is vital to measure its impact."

---

the Foundation's activities among Fortis employees in Belgium.

In 2007 in total 5,466 Dutch Fortis employees volunteered in 353 community programs organised by Fortis Foundation Nederland in close cooperation with 260 social partners. Examples of successful programmes organised last year were 'Assured of Youth Welfare', in which Fortis Insurance partners with Youth Welfare Work, and Retail Banking's financial educational programme, in which bank employees volunteered in secondary schools. During the 'Make a Difference Days' Fortis employees walked 3,280 miles for their favourite charity. Fortis Foundation Nederland was actively involved in the development of internships for young people. Fortis signed a letter of intent to offer 300 internships in 2008. As a tribute to the expertise we have built up in this

→ What do our stakeholders say?

The NGO:

Hans du Prie, Care and Education Director at the Horizon Foundation



We focused in our previous report on the launch of a structural partnership between Fortis Insurance Netherlands and Youth Welfare Work Netherlands. Our successful collaboration continued in 2007 with a number of projects in which Fortis employees were involved.

Hans du Prie: "We deal every day in our sector with special young people who find themselves in difficulty. We help them learn how to take back control over their lives. We're delighted that Fortis has brought its social entrepreneurship to the youth welfare sector. It's been an inspirational partnership right from the start. Contact with the commercial sector can help us strike a better balance between speaking from the head and from the heart. And for our part, we believe we can inspire our Fortis colleagues in their contacts with their own customers."

area, we acted as a discussion partner for the Dutch government.

Fortis Foundation Luxembourg supported nine projects in 2007, which was its first year of operation. These included the ongoing 'Gambia Project' on which we reported last year. The main aim of this Foundation is to encourage employee volunteering, which has yet to take off in the way it has at the older Foundations.

The Polish Foundation also completed its first year of activities. It is concentrating in the first instance on working with a charity called the 'Children's Friends Society', which offers entertainment together with cultural and ecological initiatives to deprived youngsters in four Polish cities.

The new Fortis Foundation in France was launched in 2007. It plans to focus on helping sick and socially disadvantaged children by organising films for young hospital patients, supporting a charity that houses children who can't live with their parents and helping volunteers who promote reading at a young age.

Access to financial services

We are equally committed to developing products and applications that bring the benefits of our financial services within everyone's reach. Our multichannel distribution approach gives each customer the freedom to choose how to interact with Fortis. And to further enhance that access, we pay particular attention to vulnerable groups within society. We are proud, for instance, to have brought online banking to blind and partially sighted people in Belgium, with a special device that helps them enjoy secure access to their accounts. Having pioneered the service in Belgium, we rank among the top three banks in the world when it comes to providing online banking services to the visually impaired market.

By ensuring access to our services and enabling people to be part of the financial system, we aim to give them opportunities they might not have had if the market was left to its own devices. Our Start Green investment fund likewise offers finance to sustainable technostarters that would not ordinarily qualify for a loan or investment. They then get the chance to turn their sustainable technology ideas into a profitable business. You can find out more about Start Green on page 29.

Microfinance is an increasingly established approach to providing low-income entrepreneurs with access to financial resources. Fortis launched a microfinance pilot in 2007, and we now offer services in this area in the Netherlands, one of our domestic markets. We are convinced that there is still plenty of scope for improvement in this field. As we grow our company internationally, we will explore the potential for expanding the scope of our microfinance services on an international scale, taking it to less-developed regions in which we are present in 2008.

➔ What do our stakeholders say?

Our employee:

Elwin Groenevelt, Deputy director Northeast region



"The microfinance project in the Netherlands owes its success to two factors. The first is the enthusiastic, Fortis-wide collaboration between staff from Retail Banking, Fortis Foundation, Fortis ASR, De Amersfoortse and CSR. Branch and account managers provide vital coaching on a voluntary basis. Using their know-how and commercial network, they give the entrepreneurs the chance to prove themselves. In return, they receive a valuable insight into how hard it can be to create and sustain a business of your own. The second factor is that Fortis is doing this under its own banner. That raises the project's visibility and enables the microentrepreneurs to use the normal facilities of the bank. Far from being second-class customers, they actually get something extra, most notably a coach. Despite the early euphoria, 2008 will be crucial for this project. The challenge now is to scale it up and extend it throughout the major Dutch cities."

Highlight

Welcoming our new ABN AMRO colleagues

The expertise and experience of ABN AMRO people are key reasons why their businesses are so highly valued. Fortis is successful because our people are talented, motivated and rewarded. We want the same for the ABN AMRO staff who are now joining us. Our 'People Principles' will underpin our approach to the integration of the two companies.

They will apply to all employees of the combined businesses and will support our creation of new, even stronger operations with enhanced growth prospects. Fortis is committed to working constructively with Works Councils, trade unions and other representative bodies, and to honouring existing Social Plans and Collective Labour Agreements. We aim to retain the best talent via a fair appointment process based on merit and skills, while fully respecting all our legal obligations. An employment office has been created to identify and manage redeployment opportunities for staff across all the two banks' operations – in the Netherlands and elsewhere too, where applicable. You will find details of our People Principles at www.future.abnamro.com.

ABN AMRO's excellent performance in terms of diversity and inclusion was clearly demonstrated during the initial integration phase. A wide variety of highly vibrant networks is active within the organisation and Fortis is eager to build on these successful practices.

We have also launched a number of initiatives to improve the accessibility of our products for Muslim customers, further demonstrating our commitment to our diverse group of stakeholders. For several years now, Fortis has been offering sharia-compliant 'takaful' products (insurance products based on Islamic principles) in Malaysia. A review of products is shared within Fortis's, making it accessible to other businesses and countries.

This is reflected in the recent launch of Belgium's first sharia-compliant investment fund – the Fortis B Fix 2008 Islamic Index 1. Fortis views this as a first step towards a full range of sharia-compliant structured products.

A diverse and inclusive working environment

Fortis is striving to become the preferred employer in the financial services industry. We aim to strengthen our competitive advantage by developing a culture that helps our people reach their full potential and by deploying our human capital to accomplish our company's goals.

Number of employees	FTEs	Headcount
	2007	**2007**
Belgium	23,551	24,716
The Netherlands	12,904	14,065
Turkey	5,561	5,561
United Kingdom	3,706	3,955
France	2,846	2,885
Luxembourg	2,840	3,029
Poland	2,735	2,776
Rest of the world	6,867	7,986
Total worldwide	**62,010**	**64,973**

You can find a complete survey of workforce indicators, including breakdown by age, country and contract, at www.fortis.com/sustainability/workforce.

Breakdown by gender	Female	Male	Female as % of total	Female as % of total (2006)
Senior Management	24	250	8.8%	8.2%
Management	933	3,325	21.9%	19.9%
Middle Management	5,612	10,021	35.9%	33.8%
Lower Management	2,684	2,793	49.0%	47.5%
Employee	21,873	17,458	55.6%	55.3%
Total	**31,126**	**33,847**	**47.9%**	**47.1%**

Highlight

Employee satisfaction: Fortis voted best employer in the Netherlands

Intermediair, a leading Dutch management and careers weekly, has selected Fortis as Best Employer in the Netherlands in its annual survey of 120 companies. The survey ranks businesses on two criteria. The first looks at employment terms and fringe benefits, social policy, HR policy and corporate culture, while the second reflects the views of employees themselves. Four hundred Fortis people were asked to rate their employer and their scores were combined to produce the winning total.

The survey found that Fortis offers the best overall package. We scored well in terms of employment including the employer's contribution to pension and life-cycle schemes, and our programmes to help people achieve a good work-life balance. The activities of the Fortis Foundation and health initiatives like BRAVO, which encourages staff to pursue a healthy lifestyle, also contributed to the strong overall score. Fortis employees – on both the banking and insurance sides – were found to have higher satisfaction levels than their counterparts at other financial institutions in the Netherlands.

Diversity and inclusion

We firmly believe at Fortis that a workforce that reflects the diverse group of customers we serve and the communities in which we operate makes us stronger as a company. We value the differences each individual brings and see them as an asset. Which is why we encourage our people to think and act differently, to be themselves and to contribute their individual skills.

To demonstrate our commitment to diversity and inclusion, we are currently developing an e-learning module that will be offered to our employees all over the world. We develop tools to support the businesses as they build an inclusive workplace which, together with our employment policies, ensure that our people are treated fairly. We also encourage our employees to take part in a variety of networks in order to broaden their horizons and enhance their professional growth.

We announced in our previous report that we intended to broaden the scope of our diversity approach beyond gender. And we have done just that, launching a new Diversity and Inclusion Policy. We have also set up a new website as a practical guide. It offers our employees tips and ideas for developing diversity and inclusion, a platform for engaging in diversity networks, and the opportunity to raise questions that will be answered within 24 hours. You can find our new policy document at www.fortis.com/sustainability/diversity.

We also set ourselves the target last year of raising the proportion of women at senior management level to 9 per cent. We nearly achieved this target, with our senior management now consisting of 8.8% women.

Training and development

Fortis strives to create top-performing teams. We motivate our people and help them realise their full potential by actively encouraging them to 'Be Mobile' and 'Develop Yourself', and by constantly presenting them with new challenges.

Our successful management development programmes continued to shape our talented future leaders in 2007. A total of 1,368 managers completed our 'Leadership for Growth' programme, with 64 more receiving 'Next Generation Leadership' training.

We've planned some major initiatives in further improving the training and development opportunities for our employees. Not only will we offer a variation of our successful 'Leadership for Growth' programme to welcome our talented new ABN AMRO colleagues called 'Connecting for Growth', but 2008 will also be the year of the establishment of the Fortis University. This will create an integrated group-wide education institute in which we will offer a series of newly designed business-focused training and development programmes.

Highlight

Fortis holds International Challenge and supports SOS Children's Villages

On Saturday 2 June 2007, Jos Clijsters, a former member of the Fortis Executive Committee, presented a cheque for EUR 280,000 to SOS Children's Villages, the international charity for orphans and abandoned children. The presentation took place at the Fortis Challenge – a special weekend for Fortis employees from all over the world.

Fortis staff from 20 different countries met in the Austrian resort of Mayrhofen to participate in the Fortis Challenge, comprising a range of outdoor sports and tests of strategic skills and intelligence. In addition to boosting employee involvement and company pride, the underlying aim of the Challenge was to position Fortis as a single, international company to its workforce.

At the same time, Fortis was looking to give greater visibility to its CSR profile. We asked the people who signed up for the Challenge to raise money for SOS Children's Villages and they responded en masse. A total of 160 teams competed in the qualifiers, with 75 actually making it to the Challenge in Austria. We were thrilled by the drive and enthusiasm our colleagues displayed in raising money for the charity.

Richard Pichler, Secretary General of SOS Children's Villages: "On behalf of the children and families, we applaud this initiative by Fortis. What makes this international team-building event so special is that you are reaching out to the children of SOS Children's Village Hemeiusi. You will have an impact not only this year, but for the next 10-15 years, when today's children walk out of the village having experienced a childhood, a mother and an education on which to build their futures."

The money raised by the Fortis Challenge will go towards building the Hemeiusi Children's Village in Romania. It will finance the construction of a Fortis family home and activity centre, and will also support an educational programme.


FORTIS
FINISH
reate²

CSR awareness training

One of the ways we are embedding CSR throughout our organisation is by including sustainability in our regular training and development programmes, paying particular attention to new employees and young people at Fortis. We stepped up our efforts in 2007, with 1,611 employees taking part in CSR training, including all new management trainees.

You can find a complete overview of our CSR-related Human Resources policies and initiatives – including employee satisfaction, health and safety policies, absenteeism rates and social consultation – on our website www.fortis.com/sustainability/workforce.

Overview of performance and targets



Indicator	Objective 2007
Human rights	*
Equator Principles	Extend implementation beyond project finance into other relevant areas of our business
Sector policies	Implement Palm Oil Sector Supplement and roll out across other agricultural product areas Screen entire Shipping portfolio
	*
Sustainable investment	AuM Private Banking: EUR 1 billion by 2010 AuM Asset Management: EUR 5 billion in the medium term
Responsible financial services	*
Fortis Footprint	Achieve carbon neutrality as of 2007 Reduce our worldwide energy consumption by 10% per FTE by the end of 2010
Carbon Banking	Roll out our successful Carbon Banking business plan to the US and Asia
Renewable Energy Financing	Continue to play a leading role in Renewable Energy Financing
Start Green Venture Capital	*
Community involvement	Further expand the Fortis Foundations into the countries in which we are active, starting with the UK, Turkey and Ireland
Access to financial services	*
Diversity	Women at senior management level: 9% in 2007 Broaden the concept of diversity beyond gender
Training and development	Continue to increase development opportunities for our people

** Added to our list of performance indicators in 2007.*

Results	Future objectives
Drafted Fortis Human Rights Statement	Implement Fortis Human Rights Statement in 2008 and action plan in 2008-2009
Approved project finance transactions: 67 Declined project finance transactions: 6 Non-project finance assessments: 17	Incorporate sustainability framework in existing procedures to support business operations across the whole of Merchant Banking in 2008
Implemented Palm Oil Sector Supplement. Policy development in other agricultural areas slower than planned Screened 15% of our Shipping portfolio	Draft agri Sector Supplements for cocoa, soya, cotton and coffee in 2008 Screen entire Shipping portfolio
Revised Defence Industry Policy and critically assessed its implementation	Monitor implementation Defence Industry Policy
AuM Private Banking: EUR 720 million AuM Asset Management: EUR 2,181 million	AuM Private Banking: EUR 1 billion by 2010 AuM Asset Management: EUR 5 billion by 2010
Developed Fortis Consumer Finance Code for Responsible Lending	Implement Fortis Consumer Finance Code for Responsible Lending across all consumer finance activities in 2008
Successfully implemented Carbon Neutrality Programme and achieved carbon neutrality as of 1 January 2007	Reduce our worldwide energy consumption by 10% per FTE by the end of 2010
Successfully rolled out our Carbon Banking business plan to the US and Asia Significant growth in our Carbon Banking business	Move beyond carbon trading and strengthen our carbon finance activities
Significant growth in our Renewable Energy Financing business	Expand our renewable energy portfolio in absolute terms and as a percentage of our overall energy book
Renewed our Groenbank business plan and achieved significant growth in Assets under Management	Become a top three player in the Dutch renewable financing market with a balance sheet of over EUR 1 billion in 2011
Launched the Start Green Consumer Product Fund	Invest in at least ten sustainable technostarters by 2011
Slow progress in expanding Fortis Foundations Budget for donations: EUR 3,542,000 Number of projects: 649 Employees involved in projects: 5,752	Expand the Fortis Foundations into other countries in which we are active, starting with the UK and Turkey in 2008
Launch of microfinance services in the Netherlands	Explore international opportunities for microfinance
Women at senior management level: 8.8% in 2007 Launch of new Diversity and Inclusion Policy	Step up our efforts and achieve target of 9% women at senior management level in 2008 Further implement new Diversity and Inclusion Policy
Drafted plans for Fortis University Stepped up the integration of CSR in training programmes	Establishment of the Fortis University Continue to improve inclusion of CSR components in training programmes

Reporting process and principles

Report structure, criteria and selection of issues

This is our fourth CSR Report, setting out our progress in the area of Corporate Social Responsibility and reporting in 2007. We have adopted a different approach this year, with a large amount of information presented via the CSR section of the Fortis corporate website (www.fortis.com/sustainability). This report is shorter than the previous editions, as it now focuses purely on Fortis's CSR performance and progress in 2007 and the main challenges facing us. This CSR Report is structured around our three main strategic themes; Sustainable supply chains, Climate change and Social inclusion.

We again applied the G3 guidelines of the Global Reporting Initiative (GRI), while also calling on third-party questionnaires, feedback from dialogues and internal discussion and strategy to determine the content of the report. The G3 guidelines have different application levels, of which Fortis applies level B+. We report on the profile disclosures, the disclosures on management approach and at least 20 performance indicators, and the report is externally verified. For further information regarding the G3 guidelines and how they are applied, please refer to the GRI Index on our website www.fortis.com/sustainability/GRI.

Reporting boundaries

This CSR Report covers our entire organisation unless otherwise indicated. It includes quantitative and qualitative data about the calendar year 2007. Where appropriate, we also mention actions taken in the first part of 2008. Joint ventures are only included in the non-financial information if we hold more than 50 per cent of the shares and have management control.

Information systems and quality of data

Fortis has no overall information system for corporate social responsibility. For environmental data, we have developed a data system as part of our Corporate Environmental Management System. For other information, our primary sources are corporate systems, such as our financial reporting system, and the Global Data Warehouse for Human Resources information. For other relevant indicators that are not covered by existing systems, we use local information systems.

To get the most relevant and up-to-date information, we have interviewed several representatives from our different businesses in order to provide us with anecdotal evidence and data. We also worked with an editorial board to test our findings and obtain additional organisational input. While we have made significant progress in data gathering, we recognise the need for continuous improvement of our information systems. We are also working on global coverage of systems that do not yet represent our entire organisation.

External assurance

We asked KPMG Sustainability to provide limited assurance on the information in this report. The report itself, including the identification of material issues, is our responsibility. KPMG is responsible for developing and carrying out an appropriate programme of work as described in their assurance report and reporting their conclusions. KPMG's assurance report can be found on pages 43-44.

Disclaimer

This report is exclusively intended for information purposes. It aims to provide an overview of our current status with respect to corporate social responsibility only. Policies, procedures, expectations and ambitions may change over time. All policies and procedures we refer to are intended for internal use. This document, including all policies, procedures, statements, expectations or ambitions referred to herein, is not intended to vest any independent right, claim or course of action in our clients, shareholders, employees or other parties' relations, nor to create any liability whatsoever.

In addition to our own statements, we have included some external parties' opinions about our institution or our cooperation. We thank these stakeholders for their contributions which we appreciate, but obviously we cannot take responsibility for their statements.

This report only covers limited aspects of Fortis. To obtain a more complete picture of the company, please consult our Annual Report, other corporate publications and the information available on our website: www.fortis.com.

Scope of the report

The units marked in blue are included in this report, 'green units' are partly covered.[1]


US
Asia
Rest of Europe
Benelux
Retail Banking
Merchant & Private Banking
Insurance
Foundations

(1) Based on organisation structure 2007.

Assurance report

To the readers of the Fortis Corporate Social Responsibility Report 2007

We were engaged by Fortis N.V. to provide assurance on the information in the Corporate Social Responsibility Report 2007 (further referred to as The Report). The Report, including the identification of material issues, is the responsibility of the company's management. Our responsibility is to issue an assurance report on The Report.

What was included in the scope of our assurance engagement?

Our engagement was designed to provide the readers of The Report with limited assurance on whether the information in The Report is fairly stated.

Procedures performed to obtain a limited level of assurance are aimed at determining the plausibility of information and are less extensive than those for a reasonable level of assurance. To obtain a thorough understanding of the financial results and financial position of Fortis N.V. the reader should consult the Fortis audited financial statements for the year ended 31 December 2007.

Which reporting criteria did Fortis use?

There are no generally accepted standards for reporting sustainability performance. Fortis applies its own sustainability performance reporting criteria, derived from the G3 Sustainability Reporting Guidelines of the Global Reporting Initiative as detailed on page 42 of The Report. We believe that these criteria are suitable in view of the purpose of our assurance engagement.

Which assurance standard did we use?

We carried out our engagement in accordance with Standard 3410N 'Assurance engagements relating to sustainability reports' of the Royal Netherlands Institute of Register Accountants. This Standard requires, amongst others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to understand and review the information in The Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence.

What did we do to reach our conclusions?

To determine whether the information in the report is fairly stated we:

- performed a media analysis and internet search to obtain information on relevant sustainability issues for Fortis in the reporting period;
- reviewed the results of stakeholder engagement processes such as the minutes of the CSR Advisory Board, the results of the CSR Report user survey and correspondence with other parties;
- reviewed the corporate level systems and processes for information management, internal control and processing of the qualitative and quantitative information in the report;
- interviewed relevant staff at corporate and business level in the Netherlands and Belgium responsible for the reported information on specific issues in the report including CSR Strategy, Carbon Banking, Human Rights Statement, Equator Principles, Defence Industry policy, Agri-commodities, Renewable Energy Financing and the environmental and HR data;
- collected and reviewed internal and external documentation to determine whether the qualitative and quantitative information in the report is supported by sufficient evidence.

During the assurance process we discussed changes to the various drafts of The Report with Fortis and reviewed the final version of The Report to ensure that it reflected our findings.

What are our conclusions?

Based on the above work we conclude that the information in The Report does not appear to be unfairly stated.

What else did we observe?

Without affecting the conclusions presented above, we would like to draw readers' attention to the following:

- In 2007 Fortis has responded to stakeholder concerns by further developing its CSR policies and codes for the defence industry, responsible lending, human rights and diversity and inclusion. We recommend Fortis to work on implementation of these policies and codes in 2008 to ensure that they are fully embedded in the working procedures across the whole organisation and to develop appropriate monitoring and reporting systems.
- Fortis has identified three key themes within its CSR strategy and has further developed its stakeholder engagement in 2007 through, for example, the establishement of the new CSR Advisory Board. However, we believe the link between the stakeholder inputs to the material topics and the themes covered in the report could be strengthened. We recommend Fortis to further develop its materiality analysis in conjunction with its stakeholders and to report on this in the next report.
- Fortis recently acquired parts of ABN AMRO. During the integration process, we recommend that Fortis pay specific attention to the alignment of the CSR agendas of the respective businesses and to report on this process and the result in next year's CSR Report.

Amsterdam, 14 March 2008
KPMG Sustainability B.V.

Drs. W.J. Bartels RA (director)

Published and edited by
Fortis Corporate Social Responsibility
P.O. Box 2049
3500 GA Utrecht
The Netherlands
E-mail: csr@fortis.com

Concept and design
Dart, Amsterdam

Printed by
Thieme GrafiMedia Groep, Amsterdam

Binding
Binderij Hexspoor, Boxtel

Photography
Photo cover: Fortis Marathon Rotterdam
Jan Caudron (page 3)
Julien Pohl (page 8)
Roelof Pot (page 20)
UNDP / Andrew Gombert (page 27)
Erik Willems (page 29)

This Fortis Corporate Social Responsibility Report is published in English, Dutch and French. In case of any discrepancy between these versions, the English version shall prevail.

Dit Fortis Verslag Duurzaam Ondernemen is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies, heeft de Engelse versie voorrang.

Ce Fortis Rapport de Développement Durable est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, la version anglaise fera foi.

FORTIS
Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 565 11 11
Fax +32 (0)2 565 42 22

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 226 26 26
Fax +31 (0)30 226 98 38

csr@fortis.com

www.fortis.com/sustainability

990840/IE8949

Getting you there.

FORTIS

Annual Review 2007

Solid foundation, exciting perspectives





ABN·AMRO
FORTIS

11 October
Consortium bid for ABN AMRO declared unconditional

November
Sale of Fortis's stake in CaiFor, our insurance joint venture in Spain for a total of EUR 1.0 billion

Fourth quarter
- New top management structures
- Ping An becomes a key shareholder
- Fortis awarded Bank of the Year in Western Europe



The Banker Awards 2007

Fortis + ABN AMRO: A major player in Europe set for growth

- Passion for quality and service shared by more than 85,000 employees
- Benelux market leader with more than 10 million retail and commercial banking customers
- Strong European asset gatherer with assets under management of EUR 500 billion
- 2,500 retail branches and 145 Business Centres in Europe mean excellent accessibility

Top 3 European private bank
2007 Assets under management (in EUR billion)



1,239 UBS
511 Credit Suisse
221 Fortis+ABN AMRO
201 HSBC
194 Deutsche Bank
193 Barclays
189 BNP Paribas
167 Pictet
1 2 3 4 5 6 7 8

Top tier European asset manager
2007 Assets under management (in EUR billion)



971 Allianz
583 Natixis
552 Deutsche Bank
538 UBS
534 Crédit Agricole
472 AXA
416 Crédit Suisse
369 ING
363 Aegon
354 Société Générale
346 Legal & General
345 M&G
327 Fortis+ABN AMRO
1 2 3 4 5 6 7 8 9 10 11 12 13

Sound financial ratios
(in %)



100%
75%
50%
25%
0%
69.5
99.8
62.3
96.0
60.8
96.1
61.9
100
2004 2005 2006 2007
Cost/income ratio Bank
Combined ratio Non-Life

Return on equity
(in %)



30%
20%
10%
0%
19.3
21.6
23.0
22.0
17.1
2003 2004 2005 2006 2007

Internationalisation of workforce (in FTEs, x 1,000)



*Excluding Assurant in the US
80
60
40
20
0
19%
20%
30%
33%
37%
2003* 2004 2005 2006 2007
In Benelux
Outside Benelux as % of total

(IFRS) as adopted by the European Union.

Highlights

Key events in 2007



FORTIS
RBS
Santander





First quarter
- Acquisition of Dominet in Poland
- Fortis Investments opens new office in Hong Kong

13 April
Consortium of Fortis, RBS and Santander announces interest in acquiring ABN AMRO

29 May
Detailed offer by consortium totalling EUR 71.1 billion

Second quarter
- Acquisition of Captive Finance in leasing sector
- Postbank launched in Ireland
- Acquisition of Pacific Century Insurance in Hong Kong

6 August
Overwhelming majority of Fortis shareholders approve bid and capital increase

21 September
'2 for 3' rights issue of 896 million new shares announced for a total of EUR 13.4 billion

Third quarter
- Creation of international CSR Advisory Board
- Fortis wins first ever carbon auction in Brazil



DOMINET
BANK



FORTIS
FORTIS



Financial highlights

Net profit before results on divestments (in EUR million)



4,500
3,000
1,500
0
2,410
3,498
4,352
3,047
2004
2005
2006
2007
Banking
Insurance
General

Strong commercial activity in Banking (in EUR billion)



250
200
150
100
50
0
171.6
163.0
192.4
198.2
206.8
221.6
217.5
249.3
2004
2005
2006
2007
Deposits
Credit risk-weighted commitments

Strong commercial activity in Insurance (in EUR billion)



15
12
9
6
3
0
8.1
4.6
11.5
4.8
12.1
6.0
13.2
5.6
2004
2005
2006
2007
Gross inflow - Life
Gross written premiums - Non-Life

As from 2005, with comparative figures for 2004, Fortis has prepared its financial information in accordance with International Financial Reporting Standards

An extraordinary year

- Net profit came in at EUR 4.0 billion on continued **strong commercial activity** in banking and insurance. Total banking income went up 10%, supported by strong underlying growth in lending, deposits and funds under management. Gross inflow at Life and Non-Life advanced 9% on increases in all major revenue lines

Total income up over

7%

- Fortis was not immune to the impact of the turmoil in global credit markets, but we demonstrated our **strength and resilience**. Our strong balance sheet, robust recurrent earnings and sustained client activity have proved a diversified mix, confirming the validity of our business model and strategic direction

Confidence in solvency position

- **Acquisition of ABN AMRO** by a consortium of Fortis, Royal Bank of Scotland and Banco Santander. Our shareholders overwhelmingly supported the bid and subscribed to a rights issue of EUR 13.4 billion, one of the largest ever in Europe. This deal makes us a European leader in financial services set for sustained international growth

ABN·AMRO

FORTIS

RBS
The Royal Bank of Scotland Group

Santander

This is Fortis

Profile

Fortis is an international provider of banking and insurance services to personal, business and institutional customers. We deliver a total package of financial products and services through our own high-performance channels and via intermediaries and other partners.

Fortis is a leader in financial services in the Benelux region – one of Europe's wealthiest. Building on that leadership, we have developed an extensive European footprint in the retail banking market, operating through a variety of distribution channels. We offer financial services to companies, institutional clients and high net worth individuals and provide integrated solutions to the enterprise and the entrepreneur. Our unique expertise has made us a regional and in some cases global leader in niche markets, such as energy, commodities and transportation, and fund administration. We successfully combine our banking and insurance skills in growth markets in Europe and Asia, and we excel in bancassurance in several countries, like Belgium, Portugal and Malaysia.

Fortis ranks among Europe's top 20 financial institutions, with a market capitalisation of EUR 40 billion at year-end 2007. Together with ABN AMRO, we have a presence in over 50 countries and a dedicated, professional workforce of more than 85,000. All this makes us a leader in financial services in Europe, a top 3 private banker and a top tier asset manager.

Our vision

In a more complex yet more convergent world, innovation, speed and agility will be as crucial as scale, track record and reach. Fortis will stand out as a professional international financial services brand, recognised for its ability to deliver superior and sustainable stakeholder value by constantly anticipating and surpassing the needs of customers, investors, employees, partners and communities wherever we do business.

Our mission

Fortis provides compelling customer solutions creatively.

One of Europe's most dynamic and sustainable financial services brands, we deliver specialised, innovative and pragmatic customer solutions, across a network of channels and by leveraging our operational and entrepreneurial expertise.

Our growth strategy

- Strengthen our competitive position by focusing on the customer and optimising cross-selling
- Roll out our core competences built in Benelux to new markets
- Enhance our support functions to increase efficiency and facilitate controlled growth
- Accelerate growth through smart add-on acquisitions
- Concentrate on Europe while pursuing selective growth in Asia and North America

Our financial targets 2004–11

- Compound annual growth rate (CAGR) of net profit per share of at least 15%; this translates into 12% CAGR (2006–11) based on a 2006 cycle-neutral profit base
- RARORAC and return on equity of 18.5%
- Operating leverage of at least 250 basis points
- 30% of net profit generated outside Benelux by 2009
- Cash dividend at least stable or growing in line with long-term EPS growth

Sustainable stakeholder value creation

page 14
Customer focus

page 28
Growth engines

page 54
Efficient support

page 64
Geographical focus

This Annual Review highlights how we aim to deliver long-term value for our customers, employees, suppliers, shareholders and the community at large.

Our four core businesses

Key figures (in EUR million)

Business profile

Retail Banking
page 30


Contribution
to total income,
Retail Banking[1]
26%

Retail Banking		2006
Revenues	4,398	4,282
Expenses	(2,949)	(2,796)
Net profit	999	998
Cost/income ratio	67.0%	66.0%
Operating leverage	-1.6%	-1.0%
FTEs (year-end)	18,255	16,231

Retail Banking provides financial services to individuals, professionals and small businesses. Over six million active customers in eight countries currently use our integrated banking and insurance services, through proprietary and third-party networks, all embedded in a multi-channel environment.

Asset Management & Private Banking
page 35


Contribution
to total income,
Asset Management
& Private Banking[1]
7%

Asset Management*		2006
Revenues	451	358
Expenses	(300)	(239)
Net profit	102	89
Funds under management (in EUR billion)	133	121
Cost/income ratio	66.4%	66.3%
Operating leverage	-0.2%	9.2%
FTEs (year-end)	985	799

* Based on the 2007 organisational structure

Fortis has established itself as a strong European asset and wealth manager. Fortis Investments is an innovative investment solutions provider with EUR 133 billion in assets under management. Our multi-product development skills are delivered through a global network of 21 autonomous investment centres.

Fortis Private Banking aims to be the service provider of choice for high net worth and ultra high net worth clients, offering integrated and international solutions for their assets and liabilities. We have EUR 83 billion in assets under management and are present in 17 countries.

Merchant Banking
page 39


Contribution
to total income,
Merchant Banking[1]
32%

Merchant & Private Banking*		2006
Revenues	6,035	5,319
Expenses	(3,545)	(2,916)
Net profit	514	2,098
Funds under management (in EUR billion)	83	79
Cost/income ratio	58.8%	54.8%
Operating leverage	-8.1%	8.6%
FTEs (year-end)	16,308	14,330

* Based on the 2007 organisational structure

Merchant Banking offers tailored financial products and services to medium-sized Europe-oriented businesses and large international companies and institutions. We have established a strong regional or global position in many of our products and skills, making us well-placed to capture growth opportunities.

Insurance
page 46


Contribution
to total income,
Insurance[1]
35%

Insurance		2006
Gross inflow[2]		
• Life	13,169	12,126
• Non-Life	5,483	5,033
Operating costs	(1,413)	(1,341)
Net profit	2,534	1,419
Operating leverage	-3.8%	-2.0%
Combined ratio (Non-Life)	100.0%	96.1%
FTEs (year-end)	14,967	13,106

Fortis is a prominent player in the international insurance market. We tailor our insurance solutions to our customers' needs, be they retail clients, SMEs or corporate clients in selected markets. We stand out by virtue of our leadership in several markets, including our home market – the Benelux countries – and our strong positions in the bancassurance and broker channels. We draw on our existing skills in distribution, operations and products outside our home market, allowing us to establish leadership positions in selected European and Asian markets.

[1] Total income, net of interest expense. Excluding Other Banking and General.
[2] Excluding non-consolidated companies at Insurance International.

Business strategy

- Improve client satisfaction by implementing a fully segmented customer approach
- Adapt organisation to accelerate international development
- Continue to invest in our core markets and in developing new ones
- Develop consumer finance by leveraging existing networks
- Focus on bancassurance through our integrated distribution network
- Pursue cross-channel distribution strategy

- Integrate ABN AMRO's asset gathering activities swiftly and seamlessly
- Leverage combined asset management capabilities in new territories (e.g. parts of Asia and the Americas) and accelerate private banking growth in the Asian region
- Enhance product offering with innovative solutions for assets and liabilities

---

- Become the reference European cross-border partner for enterprise and entrepreneur
- Pursue focused growth by leveraging key client relationships and strong product franchises
- Sustain competitive edge by developing specialised financial services
- Exploit opportunities in the US and Asia by following key clients and leveraging existing expertise
- Continue to build excellence in operations, risk and IT

- Create revenue synergies by leveraging our insurance skills across borders and businesses
- Focus continuously on clients to adapt product portfolio and align multi-distribution strategy with changing consumer needs
- Capitalise on multi-local character of insurance business
- Create scale optimisation and apply best practices
- Enter new markets in Europe and Asia through start-ups and acquisitions

Market position

Firm footprint in Europe
- Market leadership in Benelux – one of Europe's wealthiest regions: no. 1 credit card issuer and, together with ABN AMRO, no. 1 in retail financial services
- 2,500 Fortis branches across Europe, together with ABN AMRO network
- Around 100 credit shops in Germany, more than 180 in Poland and four in Turkey
- Products offered via post office network in Belgium and Ireland
- Independent brokers in the Netherlands and in Poland; tied agents in Belgium
- Consumer finance offering in seven countries with 220 million inhabitants; 4 million credit card holders in Benelux and Turkey

---

Solid platforms in asset gathering
- Top tier global market position with an extensive asset management product offering sold in over 30 countries
- Together with ABN AMRO: European top 3 and strong Asian growth platform for wealth management on behalf of high net worth individuals

---

Strong market positions in niches
- Strong leadership position in Benelux
- High penetration among selected European customers (e.g. internationally active SMEs)
- Leading worldwide position in several specialised sectors (e.g. top 3 position in renewable energy, top 3 in commodities and top 5 in the shipping industry)
- 145 Business Centres, including those of ABN AMRO, across 19 countries Europe-wide and in China
- Leading global service provider in funds administration and financing and in on-exchange derivatives and securities clearing services for professional counterparties
- Top 3 global administrator in the hedge funds industry
- Top European player in international leasing and commercial finance
- Worldwide leader in trust and corporate services
- Solid private equity investment expertise coupled with a diversified alternative investments portfolio

---

Top 10 player in Europe's insurance market, leadership of selected Asian markets
- Largest insurer in Belgium: no. 1 in life, no. 2 in non-life and leading position in group life
- Third-ranking insurer in the Netherlands, with leading position in individual life and non-life cover, disability insurance and niche markets (travel and leisure, funeral policies)
- Leadership position in bancassurance in other selected countries (Luxembourg, Portugal, Malaysia, Thailand and China)
- The UK's third largest private car insurer based on volume
- The UK's fourth largest travel insurer
- Fortis Corporate Insurance leading Benelux player in commercial lines
- Largest Chinese/foreign joint venture in China

Key developments in 2007

- The introduction of MiFID in November has helped Fortis to provide enhanced customer care with personalised investment advice
- Reorganisation of Belgian branch network in order to refine customer segmentation and increase commercial autonomy
- Investment in network: 45 cash points in Belgium and 41 new branches (total of 243) in Turkey
- Acquisition of Dominet in Poland
- Postbank, the 50/50 joint venture with An Post in Ireland, starts operating at over 250 post offices

---

- Fortis Investments acquires investment trust management activities in Japan
- Equity funds delivers strong performance
- Seventh consecutive year of double-digit net profit growth at Asset Management
- Chinese joint venture with Haitong Securities receives QDII licence
- Successful launch and placement by Private Banking of a basket of real estate funds, with subscription from many different countries

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- Reinforcement of our global carbon banking leadership through sizeable transactions involving Certified Emission Reductions (CERs) with over 15 counterparties
- Increased number of deals in Specialised Finance, Investment Banking and Global Markets, thanks to close cooperation across business lines
- Double-digit growth at Commercial Banking, gaining market share in Europe
- Cooperation agreement with Intermarket Group, enabling us to extend our product range in Central Europe to include factoring
- Integration of Merchant Banking and Commercial Banking, enhancing cross-selling opportunities

---

- New, flexible multi-product packages in Belgium targeting different markets (dental, bakery, pharmacy)
- New direct distribution concepts in the Netherlands, e.g. motor insurance via brokers (Budgio) and web-based direct sales (Ditzo)
- Continued rollout of multi-channel distribution in Europe, e.g. in the UK (affinity market with Marks & Spencer), France (private banking clients), Germany (credit life products)
- Acquisition of Hong Kong-listed Pacific Century Insurance Holdings in June 2007, since delisted and rebranded to Fortis Insurance Company (Asia) Limited
- Successful start-up of Indian life insurance firm with multi-channel distribution focus. Fortis owns 26%

In November 2007, Fortis announced that it would restructure its organisation as of 1 January 2008: Asset Management (formerly part of Retail Banking) and Private Banking (formerly part of Merchant & Private Banking) now form a single business.

Major player in Europe

We seized the unique opportunity in 2007 to be part of the largest and most ambitious takeover in the history of the financial industry. The acquisition of selected ABN AMRO activities – the retail, commercial and corporate banking operations of Business Unit Netherlands and the global Private Clients and Asset Management Business Units – will benefit all our stakeholders. Pooling our proven expertise in service quality, product development, transaction banking and distribution channels will give our combined businesses enormous potential to innovate, invest in the best talent in the market and take the lead in product and technological development while continuing to contribute substantially to the communities they serve.

Benelux market leader in financial services

Number one in the Benelux region, with top positions in all segments

	Benelux	Belgium	Netherlands	Luxembourg
Retail banking	**No. 1**	No. 1	No. 3	No. 2
Consumer lending	**No. 1**	No. 2	No. 1	No. 2
Commercial banking	**No. 1**	No. 1	No. 1	No. 1
Private banking	**No. 1**	No. 2	No. 1	No. 3
Insurance	**No. 2**	No. 1	No. 3	No. 2

Top tier European asset gatherer

High growth profile with strong European asset gathering platforms

- No. 3 European player in private banking with more than EUR 200 billion in assets under management
- Top tier European asset manager with more than EUR 300 billion in assets under management

Benefits for customers, employees and the community

- Customers to benefit from enhanced product offering and distribution network
- Growing industry leader to offer greater opportunities for talented employees
- Deeply rooted in and strongly committed to local communities

Integration

- Based on our experience in this area, the integration will be a lengthy and carefully planned process, in the interests of our customers and businesses
- The demerger of ABN AMRO's asset management business is expected to be completed at the end of the first quarter of 2008; this will allow for a swift integration with Fortis Investments
- The other ABN AMRO businesses acquired will be demerged and integrated over a three-year period

Where to find it

Another extraordinary year	inside front cover
Highlights	inside front cover
This is Fortis	1
Message from the Board of Directors	6
Getting you there – our accelerated growth strategy	9
Management's Discussion and Analysis	
Financial performance	
• An overview	16
• Balance sheet	17
• Income statement	17
• Solvency	24
Business review	
• Retail Banking	30
• Asset Management & Private Banking	35
• Merchant Banking	39
• Insurance	46
• Support functions	56
Risk management: an overview	59
Corporate Social Responsibility	62
Governance at Fortis	66
Shareholder information	83
Auditors' statement	87
Glossary	88
Where you'll find us	92
10-year financial highlights	inside back cover

You can find an online version of our annual report at:

www.reports.fortis.com/2007

It includes useful extra functions like cross-links, keywords, table exports, an online glossary, an interactive chart generator and a print manager.

The Financial Statements for 2007 are available as a separate volume.

Index

ABN AMRO *inside front cover, 4, 6, 10, 12, 13, 21*
Annual General Meeting *6, 67, 69, 77, 86*
Assets under management *inside front cover, 20, 36*
Balance sheet *17, 26, inside back cover*
Basel II *59, 72, 83, 88*
Board committees *71*
Combined ratio *inside front cover, 16, 22, 49, 51, 52*
Cost/income ratio *inside front cover, 16, 18, 33, 37, 43*
Customer focus *15*
Directors
- **Attendance** *80*
- **Board of Directors** *8, 69, 80*
- **Remuneration** *70, 77*

Dividend *6, 10, 83, inside back cover*
- **Policy** *83*

Economic capital *60*
Employees *6, 9, 11, 13, 18, 22, 31, 36, 40, 46, 57, inside back cover*
Executive Committee *8, 73, 82*
- **Remuneration** *73*

Financial calendar *86*
Financial performance *16*
- **Banking** *18*
- **Insurance** *22*

Financial targets *1, 10*
Fortis Investments *35*
Geographical focus *65*
Growth engines *29*
Income statement *17, 27, inside back cover*
Internal control *74*
Investor relations *86*
Joint ventures *30, 32, 38, 48*
Lippens Code *76*
Operating leverage *10, 21, 33, 37, 43*
Ping An *7, 68*
RARORAC *61*
Rating *85*
Return on equity *inside front cover, 10, 18*
Share *69*
- **Performance** *84*
- **Stock exchange listing** *83*

Shareholders *68, 85*
Solvency *16, 23*
Strategy *1, 6, 11, 30, 35, 39, 46*
Subprime *6, 9, 16, 20, 44, 60*
Support functions *54, 56*
Tabaksblat Code *77*
Value at Risk *60*

Message from the Board of Directors

We are pleased to report that 2007 was a remarkable year, both strategically and operationally.

- Fortis's full-year net profit came to EUR 4.0 billion, 8% lower than in 2006 and including a realised capital gain on the sale of CaiFor. Our financial results carry the burden of impairments on our subprime CDO portfolio. We took appropriate steps to curtail our CDO activities and decided to apply a very stringent valuation model to super senior CDOs with subprime exposure. This led to relatively high coverage ratios but reduced our net profit before divestments to EUR 3.0 billion. But the continued focus on the fundamentals of our businesses as well as selective divestments allow us to confirm our confidence in our solvency and liquidity position.
- The acquisition of ABN AMRO was the largest transaction that the financial industry has ever witnessed.
- Our shareholders endorsed the strategic and financial merits of the ABN AMRO bid by overwhelmingly supporting the transaction and by subscribing to the rights issue of EUR 13.4 billion.

Fortis has successfully focused on delivering tangible value for its customers, as evidenced by a strong commercial performance in 2007. Our underlying profit remains solid, giving us confidence in our ability to deliver on our long-term targets, despite the volatile environment. That is why we are proposing to pay a final dividend per share of EUR 0.59 in cash, bringing the total dividend to an adjusted EUR 1.18.[1] This is in line with our policy of a stable or growing dividend.

Taking good care of business

We continued to implement our growth plans this past year, despite difficult market conditions. Our 65,000 employees around the world continued to grow our business, thanks to a strong customer focus and sustained commercial activity:

- Retail Banking saw customer deposits rise by 2% and loans to customers by 8%.
- Continued investment in our growth engines – such as Commercial Banking, the Energy, Commodities & Transportation business, Corporate & Public Banking and selected growth markets – will remain a key element of our expansion. The sharp rise in net interest income was fuelled chiefly by volume growth in loans and deposits.
- Asset gathering at Asset Management & Private Banking reported inflows of EUR 12.3 billion, despite the turmoil in global capital markets. The significant increase in net commissions and fees was generated mainly by higher funds under management.
- Fortis Bank Polska and Dominet Bank initiated their merger, giving us a strong foothold in the growing Polish market.
- Insurance performed very well across all divisions – Belgium, Netherlands and International – with total gross inflow climbing 9% to EUR 19 billion.
- In Hong Kong, PCI was fully integrated and rebranded into Fortis Insurance Company (Asia) Limited.

Despite worldwide uncertainty in the financial markets in the second half of the year, we benefited from a strong funding base – crucial to safeguarding our healthy liquidity position.

Transformational acquisition

We believe that our acquisition of selected activities of ABN AMRO can be described as truly transformational. The move will allow us to accelerate the growth strategy we launched in 2005, underlining our position as one of Europe's most dynamic and sustainable financial services providers.

This historic acquisition sets the stage for an exciting future for Fortis. We can look forward to solid long-term growth prospects in a number of selected businesses. The deal will bolster our Benelux core competences and it will give us the opportunity to leverage our capabilities in bancassurance. The transaction will also fuel international wealth management as a growth engine, operating within a single integrated network with a large European footprint and a strong Asian growth platform. What's more, the acquisition will transform us into a leading asset manager. Based on how both companies have performed in the past, this business's combined product range achieves scale in core growth products.

[1] For more information about the adjusted dividend, see the explanatory box in the 'Shareholder Information' section on page 83 of this report.

The compelling strategic logic of our acquisition of the selected ABN AMRO businesses has become even more relevant during this period. Not only are these activities delivering a better-than-expected 17% rise in underlying profits, they are providing additional distribution power, increasing our retail funding capacity and, last but not least, providing us with a large and very predictable earnings stream and lowering the overall risk profile of our company.

Strategically attractive as it was, the ABN AMRO deal required a great deal of judicious financial planning that had to take account of the volatile global markets. That did not stop us, however, from successfully placing a number of financing instruments and mounting one of the largest rights issues Europe has ever seen. We are sincerely grateful to our shareholders for the solid backing they gave to our strategy, as expressed during our historic and highly successful capital-raising operations.

The deal has been done, and it is now up to us to make it work. As with any large-scale integration, it will take time. Based on our own assessment and experience, we estimate that the entire transition and integration process may take up to three years, until the end of 2010. This timeframe will allow us to execute our plans with minimal disruption to customers. The transition process so far allows us to confirm our previously announced financial assumptions and growth expectations.

Key shareholder

Our long-term vision, focused strategy and sound performance have convinced Ping An, the second-largest life insurer and one of the most highly respected financial institutions in China, to become a key shareholder of Fortis. We believe we can cooperate successfully with this important player in a number of strategic and commercial areas in Asia, such as asset management and private banking.

This vote of confidence will give us greater access to the Chinese market and will lift our overall growth potential. In line with our ambition to pursue growth opportunities outside the Benelux region, and in particular in Asia, we will propose to the Annual General Meetings of Shareholders on 29 April 2008 the appointment of Louis Cheung Chi Yan, Executive Director and Group President of Ping An, to the Board of Directors of Fortis.

Jean-Paul Votron (CEO) and Maurice Lippens (Chairman)



Recognition

They say that a company is only as good as the people it employs. Nothing could be more true: this extraordinary year was only made possible by a truly exceptional team. We would like to thank each of our employees for their rock-solid dedication to consistently delivering an outstanding performance across both banking and insurance. Thanks to them, we were able to take a number of major strategic steps in growing our business.

Our efforts have been recognised outside the company too. We were the proud recipient of several accolades in 2007, all of which are mentioned throughout this Annual Review.

Governance changes

Like everything else, our management has not stood still during this eventful year. We reorganised our Executive Committee while honouring our commitment to internationalisation. The Luxembourger Camille Fohl and the Canadian Alain Deschênes were appointed to the Committee with effect from 1 January 2008. Camille Fohl, CEO of Fortis Commercial Banking since 2005, has become CEO of Retail Banking. He takes over from Jos Clijsters, who left Fortis at the end of 2007. We owe Jos Clijsters a great deal for all he has done for Fortis. His energy, communication skills and drive to provide ever better services inspired and motivated numerous colleagues over the years.

Alain Deschênes, Chief Information Officer since 2005, was appointed Chief Operating Officer with effect from 1 January 2008. He succeeds Herman Verwilst, who remains responsible for Human Resources. In his capacity as Deputy CEO, Herman Verwilst gives the CEO greater scope in delegating executive duties. Lex Kloosterman, meanwhile, now heads up Asset Management & Private Banking, a combined business designed to successfully integrate the acquired ABN AMRO activities.

Karel De Boeck, former Chief Risk Officer, was appointed Vice-Chairman of the Managing Board of ABN AMRO as from 1 November 2007. He is in charge of the transition process there and leads the Transition Management Committee.

Jozef De Mey stepped down from the Executive Committee as Chief Investment Officer on 31 December 2007. Throughout the years, Jozef De Mey has been instrumental in enhancing Fortis's insurance activities, not least by negotiating several successful joint ventures. We will continue to count on his expert advice in his new role as adviser to the CEO.

At the Board of Directors, Jan Slechte stepped down as non-executive director at the end of the Annual General Meetings of Shareholders of 23 May 2007, as he had reached the age limit. Jan Slechte has been a Fortis Board Member since 1996 and became Vice-Chairman of the Board in 2002. We are very grateful for his invaluable contribution to Fortis's development and to the Board's activities. Jan-Michiel Hessels has succeeded Jan Slechte as Vice-Chairman.

Baron Piet Van Waeyenberge, who will reach the 70-year age limit in 2008, is no longer eligible for re-election as a Board Member. Since 1988, the Board has benefited greatly from his extensive business and management experience in Fortis's home markets. We are very grateful to Baron Van Waeyenberge for the significant contribution he has made to the development of Fortis and to the Board's endeavours.

On 23 May 2007, the Annual General Meetings of Shareholders approved the proposal put forward by the Board of Directors to appoint a second executive director in addition to the CEO. In that context, Herman Verwilst, our Deputy CEO, was appointed executive director for a three-year term.

Stakeholders set the benchmark for our success

In the past twelve months, we accomplished what at first seemed impossible: we delivered sound underlying results while making one of the biggest acquisitions ever. ABN AMRO and Fortis are destined to become a formidable team capable of achieving great things in the future. But this is just the beginning of our journey together. As we move forward, we will keep our focus firmly on our customers. Our goal is to make our businesses the reference in client care, customer satisfaction, reliability and professionalism. Always remaining alert, we will continue to look for ways to grow our revenue, realise synergies and generate shareholder value.

As proud as we are of our achievements, success can only be declared by our stakeholders – our customers, shareholders, employees and the community at large.

Jean-Paul Votron
Chief Executive Officer

Maurice Lippens
Chairman of
the Board of Directors

Getting you there – our accelerated growth strategy







These are exciting times for Fortis. Besides delivering a solid underlying performance last year, we made one of the biggest acquisitions in the history of the financial industry. Fortis CEO Jean-Paul Votron talks below about this groundbreaking deal and about other important developments.

Are you satisfied with Fortis's financial performance?
I have repeatedly emphasised the importance of maintaining our focus on delivering results – and that's exactly what we've done. We continued to implement our growth plans in 2007, and our strong underlying performance demonstrates the resilience of our revenues even under difficult market conditions. Like other financial institutions, we were hit last year by the global credit crunch and extreme weather-related claims. Our financial results carry the burden of impairments on our subprime CDO portfolio. Given the adverse market conditions, we pursued a prudent approach and took total subprime-related impairments of EUR 2.7 billion at Banking. But our underlying profit remains solid and our solvency strong.

Do these results put you on track to meeting the long-term targets you raised in March 2007?
Our commercial performance in 2007 demonstrates that our business model and strategic direction are sound, regardless of the market conditions. We were not the only company to feel the turbulence that struck global equity markets last year. But our performance management process, built around a series of long-term strategic priorities and financial targets, and the continued focus on our strategy give us the tools to deliver a strong performance. The scorecard presented on page 10 of this Annual Review shows how far we have come in meeting our 2004–11 objectives.

The fact that our focus extends beyond financial targets is also reflected in our non-financial accomplishments.

How did your businesses perform amid all the turbulence in the second half of the year?
They fared well. My thanks to the 65,000 employees around the world who delivered these results, despite the unstable environment. Banking saw its net profit excluding subprime-related impairments hit EUR 3.5 billion, going 10% beyond its very solid results in 2006. This demonstrates the resilience of our diversified earnings sources to the market turmoil and our sustained commercial progress. Commercial activity remained buoyant, as evidenced by the growth in lending, deposits and funds under management. Total income growth, however, was offset by rising expenses, as we continued to invest in growth programmes.

Insurance had a good year too, with net profit before divestments amounting to EUR 1.6 billion, up 12% on 2006.

Value delivered over 2004–07 period

Scorecard	2004-11 objectives		2004–07 performance	Comments
Financial targets	Net profit (excluding results on divestments) per share CAGR of at least 15%; this translates into 12% CAGR in 2006–11, based on the 2006 cycle-neutral profit base of EUR 3.8 billion	✗	-2.5% to EUR 1.75	Cycle-neutral net profit at EUR 4.2 billion in 2007, up 10% on 2006 base
	Average operating leverage of at least 250 basis points (or 2.5%) in			
	• Banking	✓	4.2%	
	• Insurance	✓	2.7%	
	Risk-Adjusted Return on Risk-Adjusted Capital (RARORAC) of at least 18.5%	✓	24%	RARORAC of 25% in 2007
	Return on equity of at least 18.5%	✓	21%	Return on equity of 17.1% in 2007
	Cash dividend at least stable or growing in line with long-term earnings per share growth	✓	Stable in 2007 at EUR 1.18	10-year dividend CAGR of 13%
Strategic priorities	Strengthen focus on organic growth	✓		Net interest income (+3%), fees and commission income (+11%) and insurance premiums (+7%) fuelled revenue growth
	Sharpen customer focus as key to sustainable and controlled growth	✓		See examples on page 15 and throughout the rest of this Annual Review
	Increase share of non-Benelux net profit to at least 30% by 2009	✓	21%	This figure is based on net profit before subprime impairments and CaiFor
	Seize non-organic growth opportunities to accelerate our plans	✓		Acquisition of Dominet, Pacific Century Insurance and selected ABN AMRO activities

Gross inflow at Life went up in all countries, as did gross written premiums at Non-Life, supported by various product innovations. This robust result was achieved despite the severe impact of the turbulence on the global capital markets, Windstorm Kyrill in Western Europe and flooding in the UK.

Why did you change your management structure as of 2008?
We need the right management structure in place to guarantee successful integration of the newly acquired ABN AMRO businesses and to develop Fortis as a whole. The former Executive Committee – now the Group Executive Committee – has been recomposed and responsibilities redistributed. At the same time, we installed a Business Executive Committee, which works closely with the Group Executive Committee. The individual members of the Business Executive Committee are primarily responsible for the respective businesses and support functions they lead. As a team, it's their job to execute Fortis strategy and policy, as defined by the Fortis Board of Directors.

The ABN AMRO deal has been referred to as 'transformational'. Does it represent a departure from your international growth strategy?
No. We still aim to generate 30 per cent of our net profit outside the Benelux region. Not only did we acquire businesses in the Benelux countries, we also reached beyond – by taking over ABN AMRO's global asset management and private banking operations. The main ingredients of our growth strategy are unchanged:

- strengthen our competitive position by focusing on the customer and optimising cross-selling opportunities;
- roll out our core competences built in Benelux to new markets;
- enhance our support functions to increase efficiency and facilitate controlled growth;
- concentrate on Europe while pursuing selective growth in Asia and North America;
- accelerate growth through smart add-on acquisitions.

Non-financial priorities

	Objective	Some major accomplishments
Customers	To be the preferred supplier of financial services	• Increased number of access points • Enhanced banking services adapted to client groups • Improved accessibility for customers with special needs
Employees	To be an employer of choice	• International programme to attract talent • Over 20,000 new hires in 2005–07 • Launch of a new diversity and inclusion policy • 37% of our workforce is based outside the Benelux countries • Market recognition: best employer awards in Belgium and the Netherlands • All of our top 3,000 managers participated in a three-day 'Leadership for Growth' training seminar, designed to inspire managers, communicate the Fortis strategy and provide the tools to build leadership skills • International Challenge, with Fortis employees from all over the world raising money for SOS Children's Villages
Shareholders	To create value	• High dividend return: EUR 1.18 or 8.3% of share price
Community	To conduct business in a socially and environmentally responsible way	• Inclusion in main sustainability indices • Drafting of Fortis Human Rights Statement • Implementation of our Carbon Neutrality Programme • Implementation of specific sector policies (e.g. shipping, agri-commodities, defence industry) • Endorsement of international standards and guidelines (e.g. revised Equator Principles, UN Global Compact) • The Fortis Foundations, now active in five European countries (Benelux, France and Poland), engaged our employees in large-scale and wide-ranging volunteer work

The compelling strategic logic of the acquisition became even more evident during the recent global credit crisis. These activities bring us additional distribution power, increase our retail funding capacity and – most importantly – give us a large and highly predictable earnings stream from our Benelux home market, thereby lowering our risk profile. In other words, the transaction allows us to accelerate our growth strategy, to stay true to our mission and to remain one of Europe's most dynamic and sustainable financial services brands.

How will the integration be managed, and what are the next steps?
In legal terms, ABN AMRO is now owned by RFS Holdings – a holding company owned jointly by Fortis and its consortium partners. We and the ABN AMRO management worked together superbly to draw up a transition plan, which was submitted to the Dutch central bank in December 2007 and approved in March 2008. The purpose of the plan is to examine from every angle the consequences of separating the different business units and what we have to do to disentangle them without disruption to clients.

We are making good progress with our plans for the integration of ABN AMRO, with motivated and creative teams working at full speed. Fortis will play an important role in the separation and integration process over the coming three years, building on our experience and a series of successful integrations. We are now in a position to demerge ABN AMRO's asset management activities and subsequently integrate this business with Fortis Investments.

We have to keep in mind that, in the interests of our customers and the business, the whole integration is going to be a lengthy and painstaking process. Actually splitting up ABN AMRO should take about 24 months. Once this is accomplished, we will start integrating the last business

Fortis after the integration of ABN AMRO

Creation of a top European financial institution

- Creates a market leader, with more than 10 million customers in the Benelux region alone
- Over 85,000 employees worldwide
- 2,500 retail branches and 145 Business Centres across Europe
- 9,460 insurance brokers and agents in Europe and 81,541 in Asia

Unique opportunity to strengthen Benelux core competences

- Number one in Benelux in retail and commercial banking
- Superior customer reach and skills in commercial banking, such as leasing and factoring
- Opportunity to exploit core competences in bancassurance

Expansion of asset management growth platform

- Top tier asset manager with more than EUR 300 billion in assets under management globally
- Larger geographical footprint and enhanced offering to third-party distributors
- Combined product range expected to reach top quartile position across many asset classes and achieve scale in core growth products

Fuelling of international wealth management growth engine

- Third largest European private bank with more than EUR 200 billion in assets under management
- Single integrated network and a large European and Asian footprint
- Dedicated, broad and differentiated service offering for high net worth and ultra high net worth clients

unit, by which time the first businesses may have already completed integration. It's here that our experience in successful integration really counts: where discipline, sound analysis and careful planning will bring success.

How will Fortis guarantee its high level of service to customers during the transition?
Our customers have always been – and will continue to be – our number one priority. The new combination will be able to offer them a wider range of products, more possibilities for innovation and product development, access to greater expertise and a strong local presence. Clients have already begun to experience the benefit of a strengthened product capability. In January, for instance, we launched the first ABN AMRO investment product into the Fortis network. Despite the magnitude of the acquisition, we will by no means neglect the day-to-day business that our customers rely on. The transition plan identifies potential issues and defines the actions required during each stage of the process. It is in our interest to ensure a smooth transfer, one which preserves the high standard of service that customers are accustomed to receiving.

What about the new corporate culture?
Building a new culture will be a major theme in the coming months. Some mergers and acquisitions fail because of a lack of cultural sensitivity. That's a fatal mistake we are determined not to make. Together we are defining a new culture, one which takes the best features of both Fortis and ABN AMRO. Our customers, our employees and other stakeholders need to know what the combination of Fortis and ABN AMRO stands for. Specifically, what behaviours will highlight who we are and how we want to be perceived in the future. I believe there is a direct correlation between having a strong culture and achieving bottom line success. Fortis itself has undergone a cultural revolution over the past three years and has demonstrated it can create a performance-driven culture through inspired leadership throughout the company. The process is in place and we can roll it out in the new business. We will invest in training and will launch a number of company-wide and business-specific initiatives to facilitate the introduction and bedding down of this new culture.

When will you disclose more information about the consequences of the transition for the workforce?
We have maintained a close and highly constructive dialogue with the Works Council throughout this process and will continue to do so as we move forward. People are the company's greatest asset, and we want to retain great talent to help us build a strong, dynamic and successful company together. We at Fortis have an exceptional track record of engaging with the Works Council and trade unions and we recognise that their support for what we are trying to achieve is absolutely critical. For the purposes of separation and integration, employees will follow the business unit in which they are primarily engaged. We are committed to managing job losses through voluntary measures, including natural attrition, redeployment and voluntary redundancy. Right from the outset, we have clearly and consistently communicated the impact we expect integration to have on jobs. At the same time, we confirmed our commitment that there would be no compulsory redundancies in the Netherlands. We've also set up a central employment office to facilitate job placements so that people can fully benefit from the opportunities available.

Will the fact that Ping An is now a key shareholder affect Fortis's strategy in China and Asia?
China is a target market in our global strategy, and we have had a presence in the country since 1902. Under this transaction, Ping An and Fortis have agreed to explore joint opportunities in strategic areas such as asset management and private banking. The fact that Ping An is now a key shareholder should help improve Fortis's profile in China, while having Louis Cheung Chi Yan as a Fortis Board member will allow us to better understand the Asian markets.

Throughout its history Fortis has been through periods with large strategic shareholders and periods with a more fragmented shareholder base. Either way, Fortis has always been able to execute its strategy and create value for its shareholders. It is encouraging to see that Fortis is an attractive company for existing and new shareholders – both retail and institutional investors.

The second half of 2007 and early 2008 were dominated by market uncertainty and high volatility. What do you expect for 2008, and what is on your agenda for the year as CEO?
While we remain confident of our business model and our ability to deliver, we expect the markets to remain challenging for the foreseeable future. We will therefore intensify our efforts to control costs, in line with our commitment to the operating leverage target, and focus on risk management.

For 2008, I will have four priorities. One, I will make sure that we continue to focus relentlessly on serving our customers, profitably growing our franchise and further building on our business momentum. Two, I will oversee the successful integration of the acquired ABN AMRO businesses, which will also necessitate timely execution of the EU remedies. Three, I am committed to further improving our cost efficiency, including the strict application of our gated funding mechanisms for growth investments. Finally, my fourth priority will be to maintain our sound solvency position.

Customers can count on us

Europe was hit by a **fierce storm** in January 2007. A fascinating day's weather for the meteorologists perhaps, but for many people it simply meant a lot of damage, followed by a phone call to the insurer. That's where we came in. In the Netherlands, **Fortis ASR** registered a total of 2,500 claims and some 15,000 calls in the first week following the storm. Our goal was to process all the claims as quickly as possible. After all, customer satisfaction largely reflects people's experience in the event of a problem. Intermediaries were informed directly that the threshold for claims they could process themselves had been raised. In Belgium, **TeleClaims** efficiently handled the more than 10,000 claims for the banking channel and **Home Team** for the broker channel.




Anticipating needs

Customer focus

One step ahead

More price-conscious and better informed than ever, customers today want straightforward products and services – or at the very least reliable help in navigating through the maze of what is on offer. That's why Fortis's Retail Banking business has been adopting technology-driven models: we have installed more self-service machines, further computerised our administrative processes and are making more systematic use of data mining. This approach will benefit our customers, and it will free up staff time for face-to-face contact.

We are proud to be a market leader in Belgium. But our ambition goes further than size – we also want to be the best one: the bank with the most satisfied customers and a first-rate offering of products and services. To help us achieve that goal, all branches in Belgium will be refurbished as of 2008, and at least 500 of them will be converted into 'open branches'. A friendly welcome, mobile staff and separate meeting rooms will all add up to intensive, proactive customer contact. This winning formula will allow staff to concentrate on their most important task – helping customers get where they want to be, by offering more personalised, top-notch advice and solutions. The affluent and small business segments in particular will benefit from a more efficiently organised sales network that works together closely and knows its clients' needs. And all our customers will experience the advantages of our personal service approach as well as best practices that have been adopted across the board.

The result of all these efforts? Creative customer solutions and a higher standard of service. That's the Fortis way of doing business.

In a survey by AT Kearney of almost 500 Belgian brokers, Fortis AG – which sells insurance via the intermediary channel – scored the highest broker satisfaction in individual life and in non-life and second highest in group life.

Fortis continued to dominate the Benelux rankings of the Thomson Extel Pan-European Survey in 2007. This survey of buy-side firms rated us number one for both Equity Sales and Country Analysis, and our sales and research teams came in first in the Benelux Mid and Small Caps categories.

Our Belgian Customer Contact Centre, staffed by a team of 186 people, obtained an ISO 9001 certificate. This quality guarantee label is awarded by independent assessors, like Callmetrics, based on the objective evaluation of optimised processes and customer satisfaction. We are the first in the Belgian financial sector to obtain this highly valued label.

Financial performance

2007

An overview

Net profit attributable to shareholders reached EUR 4.0 billion, 8% lower than in 2006 and including a realised capital gain of EUR 947 million on the sale of CaiFor. We applied a prudent approach, using stringent assumptions, and took an impairment of EUR 2.4 billion pre-tax on our super senior subprime CDO exposure, which mainly impacted the Banking segment result.

Revenue

Total income at Banking climbed 10% to EUR 11.2 billion, with more than half the increase coming from the rise in net interest income and net commissions and fees and the rest from capital gains and the ABN AMRO businesses acquired.

At Insurance, total gross inflow grew by 9% to EUR 18.7 billion. Life advanced 9% to EUR 13.2 billion, thanks to robust growth of bancassurance sales and the inclusion of the newly acquired Hong Kong life insurance business. Non-Life gross written premiums increased by 9% to EUR 5.5 billion, based on sound margins and driven by product innovation across all countries.

Efficiency

Total expenses at Banking went up 12% to EUR 6,928 million in 2007. Two-thirds of this growth was fuelled by business developments at Merchant & Private Banking while the remainder stemmed from Retail Banking and Asset Management. Various investments in growth accounted for 6%, while underlying cost growth was 4%. The cost/income ratio for 2007 stood at 61.9%.

At Insurance, our continued drive to enhance efficiency improved the expense ratios, with the 5% increase in operating costs being offset by 9% premium growth. Strict cost control programmes compensated for start-up costs of new product-market combinations in Europe. The effects of Windstorm Kyrill and floods in the UK and, to a lesser extent, of global capital markets almost halved the technical result to EUR 319 million (down 44%), with the combined ratio amounting to 100%. Excluding the natural disasters, the combined ratio remained at 95.7% versus 96.1% in 2006.

Credit quality

The change in provisions for impairments reached EUR 2.8 billion in 2007, mainly due to the impairments we took on US subprime-related investments (EUR 2.7 billion) at Banking. Fortis applied a prudent approach to impairments, using strict assumptions on the super senior CDO portfolio with subprime exposure. The credit loss ratio – calculated as a percentage of average credit risk-weighted commitments – came in at 116 basis points. Excluding the subprime super senior CDO-related impairments, the overall credit loss ratio arrived at 5 basis points, reflecting strong overall credit quality. Adjusting for the change in IBNR methodology, the credit loss ratio stood at 13 basis points, in line with earlier guidance and still well below the cross-cycle credit loss ratio of around 25 basis points.

Solvency

The amount of our core equity above target increased by EUR 4.4 billion from EUR 1.8 billion to EUR 6.2 billion at year-end 2007. The Tier 1 ratio strengthened from 7.1% to 9.5%, and the core equity ratio improved from 6.0% to 8.6%. The total capital ratio decreased to 10.1% from 11.1% at year-end 2006. Fortis Insurance's core equity ratio and total solvency ratio declined from 233.5% to 209.2% and from 269.3% to 235.1% respectively. Both ratios are still well above the respective targets of 175% and 225% of the required minimum.

Contribution of ABN AMRO

Net underlying profit of the acquired ABN AMRO activities, excluding a number of one-offs and integration costs, amounted to EUR 1,355 million in 2007, up 17% from EUR 1,158 million in 2006. The ABN AMRO activities acquired in mid-October 2007 contributed EUR 179 million to Fortis's net profit.

This Management's Discussion and Analysis should be read in conjunction with the 2007 Financial Statements and Auditors' Reports. As the Financial Statements are based on our organisational structure as it stood in 2007, the Private Banking figures are not available separately but are combined with those of Merchant Banking.

Balance sheet

Total assets amounted to EUR 871 billion in 2007, an increase of 12% compared to 2006.

Robust business growth was evidenced by a steady increase in both underlying loan volumes and deposits. Underlying loan volumes (excluding securities lending and reverse repurchase agreements) rose by 16%, with commercial loans advancing 25% and residential mortgages 7%. Total customer deposits were up 5% on the 2006 year-end level. Retail customers continued to shift funds away from saving deposits to time deposits, affecting the net margin.

Credit risk-weighted commitments amounted to EUR 249 billion, up 12% in 2007. This increase was driven by strong volume growth, particularly at Merchant & Private Banking. At EUR 21 billion, market risk-weighted commitments were up 13%. Total risk-weighted commitments amounted to EUR 270 billion, up 13% in 2007. Credit risk-weighted commitments were strictly managed during the second half of the year, which resulted in a 3% decrease compared with the level at the end of the first half, despite much more vigorous commercial activity. We took proactive measures to this effect, reducing undrawn credit commitments. In addition, Merchant & Private Banking benefited from EUR 7 billion in relief provided by the conversion of its credit hedge portfolio into single-name credit default swap protections. Further impairments on CDOs also accounted for the reduction of credit risk-weighted commitments in the fourth quarter.

Income statement

Net profit attributable to shareholders came in at EUR 3,994 million, 8% lower than in 2006 and including a realised capital gain of EUR 947 million on the sale of CaiFor. We pursued a prudent approach and took total subprime-related impairments of EUR 2.7 billion at Banking.

At Banking, full-year net profit clocked in at EUR 1,768 million, down 44% from the previous year. Fortis applied a prudent approach to impairments, using strict assumptions on the super senior CDO portfolio with subprime exposure. Excluding subprime-related impairments, net profit would have increased 10% to EUR 3.5 billion in 2007, reflecting a strong underlying performance on vigorous commercial activity throughout the year.

The net contribution of the acquired activities of ABN AMRO after purchase accounting and the impact of the broken quarter amounted to EUR 179 million. Taking into account the EUR 100 million financing costs and integration costs of EUR 35 million, the net impact of the consolidation of acquired activities on the net profit of Fortis Bank was EUR 86 million.

At Insurance, net profit before divestments came to EUR 1,587 million, up 12% in a challenging market environment. Net profit was affected by natural disasters, turmoil in the global capital markets and additional liabilities related to unit-linked life policies in the Netherlands. These events were more than offset by a solid business performance thanks to a continued focus on profitability and by higher capital gains triggered by portfolio protection techniques (CPPI) and event-driven capital gains (e.g. on the ABN AMRO transaction). Net profit at Life soared 35% to EUR 1,222 million, fuelled by higher volumes and capital gains, but offset by the impact of the credit crunch and additional liabilities in the Dutch life business. The Non-Life result more than doubled in the fourth quarter (up 124%), but the combined impact of Windstorm Kyrill and floods in the UK in previous quarters (EUR 213 million before taxes) brought down full-year Non-Life profit by EUR 126 million to EUR 371 million. Excluding these exceptional natural disasters, the Non-Life combined ratio stood at a healthy 95.7%.

Balance sheet indicators

(in EUR billion)	**2007**	2006	2005	change 2007/06
Total assets	871	775	729	12%
Due from customers	316	286	281	10%
Customer deposits	213	201	182	6%
Shareholders' equity	33	21	19	57%
Assets under management	445	422	383	6%

Net profit before results on divestments
(in EUR million)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,434
1,225
(161)
3,150
1,419
(217)
-44%
+12%
1,768
1,587
+42%
(308)
2005
2006
2007
Banking
Insurance
General

Key performance indicators

(in EUR)	**2007**	2006	2005
EPS	2.30	2.83	2.57
EPS before results on divestments	1.75	2.83	2.29
Net equity per share	15.08	13.38	12.35
Return on equity	17.1%	22%	23%

Banking

Total income for the full year climbed 10% to EUR 11.2 billion, with more than half the increase coming from the rise in net interest income and net commissions and fees and the rest from capital gains and the ABN AMRO businesses acquired. Treasury and financial markets results came in only slightly lower than last year despite the turbulence on the global capital markets, demonstrating the resilience of these activities thanks to their diversified nature. This income remained above its cycle-neutral run-rate. Higher capital gains related primarily to the sale of participating interests as part of our financing of the ABN AMRO acquisition.

The total rise in income was influenced by one-offs and scope changes in 2006 and 2007. Underlying growth stood at 9%, reflecting a strong performance in a challenging financial market environment.

Underlying total income growth was well balanced across all major revenue lines. Almost half of the increase stemmed from higher net interest income and net commissions and fees, providing a very stable and recurring revenue base. About 75% of the underlying growth in net interest income and net commissions and fees was generated by activities earmarked as growth engines.

Solid income growth more than offset the increase in expenses, the latter being mainly driven by investments in growth and an 8% rise in the number of FTEs. The change in provisions for impairments was largely affected by impairments of the US CDO subprime portfolio. Correcting for subprime-related impairments, the credit loss ratio was in line with earlier guidance at 5 basis points.

Net interest income on interest-margin products amounted to EUR 5,241 million, up 3% on last year. Underlying growth was actually 7% excluding ABN AMRO financing costs (EUR 92 million), lower prepayment fees on mortgages (EUR 75 million) and the one-off correction at Fortis Hypotheek Bank (EUR 38 million). This steep rise was fuelled chiefly by volume growth in loans and deposits and the release of provisions for interest reserves, more than offsetting margin pressure resulting from competition and the impact of a flatter yield curve.

Double-digit growth rates in net interest income were recorded at Commercial Banking, Corporate, Institutional &

Employees at Banking
(in FTEs, x 1,000)


50
40
30
20
10
0
41.2
43.6
46.9
2005 2006 2007

Cost/income ratio
(in %)


100
80
60
40
20
0
62.3
60.8
61.9
2005 2006 2007

Credit loss ratio
(in basis points)


10
8
6
4
2
0
10
7
5*
2005 2006 2007

* Excluding subprime impairments

Impaired loans as % of total loans to customers


2.5
2
1.5
1
0.5
0
2.1
1.9
1.7
2005 2006 2007

Public Banking and Energy, Commodities & Transportation. This partly offset the slight decrease at deposit-taking businesses like Retail Banking Belgium. Growth of 22% at Merchant & Private Banking and a 3% rise at Retail Banking (both adjusted for the transfer of the retail activities of Fortis Banque France) more than compensated for the decline in ALM results at Other Banking.

Funds under management increased from EUR 191 billion to EUR 208 billion, up 9% compared with year-end 2006. Net inflow continued to grow sharply despite adverse market conditions in the second half of the year, reaching EUR 13.9 billion, with Asset Management accounting for about 75% of this growth.

Net commissions and fees rose significantly in 2007, advancing 11% to EUR 3,065 million. The increase was fuelled chiefly by higher funds under management, as well as by commissions and fees (EUR 46 million) relating to the acquisition and financing of ABN AMRO activities (partly offset by group companies for EUR 19 million). About half of the increase in net commissions and fees came from the growth in funds under management, driven by a substantially higher fee base and strong net inflow at Asset Management and Private Banking. Cross-selling across Banking and Insurance accounted for 16% of the total rise in net commissions and fees, mainly on the distribution of insurance products through the banking network. The remainder of the increase (about one-third) came primarily from higher fees earned on securities brokerage, credit card commissions and payment transactions.

Capital gains on the investment portfolio amounted to EUR 823 million, up 55% on 2006. Growth was achieved on the sale of a number of non-strategic equity holdings (including Banco Comercial Português, Kasbank and ICBC Asia) during the second, third and fourth quarters of 2007, in connection with the acquisition of ABN AMRO activities.

Treasury and financial markets remained stable, at EUR 1,362 million, despite the global capital markets turmoil. Excluding one-offs such as the non-qualifying hedge and the penalty on an internal financing repayment, treasury and financial markets results advanced 6% in 2007. These results consist of trading and non-trading income. The latter was the driving force behind the 2007 figures, offsetting weaker trading results in a very difficult market environment.

Banking

(Activity-based, in EUR million)	**2007**	2006	2005	change 2007/06
Net interest income on interest-margin products	5,241	5,096	4,573	3%
Net commissions and fees	3,065	2,764	2,290	11%
Capital gains on investment portfolio	823	530	497	55%
Treasury and financial markets	1,362	1,373	1,100	-1%
Dividend and other investment income	508	287	259	77%
Other income	187	161	272	16%
Total income, net of interest expense	**11,185**	**10,210**	**8,991**	**10%**
Change in impairments	(2,834)	(158)	(209)	*
Net revenues	**8,351**	**10,054**	**8,782**	**-17%**
Staff expenses	(4,026)	(3,625)	(3,370)	11%
Other expenses	(2,902)	(2,580)	(2,233)	12%
Total expenses	**(6,928)**	**(6,205)**	**(5,603)**	**12%**
Profit before taxation	**1,423**	**3,848**	**3,179**	**-63%**
Income tax expense	359	(690)	(734)	*
Minority interests	14	10	11	41%
Net profit	**1,768**	**3,150**	**2,434**	**-44%**
Results on divestments	0	0	0	0%
Net profit before results on divestments	**1,768**	**3,150**	**2,434**	**-44%**

For more information about our banking businesses, see pages 30-45 of this Annual Review.

The change in provisions for impairments reached EUR 2.8 billion in 2007, mainly due to the impairments we took on our US subprime-related investments (EUR 2.7 billion). Fortis applied a prudent approach to impairments, using strict assumptions on the super senior CDO portfolio with subprime exposure. An impairment of EUR 2.4 billion (EUR 1.5 billion after tax) was taken on this exposure in the fourth quarter of 2007. Additionally, an impairment of EUR 0.2 billion was recorded in 2007 on the below super senior tranches and some warehouse positions related to the origination activity. Finally, an impairment of EUR 0.1 billion was booked in the credit spread portfolio, bringing total subprime impairments to EUR 2.7 billion in 2007 (EUR 1.7 billion after tax).

Taking these impairments into account, the remaining exposure on US subprime CDOs stood at EUR 2.9 billion at the end of 2007, EUR 2.6 billion of which in High Grade super senior tranches and EUR 0.3 billion in Mezzanine super senior tranches.

Total expenses for the full year went up 12% to EUR 6,928 million. Two-thirds of this growth was driven by business developments at Merchant & Private Banking while the remainder stemmed from Retail Banking and Asset Management. Underlying expense growth came in at 10%, excluding costs relating to the ABN AMRO integration incurred in the fourth quarter, scope changes and one-offs. Various investments in growth accounted for 6%, while underlying cost growth was 4%. The cost/income ratio for 2007 stood at 61.9%.

Staff expenses amounted to EUR 4,026 million, rising by EUR 401 million or 11% in 2007. More than half of the increase was due to the rise in the number of FTEs in support of growth investments, while wage drift accounted for 3%. Consolidation of acquisitions, the integration of ABN AMRO (EUR 17 million) and some one-offs accounted for the balance of the increase.

Total Banking FTEs stood at 47,042 at the end of 2007, up 7% or 3,262 FTEs compared with year-end 2006. Almost one-third of the increase related to recent acquisitions, including Dominet and Cinergy. Excluding scope changes, the balance of hiring took place at the businesses and countries defined as growth engines, ultimately divided equally between Merchant & Private Banking and Retail Banking.

Other expenses came to EUR 2,902 million for the full year, 12% higher than in 2006. Strategic investments represent 7% of the increase and related mainly to upgrading of the technology infrastructure, expansion of the distribution networks in Germany, Turkey and Poland, and the expansion of Merchant & Private Banking in the US, the UK and Asia. The remainder was due to underlying growth (3%) and to acquisitions, the ABN AMRO integration and one-offs (2%).

Total Banking recognised a tax credit for 2007, as tax-deductible losses in the US relating to Merchant & Private Banking's subprime exposure outweighed the tax expenses on Banking profit realised elsewhere. Excluding the subprime-related tax credit in the US, the effective tax rate was at a low 16% in 2007 compared with 18% in 2006. The lower tax rate was due mainly to the mix of capital gains (largely tax-exempt


FORTIS

Prime Euro Partner Bank of HBoS

Halifax Bank of Scotland (HBoS), one of the UK's major banks, has selected Fortis as its prime **Euro Partner Bank**. The deal represents 10% of our current volumes in international and complex payments (around 1.4 million transactions a year). We were in competition with eleven other major players. In addition to generating new revenue and volume efficiency, HBoS will be a key reference client, so this contract should raise our profile in the interbanking market.

equity deals), the reduced corporate tax rate in the Netherlands and the establishment of the Belgian treasury centre, whereas the structure of treasury and financial markets results was less favourable in 2007.

Banking: key performance indicators

(in %)	**2007**	2006	2005
Cost/income ratio	61.9%	60.8%	62.3%
Operating leverage [1]	-2.1%	2.8%	12.0%
Impaired loans as % of total loans to customers	1.7%	1.9%	2.1%
Credit loss ratio (in bp) [2]	116	7	10

[1] Before integration costs and financing costs
[2] As a % of average credit risk-weighted commitments

Acquired ABN AMRO activities

The 2007 net profit of the acquired ABN AMRO activities amounted to EUR 1,400 million. This is 29% lower than the comparable figure for 2006, which included the results from and the realised gains on the sale of Bouwfonds and the realised gains on the sale of Asset Management activities.

Excluding these elements and the integration costs taken at Asset Management activities (EUR 39 million after tax), total underlying net profit of the acquired businesses (Retail and Commercial/Corporate activities Netherlands, Private Client activities, Asset Management activities) grew by 17% from EUR 1,158 million to EUR 1,355 million.

The net contribution of ABN AMRO activities to Fortis takes into account adjustments for the period Fortis did not own these activities, purchase accounting adjustments and other adjustments. This net profit contribution amounted to EUR 179 million for the fourth quarter and the full year.

A strong underlying commercial performance led to resilient net interest income and net commissions and fees. Net interest income was flat year-on-year at EUR 3,328 million, but showed robust growth in the fourth quarter. The increase was fuelled in part by the growth of market share in deposits achieved at the Dutch Retail and Commercial/Corporate activities in the fourth quarter, as corporate uncertainty around the ABN AMRO transaction subsided. Net commissions and fees advanced 9% to EUR 2,339 million, with all acquired businesses contributing to growth. Funds under management remained stable at EUR 332 billion.

Total expenses edged up 3% to EUR 4,188 million from EUR 4,077 million. Staff expenses grew 11% year-on-year mainly on one-off share-based payments related to the acquisition. The number of FTEs rose 0.5% from 25,118 to 25,234.

ABN AMRO: key underlying figures

(pro forma, in EUR million)	**2007**	2006	change
Net profit acquired ABN AMRO activities	**1,400**	**1,980**	**-29%**
- Shared assets	(32)	(233)	0%
- Results on discontinued operations (Bouwfonds)	(52)	(505)	0%
- Capital gains on divestments (Asset Management activities)	-	(83)	*
- Integration costs (Asset Management activities)	39	-	*
Underlying net profit acquired ABN AMRO activities	**1,355**	**1,158**	**17%**
- Retail and Commercial/Corporate activities Netherlands	854	753	13%
- Private Client activities	307	253	21%
- Asset Management activities	194	152	28%

Insurance

Fortis Insurance's commercial efforts under our Fortify growth strategy are paying off, with total gross inflow reaching EUR 18.7 billion, up 9% on 2006, despite the latter being boosted by an exceptionally large group contract for EUR 0.7 billion. Our market position improved in all countries, confirming the effectiveness of our Fortify strategy of product innovation and multi-channel distribution.

Our continued drive to enhance efficiency improved the expense ratios: the 5% increase in operating costs was offset by 9% premium growth. Tight cost control programmes

Insurance: key performance indicators

(in %)	**2007**	2006	2005
Operating leverage	-3.8%	-2.0%	14.0%
Combined ratio Non-Life	100.0%	96.1%	96.0%
• Property & Casualty	103.9%	98.4%	97.1%
• Accident & Health	91.5%	90.6%	93.2%

(including a reduction of the external workforce in the Netherlands) compensated for start-up costs of new product-market combinations in Europe. In Non-Life, for example, the expense ratio improved from 34.9% in 2006 to 32.7% in 2007.

We announced in July that we and "la Caixa" had mutually decided to end our CaiFor joint venture after 15 fruitful years. Consequently, the figures for CaiFor are reported in the P&L under results on divestments and results on discontinued operations. The transaction was finalised in the fourth quarter, producing a net capital gain on the divestment of EUR 947 million, EUR 773 million of which was realised in Life and EUR 174 million in Non-Life.

Life

By maintaining a sharp commercial focus and implementing our Fortify strategy, we lifted gross inflow growth by 9% to EUR 13.2 billion in 2007. This solid performance under challenging circumstances is underscored by our stronger market position in all countries. In Belgium, effective campaigns promoting individual life products continued to boost new business in the banking and broker channels, resulting in 12% year-on-year growth. In the Netherlands, inflow shrank by 10% compared with a strong 2006 base, which included a group insurance contract (EUR 0.7 billion) concluded in the fourth quarter of that year. Excluding this contract, inflow grew by 14% despite adverse market conditions, thanks to a strong focus on both individual and group life products. Growth of 22% at International was generated by all countries, but was achieved mainly on product innovation (e.g. introduction of twelve new investment products), our efforts in Portugal (up 19%) and the inclusion of newly entered markets.

The Life technical result came down to EUR 230 million from EUR 637 million due to the turbulence in the capital markets and additional liabilities related to unit-linked policies in the Netherlands. Excluding these events, the Life technical result was higher in 2007, especially at International where it almost doubled thanks to volume growth and a continued focus on higher margin products, particularly in Portugal.

Value added by new business (VANB) increased 6% from EUR 327 million to EUR 345 million on higher volumes and margins, driven by successful bank campaigns in Belgium, product innovation in Portugal and sales through the banking channel in France. Adverse market conditions depressed unit-linked sales in the Netherlands, causing VANB to come down a notch.

Non-Life

Gross written premiums advanced 9% to EUR 5,483 million, while a focus on profitability was maintained in all countries. Belgium posted a solid 8% increase, thanks to continuous product innovation. In the Netherlands, 9% growth was achieved on the performance of Accident & Health, which further strengthened its leading market position by entering the newly privatised long-term disability market. International delivered 10% growth, fuelled chiefly by the UK, which benefited from its cost advantages, especially in the motor market.

The effects of Windstorm Kyrill and floods in the UK (totalling EUR 213 million pre-tax) and, to a lesser extent, of global capital markets (EUR 36 million) almost halved the technical result from EUR 573 million to EUR 319 million (down 44%), with the combined ratio amounting to 100%. Excluding the natural disasters, the combined ratio remained at 95.7% versus 96.1% in 2006, due to a continued focus on profitable growth and to efficient operations, as demonstrated by the lower expense ratio (32.7% in 2007, down from 34.9% in 2006).

Employees at Insurance (in FTEs, x 1,000)


15
12
9
6
3
0
13.1
13.1
15.0
2005
2006
2007

Value added by new life business (in EUR million)


375
300
225
150
75
0
300
327
345
2005
2006
2007

Combined ratio (in %)


125
100
75
50
25
0
97.0
93.2
96.0
98.4
90.6
96.1
103.9
91.5
100
2005
2006
2007
Property & Casualty
Accident & Health
Total

Insurance

(in EUR million)	**2007**	2006	2005	change 2007/06
Life				
• Gross written premiums	9,688	9,147	8,256	6%
• Investment contracts without DPF	3,481	2,977	3,225	17%
Gross inflow Life	**13,169**	**12,125**	**11,481**	**9%**
Gross written premiums Non-Life	**5,483**	**5,033**	**4,775**	**9%**
Operating costs	**(1,413)**	**(1,341)**	**(1,256)**	**5%**
Technical result	**549**	**1,211**	**1,228**	**-55%**
• Life	230	637	691	-64%
• Non-Life	319	573	537	-44%
Allocated capital gains	512	205	206	*
Operating margin	**1,060**	**1,417**	**1,434**	**-25%**
• Life	672	811	858	-17%
• Non-Life	388	606	576	-36%
Non-allocated other income and expenses	707	374	298	89%
Profit before taxation	**1,768**	**1,791**	**1,732**	**-1%**
Income tax expense	(183)	(391)	(473)	-53%
Results on discontinued operations	67	61	0	9%
Minority interests	64	41	34	57%
Net profit	**2,534**	**1,419**	**1,225**	**79%**
Results on divestments	947	0	0	*
Net profit before results on divestments	**1,587**	**1,419**	**1,225**	**12%**

For more information about our insurance businesses, see pages 46-53 of this Annual Review.

Teaming up with the cinema



Did you know that Fortis has a keen interest in the French and international cinema industry? We have financed films by well-known directors such as **Wong Kar Wai** (*My Blueberry Nights*), **Gus Van Sant** (*Paranoid Park*) and **Alain Corneau** (*Le Deuxième Souffle*). We provide financial solutions for cinema distribution and operating companies and manage project financing for the cinema and audiovisual industry, both in France and elsewhere. And we are the official partner of the **Académie des Arts et Techniques du Cinéma** in France and are associated with the prestigious **Nuit des Césars** – France's equivalent of the Oscars that reward outstanding achievements in film.

General (including eliminations)

(in EUR million)	2007	2006	2005	change 2007/06
Total income	**(419)**	**(287)**	**125**	**46%**
Change in impairments	1	0	0	*
Net revenues	**(418)**	**(287)**	**125**	**46%**
Technical charges	185	161	162	15%
Staff expenses	(63)	(49)	(53)	32%
Other expenses	(69)	(83)	5	-17%
Total expenses	**54**	**29**	**114**	**84%**
Profit before taxation	**(365)**	**(258)**	**239**	**41%**
Income tax expense	59	51	43	15%
Minority interests	2	11	0	-81%
Net profit	**(308)**	**(217)**	**282**	**42%**
Results on divestments	0	0	443	*
Net profit before results on divestments	**(308)**	**(217)**	**(161)**	**42%**

General (including eliminations)
The net negative result for 2007 came in at EUR 308 million, weakening by about EUR 91 million compared with 2006. Major positive contributors to the variance were the EUR 128 million capital gain realised earlier in 2007 on the sale of an equity stake, positive eliminations on treasury shares, and higher tax credits. Negative elements were the EUR 89 million elimination of part of the realised capital gains on ABN AMRO shares, lower favourable fair value changes relating to the Assurant Mandatory Exchangeable Bond (MEB), the absence of the one-off EUR 83 million surrender penalty that enhanced the 2006 results, and higher financing charges.

Solvency

Fortis manages its capital base at group level based on the following targets:

- a capital target for Fortis Bank equal to a ratio of 7% extended core equity to risk-weighted commitments, including 1% hybrid capital. This implies a target of 6% core equity to risk-weighted commitments
- a capital target for Fortis Insurance equal to 225% of the regulatory minimum, which includes 50% of hybrid capital. This implies a core equity target of 175% of the regulatory minimum
- a Group leverage target (at General) equal to 15% of the target core equity of Banking plus the target core equity of Insurance, implying that 15% of Banking and Insurance's combined target core equity could be financed by group debt

Given the moderate risk profile of the businesses acquired from ABN AMRO, Fortis Group will maintain the current capital targets after the acquisition (expressed under the Basel I framework for the Bank) in line with rating expectations.

During the first nine months of 2007, Fortis's core equity increased by EUR 1.9 billion to EUR 21.4 billion. This was EUR 1.4 billion above target at the end of the first nine months of 2007, compared with EUR 1.8 billion at the end 2006. During the fourth quarter of 2007, the solvency was strongly affected by the acquisition of certain activities of ABN AMRO and related financing transactions. The amounts presented are based on the consolidation of the businesses acquired from ABN AMRO under the equity method, whereby 50% of Fortis's EUR 24.2 billion stake in RFS Holdings is deducted from core equity. The remaining 50% is deducted from total capital, which does not affect the measurement of core equity.

Every time an ABN AMRO activity is transferred to Fortis, the goodwill and intangibles related to that activity will be deducted from core equity and the related risk-weighted commitments will be consolidated. On the other hand, the amount of the participating interest previously deducted will be reduced accordingly. The asset management activities are expected to be transferred in the second quarter of 2008, and the remaining activities should be transferred between the fourth quarter of 2008 and the last quarter of 2009. In the course of this period the surplus of core equity will decrease, but Fortis will manage its capital in such a way that core equity ratio and leverage are close to target once the ABN AMRO activities have been fully transferred.

In the fourth quarter of 2007, the amount of Fortis's core equity above target increased by EUR 4.7 billion from

EUR 1.4 billion to EUR 6.2 billion. The EUR 12.1 billion deduction of Fortis's stake in RFS Holdings from core equity was more than offset by the EUR 18.4 billion raised through financing transactions related to the acquisition of ABN AMRO activities.

Fortis Bank and Fortis Insurance have strong solvency ratios. The Tier 1 ratio strengthened from 7.1% to 9.5%, and the core equity ratio improved from 6.0% to 8.6%. The total capital ratio decreased to 10.1% from 11.1% at year-end 2006. These ratios reflect the equity method consolidation of businesses acquired from ABN AMRO, whereby Fortis's stake in RFS Holdings is fully deducted from capital: 50% from core equity and 50% from total capital.

Credit risk-weighted commitments amounted to EUR 249.3 billion, up 12% over 2007. This increase was driven by strong volume growth, particularly at Merchant & Private Banking. Credit risk-weighted commitments were strictly controlled during the second half of 2007, which resulted in a 3% decrease compared with their level at the end of the first half, despite robust growth of commercial activity. Market risk-weighted commitments went up 13% to EUR 20.9 billion. Total risk-weighted commitments amounted to EUR 270.2 billion, up 13% in 2007.

In the course of the year, Fortis Insurance's core equity ratio and total solvency ratio declined from 233.5% to 209.2% and from 269.3% to 235.1% respectively. Both ratios are still well above the respective targets of 175% and 225% of the required minimum.

Solvency: key capital indicators

(at year-end, in EUR million)	**2007**	2006
Fortis		
• Core equity	26,063	19,532
• Core equity above target	6,171	1,799
• Group leverage on core equity	18.2%	15.5%
• Total available capital	27,999	31,781
• Amount of total capital above minimum solvency requirements	2,274	8,884
Fortis Bank		
• Core Tier 1 ratio	8.6%	6.0%
• Tier 1 ratio	9.5%	7.1%
• Total capital ratio	10.1%	11.1%
Fortis Insurance		
• Core solvency ratio	209.2%	233.5%
• Total solvency ratio	235.1%	269.3%

Fortis in fashion in the Netherlands

Fashion is gaining in popularity in the Netherlands, and our **Commercial Banking** business has great faith in this industry. After all, Fortis can identify with the creativity and innovation associated with the world of fashion. That's one reason why this industry can count on the administrative and commercial support of our **Fashion Desk** in Amsterdam, which since 2005 has organised the **Fortis Fashion Business Xchange** – the biggest platform for the summer and winter editions of the Amsterdam International Fashion Week.



Consolidated balance sheet (before appropriation of profit)

(in EUR million)		**31 December 2007**		31 December 2006		31 December 2005
Assets						
Cash and cash equivalents		26,360		20,413		21,822
Assets held for trading		74,800		70,215		62,705
Due from banks		119,036		90,131		81,002
Due from customers		316,308		286,459		280,759
Investments:						
• held to maturity	*4,234*		*4,505*		*4,670*	
• available for sale	*164,089*		*186,428*		*179,020*	
• held at fair value through profit or loss	*6,193*		*6,600*		*5,127*	
• investment property	*3,656*		*3,047*		*2,546*	
• associates and joint ventures	*28,108*		*1,854*		*1,706*	
		206,280		202,434		193,069
Investments related to unit-linked contracts		31,120		28,749		25,667
Reinsurance and other receivables		9,718		9,187		9,557
Property, plant and equipment		4,004		3,522		3,197
Goodwill and other intangible assets		3,339		2,261		1,922
Accrued interest and other assets		80,214		61,858		49,294
Total assets		**871,179**		**775,229**		**728,994**
Liabilities						
Liabilities held for trading		89,589		64,308		50,562
Due to banks		192,431		177,481		175,183
Due to customers		262,298		254,225		252,603
Liabilities arising from insurance and investment contracts		64,732		59,764		56,109
Liabilities related to unit-linked contracts		31,788		29,156		26,151
Debt certificates		102,073		95,719		83,727
Subordinated liabilities		21,925		15,375		13,757
Other borrowings		3,018		2,149		1,699
Provisions		899		817		907
Current and deferred tax liabilities		2,490		2,733		3,629
Accrued interest and other liabilities		65,742		51,951		45,011
Total liabilities		**836,985**		**753,678**		**709,338**
Shareholders' equity		33,047		20,644		18,929
Minority interests		1,147		907		727
Total equity		**34,194**		**21,551**		**19,656**
Total liabilities and equity		**871,179**		**775,229**		**728,994**

Consolidated income statement[1]

(in EUR million)	**2007**	2006	2005
Income			
Interest income	94,869	72,583	66,845
Insurance premiums	14,934	13,984	12,919
Dividend and other investment income	1,086	996	918
Share in result of associates and joint ventures	359	137	97
Realised capital gains (losses) on investments	2,133	1,137	1,642
Other realised and unrealised gains and losses	1,176	1,362	878
Fee and commission income	4,400	3,734	3,124
Income related to investments for unit-linked contracts	648	1,929	3,224
Other income	852	679	712
Total income	**120,457**	**96,541**	**90,359**
Expenses			
Interest expense	(87,354)	(65,121)	(60,227)
Insurance claims and benefits	(14,075)	(13,151)	(11,788)
Charges related to unit-linked products	(1,426)	(2,374)	(3,709)
Change in impairments	(3,042)	(194)	(235)
Fee and commission expense	(2,344)	(1,922)	(1,615)
Depreciation and amortisation of tangible and intangible assets	(612)	(576)	(548)
Staff expenses	(4,980)	(4,485)	(4,291)
Other expenses	(3,798)	(3,336)	(2,856)
Total expenses	**(117,631)**	**(91,159)**	**(85,269)**
Profit before taxation	**2,826**	**5,382**	**5,090**
Income tax expense	235	(1,030)	(1,164)
Net profit for the period	**3,061**	**4,352**	**3,926**
Net gain on discontinued operations	1,013	61	60
Net profit before minority interests	**4,074**	**4,413**	**3,986**
Net profit attributable to minority interests	80	62	45
Net profit attributable to shareholders	**3,994**	**4,351**	**3,941**

[1] 'Net profit' in this Annual Review corresponds to the 'net profit attributable to shareholders' as reported in this table and in the Financial Statements; 'net profit before results on divestments' corresponds to 'net profit attributable to shareholders' minus the results (net of tax) realised on major divestments by Fortis.

For information on our consolidation scope and valuation rules, see our 2007 Financial Statements.

Investing in core skills



Branching out

A key component of our success at Fortis is the ability to identify and capture growth opportunities. And Merchant Banking is ideally placed to do just that. How? By leveraging our strong position in corporate and commercial banking and in international niches, such as energy, commodities and transportation (ECT), and hedge funds.

But we also have a nose for new business. Take our carbon banking activities, for example, which have come a long way since being launched back in 2003. Fortis is now recognised as a leader in the European trading market in emission allowances and in the Kyoto market in Certified Emission Reductions (CERs). With the expertise to deliver added value, we offer our customers a range of greenhouse gas solutions, including administrative settlement of carbon transactions, trading, finance, fund administration, clearing and escrow services. With offices in Europe, the US, Hong Kong and Singapore, we are the first bank in the world to offer a carbon banking service 24 hours a day, seven days a week. Last year Fortis was part of the largest and most innovative global carbon deals, was a market maker on the European Climate Exchange (ECX) and closed more than 20,000 carbon deals.

Fortis has also been selected as the Financial Services Provider for the UNDP MDG Carbon Facility for its initial pipeline of compliance projects. Partnering with UNDP, an established leader in technical assistance to environmental projects, will allow us to give our customers access to high-quality CERs and Emission Reduction Units sourced using the UNDP's extensive country office network and strong local relationships.

Fortis Investments has launched the first ever capital-protected funds in Turkey, generating sales from over 1,000 clients across a diversified client base both within and outside the captive network.

Launched five years ago, Fortis Escrow specialises in arranging escrow facilities at very short notice in different jurisdictions. Today, lawyers, notaries and banks from across the globe engage our escrow team to secure obligations arising from M&As and international construction projects. As a trusted third party, Fortis Escrow acts as settlement agent for parties such as the European Union and the World Bank and offers carbon rights services around the world.

Fortis is a top 3 player in clearing and financing services to the professional market segment. In 2007, Fortis Clearing handled more than 10% of the total volume of derivatives contracts worldwide. Our pioneering spirit is reflected in our presence in the international energy and carbon markets.

Retail Banking

We want to be the favoured bank among retail customers, and have established a solid client-centric service model and culture to help us achieve that goal. Our differentiated customer approach and our multi-channel strategy are designed to deepen the relationship with our customers, benefiting them and our business.

Business profile

Our Retail Banking business offers financial services to individuals, self-employed people, members of independent professions and small businesses. We boast an extensive pan-European footprint, with a presence in markets that cover an equivalent of more than half of European Union gross domestic product. Operating through a variety of distribution channels in the Benelux countries, we deliver services and advice on every aspect of banking, saving, investment, credit and insurance to a clearly segmented customer base. Our extensive retail portfolio in Turkey is served by a comprehensive and tailored product offering. In Germany, meanwhile, we focus on credit cards and consumer lending at innovative credit shops. Fortis in Poland targets affluent customers and small businesses, while our subsidiary Dominet is helping us to rapidly roll out our consumer finance and mass retail business in this market. And finally, our financial services joint venture with An Post in Ireland – Postbank – has a distribution network of 1,400 post offices and some 3,000 PostPoint outlets.

With over 18,000 employees, we offer more than six million customers a wide range of integrated financial and insurance solutions via an array of proprietary and large third-party distribution channels. Our proprietary channels include over 1,800 branches or credit shops in more than 350 cities, 2,500 Selfbank terminals and ATMs, online banking, telephone banking and call centres. Third-party distribution covers independent brokers (in Germany, Poland and the Netherlands), non-financial outlets (post offices in Belgium and Ireland and car dealers) and consumer finance co-branding deals (e.g. Base and Jetair in Belgium, ANWB Royal Dutch Touring Club, Bijenkorf and Worldwide Fund for Nature in the Netherlands).

Key performance indicators

	Target for 2006-11 (CAGR)	2006–07 performance	
Total revenues	9-11%	✗	3%
Operating costs	5-7%	✓	5%
Net profit	>11%	✗	0%

Together with ABN AMRO, we will cement our position as a leading financial institution in the Netherlands and in the Benelux region. Customers will benefit from an even stronger product portfolio through a wider branch network with nationwide coverage and full-service SME banking.

Business strategy

Our rigorously client-centric strategy at Retail Banking reflects the fact that customer satisfaction is the single most important factor in sustaining profitable growth. An important part of this strategy entails continuously aligning our services and distribution channels with what our customers want. In addition, we aim to grow in both mature and developing markets by pursuing a segmented customer approach towards mass retail clients, affluent individuals, professionals and small businesses. We work with different models for growth, each based on our key strengths and adapted to specific markets and customer segments:

- In mature markets where we are market leader, like Belgium, Luxembourg and – once ABN AMRO has been integrated – the Netherlands, we will continue to serve our customers by tailoring our product range to each segment, selectively deepening relationships, fine-tuning our service culture and offering integrated, multi-channel accessibility.
- In fast-growing segments and developing markets, we will leverage our existing and new positions to achieve growth. We are rapidly rolling out our consumer finance activities in Germany. In Poland, we are expanding our consumer finance and mass retail operations while focusing on the SME market and upscale individual customers. Turkey, meanwhile, is being transformed into a full-fledged retail franchise. And finally, we have developed a postal distribution franchise in Ireland through our joint venture An Post.

Employees
(in FTEs, x 1,000)


20
16
12
8
4
0
13.7
13.4
16.2
18.3
2004
2005
2006
2007

Deposits
(in EUR billion)


150
120
90
60
30
0
84
138
134
149
2004
2005
2006
2007

Loans to customers
(in EUR billion)


100
80
60
40
20
0
62
68
79
85
2004
2005
2006
2007

Retail Banking Belgium

offers banking and insurance services to the retail customer segment in Belgium.

2007 Operational highlights

This past year was one of major changes at Retail Banking Belgium: we developed a full-fledged segmented market approach and a new distribution model, designed to anticipate customer behaviour and needs. In the last eight months of the year, around 3,500 FTE days were invested in this enormous project, called Focus: about 3,300 employees were reallocated or changed jobs and 18,000 FTE days of training were provided. We categorised over 3 million customers into the new segments, optimising the standard of service they receive.

By early 2008, our new model was successfully implemented. Now almost all of our systems have been adapted and we have started communicating to customers. The result: over one million customers – nearly double the number in 2007 – have been assigned a relationship manager and have received dedicated and personalised follow-up.

Our new segmentation is based not only on our customers' current status, but on their potential future situation as well. This tailored service model allows us to offer enhanced service and attractive solutions, for example to personal banking customers, professionals and small businesses.

Our approach is supported by a new branch concept which offers greater convenience to customers and enhances open communication with their adviser.

We extended our network of cash points to railway stations, shopping centres and amusement parks. There were 45 cash points operational at the end of 2007.

2008 Focus

- Continue to invest in our distribution channels, such as direct sales and branches
- Implement differentiated pricing based on customer needs
- Deploy new initiatives to further improve customer satisfaction

Retail Banking Netherlands

offers banking and insurance services to the retail customer segment in the Netherlands.

2007 Operational highlights

The launch of www.fortisbank.nl was one of our efforts in developing an integrated range of fully customer-centric distribution channels. A number of new online advice, self-buy and self-service tools (e.g. online car insurance) were introduced.

We successfully rolled out a scheduling tool in our Contact Centre and introduced full service mortgage advice and buying by telephone.

We strengthened our position in the professionals and small businesses market by introducing an integrated package of enhanced product offerings, differentiated credit acceptance guidelines and intensified customer relationship management.

2008 Focus

- Offer products through online banking
- Promote the creation of a truly customer-centric culture, aiming for improved customer satisfaction
- Take first steps to integrate ABN AMRO's retail and SME activities, pending approval by the Dutch regulators

Retail Banking International

offers banking services adapted to our market position and local opportunities.

2007 Operational highlights
In Luxembourg, multiple marketing campaigns strengthened our leadership position.

In Turkey, recent mortgage legislation will facilitate the introduction of new home loan products and new funding instruments, boosting housing demand. We have been preparing our salespeople and IT infrastructure for these changes. The professionals and small businesses segment launched a 'professionals' package, including cash, car and office loans and pension and insurance products. In line with our Turkish expansion plans, 41 branches were opened in 2007, bringing the total to 243.

In Poland, we continued to pursue our strategy of capturing market share in the mortgage, enterprise financing, and savings and investment markets. Our product offering now includes a comprehensive set of banking services, and we invested in the extension of our branch network and in a new online banking system. The integration of Dominet is on track. This bank, operating through a uniform network of over 180 outlets, has started to offer life insurance linked to banking products.

Our new joint venture in Ireland, Postbank, started operating on 1 May 2007, growing from 250 post offices to over 1,000 within twelve months. Initial services are a demand deposit account and a guaranteed investment product. These will be extended in the first quarter of 2008 to include current accounts, credit cards, web banking and ATM facilities.

The retail activities of Fortis Bank in France were transferred to the more upmarket Private Banking and Commercial Banking businesses in the second quarter of 2007, resulting in a change in external reporting.

2008 Focus

- Seize opportunities to launch products in common with ABN AMRO, such as the ABN AMRO World Bank Eco-3 Plus Note
- Strengthen our position in the Polish market through the merger of Dominet and Fortis Bank Polska

Consumer Finance

offers lending products and services to retail customers.

2007 Operational highlights
We invested in launching our consumer finance operations in Germany and Poland. In Germany, we opened around 80 credit shops in 2007, bringing the total to over 100; we will keep the number at this level. This model was supported by two nationwide media campaigns mounted in February and September; by December 2007 awareness had reached 18%.

In our home markets of Belgium and the Netherlands, we aimed to boost our share of the consumer finance market. We continued implementing our Consumer Finance model by establishing a partnership between Competence Centres (ICS and Alpha Credit) and Fortis networks (Retail Banking Belgium and Banque de La Poste). In November we announced a joint venture with EOS, which acquired 50% of the credit collection business of Aremas, a subsidiary of Alpha Credit.

We used our experience gained in Poland and Germany to roll out four low-cost loan stores in Turkey called *Kredim Benim*.

2008 Focus

- Leverage existing Fortis networks, such as the credit card experience of our specialist card subsidiary (ICS)
- Fine-tune our business models in Poland (Dominet), Germany (Credit4me) and Ireland (Postbank)
- Further expand the loan store concept in Turkey: 40 *Kredim Benim* stores will be opened in 2008

Financial performance

Retail Banking Network results

(in EUR million)	**2007**	2006	change
Total income, net of interest expense	4,398	4,282	3%
Change in impairments	(142)	(122)	16%
Net revenues	4,256	4,159	2%
Expenses	(2,949)	(2,796)	5%
Profit before taxation and minority interests	1,307	1,363	-4%
Income tax expense	(308)	(366)	-16%
Minority interests	0	0	0%
Net profit	999	998	0%
Cost/income ratio	67%	66%	
RARORAC	N.A.	N.A.	
Operating leverage	-1.6%	-1.0%	

Retail Banking Network (in EUR million)



5,000
4,000
3,000
2,000
1,000
0
+3%
4,194
4,282
4,398
+5%
2,758
2,796
2,949
0%
862
998
999
Total income
Expenses
Net profit
2005*
2006
2007

* Including Asset Management

We transferred the retail activities of Fortis Banque France from Retail Banking to Merchant & Private Banking in the second quarter of 2007, without restating prior periods. This transfer may consequently distort year-on-year comparisons for both Retail Banking and Merchant & Private Banking.

For clarification purposes, an income statement with adjustments for the new Retail Banking set-up (i.e. excluding France) is provided above. All figures in this financial performance text refer to this statement.

Business environment

We have retail operations in six countries of the European Union (the Benelux countries, Ireland, Germany and Poland) and Turkey – together a highly promising region. These countries are important financial centres measured by total assets of the banking sector as a percentage of gross domestic product (GDP). The seven markets have a total GDP of EUR 3,300 billion, equivalent to half of the total euro area GDP. Four of the seven countries are expected to significantly outpace average euro area economic growth rates in 2008. The markets where we are active give us access to around 220 million potential customers with a high savings propensity.

Revenues

Total revenues increased 3% to EUR 4.4 billion in 2007. Growth was achieved mainly on the 14% increase in net commissions and fees and the 4% rise in net interest income.

Net interest income rose by 4%, or EUR 101 million, to EUR 2.7 billion, driven by the growth of retail activities in Turkey (up 43%) and overall 19% growth at Consumer Finance.

Net interest income remained stable in Belgium despite a very competitive market environment. The shift away from savings deposits to higher yielding time deposits was offset by higher margins on savings accounts on the one hand and by higher volumes in time deposits on the other. This positive effect was somewhat slightly offset by lower interest income in the Netherlands, due almost entirely to EUR 25 million lower mortgage penalty fees.

The EUR 51 million rise in net interest income in Turkey was due to increasing volumes combined with high margins, specifically in products such as overdrafts, revolving loans and current accounts. Two-thirds of Consumer Finance's growth of EUR 47 million came from the inclusion of Dominet, the consumer finance business acquired in Poland early in 2007. The remainder was generated mainly by operations in Germany.

Net commissions and fees for full-year 2007 rose EUR 137 million to EUR 1.1 billion, up 14% on 2006. Growth was seen across the board, with Belgium contributing an impressive EUR 80 million, largely on a rise in management fees (up EUR 41 million) and sharply higher insurance fees (up EUR 23 million). Our Turkish operations also made a healthy contribution to the rise in commissions thanks to soaring credit-card sales (up 44% or EUR 28 million).

The change in impairments came in at EUR 142 million, EUR 20 million higher than last year. A change in accounting methodology for calculating IBNR provisions, aimed at aligning with best market practice, resulted in a release of EUR 39 million in the fourth quarter. This more than offset the one-off provision taken in the third quarter. The full-year change in impairments remained in line with growth of the credit portfolio, demonstrating the overall good credit quality.

Expenses

Total expenses rose by EUR 153 million, or 5%, to EUR 2.9 billion. Costs in Belgium remained virtually stable (up 1%), benefiting from further efficiency improvements. More than EUR 130 million of the increase in total expenses related to continued investments in our distribution networks in Germany, Turkey and Poland aimed at achieving a broadly based presence in those countries. We opened 82 new credit shops in Germany and 41 branches in Turkey in 2007, while the inclusion of Dominet added 185 branches and 77 other sales points in Poland.

Staff expenses grew by EUR 81 million, or 8%, to EUR 1.1 billion. This increase reflects a 17% rise in the total number of FTEs to 18,255 in 2007. In the Benelux markets, our continued efforts to enhance efficiency, mainly at the support functions, helped reduce the number of FTEs by 2%. Expansion in our growth markets, however, was accompanied by an increase in the number of FTEs. Turkey's headcount went up by 1,404 FTEs, including a shift of 890 FTEs from central support departments to Retail Banking. Poland added 1,064 FTEs – mainly because of the Dominet acquisition – while Germany hired 276 FTEs.

Other operating and administrative expenses increased by EUR 53 million to EUR 471 million, due mainly to the rollout of the credit shop network in Germany and related marketing campaigns, continued expansion of the Turkish branch network and the inclusion of Dominet.

Net profit

Our net 2007 profit came in stable at EUR 1 billion led by a strong commercial performance in the Benelux countries combined with virtually stable operating costs and further expansion of growth engines.

Accolades

- Best Bank in Belgium and in Luxembourg (*Euromoney*, July 2007), for the seventh time in a row
- Bank of the Year in Belgium (*The Banker*, December 2007), for the fifth time in six years
- Best Bank in Belgium and Best Bank in Luxembourg (*Global Finance*, November 2007)
- Market Vision Award 2007 for the Benelux region, for our visionary approach to accessible internet banking (VASCO Data Security International, November 2007)
- First prize in Poland for best performers in the 'universal banks' category (*BANK*, June 2007)
- Fortis in Turkey awarded Highly Commended in the category Best Call Centre in Europe, Middle East and Africa (ContactCenterWorld.com, May 2007)
- Fortis quoted among Turkey's top ten Innovation Leaders (*Capital Magazine*, January 2008)

Asset Management & Private Banking

We want to become a leading international asset gatherer through our asset management activities for institutional, private and retail clients and our private bank offering entrepreneurs and their enterprises top-of-the-line products and services.

Business profile

Since 1 January 2008, Asset Management and Private Banking have been regrouped into one business. In combination with the new top management structure, this will allow us to maximise the benefits from the integration of Fortis and ABN AMRO and to better service the needs of our growing customer base.

Fortis Investments is the asset manager of Fortis and has EUR 133 billion in assets under management with over 50% of its revenues generated by third party clients. We have a global presence, with sales offices and 21 dedicated investment centres in Europe, the US and Asia. We offer international investment solutions, while meeting the requirements and needs of local investors, both institutional and wholesale/retail. We are a client-driven organisation using a disciplined investment process to satisfy our clients' varied needs.

Fortis Private Banking offers integrated and international asset and liability management solutions to high net worth individuals, their businesses and their advisers. With offices in 17 countries, we help our clients consolidate, preserve and transfer their wealth.

Business strategy

Combining Fortis Investments with the asset management activities of ABN AMRO will produce a global asset manager in terms of reach and scale, with an established footprint worldwide. This winning combination will also offer access to high-growth markets and capabilities in high-growth product areas. To ensure that we at Asset Management are ready to leverage this growth, we are implementing a fast track integration process firmly focused on client retention and aimed at retaining key investment and sales staff. At the same time, this will confirm our stable image among clients.

As part of our focused growth strategy, we at Private Banking will build on our client-driven approach designed to offer the most appropriate and innovative solutions. Joining forces with ABN AMRO will allow us to benefit from a deeper geographical footprint in Europe and Asia where we can roll out our full service offering to high-growth markets. This will give us the chance to leverage our best practices and local market strengths into the international network. And it will help us create one international private bank – one that works with an integrated network harmonised across borders and a dedicated platform and systems.

Employees
(in FTEs, x 1,000)


4.5
3.0
1.5
0
2004
2005
2006
2007
0.7
2.4*
0.7
2.8*
0.8
1.9
1.0
1.9
Asset Management
Private Banking

Funds under management
(in EUR billion)


250
200
150
100
50
0
2004
2005
2006
2007
87
52
105
70
121
79
133
83
Asset Management
Private Banking

Net new inflows funds under management (in EUR billion)


18
15
12
9
6
3
0
2005
2006
2007
11.6
3.3
9.9
7.0
9.6
2.7
Asset Management
Private Banking

* Trust included

We will continue to pursue our successful pan-European 'enterprise and entrepreneur' approach, cross-selling with Merchant Banking's medium-sized and large companies. Other growth drivers are upgrading of retail clients, our brokerage activities and our wealth management proposition. Our strategy of developing our business on all these fronts simultaneously is designed to ensure steady growth in the future.

Asset Management

Fortis Investments is our asset manager, with 21 autonomous investment centres across Europe, the US and Asia. Fortis Investments serves a global range of locally-based institutional and wholesale/retail investors.

2007 Operational highlights

Despite the global market crisis in the second half of 2007, Fortis Investments made good progress with its growth plan. We saw strong sales activity, driven by continued generation of net inflows in the first half of the year. Assets under management amounted to EUR 133 billion, up 10% on the year-end 2006 figure.

Our performance was underpinned by a highly diversified distribution platform, a wide range of client solutions and sound risk control.

Fortis Investments' SRI business saw considerable asset gathering, fuelled by strong inflows into global sustainability investment products from a broad range of client types.

Our corporate CDO business saw no defaults, none of our transactions were placed on negative watch and none of our deals were downgraded; on the contrary, a number were upgraded and we continued to see interest in new transactions. Our ABS CDOs were impacted by the subprime crisis, although they still outperformed the market. Conservative provisions have been made.

In the US, we won a mandate to manage a USD 250 million Equity Best Selection World portfolio for a major institutional client. This represented the largest initial funding for an equity mandate won by the company and signified the institutional market's recognition of Fortis Investments as a top global growth equity manager.

In Indonesia, we have become a well-known, high-quality brand in the financial industry. We have a rapidly growing institutional client base and are quickly expanding our distribution network here. We currently rank number 2 in the Indonesian market place.

Fitch affirmed our M2 rating in light of the integration of ABN AMRO Asset Management, reflecting its confidence in the continuity of our business strategy, governance, investment process and operational activities.

2008 Focus

- Integrate our asset management activities with those of ABN AMRO swiftly and seamlessly

Private Banking

offers integrated, worldwide asset and liability management solutions to high net worth individuals, their businesses and their advisers.

2007 Operational highlights

In this dynamic and challenging year for all financial markets worldwide, we managed to grow our assets under management to over EUR 83 billion by attracting more than EUR 5 billion in new assets. By further professionalising our investment process and service offering, we outperformed against the benchmark in almost every risk profile.

We focused on expanding our integrated services and solutions for international high net worth clients, both geographically – in the UK and Asia – and in our product range. Our structured products were very successful and we realised the biggest placement ever for Fortis Private Banking with our booming Dynamic Real Estate Fund III.

In line with our unique 'enterprise and entrepreneur' approach, we continuously improved our collaboration with other business units within Fortis and kept cross-selling at the top of our agenda.

2008 Focus

- Prepare for integration of ABN AMRO's private banking activities
- Bolster and expand the service offering to meet growing client needs
- Strengthen position in selected growth markets like Central and Eastern Europe

Financial performance

We restructured our organisation as of 1 January 2008. Asset Management and Private Banking now form a single business. As the Financial Statements are based on our organisational structure as it stood in 2007, the Private Banking figures are not available separately but are combined with those of Merchant Banking.

Asset Management results

(in EUR million)	**2007**	2006	change
Total income, net of interest expense	451	358	26%
Change in impairments	(9)	1	*
Net revenues	442	359	23%
Expenses	(300)	(239)	25%
Profit before taxation and minority interests	143	122	17%
Income tax expense	(35)	(33)	5%
Minority interests	6	0	*
Net profit	102	89	14%
Cost/income ratio	66%	66%	
RARORAC	N.A.	N.A.	
Operating leverage	-0.2%	9.2%	

Revenues

Our financial performance was achieved mainly on continued generation of net inflow and favourable underlying markets in the first half of the year. Net commissions and fees went up 26%, from EUR 345 million in 2006 to EUR 436 million in 2007.

Expenses

Our total expenses increased by 25% in 2007, due to continued investments in IT and staff in line with Fortis Investments' growth plans for the coming five years. Staff expenses went up 22% year-on-year, reflecting the significant increase in headcount and higher performance-related compensation. Other expenses rose too, due primarily to IT-related investments.

Net profit

Net 2007 profit at Fortis Investments rose sharply to EUR 102 million, up 14% on 2006. Excluding integration costs of the acquired ABN AMRO activities, net profit rose 21% to EUR 119 million.

Top of the table for clean energy

Fortis topped the **Clean Energy League Table** again as the biggest supplier of syndicated finance for clean energy projects. We lent a total of USD 1.4 billion to twelve projects in Europe and the US. The technologies financed include wind, landfill gas, biomass and waste incineration. Our involvement in this field underlines our ongoing commitment to renewable energy.



Asset Management
(in EUR million)


500
400
300
200
100
0
+26%
358
451
+25%
239
300
+14%
89
102
Total income
Expenses
Net profit
2006
2007

Assets under management
Assets under management amounted to EUR 133 billion at year-end 2007, 10% higher than at year-end 2006. Our sustained performance was driven by strong sales figures earlier in the year and illustrates Fortis Investments' highly diversified distribution platform and product solution offering. Additionally, we transferred our Fortis Multi Management division from Fortis Bank Netherlands to Cadogan Management and established a joint venture (CIT Fortis Investments) in Russia in the first half of 2007.



A world of difference

Diversity is nothing new to Fortis. In the past three years, we have made tremendous efforts to promote gender diversity. Yet diversity encompasses much more: the differences of age, nationality, religion, physical ability – and that's just to name a few. Now it is time to take it **one step further**, by actively creating an inclusive work environment for all our employees. Our intranet site is designed to give employees a better understanding of diversity and inclusion, and how they relate to our professional and personal lives. And they can share experiences of encouraging diversity on the site. Only when we accept and respect each other's differences can we join forces to address the needs of our customers and the communities we serve and to improve our performance in a sustainable way.

Merchant Banking

We want to achieve double-digit profit growth by further leveraging our core client relationships, by becoming Europe's leading cross-border bank serving enterprises, and by expanding in identified customer and product niches and in selected geographies. At the same time, we plan to maintain tight control of our risk exposure.

Business profile

We at Merchant Banking provide a wide range of financial products and services to medium-sized enterprises, large international companies and institutional clients based in the Benelux region and elsewhere in Europe, and in selected areas of North America and Asia. Our solid regional or global position in several products and skills means we are well placed to capture growth.

In combination with ABN AMRO, we will offer internationally active medium-sized enterprises a distinctive integrated network of Business Centres in 19 countries. One global account manager with access to the combined businesses will serve these clients' interests in the countries where they are active.

Business strategy

Our strategy at Merchant Banking is to pursue focused growth by building on our client-centric approach and leveraging our core competences and strengths. In practice, this means combining our key client relationships and strong product franchises with identified growth opportunities. A central element of our strategy is international expansion: targeted development of our client and product skills is our number one priority. Three key levers will allow us to achieve our objectives: revenue growth, cost efficiency and risk management.

We will achieve revenue growth by fine-tuning client-focused segmentation and offering tailored services in order to raise cross-selling. Our efforts will focus on the following growth drivers:

- Energy, Commodities & Transportation (ECT), where we offer integrated and innovative solutions to the energy, commodities and transportation industries, by combining extensive industry knowledge with a wide range of customised products;
- services to professional traders and to hedge funds and other institutional investors, where we will capitalise on the growing importance of alternative asset management;
- the institutional market, with its high demand for sophisticated solutions and swift rollout of derivatives and structured products;
- corporate clients: we aim to achieve a leading position by deepening our relationships in this segment;
- specialised financial services – such as leasing, commercial finance, trade finance, cash management, trust and corporate services – that allow us to meet the increasing demand for high-quality specialised services and the growing demand in emerging markets.

We will improve cost efficiency by continuously optimising our back-office operations and IT infrastructure, and by raising the productivity of our front-office staff.

We will further improve our risk management organisation, processes, methods and tools and ensure controlled growth in risk-weighted commitments in order to actively manage our risk exposure.

Key performance indicators

	Target for 2006-11 (CAGR)	2006–07 performance	
Total revenues	at least 10%	✓	13%
Net profit	at least 13%	✗	-76%

Employees
(in FTEs, x 1,000)


15
10
5
0
6.9
7.5
11.2
14.4
2004
2005
2006
2007

Outstanding loans to customers
(Merchant & Private Banking, in EUR billion)


250
200
150
100
50
0
139
179
179
201
2004
2005
2006
2007

Assets under administration
(in EUR billion)


150
100
50
0
64
73
96
116
2004
2005
2006
2007

Markets

comprises Global Markets, including Institutional Banking, and Clearing, Funds & Custody. Global Markets develops and delivers comprehensive, tailored and integrated solutions to top corporate clients, financial institutions, mid-caps, private banking clients, governments and public entities worldwide. It is present in 25 countries across Europe, America and Asia. Clearing, Funds & Custody offers high-value financial services in custody, clearing, fund administration and financing that support the trading and investment activities of financial professionals.

2007 Operational highlights

Most of Global Markets' activities performed very well in 2007, despite the exceptionally challenging market conditions. Nevertheless, Global Markets' results were impacted by the subprime crisis, which led to a widening of credit spreads and extremely tight money markets.

By focusing on optimising the trading capabilities in structured products, we were able to offer our clients alternative solutions in different asset classes (foreign exchange, fixed income, credits, equities, commodities, energy and carbon banking).

Equity Sales and Structuring showed spectacular growth of its client base, an increase in flows and broader geographical coverage (US, UK).

Trading in Foreign Exchange and Rates reported record results amid adverse market circumstances and in highly correlated markets. This was supported by widening of the product range, while safeguarding the overall liquidity position of the Bank.

In Securitisation, Fortis ranked number one in Benelux for the second year in a row and was named European commercial and residential mortgage-backed securities (CMBS/RMBS) issuer of the year. We further expanded our strong franchises in asset-backed securities and RMBS through our involvement in high-profile transactions for clients like Volkswagen Financial Services, the Kingdom of Belgium and Friesland Bank.

The Global Securities & Financing Group expanded its bond repo business globally by strengthening its teams in Asia and the Americas, capturing a greater share of the securities financing business there and laying the foundation for future growth.

In Clearing, we expanded our market access capabilities in Europe, the US and in the Asian/Pacific region, giving traders worldwide exchange connectivity in a straight-through-processing environment. We have become a general clearing participant of the pioneering new European Multilateral Trading Facility, Chi-X, and provide central counterparty services through the European Multilateral Clearing Facility. This market adds to the list of over 60 exchanges worldwide on which we offer clearing services to our customers. This initiative plus our efforts to reduce post-trade costs for clients earned us the 'Best at Investor Services in Western Europe' award from *Euromoney*. Building on our success in the Netherlands and Belgium, we are expanding in France and Germany with our broker-custody services. Since July 2007, Brokerage, Clearing & Custody has been the proud owner of the SAS 70 Type II Statement, an internationally recognised auditing standard.

Prime Fund Solutions enjoyed healthy growth in the Western Hemisphere. We extended our services to an additional 16 investment management firms including several top name players. Despite market turmoil, assets under administration/ custody grew by 34% to more than USD 400 billion. We provide a highly regarded value chain of services – true 24/7 service provision in 17 locations – that have a direct impact on the performance of our clients' funds. During the year we expanded our alternative fund platform in order to service our clients in Luxembourg. Prime Fund Solutions received SAS 70 Type I certification in 2007. We were also granted the 'Hedge Fund Administrator of the Year' award for our strategy, leadership and attention to detail.

Clearing, Funds & Custody played a key role as exchange agent for the consortium's tender for the acquisition of ABN AMRO. Our involvement underlines our operational excellence in supporting one of the biggest takeovers ever in the financial industry.

2008 Focus

- Increase trading capabilities by widening product range
- Provide prime brokerage services
- Expand into the onshore funds market in the US
- Capitalise on the acquisition of ABN AMRO

Commercial & Investment Banking

Commercial Banking aims to be the partner of choice for Europe-oriented medium-sized enterprises by offering value-added solutions through a cohesive network of Business Centres.

Investment Banking offers a wide variety of financial services, including corporate finance, structured finance and private equity. It provides integrated financial solutions in the fields of export and project finance, acquisition and leveraged finance, real estate finance and principal finance (primarily targeting transportation group companies).

2007 Operational highlights

Commercial Banking saw remarkable double-digit growth in 2007, gaining market share in Europe. Around 2,150 employees serve over 90,000 customers through 126 Business Centres in 19 countries.

We continued to pursue focused expansion by starting to strengthen our presence in a selected number of countries (Turkey, Germany, Poland and the UK). We will achieve this over the period 2007-11 by increasing market penetration and share of wallet.

We also pursued ambitious plans in the Benelux countries, where we already have a sizeable market share. Our 'enterprise and entrepreneur' approach, whereby we offer entrepreneurs solutions to their personal and professional banking needs, allowed us to achieve successful cross-fertilisation with Private Banking.

Our Investment Banking activities turned in a strong performance in 2007. Private Equity posted excellent results and further grew its investment portfolio. It now manages diversified private equity investments and hedge funds worth in excess of EUR 2 billion. Noteworthy transactions include Arets Graphics (Belgium), Smithuis Bakeries (Netherlands) and Elogos (Spain).

Our real estate finance businesses for professionals, in Belgium, the Netherlands and the United Kingdom, have been successfully integrated into Investment Banking. The new entity will serve about 300 clients and is a leading provider of real estate finance in Benelux. Fortis also successfully acted as joint bookrunner for the offering of EUR 638 million in commercial mortgage-backed securities.

In its first year of operation, Principal Finance – which is investing in a portfolio of assets in the transportation sector and in private equity transactions in the ECT sector – built up its portfolio, franchise and organisation considerably. High-profile deals (Cronos, Blueship), profitable divestments (Textainer) and very strong running yields on its portfolio produced record results.

Acquisition & Leveraged Finance (ALF) had a record year in terms of lead roles in leveraged buyout (LBO) financing, revenues and fee income. This confirms and demonstrates the market's recognition of Fortis as one of the leading mid-cap players in the European LBO market. Important transactions led by ALF included Dockwise (the UK/Netherlands), Joris Ide (Belgium), Marco Aldany (Spain), Targetti (Italy), Nedschroef (Netherlands) and Karavel (France).

Global Export & Project Finance further expanded its worldwide coverage by opening offices in Shanghai and Tokyo. With a presence in 15 countries, it became a global player. 2007 was another year of considerable growth in which we achieved a leadership position in several markets such as Europe (Public Private Partnerships/Infrastructure Finance), Turkey, Africa (mining) and Chile (power). Several highly visible deals were closed with some of Fortis's major clients, such as AES, Suez, Cintra, Bouygues and Avea.

Corporate Finance & Capital Markets executed several larger transactions last year, a course it will continue to pursue in 2008.

Examples of successful deals are the acquisition of Dockwise by 3i, the sale of Sdu Uitgevers (a publisher) by the Dutch Ministry of Finance, the IPO of Nyrstar and the various transactions in connection with the ABN AMRO takeover.

At Fortis Intertrust, we have consolidated our worldwide leading position in trust and corporate services and expanded our service offering in corporate, administrative and escrow services. A repositioning and review of services segmentation should yield additional revenues and a well-balanced approach with risk control, innovation and cross-selling as value drivers.

2008 Focus

- Intensify and enhance cross-selling
- Pursue Commercial Banking's sustained growth initiatives in selected countries
- Stimulate sustainable Commercial Banking growth through customer satisfaction and staff training
- Further roll out pan-European Acquisition & Leverage Finance network, now present in nine countries, and strongly grow the number of lead arranging mandates
- Reorganise and strengthen Principal Finance organisation, further building and diversifying its investment book
- Leverage on sectoral ECT know-how to build diversified investment book and to provide focused corporate finance services

Specialised Finance

consists of Energy, Commodities & Transportation (ECT), leasing, commercial finance, trade finance, and supply chain and cash management. This business line is made up of separate entities with different internal and external distribution channels and client bases. It develops a joint market approach that brings high-added value solutions to customers.

2007 Operational highlights

Specialised Finance's growth strategy over the past year has proven successful: we saw double-digit growth and more than 50% of our revenues were generated outside the Benelux region.

Fortis strengthened its position in the energy markets worldwide, in particular in the upstream oil and gas industry, offshore services and renewable energy. A heightened focus on clients in cooperation with other Fortis services resulted in noteworthy transactions and added to our overall service capabilities for our energy clients.

In Commodities, 2007 proved to be another year of growing volumes and market shares. Although the market was fiercely competitive, we were able to grow our client's base (e.g. in Brazil and Dubai), expand our product range (e.g. commodity derivatives, bases and precious metals from Hong Kong to New York), and provide all financial products in a 'one-stop shop'.

We at Fortis have continued to build on our reputation as one of the world's leading international transport financiers. In Shipping, we are today number 5 on the ship finance MLA league tables, rising from a number 9 position in 2006. We made great progress in building our profile as an offshore and oilfield services specialist.

Fortis Lease expanded its global footprint to 23 countries by concluding the acquisition of Captive Finance, present in Scandinavia and Asia. At the end of 2007, we also obtained a licence to establish a subsidiary in China. New production reached an all-time high, with noteworthy progress in niche markets such as yacht lease and vendor lease.

Fortis Commercial Finance, the world's fifth largest asset-based service provider with a presence in 20 countries, is always looking for opportunities to strengthen its international network. We signed a cooperation agreement with Intermarket Group, allowing us to add factoring to our product range in Central Europe. We also added innovative solutions such as Inventory Finance and Finodis e-invoicing to our product range. Improvements in the centralised back-office unit of Global Trade Services, which processes documentary credits and collections, allowed us to slash through-put times, raise the standard of service and improve customer satisfaction.

Finally, Supply Chain & Cash Management was at the forefront of SEPA by signing several agreements with third parties for clearing and settlement of euro payments. Fortis is one of the first banks to address the needs of international companies looking to optimise their financial supply chain.

2008 Focus

- Focus on an integrated service offering and deliver added value products to our Energy, Commodities & Transportation clients
- Follow our clients in existing and new locations (e.g. Australia)
- Intensify focus on social and environmental responsibility

Corporate & Public Banking

is responsible for the global relationship management of corporate and public-sector clients.

2007 Operational highlights

At Corporate Banking, 2007 was another year of intensive customer focus. We further implemented a client-centric model, pursuing geographical proximity with our clients rather than a pure 'sector-driven' approach.

Developing a high level of professional intimacy with our clients has given us a better understanding of their business. This has allowed us to participate actively in financing large corporates and to become a preferred strategic partner.

Our strategy of geographical proximity was not pursued at the expense of our internationally recognised expertise. Fortis was a driver in some landmark deals in the telecom and media & technology industries, and in the newly established global ports & logistics sector. The combination of converging world players in these markets and our thorough understanding of market drivers and specifics allowed us to make strategic transactions and to pursue cross-selling opportunities.

Public Banking also had an eventful year, as we pursued a new approach to this challenging client group. Our relationship management-driven strategy has allowed us to enter new areas of product deployment without compromising our high standard of service to existing clients. Consequently, we are further leveraging on Fortis's capabilities in Global Markets and Investment Banking.

2008 Focus

- Continue to invest in our bankers in charge of holistic relationship management
- Continue to deepen the relationship with clients through better understanding of their challenges and strategic intention
- Develop structured solutions combining appropriate products and skills

Financial performance

We restructured our organisation as of 1 January 2008. Asset Management and Private Banking now form a single business. As the Financial Statements are based on our organisational structure as it stood in 2007, the Private Banking figures are not available separately but are combined with those of Merchant Banking.

Merchant & Private Banking results

(in EUR million)	**2007**	2006	change
Total income, net of interest expense	6,035	5,319	13%
Change in impairments	(2,673)	(21)	*
Net revenues	3,362	5,297	-37%
Expenses	(3,545)	(2,916)	22%
Profit before taxation and minority interests	(183)	2,382	*
Income tax expense	697	(279)	*
Minority interests	0	4	-96%
Net profit	514	2,098	-76%
Cost/income ratio	59%	55%	
RARORAC	22%	22%	
Operating leverage	-8.1%	8.6%	

Merchant & Private Banking

(in EUR million)


6,000
4,000
2,000
0
+13%
4,396
5,319
6,035
+22%
2,615
2,916
3,545
-76%
1,467
2,098
514
Total income
Expenses
Net profit
2005
2006
2007

We transferred the retail activities of Fortis Banque France from Retail Banking to Merchant & Private Banking in the second quarter of 2007, without restating prior periods. This transfer may consequently distort year-on-year comparisons for both Retail Banking and Merchant & Private Banking.

Business environment
The economic environment in 2007 was dominated by the subprime mortgage crisis. The credit crunch eventually led to widespread financial market dislocation and risk repricing, which had several important consequences in the second half of the year. First of all, credit spreads rose, most markedly for sub-investment grade bonds. In addition, tensions heightened in the money markets as the spread between interbank lending rates and expected central bank policy rates widened significantly. Yield curves steepened, too, largely due to a plunge in short-term interest rate expectations. Meanwhile, the dollar tumbled, with EUR/USD rising from levels of around 1.30 at the start of the year to 1.45 at year-end, reflecting lower US interest rate expectations. And finally, oil prices soared, with a combination of demand and supply factors driving up crude oil prices (Brent) from around USD 55 per barrel to USD 95 per barrel at the end of the year.

Revenues
Total revenues increased by 13% to EUR 6,035 million, buoyed by a strong performance across all activities.

Net interest income on interest-margin products climbed 26% to EUR 2,597 million. This was in line with the 25% underlying growth in loans to customers (excluding securities financing and reverse repurchase agreements), reflecting favourable commercial developments across all businesses. The increase in credit risk-weighted commitments was limited to 14% thanks to EUR 7 billion in relief provided by conversion of the credit hedge portfolio into single-name credit default swap protection. These were purchased from highly rated European and American investment banks, covering a EUR 14 billion total notional amount.

Net commissions and fees advanced 10% to EUR 1,549 million. Some changes in accounting negatively affected net commissions and fees in 2007. Adjusting for this impact and for the integration of Retail Bank France, net commissions and fees rose 12%, 3% of which related to the ABN AMRO transaction. The underlying 9% increase in net commissions and fees reflects the solid performance delivered by all activities. Clearing, Funds & Custody recorded 22% growth on the back of higher volumes. Assets under custody at Global Clearing & Custody went up 4% (to EUR 326 billion) and assets under administration at Prime Funds Solutions jumped 21% (to EUR 116 billion).

Private Banking posted a 6% increase in net commissions and fees, mainly in the Netherlands, Switzerland, the UK and Asia, on higher volumes and margins. Funds under management reached EUR 82.6 billion at the end of 2007 (up 5%), supported by EUR 2.7 billion in total net inflow.

Treasury and financial markets results came to EUR 1,065 million, down only 5% in an extremely difficult market environment. The year-on-year decline was entirely attributable to negative revaluations in the structured credit business while all other trading and non-trading activities performed better than in 2006. Adjusted for grossing up, the EUR 1,208 million income in treasury and financial markets was still firmly above the cycle-neutral annual floor. These activities have thereby demonstrated their capacity to



Fortis colleagues speak from the heart

Time and money: that's what the management and staff at **Finance** pledged to give children with special needs. Finance's commitment to the Belgian **MPI Pottelberg**, a school for disabled and disadvantaged children, dates from 2005 when **Fortis Foundation Belgium** organised a **Solidarity Day** for this business line. Combining community involvement and fun, the '**FinAuction**' project raised nearly EUR 4,000 for this school. This project gave Finance staff based in Benelux an intranet platform for bidding for items put up for auction by the management. It seems corporate philanthropy has its best practices, too.

generate strong and resilient results under challenging market conditions, thanks to their diversified nature.

The change in provisions for impairments reached EUR 2.8 billion in 2007, mainly due to impairments on the US subprime-related investments (EUR 2.7 billion) and other parts of the structured credit portfolio. Fortis applied a prudent approach to impairments, using strict assumptions on the super senior CDO portfolio with subprime exposure. An impairment of EUR 2.4 billion was taken on this exposure in the fourth quarter of 2007. Additionally, an impairment of EUR 0.2 billion was recorded in 2007 on the below super senior tranches and some warehouse positions related to the origination activity. Finally, an impairment of EUR 0.1 billion was booked in the credit spread portfolio, bringing total subprime impairments to EUR 2.7 billion in 2007 (EUR 1.7 billion after tax). Taking these impairments into account, the remaining exposure on US subprime CDOs stood at EUR 2.9 billion at the end of 2007, EUR 2.6 billion of which in High Grade super senior tranches and EUR 0.3 billion in Mezzanine super senior tranches.

Expenses

Total expenses increased by 22% to EUR 3,545 million in 2007. Adjusting for scope changes and one-offs, such as Fortis Energy Marketing & Trading, the first-time inclusion of Retail Bank France's activities and ABN AMRO integration costs (EUR 6 million), total expense growth stood at 14% for the year. Staff expenses went up 24% to EUR 1,841 million, while the number of FTEs rose by 14%, with new hiring mainly at growth engines and outside the Benelux region. Adjusting for scope changes and one-offs, staff expenses advanced 12% due to a 7% underlying increase in the number of FTEs and wage drift. Non-staff expenses amounted to EUR 929 million, up 21% in 2007. Scope changes, combined with a restructuring provision in France and ABN AMRO integration costs, accounted for 10% of the increase. The remaining 11% reflected investments in growth in the US, Asia and the UK.

Net profit

Our net profit for the full year decreased to EUR 514 million, as impairments on US subprime-related investments offset the strong underlying performance of all Merchant & Private Banking activities. This cancelled out the 13% increase in total income, which was composed almost entirely of the rise in net interest income and net commissions and fees. Excluding the impact of the subprime impairments, net profit came to EUR 2,204 million, up 5% on a high 2006 base.

Accolades

- Best Bank in Belgium and Luxembourg (*Global Finance*, October 2007)
- Most respected broker in the Benelux (*Thomson Extel*, June 2007)
- Best Investor Services in Western Europe (*Euromoney*, July 2007)
- Best Investment Bank in Belgium (*Euromoney*, July 2007)
- Hedge Fund Administrator of the Year (*Funds Europe*, December 2007)
- Best Bank in Eastern Europe for Cash Management (*Treasury Management International*, January 2008)
- European MBS issuer of the Year for our Dutch mortgage securitisation transactions (*Opal*, October 2007)
- 'Grand Prix' for best analyst team in the Advisory category in France, for the second time in a row (*La Tribune*, October 2007)
- Join2Grow.biz, our website for the entrepreneur community, won two WebAwards: the B2B Standard of Excellence and the Online Community Standard of Excellence (Web Marketing Association, September 2007). It was also granted the Bronze award by CMS Channel (an independent consultancy company) and the Cyber Cristal (1st Prize) in the 'Brand Websites - Financial Communication' category at the International Advertising Festival of Méribel (December 2007)
- Shipping Finance Adviser of the Year (*Lloyd's Shipping Economist (LSE) Awards*, November 2007)
- Three 'Deal of the Year' awards for global shipping transactions (in leasing, M&A and IPO) completed in 2006 (*Marine Money*, June 2007)
- Best senior corporate bond of the year: Belgacom's EUR 1.65 billion bond issuance (*EuroWeek*, January 2007)
- Best Soft Commodity Finance Bank (*Trade & Forfaiting Review Magazine*, August 2007), for the third consecutive year
- No. 1 ranking in Syndicated Lenders for clean energy project finance (*New Energy Finance*, 2007)
- Best Foreign Exchange Bank in both Belgium and the Netherlands (*Global Finance*, January 2008)
- Best Bank in Eastern Europe for Cash Management (*Treasury Management International*, January 2008)

Insurance

We aim to be the preferred supplier of insurance and savings products to our customers. Drawing on the skills and expertise of local insurance companies in Europe and beyond, we pursue a multi-channel distribution strategy aimed at growing our insurance activities, both organically and through joint ventures and acquisitions. At the same time, we will continue to maintain tight risk control and cost awareness, investing in those projects we believe will accelerate our growth.

Business profile

Fortis occupies a top 10 position in Europe's insurance market, with market leadership in the Benelux countries and strong positions in the bancassurance and broker channels. We leverage our skills in distribution, operations and products from our home markets in the Benelux region and have established leading positions in selected European and Asian markets. Our top-line growth in recent years has given us attractive new business margins in Life and a healthy combined ratio in Non-Life.

Business strategy

Our Fortify insurance strategy is aimed at growing the business by applying the principle 'optimise locally by sharing globally', i.e. share proven skills across borders and businesses. To this end, we have established one global organisation which includes knowledge communities to enhance the cross-border exchange of know-how and to help us pursue a common approach within individual fields of expertise. Our strategy focuses on extending multi-channel distribution, product market innovation and operational excellence. Finally, we will continue to invest in selected new markets in Europe and in Asia.

In Belgium, we want to strengthen our market leadership position by exploiting our multiple distribution channels, focusing on innovation and pursuing profitable growth. The goal in our life insurance business is to achieve growth of written premiums and of assets under management. In Property & Casualty, meanwhile, we want to gain market share in both the retail and SME client segments. For the latter, we will continue to develop business between the bank and the broker channels.

In the Netherlands, our focus is on profitable top-line growth and boosting market share through multi-channel distribution and product innovation. We are adapting our organisation to new regulations and stricter supervision and a more critical attitude among stakeholders towards the insurance industry. Plus we are facing the challenge of stiffer competition and changing customer preferences and purchasing behaviour.

In the rest of the world, we have successfully entered new markets and have reinforced existing market positions, both organically and through acquisitions. The result of all this has been impressive revenue and profit growth in Asia and in several markets in Europe. We have drawn on our knowledge and expertise to transfer skills throughout the company, promote product innovation and improve distribution methods.

Employees (in FTEs, x 1,000)



15
10
5
0
2004
2005
2006
2007
4.8
4.8
2.6
5.0
4.7
3.4
5.2
4.2
3.7
5.3
4.6
5.0
Insurance Belgium
Insurance Netherlands
Insurance International

Key performance indicators

	Target for 2006–11 (CAGR)	2006–07 performance
Gross inflow Life	10-13%	✗ 9%
Gross written premiums Non-Life	8-11%	✓ 9%
Net profit	>9%	✓ 12%*

* Before results on divestments

Belgium

2007 Operational highlights
Highly effective life marketing campaigns and savings-related new-generation products helped us to consolidate our leadership positions in both the individual and group life markets.

Concepts that flexibly combine multi-products, such as Familis in the retail market and Modulis in the market for small and medium-sized enterprises, continue to give us a competitive edge in the non-life market.

Familis, the retail package launched in 2002 which combines different contracts and allows flexible premium payments, recorded sharp growth rates and has established an outstanding reputation. Today, there are more than 380,000 Familis policies, with an average of 2.3 insurance covers per policy.

The broker channel also introduced new packaged insurance products under the Modulis concept covering the risks specific to different target groups, such as dentists, bakers and pharmacists.

In a survey of 500 Belgian brokers by a leading consultancy firm (AT Kearney), Fortis Insurance Belgium delivered a repeat performance (compared with 2005), taking first place in life and non-life and second place in group life.

2008 Focus
- Leverage our cross-selling and multi-channel expertise by implementing a new synergy model (VIP-strategy)
- Exploit the untapped potential in the group life SME market by launching the Pension@work concept
- Implement operational excellence strategy
- Continue to pursue our product and service innovation strategy, both at Life (e.g. SRI funds) and Non-Life (e.g. enlarged pack offering)
- Finalise the ongoing Non-Life platform integration, which will significantly improve our time to market and customer service

Netherlands

2007 Operational highlights
We continued to invest in our growth strategy. We further diversified our distribution and increased the contribution from bancassurance and direct channels relative to broker distribution – one of our key strategic ambitions – by launching the new direct label Ditzo. This insurer offers products online to customer groups that would not normally approach the broker channel for advice. Ditzo started out with motor insurance and will extend its range to other non-life and life insurance products and mortgages. Several initiatives were taken to further strengthen broker distribution, e.g. Fortis ASR introduced a website providing web-based sales support to brokers.

Our focus on operational excellence and customer and broker satisfaction resulted in improved performance scores. An annual satisfaction survey of Dutch brokers placed Fortis in the top 3 for non-life products, and our accident and health-related products remained in first place.

Fortis was named best employer in the Netherlands by the weekly *Intermediair* in its annual survey. In the firm belief that employees make the difference, our insurers in the Netherlands created a programme concentrating on client focus and entrepreneurship. All managers took part in this course last year, which builds on the Fortis leadership programme. All staff will participate as from February 2008.

2008 Focus
- Further develop the product range of our recently launched direct channel
- Accelerate bancassurance, e.g. by pursuing opportunities created by the ABN AMRO acquisition
- Continue to focus on broker and client satisfaction by means of our ongoing operational excellence programme
- Continue to focus on innovation by developing our next generation of life and non-life products

International

2007 Operational highlights
Fortis Corporate Insurance (FCI), our non-life insurer in Benelux for medium-sized and large businesses, successfully pursued its focused growth strategy. Standard & Poor's and Fitch Ratings again assigned the company A and A+ ratings.

In the UK, the British Insurance Awards named us 'General Insurer of the Year' for our consistent growth, our efficiency and our innovative approach. Our strategy of delivering combined capabilities continued to prove successful in the affinity market. We started new affinity relationships, for example with major retailers Marks & Spencer and DSG International, through which we deliver personal lines insurance. And we strengthened existing relationships, e.g. by supporting Kwik-Fit Insurance Solutions in developing its new subsidiary, The Green Insurance Company, which offers sustainable car insurance products.

The strategy at Millenniumbcp Fortis in Portugal of developing innovative products proved successful and resulted in higher penetration rates among clients of our partner bank. The non-life operating company Ocidental Seguros was named 'Best Portuguese Non-Life Insurer in 2006' by business magazine *Exame*, recognising this company's excellent performance in the Portuguese market.

In Luxembourg, growth was fuelled chiefly by the sale of unit-linked products through third-party private banks under the Freedom of Services Act. Initiatives are underway to expand the product offering and explore new distribution opportunities.

In France, our strong performance was achieved thanks in part to the launched partnership with Fortis Bank.

In newly entered markets – Germany, Turkey, Russia and the Ukraine – we introduced life insurance products.

After fifteen years of successful cooperation, Fortis and "la Caixa" terminated their Spanish joint venture CaiFor. Fortis remains fully committed to the Spanish market and is investigating new investment opportunities.

We continued to pursue selective expansion in Asia. The acquisition and integration of Pacific Century Insurance Holdings, now rebranded to Fortis Insurance Company (Asia) Limited, gives us a solid platform for growth in the region and has become a centre of excellence in agency management.

Taiping Life in China had a good year, thanks to the re-introduction of unit-linked products. It extended its nationwide network, which now basically covers most parts of the developed and semi-developed areas of China. It has more than 350 offices and well over 43,000 sales agents.

The introduction of the new brand name Etiqa marks the last stage of integration of the combined multi-channel organisation at Mayban Fortis. This company aims to become the national

Our insurance joint ventures

Country	Name	Fortis stake	Market positions	Started in
India	IDBI Fortis Life Insurance	26%	–	First quarter 2008
Portugal	Millenniumbcp Fortis	51%	No. 1 (22% market share) with access to large Millennium BCP bank network Assets under management: EUR 10 billion	January 2005
Thailand	Muang Thai-Fortis	40%	No. 6 life insurer (6.8% market share). Assets under management: over EUR 1 billion	June 2004
China	Taiping Life	24.9%	No. 6 life insurer (3.2% market share). Assets under management: over EUR 4 billion	December 2001
Malaysia	Mayban Fortis	30.95%	No. 3 in life; no. 3 in non-life; no. 1 in takaful (Islamic insurance); access to Maybank's extensive network Assets under management: over EUR 4 billion	February 2001

insurance champion, i.e. number one in conventional and takaful insurance in Malaysia.

In Thailand, Muang Thai-Fortis developed new takaful products with the assistance of Mayban Fortis. Muang Thai Life is exploring ways to further penetrate the Thai insurance market and has rapidly increased the number of bank sales agents to over 350, more than double the figure at the beginning of 2007.

IDBI Fortis, the life insurance joint venture with Industrial and Development Bank of India (IDBI) and Federal Bank, commenced operations in India in the first quarter of 2008. Fortis owns 26% of the new company and IDBI and Federal Bank own 48% and 26% respectively. The company pursues a multi-channel distribution strategy, selling insurance through the partners' extensive networks and an agency sales force. Other distribution channels will be added at a later stage.

2008 Focus

- Implement multi-channel distribution in European countries
- Stimulate product innovation (e.g. by introducing variable annuities)
- Leverage our skills in operational excellence in recently acquired markets
- Expand into new markets (e.g. Poland) and pursue close collaboration with Consumer Finance
- Complete implementation of FCI's quality improvement plan
- Launch FCI's activities in Paris
- Open new branches in China and invest in enhancing the efficiency of the agency force
- Develop bancassurance in India
- Reinforce our position in Malaysia and Thailand as leading multi-channel insurer
- Implement multi-channel strategy at Fortis Insurance Company (Asia) Limited

Financial performance

Insurance Belgium results

(in EUR million)	**2007**	2006	change
Gross inflow			
• Life	6,150	5,474	12%
• Non-Life	1,367	1,270	8%
Operating costs	(389)	(378)	3%
Technical result			
• Life	242	325	-26%
• Non-Life	118	128	-8%
Operating margin			
• Life	344	456	-25%
• Non-Life	138	150	-8%
Profit before taxation and minority interests	565	699	-19%
Income tax expense	(37)	(142)	-74%
Minority interests	6	4	50%
Net profit	522	552	-5%
Operating leverage	-14.4%	-4.4%	
Value added by new life business	207	189	10%
Combined ratio			
• Property & Casualty	99%	96%	
• Accident & Health	103%	107%	
• Total Non-Life	100%	99%	

Gross premiums

Total gross inflow clocked in at EUR 7,517 million, 11% higher than last year.

Total Life inflow grew by 12% to EUR 6,150 million. This strong performance was fuelled by successful savings campaigns at the banking and broker channels in early 2007, and by the Summer Heat savings campaign.

Full-year inflow through the banking channel came to EUR 3,571 million, 15% higher than last year, fuelled by a record inflow in the first semester and the Summer Heat campaign. Year-on-year inflow in savings advanced 20%. Unit-linked inflow increased by 7% compared with 2006, despite the volatile financial market environment. Growth was driven mainly by safe funds which work according to a loss-limiting investment approach, switching from shares to cash when stock markets go down based on a dynamic asset allocation model.

Inflow through the broker channel went up 10% to EUR 1,609 million at the end of 2007. Here too savings products – in particular Top Rendement Invest – were mainly responsible for this solid performance, with year-on-year growth at 16%. Growth was driven chiefly by Top Rendement Invest, now accounting for 70% of inflow from savings products, most of which are principal protection products.

Group Life delivered a robust performance, with inflow rising 7% to EUR 970 million. Single premiums increased by 16% while regular premiums climbed 4%.

Value added by new business increased by 10% to EUR 207 million, mainly on increased sales of savings products in both the banking and broker channels.

Gross written premiums at Non-Life came to EUR 1,367 million, up 8% on last year, with growth achieved primarily at Motor and Fire. This sharp increase was recorded without compromising the sound underwriting or pricing criteria.

Non-Life inflow through the banking channel advanced 6% to EUR 198 million. Non-Life products sold through the broker channel stood at EUR 861 million, rising 9%.

Operating margin

Despite the strong commercial performance, the full-year technical result at Life decreased by EUR 83 million to EUR 242 million, largely owing to the impact of turmoil on the capital markets (EUR 102 million). Moreover, the 2006 technical result was lifted by the realisation of a large, one-off real estate development project. Excluding the above effects, Life activities benefited from volume growth in both individual and group life.

The full-year technical result at Non-Life amounted to EUR 118 million, down 8% on last year, due to Windstorm Kyrill (EUR 45 million pre-tax impact). Excluding the storm, the year-on-year technical result improved from EUR 128 million to EUR 162 million, thanks to volume growth and operational excellence.

The combined ratio at Non-Life, including Workmen's Compensation, ended up at 100.4%, compared with 99.1% in 2006, and was severely impacted by Windstorm Kyrill. Disregarding the storm, the combined ratio stood at 96.9%. Excluding Kyrill and the long-term business of Workmen's Compensation, which tends to have a higher combined ratio while still being profitable, the combined ratio would have improved to 94.2%.

Net profit

Net profit at Fortis Insurance Belgium came to EUR 522 million, down from EUR 552 million in 2006. The figure was depressed by Windstorm Kyrill and the turmoil on the capital markets (EUR 134 million pre-tax in Life only), but lifted by an improved operational performance and net capital gains.

Insurance Belgium, Life (in EUR million)


+12%
5,280
5,474
6,150
478
456
344
-25%
-2%
392
435
425
Gross inflow
Operating margin
Net profit
2005
2006
2007

Insurance Belgium, Non-Life (in EUR million)


+8%
1,164
1,270
1,367
-8%
144
150
138
96
119
97
-18%
Gross inflow
Operating margin
Net profit
2005
2006
2007

Insurance Netherlands results

(in EUR million)	**2007**	2006	change
Gross inflow			
• Life	3,108	3,438	-10%
• Non-Life	2,111	1,943	9%
Operating costs	(561)	(552)	2%
Technical result			
• Life	(86)	275	*
• Non-Life	199	272	-27%
Operating margin			
• Life	230	314	-27%
• Non-Life	243	280	-13%
Profit before taxation and minority interests	1,016	809	26%
Income tax	(111)	(180)	-38%
Minority interests	16	5	*
Net profit	889	624	42%
Operating leverage	14.4%	4.7%	
Value added by new life business	77	85	-10%
Combined ratio			
• Property & Casualty	99%	98%	
• Accident & Health	86%	83%	
• Total Non-Life	93%	91%	

Gross premiums
Gross inflow at Life rose to EUR 3,108 million, up 14% on 2006 (excluding Group Life's co-assurance of a EUR 710 million contract in 2006). This increase was driven primarily by Group Life (almost doubling the figure to EUR 754 million in 2007), which pinpointed the pension business as a key area. Individual Life premiums, for regular and single premiums, remained stable compared with 2006.

Value added by new business (VANB) decreased by 10% from EUR 85 million to EUR 77 million. Volumes and VANB improved in all product lines, except for individual unit-linked. Adverse market conditions for unit-linked products depressed sales, which resulted in a drop in VANB.

In the fiercely price-competitive Dutch market, Non-Life grew gross written premiums by 9% to EUR 2,111 million by entering new markets. All major business lines contributed to this performance (Accident & Health up 17%, Motor up 1%, Fire up 2%), thanks to successful marketing campaigns, new distribution models (internet and direct distribution) and product innovation.

Operating margin
The technical result at Life decreased from EUR 275 million to EUR 86 million negative. The decline was caused by the global credit crunch (EUR 151 million before taxes) and additional liabilities related to unit-linked policies. Excluding these one-off elements, a solid underlying performance was delivered.

The Non-Life technical result came to EUR 199 million, falling 27% from EUR 272 million in 2006. The decrease was caused by Windstorm Kyrill in the first quarter (EUR 19 million before taxes), the impact of the global credit crisis in the second half of 2007 (EUR 36 million before taxes), a higher number of fire claims in 2007 and relatively low entrance premiums in the newly privatised long-term disability market.

A sustained strong commercial performance, reflected in higher business volumes, combined with strict cost control helped to improve the expense ratio at Non-Life (down from 34.8% in 2006 to 33.3% in 2007). The claims ratio increased from 55.8% to 59.2% due to several factors influencing the technical result, such as Windstorm Kyrill. The combined ratio stood at 92.5%, up from 90.6% in 2006.

Insurance Netherlands, Life (in EUR million)



-10%
2,635
3,438
3,108
355
314
230
-27%
+62%
304
406
658
Gross inflow
Operating margin
Net profit
2005
2006
2007

Insurance Netherlands, Non-Life (in EUR million)



+9%
1,969
1,943
2,111
251
280
243
-13%
+5%
230
220
231
Gross inflow
Operating margin
Net profit
2005
2006
2007

Net profit

Net profit at Fortis Insurance Netherlands jumped 42%, from EUR 624 million in 2006 to EUR 889 million in 2007, thanks to a higher result at Life.

Insurance International results

(in EUR million)	**2007**	2006	change
Gross inflow			
• Life	3,911	3,214	22%
• Non-Life	2,005	1,820	10%
Operating costs	(462)	(410)	13%
Technical result			
• Life	75	39	92%
• Non-Life	2	173	-99%
Operating margin			
• Life	99	40	*
• Non-Life	7	174	-96%
Profit before taxation and minority interests	191	283	-33%
Income tax expense	(34)	(70)	-51%
Results on divestments	947	0	*
Minority interests	43	31	39%
Net profit	1,128	242	*
Operating leverage	-18.3%	-9.4%	
Value added by new life business	62	50	25%
Combined ratio			
• Property & Casualty	110%	101%	
• Accident & Health	96%	95%	
• Total Non-Life	108%	100%	

Gross premiums

Gross inflow at fully consolidated Life companies increased by 22% from EUR 3,214 million to EUR 3,911 million. The strategy of developing innovative products, aligned with a multi-channel distribution approach, was successful in all countries and contributed significantly to inflow. Millenniumbcp Fortis in Portugal increased penetration rates among clients of the bank distribution partner. Despite a market decline of 3%, 19% inflow growth was realised in France on a bancassurance distribution agreement with Fortis Bank, now including Fortis Private Banking. Growth under the Freedom of Services Act compensated for lower bancassurance results in Luxembourg. FICA in Hong Kong and new European markets contributed EUR 226 million and EUR 77 million respectively in 2007.

Total Life gross inflow from the joint ventures (all Asian, since the CaiFor joint venture in Spain was sold), reported on a 100% basis, advanced 27% to EUR 2,380 million from EUR 1,878 million. Among the Asian joint ventures, TaiPing Life was the largest contributor, clocking up growth of 38%.

Value added by new business, restated for CaiFor, increased by 25% to EUR 62 million resulting from higher volumes in unit-linked policies and in term business, a better product design in Portugal and the contribution of the banking channel in France.

Gross written premiums at consolidated Non-Life companies rose 10% to EUR 2,005 million from EUR 1,820 million. Growth was achieved primarily on increased sales in the UK and commercial premium growth at FCI (mainly in marine and liability).

Insurance International, Life (in EUR million)



+22%
3,566
3,214
3,911
25
40
99
52
84
911
Gross inflow
Operating margin
Net profit
2005
2006
2007

Insurance International, Non-Life (in EUR million)



+10%
1,642
1,820
2,005
181
174
-96%
7
+37%
151
157
216
Gross inflow
Operating margin
Net profit
2005
2006
2007

Gross written premiums at Non-Life companies reported using the equity method (consolidated on a 100% basis) increased by 5%, from EUR 289 million to EUR 303 million.

Operating margin
A continued focus on profitability at Life boosted the technical result from EUR 39 million to EUR 75 million.

Windstorm Kyrill and the impact of floods in the UK in June and July depressed the Non-Life technical result (in Motor and Fire) to EUR 2 million in 2007 from EUR 173 million in 2006.

Net profit
Net profit for 2007 was exceptionally high because of the capital gain on the CaiFor divestment (EUR 947 million). Excluding this capital gain, net profit stood at EUR 181 million compared with EUR 242 million in 2006.

Accolades

Belgium

- Belgium: Insurance Award in Branch 23 for 'Top Profit Planet Euro' in Low Risk Fund category, 'Top Profit Galaxy Euro' in Medium Risk Fund category and 'Planning for Pension' in Life Style category (Decavi 2007 Belgian Life Insurance Awards, October 2007)
- Fortis AG scored best in broker satisfaction in non-life and individual life and second best in group life (survey of 500 brokers by AT Kearney, September 2007)
- Brokers Award for overall satisfaction, for the second consecutive year. In the Concepts category, Familis (individuals market) and Modulis (SME market) were recognised for their innovative, holistic customer approach (Belgian Non-Life Insurance Awards, April 2007)

Netherlands

- Europeesche named 'Best Travel Insurance Company' in the Netherlands for the ninth year in a row (voting by peers at the 'Vakantiebeurs' trade fair in Utrecht, January 2007)

International

- Ocidental Seguros, a Millenniumbcp Fortis insurance company, awarded 'Best Non-life Insurer of Portugal in 2006' (*Exame* business magazine, September 2007)
- Muang Thai Life named best life insurance company in Thailand
- Fortis UK: 'General Insurer of the Year' and 'Loss Adjusting (claims) Initiative of the Year' (*British Insurance Awards*, 4 July 2007). Two awards, 'Most Effective Insurance Initiative' and 'Most Innovative Application of Technology', at the ifs School of Finance, Financial Innovation Awards (November 2007): 'Assistance/Claims Handler of the Year' (*International Travel Insurance Journal*, November 2007). Api (strong) rating affirmed by Standard & Poor's
- RIAS in the UK named Personal Lines Broker of the Year, for its growth and continued focus on customer care (*Insurance Times* Awards, December 2007)
- 'Best Deal in Hong Kong' award for the acquisition of Pacific Century Insurance, now rebranded into Fortis Insurance Company (Asia) Limited (*Asset Magazine*, one of Asia's most respected finance magazines, December 2007)

Knowing our customers



New opportunities

In our business, compliance with new regulations is crucial – and requires strong and efficient support services. Fortis relied heavily on these functions to prepare for the introduction of the Markets in Financial Instruments Directive (MiFID) last November. The new legislation introduces a single market system and a regulatory framework for investment services, while removing barriers to cross-border securities trading. MiFID is good news for our clients and creates an exciting market opportunity for us.

Under the new directive, customers have a greater choice of investment service providers, while the latter have to conform to high quality standards at the fairest price. Customers define their own investor profile, which allows us to offer them the right products and to help them better understand the consequences of their investments.

But MiFID is not only about advising customers better; it also requires us to guarantee the best execution of orders and to offer a high level of protection. Now customers can compare us more accurately with other banks and investment firms too. As a front runner in this area, we are in a good position to identify and exploit the opportunities the new level playing field has to offer.

When it comes to putting MiFID into practice, there is no magic wand. Thousands of employees have done their part to apply the directive, and a total of 25,000 people company-wide have completed an e-learning course. All our efforts have fully equipped us to take on the challenges – and seize the opportunities – facing our industry.

Fortis UK was recognised twice in 2007 by the ifs School of Finance. The first award was Most Effective Insurance Initiative for our efficient and differentiated approach to managing our car repairer network and for putting the customer at the centre of this process; the second was Most Innovative Application of Technology for introducing voice recognition and SMS technology into our travel insurance distribution channel.

Fortis was one of the first banks to launch the SWIFT Member Concentrator Programme. This programme gives institutional customers cheap and easy access to SWIFTNet, regardless of whether they have thousands or just a handful of transactions to process every day. We help our customers with their SWIFT accounts and align their back offices with the SWIFT network.

Since January 2007, Fortis has been carbon-neutral across the globe, saving energy, buying green electricity and offsetting any residual CO_2 emissions. We grew our activities in renewable energy and again came top of the league for our syndicated financing of clean energy projects.

Support functions

One of our primary goals at Fortis is to achieve robust, sustainable and controlled growth. To do that, we need to operate efficiently and effectively. That is where our powerful operating model comes in.

Based on four businesses and several support functions, the model allows us to leverage our core competences, align resources and extract synergies across the company. It enables us to operate at maximum efficiency and helps us add value for our customers at every level of the business.

All of our support functions are headed by a member of the Executive Committee. Two of these functions are discussed below.

Technology, Operations & Process Services

In late 2006, a number of business lines were combined to form Technology, Operations & Process Services (TOPS). The aim of this move was to leverage their skills and expertise to the full. The business lines that joined to form TOPS are Information Services & Technology, Operations and Group Services.

TOPS is an integral part of our value chains. It helps our businesses better serve their customers by designing and operating state-of-the-art and cost-efficient technology infrastructures, information systems, shared operation factories and – as from 2008 – physical environments. For Fortis as a whole, TOPS safeguards integrity and security by defining functional strategies, architectures, policies and standards. It also fosters continuous performance improvement by promoting consolidation, automation and sourcing. In a nutshell, TOPS is 'the engine inside'.

Last year TOPS supported Fortis's international growth strategy by launching new systems and platforms under CityPlan, a cross-border, cross-business project. CityPlan aims to build and implement large-scale business transformation programmes, based on a common IT architecture and on attendant upgrading of processes and systems.

TOPS served our businesses in several ways in 2007. For Retail Banking, it launched a new cross-border core banking platform, first released at our Irish joint venture An Post. It also introduced a common front-end application for securities handling in Belgium and the Netherlands and it updated front-office applications such as our Selfbank terminals and online banking. For Private Banking, TOPS launched a client portal in Belgium and the Netherlands and a new employee portal in Luxembourg. And at Merchant Banking it facilitated the first release of a platform in the US for processes and systems, paving the way for subsequent rollout worldwide.

In other successful projects, TOPS deployed a Fortis Shared Service Centre for securities handling in the Benelux countries, ensured SEPA certification and MiFID compliance, and implemented data collection and computation systems to ensure Basel II compliance. And it supported preparations for the ABN AMRO acquisition and for the subsequent transition plans.

Insurance too has benefited from its partnership with TOPS, which supported the development and implementation of Ditzo, our new direct insurance channel in the Netherlands.

Besides being involved in major change-driven developments, TOPS provides day-to-day support to its internal and external clients, keeping a watchful eye on security, performance and quality. In all its efforts, this vital support function helps the rest of the company raise productivity and enhance efficiency.

Human Resources

Fortis is striving to become the preferred employer in the financial services industry.

In 2007, we were proud to receive recognition in Best Employer Awards in our home markets. *Intermediair*, a leading Dutch management and careers weekly, selected Fortis as Best Employer in the Netherlands in its annual survey of 120 companies. Forty thousand Management and Economics graduates voted us 'Preferred Employer' in Belgium (Trendence survey). And we made a spectacular jump to second place in Randstad's 'Most Attractive Employer 2007 Award in Belgium' survey, having only arrived in the top 20 in 2006.

We aim to strengthen our competitive advantage by developing a culture that helps our people reach their full potential and by deploying our human capital to accomplish our company's goals. Like in 2006, we maintained our high average training rate of 4.6 training days per FTE. Our management development programmes continued to shape our talented future leaders this past year. A total of 1,368 managers completed our 'Leadership for Growth' programme, with 64 more receiving 'Next Generation Leadership' training.

We are taking major initiatives in further improving the training and development opportunities for our employees. Not only will we offer a variation of our successful 'Leadership for Growth' programme to welcome our talented new ABN AMRO colleagues, called 'Connecting for Growth', but 2008 will also be the year in which the Fortis University is established. This will create an integrated group-wide education institute where we will offer a series of newly designed business-focused training and development programmes.

The expertise and experience of ABN AMRO people are a key reason why its businesses are so attractive. We are successful because our people are talented, motivated and rewarded, and we want the same for the staff of ABN AMRO who join us. Our initiatives in this area are underpinned by the People Principles which we drew up in 2007. The principles express Fortis's aim to retain the best talent from all the companies involved through a fair appointment process based on merit and competences, and in compliance with legal obligations. Five Redeployment Centres across the globe are coming on stream to identify and manage redeployment opportunities for staff across the operations of the banks, within the Netherlands and in other appropriate territories. The People Principles also underline our commitment to working constructively with works councils, trade unions and other representative bodies.

Number of employees

	2007	2006	2005
Belgium	24,715	24,225	23,908
Netherlands	14,065	13,487	13,540
Turkey	5,561	4,775	4,654
UK	3,955	3,633	3,746
Luxembourg	3,029	2,905	2,766
France	2,885	2,850	2,859
Poland	2,776	1,445	1,045
Germany	1,738	1,312	674
Other countries	6,249	5,115	3,896
Total	**64,973**	**59,747**	**57,088**

At Fortis we encourage our managers and staff to take control of their own careers. This year we helped them do this by furthering the company-wide rollout of electronic tools designed to track development needs and monitor performance. We continued to embed our one company culture of performance by encouraging employees to 'deliver results', 'be mobile' and 'develop yourself'.

River deep, mountain high

The **Fortis Challenge** in Austria's Mayrhofen was a real **rollercoaster** for around 400 Fortis people from 22 countries around the world. They were pushed to their mental and physical limit, through steep mountain trails, gushing white-water rivers and fearsome mountain biking tracks – but every team made it over the finish line. The Challenge comprised a range of outdoor sports and tests of strategic skills and intelligence, boosting employee involvement and company pride. A huge number of employees were keen to participate: 260 teams of five people competed in the qualifiers, with 75 actually making it to the Challenge in Austria. Together they raised an impressive EUR 270,000 for **SOS Children's Villages**, the international charity for orphans and abandoned children. This money will be used to build the **Hemeiusi Children's Village** in Romania.


FORTIS
FINISH

The Fortis Performance Management Model is now mandatory for all our managers worldwide. Our long-term objective is to offer this single cross-border performance appraisal process to all our employees.

We firmly believe at Fortis that a workforce that reflects the diverse group of customers we serve and the communities in which we operate makes us stronger as a company. This year we deepened our commitment to diversity in the broadest sense by launching a new Diversity & Inclusion policy and diversity action plans for each Fortis business. We also set up a new website as a practical guide: www.fortis.com/diversity.

Our employees' enthusiasm for working at Fortis is reflected in the *Talking about Fortis* film at www.fortis.com/career.

Accolades

- European Structured Equity Issue of the Year, for Fortis's EUR 2 billion conditional capital exchangeable notes (IFR, December 2007)
- Best employer in the Netherlands (*Intermediair*, October 2007)
- Best employer in Belgium (Trendence – a leading European institute for personnel marketing, September 2007)
- Second most attractive employer in Belgium (Randstad survey, March 2007)
- 'Partners in Business' from our Merchant & Private Banking Academy selected as number one 'out of the box' training programme in Belgium (*RH Tribune*, Belgian HR magazine, September 2007)
- Merchant & Private Banking Associate Programme voted Best Traineeship in the Netherlands in the 'Financial' category (Sp!ts Careerevent, October 2007)



Never too young to learn

We at Fortis are fully aware that responsible lending is in everybody's interests – which is why we provide loans that are both commercially attractive and socially responsible. Our **Consumer Finance** unit in the Netherlands is offering a course in personal budgeting organised by the **Dutch National Institute for Budget Information** (Nibud) for every loan it grants. And it shows secondary school students how to manage their money. When it comes to teaching kids how to stay out of debt, you can't start too early.

Risk management: an overview

As a financial services provider, one of the most critical aspects of our operations is managing and controlling risk. Sound risk management is, in fact, a key ingredient of our strategy of sustainable profitable growth – and therefore one of our core competences. We rely upon a strong risk management framework to ensure that we achieve an appropriate balance between risk and return and to secure and preserve the trust and confidence of customers, shareholders, regulators, rating agencies and other stakeholders. The risk management framework resides at all levels within Fortis.

Our risk management organisation is designed to enable us to pursue our risk strategy and to ensure:

- clear responsibility and accountability;
- independence of the risk management functions;
- transparent and coherent risk-related decision-making throughout Fortis, covering all aspects of our risk taxonomy.

Our risk organisation is composed of a Board-level risk committee, executive risk committees at company, business and country levels, one central risk department and decentralised risk mid-offices at business and country level.

Bank solvency under Basel II regime

The CBFA, Fortis's supervisor on a consolidated basis, has granted its approval for using the most advanced approaches for calculating the own funds requirements under Basel II. This means that Fortis will apply the Advanced Internal Ratings Based Approach (AIRBA) to credit risk and the Advanced Measurement Approach (AMA) to operational risk for the majority of its portfolio.

Fortis Bank will use these methods to calculate the capital requirements for credit risk and operational risk when publishing its solvency ratio as from the first quarter of 2008. According to the transitional arrangements for solvency requirements under Basel II, the capital floor of 90% compared to Basel I will apply.

In the coming months we will continue to develop, refine and optimise the models we use for assessing credit risk.

Risk management organisation

Board of Directors	Senior Management	Business and country level
Risk and Capital Committee Helps the Board in understanding the risks Fortis runs, in overseeing that they are appropriately managed and in ensuring the adequacy of our capital.	**Executive Committee** Sets policy, rules and limits, and ensures that they are implemented; takes steps to report, monitor, control and manage risks.	Each business manages its risks within the limits, policies and guidelines set by regulators and by Central Risk Management.
Audit Committee Reviews the quality and effectiveness of procedures and structures, accounting valuation, capital assessment procedures, and internal control system.	**Risk Committee** Ensures the understanding of key risks; oversees consistency in approach across the company (bank, insurance and businesses); ensures that global issues are taken into account.	
	Central Risk Management Ensures that Fortis maintains consistently high standards of risk management and raises executive management's awareness and understanding of risks being taken; encourages optimisation of the risk/return ratio and measures group-wide economic capital.	

Main inherent risks

The main inherent risks faced by Fortis can be broken down into the following categories:

Operational Risk is the risk of loss resulting from inadequate or failed internal processes or systems, human error, external events or changes in the competitive environment that damage the franchise or operating economics of a business. Fortis Bank did not experience any material operational losses in 2007.

Financial Risk encompasses two types of risk: credit risk and market risk.

- Credit risk is the risk that a borrower or counterparty will no longer be able to repay their debt. Credit risk policies and management are implemented through dedicated credit channels that report to the Chief Risk Officer. Provisions for impairments amounted to EUR 4,026 million at the end of 2007 (EUR 2,137 million excluding impairments on structured credit instruments). The overall change in impairments in 2007 was EUR 2,836 million and, excluding the impact of structured credits, remained low at EUR 86 million. The credit loss ratio – as a percentage of average credit risk-weighted commitments – was 115 basis points (5 basis points excluding the impact of impairments on structured credit instruments).

- Market risk refers to the potential loss resulting from unfavourable market movements, which can arise from trading or holding positions in financial instruments. We at Fortis break down market risk into two categories, depending on the duration of the instruments covered: ALM risk and trading risk.

  ALM risk arises through the impact of changes in foreign exchange rates, yield curve shifts, spreads, real estate prices and equity prices on the value of net assets. One of the quantitative measures we apply is Value at Risk (VaR), which calculates the maximum potential structural loss for Fortis on a fair value basis. In 2007, the VaR moved between a maximum of 4.6% and a minimum of 2.8%, with an average of 3.8%.

  Trading risk arises in the trading portfolio due to changes in the market price of positions held in capital market instruments, including commodity securities. The VaR is a statistical estimate of the likely daily loss. The average traded VaR exposure for 2007 was EUR 29.5 million.

Liquidity risk is the risk that Fortis, though solvent, either does not have sufficient financial resources available to meet its obligations when they fall due, or can secure or sell its assets only at excessive cost.

Insurance Liability Risk refers to all underwriting risks in insurance activities, exclusive of any components that are driven by financial market considerations. We make a distinction between various types of risk in our Life, Accident & Health and Property & Casualty operations, as these are inherently different activities.

Economic capital

We have developed 'economic capital' as a consistent and comparable measure of risk across all risk types and geographies at Fortis. It serves as an indicator of Value at Risk (VaR) to a confidence interval of 99.97% and with a horizon of one year, which represents extreme events. The methodology is refined and improved on an ongoing basis.

The economic capital is calculated separately for each risk type per business. We then determine the total economic capital at business level, at banking/insurance level and for Fortis as a whole. The figures obtained in this way are used for a range of internal monitoring and management purposes.

Since it is extremely unlikely that all risks will become reality at the same moment, an allowance is made for diversification benefits when adding up the individual risks. The result is a total economic capital figure at company level that is significantly lower than the sum of the individual risks.

In addition to this more general diversification, Fortis benefits from a netting effect across bank and insurance interest-rate risk due to the fundamental balance sheet differences between our banking and our insurance operations.

Breakdown

The graph represents the contribution of each risk to our total diversified economic capital. Consequently, risks such as 'insurance risk' contribute very little to the overall amount because they only correlate weakly with the other risks.

Economic capital by risk type
(after diversification, year-end 2007)


6.1%
5.6%
2.4%
0.1%
39.3%
2007
46.5%
Credit risk
Trading risk
Event risk
ALM risk
Business risk
Insurance risk

RARORAC

The Risk-Adjusted Return On Risk-Adjusted Capital (RARORAC) is a performance yardstick that establishes a consistent relationship between the risks and returns of Fortis's various activities. RARORAC is calculated by dividing the risk-weighted return by the economic capital after including the diversification benefits. The risk-weighted return is itself determined on the basis of the net profit before results on divestments, with provisions for credit risks being replaced by estimated, cycle-neutral expected losses on loans and investment securities.

As shown in the table below, Fortis's total economic capital grew by 7%, from EUR 16.4 billion in 2006 to EUR 17.6 billion in 2007. This increase took place at Banking, mainly on higher ALM and trading risks. These changes were partly offset by a decrease at Fortis Insurance Belgium (reduced volume of the equity portfolio). Fortis's RARORAC rose from 24% in 2006 to 25% in 2007, which is above the 18.5% long-term hurdle rate.

Return on economic capital

(in EUR billion)	Economic capital		RARORAC	
	2007	2006	**2007**	2006
Retail Banking	4.6	4.0	24%	27%
Merchant & Private Banking	8.5	7.8	22%	22%
Other Banking	0.8	0.8		
Total Banking	**13.9**	**12.6**	**21%**	**22%**
Insurance Belgium	1.0	1.5	46%	35%
Insurance Netherlands	1.7	1.6	50%	36%
Insurance International	0.8	0.6	19%	33%
Total Insurance	**3.5**	**3.7**	**42%**	**35%**
General	0.2	0.1		
Total Fortis	**17.6**	**16.4**	**25%**	**24%**

A detailed explanation of risk management at Fortis is available in our 2007 Financial Statements.

Corporate Social Responsibility

The challenges our world faces nowadays go far beyond the balance sheet. We believe at Fortis that every business has an obligation to address issues that impact society as a whole. And our actions bear out that conviction. We have a proud history of running our business in a socially responsible manner and of making a difference in the communities we serve. Our commitment to corporate social responsibility continues to develop and strengthen year by year.

We are more convinced than ever of the business case for CSR. Over the years we have learned that looking at our customers from a sustainability perspective opens up a world of new opportunities.

Strategy: Agenda 2009

Agenda 2009 is the roadmap for the next stage of our sustainability journey. We formulated this plan to help us realise our ambition to be regarded as one of the leading financial institutions in CSR. Agenda 2009 is structured around three themes:

- **Sustainable supply chains:** By thoroughly understanding the supply chains in which we and our customers operate, we can promote sustainable development within those chains, enabling us to deepen the relationship with our customers and to build new and innovative partnerships.
- **Climate change:** We are contributing to the battle against climate change by reducing our own carbon footprint, analysing our indirect environmental impact, proactively developing products and services that address climate change and developing business-driven policies in this area.
- **Social inclusion:** Through our Fortis Foundations, we help vulnerable groups to participate fully in society. Fortis is also committed to developing products and applications that provide everyone with access to the benefits of our financial services.

Quote

Sustainability champions

"We are very pleased and honoured that these experts, each unique in their own field, are willing to help Fortis in advancing its efforts in corporate social responsibility. Their wide-ranging expertise and backgrounds will broaden our perspective and help us achieve our goal to become one of the leading financials in this area."

Lex Kloosterman, member of the Fortis Group Executive Committee and chairman of the CSR Advisory Board

Agenda 2009 (2007-2009)

Focus and acceleration	Status
• Building on overall themes	
Sustainable supply chains	■
Climate change	■
Social inclusion	■
• Continuing to embed CSR in all parts of the organisation	■
• Implementing Carbon Neutrality Programme	○
• Developing and rolling out specific policies	▲
• Further expanding Fortis Foundations	▼
• Drafting and implementing Fortis Human Rights Statement	▲
• Strengthening stakeholder dialogue and communication	▼
• Developing sustainable products and services	▲
• Actively participating in international debate on CSR	■

○ Done ▲ In progress ■ Ongoing ▼ To be executed

Dimensions

CSR: two dimensions

There are two dimensions to the way Fortis approaches corporate social responsibility. The first is **Sustainable Development,** which we define as growing our business in a socially and environmentally responsible way, while simultaneously meeting the legitimate interests of our stakeholders. The second dimension is **Community Involvement.** This means taking an active role and responsibility in helping local communities achieve their ambitions. We do this through a combination of philanthropy and volunteer work. Our Fortis Foundations are the primary drivers of this commitment.

We are fully committed to embedding both these dimensions in our core business and in the way we organise our company.

We identified these three themes after exhaustive consultation with our internal and external stakeholders. We are convinced that they capture the most important and substantive CSR challenges we will face in the years ahead.

Achievements in 2007

Our efforts in corporate social responsibility led to a number of tangible results. Some notable examples are presented below.

CSR Advisory Board

A landmark development occurred at Fortis in September 2007 when we created the Fortis CSR Advisory Board. The Board's international line-up of respected experts will provide us with in-depth and wide-ranging advice on our CSR policies and practice.

Signing the United Nations Principles for Responsible Investment

The need to incorporate sustainability principles in our investment processes is one of the most pressing CSR issues for a financial institution like Fortis. This is clearly one of the areas in which we can have the greatest impact, both by setting an example and by offering sustainable investment products. Fortis Investments has a long history in Sustainable and Responsible Investment management. It further strengthened its commitment to sustainable investment in 2007 by endorsing the United Nations Principles for Responsible Investment.

Partnering with United Nations Development Programme

We teamed up in June 2007 with the United Nations Development Programme (UNDP), which announced that Fortis would act as financial services provider for its Millennium Development Goals Carbon Facility. This innovative project will draw on the resources of the carbon market to promote sustainable development among a wider range of emerging economies. Under the terms of the partnership, UNDP will help developing countries set up projects to reduce emissions of greenhouse gases. Fortis will then purchase and sell on the emissions-reduction credits generated by the projects. The proceeds from our purchases will provide developing countries and communities with a new flow of resources to finance much-needed investment and to promote development.

Implementing our Carbon Neutrality Programme

Our focus on climate change led to Fortis's decision to introduce a global Carbon Neutrality Programme. This comprehensive initiative, which was launched in January 2007, confirms our commitment to be an environmentally sustainable financial services provider. We intend to further strengthen Fortis's position as a climate leader and first-choice provider of environmental financial products. We made significant progress in all areas of our programme during its first year of operation. We achieved full carbon neutrality in our global operations by offsetting our emissions through the purchase of high-quality carbon credits originating from projects like windmills and solar or biomass power stations, preferably in emerging economies.

Achievements

Our major CSR achievements in 2007

- Setting up the CSR Advisory Board
- Endorsing the UN Principles for Responsible Investment
- Rewriting the Fortis Principles of Business Conduct
- Partnering with the UNDP in Carbon Banking
- Best CSR report in Belgium
- Improving our Dow Jones Sustainability Index position
- Doubling our sustainable assets under management
- Implementing our Carbon Neutrality Programme
- Growing our Carbon Banking and Renewable Energy Financing business
- Developing our Code of Responsible Lending
- Revising our Defence Industry Policy and optimising its implementation
- Developing a new Fortis Diversity and Inclusion Policy

A full overview of our CSR efforts and tangible results in 2007 is available in our 2007 Corporate Social Responsibility Report and on our internet site at www.fortis.com/sustainability.

Extending our reach



Fortified growth

When it comes to providing services, what we offer is only one ingredient of our successful growth strategy; where we offer them is no less important. With Fortis Insurance, we cover a large part of the world. We enjoy market leadership in the Benelux countries, and our presence has swelled in recent years in European markets such as Portugal, the UK and France. Our business continues to expand, with start-ups and acquisitions launched in 2007 in Germany, Russia, Ukraine and Turkey.

Beyond Europe, we have established a firm foothold in Asia through partnerships with key domestic players. We are now the sixth largest life insurer in China, with a top line of over EUR 1.5 billion. In Malaysia, meanwhile, our joint venture has introduced the brand name Etiqa for all conventional and takaful (sharia-compliant) businesses operated by Mayban Fortis, with a view to becoming the national insurance champion. In Thailand, Muang Thai-Fortis ranks second in terms of new business premiums.

Last year's acquisition of Pacific Century Insurance in Hong Kong – now rebranded to Fortis Insurance Company (Asia) Limited – strengthened our presence in the region. With 280 employees and 2,700 tied agents, this firm is the fifth largest agency sales force in Hong Kong and a top 10 player based on the number of in-force policies.

IDBI Fortis, our life insurance joint venture, commenced operations in India in the first quarter of 2008. Here we will focus initially on bancassurance and the agency channel, but plan to diversify further into other channels over time.

Turkey

Our business in Turkey is booming, with net profit hitting a record YTL 180 million (EUR 106 million) in 2007, an increase of 51% compared with 2006. Growth was fuelled by strong revenue growth and efficient use of resources. Continued investment in new bank branches and in our people plus solid development plans helped us once again to achieve strong profitable growth.

Act as One

For two years now, the Squad Team programme has been helping to kick-start the growth of new Business Centres. Highly qualified and experienced account managers are sent to these centres for a month to help boost their logistical and commercial development. It is a perfect example of the 'Act as One' philosophy in action.

M2 (Chn) rating

Fortis Haitong, our Chinese joint venture in asset management, was awarded its own QDII (Qualified Domestic Institutional Investor) licence, allowing Fortis Investments to launch domestic Chinese market funds. Fortis Haitong also achieved a first among Chinese asset managers: its Fitch M2 (Chn) rating, which was reaffirmed in 2007. Fitch recognises Fortis Haitong's operational strength, solid shareholder structure, corporate governance and stable senior management team.

Governance at Fortis

We at Fortis believe that good corporate governance means structuring our business around growth while managing the risks that come with that growth. In an ever-changing industry like financial services, now more than ever it involves communicating effectively with our stakeholders.

Corporate governance is a dynamic process. The Fortis Board of Directors constantly re-evaluates the company structure, so that we can respond to changes in our operations and to evolving best practices in our home markets and beyond.

This section of the Annual Review discusses the following issues:

Regulatory developments	page 66
Developments at Fortis	page 67
Fortis's structure and shares	page 69
Board of Directors	page 69
Board committees	page 70
Executive Management	page 73
Stock and option plans	page 73
Internal control	page 74
The corporate governance reference codes	page 76
Composition of the Board	page 80
Composition of the Executive Committee	page 82

Regulatory developments

Fortis witnessed a number of important legislative and regulatory developments related to corporate governance in 2007.

Firstly, a number of initiatives were launched to ensure implementation of the European Commission's Action Plan on the Modernisation of Company Law and Corporate Governance in the EU.

Directive 2007/36 on shareholders' rights was adopted on 11 July 2007. Member States now have until 3 August 2009 to implement the directive in their national laws. The directive aims to facilitate the cross-border exercise of shareholders' rights, in part by providing guidelines to ensure that shareholders of listed companies have timely access to relevant information ahead of the Annual General Meeting and can vote by electronic means. Key provisions include the abolition of share blocking and the introduction of a record date in all Member States, which may not be more than 30 days before the Annual General Meeting.

We have taken all necessary steps to achieve compliance with the Markets in Financial Instruments Directive (MiFID), which came into force throughout the European Union on 1 November 2007. MiFID introduces a single market and regulatory regime for investment services across the EU and breaks down barriers to cross-border trading of securities. The new rules help us to enhance protection to clients and to better match the risk level of a financial instrument with the client's wishes. Greater transparency of financial markets combined with a client-focused execution policy allows for best execution of client orders in line with current market conditions.

Directive 2007/44 sets out procedural rules and evaluation criteria for the prudential assessment of acquisitions and increase of holdings in the financial sector. This directive – which Member States are required to implement no later than 31 March 2009 – should ensure that the acquisition process in the financial sector is examined in a clear and transparent manner by the competent home-country supervisor.

Belgium

In Belgium, there was an especially strong focus on the implementation of EU financial directives.

The Act of 14 December 2005 on the abolition of bearer securities and the related Royal Decree of 12 January 2006 aim at gradually abolishing all bearer securities and allowing only registered or dematerialised securities. Since 1 January 2008, new shares may be issued only in registered or in dematerialised form. Consequently, on 1 January 2008 all bearer Fortis shares held in a bank account were automatically converted into dematerialised Fortis shares. Owners of registered or dematerialised Fortis shares will no longer be able to request physical delivery of shares, and existing physical Fortis shares will have to be converted into registered or dematerialised shares by 31 December 2013.

The Act of 1 April 2007 implementing the Takeover Directive and the related Royal Decree of 27 April came into force on 1 September 2007. Under the new legislation, a mandatory bid must be launched by any person or entity that, acting alone or in concert, exceeds the threshold of 30% of the voting rights in a listed company. Like most other European Member States, Belgium decided to opt out of the board neutrality rule and the breakthrough rule, leaving it up to individual companies to opt in voluntarily by amending their articles of association. Companies that voluntarily opt to apply the neutrality rule or the breakthrough rule will be subject to the reciprocity exception.

The Act of 2 May 2007 implemented the EU Directive 2004/109/EC (Transparency Directive) and will come into force on 1 September 2008. Under this Act, any person or entity acting alone or in concert must notify Belgium's Banking, Finance and Insurance Commission and the company concerned whenever they exceed or drop below the threshold of 5%, or any multiple of 5%, of the voting rights in a listed company. A company may also stipulate that such notification must be made when there are movements above or below the thresholds of 1%, 2%, 3%, 4% and 7.5%. Notification of four working days applies instead of the two days currently applicable.

The Act of 2 May 2007 and the related Royal Decree of 14 November 2007 also deal with periodic and ongoing information provided by listed companies, i.e. in the annual, half-yearly and quarterly financial figures. Under this legislation, the annual financial statements must be published within four months of the end of the previous year, and the half-yearly results within two months of the end of the second quarter. Fortis already complies with these rules.

Netherlands

In the Netherlands, the major governance-related legislative changes concerned the implementation of the EU Takeover Directive and the organisation of financial supervision.

The Financial Supervision Act (*Wet op het financieel toezicht – Wft*) came into effect on 1 January 2007. This Act shifts the emphasis from rule-based supervision to principle-based supervision, replacing eight former supervision acts governing the financial markets. The Act incorporates several requirements of the Markets in Financial Instruments Directive, such as rules of conduct. It also defines the supervisory duties of both De Nederlandsche Bank and the Authority for the Financial Markets and regulates their collaboration, and implements the EU Directive on Financial Conglomerates. Accordingly, De Nederlandsche Bank has been designated coordinator of 'supplementary supervision' for Dutch financial conglomerates, i.e. additional supervision to the regular national supervision of each sector.[1]

The EU Takeover Directive was implemented by the Act of 22 May 2007 and the Decree of 14 September 2007, both of which came into force on 28 October 2007. Some of the changes are similar to those in Belgium, e.g. the freedom to choose whether or not to seek takeover protection (the opt-in or opt-out principle) and the obligation to launch a mandatory bid of any person or entity that, acting alone or in concert, exceeds the threshold of 30% of the voting rights in a listed company. Only a small number of exceptions apply.

The provisions on disclosure of shareholdings in the Transparency Directive were implemented in the Netherlands on 1 October 2006 through the Act on the Disclosure of Major Holdings in Listed Companies (now part of the above-mentioned new Financial Supervision Act). At the time of printing this Annual Review, legislation implementing the provisions of the Transparency Directive on the flow of financial information to be published by listed companies was still pending.

Developments at Fortis

The Annual General Meetings of Shareholders adopted the proposed amendments to the Articles of Association on 23 May 2007. These included the dematerialisation of Fortis shares in response to Belgian legislation requiring dematerialisation as from 1 January 2008, authorising the Board of Directors to introduce record dates for the Annual General Meetings of Shareholders, and bringing forward the date of these meetings.

The Extraordinary General Meetings of Shareholders of 6 August 2007 voted in favour of Fortis, together with its consortium partners Royal Bank of Scotland and Santander, making an offer for ABN AMRO. The meetings also approved the amendments to the Articles of Association required to allow an increase in the authorised share capital of both Fortis SA/NV and Fortis N.V. in order to finance the offer. The EGM of Fortis SA/NV also renewed the authorised capital that can be used for general purposes and existing commitments.

[1] For Fortis, supplementary supervision is exercised jointly by the Belgian Banking, Finance and Insurance Commission (BFIC) and De Nederlandsche Bank pursuant to the terms of their agreement 'Framework for the exercise of the supplementary supervision of Fortis dated 28 February 2002', the BFIC having been designated as the coordinator.

We announced on 21 September that we would issue 896,181,684 new shares to partly finance our EUR 24.7 billion contribution to the joint bid for ABN AMRO by the consortium. The subscription price of EUR 15.00 represented a discount of 31.7% to the theoretical ex-rights price. This discount was in line with similar previous transactions and took into account the size of the issue and the volatility then prevailing in the international equity markets. The total proceeds of the issue amounted to EUR 13.4 billion, making it the biggest issue in the history of Fortis and one of the biggest ever in the financial industry.

On 5 November 2007, we announced a restructuring of our top executive management with effect from 1 January 2008. This entailed a new composition of the Executive Committee and a redistribution of responsibilities. The Executive Committee has been renamed 'Group Executive Committee', while a Business Executive Committee (composed of representatives of key businesses and support functions) has been set up, the members of which collectively support the Group Executive Committee in the implementation of the Fortis strategy and policy as defined by the Fortis Board. These changes should allow us to successfully integrate Fortis and ABN AMRO and to create the optimum structure for developing Fortis as a whole.

On 28 November 2007, Fortis announced that it had entered into an agreement with Ping An Insurance (Group) Company of China Ltd, which, through a subsidiary, had taken a stake in Fortis of approximately 4.18%. Ping An is now Fortis's largest single shareholder. As a result of the rights issue, the stake of Stichting VSB in Fortis has diluted to less than 3%.

Key shareholder

Agreement with Ping An

1. On 28 November 2007, Fortis entered into a Memorandum of Understanding (the 'MoU') with Ping An Insurance (Group) Company of China Ltd., which had, through a subsidiary, taken a stake of approximately 4.18% in Fortis. As a result, Ping An is now the single largest shareholder of Fortis and adheres to the Fortis Governance Statement.

2. Ping An, acting alone or in concert, shall not hold directly or indirectly, as a result of a private transaction or of a public offering (from which Ping An commits to refrain), more than 4.99% of the share capital of Fortis without the prior consent of Fortis. Beyond that, Fortis's approval shall be required in stages, i.e. beyond 4.99% and beyond 7%. Ping An is nonetheless entitled to (i) readjust its stake up to its previous level if and when any event attributable to Fortis results in a dilution of such stake, or (ii) increase its stake in Fortis beyond the limits referred to above should Fortis welcome any third party, acting alone or in concert, to hold a higher percentage than the stake then held by Ping An. Ping An has declared that it ultimately wishes to obtain a 7% shareholding in Fortis, and Fortis has stated that it intends to explore possible means to that end, without prejudice to what is stated above.

3. Under the MoU, Ping An is entitled to propose the appointment of one non-executive director to the Fortis Board, provided Ping An holds at least 4% of the share capital of Fortis. It is up to the Annual General Meetings of Shareholders of Fortis to decide on such appointment upon the proposal of the Fortis Board based on the recommendation of the Fortis Nomination and Remuneration Committee. If the non-executive director elected based on Ping An's proposal disagrees with the majority of the Fortis Board regarding a resolution to be submitted to the Extraordinary General Meetings of Shareholders, Ping An shall be entitled to sell its stake in Fortis either to Fortis itself or to a third party designated by Fortis or, should no agreement be reached on the sale price, to such person and in such manner as Ping An shall deem fit.

4. Under the MoU, if Fortis offers more favourable terms to any other shareholder in the future, it will be required to extend the same more favourable terms to Ping An. The commitments entered into by Ping An apply to Ping An itself and to its subsidiaries. The MoU is concluded for a three-year term and may be renewed or terminated by mutual consent. The MoU reflects the intention of Ping An to hold its stake in Fortis as a stable shareholder as long as the MoU remains in force, subject to various events, among which a merger or a general offer for Fortis either recommended by the Fortis Board or in respect of which more than 50% of the Fortis shares have been committed by other shareholders. Should Ping An sell its stake after the expiry date of the MoU, Fortis may exercise a right of pre-emption.

Fortis's structure and shares

Fortis was created in 1990 by the cross-border merger – Europe's first – of Belgian insurer AG Groep with Dutch bancassurance group AMEV/VSB. Our overall legal structure has been adapted regularly in the intervening years in order to enable us to manage our cross-border operations efficiently and to allow private shareholders in Belgium and the Netherlands to continue to invest in Fortis. This has culminated in the current, innovative governance model, headed by a Belgian (Fortis SA/NV) and a Dutch (Fortis N.V.) parent company, shares in which have been twinned to form one Fortis share. Fortis shares are ordinary shares in every respect, including voting rights and dividend entitlement.

Each Fortis share carries a single vote at the shareholders' meetings of Fortis SA/NV and Fortis N.V. Fortis shareholders are thus entitled to attend and cast their votes at the general meetings of both companies. The two shareholders' meetings basically deal with the same matters. The Articles of Association specify that for certain resolutions to be valid, they must be passed by both meetings.

There were 2,201,599,674 Fortis shares with voting rights and dividend entitlement as at 31 December 2007. Fortis N.V.'s authorised capital also includes cumulative preference shares. Fortis N.V. has granted a call option on cumulative preference shares to Stichting Continuïteit Fortis. Additional information on Fortis's structure and shares is set out in Chapter 2 of the Fortis Governance Statement and note 4 of the Fortis Financial Statements.

Board of Directors

The Fortis Board of Directors operates within the framework defined by Belgian and Dutch legislation, normal practice in the two countries and the Articles of Association. The role and responsibilities of the Board of Directors and its composition, structure and organisation are described in detail in the Fortis Governance Statement. That document also includes the independence criteria applying to non-executive members of the Fortis Board.

Composition

Jan Slechte stepped down as non-executive director at the end of the Annual General Meetings of Shareholders of 23 May 2007, having reached the retirement age set by the Board. Jan Slechte had been a Fortis Board Member since 1996, joined the (then) Compensation and Nominating Committee in 2001 and became Vice-Chairman of the Board in 2002. Throughout the years his wealth of international business and management experience has been a great asset to Fortis and to the Board. He has many times played a crucial role in the reaching of consensus by the Board. We are grateful for his invaluable contribution to Fortis's development and to the Board's activities.

The Annual General Meetings of Shareholders of 23 May 2007 re-elected Baron Philippe Bodson, Jan-Michiel Hessels and Ronald Sandler as non-executive directors for a term of three years, until the end of the Annual General Meetings of Shareholders in 2010. The meeting also approved the reappointment of Baron Piet Van Waeyenberge as non-executive director for a period of one year, until the end of the Annual General Meetings of Shareholders in 2008, thereby making an exception to the rule that nobody should serve as director for more than 12 years. Piet Van Waeyenberge will reach the age limit in 2008, so is no longer eligible for re-election. He joined Fortis as a director in 1988. Since then, the Board has benefited greatly from his extensive business and management experience in Fortis's home markets.

Herman Verwilst was elected executive director for a period of three years, until the end of the Annual General Meetings of Shareholders of 2010.

Since 24 May 2007, the Board has consequently comprised 12 non-executive and two executive members – the Chief Executive Officer and the Deputy Chief Executive Officer.

The Board of Directors elected Jan-Michiel Hessels Vice-Chairman on 20 September 2007, as successor to Jan Slechte in that capacity.

On 7 November 2007, the Board of Directors decided to propose to the Annual General Meetings of Shareholders to be held on 29 April 2008 that Jean-Paul Votron be re-elected as executive director and Jacques Manardo and Rana Talwar as non-executive directors for a three-year term, i.e. until the end of the Annual General Meetings of Shareholders in 2011. Considering the specific context created by the ABN AMRO transaction, the Board of Directors judged it in the interests of Fortis that Count Maurice Lippens remain Chairman of the Board of Directors. The Board therefore wishes to depart from the rule that nobody can sit on the Board for more than 12 years. The Board also considers that this exception does not affect the independence of Maurice Lippens. In order to avoid the Chairman and CEO serving overlapping terms, the Board proposed the re-election of Maurice Lippens as non-executive director for a four-year term, until the end of the Annual General Meetings of Shareholders in 2012.

Lastly, it was disclosed at the time of the announcement of the agreement with Ping An that, in line with the strategy to grow outside the Benelux region, and with a view to deepening understanding of the increasingly important Asian markets, Louis Cheung Chi Yan, Executive Director and Group President of Ping An, will be put forward as non-executive director to the Annual General Meetings of Shareholders to be held on 29 April 2008.

Meetings

The Board of Directors met on 21 occasions in 2007, more frequently than usual due to the ABN AMRO transaction. Eight of these meetings were regular ones, planned as part of the normal meeting schedule. Of these eight meetings, four lasted one full day and three lasted half a day, while the annual Board off-site meeting was for two and a half days. Attendance details can be found on page 80.

The regular meetings dealt with the following matters:

- the strategy pursued by Fortis as a whole and by each Fortis business
- strategies pursued by Human Resources, Technology, Operations & Process Services, and Facilities & Purchasing
- ongoing developments at each of the Fortis businesses
- the 2007 budget
- quarterly balance sheets and income statements, with additional information provided by the CFO and external auditors
- Fortis's ownership structure and associated investor relations strategy
- the agreement with Ping An
- reports of Board committees following each of their meetings
- nomination of directors for appointment or re-election by the Annual General Meetings of Shareholders
- appointment of two new Executive Committee members
- the remuneration of non-executive Board members, the CEO and the Executive Committee members and the stock option plan for selected members of senior management and Fortis employees
- the economic and monetary environment
- regulatory and legislative developments in the Benelux countries and their impact on Fortis
- self-assessment of the Board of Directors

Remuneration

The remuneration of non-executive Board Members consists of a basic annual salary plus attendance fees for Board committee meetings. Non-executive Board Members do not receive any variable or profit-related incentives, option rights, shares or other fees. Total remuneration paid to non-executive Board Members in 2007 was EUR 2.0 million. Further details are provided in note 11 of the Financial Statements.

For executive Board Members, the Board mandate as such is not remunerated. Executive Board Members receive a remuneration linked to the executive functions they perform within Fortis, determined in accordance with the remuneration policy for Fortis Board Members and Executive Managers. Details of the remuneration paid to Jean-Paul Votron and Herman Verwilst, who were the only executives serving on the Board in 2007, are provided in note 11 of the Fortis Financial Statements.

One non-executive member of the Board of Directors holds options arising from his previous management position, while several Board Members hold Fortis shares. In accordance with Dutch and Belgian law and regulations, details and updates of stock options and shares held by all Board Members are reported to the Banking, Finance and Insurance Commission in Belgium and the Authority for the Financial Markets in the Netherlands. On 31 December 2007, members of the Board held a total of 1,073,365 shares and 530,204 stock options and 227,119 restricted shares.

See note 11 of the Fortis Financial Statements for a review of remuneration policy, actual remuneration of the Board Members and Fortis options and shareholdings held by Board Members.

Board committees

Three committees have been set up within the Board of Directors: a Nomination and Remuneration Committee, a Risk and Capital Committee and an Audit Committee.

The sole function of these committees is to advise the Board of Directors, which remains the only body with decision-making powers. The committees are composed entirely of independent non-executives. The role and responsibilities of each committee, together with its structure and organisation, are specified individually in the Fortis Governance Statement.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee advises the Board of Directors on the appointment and re-election of members of the Board, the appointment of executive managers, on remuneration policy and the remuneration of members of the Board and the executive management, and on Fortis's employee and management stock and option plans.

The Nomination and Remuneration Committee consisted of Maurice Lippens (Chairman), Jan-Michiel Hessels (as from 10 October 2007), Jacques Manardo, Jan Slechte (until 23 May 2007) and Rana Talwar. The CEO and, since 23 May 2007, also the Deputy CEO, attend the meetings of the Nomination and Remuneration Committee, except when matters are discussed which relate to their personal interests only.

The Committee met on six occasions in the year under review. Attendance details can be found on page 80. As in previous years, the Committee was assisted by HR Consult and Towers Perrin, two external remuneration consultancies that provide market-related information and advice on commonly applied reward elements, best practice and expected developments. These services to the Nomination and Remuneration Committee are provided under an arrangement that is separate from any other consultancy services delivered to Fortis by Towers Perrin or HR Consult.

The matters discussed by the Nomination and Remuneration Committee in 2007 included:

- nominations to the Board of Directors
- performance appraisal of the members of the Board of Directors proposed for re-election
- composition of the Board Committees
- remuneration of non-executive directors
- appointment of two new Executive Committee members
- targets of the CEO and Executive Committee members
- performance appraisal of the CEO in view of the renewal of his mandate and of the CEO and the members of the Executive Committee in view of their remuneration
- remuneration of the CEO, the Deputy CEO and the other members of the Executive Committee
- impact of the rights issue on stock option plans and restricted shares
- Fortis's 2007 and 2008 stock plans
- self-assessment of the Committee
- disclosures regarding remuneration and the activities of the Nomination and Remuneration Committee in the Annual Report

The Chairman of the Nomination and Remuneration Committee reported on the aforementioned matters to the Board of Directors after each meeting and advised the Board on decision-making when required.

Risk and Capital Committee

The Risk and Capital Committee assists the Board of Directors in three ways:

(I) in understanding Fortis's exposure to risks inherent to banking and insurance activities
(II) in overseeing the proper management of these risks
(III) in ensuring the adequacy of Fortis's capital relative to these risks and to those inherent in its overall operations

The Risk and Capital Committee is assisted by certain Fortis support functions, including Fortis Central Risk Management and the CFO Office.

The Risk and Capital Committee comprised the following members: Jan-Michiel Hessels (Chairman, until 10 October 2007), Philippe Bodson (Chairman, as from 10 October 2007), Clara Furse, Aloïs Michielsen and Piet Van Waeyenberge.

The Risk and Capital Committee met on nine occasions in 2007. Attendance details can be found on page 80. The meetings were attended by the CEO, the Deputy CEO, the Chief Financial Officer and the Chief Risk Officer.

The Risk and Capital Committee met more frequently in 2007 than in previous years. The Committee devoted a substantial amount of extra meeting time to discussing the consortium agreement and the financing of Fortis's part of the ABN AMRO transaction.

Four of the Risk and Capital Committee's meetings were planned as part of its regular meeting schedule. The Committee analysed and considered the following matters, which were increasingly discussed in light of the consequences of the ABN AMRO acquisition, as developments related to this transaction unfolded:

- Fortis's financing requirements and strategy. The Committee in particular addressed financing transactions or financing programmes entered into by the parent companies or requiring their guarantee, such as the rights issue and the issue of conditional capital exchangeable notes.
- Fortis's solvency and capital allocation. A newly developed quarterly capital dashboard provided the Committee with a detailed overview of the development of Fortis's solvency and the evolution of economic capital of each of the Fortis businesses and of Fortis as a whole.
- Fortis's new capital model.
- Fortis's risk appetite considerations and Fortis's risk profile. A newly developed quarterly risk dashboard provided the Committee with a detailed overview of the risks to which Fortis is exposed in areas such as credit risk and liquidity

risk and of the way these risks are measured and managed.
- The credit risk framework and Fortis's exposure to specific sectors, such as private equity, hedge funds and subprime lending.
- Fortis's position with regard to Basel II and Solvency II.
- Fortis's risk structure and risk governance, including the organisational structure of the risk management function and its main procedures, in particular the revised Group Risk Policy. Monitoring of the risk management and control system was based on reports by management (management control statements and their follow-ups). The Committee also discussed the outcome of the 2007 risk management focal point audit, which was performed by Fortis Audit Services.
- The dividend policy and the 2006 dividend.
- Disclosures on risk management and on the activities of the Risk and Capital Committee in the Annual Report.
- The terms of reference of the Committee and self-assessment of its performance.

The Chairman of the Risk and Capital Committee reported on these topics to the Board of Directors after each meeting and submitted the Committee's recommendations to the Board for final decision.

Audit Committee

The Audit Committee supports the Board of Directors in fulfilling its supervision and monitoring duties in the area of internal control in the broadest sense within Fortis. That includes internal control over financial reporting.

The Audit Committee is assisted by certain Fortis support functions, including Fortis Audit Services, Compliance, Risk Management and the Reporting Office, and by Fortis's external auditors, KPMG and PwC.

The Committee also benefits from the monitoring activities of the various audit committees in place at the level of key Fortis operating companies. The Policy on Audit Committees of Fortis Operating Companies, approved in 2005, streamlines the functioning of these audit committees and ensures their compliance with best practice.

This past year was one of exceptional activity for the Audit Committee which, besides focusing on matters that routinely required its attention, had to deal with subjects like Basel II, MiFID, the ABN AMRO transaction and the subprime crisis. The Committee organised a tender process for the external audit as from 2009. This process will lead to a Board proposal regarding the appointment of external auditors to the Annual General Meetings of Shareholders of April 2008 and will affect the processes of external auditing within the group for subsequent years.

The Audit Committee started the year under review with five members – Klaas Westdijk (Chairman), Philippe Bodson, Richard Delbridge, Reiner Hagemann and Ronald Sandler. Following the Board's review of the composition of the Board Committees, Philippe Bodson left the Audit Committee on 10 October. Each member of the Audit Committee has considerable financial or accounting experience, gained as either CEO or CFO of a large financial institution or other major listed company.

The Audit Committee met on five occasions in 2007. Attendance details can be found on page 80. These meetings were attended by the CEO, the CEOs of the Bank and of Insurance, the General Auditor and the external auditors. The Audit Committee also met in closed session individually with the CEO, the CFO, the General Auditor and the external auditors, while the Committee Chairman held regular meetings with the General Auditor. Finally, additional meeting time was devoted to the external audit tender, issues of disclosures regarding the subprime exposure, and guidance and training sessions in the form of several tailor-made presentations on technical topics.

Our continued emphasis on controlled growth meant that the Audit Committee dealt with an increasing number of topics in 2007.

The Audit Committee considered the following matters in 2007:
- Monitoring of the integrity of quarterly and annual financial statements, including the disclosures, consistent application of the valuation and accounting principles, consolidation scope, quality of the closure process, and significant issues brought forward by the CFO or the external auditors. The Committee also reviewed the press releases on the quarterly and annual figures.
- Monitoring of the risk management and control system, based on reports by management (management control statements and their follow-ups), the compliance function and Fortis Audit Services. Reporting by Fortis Audit Services to the Audit Committee included a quarterly management letter, periodic reports on 'focal point audits' and annual reviews of the risk management process and the compliance function.
- Monitoring of the external audit process. This included the review of the external audit plan, the 'Engagement Letter

2007' and quarterly Auditors' Letters. The Audit Committee monitored the independence of the external auditors, based on factors such as their declaration of independence and fees, and by tracking the volume and nature of non-audit services pre-approved in line with Fortis's independence policy. Also, as mentioned above, the Audit Committee organised the external audit tender process, as well as an annual performance assessment of the current external auditors.
- Monitoring of the internal audit process, based in part on the review and approval of the 2007 audit and action plan, the periodic reporting by Fortis Audit Services, and the review and approval of the department's updated charter.
- Monitoring of the development of the compliance function and compliance-related subjects including the review of the Internal Alert System and approval of the updated Fortis Compliance Policy. In addition, the Committee concurred with management on the appointment of a new Compliance Officer.
- Discussing regular updates on specific risk or control matters such as the status of MiFID and Basel II preparations, risk management procedures at our Tax and Legal departments, and the actuarial reporting process.
- Reviewing the disclosures in the Annual Review of Audit Committee activities and internal control.
- Reviewing the terms of reference of the Committee and executing an annual self-assessment of its performance.

As developments related to the acquisition of ABN AMRO unfolded, the above topics were increasingly discussed in light of the enhanced dimension and complexity that was likely to result from this transaction.

The Chairman of the Audit Committee reported on these matters to the Board of Directors after each meeting and presented the recommendation of the Audit Committee to the Board for decision-making.

Executive management

Fortis's executive management consists of the Chief Executive Officer (CEO) and the Group Executive Committee. They run Fortis in keeping with the values, strategies, policies, plans and budgets endorsed by the Board of Directors.

Composition and duties

As Fortis's top executive, the CEO plays a crucial role in developing the company's values and strategic vision and in communicating them internally and externally. He is also responsible for enabling the Board and the Chairman to exercise their responsibilities – by ensuring, among other things, an appropriate flow of information and proposals to the Board for decision-making – and for maintaining ongoing interaction and dialogue.

The Executive Committee consists of the CEO, the Deputy CEO and others entrusted with executive management functions at Fortis. Its responsibilities are as follows:
- studying, defining and preparing – under the CEO's leadership – strategic options and proposals that may contribute to Fortis's development
- proposing Fortis policies on finance and risk management, submitting the proposals for the Board's approval and implementing the resultant policies
- supporting the CEO in the management of Fortis as a whole and the day-to-day management of the parent companies and group holding companies

The Executive Committee is accountable to the CEO for the performance of each of these duties, while the CEO is accountable to the Board for the proper performance of the Executive Committee.

The Executive Committee meets once a fortnight according to a pre-arranged timetable. Further meetings are held whenever necessary.

There were some changes to the Executive Committee made or announced in 2007. Karel De Boeck stepped down as a member of the Executive Committee on 1 November 2007. Jos Clijsters and Jozef De Mey stepped down as members of the Executive Committee on 31 December 2007. Alain Deschênes and Camille Fohl were appointed members of the Executive Committee with effect from 1 January 2008.

Remuneration

The remuneration of executive managers consists of a fixed base salary, a variable annual incentive and a variable long-term incentive, which in 2007 was received as a combination of option rights, cash and restricted shares. The variable remuneration depends on such factors as individual performance, performance of the business relative to predefined targets and Fortis's performance relative to several of its peers in the financial sector.

Stock and option plans

Options on Fortis shares have once again been granted to selected members of senior Fortis management as a token of confidence in their personal contribution to the company's growth and development. The number of options to which each person could subscribe was determined individually according to the level and scale of their responsibilities. When option rights granted under this plan are exercised, new Fortis shares will be issued or previously repurchased shares will be used. Note 10 of the Fortis Financial Statements contains a review of the stock and option plans.

Internal control

We at Fortis have a long-established culture of risk awareness and are firmly committed to making internal control an integral part of the way we conduct our operations.

Responsibility

Ultimate responsibility for implementing and maintaining internal control and for reviewing its effectiveness lies with the Fortis Board of Directors. The Executive Committee and the Management Teams at the individual businesses, legal entities, support functions and subsidiaries carry out these functions in practice. It is management's task to:

- set the example
- establish clear objectives
- maintain a strong awareness of internal control
- create appropriate organisational structures
- identify, assess and monitor risks
- ensure the effectiveness of all processes
- report on all this and take corrective action where necessary

Internal control, in accordance with the COSO ERM framework, is firmly embedded within our organisation. It relies on the contribution of all our employees, as it is their combined efforts that ultimately determine whether our systems and procedures are functioning as intended.

Policies and standards

The Board of Directors sets company policy on key operational areas such as business conduct, private investments and the independence of external auditors. We have also instituted a whistleblower procedure. The Executive Committee and the individual Management Teams then establish specific operational and reporting standards for application across the whole of Fortis, a particular business or within a geographical region. Together, these policies and standards form an integral part of our internal control system. They are regularly reviewed and updated, set out clearly in the form of manuals, and publicised using internal communications. The frequency of review depends on the specific risk profile of the activity in question.

Management's responsibility extends to the formulation of second-level controls; in other words, control procedures to ensure that the primary controls are functioning effectively and that significant failings are reported at the appropriate hierarchical and/or supervisory level and acted upon.

Business objectives

Each business has a plan – reviewed each year by the Board of Directors – setting out its strategic, operational, financial and compliance objectives. Operating performance is reviewed by senior management and the Board, which also set targets for the multi-year budget, which is drawn up annually. This budget – based on the underlying budgets of each of the businesses – is then reviewed and approved by the Board. Results are continuously monitored and budget progress reports are drawn up each quarter.

Operations

The Management Teams at each of our businesses are responsible for internal control, which entails the correct processing, execution and recording of all transactions carried out within their respective front, middle and back office systems. Automated systems are a particular focus in this regard, with adequate access and application controls as an integral part. These are scrupulously tested before any new system is put into place. Strict routines are also in place to ensure operational and system security.

Safeguarding assets

Additional standards and controls are delivered by our support functions. These are independent of the businesses and report to the CEO, CFO, Chief Operating Officer or Chief Risk Officer as appropriate.

The role of Central Risk Management is to ensure that systems and procedures are in place to identify, control and report on major risks, including investment risk (credit, market and liquidity risk), insurance risk and operational risk. The unit independently monitors the risks incurred and reports on them via a Risk Committee structure flowing upwards to the Risk and Capital Committee and to the Board. The Operational Risk Management unit keeps track of all operational 'loss events' and risks at our banking operations using the Risk Self Assessments required by Basel II and ensures that these are reported to the Risk Committees. At our insurance businesses, meanwhile, operational risks are addressed using Control Risk Self Assessments, with relevant topics discussed by the respective Risk Committees. The Risk Mitigation unit monitors the adequacy of business contingency plans in all major operational areas. These plans are intended to allow business activities to be resumed as rapidly as possible in the wake of disruptions or emergencies, while simultaneously providing damage control. Our risk management framework is described in further detail in the Financial Statements.

Financial reporting

The Board sets and endorses the accounting policies adopted by Fortis. The CFO Office then ensures that comprehensive internal controls are in place for the preparation and publication of our periodic financial statements and ad-hoc financial bulletins. The CFO Office also draws up the consolidated financial statements for Fortis as a whole and the statutory financial statements of individual Fortis companies. A pyramidal structure of meetings involving business controllers as well as internal and external auditors at different levels of the company enables information to flow upwards so that the CFO Office can ensure that financial and accounting data communicated externally does not contain any material inaccuracies.

Legal, Compliance, Investigations and Tax

Our Legal, Compliance, Investigations and Tax departments advise on and monitor all legal, compliance, fraud and tax aspects of Fortis's activities and regularly report on the risks they identify and on outstanding litigation in their respective fields.

The Legal department provides exclusive, proactive and independent legal support and policy-setting services in order to protect Fortis's legal interests while supporting the Fortis businesses in achieving their growth targets.

Compliance aims to achieve reasonable assurance that Fortis and its employees are complying in practice with prevailing laws and regulations, as well as with internal rules and ethical standards. The Compliance department also seeks to maintain a relationship of trust and mutual understanding with regulators and supervisory authorities.

Investigations is an independent function at Fortis. Its mission is to pursue Fortis's zero-tolerance-to-fraud policy and to help ensure that the company, its employees and intermediaries operate in an ethical manner, by investigating fraudulent acts and other undesirable behaviour and by participating in the prevention, detection and monitoring of such acts in close collaboration with Compliance and Fortis Audit Services.

The Tax department aims to provide reasonable assurance that Fortis and its employees comply with all applicable tax laws. By monitoring tax compliance, base and risks, the Tax department also contributes to the accuracy of Fortis's tax accounts.

Monitoring

As a distinctive part of our reporting and monitoring cycle, senior managers up to the Executive Committee sign annual internal management control statements. These follow on from a Control Risk Self Assessment process, including the drafting of action plans to remedy identified weaknesses. Key observations are reported to and discussed by the Business Risk Committees, the Banking and Insurance Risk Committees (see the risk management framework in our Financial Statements), the Executive Committee and ultimately by the Audit Committee. Developments in internal control quality are also factored into our senior managers' variable remuneration.

Fortis Audit Services (FAS), which is centrally organised, monitors the effectiveness of governance, risk and control processes across the whole of Fortis. Auditors evaluate the safeguarding of assets, the effectiveness of operations, compliance with applicable laws and regulations, and the reliability of financial and management information. They then present recommendations and follow them up to ensure they are implemented correctly. FAS focuses on the areas of greatest risk to Fortis, as identified by our structured risk assessment process. The unit's methodology is rooted in the COSO ERM framework, which provides for benchmarking against generally accepted control standards. FAS is authorised to audit all aspects of operations and is provided with the necessary resources – both qualitatively and quantitatively – to carry out its functions effectively. In this way, the unit serves as an independent and objective assurance provider that reports directly – through the General Auditor – to the CEO and Audit Committee. The General Auditor also has direct access to the Chairman of the Board.

Changes in risk management and internal control

On 5 November 2007 Fortis announced that its senior management structure would change as of 1 January 2008. The Executive Committee was renamed Group Executive Committee, while a Business Executive Committee (composed of representatives of key businesses and support functions) was established. The Business Executive Committee supports the Group Executive Committee in executing Fortis strategy and policy, as defined by the Fortis Board. These changes should allow us to successfully integrate the acquired ABN AMRO businesses and to create the optimum structure for developing Fortis as a whole. The Central Risk function was repositioned to the member of the Group Executive Committee who is responsible for Finance, Risk and General Counsel. This move should allow us to optimise the risk/return balance, thereby enhancing shareholder value.

In November 2007 Fortis finalised its preparations for ensuring compliance with the new rules and practices imposed by MiFID. Extension of the European passport regime to investment products and services is expected to boost our cross-border operations, while our operating model will benefit from the application of domestic conduct of business rules to all cross-border services.

Future improvements to risk management and internal control will include further strengthening of Fortis's enhanced operating model and reviewing the need for additional control documentation, due to adjustments to our control systems or in response to external requirements.

Evaluation

The risk management and control systems relating to other risks basically aim to provide reasonable but not absolute assurance that:

- business objectives are being met
- business operations are being carried out effectively and efficiently
- assets entrusted to Fortis are safeguarded, together with our own assets
- Fortis is in compliance with applicable laws and regulations including internal procedures and policies

All the structures, procedures and control systems described above together make up Fortis's system of internal control. As far as financial reporting is concerned:

- the risk management and control systems provide reasonable assurance that the financial reporting does not contain any material inaccuracies
- the risk management and control systems functioned properly in the year under review
- based on the information available as of the date of this Annual Review, there are no indications that the risk management and control systems will not function correctly in the current year

As with any internal control set-up, Fortis's system has its limits. Although it cannot completely eliminate the risk that business objectives will fail to be met, it can nevertheless keep that risk at an acceptable level. It provides reasonable but not absolute assurance against material misstatement or loss.

The control system described above was fully operational in the year under review and remains operational to date. All major aspects and improvements have been the subject of discussion in the Audit Committee, which reported on these to the Board. The control system is dynamic in nature, as it is continuously adapted to changes in the internal and external environment, including all regulatory developments.

The Audit Committee reviews the effectiveness of this system and reports regularly to the Board. The key input used by the Committee in carrying out its work includes extensive reporting on internal controls by FAS, reports of the Compliance Officer and the external auditors, reports of the CFO Office, management declarations on internal control, information on operational losses (Basel II) as well as any information on litigation and supervisory reviews. The Audit Committee of Fortis also receives information regarding the activities of the Fortis Bank Audit Committee.

The corporate governance reference codes

Fortis's international structure, headed by two listed parent companies, one Dutch and one Belgian, means it has to comply with two corporate governance systems that refer to two separate codes. While the principles underlying these codes are largely similar, there are a number of differences too.

Because of the specific cross-border context in which Fortis operates, we have developed our own 'single tier' governance structure, while naturally observing all the relevant Belgian and Dutch legal requirements. The structure is described in detail in the Fortis Governance Statement to ensure optimum transparency and to demonstrate its internal coherence. Those aspects of corporate governance at Fortis that require additional explanation in the light of the Belgian (Lippens) or Dutch (Tabaksblat) Codes can be found below.

Fortis and the Lippens Code

The Lippens Code came into force on 1 January 2005. It applies to all companies incorporated under Belgian law the shares of which are traded in a regulated market. The Code uses the 'comply or explain' concept, which means that if a company chooses to deviate from any of the Code's principles, it must explain its reasons for doing so in the 'Corporate Governance' section of its annual report. As already explained in the Fortis Annual Reviews of previous years, Fortis applies all the Code's main principles. Three items require more detailed explanation:

- Principle 2.3: Independence of directors. The Lippens Code states that: "To be considered independent, a director should be free from any business, close family or other relationship with the company, its controlling shareholders or the management of either that creates a conflict of interest such as to affect that director's independent judgement." The phrasing of this principle generally requires little comment. Questions may be raised, however, regarding its implementation and the way specific criteria in respect of a director's independence are formulated. The Lippens Code, the Tabaksblat Code, Article 524 of the Belgian Companies Act and the recommendation of the European Commission of 15 February 2005, for instance, all set out independence criteria which, if not actually contradictory, nevertheless differ from one another. For that reason, we have opted for our own criteria at Fortis, as defined in our Governance Statement. These match those of the Lippens Code, with the exception that Fortis considers it necessary to limit to listed companies the restrictions on cross-directorships.

- According to principle 7.18, the annual report should disclose the main contractual terms of employment and termination arrangements with executive managers. The remuneration policy for Fortis directors and Executive Committee members – described in detail in note 11 of our Financial Statements – sets out the main terms of our contracts with executive managers. As from 1 January 2005, the contracts provide for a termination indemnity, in the case of termination without cause at the initiative of Fortis. The indemnity equals twice the amount of the base salary, without prejudice to commitments taken by Fortis before 1 January 2005.
- The Annual General Meetings of Shareholders in May 2007 endorsed the view that the re-appointment of Baron Piet Van Waeyenberge as non-executive Board Member for a period of one year would be in Fortis's interest and that this re-appointment, leading to a total term of directorship of more than the twelve years laid down in the Fortis Governance Statement, would not affect Baron Van Waeyenberge's independence.

Fortis and the Tabaksblat Code

Since 2004, listed companies incorporated under Dutch law have been legally required to declare in their annual reports that they have adhered to the Tabaksblat Code, or to explain any instances in which they have deviated from it. Accordingly, Fortis stated in its Annual Reports for 2004, 2005 and 2006 that the principles and best practice provisions of the Tabaksblat Code had been met in those financial years, with certain substantiated exceptions. Fortis's respective statements were discussed at the Annual General Meetings of Shareholders in May 2005, May 2006 and May 2007.

By re-electing Baron Piet Van Waeyenberge non-executive Board Member for a period of one year (i.e.until the close of the Annual General Meetings of Shareholders in 2008), the Annual General Meetings of Shareholders of May 2007 endorsed the view of the Board of Directors that the re-election of Piet Van Waeyenberge was in Fortis's interest. The Annual General Meetings of Shareholders thus resolved not to abide by the maximum term of directorship (twelve years) generally recommended by the Tabaksblat Code (Best Practice provision III.3.5). The Annual General Meetings of Shareholders in May 2006 had taken a similar position with regard to the re-election of Klaas Westdijk as non-executive Board Member for a period of three years (i.e. until the close of the Annual General Meetings of Shareholders in 2009).

'Fortis service included' at Couleur Café

As a main sponsor of the **18th annual Couleur Café** world music festival in June, Fortis was on hand to serve the 70,000 festival-goers. Around **85 Fortis Ambassadors** – enthusiastic and engaged Fortis **volunteers** helping to make the event a success – took charge of the festival information points and crèche, welcomed VIPs and sold festival items. We also set up a number of meeting places for visitors and installed cash points at the venue in Brussels.


FORTIS
FORTIS

By electing Herman Verwilst executive Board Member as proposed by the Board of Directors, the Annual General Meetings of Shareholders of May 2007 acknowledged the position taken by the Board that this election would have no effect on the contract concluded (in Belgium) in 1999 between Fortis and Herman Verwilst in his capacity as Executive Manager. This includes the contractual termination indemnity equal to a maximum of three years' cash compensation (base salary and target annual incentive) in the absence of gross negligence or wilful misconduct, as specified in the proposal to the Annual General Meetings of Shareholders. This termination indemnity exceeds the maximum set by Best Practice provision II.2.7 of the Tabaksblat Code.[2]

Bearing in mind the points expressed above, we hereby declare that Fortis complied with the principles and best practice provisions of the Tabaksblat Code in 2007 – subject to the following qualifications and exceptions which have remained unchanged since the financial year 2006.

Qualifications

Our aim at Fortis is to comply with the Tabaksblat Code to the maximum possible extent. We cannot, however, meet all of the Code's provisions. Some of them conflict with the internal coherence of our governance structure, which has been carefully developed over the years to meet the challenges facing a bi-national group. What is more, our single-tier board structure creates a specific framework that is not customary in the Netherlands and which did not act as the primary frame of reference when the Tabaksblat Code was drafted.

When applying the Code, therefore, we have been obliged to translate the various provisions to fit our single-tier structure. Provisions aimed at the Supervisory Board or the Management Board have thus been applied to Fortis's Board of Directors, while provisions for individual members of the Supervisory Board have been applied to our non-executive directors and provisions for individual members of the Management Board to Fortis's CEO and Deputy CEO.

Some provisions could not, however, be translated into the Fortis context. These include the rules regarding a 'delegated supervisory board member' and a 'supervisory board member who temporarily takes on the management of the company' (respectively III.6.6 and III.6.7 of the Tabaksblat Code). These provisions are geared specifically to supervisory board members and the supervisory tasks they perform, and so cannot be reconciled with the single-tier board model.

Similarly, the provision that the Chairman of the Board should not have held an executive position at the company (III.8.1) is an anomaly in the context of a single-tier board model, the essence of which is precisely to combine the expertise of executives and non-executives in one and the same decision-making body. Fortis's Chairman and co-founder, Maurice Lippens, was Co-Chairman of both the Board and Executive Committee until 2000. Since 2000, he has been a non-executive Board Member and Chairman of the Board.
By re-electing Maurice Lippens, the Annual General Meetings of Shareholders in May 2005 endorsed the view of the Board of Directors that the re-election of Fortis Chairman Maurice

[2] Maximum of one year fixed cash, or two years fixed cash if deemed reasonable for Board Members during their first term of appointment.


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Join2Grow: a runaway success

Launched in January 2007, the **www.Join2Grow.biz** website positioned Fortis as a pioneer in social networks. Join2Grow was originally designed to create an online community in web 2.0 (user generated content) for entrepreneurs and to enable them to strengthen their social network. Since its creation, though, the site has evolved and developed several **innovative interactive features** such as a forum and videoconference chatting. The number of visitors has grown steadily, and many entrepreneurs participate in Join2Grow's debates and discussions. While the majority of members come from Northern Europe, more and more business people from Southern European countries and even from the United States are now joining as well. Join2Grow boasts **four awards** in its first year of operation: the Standard of Excellence in the Online Community category by the Web Marketing Association, a bronze award in the expert category 'Web 2.0', another prize at the International Advertising Festival of Méribel and the Cyber Cristal (1st Prize) in the 'Brand Websites - Financial Communication' category.

Lippens for a period of three years (i.e. until the close of the 2008 Annual General Meetings of Shareholders) would be in Fortis's interest, notwithstanding the maximum term of appointment (twelve years) generally recommended by the Tabaksblat Code (Best Practice provision III.3.5).

Several provisions of the Tabaksblat Code do not, moreover, apply to Fortis. This is the case with the following sections: II.2.1 (share options as a conditional remuneration component for management board members – Fortis does not offer such options), III.2.1 (all supervisory board members, with the exception of one person only, must be independent – III.8.4 sets out the rule as it applies to Fortis), IV.1.2 (voting right on financing preference shares – Fortis does not have this type of preference share) and IV.2–IV.2.8 (depositary receipts for shares – Fortis does not issue this type of depositary receipt). These provisions have not, therefore, been taken into consideration.

With regard to section III.3.5, the view has been taken that Fortis's rule that nobody may serve as a director for more than twelve years, with no individual term exceeding four years, does not materially deviate from the Code's requirement of a maximum of three terms of four years each. Lastly, the provisions regarding the 'remuneration committee' and the 'selection and appointment committee' have been interpreted as applying to our Nomination and Remuneration Committee, since this body combines the strongly interrelated selection, appointment and remuneration functions at Fortis.

Exceptions[3]

BP II.1.6: *The management board shall ensure that employees have the possibility of reporting alleged irregularities of a general, operational and financial nature in the company to the chairman of the management board or to an official designated by him, without jeopardising their legal position. Alleged irregularities concerning the functioning of management board members shall be reported to the chairman of the supervisory board.*

- Fortis has introduced a whistleblower procedure (Fortis Internal Alert System), but this has not been published on the website. The procedure is intended solely for Fortis employees; external disclosure would not enhance its effectiveness, but could have undesirable repercussions in countries where procedures of this nature run up against legal and/or cultural objections.

BP II.2.3: *Shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter.*

- Under the long-term incentive plan, shares can be awarded only to executive Board members. They may sell up to 50% of the shares in order to pay the tax incurred on them. The remaining shares may not be sold until six months after termination of their relationship with Fortis.

BP II.2.6: *The Supervisory Board will draw up regulations concerning ownership of and transactions in securities by management board members, other than securities issued by their own company. The regulations are published on the website. The Compliance Officer is notified at least quarterly of private investments in securities of Dutch listed companies.*

- As explained to the Annual General Meetings of Shareholders in May 2006, Fortis has drawn up and issued the required regulations on insider trading but contrary to Best Practice II.2.6 these regulations are not published on the Fortis website, since these regulations are numerous and tailored to highly specific local and/or business requirements. In line with the objectives set by the Tabaksblat Code, the Fortis Governance Statement contains a Policy Statement summarising principles and guidelines on the use of inside information and private investments to be adhered to by all Board Members, other senior managers, officers and employees worldwide.

BP III.1.7: *The supervisory board shall discuss at least oncea year on its own, i.e. without the management board being present, both its own functioning and that of its individual members.*

- Fortis's Board of Directors regularly reviews its own performance in an appropriate manner, but not necessarily on an annual basis. The Nomination and Remuneration Committee evaluates the individual Board Members.

BP III.5.11: *The remuneration committee shall not be chaired by the chairman of the supervisory board or by a former member of the management board of the company, or by a supervisory board member who is a member of the management board of another listed company.*

- The Chairman of the Board of Directors at Fortis is responsible for the proper functioning of the Board and for initiating all processes relating to this. These include ensuring a Board membership that is geared to the needs of the organisation and therefore also entail a leading role in the Nomination and Remuneration Committee.

[3] 'BP' refers to the 'Best Practice' sections of the Tabaksblat Code

Board of Directors

Count Maurice Lippens
(1943 – Belgian – Independent)
Chairman of the Board of Directors and of the Nomination and Remuneration Committee
(First appointed 1981. Term runs until 2008)
Positions held with other listed companies: Director of Groupe Bruxelles Lambert, Director of Belgacom
Other positions held: Chairman of Compagnie Het Zoute, Director of Iscal Sugar, Director of Finasucre, Director of Groupe Sucrier, Member of the Trilateral Commission, Member of Insead Belgium Council, Chairman of Guberna, Chairman of Corporate Governance Committee (Belgium)

Jan-Michiel Hessels
(1942 – Dutch – Independent)
Vice-Chairman of the Board of Directors (as from 20 September 2007), Chairman of the Risk and Capital Committee (until 10 October 2007) and member of the Nomination and Remuneration Committee (as from 10 October 2007)
(First appointed 2001. Term runs until 2010)
Positions held with other listed companies: Chairman of the Board of Directors of NYSE Euronext, Member of the Supervisory Board of Royal Philips Electronics N.V., Member of the Supervisory Board of Heineken N.V.
Other positions held: Member of the International Advisory Board of the Blackstone Group, Chairman of the Supervisory Board of SC Johnson Europlant N.V., Chairman Dutch Central Planning Committee, Director of Stichting Continuïteit Fortis

Jean-Paul Votron
(1950 – Belgian – Executive)
CEO, Member of the Board of Directors
(First appointed 2004. Term runs until 2008)
Positions held with other listed companies: Member of the Supervisory Board of ABN AMRO
Other positions held: Member of the Board of Directors of RFS Holding B.V., Member of the Management Committee of the Federation of Belgian Enterprises, Board Member of ICHEC (Institut Catholique des Hautes Études Commerciales)

Herman Verwilst
(1947 - Belgian – Executive)
Deputy CEO, Member of the Board of Directors
(First appointed 2007. Term runs until 2010)
Positions held with other listed companies: None
Other positions held: Professor Extraordinary at the University of Ghent, Director of the Flemish Economic Association, Member of the Executive Committee and Director of the King Baudouin Foundation, Member of Instituto de Empresa International Advisory Board (Madrid)

Baron Philippe Bodson
(1944 – Belgian – Independent)
Member of the Board of Directors and of the Audit Committee (until 10 October 2007), Chairman of the Risk and Capital Committee (as from 10 October 2007)
(First appointed 2004. Term runs until 2010)
Positions held with other listed companies: Chairman of the Board of Directors of Exmar, Chairman of the Board of Directors of Floridienne, Member of the Credit Suisse Advisory Board Europe
Other positions held: Director of Ashmore Energy (USA), Director of Hermes Asset Management Europe Ltd., Director of Cobepa/Cobehold

Richard Delbridge
(1942 – British – Independent)
Member of the Board of Directors and of the Audit Committee
(First appointed 2004. Term runs until 2009)
Positions held with other listed companies: Non-executive Director of Tate & Lyle PLC
Other positions held: Non-executive Director of JP Morgan Cazenove Holdings, Council Member and Treasurer of The Open University

Clara Furse
(1957 – British and Canadian – Independent)
Member of the Board of Directors and of the Risk and Capital Committee
(First appointed 2006. Term runs until 2009)
Positions held with other listed companies: Chief Executive and Director of the London Stock Exchange PLC
Other positions held: Director of Euroclear PLC, Director of LCH.Clearnet Group Ltd., Member of the Advisory Council of the Prince's Trust, Member of the President's Committee of the Confederation of British Industry

Reiner Hagemann
(1947 – German – Independent)
Member of the Board of Directors and of the Audit Committee
(First appointed 2006. Term runs until 2009)
Positions held with other listed companies: Member of the Supervisory Board of Bayer Schering Pharmaceutical AG, Member of the Supervisory Board of Wüstenrot & Württembergische AG
Other positions held: Member of the Supervisory Board of E.ON Energie AG, Member of the Supervisory Board of Hochtief Facility

Attendance at Directors' meetings

	Board of Directors			Nomination and Remuneration Committee	Audit Committee	Risk and Capital Committee		
	Total	Regular meetings	Additional meetings			Total	Regular meetings	Additional meetings
Maurice Lippens	21/21	8/8	13/13	6/6				
Jan-Michiel Hessels	16/21	7/8	9/13	1/1		8/8	4/4	4/4
Jean-Paul Votron	21/21	8/8	13/13					
Herman Verwilst (as from 23 May)	8/9	4/4	4/5					
Philippe Bodson	16/21	7/8	9/13		4/4	1/1		1/1
Richard Delbridge	17/21	8/8	9/13		5/5			
Clara Furse	14/21	5/8	9/13			8/9	3/4	5/5
Reiner Hagemann	18/21	8/8	10/13		5/5			
Jacques Manardo	17/21	7/8	10/13	5/6				
Aloïs Michielsen	19/21	8/8	11/13			8/9	4/4	4/5
Ronald Sandler	13/21	8/8	5/13		5/5			
Jan Slechte (until 23 May)	12/12	4/4	8/8	3/3				
Rana Talwar	15/21	6/8	9/13	5/6				
Piet Van Waeyenberge	18/21	7/8	11/13			9/9	4/4	5/5
Klaas Westdijk	18/21	8/8	10/13		5/5			



From left to right: Klaas Westdijk, Jacques Manardo, Piet Van Waeyenberge, Rana Talwar, Jean-Paul Votron, Philippe Bodson, Maurice Lippens, Ronald Sandler, Jan-Michiel Hessels, Herman Verwilst, Richard Delbridge, Aloïs Michielsen, Reiner Hagemann and Clara Furse.

Management GmbH, Chairman of the Advisory Board of Cerberus Germany, Member of the Advisory Board of AON Jauch & Hübener, Member of the Advisory Board of Steag GmbH, Co-Chairman of the Supervisory Board of VHV Allgemeine Insurance

Jacques Manardo
(1946 – French – Independent)
Member of the Board of Directors and of the Nomination and Remuneration Committee
(First appointed 2004. Term runs until 2008)
Positions held with other listed companies: None
Other positions held: Director of Management Consulting Group PLC, Director of BLB, Director of French Institute Alliance Française – New York (Member of Finance Committee), Member of Le Siècle (Paris)

Aloïs Michielsen
(1942 – Belgian – Independent)
Member of the Board of Directors and of the Risk and Capital Committee
(First appointed 2006. Term runs until 2009.)
Positions held with other listed companies: Chairman of the Board of Directors of Solvay SA, Member of the Board of Directors Member of Miko N.V.
Other positions held: None

Ronald Sandler
(1952 – German – Independent)
Member of the Board of Directors and of the Audit Committee
(First appointed 2004. Term runs until 2010)
Positions held with other listed companies: None
Other positions held: Executive Chairman of Northern Rock, Chairman of the Personal Finance Education Group, Member of the FSA's Financial Capability Steering Group, Advisor Palamon Capital Partners, Chairman of Paternoster Ltd., Chairman of Ironshore Inc.

Rana Talwar
(1948 – Indian – Independent)
Member of the Board of Directors and of the Nomination and Remuneration Committee
(First appointed 2004. Term runs until 2008)
Positions held with other listed companies: Non-executive Director of Schlumberger Ltd., Non-executive Director of Delhi Land and Finance Ltd.
Other positions held: Chairman of Sabre Capital Worldwide, Chairman of Centurion Bank Ltd., Director of the Indian School of Business

Baron Piet Van Waeyenberge
(1938 – Belgian – Independent)
Member of the Board of Directors and of the Risk and Capital Committee
(First appointed 1988. Term runs until 2008)
Positions held with other listed companies: Board Member of Electrabel NV, Board Member of Suez Energy Services S.A.
Other positions held: Chairman of De Eik N.V., Chairman of Omroepgebouw Flagey N.V., Chairman of Indufin N.V., Director of Stichting Continuïteit Fortis

Klaas Westdijk
(1941 – Dutch – Independent)
Member of the Board of Directors and Chairman of the Audit Committee
(First appointed 1996. Term runs until 2009)
Positions held with other listed companies: Vice-Chairman of the Supervisory Board of VastNed Retail N.V.
Other positions held: Chairman of the Supervisory Board of ENECO Energie N.V., Chairman of the Supervisory Board of Connexxion Holding N.V., Member of the Supervisory Board of FD Media Groep B.V.

Fortis Company Secretary
Ingrid Loos

Stichting Continuïteit Fortis

Mick den Boogert (1943)	Co-Chairman; first appointed 2004. Other positions held: Lawyer at Allen & Overy, Professor of Securities Law at University of Groningen
René Mannekens (1940)	Co-Chairman; first appointed 1999. Other positions held: Chairman of the Board of 3W Direct Management Solutions ICT
Dick Bouma (1944)	Member; first appointed 2004. Other positions held: Lawyer at Pels Rijcken & Droogleever Fortuijn
Paul Buysse (1945)	Member; first appointed 2006. Other positions held: Chairman of the Board of Directors of NV Bekaert SA - Bekaert Group
Jan-Michiel Hessels (1942)	Member; first appointed 2007. Other positions held: Vice-Chairman of Fortis (as from 20 September 2007)
Jan Slechte (1937)	Member (until 23 May 2007); first appointed 1999. Other positions held: Vice-Chairman of Fortis (until 23 May 2007)
Piet Van Waeyenberge (1938)	Member; first appointed 2004. Other positions held: Non-executive Director of Fortis

Executive Committee



From left to right: Herman Verwilst, Lex Kloosterman, Jean-Paul Votron, Camille Fohl, Filip Dierckx, Alain Deschênes, Peer van Harten and Gilbert Mittler.

Jean-Paul Votron
(1950 – Belgian)
Chief Executive Officer
Member of the Board of Directors
Other details: see Board of Directors

Herman Verwilst
(1947 – Belgian)
Deputy CEO
Chief Operating Officer (until 1 January 2008)
Member of the Board of Directors
Other details: see Board of Directors

Alain Deschênes (as from 1 January 2008)
(1958 – Canadian)
Chief Operating Officer
Positions held with other listed companies: None
Other positions held: None

Filip Dierckx
(1955 – Belgian)
CEO Merchant Banking
Positions held with other listed companies: None
Other positions held: Board Member of various companies of the Group SD Worx, Board Member of the Flemish Economic Association (Voka)

Camille Fohl (as from 1 January 2008)
(1956 – Luxembourgian)
CEO Retail Banking
Positions held with other listed companies: None
Other positions held: Member of the Banking Group of the Chamber of Commerce of Luxembourg

Lex Kloosterman
(1956 – Dutch)
Chief Strategy Officer (until 1 January 2008)
CEO Asset Management & Private Banking (as from 1 January 2008)
Positions held with other listed companies: None
Other positions held: Treasurer Foundation Zorg & Bijstand, Board Member Foundation The Netherlands - Sultanate of Oman, Board Member Stichting Het Concertgebouw Fonds and Board Member Duisenberg School of Finance

Gilbert Mittler
(1949 – Belgian)
Chief Financial Officer (until 1 January 2008)
Chief Finance, Risk and General Counsel (as from 1 January 2008)
Positions held with other listed companies: None
Other positions held: None

Peer van Harten
(1962 – Dutch)
CEO Insurance & Real Estate
Positions held with other listed companies: None
Other positions held: None

Shareholder information

The Fortis share
The Fortis share represents one unified share in the Belgian and Dutch parent companies Fortis SA/NV and Fortis N.V. respectively. The share replaces the former Fortis (B) and Fortis (NL) shares and was first listed on 17 December 2001. At the end of 2007 the number of outstanding Fortis shares carrying voting rights and entitled to dividend was 2,201,559,674. The increase of 898.4 million shares compared with year-end 2006 was largely due to a rights issue in connection with the ABN AMRO acquisition. This capital increase via preferential rights of EUR 13.4 billion implied a subscription price of EUR 15.00 per new share on the basis of two new shares for every three existing shares.

Dividend policy
Our policy is to pay a stable or growing dividend, taking account of our solvency, profitability and growth objectives. The Board of Directors will propose a cash dividend of EUR 1.18 to the Annual General Meetings of Shareholders on 29 April 2008, which is stable compared with last year's dividend of EUR 1.40 on an adjusted basis. As an interim dividend of a restated EUR 0.59 per share (originally EUR 0.70) was paid in September 2007, the final dividend will amount to EUR 0.59 per share.

We began to pay an interim dividend in 2005. The amount of the interim dividend has been set as a matter of policy at 50% of the full-year dividend for the previous year. The interim dividend will be announced on publication of the half-year results.

Dividend election procedure
Each Fortis share represents one share in each of the two Fortis parent companies, i.e. Fortis N.V. and Fortis SA/NV. Shareholders can decide from which parent company they wish to receive dividend. They can choose Fortis N.V. and receive the dividend from the Dutch source, or Fortis SA/NV and receive the dividend from the Belgian source. Shareholders must make their choice known before the given deadline.

Stock exchange listings
Fortis has a primary listing on both Euronext Brussels and Euronext Amsterdam, and has a secondary listing in Luxembourg. In the United States, we have a sponsored ADR programme.

The facts

A stable or growing dividend per share – what about 2007?

Our total 2007 dividend will be stable compared with the total dividend for 2006. Below are some facts and figures.

Shareholders received a cash dividend amounting to EUR 1.40 per share in 2006. For the first half of 2007, Fortis paid an interim dividend of EUR 0.70 per share in September, in line with its dividend policy to pay half of the dividend of the previous year.

In connection with the rights issue in October 2007, existing shareholders received a right to subscribe to new shares. This right could be sold and therefore had a value, which compensated for the dilutive effect caused by the issue of new shares. The dividend per share, as well as other measures like earnings per share, must therefore be recalculated for all periods before the rights issue using the following adjustment factor:

$$\frac{\text{Fair value per share immediately before the exercise of rights}}{\text{Theoretical ex-rights fair value per share}}$$

The numerator of the fraction is the last share price before the exercise of rights, i.e. EUR 25.30 on 24 September 2007. The denominator refers to the 2 for 3 rights issue with an issue price of EUR 15, leading to a theoretical ex-right price of EUR 21.18, the result of (3*25.30 + 2*15)/5. The adjustment factor related to this rights issue is therefore 1.1945.

Based on this calculation, the dividend for 2006 is recalculated at EUR 1.17 and the interim dividend for 2007 at EUR 0.59 per share. As for the final dividend for 2007, the Board of Directors will propose to the Annual General Meetings of Shareholders to pay EUR 0.59 per share, bringing the total year cash dividend for 2007 to an adjusted EUR 1.18, i.e. virtually equal to the adjusted dividend for 2006.

Fortis share performance


30
25
20
15
10
01 05
03 05
05 05
07 05
09 05
11 05
01 06
03 06
05 06
07 06
09 06
11 06
01 07
03 07
05 07
07 07
09 07
11 07
01 08
Fortis
BEL20 Index
AEX Index
DJ Euro STOXX 50

Market capitalisation (in EUR billion)


45
30
15
0
20.7
26.1
34.6
42.1
39.7
2003
2004
2005
2006
2007

Total return in 1990-2007 (in %)


1,000
800
600
400
200
0
950
836
603
598
570
466
270
Peer group
Fortis
AEX
BEL20
DJE 50
DJE Banks
DJE Insurance

Peer group: average of 30 European financial companies.
DJE: Dow Jones EURO STOXX Index.

Ticker symbols

	Bloomberg	Reuters
Euronext Brussels	FORB BB	FOR.BR
Euronext Amsterdam	FORA NA	FOR.AS
ISIN code BE0003801181		



Over 90% of Fortis shareholders vote Yes

At the **Extraordinary General Meetings** of 6 August, more than 95% of Fortis's shareholders voted in favour of the offer for **ABN AMRO** and over 93% said yes to the capital increase. **Maurice Lippens**, Chairman of the Board of Directors and in the chair at the EGMs, said: "Today's EGMs mark a key milestone in the success of the bid. We thank our shareholders for their resounding vote of confidence. As one of Europe's most dynamic and sustainable financials, we are creating more value for all of our stakeholders, shareholders, customers and staff."

Index weighting (on 6 March 2008)

AEX	7.98%
BEL20	13.38%
Euronext 100	1.68%
MSCI World	0.18%
MSCI Europe	0.53%
MSCI EAFE	0.37%

Major shareholders (at 31 December 2007)

Ping An Life		4.99%
Other shareholders in:	Belgium / Luxembourg	20%
	Netherlands	11%
	United Kingdom	31%
	Germany	8%
	Rest of World	25%
Total (rounded figures)		100%

Key figures

Year-end (IFRS figures for 2004–07)	**2007**	2006	2005	2004	2003
Price/earnings	7.8	9.6	8.8	8.7	9.4
Price/equity	1.2	2.0	1.8	1.7	1.7
Earnings per share (in EUR) *	2.30	2.83	2.57	1.97	1.42
Shareholders' equity per share (in EUR) *	15.08	13.38	12.35	10.02	7.67
Gross dividend per share (in EUR) *	1.18	1.17	0.97	0.87	0.77
Number of shares (in millions):					
• Issued	2,367	1,343	1,341	1,341	1,338
• Carrying voting rights, entitled to dividend	2,202	1,303	1,301	1,301	1,298
Volume traded:					
• Average daily (in million shares)	17.2	5.9	5.6	5.4	6.9
• Average daily (in EUR million)	420	173	130	101	103
Share price (in EUR) *:					
• Year high	29.59	28.05	22.73	17.27	14.90
• Year low	16.22	21.03	17.04	13.73	7.75
• Year average	24.39	24.75	19.32	15.55	12.54
• At year-end	18.05	27.06	22.54	17.04	13.36

* 2006 figures and before: on an adjusted basis.

Ratings

	Fortis SA/NV and Fortis N.V.		Core banking entities		Core insurance entities
	Long term	Short term	Long term	Short term	Long term
Moody's	Aa3	P-1	Aa2	P-1	Aa3
Standard & Poor's	A+	A-1	AA-	A-1+	AA-
Fitch Ratings	AA-	F1+	AA-	F1+	AA

Important dates

	In 2008	In 2009
Publication of annual results	7 March 2008	9 March 2009
Publication of results for the first quarter	13 May 2008	11 May 2009
Publication of results for the first half-year	4 August 2008	10 August 2009
Publication of results for the first three quarters	3 November 2008	9 November 2009
Annual General Meetings of Shareholders	29 April 2008	29 April 2009
Fortis share quotes ex-dividend	2 May 2008	4 May 2009
Start of dividend election period	2 May 2008	4 May 2009
End of dividend election period	20 May 2008	19 May 2009
Payment of final dividend	27 May 2008	27 May 2009
Fortis share quotes ex-interim dividend	5 August 2008	11 August 2009
Start of interim dividend election period	5 August 2008	11 August 2009
End of interim dividend election period	28 August 2008	3 September 2009
Payment of interim dividend	5 September 2008	11 September 2009

Information

The Fortis website (www.fortis.com) provides information about Fortis, our corporate governance, organisation, strategy and results. You can also find our press releases there.

The Investor Relations department ensures that information flows continuously to the investor community. The department can be reached at:

Rue Royale 20
1000 Brussels, Belgium
Tel.: +32 (0)2 565 53 78
Fax: +32 (0)2 565 58 25

Archimedeslaan 6
3584 BA Utrecht, Netherlands
Tel.: +31 (0)30 226 32 20
Fax: +31 (0)30 226 98 38

ir@fortis.com
www.fortis.com/ir

For debt investor information, please mail debtinvestorinfo@fortis.com or visit www.fortis.com/debtinvestors.

Annual General Meetings of Shareholders

Fortis SA/NV
29 April 2008, 9.15 am
Fortis Auditorium
Rue de la Chancellerie 1
Brussels, Belgium

Fortis N.V.
29 April 2008, 3 pm
Fortis Auditorium
Archimedeslaan 6
Utrecht, Netherlands

Auditors' statement

Introduction

The summarised financial statements included on pages 26 and 27 of this Annual Review have been derived from the Financial Statements of Fortis for the year ended 31 December 2007. These summarised financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on whether these summarised financial statements are consistent in all material respects with the Financial Statements from which they were derived.

Scope

We have audited the Financial Statements of Fortis for the year ended 31 December 2007, from which these summarised financial statements were derived, in accordance with International Standards on Auditing. In our report dated 6 March 2008 we expressed an unqualified opinion on the Financial Statements from which the summarised financial statements were derived.

Opinion

In our opinion, the summarised financial statements included on pages 26 and 27 of this Annual Review are consistent in all material respects with the Financial Statements from which they were derived.

Emphasis of matter

For a better understanding of the company's financial position and the results of its operations for the period and of the scope of our audit, the summarised financial statements should be read in conjunction with the Financial Statements from which the summarised financial statements were derived and our audit report thereon.

Brussels, 6 March 2008

PricewaterhouseCoopers Réviseurs d'Entreprise S.C.C.R.L.
Represented by
Y. Vandenplas and L. Discry

Amstelveen, 6 March 2008

KPMG Accountants N.V.
Represented by
S.J. Kroon RA

Glossary

Affinity marketing
Marketing reflecting loyalty ('affinity') to a brand in the broadest sense (including charities and sports teams). This brand loyalty is then used to sell a new set of products or services, often provided by a third party (e.g. insurance policies branded by a supermarket).

Bancassurance
The selling of insurance products through the banking channel.

Basel II
Updated framework for the way banks and banking regulators calculate their credit risk capital requirement. It also introduces a new type of capital charge for operational risk such as fraud or IT issues. Basel II is based on the three pillars of minimum capital requirement, the supervisory review process and market discipline. The framework was prepared by the Basel Committee on Banking Supervision.

Basis point (bp)
One hundredth of a percentage point (0.01%).

Bond repo
A transaction whereby one party sells securities (e.g. government bonds) to another, agreeing to repurchase (repo) the securities at a future date at a pre-agreed price.

CAGR
Compound Annual Growth Rate. The year-over-year growth rate applied to an investment or other element of a company's activities over a period of several years. The formula for calculating CAGR is (Current Value/Base Value)^(1/number of years)-1.

CDO
Collateralised Debt Obligation. American term for type of bond backed by a pool of bonds, loans and other assets. Payment of the principal and interest of the CDO is financed with the cash flows generated by the underlying financial assets. CDO is a class of asset-backed securities.

Clearing
Administrative settlement of securities, futures and options transactions through a clearing organisation and the financial institutions associated with it (clearing members).

Combined ratio
The ratio between the insurer's total expenses (claims burden, commissions and general expenses) and premiums received. The combined ratio is only applied to non-life insurance.

Compliance
Department responsible for monitoring and managing the risks associated with a company's compliance with legislation and regulations. Fortis's Compliance Officers promote adherence to the internal code of conduct by advising management, businesses and individual employees.

Consumer finance
Short or medium-term credit provided to members of the public for a special purpose, such as the purchase of durable consumer goods. It does not include housing-related spending.

Corporate finance
General term for capital market-related services to finance mergers, acquisitions, buyouts, etc.

COSO ERM framework
A control framework on Enterprise Risk Management (ERM) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in the United States.

Cost/income ratio
The ratio of operating costs and general expenses to net income. The lower the cost/income ratio, the more efficiently a company is operating. Also called 'efficiency ratio'.

Credit loss ratio
The ratio of specific provisions to average credit risk-weighted commitments. Also called 'loan loss ratio'.

Credit spread
The yield differential between government bonds and corporate bonds or credits.

Cross-selling
The strategy of using an existing customer base for one product as prospective customers for other products.

Custody
An agreement, usually between an investor and a bank (or possibly an agent or a trust company), whereby the investor deposits for safekeeping securities, gold or other valuables with the bank, which in turn takes the valuables into safekeeping for a fee.

Derivative
A financial instrument, traded on or off an exchange, the price of which is directly dependent upon (i.e. 'derived from') the value of one or more underlying securities, equity indices, debt instruments, commodities, other derivative instruments, or any agreed upon pricing index or arrangement.

DPF
Discretionary Participation Feature. This relates to the right of holders of certain insurance contracts and/or financial instruments to receive a supplemental return (in addition to guaranteed benefits). Its amount and/or time is contractually at the discretion of the issuers.

Divestment
The sale of assets. Also called 'disposal'.

Factoring
A form of corporate financing in which a company transfers outstanding debts to a factoring company that, for a fee, assumes responsibility for the debtor records, risk coverage and financing.

Funds under management
Assets (e.g. shares, bonds and property) managed by a financial services provider or fund manager on behalf of its clients.

Future
A financial contract obligating the buyer to purchase an asset (or the seller to sell an asset), such as a physical commodity or a financial instrument, at a predetermined future date and price.

Gross inflow
Sum of gross written premiums and investment contracts without DPF (Discretionary Participation Feature).

Gross written premiums
Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

Hedge fund
Type of investment fund aimed at professional investors and characterised by a high-risk investment strategy (bull operation and bear operation in financial instruments, leverage, swap operations, arbitrage, etc.).

IFRS
International Financial Reporting Standards, previously International Accounting Standards (IAS), used as a standard for all listed companies within the European Union as of 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment
A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

Joint venture
A strategic alliance undertaken jointly by two or more parties bringing in capital and know-how, but otherwise retaining the separate identities.

Leasing
An agreement in which one party gains a long-term rental agreement, and the other party receives a form of secured long-term debt.

Market capitalisation
Value attributed to the company by the stock market. Market capitalisation equals the number of shares outstanding multiplied by the share price at a given time.

MiFID
Markets in Financial Instruments Directive. This directive, which has been in effect since 1 November 2007, aims to enhance investor protection, increase transparency, integrity and efficiency of the markets, and facilitate the creation of a pan-European trading platform.

Operating leverage
The difference between revenue growth and cost growth.

Operating margin
Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Option
A privilege sold by one party to another that offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security at an agreed-upon price during a certain period of time or on a specific date.

Organic growth
The growth rate of a company excluding any growth from acquisitions, divestments or exchange rate movements.

Private equity
Equity securities of companies that are not listed on a public exchange. Transfer of private equity is strictly regulated; therefore, investors looking to sell their stake in a private company have to find a buyer in the absence of a marketplace.

RARORAC
The Risk-Adjusted Return On Risk-Adjusted Capital (RARORAC) is a performance yardstick that establishes a consistent relationship between the risks and returns of a company's various activities. RARORAC is calculated by dividing the risk-weighted return by the economic capital, after incorporation of diversification benefits. The risk-weighted return is itself determined on the basis of the result before divestments, with provisions for credit risks being replaced by estimated, cycle-neutral expected losses.

Return on equity (ROE)
The ratio (in per cent) between the net profit and the average shareholders' equity for a financial year. A measure of profitability of equity indicating the return that a company achieves on the capital it employs.

Risk-weighted commitments
Total commitments calculated on the basis of the risks relating to the various balance sheet terms.

SEPA
Single Euro Payments Area. Introduced on 1 January 2008, SEPA creates a single, integrated pan-European market for euro payments services.

Shareholders' equity
The residual interest in the assets of the entity after deducting all of its liabilities. Financial institutions are obliged to keep sufficient shareholders' equity to meet their obligations towards customers.

Solvency II
A fundamental and wide-ranging review of the current solvency rules for European insurance companies in the light of current developments in insurance, risk management, finance techniques and financial reporting.

Subprime loan
A loan offered to an individual who does not qualify for a loan at the prime rate due to their credit history. If a lender thinks that there is an above-average risk involved in giving a loan to a certain individual, they will sometimes offer them a subprime loan, which has an interest rate higher than the prime rate.

Technical result
The result generated by the underwriting of insurance contracts including financial revenues and capital gains related to these contracts. Only used in the insurance business.

Tier 1 ratio
Core capital of a bank expressed as a percentage of the risk-weighted balance sheet total.

Total capital ratio
Total capital of the bank expressed as a percentage of total risk-weighted commitments. The minimum standard set by the Bank for International Settlements is 8%.

UNDP MDG
United Nations Development Programme's Millennium Development Goals.

Value added by new life business
The discounted present value of the future distributable shareholder net cash flows expected from the block of new business written in a specified period.

VaR
Value at Risk. A technique which uses the statistical analysis of historical market trends and volatilities to estimate the likelihood that a given portfolio's losses will exceed a certain amount.

Vendor leasing
A working relationship between a leasing company and a vendor to provide leasing to the vendor's customers.

Together, the Annual Review 2007 and the Financial Statements 2007 constitute the Annual Report of Fortis. The Financial Statements contain the financial statements of Fortis and the statutory accounts of Fortis SA/NV and Fortis N.V. The Annual Report is published in English, Dutch and French. In case of any discrepancy between these versions, the French and Dutch texts shall prevail. Fortis has taken every precaution to ensure that there are no differences between the French and the Dutch versions. The Annual Report is also available on our website: www.fortis.com.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2007 in het Nederlands. Het Jaaroverzicht 2007 en de Jaarrekeningen 2007 vormen tezamen het Jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis en de statutaire jaarrekening van Fortis SA/NV en Fortis N.V. Het Jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Franse en de Nederlandse versie de voorrang. Fortis heeft alles in het werk gesteld om zich ervan te vergewissen dat er geen verschillen zijn tussen de Franse en Nederlandse versie. Het Jaarverslag is ook te vinden op internet: www.fortis.com.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2007 en français. Le Synopsis de l'année 2007 et les Comptes annuels 2007 constituent ensemble le Rapport annuel de Fortis. La partie « Comptes annuels » présente les états financiers de Fortis et les Comptes statutaires de Fortis SA/NV et de Fortis N.V. Le Rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise. Vous pouvez également consulter le Rapport annuel sur Internet : www.fortis.com.

Published and edited by
Fortis Global Branding & Communications

Concept and design
Dart, Amsterdam

Printed by
Thieme GrafiMedia Groep, Amsterdam

Binding
Binderij Hexspoor, Boxtel

Photography
Photo cover: Fortis Marathon Rotterdam
Cats & Withoos (pages 7, 79 and 80)
Jan Caudron (page 9)
Jacqueline de Haas (inside front cover: photo 11 October)

Fortis is proud to be recognised as one of Europe's most dynamic and sustainable financial services brands, delivering specialised innovative and pragmatic customer solutions

- Bank of the Year in Western Europe
- Best at Investor Services in Western Europe
- Hedge Fund Administrator of the Year
- Best broker satisfaction award in Belgium
- Best customer satisfaction award for group life in the Netherlands
- General Insurer of the Year in the UK
- Best European internal employee newspaper
- Best employer in both Belgium and the Netherlands

FORTIS
Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 565 11 11
Fax +32 (0)2 565 42 22

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 226 26 26
Fax +31 (0)30 226 98 38

info@fortis.com

Visit our online annual report at

www.fortis.com

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